广州药业股份有限公司
GPC Guangzhou Pharmaceutical Company Limited


04035421

RECEIVED
2004 JUL 13 A 9:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 June 2004
Exemption No. 82-34656

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

SUPPL

Re : Guangzhou Pharmaceutical Company Limited (Exemption No. 82-34656)

On behalf of Guangzhou Pharmaceutical Company Limited, a company incorporate in the People's Republic of China, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :

Description of Document / Date

(1) Announcements published between 1 January 2003 to 30 June 2004;
(2) 2003 interim report;
(3) 2003 annual report; and
(4) Circulars in relation with connected transactions.

(please refer to the list enclosed for details)

PROCESSED
JUL 13 2004
THOMSON FINANCIAL



Yours Truly,
Jessie Huang
Compliance Officer

Enclosure

地址：中国广州沙面北街四十五号
电话：(8620) 81885712~801
传真：(8620) 81876408 邮编：510132

List of Documents

	Description of documents	Date (yy-mm-dd)
1	Announcement in relation to (1)medical insurance for all retired and retiringemployees of the group as required by provisional rules of medical insurance and (2)accounting treatmnet of insurance premium payments	2003-1-23
2	Summary of Annual Report for 2002	2003-3-24
3	2003 first quarterly report	2003-4-28
4	Announcement	2003-5-13
5	Resolutions passed at the 2002 annual general neeting	2003-5-19
6	Announcement	2003-5-23
7	Connected transaction subscription of new shares in a subsidiary by connected persons	2003-8-12
8	Summary of interim report for the six months ended 30th june 2003	2003-8-18
9	Circular- Connected Transactions/Subscription of New Shares in a Subsidiary by Connected Persons	2003-9-1
10	2003 third quartrtly report	2003-10-29
11	Announcement	2004-2-9
12	Summary of Annual Report for 2003	2004-3-29
13	Notice of the 2003 annual general neeting	2004-4-16
14	2004 first quarterly report	2004-4-29
15	Resolutions passed at the 2003 annual general neeting	2004-6-14
16	Announcement of resignation of director	2004-6-24
17	2003 Interim Report	
18	2003 Annual Report	
19	Circular- Continuing Connected Transactions	2004-4-14

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(在中華人民共和國註冊成立之股份有限公司)

(股份代號：0874)

關於董事辭任的公告

本公司董事會宣佈，於二零零四年六月二十二日同意李益民先生辭去本公司董事兼副董事長職務，並於同日生效。

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告如有任何虛假記載、誤導性陳述或者重大遺漏負連帶責任。

李益民先生因個人健康原因向廣州藥業股份有限公司(以下簡稱「本公司」)董事會(以下簡稱「董事會」)提出辭去本公司董事兼副董事長職務。本公司董事會於二零零四年六月二十二日作出書面決議，同意李益民先生辭去本公司董事兼副董事長職務，並於同日生效。李益民先生確認並無任何與其辭任有關而需讓本公司全體股東知悉的事宜。

本公司董事會謹對李益民先生為本公司所作的努力與貢獻給予肯定，並表示感謝。

特此公告

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年六月二十三日

於本公告日，本公司董事會成員包括執行董事蔡志祥先生、周躍進先生、馮贊勝先生以及獨立非執行董事吳張先生、黃顯榮先生、張鶴鏞先生。

BEST AVAILABLE COPY

The Stock Exchange … representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss … arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Announcement of Resignation of Director

The Board hereby announces that it approved Mr. Li Yimin's resignation as director and vice chairman of the Company on 22 June 2004 with effect from the same date.

The Company and all members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibilities for any false representation, misleading statements or material omission.

Due to his health conditions, Mr. Li Yimin tendered his resignation as director and vice chairman of Guangzhou Pharmaceutical Company Limited (the "Company") to the board of directors (the "Board") of the Company. The Board approved Mr. Li's resignation as director and vice chairman of the Company by means of written resolution passed on 22 June 2004 with effect from the same date. Mr. Li confirms that there are no matters that need to be brought to the attention of the shareholders of the Company in relation to his resignation.

The Board hereby extends its appreciation for Mr. Li's efforts and contribution to the Company during the tenure of his office.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 23 June 2004

As at the date of this announcement, the Board comprises Mr. Cai Zhixiang, Mr. Zhou Yuejin and Mr. Feng Zansheng as executive directors and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

RECEIVED
2004 JUL 13 A 9:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Interim Report 2003

CONTENTS

Important Notice 1

Company Profile 2

Change in Share Capital and Shareholdings of Major Shareholders 4

Directors, Supervisors, Senior Management and Staff 6

Management Discussion and Analysis 7

Disclosure of Significant Events 12

Financial Reports:

Prepared in accordance with Accounting Standards and Systems of the People's Republic of China 15

Prepared in accordance with Statement of Standard Accounting Practice 25 issued by the Hong Kong Society of Accountants 66

Documents Available for Inspection 78

IMPORTANT NOTICE

1 The Board of Directors of Guangzhou Pharmaceutical Company Limited (the "Company", and together with its subsidiaries, the "Group") and each director collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and confirm, having made reasonable enquiries, that to the best of their knowledge and belief, that there are no material omissions from or misrepresentations or misleading statements contained in this interim report.

2 Mr. Cai Zhixiang, Chairman of the Board, Mr. Zhou Yuejing, Director and General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Finance Manager, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this interim report.

3 The financial reports contained in this interim report are unaudited.

4 This interim report is prepared in both English and Chinese. In the event that different interpretation occurs, with the exception of the interim financial report prepared in accordance with Statement of Standard Accounting Practice 25, Interim Financial Reporting, issued by the Hong Kong Society of Accountants ("HKSSAP 25"), the Chinese version shall prevail .

The Board of Directors
Guangzhou Pharmaceutical Company Limited

COMPANY PROFILE

The Company

Legal name	
Chinese name:	廣州藥業股份有限公司
Chinese abbreviation:	廣州藥業
English name:	Guangzhou Pharmaceutical Company Limited
English abbreviation:	GPC
Place of listing, name of codes of the shares	*A shares* Shanghai Stock Exchange Stock code: 600332 Stock name: GZ Phar.
	H shares The Stock Exchange of Hong Kong Limited Stock code: 0874 Stock name: GZ Phar.
Registered office address	
The PRC registered office address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Postal code:	510130
Telephone:	(8620) 8121 8103
Fax:	(8620) 8121 6408
Website:	http://www.gzphar.com
E-mail:	sec@gpc.com.cn
Principal business address in Hong Kong:	Room 2005, 20th Floor, Tower Two, Lippo Center, 89 Queensway, Hong Kong
Legal representative	Cai Zhixiang
Company Secretary	
Name:	He Shuhua
Address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Telephone:	(8620) 8121 8117
Fax:	(8620) 8121 6408
E-mail:	hesh@gpc.com.cn
Newspapers designated by the Company to disclose information	Shanghai Securities Hong Kong Economic Times The Standard (English newspaper)
Internet website publishing interim report designated by	
The China Securities Regulatory Commission	http://www.sse.com.cn
The Stock Exchange of Hong Kong Limited	http://www.hkex.com.hk
Place where the interim report is available for inspection	Company Secretary Office Guangzhou Pharmaceutical Company Limited 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Other corporate information	
First Registration date:	1st September 1997
Registration date for change:	17th January 2001
Place of registration:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Business registration number:	4401011101830
Tax registration number:	44010063320680X

Principal financial data and indicators

1 Extracted from interim financial report prepared in accordance with accounting standards and systems of the People's Republic of China (the "PRC"):

	Unaudited At 30th June 2003 *Rmb*	Audited At 31st December 2002 *Rmb*	Change %
Current assets	**3,144,767,001.35**	2,947,222,139.79	6.70
Current liabilities	**1,771,604,992.82**	1,629,148,645.35	8.74
Total assets	**4,460,610,581.03**	4,173,194,491.19	6.89
Shareholders' funds (net of minority interests)	**2,384,160,418.04**	2,286,928,678.67	4.25
Net assets per share	**2.94**	2.82	4.26
Adjusted net assets per share	**2.86**	2.70	5.93

	Unaudited For the six months ended 30th June 2003 *Rmb*	**Unaudited** For the six months ended 30th June 2002 *Rmb*	Change %
Net profit	**93,613,387.19**	106,973,391.95	(12.49)
Net profit after charging non-operating items	**99,241,692.35**	115,085,904.07	(13.77)
Earnings per share (fully diluted)	**0.1154**	0.1319	(12.51)
Earnings per share (weighted average)	**0.1154**	0.1319	(12.51)
Return on net assets (fully diluted)	**3.93%**	4.68%	(16.03)
Return on net assets (weighted average)	**4.01%**	4.80%	(16.46)
Net cash inflow from operating activities	**17,840,032.66**	107,170,560.94	(83.35)

Notes:

(1) The above financial data and indicators are extracted from the Company's consolidated financial statements.

(2) Non-operating items included:

	Rmb
Income on government bonds	178,518.10
Non-operating income	664,664.53
Non-operating expenses	9,512,472.20
Subsidies income	180,927.28
Income tax adjustment	2,860,077.13

2 Extracted from interim financial report prepared in accordance with HKSSAP 25:

	Unaudited At 30th June 2003 *Rmb'000*	Restated Audited At 31st December 2002 *Rmb'000*	Change *(%)*
Current assets	**3,112,454**	2,912,941	6.85
Current liabilities	**1,791,392**	1,608,530	11.37
Total assets	**4,696,392**	4,418,506	6.29
Total liabilities (including minority interests)	**2,192,532**	1,957,094	12.03
Net assets	**2,503,860**	2,461,412	1.72
Net asset per share (Rmb)	**3.09**	3.04	1.64

	Unaudited		
	For the six months ended 30th June 2003 *Rmb'000*	Restated For the six months ended 30th June 2002 *Rmb'000*	Change *(%)*
Profit before taxation	**161,734**	174,010	(7.05)
Net profit	**91,102**	100,756	(9.58)
Earnings per share (Rmb)	**0.112**	0.124	(9.68)

3 Reconciliation of the Group's net assets and net profit prepared in accordance with PRC accounting standards and systems and accounting principles generally accepted in Hong Kong ("HKGAAP") in the interim financial reports are summarised below:

	At 30th June 2003 (unaudited) ***Rmb'000***	Restated At 31st December 2002 (audited) *Rmb'000*
Net assets under PRC accounting standards and systems:	**2,384,160**	2,286,929
Provision for bad debts	**(30,169)**	(31,211)
Intangible asset capitalised	**63,794**	69,017
Difference in fixed assets revaluation	**133,795**	134,783
Overprovision of research and development cost	**7,290**	4,228
Provision for employee benefits	**(70,763)**	(71,762)
Deferred taxation	**33,459**	34,885
Negative goodwill arising from dilution of interest in a subsidiary	**(3,618)**	—
Dividend proposed	**—**	48,654
Difference in minority interests	**(14,088)**	(14,111)
Net assets under HKGAAP	**2,503,860**	2,461,412

	For the six months ended 30th June 2003 (unaudited) ***Rmb'000***	Restated For the six months ended 30th June 2002 (unaudited) *Rmb'000*
Net profit under PRC accounting standards and systems:	**93,613**	106,973
Amortisation of deferred expenditure capitalised	**(5,223)**	(5,223)
Additional depreciation on difference on revalued fixed assets	**(988)**	(988)
Research and development cost overcharged/(undercharged)	**3,062**	(4,860)
Donation income recognised	**—**	227
Provision for employee benefits	**999**	—
(Provision)/ reversal of deferred taxation	**(1,426)**	4,379
Bad debt recovered	**1,042**	—
Difference in minority interests	**23**	248
Net profit under HKGAAP	**91,102**	100,756

CHANGE IN SHARE CAPITAL AND SHAREHOLDINGS OF MAJOR SHAREHOLDERS

1 Change in share capital

During the reporting period, there was no change in the capital structure of the Company.

2 Shareholdings of major shareholders

(1) As at 30th June 2003, there were 54,583 shareholders in total, including 1 shareholder holding the State-owned shares for the State, 54,532 shareholders holding domestic Renminbi ("RMB") A shares and 50 shareholders holding overseas H shares.

(2) As at 30th June 2003, the top ten major shareholders of the Company were as follows:

Shareholders	Type of shares	No. of shares	(Approx)%
Guangzhou Pharmaceutical Holdings Limited ("GZPHL")	State-owned shares	513,000,000	63.26
HKSCC Nominees Limited	H shares	217,964,999	26.88
Bohai Securities Co., Ltd.	A shares	924,688	0.11
HSBC Nominees (Hong Kong) Limited	H shares	862,000	0.11
China Merchants Bank Holdings Company Limited	A shares	372,850	0.06
Wong Chung King	H shares	308,000	0.04
Xinghe Securities Investment Fund	A shares	302,415	0.04
Deng Dakai	A shares	305,746	0.04
Bank of China- Tiantong 180 days-index Securities Investment Fund	A shares	158,501	0.02
Xie Tao	A shares	143,600	0.02

Notes:

(a) GZPHL is not connected with the other top ten major shareholders holding circulating shares. Accordingly, it should not be considered as parties acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders". The Company is not aware of any connection among the other nine top ten major shareholders, nor whether these nine shareholders are acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders".

During the reporting period, GZPHL disposed part of its interests in the Company's State-owned shares for the purpose of financing the debt restructuring of Guangzhou Baiyunshan Pharmaceutical Co., Ltd. ("GZ Baiyunshan") . The total number of the State-owned shares involved is 152,600,000, including a proposed disposal of 12,480,000 State-owned shares to the Guangzhou office of China Huarong Asset Management Corporation and 22,000,000 State-owned shares to the Guangzhou office of China Greatwall Asset Management Corporation. Relevant procedures to complete the disposals are currently in progress. The remaining State-owned shares of the Company held by GZPHL are still pledged as collateral.

(b) As notified by the HKSCC Nominees Limited, the register of substantial shareholders maintained under section 336 of the Securities and Futures Ordinance ("SFO"), Chapter 571 of the Laws of Hong Kong, recorded the following substantial shareholders' interests, being 5% or more of the Company's issued H shares as at 30th June 2003.

Shareholders	Number of shares held	% of total issued H shares
The Hongkong and Shanghai Banking Corporation Limited	46,412,950	21.11
Guotai Junan (Hong Kong) Securities Company Limited	17,714,000	8.06
Bank of China (Hong Kong) Company Limited	16,337,000	7.43
Hang Seng Bank Limited	11,186,000	5.09

As far as the directors are aware, other than those listed above, there was no other person or body corporate whose interests or short positions should be recorded in such register as at 30th June 2003.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND STAFF

1 Directors, Supervisors and Senior Management's interests in shares

(1) During the reporting period, the Directors, Supervisors and Senior Management's interests in the Company's issued A shares *are* as follows:

Name	Position	Shares held on 1st January 2003	Shares held on 30th June 2003	Reason for changes
Cai Zhixiang	Executive director	—	14,700	Note
Li Yiming	Executive director	—	14,700	Note
Zhou Yuejin	Executive director	—	3,700	Note
Feng Zansheng	Executive director	—	—	
Chu Youlin	Independent non-executive director	—	—	
Zhang Bohua	Independent non-executive director	—	—	
Liu Jinxiang	Independent non-executive director	—	—	
Wu Zhang	Independent non-executive director	—	—	
Huang Buren	Independent non-executive director	—	—	
Chen Canying	Chairman of the Supervisory Committee	—	9,800	Note
Tan Sima	Supervisor	—	—	
Luo Jidong	Supervisor	—	—	
He Shuhua	Deputy General Manager and Company Secretary	—	11,200	Note
Li Decheng	Deputy General Manager	—	—	
Gao Fang	Financial Controller	—	—	

Note: According to the long-term incentive bonus scheme approved at the Company's first Extraordinary General Meeting of 2002, Senior Management of the Company is entitled to an incentive bonus, provided that the target of operating profit of the relevant year is achieved. Part of the bonus can be used to subscribe for the Company's issued A Shares. Senior Management's interests in the Company have been reported to the Shanghai Stock Exchange ("SSE") in accordance with relevant rules and regulations.

(2) Directors, Supervisors and Senior Management's interests and short positions in the shares and underlying shares of the Company or any associated corporations

(a) As at 30th June 2003, the interests and short positions of the Directors, Supervisors and Senior Management in the shares, underlying shares and debentures of the Company and its associated corporations (within the meanings of Part XV of the SFO), as recorded in the register maintained by the Company under section 352 of the SFO or as notified to the Company and the Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set out in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), were as follows:

Name	Type of interest	Company	Number of Shares
Directors:			
Cai Zhixiang	Personal	A shares of the Company	14,700
	Family	Guangzhou Xing Qun Pharmaceutical Co., Ltd. ("Guangzhou Xing Qun")	1,900
	Family	Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd ("Guangzhou Pan Gao Shou")	1,670
	Family	Guangzhou Yang Cheng Pharmaceutical Co., Ltd ("Guangzhou Yang Cheng")	1,960
	Family	Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd ("Guangzhou Jing Xiu Tang")	2,240
	Family	Guangzhou Guang Hua Pharmaceutical Co., Ltd. (" Guangzhou Guang Hua")	1,670
	Family	Guangzhou Tian Xin Pharmaceutical Co., Ltd. ("Guangzhou Tian Xin")	1,670
	Trust*	Bao Lian Development Company Limited ("Guangzhou Bao Lian")	200,000
Li Yimin	Personal	A shares of the Company	14,700
	Family	Guangzhou Xing Qun	1,900
	Family	Guangzhou Pan Gao Shou	1,670
	Family	Guangzhou Yang Cheng	1,960
	Family	Guangzhou Jing Xiu Tang	2,240
	Family	Guangzhou Tian Xin	1,670
	Family	Guangzhou Guang Hua	1,670
	Trust *	Guangzhou Bao Lian	200,000
Zhou Yuejin	Personal	A shares of the Company	3,700
	Trust*	Bao Lian	200,000
Supervisors:			
Chen Canying	Personal	A shares of the Company	9,800
	Personal	Guangzhou Yang Cheng	22,150
Seniormanagement:			
He Shuhua	Personal	A shares of the Company	11,200
Li Decheng	Personal	Guangzhou Jing Xiu Tang	3,820
	Personal	Guangzhou Yang Cheng	1,680

* Mr. Cai Zhixiang, Li Yimin and Zhou Yuejin are holding the said shares in Bao Lian as trustees only.

* The said shares are inner staff share.

(b) Saved as above, as at 30th June 2003, none of the Directors, Supervisors or Senior Management has any interest or short positions in the shares, underlying shares and debentures of the Company and its associated corporations, as recorded in the register maintained by the Company under section 352 of the SFO or as notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set out in the Listing Rules.

2. During the reporting period, there was no resignation or appointment of Directors, Supervisors and Senior Management.

3. During the reporting period, there were no significant changes in the number and remuneration policy of employees.

MANAGEMENT DISCUSSION AND ANALYSIS

(Unless otherwise stated, financial data contained herein is extracted from the interim financial report prepared by the Group in accordance with PRC accounting standards and systems)

Scope of business

The Group is principally engaged in (1) manufacture and sales of Chinese Patent Medicine ("CPM"); (2) wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus and (3) research and development of natural medicine and biological medicine.

1 Analysis of operating results

According to the interim financial report prepared in accordance with PRC accounting standards and systems, the Group's turnover for the six months ended 30th June 2003 was Rmb3,577,432,000, representing an increase of 19.21% over that of the same period of 2002. Profit before taxation was Rmb162,799,000, representing a decrease of 11.88% over that of the same period of 2002. Net profit was Rmb93,613,000, representing a decrease of 12.49% over that of the same period of 2002.

According to the interim financial report prepared in accordance with HKGAAP, the Group's turnover for the six months ended 30th June 2003 was Rmb3,577,432,000, representing an increase of 19.21% over that of the same period of 2002. Profit before taxation was Rmb161,734,000, representing a decrease of 7.05% over that of the same period of 2002. Net profit was Rmb91,102,000, representing a decrease of 9.58% over that of the same period of 2002.

An analysis of the Group's turnover and profit from principal activities for the reporting period is set out below (prepared under PRC accounting standards and systems and HKGAAP):

	Turnover		**Cost of sales**		**Gross profit**	
Segment	**For the six months ended 30th June 2003 *Rmb'000***	For the six months ended 30th June 2002 *Rmb'000*	**For the six months ended 30th June 2003 *Rmb'000***	For the six months ended 30th June 2002 *Rmb'000*	**For the six months ended 30th June 2003 *Rmb'000***	For the six months ended 30th June 2002 *Rmb'000*
Manufacturing:	**970,509**	929,307	**451,384**	420,362	**519,125**	508,945
Trading:	**2,606,923**	2,071,576	**2,409,410**	1,896,560	**197,513**	175,016
Wholesale	**2,315,062**	1,852,312	**2,169,597**	1,720,821	**145,465**	131,491
Retail	**190,793**	161,940	**144,714**	122,438	**46,079**	39,502
Import and export	**101,068**	57,324	**95,099**	53,301	**5,969**	4,023
Total	**3,577,432**	3,000,883	**2,860,794**	2,316,922	**716,638**	683,961

Geographical analysis of sales arising from manufacturing and trading operations of the Group is as follows:

Area	Manufacturing Turnover Rmb'000	%	Trading Turnover Rmb'000	%	Total Turnover Rmb'000	%
Southern China	612,793	63.14%	2,183,379	83.76%	2,796,172	78.16%
Eastern China	126,080	12.99%	123,805	4.75%	249,885	6.99%
Northern China	85,119	8.77%	71,645	2.75%	156,764	4.38%
North-eastern China	54,835	5.65%	55,337	2.12%	110,172	3.08%
South-western China	46,995	4.84%	96,302	3.69%	143,297	4.01%
North-western China	29,406	3.03%	38,930	1.49%	68,336	1.91%
Export	15,281	1.57%	37,525	1.44%	52,806	1.48%
Total	970,509	100.00%	2,606,923	100.00%	3,577,432	100.00%

During the reporting period, the outbreak of Severe Acute Respiratory Syndrome (the "SARS") in the Guangdong province and other regions of China carried a series of impact on domestic pharmaceutical market: (1) demand for certain pharmaceutical products changed significantly; (2) purchases from medical institutions dropped tremendously in some areas due to the decrease in the number of inpatients; (3) gross profit margin of manufacturing operations decreased as a result of the increase in cost of certain raw materials. All of these factors adversely affected on the operating results of the Group.

(1) CPM manufacturing business (the "manufacturing operations")

According to the interim financial report prepared in accordance with PRC accounting standards and systems, turnover of the Group's manufacturing operations in the first half of 2003 was Rmb970,509,000, representing an increase of 4.43% over that of the same period of 2002. Profit before taxation was Rmb122,055,000, representing a decrease of 15.63% over that of the same period of 2002;

According to the interim financial report prepared in accordance with HKGAAP, turnover of the Group's manufacturing operations was Rmb970,509,000, representing an increase of 4.43% over that of the same period of 2002. Profit before taxation was Rmb121,898,000, representing a decrease of 13.54% over that of the same period of 2002.

The manufacturing operations have taken certain remedial actions for this dynamic domestic pharmaceutical market. Firstly, the manufacturing operations have taken full advantage of and reacted positively to the changing market, and have done their best to emphasise on the production and promotion of the SARS related products to satisfy the increasing market demand. Secondly, the manufacturing operations have conducted a series of promotional campaigns related to pharmaceutical technology to the end-user markets, and have emphasised on maintaining good customer relationship to mitigate the side-effects brought by the SARS. Thirdly, the manufacturing operations have been keen to explore and develop products with high market potential and to improve their marketing and promotional campaign so as to sharpen their competitive edge.

In the first half of 2003, the sales of certain products, such as Wang Lao Ji Liang Cha, Xu Han Ting Ke Li, Xia Sang Ju, She Dan Chuan Bei Pipa Gao and Qing Re An Chang Pian, significantly increased by 33.62%, 58.70%, 22.55%, 113.68% and 40.71%, respectively.

During the reporting period, sales of diabetic medicine decreased by 18.43% due to the SARS. Due to price fluctuation of certain raw materials and package materials, gross profit margin of the manufacturing operations in the first half of 2003 also decreased by 1.28% over the same period of 2002.

Sales analysis of major products is as follows:

Product	Six months ended 30th June 2003 Turnover Rmb'000	Gross profit Rmb'000
Heat clearing and anti-toxic	275,670	138,150
Diabetic medicine	150,710	96,320
Cough and phlegm clearing	133,160	62,190
Arthritic medicine	101,290	61,370
Gastric medicine	55,270	26,010

During the reporting period, the Group continuously strengthened the development of new products, especially those already in the 2nd phase process. Four new products have commenced production and three new products passed the development stage. 12 projects are under research and development stage, such as "Feng Shi Ping Jiao Nang" and "Fan Xi Luo Wei Ruan Jiao Nang". Besides, "Feng Shi Ping Jiao Nang" is undergoing the 3rd clinic testing phase.

The Group concentrated on accelerating the process of the technology upgrades. During the reporting period, Guangzhou Huanye Medicine Manufacturing Co., Ltd. has been granted the GMP certification for its completed renovation for its raw medicine workshop. Guangzhou Jin Xiu Tang has also completed the construction projects for adhesive plaster workshop, distilling workshop, pre-processing workshop and warehouse. Guangzhou Qi Xing Pharmaceutical Co., Ltd's ("Guangzhou Qi Xing") pill and keli syrup workshop upgrade and Guangzhou Qing Qun's automation of granules upgrade have already commenced operations. Gaolu workshop and technology upgrade of syrup production of Guangzhou Pan Gao Shou, tablets and syrup workshop of Guangzhou Yang Cheng and the new factory plants of Guangzhou Xing Qun and Guangzhou First Chinese Medicine Company Limited ("First Medicine") are still under construction.

During the reporting period, the ERP system has been implemented in 7 manufacturing subsidiaries. At present, the Group is in the process of implementing the ERP system and decision-making supporting system for the trading operations.

(2) Pharmaceutical trading business (including wholesale, retail, import and export) (the "trading operations")

According to the interim financial report prepared in accordance with PRC accounting standards and systems, turnover of the Group's trading operations in the first half of 2003 was Rmb2,606,923,000, representing an increase of 25.84% over that of the same period of 2002. Profit before taxation was Rmb40,744,000, representing an increase of 1.68% over that of the same period of 2002;

According to the interim financial report prepared in accordance with HKGAAP, turnover of the Group's trading operations was Rmb2,606,923,000, representing an increase of 25.84% over that of the same period of 2002. Profit before taxation was Rmb39,836,000, representing an increase of 20.61% over that of the same period of 2002.

Due to the impact of the tendering system adopted by hospitals and the changes in the State pricing policy for pharmaceutical products, gross profit margin of the trading operations in the first half of 2003 decreased by 0.87% over the same period of 2002 and accounts receivable balances increased significantly by 39.52% as well.

During the reporting period, the trading operations made all efforts to react to the severe market competition. Firstly the trading operations adjusted their sales policies for the dynamic market changes. They focused on the logistic management for the SARS related medicines and tried to maintain the stability of their market share. The trading operations have also strengthened the promotional activities on the SARS related medicines to ensure continual sales growth in the first half of 2003. Secondly, the trading operations has kept on exploring new products and certain famous pharmaceutical products and to secure their distribution rights in order to maintain the market share. Thirdly, the trading operations have proactively explored potential markets. During the reporting period, the trading operations have set up representative offices in Shenzhen City and Shantou City. At the same time, they paid attention to the development of OTC medicines and expansion of sales network outside Guangdong province. All these have helped to improve the reputation and strengthen competitiveness of the trading operations. Fourthly, the trading operations have done their best to secure the share in the end-user market, surrounding by favourable factors of its chained pharmacies of Cai Zhi Lin and Jian Min and excellent sales services. As at 30th June 2003, the Group has 267 chained pharmacies, including 162 Cai Zhi Lin pharmacies, which mainly carry CPM, and 105 Jian Min pharmacies, which mainly carry western pharmaceutical products. Finally, the trading operations have accelerated the progress of upgrading logistic centre. The major part of this project has been completed and parts of the warehouse have been in use.

During the reporting period, sales of wholesaling and retailing operations were respectively increased by 24.98% and 17.82% over the same period of 2002.

2 During the reporting period, the Group did not carry out any other business which has significant impact on the Group's net profit.

3 During the reporting period, the Group has no investment which derived income equal to 10% or more of the Group's net profit.

4 The Company's investment

(1) Use of net proceeds from issuing A shares

At the end of the reporting period, the use of proceeds from the issue of A shares was in line with the prospectus for issuing of A shares:

Category	Projects	Proposed injection Rmb'000	Funds injected Rmb'000	Status of completion %
Project for the technology upgrade and industrialisation of new products				
Pills	Xiao Ke Wan upgrade	29,800	29,800	100
	Bao Ji Wan upgrade	11,000	11,000	100
	Commercialisation of Wei Re Qing	29,000	7,990	80
	Automation of pill production	11,000	10,260	100
	Technology upgrade of Hua Tuo Pills	17,000	16,850	100
	Throat, spleen and intestine pills technology upgrade	29,100	15,050	60
Syrup	Technology upgrade of syrup production	29,500	13,710	60
	Commercialisation of Ke Gan Li Yan syrup	19,600	10,750	70
Granules	Anti-perspiration granules upgrade	12,000	11,350	100
	Automation of granules upgrade	29,900	29,900	100
	Flu granules for children upgrade	23,000	23,000	100
Tablets	Commercialisation of Xiao Yin tablets	29,500	8,640	45
	Spleen, intestine and pimples tablets upgrade	17,800	13,260	70
	Gaolu upgrade	29,500	29,500	60
	Tablets workshop upgrade	12,000	12,000	100
Industrialisation foundation				
Modernisation of extraction and purification technology		29,900	16,030	40
Critical purification of CO_2 technology foundation		29,900	-	-
Trading				
Expanding of retail chain pharmacies				
	Jian Min	89,300	62,910	65
	Cai Zhi Lin	59,500	20,160	60
Logistic centre upgrade		20,000	20,000	50
ERP for trading section upgrade		20,000	10,840	50
Bio-medical research centre		80,000	45,930	50
Additional working capital		50,000	79,690(Note)	-
Total		708,300	498,620	-

Note: The net proceeds from issuing of A shares were Rmb737,990,000. The portion exceeded the budgeted proceeds amounting to Rmb29,690,000 was used as additional working capital.

Explanatory note on returns on projects and delay in completion of certain projects

During the reporting period, additional sales and gross profit from the completed projects amounted to Rmb250,430,000 and Rmb130,500,000 respectively. Due to plant relocation, technology upgrade for syrup production was delayed. Expansion of chained pharmacies also slowed down because of the severe competition in the retailing sector. The traffic re-construction in the Guangzhou City led to the delay in the construction of the logistic centre project, the construction of which is still in progress.

(2) Other investment

With the approval from the Investment Management Committee of the Company on 26th May 2003, the Company entered into a joint venture agreement with Guangdong New Greenery Life Technology Co., Ltd. to establish an enterprise, Guangzhou Jin Shen Pharmaceutical Technology Co., Ltd. ("Jin Shen"). The purpose of establishing Jin Shen is to develop and to sell health-care food and natural-ingredient products. The Company is the major shareholder and its investment in Jin Shen amounted to Rmb675,000, representing 45% of total equity thereof . The establishment of Jin Shen is still in process.

5 Financial status (prepared in accordance with PRC accounting standards and systems)

(1) Change of major accounting items:

	For the six months ended 30th June 2003 *Rmb*	For the six months ended 30th June 2002 *Rmb*	Change *Rmb*	%
Turnover from principal activities	**3,577,432,478.96**	3,000,882,903.37	576,549,575.59	19.21
Profit from principal activities	**704,017,563.16**	670,377,619.25	33,639,943.91	5.02
Financial expenses	**9,745,954.57**	7,534,799.14	2,211,155.43	29.35
Income tax	**60,757,080.64**	69,144,132.64	(8,387,052.00)	(12.13)
Net profit	**93,613,387.19**	106,973,391.95	(13,360,004.76)	(12.49)
Decrease in cash and cash equivalents	**127,760,262.46**	(2,256,876.95)	(125,503,385.51)	(5,560.93)

	At 30th June 2003 *Rmb*	At 31st December 2002 *Rmb*	Change *Rmb*	%
Total assets	**4,460,610,581.03**	4,173,194,491.19	287,416,089.84	6.89
Accounts receivable	**1,009,479,818.74**	716,482,532.62	292,997,286.12	40.89
Other receivables	**167,803,876.13**	122,975,499.77	44,828,376.36	36.45
Inventories	**862,206,587.39**	848,519,074.31	13,687,513.08	1.61
Long-term investment	**86,016,292.53**	86,789,969.55	(773,677.02)	(0.89)
Net fixed assets	**927,461,719.21**	775,707,985.29	151,753,733.92	19.56
Accrued expenses	**14,935,569.23**	4,625,106.82	10,310,462.41	222.92
Other payables	**136,336,249.99**	124,069,695.90	12,266,554.09	9.89
Tax payable	**37,383,884.41**	48,773,628.89	(11,389,744.48)	(23.35)
Long-term borrowings	**107,180,000.00**	89,680,000.00	17,500,000.00	19.51
Share capital	**810,900,000.00**	810,900,000.00	—	—
Shareholders' equity	**2,384,160,418.04**	2,286,928,678.67	97,231,739.37	4.25

(2) Explanatory notes on the items with changes of 30% or above (as compared with the corresponding figures 2002

(a) Financial expenses: During the reporting period, financial expenses increased by 29.35% in comparison with the same period of 2002 due to the significant increase in bank borrowings.

(b) Cash and cash equivalents: Cash and cash equivalents decreased by 5,560.93% in comparison with 2002. The major reason was that the cash inflows from operating activities and financing activities decreased.

(c) Accounts receivable: As at 30th June 2003, accounts receivable of the Group increased by 40.98% in comparison with 2002. The major reasons for the increase were : 1) significant increase in credit sales; 2) credit terms extended to those medical institutions were increased as a result of implementing the tendering system; 3) delay repayment by customers due to SARS.

(d) Other receivable: As at 30th June 2003, other receivable of the Group increased by 36.45% in comparison with 2002. The reason was due to large amount of prepayments for machineries and constructions in progress.

(e) Accrued expenses: As at 30th June 2003, accrued expenses increased by 222.92% in comparison with 2002. The reason was due to the accrual of advertising expenses, repair and maintenance expenses and research and development expenses.

(3) Liquidity, financial resources and capital structure

As at 30th June 2003, long-term borrowings of the Group amounted to Rmb117,180,000(of which Rmb10,000,000 are repayable within one year). These borrowings are fixed interest loans denominated in Rmb, of which Rmb20,000,000 are repayable in 2004, Rmb27,680,000 repayable in 2005 and Rmb59,500,000 repayable in 2006. As at 30th June 2003, cash and cash equivalents of the Group amounted to Rmb892,140,000, of which 89.40% is denominated in Rmb and 10.60% is denominated in Hong Kong dollars.

(4) Capital expenditure

The Group expected that capital expenditure for the year 2003 will be approximately Rmb291 million and actual expenditure in the first half of 2003 amounted to Rmb136 million. The Group has sufficient financial resources to meet the demand for capital expenditure and daily working capital.

(5) Exposure to fluctuations in exchange rate

As the majority of the revenue, expenses, assets and liabilities of the Group are denominated in Rmb, the Group does not have significant risk in exposure to fluctuations in exchange rate.

(6) Contingent liabilities

Up to 30th June 2003, the Group has no significant contingent liabilities.

(7) Charge on the Group assets

As at 30th June 2003, the net book value of fixed assets pledged as security for bank borrowings granted to the Group amounted to Rmb97,260,000.

DISCLOSURE OF SIGNIFICANT EVENTS

1 Corporate governance

The Company has operated strictly in compliance the PRC Company Law, the Securities Law, Code of Corporate Governance for Listed Companies, Listing Rules of the Shanghai Stock Exchange, the Listing Rules, and other relevant rules and regulations issued by the China Securities Regulatory Commission (the "CSRC"), the HKSE and the SSE, in order to continually improve the corporate governance, standardise its operation and perfect the Company governance structure to meet the requirements.

2 Proposed scheme of profit distribution and increase in share capital from capital reserve or issue of new shares

(a) Pursuant to the resolutions passed in the 2002 Annual General Meeting ("AGM") which was held on 16th May 2003, the approved 2002 final dividend was Rmb0.06 per share (including withholding tax for A shares), based on the total 810,900,000 shares as at 31st December 2002.

(b) According to the announcement for 2002 final dividend published in "Shanghai Securities" on 26th May 2003, the registration date for A shares shareholders for the final dividend was on 29th May 2003, the closing date was on 30th May 2003 and the dividend payment date was on 6th June 2003.

(c) During the reporting period, the Company did not propose any increase in share capital.

3 The Board does not recommend the payment of a dividend for the six months ended 30th June 2003 nor propose any increase in share capital from the capitalisation of capital reserve.

4 During the reporting period, the Group has no significant litigation or arbitration.

5 During the reporting period, there was no significant disposal of assets, or merger and acquisition activities occurred in the Company, subsidiaries or associated companies.

6 Connected transactions

Guangzhou Hanfang Contemporary Chinese Medicine Research and Development Co., Ltd, ("Guangzhou Hanfang") is a subsidiary in which the Company originally had 97.44% interest. With the approval from the board of directors of Guangzhou Hanfang on 26th February 2003, Guangzhou Hanfang increased its registered capital with contribution by some new investors. In accordance with the Subscription Agreement signed by the new shareholders including GZPHL. GZPHL made an investment of Rmb25,634,300 in the form of revalued fixed assets. Huadong Chinese Patent Medicine Engineering Holdings Company Limited made cash investment of Rmb5,000,000. Liu Ju Yan, Mo Shang Zhi, Cai Xin Chun, Zhao Xiang Yong and Ge Fa Huan, directors and senior managements of Guangzhou Hanfang totally made cash investment of Rmb2,650,000. Guangzhou Hanfang completed its change of business registration on 17th April 2003. After the completion of capital contribution, the Company directly and indirectly holds 58.49% interest in Guangzhou Hanfang.

According to the relevant rules and regulations of SSE and HKSE, the above capital contribution is considered as connected transactions. This transaction was approved by the independent non-executive directors at the Board meeting held on 7th August 2003. Details of the connected transactions were disclosed in the announcement of the Company published in "Hong Kong Economic Times", "The Standard" and "Shanghai Securities" on 12th August 2003.

During the reporting period, the Group has no other significant connected party transactions.

Details of other related party transactions during the reporting period are disclosed in the notes to the interim financial report prepared in accordance with PRC accounting standards and systems.

7 Major contracts and their implementation

(a) During the reporting period, the Group did not hold on trust, sub-contract or rent assets of other companies or vice versa, which generated profit that accounted for 10% or more of the total profits for the period.

(b) During the reporting period, the Company did not provide any guarantee in favor of any third parties.

(c) During the reporting period, the Group has not had any trusted fund management activities.

8 During the reporting period, the Company or its shareholders holding shares of 5% or above did not make any commitment, which had significant impact on the Company's operation and the state of affairs.

9 Purchase, sale or redemption of shares

The Company has not redeemed, sold, purchased or cancelled any of the Company's listed shares during the reporting period.

10 Bank loans, overdraft and other loans

As at 30th June 2003, details of bank loans and overdrafts and other loans are set out on page 47, 49, 50 and 74. Up to 30th June 2003, long-term bank loans and current portion of long term liabilities is respectively increased by Rmb17,500,000 and Rmb10,000,000. Short term loans decreased by Rmb4,800,000 in comparison with 2002.

11 Gearing ratio

Up to 30th June 2003, there have been no material adverse changes in the gearing ratio of the Group in comparison with 2002.

12 Compliance with the Code of Best Practice

Throughout the period, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules of HKSE.

13 The Audit Committee and the management has reviewed the accounting policies, accounting regulations and methods adopted by the Group, and discussed with management about the audit, internal controls and financial reporting. The Committee also reviewed the unaudited interim financial reports for the six months ended 30th June 2003.

14 The interim financial reports are unaudited.

15 During the reporting period, no punishment was imposed on the Company, the Board or any of its Directors by the CSRC and other supervisory bodies.

16 Save as those disclose above, the Group did not have any other significant event during the reporting period.

17 Index to the important disclosed information:

Disclosed information	Newspaper and the order	Date	Website and address
Announcement of accounting treatment on medical insurance for past services of its retired and retiring employees, as required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government, and according to the accounting treatment under HKGAAP.	Page 21 on "Shanghai Securities" A44 on "Hong Kong Economic Times" Page 37 on "The Standard"	24th January 2003	www.sse.com.cn www.hkex.com.hk
Announcement on 2002 annual report, resolutions passed at the 22nd meeting of the Board of the 2nd term and 12th meeting of the Supervisory Committee of the 2nd term	Page 8 on "Shanghai Securities" A34 - 35 on "Hong Kong Economic Times" N2-N8 on "The Standard"	24th March 2003	www.sse.com.cn www.hkex.com.hk
Announcement on 2003 first quarter report	Page 29 on "Shanghai Securities" A33 on "Hong Kong Economic Times" N48 on "The Standard"	28th April 2003	www.sse.com.cn www.hkex.com.hk
Influences of SARS	Page 40 on "Shanghai Securities" A31 on "Hong Kong Economic Times" C25 on "The Standard"	13th May 2003	www.sse.com.cn www.hkex.com.hk
Resolutions passed at 2002 AGM	Page 12 on "Shanghai Securities" A34 on "Hong Kong Economic Times" C31 on "The Standard"	19th May 2003	www.sse.com.cn www.hkex.com.hk
The implementation of 2002 final dividend	Page 8 on "Shanghai Securities"	26th May 2003	www.sse.com.cn
Announcement on connected party transactions undertaken by a subsidiary of the Guangzhou Pharmaceutical Company Limited	Page 5 on "Shanghai Securities" A14 on "Hong Kong Economic Times" C24-25 on "The Standard"	12th August 2003	www.sse.com.cn www.hkex.com.hk

FINANCIAL REPORT

Interim financial report prepared in accordance with PRC accounting standards and systems (page 15 to 27)

Notes to the interim financial report (prepared in accordance with PRC accounting standards and systems)

Condensed interim financial report prepared in accordance with HKSSAP 25(page 66 to 77)

Prepared in accordance with PRC Accounting Standards and Systems (Unaudited)

CONSOLIDATED BALANCE SHEET

As at 30 th June 2003

Appendix I

Prepared by: Guangzhou Pharmaceutical Company Limited

Assets	*Notes*	Ending balance Rmb	Opening balance Rmb
Current assets:			
Cash	VI-1	892,142,916.49	1,019,903,178.95
Short term investment	VI-2	50,464,244.58	61,194,385.90
Notes receivable	VI-3	16,152,920.93	180,000.00
Dividend receivable	VI-4	2,359,954.92	5,474,684.92
Interest receivable		—	—
Accounts receivable	VI-5	1,009,479,818.74	716,482,532.62
Other receivable	VI-6	167,803,876.13	122,975,499.77
Advance to suppliers	VI-7	46,510,961.28	80,700,451.50
Subsidy receivable	VI-8	10,042,998.97	10,064,712.63
Inventories	VI-9	862,206,587.39	848,519,074.31
Prepaid expenses	VI-10	87,602,721.92	81,727,619.19
Long-term debentures investments due within one year		—	—
Other current assets		—	—
Total current assets		3,144,767,001.35	2,947,222,139.79
Long-term investment			
Long-term equity investment	VI-11	86,016,292.53	86,789,969.55
Long-term debentures investment		—	—
Total long-term investment		86,016,292.53	86,789,969.55
Fixed assets			
Fixed assets - cost	VI-12	1,418,286,389.49	1,247,479,589.50
Less: accumulated depreciation	VI-12	465,261,433.47	442,207,260.76
Fixed assets - net value	VI-12	953,024,956.02	805,272,328.74
Less: provision for fixed assets	VI-12	25,563,236.81	29,564,343.45
Net fixed assets	VI-12	927,461,719.21	775,707,985.29
Construction supplies		—	—
Construction work in progress	Vi-13	163,474,986.15	236,616,437.79
Disposal of fixed assets		—	—
Total fixed assets		1,090,936,705.36	1,012,324,423.08
Intangible assets and other assets			
Intangible assets	VI-14	104,528,712.96	93,768,566.32
Long-term prepaid expenses	VI-15	34,361,868.83	33,089,392.45
Other long-term assets		—	—
Total intangible assets and other assets		138,890,581.79	126,857,958.77
Deferred tax			
Deferred tax assets			
Total assets		4,460,610,581.03	4,173,194,491.19

CONSOLIDATED BALANCE SHEET (continued)

Liabilities & shareholder's equity	Notes	Ending balance Rmb	Opening balance Rmb
Current liabilities			
Short-term loans	VI-16	550,540,000.00	555,340,000.00
Notes payable	VI-17	86,209,300.02	78,178,584.40
Accounts payable	VI-18	724,234,582.09	580,755,642.12
Advance from customers	VI-19	45,965,829.35	46,266,805.26
Accrued payroll		103,209,888.84	81,003,162.42
Welfare payable		57,562,465.73	57,057,212.15
Dividends payable	VI-20	620,649.20	49,124,722.36
Tax payable	VI-21	37,383,884.41	48,773,628.89
Other liabilities	VI-22	4,606,573.96	3,954,085.03
Other payables	VI-23	136,336,249.99	124,069,695.90
Accrued expenses	VI-24	14,935,569.23	4,625,106.82
Estimated liabilities		—	—
Long-term liabilities due within one year		10,000,000.00	—
Other current liabilities		—	—
Total current liabilities		1,771,604,992.82	1,629,148,645.35
Long-term liabilities			
Long-term loans	VI-25	107,180,000.00	89,680,000.00
Bonds payable		—	—
Long-term payable	VI-26	3,594,871.48	3,619,897.61
Special payables	VI-27	20,283,330.13	22,893,288.18
Other long-term liabilities		5,000,000.00	5,000,000.00
Total long-term liabilities		136,058,201.61	121,193,185.79
Deferred tax			
Deferred tax credits			
Total liabilities		1,907,663,194.43	1,750,341,831.14
Minority shareholders' equity		168,786,968.56	135,923,981.38
Shareholders' equity			
Share capital	VI-28	810,900,000.00	810,900,000.00
Less: investment returned		—	—
Net share capital		810,900,000.00	810,900,000.00
Capital surplus	VI-29	1,117,952,576.82	1,114,334,224.64
Reserved fund	VI-30	336,429,845.16	336,429,845.16
Including: public welfare fund	VI-30	109,728,912.38	109,728,912.38
Retained earnings		118,877,996.06	25,264,608.87
Total shareholders' equity		2,384,160,418.04	2,286,928,678.67
Total liabilities and shareholders' equity		4,460,610,581.03	4,173,194,491.19

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the period ended 30th June 2003

Appendix II - I

Prepared by: Guangzhou Pharmaceutical Company Limited

		Notes	Six months ended 30th June 2003 Rmb	Six months ended 30th June 2002 Rmb
1.	**Sales**	VI-31	3,577,432,478.96	3,000,882,903.37
	Less: Cost of sales	VI-32	2,860,794,147.40	2,316,922,017.95
	Less: Sales tax and levies	VI-33	12,620,768.40	13,583,266.17
2.	**Profit from principal operations**		704,017,563.16	670,377,619.25
	Add: Profit from other operations	VI-34	19,447,910.34	17,414,773.88
	Less: Operating expenses		249,893,026.21	224,639,697.95
	Less: General and administrative expenses		292,237,293.34	258,225,811.36
	Less: Financial expenses	VI-35	9,745,954.57	7,534,799.14
3.	**Operating profit**		171,589,199.38	197,392,084.68
	Add: investment income	VI-36	(123,373.71)	(538,721.44)
	Add: Subsidy income	VI-37	180,927.28	69,318.00
	Add: Non-operating income	VI-38	664,644.53	1,050,767.09
	Less: Non-operating expenses	VI-39	9,512,472.20	13,228,312.14
4.	**Total profit**		162,798,925.28	184,745,136.19
	Less: Income tax		60,757,080.64	69,144,132.64
	Less: Loss and gain of minority shareholders		8,428,457.45	8,627,611.60
5.	**Net profit**		93,613,387.19	106,973,391.95

Appendix II - II

Monetary Unit: Renminbi Yuen

	Six months ended 30th June 2003				Six months ended 30th June 2002			
	Return on net assets		Earnings per share		Return on net assets		Earnings per share	
Profit for the period	Fully diluted	Weighted average	Fully diluted	Weighted average	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal operations	29.53%	30.17%	0.87	0.87	29.34%	30.11%	0.83	0.83
Profit from operations	7.20%	7.35%	0.21	0.21	8.64%	8.87%	0.24	0.24
Net profit	3.93%	4.01%	0.12	0.12	4.68%	4.80%	0.13	0.13
Net profit after deduction of exceptional items	4.16%	4.25%	0.12	0.12	5.04%	5.17%	0.14	0.14



CONSOLIDATED PROFIT APPROPRIATION STATEMENT
For the period ended 30th June 2003

Appendix III

Prepared by: Guangzhou Pharmaceutical Company Limited

	Item	Six months ended 30th June 2003 Rmb	Six months ended 30th June 2002 Rmb
1.	**Net profit**	93,613,387.19	106,973,391.95
	Add: Retained earnings brought forward	25,264,608.87	531,953.81
	Add: Transfer from others	—	—
2.	**Profit distributable**	118,877,996.06	107,505,345.76
	Less: Transfer to statutory surplus reserves	—	—
	Less: Transfer to public welfare fund	—	—
	Less: Transfer to staff bonus and welfare fund	—	—
	Less: Transfer to reserve fund	—	—
	Less: Enterprise expansion fund	—	—
	Less: Profit returned to investment	—	—
3.	**Profit distributable to shareholders**	118,877,996.06	107,505,345.76
	Less: Dividend for preferred shares	—	—
	Less: Transfer to discretionary surplus reserves	—	—
	Less: Dividend for ordinary shares	—	—
	Less: Dividend for ordinary shares transfer to share capital	—	—
4.	**Retained earnings**	118,877,996.06	107,505,345.76

CONSOLIDATED CASH FLOW STATEMENT

For the period ended 30th June 2003

Appendix IV

Prepared by: Guangzhou Pharmaceutical Company Limited

Item	Notes	Six months ended 30th June 2003 Rmb	Six months ended 30th June 2002 Rmb
I. Cash flow from operating activities			
Cash received from sales of goods or rendering services		3,890,239,781.74	3,249,793,971.20
Refund of tax and levy		2,182,901.06	2,571,762.82
Other cash received related to operating activities	VI-40	14,351,435.07	104,314,987.32
Subtotal of cash inflow		3,906,774,117.87	3,356,680,721.34
Cash paid for goods or services		3,085,124,866.38	2,508,228,304.03
Cash paid to or on behalf of employees		231,385,890.28	208,518,373.69
Tax paid		254,807,641.35	239,851,300.49
Other cash paid in relation to operating activities	VI-41	317,615,687.20	292,912,182.19
Subtotal of cash outflow		3,888,934,085.21	3,249,510,160.40
Net cash flow from operating activities		17,840,032.66	107,170,560.94
II. Cash flow from investing activities			
Cash received from sales of investments		20,000,000.00	1,003,240.64
Cash received from investment income		3,576,842.03	2,126,573.69
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		11,351,260.33	2,484,705.40
Other cash received from investing activities		3,022,039.32	11,080,634.03
Subtotal of cash inflow		37,950,141.68	16,695,153.76
Cash paid to acquire fixed assets, intangible assets and other long-term assets		127,412,579.73	75,352,038.62
Cash paid to acquire investment		9,675,000.00	79,103,140.00
Other cash paid in relation to investment activities		6,763,004.20	2,710,816.64
Subtotal of cash outflow		143,850,583.93	157,165,995.26
Net cash flow from investing activities		(105,900,442.25)	(140,470,841.50)
III. Cash flow from financing activities			
Proceeds from acquiring investments		—	—
Proceeds from acquiring investment from minority shareholders		7,650,000.00	—
Proceeds from borrowings		351,750,000.00	269,940,000.00
Other proceeds relating to financing activities		1,521,104.65	1,177,095.95
Subtotal of cash inflow		360,921,104.65	271,117,095.95
Cash repayments of amounts borrowed		329,050,000.00	172,619,927.31
Cash payments for distribution of dividends, profits or interest expenses		66,216,758.60	62,039,182.33
Cash payments for distribution of dividends to minority shareholders		5,354,198.92	3,511,469.89
Other cash payments relating to financing activities		—	1,903,112.81
Subtotal of cash outflow		400,620,957.52	240,073,692.34
Net cash flow from financing activities		(39,699,852.87)	31,043,403.61
IV. Effect of changes in foreign exchange rate on cash		—	—
V. Net increase in cash and cash equivalents		(127,760,262.46)	(2,256,876.95)

Supplementary Information

	Item	Six months ended 30th June 2003 Rmb	Six months ended 30th June 2002 Rmb
1.	**Reconciliation of net profit to cash flow operating activities**		
	Net profit	93,613,387.19	106,973,391.95
	Loss & gain of minority shareholders	8,428,457.45	8,627,611.60
	Add: Provision of value impairment of assets	8,982,278.32	13,206,602.38
	Depreciation of fixed assets	39,234,221.87	39,524,883.05
	Amortization of intangible assets	1,999,507.00	2,179,600.31
	Amortization of long-term prepaid expenses	9,106,573.93	7,077,137.65
	Decrease in prepaid expenses (less: increase)	(5,875,102.73)	(7,065,663.50)
	Increase in accrued expenses (less: decrease)	10,310,462.41	8,400,881.10
	Loss on disposal of fixed assets, intangible assets and other long-term assets (less: gain)	387,123.45	206,585.44
	Loss on scrapping of fixed assets	2,757,934.82	1,244,327.84
	Financial expenses	18,675,929.35	13,951,785.08
	Loss on investment (less: gain)	123,373.71	538,721.44
	Deferred tax credit (less: debit)	—	—
	Decrease in inventories (less: increase)	(13,687,513.08)	167,881,488.24
	Decrease in operating receivables (less: increase)	(318,110,273.74)	(278,653,799.62)
	Increase in operating payables (less: decrease)	161,608,129.98	23,077,007.98
	Others	285,542.73	-
Net cash flow from operating activities		17,840,032.66	107,170,560.94
2.	**Investing and financing activities that don't involve in cash receipts or payments**		
	Repayment of debts by the transfer of investments	—	—
	Convertible bonds due within one year	—	—
	Fixed assets obtained by financing lease	—	—
3.	**Net increase in cash and cash equivalents**		
	Cash at the end of period	892,142,916.49	865,150,772.53
	Less: Cash at the beginning of period	1,019,903,178.95	867,407,649.48
	Add: Cash equivalents at the end of period	—	—
	Less: Cash equivalents at the beginning of period	—	—
Net increase in cash and cash equivalents		(127,760,262.46)	(2,256,876.95)

BALANCE SHEET

As at 30th June 2003

Appendix V

Prepared by: Guangzhou Pharmaceutical Company Limited

Assets	*Notes*	**Ending balance Rmb**	**Opening balance Rmb**
Current assets:			
Cash		220,081,921.15	204,624,119.72
Short term investment		50,464,244.58	61,194,385.90
Notes receivable		—	—
Dividend receivable		11,992,165.00	5,106,895.00
Interest receivable		—	—
Accounts receivable		—	—
Other receivable	VII-1	345,609,122.43	285,792,292.21
Prepayments		—	—
Subsidy receivable		—	—
Inventories		—	—
Prepaid expenses		—	—
Long-term debentures investments due within one year		—	—
Other current assets		—	—
Total current assets		628,147,453.16	556,717,692.83
Long-term investment			
Long-term equity investment	VII-2	1,775,785,238.93	1,772,278,585.65
Long-term debentures investment		—	—
Total long-term investment		1,775,785,238.93	1,772,278,585.65
Fixed assets			
Fixed assets - cost		37,075,137.03	31,605,410.76
Less: accumulated depreciation		8,754,354.01	7,279,372.15
Fixed assets - net value		28,320,783.02	24,326,038.61
Less: provision for fixed assets		7,109,752.25	7,109,752.25
Net fixed assets		21,211,030.77	17,216,286.36
Construction supplies		—	—
Construction work in progress		—	4,330,352.17
Disposal of fixed assets		—	—
Total fixed assets		21,211,030.77	21,546,638.53
Intangible assets and other assets			
Intangible assets		—	—
Long-term prepaid expenses		2,191,444.73	2,404,510.41
Other long-term assets		—	—
Total intangible assets and other assets		2,191,444.73	2,404,510.41
Deferred tax			
Deferred tax assets		—	—
Total assets		2,427,335,167.59	2,352,947,427.42

BALANCE SHEET (continued)

Liabilities & shareholder's equity	*Notes*	Ending balance Rmb	Opening balance Rmb
Current liabilities			
Short-term loans		—	—
Notes payable		—	—
Accounts payable		—	—
Advance from customers		—	—
Accrued payroll		2,629,148.66	2,629,148.66
Welfare payable		2,819,254.83	2,568,305.87
Dividends payable		9,935.83	48,676,917.14
Tax payable		961,609.68	408,494.06
Other liabilities		—	9,880.96
Other payables		34,433,036.78	11,947,614.68
Accrued expenses		1,308,187.00	3,250,000.00
Estimated liabilities		—	—
Long-term liabilities due within one year		—	—
Other current liabilities		—	—
Total current liabilities		42,161,172.78	69,490,361.37
Long-term liabilities			
Long-term loans		—	—
Bonds payable		—	—
Long-term payable		—	—
Special payables		—	—
Other long-term liabilities		—	—
Total long-term liabilities		—	—
Deferred tax			
Deferred tax credits		—	—
Total liabilities		42,161,172.78	69,490,361.37
Shareholders' equity			
Share capital		810,900,000.00	810,900,000.00
Less: investment returned		—	—
Net share capital		810,900,000.00	810,900,000.00
Capital surplus		1,117,838,541.74	1,114,220,189.56
Reserved fund		124,276,436.70	124,276,436.70
Including: public welfare fund		52,000,975.21	52,000,975.21
Retained earnings		332,159,016.37	234,060,439.79
Total shareholders' equity		2,385,173,994.81	2,283,457,066.05
Total liabilities and shareholders' equity		2,427,335,167.59	2,352,947,427.42

PROFIT AND LOSS ACCOUNT

For the period ended 30th June 2003 and 2002

Appendix VI

Prepared by: Guangzhou Pharmaceutical Company Limited

	Item	*Notes*	Six months ended 30th June 2003 *Rmb*	Six months ended 30th June 2002 *Rmb*
1.	**Sales**		—	—
	Less: Cost of sales		—	—
	Less: Sales tax and levies		—	—
2.	**Profit from principal operations**		—	—
	Add: Profit from other operations		(101,095.92)	—
	Less: Operating expenses		—	—
	Less: General and administrative expenses		9,496,481.49	10,403,830.43
	Less: Financial expenses		(2,037,278.47)	(3,217,632.01)
3.	**Operating profit**		(7,560,298.94)	(7,186,198.42)
	Add: investment income	VII-3	105,670,008.14	109,066,856.54
	Add: Subsidy income		—	—
	Add: Non-operating income		—	—
	Less: Non-operating expenses		11,132.62	—
4.	**Total profit**		98,098,576.58	101,880,658.12
	Less: Income tax		—	864,591.02
5.	**Net profit**		98,098,576.58	101,016,067.10

PROFIT APPROPRIATION STATEMENT

For the period ended 30th June 2003 and 2002

Prepared by: Guangzhou Pharmaceutical Company Limited

Appendix VII

	Item	Six months ended 30th June 2003 Rmb	Six months ended 30th June 2002 Rmb
1.	**Net profit**	98,098,576.58	101,016,067.10
	Add: Retained earnings brought forward	234,060,439.79	151,227,348.71
	Add: Transfer from others	—	—
2.	**Profit distributable**	332,159,016.37	252,243,415.81
	Less: Transfer to statutory surplus reserves	—	—
	Less: Transfer to public welfare fund	—	—
	Less: Transfer to staff bonus and welfare fund	—	—
	Less: Transfer to reserve fund	—	—
	Less: Enterprise expansion fund	—	—
	Less: Profit returned to investment	—	—
3.	**Profit distributable to shareholders**	332,159,016.37	252,243,415.81
	Less: Dividend for preferred shares	—	—
	Less: Transfer to discretionary surplus reserves	—	—
	Less: Dividend for ordinary shares	—	—
	Less: Dividend for ordinary shares transfer to share capital	—	—
4.	**Retained earnings**	332,159,016.37	252,243,415.81




CASH FLOW STATEMENT

For the period ended 30th June 2003 and 2002

Appendix VIII

Prepared by: Guangzhou Pharmaceutical Company Limited

Item	Six months ended 30th June 2003 Rmb	Six months ended 30th June 2002 Rmb
I. Cash flow from operating activities		
Cash received from sales of goods or rendering services	—	—
Refund of tax and levy	—	—
Other cash received related to operating activities	2,652,555.38	2,623,217.88
Subtotal of cash inflow	2,652,555.38	2,623,217.88
Cash paid for goods or services	—	—
Cash paid to or on behalf of employees	3,987,199.00	5,582,045.70
Tax paid	237,959.57	1,084,991.62
Other cash paid in relation to operating activities	2,855,203.12	6,030,682.23
Subtotal of cash outflow	7,080,361.69	12,697,719.55
Net cash flow from operating activities	(4,427,806.31)	(10,074,501.67)
II. Cash flow from investing activities		
Cash received from sales of investments	20,000,000.00	—
Cash received from investment income	99,155,060.26	75,372,458.92
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	—
Other cash received from investing activities	75,000,000.00	10,198,176.50
Subtotal of cash inflow	194,155,060.26	85,570,635.42
Cash paid to acquire fixed assets, intangible assets and other long-term assets	660,839.22	725,164.00
Cash paid to acquire investment	9,675,000.00	83,850,000.00
Other cash paid in relation to investment activities	116,173,275.92	10,704,001.88
Subtotal of cash outflow	126,509,115.14	95,279,165.88
Net cash flow from investing activities	67,645,945.12	(9,708,530.46)
III. Cash flow from financing activities		
Proceeds from acquiring investments	—	
Proceeds from borrowings	—	—
Other proceeds relating to financing activities	—	—
Subtotal of cash inflow	—	—
Cash repayments of amounts borrowed	—	
Cash payments for distribution of dividends, profits or interest expenses	47,760,337.38	48,654,000.05
Other cash payments relating to financing activities	—	
Subtotal of cash outflow	47,760,337.38	48,654,000.05
Net cash flow from financing activities	(47,760,337.38)	(48,654,000.05)
IV. Effect of changes in foreign exchange rate on cash		
V. Net increase in cash and cash equivalents	15,457,801.43	(68,437,032.18)

Supplementary Information

	Item	Six months ended 30th June 2003 Rmb	Six months ended 30th June 2002 Rmb
1.	**Reconciliation of net profit to cash flow operating activities**		
	Net profit	98,098,576.58	101,016,067.10
	Add: Provision of value impairment of assets	—	—
	Depreciation of fixed assets	1,474,981.86	1,205,330.60
	Amortization of intangible assets	—	—
	Amortization of long-term prepaid expenses	413,065.68	413,065.68
	Decrease in prepaid expenses (less: increase)	—	—
	Increase in accrued expenses (less: decrease)	(1,941,813.00)	(2,300,000.00)
	Loss on disposal of fixed assets, intangible assets and other long-term assets (less: gain)	—	—
	Loss on scrapping of fixed assets	—	—
	Financial expenses	—	5,669.20
	Loss on investment (less: gain)	(105,670,008.14)	(109,066,856.54)
	Deferred tax credit (less: debit)	—	—
	Decrease in inventories (less: increase)	—	—
	Decrease in operating receivables (less: increase)	1,255,349.78	—
	Increase in operating payables (less: decrease)	1,942,040.93	(1,347,777.71)
	Others	—	—
Net cash flow from operating activities		(4,427,806.31)	(10,074,501.67)
2.	**Investing and financing activities that don't involve in cash receipts or payments**		
	Repayment of debts by the transfer of investments	—	—
	Convertible bonds due within one year	—	—
	Fixed assets obtained by financing lease	—	—
3.	**Net increase in cash and cash equivalents**		
	Cash at the end of period	220,081,921.15	265,145,554.65
	Less: Cash at the beginning of period	204,624,119.72	333,582,586.83
	Add: Cash equivalents at the end of period	—	—
	Less: Cash equivalents at the beginning of period	—	—
Net increase in cash and cash equivalents		15,457,801.43	(68,437,032.18)

BREAKDOWN OF PROVISION FOR ASSET'S VALUE IMPAIRMENT

For the period ended 30th June 2003

Appendix VIV

Prepared by: Guangzhou Pharmaceutical Company Limited

Monetary Unit: Renminbi Yuan

Item	Opening balance	Current increase	Reduction: Current recovery related to recovery of asset's value	Reduction: Other current recovery	Reduction: Total recovery	Ending balance
1. Total provision for bad debts	45,769,189.55	8,982,278.32	88,062.24	112,796.00	200,858.24	54,550,609.63
Including: Accounts receivables	38,791,512.37	8,980,716.72	88,062.24	53,563.70	141,625.94	47.630.603.15
Other receivables	6,977,677.18	1,561.60	—	59,232.30	59,232.30	6,920,006.48
2. Total provision for short-term investment	2,395,536.76	—	1,237,858.68	—	1,237,858.68	1,157,678.08
Including: Stock investment	920,003.76	—	566,156.16	—	566,156.16	353,847.60
Debenture investment	1,475,533.00	—	671,702.52	—	671,702.52	803,830.48
3. Total provision for inventories	689,096.81	—	—	30,576.91	30,576.91	658,519.90
Including: Goods in stock	390,344.03	—	—	30,576.91	30,576.91	359,767.12
Raw material	298,752.78	—	—	—	—	298,752.78
4. Total provision for long-term investment	32,555,294.68	—	—	151,890.13	151,890.13	32,403,404.55
Including: Long-term equity investment	32,555,294.68	—	—	151,890.13	151,890.13	32,403,404.55
Long-term debenture investment	—	—	—	—	—	—
5. Total provision for fixed assets	29,564,343.45	—	—	4,001,106.64	4,001,106.64	25,563,236.81
Including: House and building	19,109,793.34	—	—	2,706,000.83	2,706,000.83	16,403,792.51
Machinery equipment	10,044,172.53	—	—	1,241,832.99	1,241,832.99	8,802,339.54
6. Provision for intangible assets	966,151.46	—	—	—	—	966,151.46
Including: Patent	—	—	—	—	—	—
Trademark	—	—	—	—	—	—
7. Provision for construction work in progress	—	—	—	—	—	—
8. Provision for loan by trust	—	—	—	—	—	—
9. Total	111,939,612.71	8,982,278.32	1.325,920.92	4,296,369.68	5,622,290.60	115,299,600.43

I Basic condition of the Company

Guangzhou Pharmaceutical Company Limited (the "Company") is a joint stock company with limited liability established initially in this form in the People's Republic of China pursuant to a reorganization of eight Chinese patent medicine manufacturing entities and three pharmaceutical trading entities formerly under the supervision and control of Guangzhou Pharmaceutical Holdings Limited (the "Holding") with the capital injection of operating assets and the state owned equity in accordance with the TGS [1997] 139 article issued by the Economic Structure Reform Committee of the State. The Company obtained a business license with the official code of 4401011101830 on 1 September 1997.

Pursuant to the TGS [1997] 145 article issued by the Economic Structure Reform Committee of the State and the ZWF [1997] 56 article issued by the Securities Committee of the State Council, the Company issued 219.9 million H shares listed on The Stock Exchange of Hong Kong Limited in October 1997. After obtaining the approval from the China Securities Regulatory Committee, the Company issued 78 million A shares listed on The Shanghai Stock Exchange on 10 January 2001. The total registered share capital of the Company is Rmb810,900,000, including shares owned by the State of Rmb513,000,000, comprising 63.26% of the total shares, and public shares of Rmb297,900,000, comprising 36.74% of the total shares.

The Company and its subsidiaries included in the conduction scope (the "Group") are engaged in capital management, investment, research, development, financing, the research, development and manufacturing of Chinese patent medicine, biological products, health care medicines and drinks, and the wholesale, retail and import and export of Chinese patent medicine, western pharmaceutical products and various medical apparatus.

The Group's structure presently includes seven Chinese patent medicine manufacturing entities, one chemical materials medicine manufacturing entity, two medical research & development entities and three pharmaceutical trading entities.

II Principal Accounting Policies, Accounting Estimates and Method for Preparation of Consolidated Financial Statements

1. Accounting System

The accounting policies adopted by the Group are in accordance with "Accounting Standards of Business Enterprises" and "Accounting Regulations for Business Enterprises".

2. Accounting Period

The accounting period covers the calendar year from 1st January to 31st December.

3. Currency Adopted in Accounting Records

Accounting records are maintained in Renminbi.

4. Basis of Recording and Valuation

Basis of Recording adopts the accrual concept and the Basis of Valuation is stated at historical cost.

5. Foreign Currency Translation

Foreign currency translations during the year are translated into Renminbi at the exchange rates stipulated by the People's Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the exchange rates stipulated by the People's Bank of China at the balance sheet date. Exchange differences arising from these translations are recorded as financial expenses.

6. Cash Equivalents

Cash equivalents are defined as investments that are short-term, highly liquid, readily convertible to cash and are subject to a low risk of change in value at the time the Company prepares the cash flow statement.

7. **Provision for Bad Debts**

The Group provides an allowance for bad debts. The provision will be reversed when bad debts arise.

Certified standard of bad debts recognition: If the debtor becomes bankrupt or dies, the amount remaining after deducting that portion of the debt repaid, will be the amount of the unpaid receivable; The debtor does not pay back a debt that has been outstanding for three years, and it has been determined as impossible to recover after the approval of the Board of Directors.

According to the certified standard of provision for bad debts approved by the Board of Directors, the Group provides an allowance for bad debts based on the aging of receivable balances. In addition, the Company provides a special provision for high-risk receivables based on the financial status and liquidity of the debtor.

The provision and its rate is based on the aging of receivable balances as follows:

Aging	**Provision**
Within 1 year	1%
1-2 years	10%
2-3 years	30%
3-4 years	50%
4-5 years	80%
Over 5 years	100%

The above receivable includes accounts receivable and other receivables. The Company provides a provision for other receivables after deducting the balance of inter-company debtors, unreimbursed business disbursements and other current accounts not related to repayment of accounts.

8. **Inventories**

Inventories of the Group include finished goods, commodities in stock, work in progress, raw materials, goods in transit, low-value consumables and packaging materials.

Inventories are valued based on the perpetual accounts record and cost of acquisition.

Consolidated subsidiaries include manufacturing enterprises and commercial enterprises. The respective Basis of Valuation is as follows,

(1) Manufacturing enterprises:

If raw materials and finished products are stated at planned cost, inventories are recorded at standard cost upon daily issuance and dispatch. At the end of the month the amount of inventories stated at standard cost will be adjusted for price variances borne by them to arrive at the actual cost; If stated at actual cost, inventories are accounted for on a weighted average basis or first-in-first-out basis.

Low-value consumables and packaging materials are recorded at actual cost and fully amortized upon date issued for use.

(2) Commercial enterprises:

Inventories of wholesale enterprises are stated at acquisition cost and accounted for on a first-in-first-out basis.

Inventories of retailers are stated using the selling price method. The amount is adjusted for price variances to arrive at actual cost at month end.

Inventories are checked at the year-end. In case the costs are higher than the realizable values owing to damage, obsoleteness or low selling price, the Group will provide a provision for inventories for the difference.



9. Short-term investments

(1) Short-term investments of the Group are recorded at total price on acquisition after deducting the cash dividends or interest which have been declared but unpaid. Cash dividends or interest shall be offset against the carrying amount of investments upon receipt. On disposal of an investment, the difference between the sale proceeds received and the carrying amount of the investment shall be recognized as an investment gain or loss in the current period.

(2) Short-term investments of the Group are priced at the lower of cost and market value. At the year-end, if market value is lower than cost, a provision will be made for the difference.

10. Long-term equity investments

Long-term equity investments by the Group are stated at the original cost.

For those investments that represent less than 20% of the investee's issued capital, or at 20% or above but the Company has no significant influence over the investee, the cost method is adopted. For those investments that represent 20% or above of the investee's issued capital, or less than 20% but the Company has significant influence over the investee, the equity method of accounting is adopted. For those investments made which represent more or less than 50% of the investee's issued capital, but the Company has substantial control over the investee, the equity method of accounting is adopted and consolidated financial statements are prepared.

When the equity method is adopted, the Company recognizes investment income or loss according to its attributable share of the investee enterprise's net profit or loss. When the cost method is adopted, profits or cash dividends declared to be distributed by the investee enterprise are recognized as investment income in the current period.

Equity investment differences are amortized on an average basis over the investment period, if any, as stipulated in the investment contract. If the investment period is not specified in the contract, the excess of the investment cost over the investor's share of owner's equity of the investee enterprise is amortized over a period of not more than 10 years. The shortfall of investment cost over the investor's share of owner's equity of the investee enterprise is amortized over a period of not less than 10 years.

11. Long-term debenture investments

Debentures invested by the Company are stated at investment cost and investment income is accounted for using the cost method.

Premiums or discounts are amortized on a straight-line basis when recognizing related interest income over the period between the acquisition date and the maturity date of the debenture.

12. Provision for long-term investments

As approved by the Board of Directors, in the event of a continuing decline in market value or deterioration in operating conditions of the investee enterprise where the decline will not be recovered in the foreseeable future, the Company will make a provision for this based on the difference between the recoverable amount and the carrying amount of the investment.

13. **Fixed Assets and Depreciation**

Fixed assets include buildings, motor vehicles, machinery and equipment that have useful lives over one year and whose unit costs are greater than Rmb2,000. Fixed assets are stated at cost. Depreciation is provided to write off the cost over their useful lives using the straight-line method, after taking into account the estimated residual value of 1% to 5% (10% for foreign investment enterprises). The annual rates of depreciation are as follows:

Fixed assets category	Depreciation life	Depreciation Rate
Buildings	15-50 years	1.80%-6.60%
Machinery and equipment	4-18 years	5%-24.75%
Motor vehicles	5-10 years	9%-19.80%
Electronic equipment	5-10 years	9%-19.80%
Office equipment	4-8 years	11.25%-24.75%
Other equipment	4-15 years	6%-24.75%

When depreciating those assets with a value impairment provision, the depreciation rate and amount are recomputed based on the book value of assets (i.e., original cost less accumulated depreciation and provision), and the remaining useful lives; in the case where the value of those fixed assets with provisions is recovered, the depreciation rate and amount shall be recomputed at the new book value.

In the event that the fixed assets' recoverable amounts are less than the carrying value due to a continuing decline in market value or obsolesce, damage, long idleness or other economic reasons, the Group will provide a provision for the difference.

14. **Construction work in progress**

(1) Project cost of Construction work in progress is determined based on the actual cost and is transferred to fixed assets when the work reaches its expected usable condition.

(2) In the event that the construction work is suspended for a long period and will not restart in the foreseeable future, is outdated in function or technology, and the economic proceeds which the work will bring are very uncertain, or with other full elements evidencing that value of the construction work is impaired, a provision will be provided for the difference between the recoverable amount and the carrying amount of the construction work.

15. **Intangible assets and Amortization**

Intangible assets, which are mainly land use rights and propriety technology, are stated at acquisition cost. Amortization is provided to write off the cost on an average basis over their expected useful lives.

Intangible assets of the Group are priced at the lower of book value and recoverable amount. At year-end, if the recoverable amount is lower than book value, a provision will be made for the difference.

16. **Long-term deferred expenses**

Long-term deferred expenses are stated at cost. Amortization is provided to write off the cost evenly over the anticipated beneficial period.

Pre-operating expenses are recorded in long-term deferred expenses upon occurrence, and fully amortized in the first month of formal operation.

17. **Accounting for borrowing cost**

Borrowing costs relating to operations are taken to financial expenses of the current period.

The interest incurred in the acquisition of long-term assets is capitalized before the project is delivered for use, and included as a project cost.

The capitalization amount of financing costs is calculated as the weighted average amount of period-end accumulated expenditures incurred for the acquisition or construction of long-term assets multiplied by the capitalization rate.

18. Recognition of income

Income in respect of sales of goods is recognized when title to the goods and its major risks and rewards are passed to customers, the Company will not execute the right of supervision and control over the goods, either the proceeds are received or entitlement of proceeds is evidenced, and the cost of sale of goods can be estimated reliably.

Income in respect of service rendered is recognized on completion of contracts and either contracted fees are received or entitlement to fees is evidenced.

19. Taxation

The Company accounts for income tax using the tax payable method.

20. Basis of preparation of consolidated financial statements

The consolidated financial statements are prepared in accordance with [1995] 11 article of "Temporary regulation of consolidation on financial statements" and CKEZ [1996] 2 article of "Reply on the consolidation scope for the consolidated financial statements" issued by the Ministry of Finance. The consolidated financial statements have included all principal subsidiaries in the consolidation scope and eliminated sufficiently the business activities between the Company and its subsidiaries or between subsidiaries, based on the individual financial statements of the Company and each subsidiary in the consolidation scope.

III Taxation and Other Additional Taxes

The type and rate of tax applicable to the Group is as follows:

1. Circulating tax and other additional taxes

(1) Circulating tax

Activity category	Tax category	Tax rate
Sales of goods	Value Added Tax	17%
Sales of materials	Value Added Tax	17%
Rental income	Business Tax	5%
Income from fund occupation	Business Tax	5%
Income from sales of wine products	Consumption Tax	10%

(2) City construction tax

The city construction tax is calculated and paid based on 7% of the total amount of circulating tax. Subsidiaries of the Group that are foreign invested enterprises are not subject to city construction tax in accordance with PRC regulations.

(3) Education surcharge

The education surcharge is calculated and paid based on 3% of total circulating tax. Subsidiaries of the Group that are foreign invested enterprises are not subject to education surcharge in accordance with PRC regulations.

2. Enterprise income tax

The Group accrues and pays enterprise income tax at the rate of 33% in accordance with "Temporary regulation of corporate income tax in the People's Republic of China".

Pursuant to "Enterprise Income Tax Law for Foreign Invested Enterprise in the People's Republic of China", Guangzhou Qi Xing Pharmaceutical Company Limited, one of the Company's subsidiaries, applies enterprise income tax at a rate of 24% and local income tax at a rate of 3%.

IV. Subsidiaries and Joint Ventures

1. Major subsidiaries in the consolidation scope of the consolidated financial statements

Name of the Company	Registered capital *Rmb'000*	Invested amount by the Company in its subsidiaries *Rmb'000*	% of equity interest	Principle activities
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd	83,280	48,720	58.51	Research & development of medicine and products of health care
Guangzhou Baidi Bio-medicine Co., Ltd	50,000	46,400	92.8	Research & development of medicine
Guangzhou Huanye Medicine Manufacturing Co., Ltd	6,000	3,580	59.701	Manufacturing chemical material medicine
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	77,170	68,670	88.99	Production of Chinese patent medicine
Kwang Chow First Chinese Medicine Company Limited	166,000	161,050	97.016	Production of Chinese patent medicine
Guangzhou Chen Li Ji Chinese Medicine Factory	94,000	94,000	100	Production of Chinese patent medicine
Guangzhou Qi Xing Pharmaceutical Factory	82,420	82,420	100	Production of Chinese patent medicine
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	86,230	76,230	88.40	Production of Chinese patent medicine
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	65,440	57,440	87.78	Production of Chinese patent medicine
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	106,380	98,380	92.48	Production of Chinese patent medicine
Guangzhou Pharmaceutical Corporation	222,000	215,330	96.9941	Trading of Western pharmaceutical products and medical apparatus
Guangzhou Chinese Medicine Corporation	69,700	69,700	100	Trading of Chinese patent medicine and Chinese raw medicine
Guangzhou Pharmaceutical Import & Export Corporation	15,000	15,000	100	Import and export of medicine

2. Those subsidiaries in which the Company holds over 50% equity interest but are not included in the consolidation scope are as follows:

The Company holds an 80% equity interest in Guangzhou Medicine Commodities Exhibition Store, but based on the material principle it was not consolidated into the Company. Because its total assets, sales and net profit to which the Company is entitled are below 10% of those of the Company, in addition the store commenced its liquidation in the current year.

The Company holds a 53% equity interest in Guangdong Xinghua Health Drink Co., Ltd., but does not include it in the consolidation as the Company does not have substantial control over this company pursuant to relevant contracts and articles of association.

V. Profit Appropriation

The profit after tax shall be applied in the following order:

(1) allocated against losses;

(2) allocation to statutory surplus reserve fund;

(3) allocation to statutory public welfare fund;

(4) allocation to discretionary surplus reserve fund;

(5) payment of dividends.

The distribution of profit after tax and payment of dividends shall be proposed by the Board of Directors and approved by the shareholders' general meeting. Unless the shareholders come to another agreement, the Board of Directors is authorized by the shareholders' general meeting to declare and pay interim dividends.

VI. Notes to Consolidated Financial Statements

(All amounts are stated in Rmb Yuan unless otherwise stated)

1. Bank balances and cash

	Ending balance	Opening balance
Cash on hand	**1,439,757.52**	1,613,278.00
Cash in bank	**884,023,523.55**	993,825,484.15
Cash equivalence	**6,679,635.42**	24,464,416.80
	892,142,916.49	1,019,903,178.95

(1) Breakdown of cash in bank

	Ending balance	Opening balance
Current deposit	**633,572,640.50**	646,986,537.82
Fixed deposit	**250,450,883.05**	346,838,946.33
	884,023,523.55	993,825,484.15

(2) Breakdown of cash equivalents

	Ending balance	Opening balance
Bank note deposit	**227,819.21**	16,838,694.32
Credit card deposit	**223,386.09**	238,696.27
L/C deposit	**6,228,430.12**	7,387,026.21
	6,679,635.42	24,464,416.80

2. Short-term investments

	Ending balance	Provision		Market price
Stock	**3,733,092.18**	353,847.60		3,379,244.58
Treasury bill	**39,888,830.48**	803,830.48		39,085,000.00
Investment Fund	**8,000,000.00**	0.00		8,000,000.00
	51,621,922.66	1,157,678.08	Note	50,464,244.58

Note: According to the closing price of the Shanghai Stock Exchange and the Shenzhen Stock Exchange on 30 June 2003, the Group made an provision for the amount of which the market price is lower than cost.

3. Notes receivable

(1) The ending balance of RMB16,152,920.93 represents bank acceptance bill.

(2) Compared with the opening balance, the ending balance increased by 8,873%. The increase is due to that the Group used more bank note to settle transaction than before

4. Dividend receivable

	Ending balance	Opening balance
Nanhai Southern Packing Company Limited	**1,992,165.00**	5,106,895.00
GETDD Yongcheng Medicine Trading Co., Ltd.	**367,789.92**	367,789.92
	2,359,954.92	5,474,684.92

Compared with the opening balance, the ending balance decreased 56.89%. The decrease is due to dividend received from Nanhai Nanfang packing Co., Ltd.

5. Accounts receivable

(1) Aging analysis of accounts receivable

Aging	Ending balance			
	Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	979,772,034.54	92.68%	9,850,884.36	1.00%
Over 1 year and within 2 years	28,797,604.77	2.72%	2,879,760.48	10.00%
Over 2 years and within 3 years	7,075,040.49	0.67%	2,122,512.15	30.00%
Over 3 years and within 4 years	14,291,873.72	1.35%	7,145,936.86	50.00%
Over 4 years and within 5 years	7,711,795.28	0.73%	6,169,436.22	80.00%
Over 5 years	19,462,073.09	1.84%	19,462,073.09	100.00%
	1,057,110,421.89	100.00%	47,630,603.15	4.51%

Aging	Opening balance			
	Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	702,018,180.98	92.95%	7,463,417.61	1.06%
Over 1 year and within 2 years	13,915,260.16	1.84%	1,396,272.50	10.03%
Over 2 years and within 3 years	9,243,624.58	1.23%	3,026,900.14	32.75%
Over 3 years and within 4 years	8,174,940.32	1.08%	6,028,518.11	73.74%
Over 4 years and within 5 years	5,680,233.64	0.75%	4,634,598.70	81.59%
Over 5 years	16,241,805.31	2.15%	16,241,805.31	100.00%
	755,274,044.99	100.00%	38,791,512.37	5.14%

From the balances aforementioned, no account is due from those shareholders, which have a shareholding of 5% or more.

(2) From the balance aforementioned, Rmb67,678,691.80 is owed by the top five customers with largest balances, representing 6.40% of the total balance.

(3) Compared with the opening balance, the Ending balance has increased 40.89%. The main reason for this increase is due to 1) the increase of sales, 2) further extension of the hospital's tendering, 3) longer credit terms to hospitals, 4) agents' delayed repayment due to its tighten cash flow during the SARS period.

6. Other receivables

(1) Aging analysis of other receivables

Aging	Ending balance			
	Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	114,109,186.15	65.31%	18,929.65	0.02%
Over 1 year and within 2 years	17,515,202.90	10.02%	38,000.00	0.22%
Over 2 years and within 3 years	19,123,579.43	10.95%	2,022,726.66	10.58%
Over 3 years and within 4 years	4,913,448.47	2.81%	115,093.34	2.34%
Over 4 years and within 5 years	2,438,262.68	1.40%	0.00	0.00%
Over 5 years	16,624,202.98	9.51%	4,725,256.83	28.42%
	174,723,882.61	100.00%	6,920,006.48	3.96%

Aging	Opening balance			
	Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	71,525,059.73	55.04%	811,666.25	1.13%
Over 1 year and within 2 years	19,685,420.24	15.15%	1,862,697.62	9.46%
Over 2 years and within 3 years	13,800,383.35	10.62%	41,052.51	0.30%
Over 3 years and within 4 years	4,449,861.62	3.42%	50,000.00	1.12%
Over 4 years and within 5 years	7,570,986.98	5.83%	668,841.08	8.83%
Over 5 years	12,921,465.03	9.94%	3,543,419.72	27.42%
	129,953,176.95	100.00%	6,977,677.18	5.38%

(2) Details of other receivables

	Ending balance
Petty cash	**1,631,001.45**
Deposit	**3,747,681.27**
Advance to staff for operation	**32,941,534.22**
Advance to staff for private	**62,792.85**
Current account with external company	**110,491,465.42**
Advance for new plant project and equipments	**17,302,728.17**
Research & Development contract fee to Hangzhou Zhe Da	**1,200,000.00**
Others	**7,346,679.23**
	174,723,882.61

Among the other receivable accounts, amounts due from those shareholders that have a shareholding of 5% or more represented the amount due from the Holding amounted to Rmb 8,049,523.12.

(3) Compared with the opening balance, the Ending balance has increased by 36.45%. The increase is mainly due to the advance for projects and equipments.

7. Advance to suppliers

(1) From the balance aforementioned, no advance has been paid to those shareholders that have shareholding a 5% or more.

(2) Compared with the opening balance, the ending balance decreased by 42.37%. The decrease is due to that the goods purchased at the beginning of 2003 were received.

8. Subsidy receivable

	Ending balance	Opening balance
Export tax refundable	**10,042,998.97**	10,064,712.63
	10,042,998.97	10,064,712.63

9. Inventories

	Ending balance		Opening balance	
	Balance	**Provision**	Balance	Provision
Goods in transit	**1,854,131.93**	**—**	3,920,280.65	—
Raw material	**85,887,894.76**	**298,752.78**	78,262,771.39	298,752.78
Work in progress	**37,199,567.09**	**—**	35,133,621.26	—
Finished goods	**50,245,051.57**	**—**	85,135,120.98	—
Consumables	**1,870,053.41**	**—**	1,554,527.27	—
Packing Material	**36,715,400.77**	**—**	28,032,228.25	—
Goods for process	**741,848.00**	**—**	1,342,025.86	—
Consigned commodity	**38,422.53**	**—**	—	—
Stock goods	**646,008,444.50**	**359,767.12**	613,928,504.51	390,344.03
Others	**2,304,292.73**	**—**	1,899,090.95	—
	862,865,107.29	**658,519.90**	849,208,171.12	689,096.81

The Company made a provision of Rmb658,519.90 based on the difference between the carrying cost and net realizable value for obsolete and slow moving stock and those which selling prices are lower than their cost.

10. Pre-paid expense

	Opening balance	**Addition**	**Amortisation**	**Ending balance**
Insurance expense	2,600,600.95	70,714.77	1,755,383.13	**915,932.59**
Repair and maintenance of fixes assets	582,927.48	229,940.64	505,363.02	**307,505.10**
Road toll	31,253.28	80,343.55	80,039.68	**31,557.15**
Advertising	1,152,000.00	—	576,000.00	**576,000.00**
Deductible input VAT	76,886,436.31	165,462,541.04	157,352,127.22	**84,996,850.13**
Others	474,401.17	878,004.55	577,528.77	**774,876.95**
	81,727,619.19	166,721,544.55	160,846,441.82	**87,602,721.92**

11. Long-term equity investment

(1) Details of long-term equity investments are as follows:

Investee	Expired date	Shareholder percentage	Initial amount of investment
Guangdong Xinghua Health Drink Company Limited.	2008	53.00%	39,644,000.00
Indonesia Sanyou Industrial Company Limited	2014	50.00%	1,521,562.82
Guangzhou Zhongfu Pharmaceutical company Limited	N/A	50.00%	400,000.00
Guangzhou Zhongsheng Medical Factory Taihe Substation	N/A	50.00%	1,000,000.00
Shanghai Jiuhe Tang Chinese Medicine Company Limited	2007	20.52%	615,000.00
Hangzhou Zhe Da Han Fang Chinese Medicine information Engineering Co., Ltd.	N/A	44.00%	440,000.00
Ming Tai Industrial (Thailand) Company Limited	2007	40.00%	516,930.33
Hang Zhou Medical Station Co. Ltd.	N/A	13.47%	264,000.00
Guangzhou Medicine Commodities Exhibition Store	N/A	80.00%	861,392.58
GETDD Yongcheng Medicine Trading Co., Ltd.	N/A	24.00%	480,000.00
Guangzhou Medicine Company Bei Jing Lu Medicine Store	N/A	20.00%	160,000.00
Chinese Medical Trading Association Co. Ltd.	N/A	10.00%	400,000.00
Nanhai Southern Packing Company Limited	2011	21.42%	30,000,000.00
Jihua Medical Appliance Company Limited	N/A	24.00%	3,000,000.00
Guoyao Group Industrial Co., Ltd	N/A	10.00%	8,000,000.00
Everbright Bank	N/A	0.30%	10,725,000.00
Jinying Fund Management Co., Ltd	N/A	20.00%	20,000,000.00
Guangzhou Jinsheng Pharmaceutical Co., Ltd.	N/A	45.00%	675,000.00
Qixing Mazhong Pharmaceutical Co., Ltd.	2005	40.00%	362,826.38
Holding Company of Nine Cities Eleven Factories Association	—	—	50,000.00
Communication Bank Guangdong Branch	—	—	362,750.00

(2) Changes in long-term equity investments during the current year are as follows:

	Ending balance	Original Investment	Current fluctuation under equity method	Accumulated fluctuation under equity method	Provision	Note
Guangdong Xinghua Health Drink Company Limited.	37,545,697.21	39,644,000.00	(173,740.08)	(2,098,302.79)	29,907,945.05	[1]
Indonesia Sanyou Industrial Company Limited	1,260,144.45	1,521,562.82	—	—	1,260,144.45	[2]
Guangzhou Zhongfu Pharmaceutical company Limited	1,497,703.72	400,000.00	117,514.27	1,097,703.72	—	
Shanghai Jiuhe Tang Chinese Medicine Company Limited	615,000.00	615,000.00	—	—	—	
Guangzhou Zhongsheng Medical Factory Taihe Substation	785,315.05	1,000,000.00	—	(214,684.95)	785,315.05	[3]
Hangzhou Zhe Da Han Fang Chinese Medicine information Engineering Co., Ltd.	400,071.75	440,000.00	—	(39,928.25)	—	
Ming Tai Industrial (Thailand) Company Limited	311,749.32	516,930.33	—	(205,181.01)	—	
Hang Zhou Medical Station Co. Ltd.	264,000.00	264,000.00	—	—	—	
Guangzhou Medicine Commodities Exhibition Store	531,179.87	861,392.58	2,257.37	(162,992.60)	—	
GETDD Yongcheng Medicine Trading Co., Ltd.	1,288,595.25	480,000.00	—	808,595.25	—	
Guangzhou Medicine Company Bei Jing Lu Medicine Store	218,399.05	160,000.00	—	58,399.05	—	
Chinese Medical Trading Association Co. Ltd.	400,000.00	400,000.00	—	—	400,000.00	[4]
Nanhai Southern Packing Company Limited	30,000,000.00	30,000,000.00	—	—	—	
Jihua Medical Appliance Company Limited	2,171,342.34	3,000,000.00	(218,324.19)	(828,657.66)	—	
Guoyao Group Industrial Co., Ltd	8,000,000.00	8,000,000.00	—	—	—	
Everbright Bank	10,725,000.00	10,725,000.00	—	—	—	
Jinying Fund Management Co., Ltd	18,427,641.32	20,000,000.00	(1,572,358.68)	(1,572,358.68)	—	
Guangzhou Jinsheng Pharmaceutical Co., Ltd.	675,000.00	675,000.00	—	—	—	
Qixing Mazhong Pharmaceutical Co., Ltd.	362,826.38	362,826.38	—	—	—	
Holding Company of Nine Cities Eleven Factories Association	50,000.00	50,000.00	—	—	50,000.00	[5]
Communication Bank Guangdong Branch	362,750.00	362,750.00	—	—	—	
Guangzhou Pangaoshou Natural Health Product Co., Ltd (consolidation variance)	1,371,493.99	—	—	—	—	
Guangzhou Baidi Bio-medicine Co., Ltd (consolidation variance)	158,596.04	—	—	—	—	
Guangzhou Huanye Medicine Manufacturing Co., Ltd (consolidation variance)	942,724.13	—	—	—	—	
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd. (consolidation variance)	54,467.21	—	—	—	—	
	118,419,697.09	119,478,462.11	(1,844,651.31)	(3,157,407.92)	32,403,404.55	

Note 1. As Guangdong Xinghua Health Drink Company Limited sustained losses for five years with material risk of impairment loss, the Group has made a provision at 80% of the book value of this investment based on the investee's continuing deteriorating financial situation.

Note 2. Although the Group can receive a little part of investment income, full provision has been made on the basis of conservatism principle.

Note 3. Guangzhou Zhongsheng Medical Factory Taihe Factory sustained significant losses. Because of the dispute between the cooperation companies, the liquidation of the factory in 2001 had not yet been completed at period end. Based on the principle of prudence, a provision for the full amount has been made

Note 4. As Chinese Medical Trading Association Co. Ltd. is facing severe operational difficulties it is estimated that the investment is hard to reclaim. A provision in full amount is made.

Note 5. Since the Group has been unable to obtain financial information and unable to know the current situation of the investment, based on the principle of prudence, full provision has been made.

12. Fixed assets and accumulated depreciation

Cost	Opening balance	Addition	Disposal	Ending balance	Provision
Building	681,829,795.79	155,226,845.48	8,331,947.42	**828,724,693.85**	**16,403,792.51**
Machinery	439,590,073.71	29,216,586.55	18,123,426.56	**450,683,233.70**	**8,802,339.54**
Transportation Vehicle	83,408,757.51	6,811,182.08	2,948,168.54	**87,271,771.05**	**227,584.62**
Electronic equipment	11,877,149.99	1,041,486.83	40,791.84	**12,877,844.98**	**—**
Office equipment	30,773,812.50	8,109,718.73	154,685.32	**38,728,845.91**	**129,520.14**
	1,247,479,589.50	200,405,819.67	29,599,019.68	**1,418,286,389.49**	**25,563,236.81**

Accumulated depreciation	Opening balance	Addition	Disposal	Ending balance
Building	137,809,341.32	14,194,198.75	1,963,535.29	**150,040,004.78**
Machinery	235,017,893.00	18,009,184.77	11,832,566.27	**241,194,511.50**
Transportation Vehicle	47,056,018.35	3,488,578.72	2,207,593.60	**48,337,003.47**
Electronic equipment	7,063,937.52	1,224,836.51	33,751.68	**8,255,022.35**
Office equipment	15,260,070.57	2,317,423.12	142,602.32	**17,434,891.37**
	442,207,260.76	39,234,221.87	16,180,049.16	**465,261,433.47**

(1) During the period, the original cost of construction work in progress completed and transferred to fixed assets amounted to Rmb166,727,996.28.

(2) As at 30 June 2003, the Group has pledged fixed assets with a net book value of Rmb97,260,000 (as at 31 December 2002: Rmb118,030,000.00) as security for its bank loans.

(3) At the end of the period, the Group made a provision of Rmb25,563,236.81 for those fixed assets whose recoverable amounts are lower than their book values due to technological obsolescence, damage or idleness.

13. Construction work in progress

(1) Details of construction work in progress are as follows:

Project	Budget	Financing source	% of fund used to budget
Relocation of Guangzhou Xingqun Pharmaceutical Company	243,688,046.72	Working Capital and loan	61.83%
Xingqun Manufacture Workshop project at phase 3	12,950,000.00	Working capital	107.18%
Xinqun Repair Workshop project phase 2	465,000.00	Working capital	85.05%
Zhong Yi relocation of Yunpu workshop	197,030,000.00	Working Capital	14.27%
Zhong Yi dust cleaning project	—	—	—
Relocation and expansion of Chenliji factory	29,000,000.00	Working capital	12.15%
Chinese medicine absorbing base of Chenliji	—	Working capital and stock capital	—
Chenliji Houzaowan and Bupiyichangwan technical alteration	11,650,000.00	Working capital and stock capital	99.56%
Chenliji product show room	4,000,000.00	Working capital and stock capital	1.52%
Hanfang equipment installation project	7,905,950.00	Stock capital	36.01%
Hanfang Conghua base construction	54,600,000.00	Stock capital	3.60%
Jingxiutang Prepayment for equipment	—	Working capital and loan	—
Jingxiutang Anbike equipment installed	—	Working capital	—
Jingxiutang suppository production line	—	Working capital and loan	—
Jingxiutang Zhuifengtouguwan production line	—	Working capital and stock capital	—
Jingxiutang GMP upgrade project	30,300,000.00	Stock capital and loan	6.10%
Jingxiutang Wanhuayou GMP	3,000,000.00	Working capital	61.10%
Pangaoshou GMP upgrade project	100,000,000.00	Loan	29.17%
Pangaoshou office in Fuqian Building	7,707,542.02	Working capital and stock capital	1.1%
Pangaoshou office equipment installed	—	Stock capital	—
Pangaoshou transportation vehicle	—	Stock capital	—
Yangcheng pill workshop	11,000,000.00	Working capital and stock capital	1%
Alteration of Yangcheng central checking room	2,000,000.00	Working capital and stock capital	5.60%
Yangcheng inter- factory maintenance	1,000,000.00	Stock capital	19.30%
Yangcheng granules GMP workshop	37,400,000.00	Stock capital	42.04%
Alteration of Yangcheng sewage treatment	400,000.00	Stock capital	22.15%
Alternation of Yangcheng boiler project	600,000.00	Stock capital	16.75%
Yangcheng Jian Pi Li Chang Pill technology upgrade project	17,800,000.00	Stock capital	74.49%
Alteration of Yangcheng distilling workshop technology	1,700,000.00	Stock capital	38.18%
Alteration of Yangcheng Ke Gan Li Yan Syrup technology upgrade equipments	19,600,000.00	Stock capital	54.89%
Logistics in Huangjinwei warehouse of Guangzhou Pharmaceutical Corporation	52,980,000.00	Working capital, stock capital and loan	40.32%
Computer installation of Guangzhou Pharmaceutical Corporation	1,120,260.00	Working capital and stock capital	30.00%
Office building renovation of Guangzhou Pharmaceutical Corporation	1,973,696.60	Working capital	40.53%
Caizhiling store in Jiahong Garden	2,101,710.00	Working capital and stock capital	103.70%
Caizhilin store in Wanfeng Garden	2,300,000.00	Working capital and stock capital	3.67%
Chinese Syrup Medicine Factory GMP renovation	2,500,000.00	Stock capital	27.84%
ERP project of Guangzhou Pharmaceutical Import & Export Corporation	600,000.00	Working capital	16.32%
The first installment of Yingke software	4,558,265.44	Stock capital	92.8%
Baidi equipment installation	—	Stock capital and Government technology subsidy	—
Alteration of Baidi Zhongcun scientific research base	33,000,000.00	Stock capital	1.50%
Office renovation of Baidi	—	Stock capital	—
Baidi GMP renovation project	—	Stock capital	—
Huanye development zone office building	323,120.00	Working capital	76.42%
Huanye solid preparation workshop project	4,738,900.00	Working capital	32.23%
Huanye development zone testing	115,500.00	Working capital	100%
Treatment & renovation of Huanye before plantation	304,153.06	Working capital	179%
Renovation of Huanye Fangcun district	—	Working capital	—
Huanye sewage treatment project	1,100,000.00	Working capital	8%
Huanye raw material workshop project	4,198,100.00	Working capital	18.80%
Renovation of Pangaoshou workshop	2,500,000.00	Working capital	85.68%

(2) Changes in construction work in progress during the current year are as follows:

Project	Opening balance	Addition	Transferred to fixed asset	Other reduction	Ending balance
Relocation of Guangzhou Xingqun Pharmaceutical Company	136,019,083.45	14,196,694.02	132,886,963.76	—	17,328,813.71
Xingqun Manufacture workshop project at phase 3	4,498,512.02	9,347,739.15	13,846,251.17	—	—
Xingqun Repair workshop project at phase 2	33,636.64	361,866.12	—	—	395,502.76
Zhong Yi relocation of Yunpu workshop	23,172,973.19	4,939,611.40	—	—	28,112,584.59
Zhong Yi dust cleaning project	80,000.00	—	—	—	80,000.00
Relocation and expansion of Chenliji factory	3,320,038.08	322,578.00	1,280,461.82	—	2,362,154.26
Chinese medicine absorbing base of Chenliji	7,692.00	—	—	—	7,692.00
Chenliji product technical alteration	9,909,891.37	1,688,897.50	—	—	11,598,788.87
Chenliji product show room	29,400.00	31,511.00	—	—	60,911.00
Hanfang equipment installation project	2,029,731.25	2,289,225.75	1,437,438.50	34,403.50	2,847,115.00
Hanfang conghua base construction	1,686,180.99	280,793.26	—	—	1,966,974.25
Jingxiutang Prepayment for equipment	1,641,085.18	2,432,827.50	196,016.00	—	3,877,896.68
Jingxiutang Anbike equipment installed	50,000.00	—	—	—	50,000.00
Jingxiutang suppository production line	7,631,363.06	2,412,416.17	3,756,554.80	—	6,287,224.43
Jingxiutang Zhuifengtouguwan production line	7,985,355.32	572,193.61	1,545,354.14	—	7,012,194.79
Jingxiutang GMP upgrade project	1,080,040.06	752,824.10	—	—	1,832,864.16
Jingxiutang Wanhuayou GMP upgrade project	1,152,200.00	1,160,449.23	271,200.00	—	2,041,449.23
Pangaoshou GMP upgrade project	7,427,043.52	21,783,704.52	40,125.94	—	29,170,622.10
Pangaoshou office in Fuqian Building	80,000.00	—	80,000.00	—	—
Pangaoshou office equipment installed	45,800.00	—	45,800.00	—	—
Pangaoshou transportation vehicle	532,200.00	618,677.40	1,150,877.40	—	—
Yangcheng pill workshop	—	100,000.00	—	—	100,000.00
Alteration of Yangcheng central checking room	—	112,221.08	112,221.08	—	—
Yangcheng inter-factory maintenance	170,000.00	23,020.28	140,000.00	53,020.28	—
Yangcheng granules GMP workshop	5,774,285.37	9,950,000.00	—	—	15,724,285.37
Alteration of Yangcheng sewage treatment	11,007.64	77,608.16	—	—	88,615.80
Alternation of Yangcheng boiler project	10,000.00	90,507.96	—	—	100,507.96
Yangcheng Jian Pi Li Chang Pill technology upgrade project	—	799,440.00	799,440.00	—	—
Alteration of Yangcheng distilling workshop technology	649,019.72	—	—	—	649,019.72
Alteration of Yangcheng Ke Gan Li Yan Syrup technology upgrade equipments	—	1,047,676.12	1,047,676.12	—	—
Logistics in Huangjinwei warehouse of Guangzhou Pharmaceutical Corporation	8,542,407.42	13,965,788.29	—	1,148,129.30	21,360,066.41
Computer installation of Guangzhou Pharmaceutical Corporation	336,078.00	—	—	336,078.00	—
Office building renovation of Guangzhou Pharmaceutical Corporation	800,000.00	—	—	800,000.00	—
Caizhiling store in Jiahong Garden	2,179,473.00	—	—	—	2,179,473.00
Caizhilin store in Wanfeng Garden	—	84,500.00	—	—	84,500.00
Chinese Syrup Medicine Factory GMP renovation	—	695,925.45	—	—	695,925.45
ERP project of Guangzhou Pharmaceutical Import & Export Corporation	97,909.45	—	—	—	97,909.45
The first installment of Yingke software	4,330,352.17	—	4,330,352.17	—	—
Baidi equipment installation	—	1,288,800.00	—	—	1,288,800.00
Baidi equipment installation	2,678,291.02	33,000.00	2,236,170.00	—	475,121.02
Alteration of Baidi Zhongcun scientific research base	—	494,648.46	—	—	494,648.46
Office renovation of Baidi	—	108,867.60	—	—	108,867.60
Baidi GMP renovation project	—	78,612.00	—	—	78,612.00
Huanye development zone office building	402,919.11	78,623.46	234,606.57	—	246,936.00
Huanye solid preparation workshop project	67,928.23	1,487,113.38	27,500.00	—	1,527,541.61
Huanye development zone testing	115,500.00	—	115,500.00	—	—
Treatment $ renovation of Huanye before plantation	329,967.80	225,225.96	545,225.96	—	9,967.80
Renovation of Huanye Fangcun district	40,000.00	326,914.93	163,984.28	—	202,930.65
Huanye sewage treatment project	—	81,000.00	81,000.00	—	—
Huanye raw materials workshop project	—	1,146,336.72	357,276.57	—	789,060.15
Renovation of Pangaoshou workshop	1,669,072.73	470,337.14	—	—	2,139,409.87
	236,616,437.79	95,958,175.72	166,727,996.28	2,371,631.08	163,474,986.15

(3) Capitalized interest expense included in the construction work in progress is as follows:

Project	Opening balance	Addition	Transferred to fixed asset	Other reduction	Closing balance
Relocation of Guangzhou Xingqun Pharmaceutical Company	13,048,046.72	—	13,048,046.72	—	—
Lofistics in Huangjinwei warehouse of Guangzhou Pharmaceutical Corporation	80,202.80	768,258.40	—	—	**848,461.20**
Pangaoshou GMP renovation project	—	1,618,482.50	—	—	**1,618,482.50**
	13,128,249.52	2,386,740.90	13,048,046.72	—	**2,466,943.70**

(4) The ending balance decreased by 30,91% compared with the opening balance, which mainly resulted from construction work in progress transferred to fixed assets.

14. Intangible assets

(1) Details of intangible assets are as follows:

Items	Acquisition method	Cost	Remaining amortization period (No. of months)	Provision
Land use right of Nanzhou Road factory	Purchase	4,301,046.00	510.00	—
Land use right of Renmin Road factory	Purchase	2,686,602.00	510.00	—
Land use right of No.34 of Guanlv Road	Purchase	40,873.95	474.00	—
Land use right of No.19-29 of Ningxiheng Street	Purchase	1,600,547.00	480.00	—
Land use right of Conggui Road	Purchase	245,477.00	534.00	—
Land use right of No. 77 of Shanmulan	Purchase	199,200.00	563.00	—
Land use right of No. 32 of Duobao Road Changhua New Street, and No. 3 Zhongshanba Road Shilu Jishiguili Street	Purchase	1,392,144.00	539.00	—
Land use right of No. 194 of Beijing Road	Purchase	2,362,581.08	482.00	—
Land use right of No. 1688 of Southern Guangzhou Avenue	Purchase	27,006,173.92	482.00	—
Land use right at the gate of No. 1688 of Southern Guangzhou Avenue	Purchase	309,175.00	357.00	—
Land use right of Yuanzailing Tangxia Village Chenxiao Town Conghua City	Investment accepted	11,126,000.00	486.00	—
Land use right of Songgang Factory	Purchase	20,417,970.00	475.00	—
Land use right of Nanhai Huangqi	Purchase	4,090,000.00	510.00	—
Land use right of Panyu Dongsha Development District	Purchase	15,947,019.00	528.00	—
Land use right of Guangzhou Baiyun District Jiangcun factory	Purchase	3,463,092.00	409.00	—
Land use right of Shi Er Pu New Street	Purchase	3,509,041.00	409.00	—
Land use right of He Ping West Road	Purchase	1,535,744.00	409.00	—
Land use right of Huang Jin Wei	Purchase	1,051,697.00	364.00	—
Land use right of No.103 of Da Tong Road	Revaluation surplus	17,928,863.00	108.00	—
Land use right of No.328 in Bei Jing Road	Purchase	1,306,988.00	508.00	—
Land use right of A area of Xin Zhou Warehouse	Purchase	1,096,704.00	509.00	—
Land use right of B area of Xin Zhou Warehouse	Purchase	2,676,141.00	508.00	480,700.24
Land use right of Sai Ba Kou Warehouse	Purchase	402,518.00	450.00	—
Land use right of Chang An Warehouse	Purchase	114,675.00	393.00	—
Land use right of Jiu Fo Warehouse	Purchase	65,136.00	438.00	—
Land use right of No.85 of Shang Jiu Road	Purchase	3,007,932.64	508.00	—
Land use right of No.26 of Hong Chang Street	Purchase	309,046.00	393.00	—
Land use right of No.20 of Bao Hua Bei Road	Purchase	163,591.00	450.00	—
Land use right of No.44 of Bing Jiang Xi Road	Purchase	577,366.00	540.00	—
Land use right of No. 54 XiHua Road	Purchase	21,541.00	253.00	—
Land use right of No.265 Da Xin Road	Purchase	330,153.00	534.00	—
Land use right of No.69 Hong De Road	Purchase	58,567.64	527.00	—
Land use right of No.1 of Shan Yuan 3rd Street	Purchase	37,120.00	666.00	—
Land use right of No.22 of Guang Zhi Road	Purchase	109,032.00	666.00	—
Land use right of No.29 of Tong Fu Zhong Long Dao Road	Purchase	27,045.00	666.00	—
Land use right of No.12 of Fangcun Sai Ba Road	Purchase	1,764,522.90	527.00	—
Land use right of No.33 of Chi Gang Zhong Road Chi Gang North Street	Investment accepted	1,755,288.00	516.00	—
Land use right of Panyu Dongsheng Factory	Purchase	2,896,279.62	486.00	—
Purchase of technology for new medicines	Purchase	1,000,000.00	120.00	—
Medicine recipe and techniques	Investment accepted	338,640.00	42.00	—
Proprietary technology of Luoxuanzao	Purchase	500,000.00	78.00	—
ERP software	Purchase	460,000.00	23.00	—
Langcheng Financial Software	Purchase	1,649,746.91	57.00	485,451.22
		139,881,279.66		966,151.46

(2) Changes in intangible assets during the current period are detailed below:

Item	Opening balance	Addition	Amortisation	Accumulative amortisation	Ending balance
Land use right of Nanzhou Road factory	3,875,255.85	—	44,188.73	469,978.88	3,831,067.12
Land use right of Renmin Road factory	2,365,584.82	—	27,414.33	348,431.51	2,338,170.49
Land use right of No.34 of Guanlv Road	35,531.27	—	445.17	5,787.85	35,086.10
Land use right of No.19-29 of Ningxiheng Street	1,390,974.72	—	18,547.26	228,119.53	1,372,427.47
Land use right of Conggui Road	220,929.32	—	2,454.77	27,002.45	218,474.56
Land use right of No. 77 of Shanmulan	188,908.00	—	1,992.00	12,284.00	186,916.00
Land use right of No. 32 of Duobao Road Changhua New Street, and No. 3 Zhongshanba Road Shilu Jishiguili Street	1,196,782.00	73,678.00	34,332.00	156,016.00	1,236,128.00
Land use right of No. 194 of Beijing Road	2,151,148.77	—	23,625.81	235,058.12	2,127,522.96
Land use right of No. 1688 of Southern Guangzhou Avenue	24,125,515.36	—	270,061.74	3,150,720.30	23,855,453.62
Land use right at the gate of No. 1688 of Southern Guangzhou Avenue	251,801.95	16,643.02	3,091.75	43,821.78	265,353.22
Land use right of Yuanzailing Tangxia Village Chenxiao Town Conghua City	—	11,126,000.00	92,716.68	92,716.68	11,033,283.32
Land use right of Songgang Factory	1,820,381.37	—	22,797.26	18,620,385.89	1,797,584.11
Land use right of Nanhai Huangqi	3,703,220.86	—	432,272.66	819,051.80	3,270,948.20
Land use right of Panyu Dongsha Development Distric	14,051,869.00	—	159,471.00	2,054,621.00	13,892,398.00
Land use right of Guangzhou Baiyun District Jiangcun factory	3,153,970.17	—	35,437.86	344,559.69	3,118,532.31
Land use right of Shi Er Pu New Street	3,279,846.75	—	47,419.50	276,613.75	3,232,427.25
Land use right of He Ping West Road	1,435,436.48	—	20,753.28	121,060.80	1,414,683.20
Land use right of Huang Jin Wei	983,004.99	—	14,212.14	82,904.15	968,792.85
Land use right of No.103 of Da Tong Road	15,287,410.16	—	247,636.20	2,889,089.04	15,039,773.96
Land use right of No.328 in Bei Jing Road	1,135,445.93	—	19,060.23	190,602.30	1,116,385.70
Land use right of A area of Xin Zhou Warehouse	938,794.64	—	10,967.04	168,876.40	927,827.60
Land use right of B area of Xin Zhou Warehouse	2,307,494.74	—	21,241.80	389,888.06	2,286,252.94
Land use right of Sai Ba Kou Warehouse	344,561.48	—	4,025.16	61,981.68	340,536.32
Land use right of Chang An Warehouse	96,889.37	—	1,274.16	19,059.79	95,615.21
Land use right of Jiu Fo Warehouse	54,128.97	—	814.20	11,821.23	53,314.77
Land use right of No.85 of Shang Jiu Road	2,150,772.25	361,514.33	33,038.46	528,684.52	2,479,248.12
Land use right of No.26 of Hong Chang Street	264,547.69	—	3,090.48	47,588.79	261,457.21
Land use right of No.20 of Bao Hua Bei Road	135,946.78	—	2,044.86	29,689.08	133,901.92
Land use right of No.44 of Bing Jiang Xi Road	487,818.92	—	6,415.14	95,962.22	481,403.78
Land use right of No. 54 XiHua Road	19,602.40	—	215.40	2,154.00	19,387.00
Land use right of No.265 Da Xin Road	290,534.64	—	3,301.53	42,919.89	287,233.11
Land use right of No.69 Hong De Road	57,321.52	—	1,246.12	2,492.24	56,075.40
Land use right of No.1 of Shan Yuan 3rd Street	32,866.88	—	1,362.93	5,616.05	31,503.95
Land use right of No.22 of Guang Zhi Road	96,538.85	—	464.08	12,957.23	96,074.77
Land use right of No.29 of Tong Fu Zhong Long Dao Road	23,945.77	—	337.97	3,437.20	23,607.80
Land use right of No.12 of Fangcun Sai Ba Road	1,568,821.87	—	17,645.22	213,346.25	1,551,176.65
Land use right of No.33 of Chi Gang Zhong Road Chi Gang North Street	1,614,863.96	—	17,551.88	157,975.92	1,597,312.08
Land use right of Panyu Dongsheng Factory	2,146,382.01	181,818.29	30,390.60	598,469.92	2,297,809.70
Purchase of technology for new medicines	—	1,000,000.00	8,333.33	8,333.33	991,666.67
Medicine recipe and techniques	156,360.00	—	13,020.00	195,300.00	143,340.00
Proprietary technology of Luoxuanzao	199,920.00	—	24,990.00	325,070.00	174,930.00
ERP software	222,333.33	—	46,000.00	283,666.67	176,333.33
Langcheng Financial Software	871,253.94	—	233,806.28	1,012,299.25	637,447.66
	94,734,717.78	12,759,653.64	1,999,507.00	34,386,415.24	105,494,864.42

As the recoverable amount is lower than the book amount, the Group has made a provision for the difference.

15. Long-term prepaid expense

(1) Details of long-term prepaid expense are as follows:

Item	Amortization period	Cost	Remaining amortization period
Improvements	5 years	33,431,187.34	1-5 years
Expenditure on leasehold improvement	5 years	1,982,790.62	Due
Installation of telephone	5 years	2,909,259.26	4 years and 6 months
Maintenance expenditure on fixed assets	5 years	12,160,806.94	1-5 years
Revaluation surplus of H shares	5 years	8,199,065.99	Due
ERP system	5 years	6,647,522.78	1-3 years
Usage right of utilities	5 years	383,780.04	4 years and 6 months
GMP project improvement	5 years	4,426,817.44	6 months
Computer system	5 years	5,675,948.31	2-4 years
Medical fund for retired staff	5 years	2,574,315.90	3 years
Transitional labor insurance for post employment	10 years	3,209,492.36	9 years
Labor insurance premium	5 years	417,623.11	Due
Others	2-5 years	5,378,159.71	1-4 years
		87,396,769.80	

(2) Changes in Long-term Deferred Expense during the current period are detailed below:

Item	Opening balance	Addition	Amortisation	Accumulative amortisation	Ending balance
Improvements	17,108,045.83	2,183,207.71	3,424,241.10	17,564,174.90	15,867,012.44
Expenditure on leasehold improvement	231,192.50	—	231,192.50	1,982,790.62	—
Installation of telephone	152,859.00	152,859.26	152,859.00	2,756,400.00	152,859.26
Maintenance expenditure on fixed assets	5,104,460.57	5,321,526.55	946,449.70	2,681,269.52	9,479,537.42
Revaluation surplus of H shares	195,927.46	—	195,927.46	8,199,065.99	—
ERP system	1,926,353.84	1,869,427.96	1,081,914.48	3,933,655.46	2,713,867.32
Usage right of utilities	0.00	383,780.04	50,058.24	50,058.24	333,721.80
GMP project improvement	351,528.60	—	111,009.00	4,186,297.84	240,519.60
Computer system	1,506,826.80	—	1,142,540.46	5,311,661.97	364,286.34
Medical fund for retired staff	1,410,759.11	159,815.90	222,981.98	1,226,722.87	1,347,593.03
Transitional labor insurance for post employment	2,897,121.96	159,815.90	144,068.70	296,623.20	2,912,869.16
Labor insurance premium	250,573.93	—	250,573.93	417,623.11	—
Others	1,953,742.85	148,616.99	1,152,757.38	4,428,557.25	949,602.46
	33,089,392.45	10,379,050.31	9,106,573.93	53,034,900.97	34,361,868.83

16. Short-term loans

	Ending balance	Opening balance
Loan by credit	**45,000,000.00**	—
Pledged loans	**135,000,000.00**	123,590,000.00
Guaranteed loans	**370,540,000.00**	431,750,000.00
	550,540,000.00	555,340,000.00

17. Notes payable

Ending balance included bank acceptance amounting to Rmb76, 313,645.72 and commercial acceptance amounting to Rmb9, 895,654.30.

18. Accounts payable

Of the ending balance aforementioned, no current account is due to shareholders, which have a 5% or more shareholding.

19. Advances to Suppliers

Of the ending balance aforementioned, no advance has been paid to shareholders that have a 5% or more shareholding.

20. Dividend payable

	Ending balance	Reason for non settlement
Overseas public shares	9,935.83	Payable dividend of 2002
Domestic public shares	610,713.37	Payable dividend of 2001 and 2002
	620,649.20	

The ending balance increased by 98.74% compared with the opening balance. The reason is that the Company distributed dividend for 2002 during the reporting period.

21. Taxes payable

	Ending balance	Opening balance
Business tax	**378,449.67**	740,573.03
Value added tax	**10,468,039.63**	1,333,586.80
City construction tax	**1,018,903.46**	1,003,648.19
Enterprise income tax	**22,822,498.90**	42,033,131.60
Property tax	**935,595.10**	284,122.75
Withholding tax	**540,823.03**	3,218,901.49
Others	**1,219,574.62**	159,665.03
	37,383,884.41	48,773,628.89

22. Other liabilities

	Note	Ending balance
Education surcharge	(1)	396,680.70
Flood prevention levy	(2)	4,140,762.12
Others		69,131.14
		4,606,573.96

(1) Paid at 3% of the payable amount of VAT, Business tax and consumption tax.

(2) Paid at 1.3‰ of the amount of income on which the VAT, Business tax, Consumtion tax and resource tax are based.

23. Other payables

	Ending balance	Opening balance
Deposit	**8,379,105.93**	8,780,521.04
Technology improvement	**4,848,410.94**	5,768,611.34
Rental	**104,390.39**	390,321.04
Labor union fund	**870,974.01**	1,052,161.41
Staff education fund	**10,531,613.00**	9,813,531.62
Current account due to external company	**63,326,150.60**	51,578,116.68
Tax addition and government levies	**319,776.95**	1,556.10
Advance from staff	**2,064,840.56**	640,345.21
Labor insurance	**561,995.84**	609,183.24
Pension and medical insurance	**4,895,580.08**	6,473,607.43
Allowance of staff housing	**1,170,695.10**	2,051,227.59
Centralization fund	**12,631,803.48**	14,212,615.04
Operator incentive fund	**4,767,594.00**	5,522,549.41
Amount due to related parties	**14,679,944.91**	10,806,457.07
Others	**7,183,374.20**	6,368,891.68
	136,336,249.99	124,069,695.90

Among the other payable accounts, the amount due to the Holding, which holds over 5% of the total share, amounts to Rmb12, 782,304.23.

24. Accrued expenses

	Ending balance	Opening balance
Rent	**415,312.49**	539,648.30
Interest on loan	**309,491.24**	683,341.90
Insurance	**600,000.00**	—
Audit fee	—	3,250,000.00
Maintenance	**2,370,000.00**	—
Water & electricity	**335,739.82**	6,200.00
Advertising	**5,200,000.00**	—
R&D	**2,200,000.00**	—
Housing allowance	**1,200,000.00**	—
Property tax for used buildings	**550,000.00**	—
Advance to salesman	**1,200,000.00**	—
Others	**555,025.68**	145,916.62
	14,935,569.23	4,625,106.82

25. Long-term liabilities due within one year

The balance of the long-term liabilities due within one year is loan by credit amounting to Rmb10, 000,000.00.

26. Long-term loans

	PeriodAnnual interest rate	Ending balance	Condition
ICBC Guangzhou 1st Branch	From 29 November 2002 to 28 November 2004 5.49%	20,000,000.00	Credit
ICBC Guangzhou Shisanhang Branch	From 6 January 2003 to 6 January 2006 5.49%	59,500,000.00	Mortgage
Industrial & Commercial Bank of China Liwan Branch	From 2 December 2002 to 1 December 2005 5.49%	27,680,000.00	Guarantee
		107,180,000.00	

27. Long-term payables

Creditor	Nature	Ending balance	Opening balance
Guangzhou Financial Bureau	Dividend of state owned share	**2,732,919.49**	2,732,919.49
Others		**861,951.99**	886,978.12
		3,594,871.48	3,619,897.61

28. Share Capital

Item	Opening balance	Addition	Reduction	Ending balance
Shares owned by the State	513,000,000.00	—	—	**513,000,000.00**
Domestic public shares	78,000,000.00	—	—	**78,000,000.00**
Overseas public shares	219,900,000.00	—	—	**219,900,000.00**
	810,900,000.00	—	—	**810,900,000.00**

29. Capital Surplus

	Opening balance	Addition	Reduction	Ending balance
Share premium	912,565,150.29	—	—	**912,565,150.29**
Provision for donation in the form of non-cash assets	1,773,107.29	—	—	**1,773,107.29**
Donation in the form of cash	219,652.84	—	—	**219,652.84**
Provision for equity investment	—	—	—	**—**
Transfer from appropriation	14,206,086.32			**14,206,086.32**
Other capital surplus	185,196,334.81	3,618,352.18	—	**188,814,686.99**
Exchange gain on foreign currency capital	373,893.09	—	—	**373,893.09**
	1,114,334,224.64	3,618,352.18	—	**1,117,952,576.82**

The addition represented the capital surplus the Company entitled, which is due from new shareholders' capital contribution surplus in one subsidiary, Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd. in April 2003.

30. Reserved fund

	Opening balance	Addition	Reduction	Ending balance
Statutory reserve fund	160,635,151.61	—	—	**160,635,151.61**
Statutory public welfare fund	109,728,912.38	—	—	**109,728,912.38**
Discretionary reserve fund	61,092,288.10	—	—	**61,092,288.10**
Transfer from tax exemption	4,973,493.07	—	—	**4,973,493.07**
	336,429,845.16	—	—	**336,429,845.16**

31. Sales revenue

	Six months ended 30th June 2003	Six months ended 30th June 2002
(1) Manufacturing and selling	**970,508,937.38**	929,306,471.83
(2) Trading		
Wholesale	**2,315,061,620.04**	1,852,312,482.61
Retail	**190,793,506.00**	161,940,074.86
Import & export sales	**101,068,415.54**	57,323,874.07
	2,606,923,541.58	2,071,576,431.54
	3,577,432,478.96	3,000,882,903.37

Sales of the top five customers amount to Rmb155,271,558.60 and represent 4.34% of the total net sales.

32. Cost of goods sold

	Six months ended 30th June 2003	Six months ended 30th June 2002
(1) Manufacturing and selling	**451,383,776.89**	420,362,233.56
(2) Trading		
Wholesale	**2,169,596,683.70**	1,720,820,644.60
Retail	**144,714,174.62**	122,438,070.22
Import & export sales	**95,099,512.19**	53,301,069.57
	2,409,410,370.51	1,896,559,784.39
	2,860,794,147.40	2,316,922,017.95

33. Sales tax and levies

	Six months ended 30th June 2003	Six months ended 30th June 2002
Business tax	**536,409.93**	425,833.83
City construction tax	**8,514,120.86**	9,168,398.15
Land appreciation tax	—	692.29
Education surcharge	**3,560,332.71**	3,558,659.34
Others	**9,904.90**	429,682.56
	12,620,768.40	13,583,266.17

34. Profit from other operations

	Six months ended 30th June 2003	Six months ended 30th June 2002
(1) Income from other operations		
Assets leased	**16,487,004.54**	14,198,938.94
Sales of material	**491,483.77**	2,556,644.63
Income from storage and conference	**2,280,906.04**	1,230,325.12
Income from import agent service	**316,062.27**	—
Income from product propaganda	**—**	1,332,947.70
Income from consultation	**1,772,101.10**	1,452,580.90
Others	**1,213,395.50**	2,009,287.71
	22,560,953.22	22,780,725.00
(2) Cost from other operating		
Assets leased	**2,072,668.39**	2,300,535.43
Sales of material	**145,172.00**	2,157,866.72
Tax & surcharge	**397,116.88**	78,329.97
Housing service	**101,992.74**	342,088.34
Service charge	**9,730.53**	—
Others	**386,362.34**	487,130.66
	3,113,042.88	5,365,951.12
	19,447,910.34	17,414,773.88

35. Financial expenses

	Six months ended 30th June 2003	Six months ended 30th June 2002
Net interest expense	**8,782,710.66**	7,084,001.57
Net exchange loss	**—**	42,636.36
Bank charges	**963,079.87**	401,531.95
Others	**164.04**	6,629.26
	9,745,954.57	7,534,799.14

36. Investment income

		Six months ended 30th June 2003	Six months ended 30th June 2002
Stock investment	Cost method	**566,156.16**	1,746,046.57
Other investment	Cost method	**280,536.31**	380,527.12
	Equity method	**(1,820,286.80)**	(2,665,295.13)
Debt investment		**850,220.62**	—
		(123,373.71)	(538,721.44)

The investment income increased 77.10% compared with the same period of 2002. The increase is due to reverse of part of investment provision for stock and debt at the beginning of 2003.

37. Subsidy income

(1) Subsidy income in the current period includes export tax refunds amounting to Rmb180,927.28.

(2) Subsidy income increased 161.01% compared with the same period of 2002, which was resulted from the increase of export tax refunds.

38. Non-operating income

	Six months ended 30th June 2003	Six months ended 30th June 2002
Net profit from disposal of fixed assets	**120,763.26**	97,374.47
Sales of obsolete material	**45,412.46**	12,770.32
Fines	**11,367.20**	18,021.73
MTR removal compensation	**182,928.86**	547,162.03
Creditors written off	**489.81**	2,031.93
Others	**303,682.94**	373,406.61
	664,644.53	1,050,767.09

Non-operating income decreased 36.75% compared with the period of 2002, which mainly resulted from the decrease of MTR removal compensation.

39. Non-operating expenses

	Six months ended 30th June 2003	Six months ended 30th June 2002
Net loss on disposal of fixed assets	**2,912,859.00**	1,213,551.70
Donation	**1,470,372.09**	524,343.88
Fines	**90,328.92**	132,547.63
Late fee	**17,142.84**	—
Exceptional loss	**3,396.33**	100.00
Urban dyke protection expenses	**4,376,577.42**	1,471,852.84
Family control bonus	**564,728.97**	390,117.56
Provision for fixed assets impairment	**—**	7,886,983.79
Others	**77,066.63**	1,608,814.74
	9,512,472.20	13,228,312.14

40. Other cash received relating to operating activities

	Amount
Appropriation from Finance Bureau	3,000,000.00
Interest from bank deposit	8,929,974.78

41. Cash paid relating to other operating activities

	Amount
Advertising	111,279,020.87
Insurance premium	36,978,516.69
Freight	23,041,092.22
Rental	15,008,118.45
Technology development	12,649,981.70
Entertainment	11,252,778.12
Conference	11,160,474.95
Traveling	10,759,605.43
Maintenance	7,152,555.91
Office expenses	5,668,463.82
Agency fee	5,051,889.70
Transportation	2,425,492.59
Utilities	1,870,411.82
Properties insurance	1,549,700.51

VII Notes to the Accounts of the Parent Company (All amounts are stated in Rmb Yuan unless otherwise stated)

1 Other receivables

	Ending balance			Opening balance		
	Balance	%	Provision	Balance	%	Provision
Within 1 year	**79,463,255.04**	**22.97%**	—	25,411,541.19	8.88%	—
1 - 2 years	**42,314,732.55**	**12.23%**	—	119,059,174.05	41.60%	—
2 - 3 years	**134,967,309.17**	**39.01%**	—	63,853,054.95	22.31%	—
3 - 4 years	**29,018,746.19**	**8.39%**	—	76,443,870.77	26.71%	—
4 - 5 years	**49,443,870.77**	**14.29%**	—	1,425,486.08	0.50%	401,634.83
Over 5 years	**10,802,843.54**	**3.12%**	**401,634.83**	800.00		—
	346,010,757.26	**100.00%**	**401,634.83**	286,193,927.04	100.00%	401,634.83

Including an amount of Rmb6,479,270.91 due from the Holding.

2 Long-term investments

Name of investee	% equity held	Balance as at 30 June 2002	Original investment	Increase (decrease) in equity in current period	Accumulated increase (decrease) in equity
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	88.99%	171,288,735.11	125,322,318.71	7,702,917.02	45,966,416.40
Kwang Chow First Chinese Medicine Company Limited	90.36%	272,920,103.57	156,209,321.79	(10,824,987.43)	116,710,781.78
Guangzhou Chen Li Ji Chinese Medicine Factory	100.00%	175,891,792.73	98,465,344.60	(7,431,787.08)	77,426,448.13
Guangzhou Qi Xing Pharmaceutical Factory	100.00%	156,270,411.40	126,775,482.62	1,450,498.90	29,494,928.78
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	88.40%	89,682,220.69	101,489,814.94	6,397,312.95	(11,807,594.25)
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	87.77%	163,358,078.60	144,298,132.51	1,934,544.73	19,059,946.09
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	92.48%	125,084,396.84	102,035,124.44	1,613,544.07	23,049,272.40
Guangzhou Pharmaceutical Corporation	90.09%	338,144,926.27	230,189,155.53	(314,000.99)	107,955,770.74
Guangzhou Chinese Medicine Corporation	100.00%	97,201,421.42	69,051,978.34	3,844,016.43	28,149,443.08
Guangzhou Pharmaceutical Import & Export Corporation	100.00%	19,473,800.53	17,957,328.73	500,462.04	1,516,471.80
Guangzhou Baidi Bio-medicine Co., Ltd.	92.80%	42,025,834.73	46,400,000.00	(2,073,440.70)	(4,532,761.31)
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	54.03%	38,909,165.40	45,000,000.00	1,062,263.11	(6,090,834.60)
Guangzhou Huanye Medicine Manufacturing Co., Ltd	59.70%	15,535,367.98	15,331,246.76	(1,340,327.07)	(738,602.91)
Nanhai Nanfang Packing Company Limited	21.42%	30,000,000.00	30,000,000.00	—	—
Jihua Pharmaceutical Apparatus Company Limited	24.00%	2,171,342.34	3,000,000.00	(218,324.19)	(828,657.66)
Everbright Bank	0.30%	10,725,000.00	10,725,000.00	—	—
Jinying Fund Management Co., Ltd	20.00%	18,427,641.32	20,000,000.00	(1,572,358.68)	(1,572,358.68)
Guoyao group industrial Co., Ltd	10.00%	8,000,000.00	8,000,000.00	—	—
Guangzhou Jin Sheng Pharmaceutical Co., Ltd	45.00%	675,000.00	675,000.00	—	—
Total		1,775,785,238.93	1,350,925,248.97	730,333.11	423,758,669.79

3 Investment income

	Six months ended 30th June 2003	Six months ended 30th June 2002
Stock investment	**566,156.16**	1,636,200.00
Debt investment	**850,220.61**	—
Long-term equity investment	**104,253,631.37**	107,430,656.54
	105,670,008.14	109,066,856.54

VIII Segmental Information

Unit: Rmb'000

Segment	Turnover		Cost of sales		Profit from principal activities	
	Six months ended 30th June 2003 *Rmb'000*	Six months ended 30th June 2002 *Rmb'000*	Six months ended 30th June 2003 *Rmb'000*	Six months ended 30th June 2002 *Rmb'000*	Six months ended 30th June 2003 *Rmb'000*	Six months ended 30th June 2002 *Rmb'000*
Manufacturing:	**970,509**	929,307	**451,384**	420,362	**519,125**	508,945
Trading:	**2,606,923**	2,071,576	**2,409,410**	1,896,560	**197,513**	175,016
Wholesale	**2,315,062**	1,852,312	**2,169,597**	1,720,821	**145,465**	131,491
Retail	**190,793**	161,940	**144,714**	122,438	**46,079**	39,502
Import and export	**101,068**	57,324	**95,099**	53,301	**5,969**	4,023
Total	**3,577,432**	3,000,883	**2,860,794**	2,316,922	**716,638**	683,961

IX Related Party Relationships & Transactions

1. Related parties with substantial control

Name	Registered address	Principle business	Relationship with the Company	Economic nature and type	Legal representative
Guangzhou Pharmaceutical Holdings Company Limited	45 Shamian North Guangzhou	Production and sales	Holding	Company with limited liabilities	Cai Zhixiang
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	252 Renmin Central Road Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Li Xinghua
Kwang Chow First Chinese Medicine Factory	77 Shanmulan Road Guangzhou	Production and sales	Subsidiary	Company with limited liabilities	Mai Qijie
Guangzhou Chen Li Ji Chinese Medicine Factory	1688 Guangzhou Dadao Guangzhou	Production and sales	Subsidiary	Controlled by the State	Li Guoju
Guangzhou Qi Xing Pharmaceutical Factory	33 Cigang North Street, Xingang Central Road, Guangzhou	Production and sales	Subsidiary	Controlled by the State	Zhu Bohua
uangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	179 Renmin South Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Huang Haitao
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	618-620 Jiefang North Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Liu Runfa
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	Bridge side, Jiang Villege, Baiyun District, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Shi Shaobin
Guangzhou Pharmaceutical Corporation	97 Datong Road, Guangzhou	Wholesale and retail	Subsidiary	Company with limited liabilites	Feng Zhansheng
Guangzhou Chinese Medicine Corporation	140 Guangfu South Road, Guangzhou	Wholesale and retail	Subsidiary	Controlled by the State	Shu Dezhan
Guangzhou Pharmaceutical Import & Export Corporation	59 Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	Controlled by the State	Tu Kejin
Guangzhou Huanye Medicine Manufacturing Co., Ltd	195 Faangcun Dadao East. Fangcun District, Guangzhou	Production & Sales	Subsidiary	Company with limited liabilities	Feng Jinglin
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd	134 Jiangnan Dadao Central, Haizhu District, Guangzhou	Wholesale, Research & Development	Subsidiary	Company with limited liabilities	Zhou Yuejin
Guangzhou Baidi Bio-medicine Co., Ltd	Room 412, 134 Jiangnan Dadao Central, Haizhu District Guangzhou	Wholesale , Research & Development	Subsidiary	Company with limited liabilities	Zhang Mingsen

2. Registered capital and its changes of related parties with substantial control

Unit: Rmb '000

Name	Opening balance	Increase during the year	Decrease during the year	Ending balance
Guangzhou Pharmaceutical Holdings Company Limited	1,007,700	—	—	1,007,700
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	77,170	—	—	77,170
Kwang Chow First Chinese Medicine Factory	166,000	—	—	166,000
Guangzhou Chen Li Ji Chinese Medicine Factory	94,000	—	—	94,000
Guangzhou Qi Xing Pharmaceutical Factory	82,420	—	—	82,420
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	86,230	—	—	86,230
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	65,440	—	—	65,440
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	106,380	—	—	106,380
Guangzhou Pharmaceutical Corporation	222,000	—	—	222,000
Guangzhou Chinese Medicine Corporation	69,700	—	—	69,700
Guangzhou Pharmaceutical Import & Export Corporation	15,000	—	—	15,000
Guangzhou Huanye Medicine Manufacturing Co., Ltd	6,000	—	—	6,000
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd	50,000	33,280	—	83,280
Guangzhou Baidi Bio-medicine Co., Ltd	50,000	—	—	50,000



3. Changes in shareholding or equity interests held by related parties with substantial control

Unit: Rmb '000

Name %	Opening balance	%	Increase during the year	%	Decrease during the year	%	Ending balance
Guangzhou Pharmaceutical Holdings Company Limited	513,000	63.26	—	—	—	513,000	63.26
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	68,670	88.99	—	—	—	68,670	88.99
Kwang Chow First Chinese Medicine Factory	150,000	90.36	—	—	—	150,000	90.36
Guangzhou Chen Li Ji Chinese Medicine Factory	94,000	100	—	—	—	94,000	100
Guangzhou Qi Xing Pharmaceutical Factory	82,420	100	—	—	—	82,420	100
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	76,230	88.40	—	—	—	76,230	88.40
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	57,440	87.78	—	—	—	57,440	87.78
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	98,380	92.48	—	—	—	98,380	92.48
Guangzhou Pharmaceutical Corporation	200,000	90.09	—	—	—	200,000	90.09
Guangzhou Chinese Medicine Corporation	69,700	100	—	—	—	69,700	100
Guangzhou Pharmaceutical Import & Export Corporation	15,000	100	—	—	—	15,000	100
Guangzhou Huanye Medicine Manufacturing Co., Ltd	3,580	59.70	—	—	—	3,580	59.70
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd	45,000	90.00	—	—	35.97	45,000	54.03
Guangzhou Baidi Bio-medicine Co., Ltd	46,400	92.80	—	—	—	46,400	92.80

4. Related party transactions

(1) Relationships of related parties with no substantial control

Name	Relationship to the Company
Guangzhou Qiaoguang Pharmaceutical Factory	Fellow subsidiary
Guangzhou Mingxing Pharmaceutical Factory	Fellow subsidiary
Guangzhou Tianxi Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Hejigong Factory	Fellow subsidiary
Guangzhou Guanghua Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Pharmaceutical Machinery Factory	Fellow subsidiary
Guangzhou Sanitation Production Factory	Fellow subsidiary
Guangzhou South-china Medical Appliance Co., Ltd	Fellow subsidiary
Guangzhou Pharmaceutical Goods and Supply Company	Fellow subsidiary
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	Fellow subsidiary
Guangzhou Pharmaceutical Economic Development Company	Fellow subsidiary
Baolian Development Company Limited	Fellow subsidiary
Guangzhou Zhongfu Medical Company Limited	Associated company
Guangdong Xinhua Health Drinks Company Limited	Subsidiary
Guangzhou Baiyunshan Enterprise Group	Fellow subsidiary
Guangzhou Baiyunshan Pharmaceutical Factory	Fellow subsidiary
Guangzhou Baiyunshan Chinese Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan External Use Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan Medical Technology Development Company Limited	Fellow subsidiary

(2) Purchase of goods

Unit: Rmb '000

Name	Six months ended 30th June 2003	Six months ended 30th June 2002
Guangzhou Qiaoguang Pharmaceutical Factory	**10,665**	88,165
Guangzhou Mingxing Pharmaceutical Factory	**13,921**	8,849
Guangzhou Tianxi Pharmaceutical Company Limited	**2,937**	3,919
Guangzhou Hejigong Factory	**1,488**	841
Guangzhou Guanghua Pharmaceutical Company Limited	**13,657**	14,084
Guangzhou Sanitation Production Factory	**2,261**	1,522
Guangzhou South-china Medical Appliance Co., Ltd	**71**	49
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	**21,774**	17,751
Guangzhou Pharmaceutical Goods and Supply Company	**—**	157
Baolian Development Company Limited	**12,765**	10,139
Guangzhou Baiyunshan Enterprise Group	**258**	—
Guangzhou Baiyunshan Pharmaceutical Factory	**219**	160
Guangzhou Baiyunshan Chinese Medicine Factory	**1,417**	135
Guangzhou Baiyunshan Medical Technology Development Company Limited	**—**	640
Guangzhou Baiyunshan External Use Medicine Factory	**—**	150
	81,434	66,561

All the above purchases are either based on the price as approved by the State or are based on the pricing method as set in accordance with the regulation of the State.

(3) Sales of goods

Unit: Rmb '000

Name	Six months ended 30th June 2003	Six months ended 30th June 2002
Guangzhou Qiaoguang Pharmaceutical Factory	16,114	16,491
Guangzhou Mingxing Pharmaceutical Factory	14	2,650
Guangzhou Tianxin Pharmaceutical Company Limited	7,584	3,470
Guangzhou Hejigong Factory	963	224
Guangzhou Guanghua Pharmaceutical Company Ltd.	64	391
Guangzhou Sanitation Production Factory	690	—
Guangzhou South-China Medical Apparatus Company Limited	1	—
Guangzhou Pharmaceutical Goods and Supply Company	—	357
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	8,698	7,827
Guangzhou Pharmaceutical Economic Development Company	99	1,414
Guangzhou Zhongfu Medical Company Limited	1,007	—
Guangzhou Xinhua Health Drinks Company Limited	551	—
Guangzhou Pharmaceutical Research Institute	24	—
Guangzhou Baiyunshan Pharmaceutical Factory	13,347	—
Guangzhou Baiyunshan Chinese Medicine Factory	720	—
	49,876	32,824

All the above purchases are either based on the price as approved by the State or are based on the pricing method as set in accordance with the regulation of the state.

(4) Receivables and payables

Unit: Rmb'000

Name	Ending balance	Opening balance
Receivables		
Guangzhou Qiaoguang Pharmaceutical Factory	9,281	7,237
Guangzhou Mingxing Pharmaceutical Factory	2	2
Guangzhou Tianxin Pharmaceutical Company Limited	—	918
Guangzhou Hejigong Factory	273	17
Guangzhou Guanghua Pharmaceutical Company Ltd.	100	337
Guangzhou Sanitation Production Factory	925	1,142
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	4,009	3,507
Guangzhou Zhongfu Medical Company Limited	118	477
Guangzhou Xinhua Health Drinks Company Limited	1,625	1,380
Guangzhou Beiyunshan Enterprise Group	2,108	6,414
Guangzhou Beiyunshan Pharmaceutical Factory	4,740	—
Guangzhou Baiyunshan Chinese Medicine Factory	390	370
Payables		
Guangzhou Qiaoguang Pharmaceutical Factory	137	20
Guangzhou Mingxing Pharmaceutical Factory	72	59
Guangzhou Tianxin Pharmaceutical Company Limited	12	322
Guangzhou Hejigong Factory	32	127
Guangzhou Guanghua Pharmaceutical Company Ltd.	789	584
Guangzhou Sanitation Production Factory	124	345
Guangzhou South-China Medical Apparatus Company Limited	13	—
Guangzhou Pharmaceutical Goods and Supply Company	22	—
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	1,377	517
Baolian Development Company Limited	8,262	3,311
Guangzhou Beiyunshan Enterprise Group	36	—
Guangzhou Beiyunshan Pharmaceutical Factory	10	—
Guangzhou Baiyunshan Chinese Medicine Factory	184	24
Other receivables:		
Guangzhou Pharmaceutical Holdings Company Limited	8,050	8,130
Guangzhou Qiaoguang Pharmaceutical Factory	—	197
Guangzhou Pharmaceutical Machinery Factory	—	33
Guangzhou Sanitation Production Factory	54	—
Guangzhou South-China Medical Apparatus Company Limited	100	100
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	5,030	5,030
Baolian Development Company Limited	8,411	5,796
Guangzhou Zhongfu Medical Company Limited	17	—
Guangzhou Xinhua Health Drinks Company Limited	3,250	3,400
Guangzhou Pharmaceutical Research Institute	2,000	2,000
Other payables		
Guangzhou Pharmaceutical Holdings Company Limited	12,782	10,806
Guangzhou Pharmaceutical Goods and Supply Company	1,024	1,024
Guangzhou Pharmaceutical Research Institute	874	—
Guangzhou Qiaoguang Pharmaceutical Factory	—	36

(5) Provision or receipt of services

Unit: Rmb'000

Item	Notes	Six months ended 30th June 2003	Six months ended 30th June 2002
Service fee on staff quarters	[1]	198	164
Welfare facilities	[2]	426	364
		624	528

Note 1 Pursuant to the Accommodation Service Agreement entered into by the Company and the Holding on 1 September 1997 and supplemented by a notice dated 31 December 1997, the Holding has agreed to continue to provide staff quarters to the employees of the Group. The Company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31 December 2007.

Note 2 Pursuant to the Composite Services Agreement entered into by the Company and the Holding on 1 September 1997, the Holding agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities in the year ended 31 December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Service Agreement will expire on 31 December 2007.

(6) Rental

Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and the Holding on 1 September 1997, the Holding has granted to the Group the right to use certain premises such as warehouses and offices for a term of three years at a fixed annual rent (and is subject to the adjustment of standard rent as prescribed from time to time by the Guangzhou Real Estate Administration Bureau), plus public facilities and other outgoings which are payable based on the actual consumption. The Company shall pay such rental charges of Rmb1, 297,000 for the period (2002: Rmb1, 321,000)

(7) License fee

Pursuant to the Trademark License Agreement entered into by the Company and the Holding on 1 September 1997, the Holding has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by the Holding for a term of 10 years commencing on the signature date. The Company agreed to pay license fees for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries. The Trademark License Agreement will expire on 1 September 2007. The Company shall pay the above License fee of Rmb3, 536,000 for the period (2002: Rmb3, 140,000)

(8) Prepaid rental

Pursuant to the Premises Agreement entered into by the Company and the Holding on 28 August 1998, the Holding agreed to grant to the Company the right to use certain units of the new office building it had built. The rental payable by the Company will be determined by reference to a 38% discount on the market rental rate at the time the formal tenancy agreement is signed. As the Holding requires funds for constructing the new office building, the Company made an advance rental payment of Rmb6, 000,000 to the Holding during the year. The advance rental payment shall be used by the Holding exclusively for the construction of the new office building and shall offset the rental for the premises payable to the Holding by the Company. The lease term is expected to be not less than 10 years or until the advance rental payment is fully utilized, whichever is longer.

(9) The Holding contributed capital into Guangzhou Hanfang Patent Medicine Research & Development Co., Ltd in a form of land use right and machinery which carrying value of approximately RMB25, 630,000, the Holding is entitled to the 30.78% equity interest. The relevant legal registration procedures are in progress.

X Contingent events

Up to 30 June 2003, there are no material contingent events, which should be disclosed.

XI Commitments

As of 30 June 2003, the Group had the following capital commitments

Unit: Rmb'000

	Six months ended 30th June 2003	Six months ended 30th June 2002
Contracted by not provided for	173,421	219,391
Approved by not contracted for	27,360	68,401

XII Non-adjusting events occurring after the balance sheet date

Up to the reporting date, there are no material non-adjusting events that should be disclosed.

XIII Debt restructuring events

Up to 30 June 2003, there are no debt restructuring events in the Group.

XIV Non-monetary transactions

Up to 30 June 2003, there are no non-monetary transactions in the Group.

XV The analysis of fluctuant items in financial statement

The fluctuant items which coincide with the following conditions are listed as below. The conditions are: Items with variances exceed 30% in the compared combined balance sheet between December 31, 2002 and June 30, 2003, and the variances are over 5% of the total assets as at June 30, 2003 of the Group and; Items with variances exceed 30% of the combined profit and loss account and the variances are over 10% of the Group's profit and loss account for the first six months of year 2003.

Unit: Renmibi

Items	30th June 2003	31st December 2002	Variance amount	Percentage
Account receivable (less: bad debt)	1,009,479,818.74	716,482,532.62	292,997,286.12	40.89

Compared with the opening balance, the Ending balance has increased 40.89%. The main reason for this increase is due to 1) the increase of sales, 2) further extension of the hospital's tendering, 3) longer credit terms to hospitals, 4) agents' delayed repayment due to its tighten cash flow during the SARS period.

XVI Explanations for difference of the Group's net assets and net profit prepared in accordance with PRC accounting standards and systems and HKGAAP in the interim financial reports

	Notes	**At 30th June 2003 (unaudited)** ***Rmb'000***	Restated At 31st December 2002 (audited) *Rmb'000*
Net assets under PRC accounting standards and systems:		**2,384,160**	2,286,929
Provision for bad debts	(1)	**(30,169)**	(31,211)
Intangible asset capitalised	(2)	**63,794**	69,017
Difference in fixed assets revaluation	(3)	**133,795**	134,783
Overprovision of research and development cost	(4)	**7,290**	4,228
Provision for employee benefits	(5)	**(70,763)**	(71,762)
Deferred taxation	(6)	**33,459**	34,885
Negative goodwill arising from dilution of interest in a subsidiary	(9)	**(3,618)**	—
Dividend proposed		**—**	48,654
Difference in minority interests	(8)	**(14,088)**	(14,111)
Net assets under HKGAAP		**2,503,860**	2,461,412

	Notes	**For the six months ended 30th June 2003** ***(unaudited)*** ***Rmb'000***	Restated For the six months ended 30th June 2002 *(unaudited)* *Rmb'000*
Net profit under PRC accounting standards and systems:		**93,613**	106,973
Amortization of deferred expenditure capitalized	(2)	**(5,223)**	(5,223)
Additional depreciation on difference on revalued fixed assets	(3)	**(988)**	(988)
Research and development cost overcharged / (undercharged)	(4)	**3,062**	(4,860)
Donation income recognized		**—**	227
Provision for employee benefits	(5)	**999**	—
(Provision)/ reversal of deferred taxation	(6)	**(1,426)**	4,379
Bad debt recovered	(7)	**1,042**	—
Difference in minority interests	(8)	**23**	248
Net profit under HKGAAP		**91,102**	100,756

Explanations for difference:

(1) This is provision for bad debt made under HKGAAP. However, it has not been taken up in the account prepared under PRC accounting standards and systems.

(2) This is an amortisation of staff quarters reform costs incurred by the Group prior to 2000 in relation to purchases of staff quarters by its employees. Under HKGAAP, such costs are recognised as an asset and are subject to amortisation on a straight line basis over a period of not more than 10 years to reflect the estimated remaining average service life of its employees in which the related economic benefits are recognised. Under PRC accounting standards and systems, the staff quarter reform costs are written off against retained earnings when it incurred.

(3) The Group's fixed assets were revalued by the international valuers in 1997 for the purpose of listing of the Company's H shares. Although the revaluation has been taken into the accounts of the Group prepared under HKGAAP, this is not acceptable to the accounts prepared under PRC accounting standards and systems. Accordingly, the depreciation charge under HKGAAP is higher than that calculated under PRC accounting standards and systems as the depreciation charge under HKGAAP is based on the revalued amount of fixed assets.

(4) The Company has made provision for research and development cost based on certain percentage on turnover in the interim report prepared in accordance with PRC accounting standards and systems. However, this provision is not acceptable to HKGAAP, which requires a legal or constructive obligation and a reliable estimate to recognise a provision in the accounts.

(5) On 1 December 2001, the Group has participated in a medical insurance scheme set up and managed by the Guangzhou Government as required by the Provisional Rules of Medical Insurance issues by the Guangzhou People's Municipal Government. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognized as expenses in prior years under HKGAAP. However, in the financial report prepared under PRC accounting standards and systems, medical insurance for the past service is recognized as expenses on cash basis. Cash basis is not acceptable to HKGAAP.

(6) The Group has not made provision for deferred tax in the financial report prepared in accordance with PRC accounting standards and systems. Under HKGAAP, deferred tax is accounted for using the balance sheet liability method on all taxable temporary differences for deferred tax liability, and to recognise deferred tax assets to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

(7) This is bad debt recovered from the provision for bad debt made in the account prepared under HKGAAP. The provision for bad debt has not been taken up in the account prepared under PRC accounting standards and systems.

(8) This is resulted from the above difference in the interim financial report prepared under PRC accounting standards and systems and HKGAAP.

(9) Negative goodwill arising from dilution of interest in a subsidiary is recognised as capital reserve in the financial report prepared in accordance with PRC accounting standards and systems. Under HKGAAP, negative goodwill should be presented as a deduction from the assets of the reporting enterprise and recognised as income when the future economic benefits embodied in the identifiable depreciable / amortisation assets acquired are consumed.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

(Prepared in accordance with HKSSAP 25)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Note	Unaudited Six months ended 30th June	
		2003	Restated 2002
		RMB'000	*RMB'000*
Turnover	2	**3,577,432**	3,000,883
Cost of sales		**(2,860,794)**	(2,316,922)
Gross profit		**716,638**	683,961
Other revenues		**27,193**	28,737
Distribution, administrative and other operating expenses		**(566,426)**	(524,912)
Operating profit	3	**177,405**	187,786
Finance costs		**(15,607)**	(13,640)
Share of profits less losses of			
Jointly controlled entities		**(225)**	(339)
Associated companies		**161**	203
Profit before taxation		**161,734**	174,010
Taxation	4	**(62,227)**	(64,875)
Profit after taxation		**99,507**	109,135
Minority interests		**(8,405)**	(8,379)
Net profit		**91,102**	100,756
Transfer to capital reserve		**—**	(220)
Profit attributable to shareholders		**91,102**	100,536
Dividends	5	**48,654**	48,654
Earnings per share	6	**RMB0.112**	RMB0.124

CONDENSED CONSOLIDATED BALANCE SHEET

(Prepared in accordance with HKSSAP 25)
AS AT 30TH JUNE 2003 AND 31ST DECEMBER 2002

	Note	**Unaudited 30th June 2003 RMB'000**	Restated Audited 31st December 2002 RMB'000
Non-current assets			
Intangible asset		**60,176**	69,017
Fixed assets and construction in progress	7	**1,357,728**	1,268,850
Interests in joint ventures		**5,983**	6,208
Interests in associated companies		**3,047**	2,930
Investment securities		**76,987**	77,802
Deferred tax assets	12	**80,017**	80,758
		1,583,938	1,505,565
Current assets			
Inventories		**862,206**	848,519
Trade and other receivables	8	**1,307,642**	983,325
Trading securities		**50,463**	61,194
Bank balances and cash		**892,143**	1,019,903
		3,112,454	2,912,941
Current liabilities			
Trade and other payables	9	**1,193,468**	1,004,416
Current portion of long-term liabilities	10	**10,000**	—
Taxation payable		**37,384**	48,774
Short-term bank loans		**550,540**	555,340
		1,791,392	1,608,530
Net current assets		**1,321,062**	1,304,411
Total assets less current liabilities		**2,905,000**	2,809,976
Financed by:			
Share capital		**810,900**	810,900
Reserves		**1,692,960**	1,650,512
Shareholders' funds		**2,503,860**	2,461,412
Minority interests		**182,877**	150,036
Non-current liabilities			
Long-term liabilities	10	**107,180**	89,680
Employee benefits	11	**64,525**	62,975
Deferred tax liabilities	12	**46,558**	45,873
		2,905,000	2,809,976

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Prepared in accordance with HKSSAP 25)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Unaudited							
				Surplus reserves				
	Share capital RMB'000	Share premium RMB'000	Capital reserve RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Discretionary surplus reserve RMB'000	Retained earnings RMB'000	Total RMB'000
At 1st January 2003, as previously reported	810,900	781,134	443,355	160,635	109,729	66,066	83,247	2,455,066
Changes in accounting policy - provision for net deferred tax assets	—	—	(45,130)	—	—	—	51,476	6,346
At 1st January 2003, as restated	810,900	781,134	398,225	160,635	109,729	66,066	134,723	2,461,412
Profit for the period	—	—	—	—	—	—	91,102	91,102
Dividends	—	—	—	—	—	—	(48,654)	(48,654)
At 30th June 2003	810,900	781,134	398,225	160,635	109,729	66,066	177,171	2,503,860

	Unaudited							
				Surplus reserves				
	Share capital RMB'000	Share premium RMB'000	Capital reserve RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Discretionary surplus reserve RMB'000	Retained earnings RMB'000	Total RMB'000
At 1st January 2002, as previously reported	810,900	780,405	440,151	120,402	92,758	37,861	125,953	2,408,430
Changes in accounting policy - provision for net deferred tax liabilities	—	—	(45,130)	—	—	—	37,548	(7,582)
At 1st January 2002, as restated	810,900	780,405	395,021	120,402	92,758	37,861	163,501	2,400,848
Profit for the period	—	—	—	—	—	—	100,756	100,756
Transfers from retained earnings	—	—	220	—	—	—	(220)	—
Dividends	—	—	—	—	—	—	(48,654)	(48,654)
Refund of share issue expenses	—	729	—	—	—	—	—	729
At 30th June 2002	810,900	781,134	395,241	120,402	92,758	37,861	215,383	2,453,679

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Prepared in accordance with HKSSAP 25)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Unaudited Six months ended 30th June	
	2003	2002
	RMB'000	*RMB'000*
Net cash inflow from operating activities	**23,863**	126,544
Net cash used in investing activities	**(174,323)**	(103,350)
Net cash inflow from financing activities	**22,700**	29,936
(Decrease) /Increase in cash and cash equivalents	**(127,760)**	53,130
Cash and cash equivalents at 1st January	**1,019,903**	893,796
Cash and cash equivalents at 30th June	**892,143**	946,926
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**892,143**	946,926

NOTES TO CONDENSED ACCOUNTS

(Prepared in accordance with HKSSAP 25)

1 Basis of preparation and accounting polices

These unaudited consolidated condensed accounts are prepared in accordance with HK SSAP 25, "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

These condensed accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December 2002 except that the Group has changed its accounting policy following its adoption of SSAP 12 "Income Taxes" issued by the Hong Kong Society of Accountants which is effective for accounting periods commencing on or after 1st January 2003.

The change to the Group's accounting policy and the effect of adopting the new policy are set out as below:

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the Condensed Consolidated Statement of Changes in Equity, opening net assets at 1st January 2003 have been increased by RMB6,346,000, which represent the unprovided net deferred tax assets at 1st January 2003. Opening net assets at 1st January 2002 have been decreased by RMB7,582,000, which represent the unprovided net deferred tax liabilities at 1st January 2002. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31st December 2002 by RMB57,372,000 and RMB45,873,000, respectively.

2 Segment information

The Group is organised into the following business segments:

- Manufacturing of CPM
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus
- Import and export of western pharmaceutical products

Other operations of the Group mainly comprise holding of investment properties and investment securities, neither of which are of a sufficient size to be separately reported.

No geographical analysis of turnover and operating profit is provided as less than 10% of the consolidated turnover and less than 10% of the consolidated trading results of the Group are attributable to markets outside the PRC.

An analysis of the Group's revenue and results for the period by business segment is as follows:

	6 months ended 30th June 2003					
	Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
Turnover						
External	970,509	2,315,062	190,793	101,068	—	3,577,432
Internal	27,122	109,939	4,140	—	(141,201)	—
Total	997,631	2,425,001	194,933	101,068	(141,201)	3,577,432
Segment results	143,929	45,386	6,175	1,693	(13,113)	184,070
Unallocated costs						(6,665)
Operating profit						177,405
Finance costs						(15,607)
Share of profits less losses of						
Jointly controlled entities	(225)					(225)
Associated companies	161					161
Profit before taxation						161,734
Taxation						(62,227)
Minority interests						(8,405)
Profit attributable to shareholders						91,102

	6 months ended 30th June 2002					
	Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
Turnover						
External	929,307	1,852,312	161,940	57,324	—	3,000,883
Internal	28,188	131,899	—	—	(160,087)	—
Total	957,495	1,984,211	161,940	57,324	(160,087)	3,000,883
Segment results	159,673	40,669	5,020	844	(9,717)	196,489
Unallocated costs						(8,703)
Operating profit						187,786
Finance costs						(13,640)
Share of profits less losses of						
Jointly controlled entities	(339)					(339)
Associated companies	203					203
Profit before taxation						174,010
Taxation						(64,875)
Minority interests						(8,379)
Profit attributable to shareholders						100,756

3 Operating profit

Operating profit is stated after crediting and charging the following:

	6 months ended 30th June	
	2003	2002
	RMB'000	*RMB'000*
Crediting:		
Reversal of write-down of inventories	**30**	710
Reversal of impairment of fixed assets, intangible assets or other assets	**5,237**	—
Charging:		
Depreciation and amortisation of fixed assets	**48,172**	42,980
Impairment of fixed assets and construction in progress	**—**	9,382
Loss on disposal of fixed assets	**6,913**	1,214
Staff costs	**284,583**	244,273

4 Taxation

The PRC enterprise income tax has been provided at the rate of 33% (2002: 33%) on the estimated assessable profit for the period. Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	6 months ended 30th June	
	2003	2002
	RMB'000	*RMB'000*
Current taxation		
PRC enterprise income tax	**60,757**	69,199
Deferred taxation relating to the origination and reversal of temporary differences	**1,426**	(4,379)
	62,183	64,820
Share of taxation attributable to:		
Jointly controlled entities	**—**	—
Associated companies	**44**	55
Taxation charge	**62,227**	64,875

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the PRC enterprise income tax as follows:

	6 months ended 30th June	
	2003	2002
	RMB'000	*RMB'000*
Profit before taxation	**161,734**	174,010
Calculated at a taxation rate of 33% (2002: 33%)	**53,372**	57,423
Effect of different taxation rates in a subsidiary	**(1,223)**	(1,048)
Expenses not deductible for taxation purposes	**11,919**	8,500
Tax refund	**(1,841)**	—
Taxation charge	**62,227**	64,875

5 Dividends

	6 months ended 30th June	
	2003	2002
	RMB'000	*RMB'000*
2002 Final dividend, paid, of RMB 0.06 (2001 final dividend paid, of RMB 0.06) per share (Note)	**48,654**	48,654

Note

At a meeting held on 21st March 2003, the directors proposed a final dividend of RMB0.06 per share for the year ended 31st December 2002, which was paid in May 2003 and has been reflected as an appropriation of retained earnings for the six months ended 30th June 2003.

6 Earnings per share

The calculation of earnings per share for the six months ended 30th June 2003 is based on the net profit of RMB91,102,000 (2002: RMB100,536,000) and the number of 810,900,000 shares (2002: 810,900,000 shares) in issue.

7 Fixed assets and construction in progress

	Fixed assets and construction in progress
	RMB'000
Opening net book amount as at 1st January 2003	1,268,850
Additions	146,469
Disposals	(13,419)
Depreciation and amortisation (Note 3)	(48,172)
Reversal of impairment charge	4,000
Closing net book amount as at 30th June 2003	1,357,728

8 Trade and other receivables

Included in trade and other receivables are trade debtors and their ageing analysis is as follows:

	30th June 2003	31st December 2002
	RMB'000	*RMB'000*
Within 6 months	**847,393**	646,977
6 months to 1 year	**132,379**	39,972
1 year to 2 years	**19,354**	3,027
	999,126	689,976

Trade receivables generated from credit sales generally have credit terms of one to three months.

9 Trade and other payables

Included in trade and other payables are trade payables and their ageing analysis is as follows:

	30th June 2003 ***RMB'000***	31st December 2002 *RMB'000*
Within 1 year	**767,580**	617,433
1 year to 2 years	**17,391**	13,695
2 years to 3 years	**7,150**	7,592
More than 3 years	**22,494**	24,385
	814,615	663,105

10 Long-term liabilities

	30th June 2003 ***RMB'000***	31st December 2002 *RMB'000*
Bank loans		
Secured	**59,500**	32,000
Unsecured	**57,680**	57,680
	117,180	89,680

The Group's bank loans were repayable as follows:

	30th June 2003 ***RMB'000***	31st December 2002 *RMB'000*
Within one year	**10,000**	—
In the second year	**20,000**	—
In the third to fifth year	**87,180**	89,680
After the fifth year	**—**	—
	117,180	89,680

11 Employee benefits

	30th June 2003 ***RMB'000***	31st December 2002 *RMB'000*
Medical insurance scheme (Note c)	**66,956**	67,955
Housing allowance scheme (Note d)	**8,964**	4,154
	75,920	72,109
Less: Current portion of employee benefits included in other payables and accrued charges	**(11,395)**	(9,134)
	64,525	62,975

11 Employee benefits (continued)

As stipulated by the relevant regulations of the PRC, the Company and its subsidiaries in the PRC have participated in a number of defined contribution employees benefit plans for its existing and retired employees organised by the government. The Group has no other material obligation for payment of employee benefits, including any post-employment benefits, beyond the schemes as described below:

(a) Pension scheme

All employees are entitled to retirement pension benefits equal to a fixed proportion of their salary at their normal retirement age. The Group's annual obligation for payment of this pension contribution is calculated at a rate of approximately 18% based on the total salaries of its employees.

The Group has no contributions payable to the pension scheme as at 30th June 2003 (31st December 2002: Nil).

(b) Housing fund scheme

The Company and its subsidiaries in the PRC are obligated to make contribution to a defined contribution scheme for the housing benefit of their employees. The Group's annual obligation for payment of this housing benefit contribution is calculated at a rate of approximately 8% based on the total salaries of its employees.

The Group has no contributions payable to the housing scheme as at 30th June 2003 (31st December 2002: Nil).

(c) Medical insurance scheme

As required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government effective on 1st December 2001, it is mandatory for the Company and its subsidiaries in Guangzhou City to participate in a medical insurance scheme set up and managed by the Government. Employees, included those retired employees, can be benefited from the medical insurance scheme around one month after the registration date.

The Group's annual obligations for payment of this medical insurance contribution is based on 7.5% to 8 % of the preceding year's average annual salary of the Group or the preceding year's average annual salary of Guangzhou City, depending on the length of the employment period of the employee concerned.

(d) Housing allowance scheme

Pursuant to the resolution passed at the directors' meeting on 1st July 2002, the Group developed and implemented a housing allowance scheme, which took effect on 1st July 2002. The scheme allows the Company and its subsidiaries in the PRC to pay its employees housing allowance if the Company and its subsidiaries are able to meet the budgeted after-tax profit as determined by the board of directors. The final housing allowance payable however is limited to the difference between the actual and budgeted after-tax profit of the Company.

12 Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33% (2002: 33%).

The movement on the deferred tax liabilities / (assets) account is as follows:

	30th June 2003 RMB'000	31st December 2002 RMB'000
At the beginning of the period/year	(34,885)	3,752
Deferred taxation (credited)/charged to the profit and loss account	1,426	(38,637)
At the end of the period/year	(33,459)	(34,885)

The movement in deferred tax assets and liabilities during the period is as follows:

Deferred tax assets	Provisions		Impairment of assets		Employee benefits		Others		Total	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
At 1st January	(27,310)	(24,785)	(25,021)	(18,902)	(23,386)	—	(5,041)	(3,454)	(80,758)	(47,141)
Charged / (credited) to profit and loss account	301	(2,525)	—	(6,119)	325	(23,386)	115	(1,587)	741	(33,617)
At 30th June 2002 / 31st December 2002	(27,009)	(27,310)	(25,021)	(25,021)	(23,061)	(23,386)	(4,926)	(5,041)	(80,017)	(80,758)

Deferred tax liabilities	Fixed assets Revaluation		Research and Development Expenses		Total	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
At 1st January	44,478	45,130	1,395	5,763	45,873	50,893
Charged / (credited) to profit and loss account	(326)	(652)	1,011	(4,368)	685	(5,020)
At 30th June 2002 / 31st December 2002	44,152	44,478	2,406	1,395	46,558	45,873

The amounts shown in the balance sheet include the following:

	30th June 2003 RMB'000	31st December 2002 RMB'000
Deferred tax assets to be recovered after more than 12 months	74,276	74,601
Deferred tax liabilities to be settled after more than 12 months	45,906	45,221

13 Capital commitments for fixed assets

	30th June 2003 RMB'000	31st December 2002 RMB'000
Contracted but not provided for	173,421	219,391
Authorised but not contracted for	27,360	68,401
	200,781	287,792

14 Related party transactions

Significant related party transactions, which were carried out in the normal course of the Group's business are as follows:

	Note	6 months ended 30th June	
		2003	2002
		RMB'000	*RMB'000*
Ultimate holding company			
Licence fee expense	a	**3,536**	3,140
Service fee expense	b	**426**	364
Welfare facilities fee expense	c	**198**	164
Rental expense	d	**1,297**	1,321
Capital contribution to a subsidiary	e	**25,634**	—
Jointly controlled entities			
Sales of semi-finished goods	f	**551**	400
Associated company			
Sales of finished goods	f	**1,007**	829
Fellow subsidiaries			
Sales of finished goods and raw materials	f	**48,318**	29,166
Purchases of finished goods and raw materials	f	**81,434**	66,699
Purchase of a building	f	**—**	39,240

(a) Pursuant to the Trademark Licence Agreement entered into by the Company and GZPHL on 1st September 1997, GZPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GZPHL for a term of 10 years. The Company agreed to pay a licence fee for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries.

(b) Pursuant to the Accommodation Services Agreement entered into by the Company and GZPHL on 1st September 1997 and supplemented by a notice dated 31st December 1997, GZPHL has agreed to continue to provide staff quarters to the employees of the Group. The Company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31st December 2007.

(c) Pursuant to the Composite Services Agreement entered into by the Company and GZPHL on 1st September 1997, GZPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GZPHL's total depreciation charges of the welfare facilities in the year ended 31st December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Services Agreement will expire on 31st December 2007.

(d) Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GZPHL on 1st September 1997, GZPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three years at a fixed annual rent and is subject to the adjustment of standard rent as prescribed from time to time by the Guangzhou Real Estate Administration Bureau, plus utilities and other outgoings which are payable based on actual consumption. The agreement was extended for one year after its expiration on the same terms.

(e) During the period, GZPHL had made additional capital contribution in the form of land, machineries and buildings to Guangzhou Hanfang, a subsidiary of the Company.

(f) The sales and purchases transactions with jointly controlled entities, associated companies and fellow subsidiaries were at terms similar to those transactions with other third parties.

DOCUMENTS AVAILABLE FOR INSPECTION

1. The original copy of the 2003 interim report signed by the legal representative;

2. The original copy of the accounts signed and chopped by the legal representative, person in charge of accounting function and person in charge of accounting department;

3. The original company documents disclosed in the announcements published in the "Hong Kong Economic Times, "The Standard", "Shanghai Securities" during the reporting period;

4. The Company's Articles of Association.

Guangzhou Pharmaceutical Company Limited
Cai Zhixiang
Chairman

Guangzhou, RRC 15th August 2003

八、備查文件目錄

1. 載有本公司法定代表人董事長親筆簽名的半年度報告文本；

2. 載有本公司法定代表人、主管會計工作的負責人、會計機構負責人簽名並蓋章的財務報告文本；

3. 報告期內在《香港經濟日報》、《The Standard》、《上海證券報》上公開披露過的所有本公司文件文本；

4. 本公司章程文本。

廣州藥業股份有限公司
蔡志祥
董事長

中國廣州，二零零三年八月十五日

十四 有關連人士交易

本集團在正常業務範圍內進行之重要有關連人士交易摘要如下：

	附註	截至六月三十日止六個月 二零零三年 人民幣千元	 二零零二年 人民幣千元
最終控股公司			
商標使用費	a	**3,536**	3,140
服務費	b	**426**	364
福利設施服務費	c	**198**	164
租金支出	d	**1,297**	1,321
於附屬公司之資本性投資	e	**25,634**	—
共同控制實體			
銷售半製成品	f	**551**	400
聯營公司			
銷售製成品	f	**1,007**	829
同系附屬公司			
銷售製成品及原材料	f	**48,318**	29,166
採購製成品及原材料	f	**81,434**	66,699
購買建築物	f	—	39,240

(a) 根據廣州醫藥集團有限公司(「廣藥集團」)與本公司於一九九七年九月一日簽訂之商標許可協議，廣藥集團授予本公司及其附屬公司一項獨佔許可權，本集團於商標許可協議簽訂日期起計十年內可使用三十八個廣藥集團擁有的商標。本公司同意按照本公司及其附屬公司的總銷售淨額的0.1%支付商標使用費。

(b) 根據廣藥集團與本公司於一九九七年九月一日簽訂之職工住房服務合同與及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本集團的員工繼續提供職工住房。本公司同意每年按照該等職工住房賬面淨值的6%支付服務費。此職工住房服務合同將於二零零七年十二月三十一日到期。

(c) 根據廣藥集團與本公司於一九九七年九月一日簽訂之綜合服務合同，廣藥集團同意為本集團提供若干福利設施。本集團同意負責經營、管理及維修該等福利設施與及支付按照一九九七年十二月三十一日止年度該等福利設施的總折舊額而釐定的福利設施服務費，並於每年按去年福利設施服務費的10%遞增。此綜合服務合同將於二零零七年十二月三十一日到期。

(d) 根據廣藥集團與本公司於一九九七年九月一日簽訂之租賃協議及辦公樓租賃協議，廣藥集團授權本集團使用若干樓宇作為貨倉及辦公樓，為期三年，每年按固定租金收費並會按照由廣州市房地產管理局釐定之標準租金作出調整，加上按實際使用量支付之公用設施及其它雜項費用。該協議將於二零零三年八月三十一日到期。

(e) 報告期內，廣藥集團以土地、機器設備和房屋建築物等固定資產向本公司其中一家附屬公司廣州漢方現代中藥研究開發有限公司投入註冊資本。

(f) 與共同控制實體，聯營公司及其附屬公司之銷售及採購是以相近於與第三方交易的條款進行的。

十二 遞延稅款

遞延稅項採用負債法就暫時性差異按主要稅率33% (二零零二年：33%)作全數撥備。

遞延稅項負債/ (資產)之變動如下：

	二零零三年 六月三十日 人民幣千元	二零零二年 十二月三十一日 人民幣千元
期/(年)初餘額	**(34,885)**	3,752
於損益賬支銷/(計入)	**1,426**	(38,637)
期/(年)末餘額	**(33,459)**	(34,885)

報告期內，遞延稅項資產及負債之變動如下：

遞延稅款資產	撥備		資產減值		僱員福利		其他		合計	
	2003 人民幣千元	2002 人民幣千元	2003 人民幣千元	2002 人民幣千元	2003 人民幣千元	2002 人民幣千元	2003 人民幣千元	2002 人民幣千元	2003 人民幣千元	2002 人民幣千元
於一月一日	**(27,310)**	(24,785)	**(25,021)**	(18,902)	**(23,386)**	—	**(5,041)**	(3,454)	**(80,758)**	(47,141)
於損益賬支銷/(計入)	**301**	(2,525)	**—**	(6,119)	**325**	(23,386)	**115**	(1,587)	**741**	(33,617)
於六月三十日/十二月三十一日	**(27,009)**	(27,310)	**(25,021)**	(25,021)	**(23,061)**	(23,386)	**(4,926)**	(5,041)	**(80,017)**	(80,758)

遞延稅款負債	固定資產重估		研究與開發支出		合計	
	2003 人民幣千元	2002 人民幣千元	2003 人民幣千元	2002 人民幣千元	2003 人民幣千元	2002 人民幣千元
於一月一日	**44,478**	45,130	**1,395**	5,763	**45,873**	50,893
於損益賬支銷/(計入)	**(326)**	(652)	**1,011**	(4,368)	**685**	(5,020)
於六月三十日/十二月三十一日	**44,152**	44,478	**2,406**	1,395	**46,558**	45,873

於資產負債表中載列之數額包括：

	二零零三年 六月三十日 人民幣千元	二零零二年 十二月三十一日 人民幣千元
超過十二個月撥回之遞延稅項資產	**74,276**	74,601
超過十二個月撥回之遞延稅項負債	**45,906**	45,221

十三 資本承擔

	二零零三年 六月三十日 人民幣千元	二零零二年 十二月三十一日 人民幣千元
已簽約但未撥備	**173,421**	219,391
已批准但未簽約	**27,360**	68,401
	200,781	287,792

根據中國有關規定，本公司及在中國境內成立的附屬公司須為在職及退休員工參加由政府舉辦的一系列僱員福利供款計劃。除下述計劃之外，本集團並無其他重大僱員福利(包括已退休員工福利)之承諾。

(a) 養老金計劃

所有僱員在法定退休年限內均可享受退休養老福利。該福利按僱員工資之一定比例計算。本集團每年按僱員工資總額約18%繳納養老金供款。

於二零零三年六月三十日本集團並無任何應付而未付之養老金供款。(二零零二年十二月三十一日：無)

(b) 住房公積金計劃

本公司及在中國境內成立的附屬公司須為僱員繳納住房公積金供款。本集團每年按僱員工資總額約8%繳納住房公積金供款。

於二零零三年六月三十日本集團並無任何應付而未付之住房公積金供款。(二零零二年十二月三十一日：無)

(c) 醫療保險計劃

根據廣州市人民政府於二零零一年十二月一日頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本公司及在廣州市成立的附屬公司須參加由廣州市人民政府統籌的醫療保險計劃。在登記後一個月，在職及退休員工可享受此等醫療福利。

就每年應為僱員繳納之醫療保險供款，本集團根據僱員受僱年限按上年度本集團僱員平均工資或上年度廣州市職工平均工資的7.5%至8%計繳。

(d) 住房補貼計劃

本集團根據二零零二年七月一日的董事會決議，從二零零二年七月一日起為本公司及在中國境內成立的附屬公司的僱員提供住房補貼，前提是本公司及附屬公司須完成董事會預定之當年稅後利潤預算。然而，當年所支付之住房補貼不可超過實際稅後利潤與預算稅後利潤的差額。

九 貿易及其他應付款

貿易應付款及其他應付款包括貿易應付賬款，其賬齡分析如下：

	二零零三年 六月三十日 人民幣千元	二零零二年 十二月三十一日 人民幣千元
一年以內	**767,580**	617,433
一年到兩年	**17,391**	13,695
兩年到三年	**7,150**	7,592
超過三年	**22,494**	24,385
	814,615	663,105

十 長期負債

	二零零三年 六月三十日 人民幣千元	二零零二年 十二月三十一日 人民幣千元
銀行貸款		
有抵押	**59,500**	32,000
無抵押	**57,680**	57,680
	117,180	89,680

於二零零三年六月三十日，本集團銀行貸款應付分析如下：

一年內	**10,000**	—
第二年	**20,000**	—
第三至第五年	**87,180**	89,680
第五年以後	—	—
	117,180	89,680

十一 僱員福利

	二零零三年 六月三十日 人民幣千元	二零零二年 十二月三十一日 人民幣千元
醫療保險計劃(附註c)	**66,956**	67,955
住房補貼計劃(附註d)	**8,964**	4,154
	75,920	72,109
減： 一年內應支付額，已列載於其他應付款及應計費用內	**(11,395)**	(9,134)
	64,525	62,975

五 股息

	截至六月三十日止六個月	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
已派二零零二年度末期股息每股人民幣0.06元 (二零零一年已派：人民幣0.06元)(註釋)	**48,654**	48,654

(註釋)董事會於二零零三年三月二十一日召開會議宣佈派發之二零零二年度末期股息每股人民幣0.06元已於二零零三年五月派發，並已記錄於截至二零零三年六月三十日止六個月之保留盈餘分配中。

六 每股盈利

截至二零零三年六月三十日止六個月每股盈利乃按淨利潤人民幣91,102,000元(二零零二年：人民幣100,536,000元)及已發行之普通股810,900,000股(二零零二年：810,900,000股)計算。

七 固定資產及在建工程

	截至二零零三年六月三十日止六個月 人民幣千元
期初淨值	1,268,850
本期添置	146,469
本期出售	(13,419)
本期折舊及攤銷(附註三)	(48,172)
減值之撥回	4,000
期末淨值	1,357,728

八 貿易及其他應收款

貿易應收款及其他應收款包括貿易應收賬款，其賬齡分析如下：

	二零零三年六月三十日 人民幣千元	二零零二年十二月三十一日 人民幣千元
六個月內	**847,393**	646,977
六個月到一年	**132,379**	39,972
一年到兩年	**19,354**	3,027
	999,126	689,976

由除銷所產生的貿易應收款一般可享有一至三個月的信貸期。

三 經營盈利

經營盈利已計入及扣除下列項目：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
計入		
沖回存貨跌價準備	**30**	710
固定資產、無形資產及其他資產耗蝕之撥回	**5,237**	—
扣除		
固定資產折舊及攤銷	**48,172**	42,980
固定資產及在建工程之減值損失	—	9,382
出售固定資產損失	**6,913**	1,214
員工成本	**284,583**	244,273

四 稅項

中國企業所得稅乃按照期內估計應課稅溢利依稅率33%(二零零二年：33%)提撥準備。集團屬下於中國以外地方成立的公司另根據彼等經營的國家的稅務法律按應課稅收入繳付所得稅。

在簡明綜合損益表支銷之稅項如下：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
當期稅項：		
中國企業所得稅	**60,757**	69,199
由暫時性差異產生及撥回之遞延稅項	**1,426**	(4,379)
	62,183	64,820
應佔以下實體之稅項：		
共同控制實體	—	—
聯營公司	**44**	55
稅項支出	**62,227**	64,875

本集團有關除稅前溢利之稅項與假若採用本公司之稅項計算之理論稅額之差額如下：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
除稅前溢利	**161,734**	174,010
按稅率33%(二零零二年：33%)計算之稅項	**53,372**	57,423
附屬公司不同稅率之影響	**(1,223)**	(1,048)
不可扣稅之支出	**11,919**	8,500
稅收返還	**(1,841)**	—
稅項支出	**62,227**	64,875

本集團之業務分部營業額及業績分析如下：

	截至二零零三年六月三十日止六個月					
	製造	**批發**	**零售**	**進出口**	**抵銷**	**集團**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額						
外部	970,509	2,315,062	190,793	101,068	—	3,577,432
內部	27,122	109,939	4,140	—	(141,201)	—
總計	997,631	2,425,001	194,933	101,068	(141,201)	3,577,432
分部業績	143,929	45,386	6,175	1,693	(13,113)	184,070
未分配成本						(6,665)
經營盈利						177,405
理財成本						(15,607)
應佔盈利減虧損						
共同控制實體	(225)					(225)
聯營公司	161					161
除稅前盈利						161,734
稅項						(62,227)
少數股東權益						(8,405)
股東應佔盈利						91,102

	截至二零零二年六月三十日止六個月					
	製造	**批發**	**零售**	**進出口**	**抵銷**	**集團**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額						
外部	929,307	1,852,312	161,940	57,324	—	3,000,883
內部	28,188	131,899	—	—	(160,087)	—
總計	957,495	1,984,211	161,940	57,324	(160,087)	3,000,883
分部業績	159,673	40,669	5,020	844	(9,717)	196,489
未分配成本						(8,703)
經營盈利						187,786
理財成本						(13,640)
應佔盈利減虧損						
共同控制實體	(339)					(339)
聯營公司	203					203
除稅前盈利						174,010
稅項						(64,875)
少數股東權益						(8,379)
股東應佔盈利						100,756

簡明賬目附注

一 編製基準及會計政策

此等未經審核綜合簡明賬目乃按照香港會計師公會頒佈之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製的。

此簡明賬目，應與二零零二年年度財務報表一併閱讀。

本集團除採納由香港會計師公會頒佈之會計實務準則第12號「所得税」(此會計實務準則於二零零三年一月一日或以後之會計期間生效)改變會計政策外，於編製此簡明賬目所採用之會計政策及計算方法與截至二零零二年十二月三十一日止年度之年度賬目中所採用者一致。

本集團會計政策之變更及採納此新政策之影響載列如下：

遞延所得税採用負債法就資產負債之税基與它們在財務報表之賬面值兩者之短暫時差作全數撥備。遞延所得税採用在結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税盈利與可動用之短暫時差抵銷而確認。

遞延所得税乃就附屬公司、聯營公司及合營業務之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

於往年度，若預期為課税而計算之盈利與財務報表所示之盈利二者間之時差，將於可預見將來支付或收回負債或資產，則按現行税率計算遞延所得税。採納會計準則第12號構成會計政策之改變並已追溯應用，因此，比較數字已重列以符合經修訂之政策。

如簡明綜合權益變動表所詳述，截至二零零三年一月一日期初淨資產增加人民幣6,346,000元，為未計提之遞延税項淨資產；截至二零零二年一月一日期初淨資產減少人民幣7,582,000元，為未計提之遞延税項淨負債。此項政策變更使截至二零零二年十二月三十一日之遞延税項資產及遞延税項負債分別增加人民幣57,372,000元及人民幣45,873,000元。

二 分部資料

集團經營以下主要業務分部：

- 製造中成藥
- 批發西藥、中成藥、中藥材及醫療器械
- 零售西藥、中成藥、中藥材及醫療器械
- 進出口西藥

集團其他業務主要為持有投資物業及非買賣證券，兩者的規模皆不足以作出獨立報告。

因海外市場之業務佔集團綜合營業額及經營業績不足10%，則毋須呈列地區營業額和經營業績之分析。

簡明綜合現金流量表

截至二零零三年六月三十日止六個月

	未經審核 截至六月三十日止六個月	
	二零零三年 人民幣千元	二零零二年 人民幣千元
經營活動之現金流入淨額	**23,863**	126,544
投資活動之現金流出淨額	**(174,323)**	(103,350)
理財活動之現金流入淨額	**22,700**	29,936
現金及現金等價物之(減少)/增加	**(127,760)**	53,130
一月一日之現金及現金等價物	**1,019,903**	893,796
六月三十日之現金及現金等價物	**892,143**	946,926
現金及現金等價物餘額分析：		
銀行結餘及現金	**892,143**	946,926

簡明綜合權益變動表
截至二零零三年六月三十日止六個月

未經審核

	股本 人民幣千元	股份溢價 人民幣千元	資本公積金 人民幣千元	盈餘公積金 法定盈餘公積金 人民幣千元	盈餘公積金 法定公益金 人民幣千元	盈餘公積金 任意盈餘公積金 人民幣千元	保留盈餘 人民幣千元	合計 人民幣千元
二零零三年一月一日，如前呈報	810,900	781,134	443,355	160,635	109,729	66,066	83,247	2,455,066
修訂會計政策之影響 — 計提遞延税項淨資產	—	—	(45,130)	—	—	—	51,476	6,346
二零零三年一月一日，經重列	810,900	781,134	398,225	160,635	109,729	66,066	134,723	2,461,412
當期淨利潤	—	—	—	—	—	—	91,102	91,102
股息	—	—	—	—	—	—	(48,654)	(48,654)
二零零三年六月三十日	810,900	781,134	398,225	160,635	109,729	66,066	177,171	2,503,860

未經審核

	股本 人民幣千元	股份溢價 人民幣千元	資本公積金 人民幣千元	盈餘公積金 法定盈餘公積金 人民幣千元	盈餘公積金 法定公益金 人民幣千元	盈餘公積金 任意盈餘公積金 人民幣千元	保留盈餘 人民幣千元	合計 人民幣千元
二零零二年一月一日，如前呈報	810,900	780,405	440,151	120,402	92,758	37,861	125,953	2,408,430
修訂會計政策之影響 — 計提遞延税項淨負債	—	—	(45,130)	—	—	—	37,548	(7,582)
二零零二年一月一日，經重列	810,900	780,405	395,021	120,402	92,758	37,861	163,501	2,400,848
當期淨利潤	—	—	—	—	—	—	100,756	100,756
轉撥自保留盈餘	—	—	220	—	—	—	(220)	—
股息	—	—	—	—	—	—	(48,654)	(48,654)
沖回多計提之股份發行費用	—	729	—	—	—	—	—	729
二零零二年六月三十日	810,900	781,134	395,241	120,402	92,758	37,861	215,383	2,453,679

簡明綜合資產負債表

二零零三年六月三十日及二零零二年十二月三十一日結算

	附註	未經審核 二零零三年 六月三十日 人民幣千元	經重列 已經審核 二零零二年 十二月三十一日 人民幣千元
非流動資產			
無形資產		**60,176**	69,017
固定資產與在建工程	七	**1,357,728**	1,268,850
合營業務權益		**5,983**	6,208
聯營公司權益		**3,047**	2,930
非買賣證券		**76,987**	77,802
遞延稅項資產	十二	**80,017**	80,758
		1,583,938	1,505,565
流動資產			
存貨		**862,206**	848,519
貿易及其他應收款	八	**1,307,642**	983,325
買賣證券		**50,463**	61,194
銀行結餘及現金		**892,143**	1,019,903
		3,112,454	2,912,941
流動負債			
貿易及其他應付款	九	**1,193,468**	1,004,416
長期負債之一年內應償還額	十	**10,000**	—
應付稅款		**37,384**	48,774
短期銀行貸款		**550,540**	555,340
		1,791,392	1,608,530
流動資產淨額		**1,321,062**	1,304,411
總資產減流動負債		**2,905,000**	2,809,976
資金來源：			
股本		**810,900**	810,900
儲備		**1,692,960**	1,650,512
股東權益		**2,503,860**	2,461,412
少數股東權益		**182,877**	150,036
非流動負債			
長期負債	十	**107,180**	89,680
僱員福利	十一	**64,525**	62,975
遞延稅項負債	十二	**46,558**	45,873
		2,905,000	2,809,976

(三)按香港會計實務準則第25號編製(未經審計)

簡明綜合損益表

截至二零零三年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二零零三年 人民幣千元	經重列 二零零二年 人民幣千元
營業額	二	**3,577,432**	3,000,883
銷售成本		**(2,860,794)**	(2,316,922)
毛利		**716,638**	683,961
其他收益		**27,193**	28,737
分銷成本,行政開支 及其他經營開支		**(566,426)**	(524,912)
經營盈利	三	**177,405**	187,786
理財成本		**(15,607)**	(13,640)
應佔盈利減虧損			
共同控制實體		**(225)**	(339)
聯營公司		**161**	203
除税前盈利		**161,734**	174,010
税項	四	**(62,227)**	(64,875)
除税後盈利		**99,507**	109,135
少數股東權益		**(8,405)**	(8,379)
淨利潤		**91,102**	100,756
轉往資本公積		**—**	(220)
股東應佔盈利		**91,102**	100,536
股息	五	**48,654**	48,654
每股盈利	六	**人民幣0.112元**	人民幣0.124元

差異說明

1. 此項差異為在香港普遍採納之會計原則編製的賬目中已作計提之應收賬款壞賬準備。該等壞賬準備未在按中國會計準則及制度編製的賬目中計提。

2. 此職工住房改造款為二零零零年本集團職工向本集團購買職工住房發生之房改損失。按照香港普遍採納之會計原則，此項損失視為遞延資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。

3. 本集團在一九九七年H股上市時，集團資產由一國際評估師進行重估。該重估增值已反映於按香港普遍採納之會計原則編製之賬目中，而不被反映在按中國會計準則及制度編製之賬目中。按香港普遍採納之會計原則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及製度計提的折舊。

4. 在按照中國會計準則及制度編制的賬目中，本集團按照銷售收入之一定比例計提研究開發費，然而，香港普遍採納之會計原則不採納該等處理方法，而要求根據法定或約定之責任和可靠之估算計提此等費用。

5. 於二零零一年十二月一日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按照香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按照中國會計準則及制度編製的賬目中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計原則不採納現金收付實現制。

6. 本集團在編製按照中國會計準則及制度的賬目中未計提遞延税項， 而在按照香港普遍採納之會計原則編製的賬目中，採用負債法就所有之短暫時差作全數撥備遞延税款負債，就有可能將未來應課税盈利與可動用之短暫時差抵銷確認遞延税款資產。

7. 此項差異為收回已在香港普遍採納之會計原則編製的賬目中已作計提之應收賬款壞賬準備。該等壞賬準備未在按中國會計準則及制度編製的賬目中計提。

8. 由於上述調整使按照香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤存在差異，因而引致少數股東權益產生差異。

9. 根據中國會計準則及制度編製的賬目中，由於股權冲淡而產生之負商譽確認為資本公積。根據香港普遍採納之會計原則，負商譽作為報告企業的資產減項列示，並於獲得的可辨認資產折舊或攤銷時予以確認為收入。

十六. 按國內和香港兩地會計準則編製的二零零三年半年度財務報告的淨資產和淨利潤差異說明：

	附註	2003年6月30日（未經審計）	2002年12月31日（已經審計，經重列）
按中國會計準則及制度編製之淨資產		2,384,160	2,286,929
壞賬準備	1	(30,169)	(31,211)
資本化之遞延費用	2	63,794	69,017
固定資產重估價值的分別	3	133,795	134,783
多計提的研究開發費用	4	7,290	4,228
計提之過渡性醫療保險	5	(70,763)	(71,762)
計提之遞延稅款	6	33,459	34,885
由於股權沖淡而產生之負商譽	9	(3,618)	-
董事會宣告之股利		-	48,654
少數股東權益差異	8	(14,088)	(14,111)
按香港普遍採納之會計原則編製之淨資產		2,503,860	2,461,412

	附註	2003年1至6月（未經審計）	2002年1至6月（未經審計，經重列）
按中國會計準則及制度編製之淨利潤		93,613	106,973
遞延費用之攤銷	2	(5,223)	(5,223)
固定資產重估增值部分所計提之折舊	3	(988)	(988)
沖銷多計提／(補計少計提)之研究開發費用	4	3,062	(4,860)
確認捐贈收入		-	227
以前年度已確認之過渡性醫療保險	5	999	-
(計提)／回轉之遞延稅款	6	(1,426)	4,379
本年回收之壞賬	7	1,042	-
少數股東權益的變動差異	8	23	248
按香港普遍採納之會計原則編製之淨利潤		91,102	100,756

十. 或有事項

截至二零零三年六月三十日止，本集團沒有重大或有事項。

十一. 承諾事項

截至二零零三年六月三十日止，本集團的重要承諾事項如下：

貨幣單位：人民幣千元

	本期數	**上年同期數**
已簽約但未撥付的款項	173,421	219,391
已批准但未簽約的承諾	27,360	68,401

十二. 資產負債表日後事項中的非調整事項

截至報告日止，本集團沒有重大資產負債表日後事項中的非調整事項。

十三. 債務重組事項

截至二零零三年六月三十日止，本集團沒有發生債務重組事項。

十四. 非貨幣性交易

截至二零零三年六月三十日止，本集團沒有發生非貨幣性交易事項。

十五. 會計報表數據變動項目分析

於二零零三年六月三十日及二零零二年十二月三十一日，比較合併資產負債表各科目金額變動幅度超過30%，且該差異變動金額佔本公司及其子公司二零零三年六月三十日資產總額5%以上的項目及合併利潤表各科目金額變動幅度超過30%，且該差異變動金額佔本公司及其子公司二零零三年一至六月利潤總額10%以上的項目變動列示如下：

單位：人民幣元

項目	**2003年6月30日**	**2002年12月31日**	**差異變動**	
			金額	**%**
應收賬款(扣除壞賬準備)	1,009,479,818.74	716,482,532.62	292,997,286.12	40.89

應收賬款比年初增加40.89%是由於本報告期主營業務的大幅增長及醫院藥品採購招標面進一步擴大，醫院貨款結算期延長，同時部份經銷商在「非典」期間拖欠貨款所致。

(5) 提供或接受勞務

貨幣單位：人民幣千元

項目	註	本期累計數	上年同期累計數
職工住房服務費	[1]	198	164
綜合服務費	[2]	426	364
		624	528

註[1]根據本公司與廣藥集團於一九九七年九月一日簽訂的職工住房服務合同，以及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本公司的員工繼續提供職工住房。本公司按照上述職工住房賬面淨值的6%支付服務費。上述職工住房服務合同將於二零零七年十二月三十一日期滿。

註[2]根據本公司與廣藥集團於一九九七年九月一日簽訂的綜合服務合同，廣藥集團為本公司提供若干福利設施，本公司負責經營、管理及維修這些福利設施，並按照截至一九九七年末止這些福利設施的累計折舊厘定服務費，服務費每年按上年度水平的10%遞增。此綜合服務合同將於二零零七年十二月三十一日期滿。

(6) 租賃

根據本公司與廣藥集團於一九九七年九月一日簽訂的租賃協議及辦公樓租賃協議，本公司租用廣藥集團若干樓宇作倉庫及辦公樓用途，為期3年，每年支付固定租金(參考廣州市房地產管理局制定的標準租金進行調整)，以及按實際使用量支付公用設施和其他雜項費用。本公司本期應向廣藥集團支付上述租金1,297千元(上年同期：1,321千元)。

(7) 許可協議

根據本公司與廣藥集團於一九九七年九月一日簽訂的商標許可協議，本公司於商標許可協議簽訂日起計10年內可使用38個廣藥集團擁有的商標，並按照本公司的銷售淨額的千分之一支付商標使用費。此商標許可協議將於二零零七年九月一日期滿。本公司本期應向廣藥集團支付上述商標許可使用費3,536千元(上年同期：3,140千元)。

(8) 預付租金

根據本公司與廣藥集團於一九九八年八月二十八日簽訂的協議書，廣藥集團同意本公司租用其擴建的新辦公大樓的部分場地。本公司支付的租金按當時的市場租賃價格折讓38%計算。由於廣藥集團需要資金進行辦公樓擴建工程，本公司已根據上述協議書的規定向廣藥集團預付租金6,000,000.00元。廣藥集團承諾該款項僅用於辦公樓的建設，並可抵扣應付的租金。租賃年期應不少於10年或直至預付租金完全抵扣為止，以較長者為准。

(9) 於二零零三年四月廣州漢方現代中藥研究開發中心增資擴股，廣州醫藥集團有限公司以土地及設備作價2,563萬元投資於漢方公司，佔該公司總股數的30.78%，上述土地變更手續尚在辦理之中。

(4) 應收應付款項

貨幣單位:人民幣千元

公司名稱	期末數	年初數
應收賬款：		
廣州僑光製藥廠	9,281	7,237
廣州明興製藥廠	2	2
廣州天心藥業股份有限公司	-	918
廣州何濟公製藥廠	273	17
廣州光華藥業股份有限公司	100	337
廣州衛生材料廠	925	1,142
廣州醫藥集團盈邦營銷有限公司	4,009	3,507
廣州中富藥業有限公司	118	477
廣東星華保健飲料有限公司	1,625	1,380
廣州白雲山企業集團	2,108	6,414
廣州白雲山製藥總廠	4,740	-
廣州白雲山中藥廠	390	370
應付賬款：		
廣州僑光製藥廠	137	20
廣州明興製藥廠	72	59
廣州天心藥業股份有限公司	12	322
廣州何濟公製藥廠	32	127
廣州光華藥業股份有限公司	789	584
廣州衛生材料廠	124	345
廣州華南醫療器械有限公司	13	-
廣州醫藥物資供應公司	22	-
廣州醫藥集團盈邦營銷有限公司	1,377	517
保聯拓展公司	8,262	3,311
廣州白雲山企業集團	36	-
廣州白雲山製藥總廠	10	-
廣州白雲山中藥廠	184	24
其他應收款：		
廣州醫藥集團有限公司	8,050	8,130
廣州僑光製藥廠	-	197
廣州醫藥機械廠	-	33
廣州衛生材料廠	54	-
廣州華南醫療器械有限公司	100	100
廣州醫藥集團盈邦營銷有限公司	5,030	5,030
保聯拓展公司	8,411	5,796
廣州中富藥業有限公司	17	-
廣東星華保健飲料有限公司	3,250	3,400
廣州醫藥工業研究所	2,000	2,000
其他應付款：		
廣州醫藥集團有限公司	12,782	10,806
廣州醫藥物資供應公司	1,024	1,024
廣州醫藥工業研究所	874	-
廣州僑光製藥廠	-	36

(3) 銷售貨物

貨幣單位:人民幣千元

公司名稱	本期累計數	去年同期累計數
廣州僑光製藥廠	16,114	16,491
廣州明興製藥廠	14	2,650
廣州天心藥業股份有限公司	7,584	3,470
廣州何濟公製藥廠	963	224
廣州光華藥業股份有限公司	64	391
廣州衛生材料廠	690	-
廣州華南醫療器械有限公司	1	-
廣州醫藥物資供應公司	-	357
廣州醫藥集團盈邦營銷有限公司	8,698	7,827
廣州醫藥經濟拓展公司	99	1,414
廣州中富藥業有限公司	1,007	-
廣東星華保健飲料有限公司	551	-
廣州醫藥工業研究所	24	-
廣州白雲山製藥總廠	13,347	-
廣州白雲山中藥廠	720	-
	49,876	32,824

以上銷售業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

4. 關聯方交易

(1) 不存在控制關係的關聯方關係的性質

企業名稱	與本公司的關係
廣州僑光製藥廠	與本公司同一母公司
廣州明興製藥廠	與本公司同一母公司
廣州天心藥業股份有限公司	與本公司同一母公司
廣州何濟公製藥廠	與本公司同一母公司
廣州光華藥業股份有限公司	與本公司同一母公司
廣州醫藥機械廠	與本公司同一母公司
廣州衛生材料廠	與本公司同一母公司
廣州華南醫療器械有限公司	與本公司同一母公司
廣州市醫藥物資供應公司	與本公司同一母公司
廣州醫藥集團盈邦營銷有限公司	與本公司同一母公司
廣州醫藥經濟拓展公司	與本公司同一母公司
保聯拓展公司	與本公司同一母公司
廣州中富藥業有限公司	合營企業
廣東星華保健飲料有限公司	子公司
廣州白雲山企業集團	與本公司同一母公司
廣州白雲山製藥總廠	與本公司同一母公司
廣州白雲山中藥廠	與本公司同一母公司
廣州白雲山外用藥廠	與本公司同一母公司
廣州白雲山醫藥科技發展有限公司	與本公司同一母公司

(2) 採購貨物

貨幣單位:人民幣千元

公司名稱	本期累計數	上年同期累計數
廣州僑光製藥廠	10,665	8,165
廣州明興製藥廠	13,921	8,849
廣州天心藥業股份有限公司	2,937	3,919
廣州何濟公製藥廠	1,488	841
廣州光華藥業股份有限公司	13,657	14,084
廣州衛生材料廠	2,261	1,522
廣州華南醫療器械有限公司	71	49
廣州醫藥集團盈邦營銷有限公司	21,774	17,751
廣州醫藥物資供應公司	-	157
保聯拓展公司	12,765	10,139
廣州白雲山企業集團	258	-
廣州白雲山製藥總廠	219	160
廣州白雲山中藥廠	1,417	135
廣州白雲山醫藥科技發展有限公司	-	640
廣州白雲山外用藥廠	-	150
	81,434	66,561

以上購貨業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

3. 存在控制關係的關聯方所持股份及其變化

貨幣單位：人民幣萬元

企業名稱	年初數		本期增加數		本期減少數		期末數	
	金額	%	金額	%	金額	%	金額	%
廣州醫藥集團有限公司	51,300	63.26	-	-	-	-	51,300	63.26
廣州星群(藥業)股份有限公司	6,867	88.99	-	-	-	-	6,867	88.99
廣州中一藥業有限公司	15,000	90.36	-	-	-	-	15,000	90.36
廣州陳李濟藥廠	9,400	100	-	-	-	-	9,400	100
廣州奇星藥廠	8,242	100	-	-	-	-	8,242	100
廣州敬修堂(藥業)股份有限公司	7,623	88.40	-	-	-	-	7,623	88.40
廣州潘高壽藥業股份有限公司	5,744	87.78	-	-	-	-	5,744	87.78
廣州羊城藥業股份有限公司	9,838	92.48	-	-	-	-	9,838	92.48
廣州醫藥有限公司	20,000	90.09	-	-	-	-	20,000	90.09
廣州市藥材公司	6,970	100	-	-	-	-	6,970	100
廣州市醫藥進出口公司	1,500	100	-	-	-	-	1,500	100
廣州環葉製藥有限公司	358	59.70	-	-	-	-	358	59.70
廣州漢方現代中藥研究開發有限公司	4,500	90.00	-	-	-	35.97	4,500	54.03
廣州拜迪生物醫藥有限公司	4,640	92.80	-	-	-	-	4,640	92.80

2. 存在控制關係的關聯方的註冊資本(實收資本)及其變化

貨幣單位：人民幣萬元

企業名稱	年初數	本期增加數	本期減少數	期末數
廣州醫藥集團有限公司	100,770	-	-	100,770
廣州星群(藥業)股份有限公司	7,717	-	-	7,717
廣州中一藥業有限公司	16,600	-	-	16,600
廣州陳李濟藥廠	9,400	-	-	9,400
廣州奇星藥廠	8,242	-	-	8,242
廣州敬修堂(藥業)股份有限公司	8,623	-	-	8,623
廣州潘高壽藥業股份有限公司	6,544	-	-	6,544
廣州羊城藥業股份有限公司	10,638	-	-	10,638
廣州醫藥有限公司	22,200	-	-	22,200
廣州市藥材公司	6,970	-	-	6,970
廣州市醫藥進出口公司	1,500	-	-	1,500
廣州環葉製藥有限公司	600	-	-	600
廣州漢方現代中藥研究開發有限公司	5,000	3,328	-	8,328
廣州拜迪生物醫藥有限公司	5,000	-	-	5,000

3. 投資收益

	本期累計數	上年同期累計數
股票投資	566,156.16	1,636,200.00
債權投資	850,220.61	-
長期股權投資	104,253,631.37	107,430,656.54
	105,670,008.14	109,066,856.54

八. 分行業資料

單位：人民幣千元

行業	營業收入淨額		主營業務成本		營業毛利	
	本期數	上年同期數	本期數	上年同期數	本期數	上年同期數
製造業	970,509	929,307	451,384	420,362	519,125	508,945
貿易業	2,606,923	2,071,576	2,409,410	1,896,560	197,513	175,016
批發	2,315,062	1,852,312	2,169,597	1,720,821	145,465	131,491
零售	190,793	161,940	144,714	122,438	46,079	39,502
進出口	101,068	57,324	95,099	53,301	5,969	4,023
合計	3,577,432	3,000,883	2,860,794	2,316,922	716,638	683,961

九. 關聯方及其交易

1. 存在控制關系的關聯方

企業名稱	註冊地址	主營業務	與本企業關係	經濟性質或類型	法定代表人
廣州醫藥集團有限公司	廣州市沙面北街45號	生產及銷售	母公司	有限責任公司	蔡志祥
廣州星群(藥業)股份有限公司	廣州市人民中路252號	生產及銷售	子公司	股份有限公司	李興華
廣州中一藥業有限公司	廣州市杉木欄路77號	生產及銷售	子公司	有限責任公司	麥奇傑
廣州陳李濟藥廠	廣州市廣州大道南1688號	生產及銷售	子公司	國有控股	李國駒
廣州奇星藥廠	廣州市新港中路赤崗北街33號	生產及銷售	子公司	國有控股	朱柏華
廣州敬修堂(藥業)股份有限公司	廣州市人民南路179號	生產及銷售	子公司	股份有限公司	黃海濤
廣州潘高壽藥業股份有限公司	廣州市解放北路618-620號	生產及銷售	子公司	股份有限公司	劉潤發
廣州羊城藥業股份有限公司	廣州市白雲區江村橋頭側	生產及銷售	子公司	股份有限公司	施少斌
廣州醫藥有限公司	廣州市大同路97號	批發及零售	子公司	有限責任公司	馮贊勝
廣州市藥材公司	廣州市光復南路140號	批發及零售	子公司	國有控股	蘇德貴
廣州市醫藥進出口公司	廣州市沙面北街59號	批發及零售	子公司	國有控股	塗克金
廣州環葉製藥有限公司	廣州市芳村區芳村大道東195號	生產及銷售	子公司	有限責任公司	馮錦玲
廣州漢方現代中藥研究開發有限公司	廣州市海珠區江南大道中路134號自編3號	批發、零售及研究開發	子公司	有限責任公司	周躍進
廣州拜迪生物醫藥有限公司	廣州市海珠區江南大道中134號自編2號樓412房	批發、零售及研究開發	子公司	有限責任公司	張明森

2. 長期股權投資

被投資公司名稱	佔被投資公司股權比例	期末數	初始投資額	本期權益法增減額	累計權益法增減額
廣州星群(藥業)股份公司	88.99%	171,288,735.11	125,322,318.71	7,702,917.02	45,966,416.40
廣州中一藥業有限公司	90.36%	272,920,103.57	156,209,321.79	(10,824,987.43)	116,710,781.78
廣州陳李濟藥廠	100.00%	175,891,792.73	98,465,344.60	(7,431,787.08)	77,426,448.13
廣州奇星藥廠	100.00%	156,270,411.40	126,775,482.62	1,450,498.90	29,494,928.78
廣州敬修堂(藥業)股份有限公司	88.40%	89,682,220.69	101,489,814.94	6,397,312.95	(11,807,594.25)
廣州潘高壽藥業股份公司	87.77%	163,358,078.60	144,298,132.51	1,934,544.73	19,059,946.09
廣州羊城藥業股份有限公司	92.48%	125,084,396.84	102,035,124.44	1,613,544.07	23,049,272.40
廣州醫藥有限公司	90.09%	338,144,926.27	230,189,155.53	(314,000.99)	107,955,770.74
廣州市藥材公司	100.00%	97,201,421.42	69,051,978.34	3,844,016.43	28,149,443.08
廣州市醫藥進出口公司	100.00%	19,473,800.53	17,957,328.73	500,462.04	1,516,471.80
廣州市拜迪生物醫藥有限公司	92.80%	42,025,834.73	46,400,000.00	(2,073,440.70)	(4,532,761.31)
廣州漢方現代中藥研究開發有限公司	54.03%	38,909,165.40	45,000,000.00	1,062,263.11	(6,090,834.60)
廣州環葉製藥有限公司	59.70%	15,535,367.98	15,331,246.76	(1,340,327.07)	(738,602.91)
南海市南方包裝有限公司	21.42%	30,000,000.00	30,000,000.00	-	-
暨華醫療器械責任有限公司	24.00%	2,171,342.34	3,000,000.00	(218,324.19)	(828,657.66)
中國光大銀行	0.30%	10,725,000.00	10,725,000.00	-	-
金鷹基金管理有限公司	20.00%	18,427,641.32	20,000,000.00	(1,572,358.68)	(1,572,358.68)
國藥集團工業有限公司	10.00%	8,000,000.00	8,000,000.00	-	-
廣州金申藥業有限公司	45.00%	675,000.00	675,000.00	-	-
		1,775,785,238.93	1,350,925,248.97	730,333.11	423,758,669.79

41. 支付其他與經營活動有關的現金

主要項目	金額
廣告及宣傳費	111,279,020.87
勞動保險費	36,978,516.69
運輸費	23,041,092.22
租賃費	15,008,118.45
技術開發費	12,649,981.70
業務招待費	11,252,778.12
會議費	11,160,474.95
差旅費	10,759,605.43
修理費	7,152,555.91
辦公費	5,668,463.82
聘請仲介機構費	5,051,889.70
交通費	2,425,492.59
水電費	1,870,411.82
財產保險費	1,549,700.51

七、母公司會計報表主要項目附註：

1. 其他應收款

	期末數	佔總額比例	期末壞賬準備	年初數	佔總額比例	年初壞賬準備
1年以內	79,463,255.04	22.97%	-	25,411,541.19	8.88%	-
1至2年	42,314,732.55	12.23%	-	119,059,174.05	41.60%	-
2至3年	134,967,309.17	39.01%	-	63,853,054.95	22.31%	-
3至4年	29,018,746.19	8.39%	-	76,443,870.77	26.71%	-
4至5年	49,443,870.77	14.29%	-	1,425,486.08	0.50%	401,634.83
5年以上	10,802,843.54	3.12%	401,634.83	800.00	-	-
	346,010,757.26	100.00%	401,634.83	286,193,927.04	100.00%	401,634.83

其他應收款中包括廣藥集團欠本公司的款項6,479,270.91元。

37. 補貼收入

(1) 本期的補貼收入為：商品出口補貼180,927.28元。

(2) 本報告期比去年同期增加161.01%是由於商品出口補貼增加所致。

38. 營業外收入

項目	本期累計數	上年同期累計數
處理固定資產淨收益	120,763.26	97,374.47
出售廢料收入	45,412.46	12,770.32
罰款收入	11,367.20	18,021.73
地鐵補償收入	182,928.86	547,162.03
無法支付的應付款	489.81	2,031.93
其他	303,682.94	373,406.61
	664,644.53	1,050,767.09

本報告期比去年同期減少36.75%主要是由於地鐵補償收入減少所致。

39. 營業外支出

	本期累計數	上年同期累計數
處理固定資產淨損失	2,912,859.00	1,213,551.70
捐贈支出	1,470,372.09	524,343.88
罰款支出	90,328.92	132,547.63
滯納金	17,142.84	-
非常損失	3,396.33	100.00
市區堤圍防護費	4,376,577.42	1,471,852.84
計劃生育獎	564,728.97	390,117.56
固定資產減值準備	-	7,886,983.79
其他	77,066.63	1,608,814.74
	9,512,472.20	13,228,312.14

40. 收到的其他與經營活動有關的現金

主要項目	金額
財政專項撥款	3,000,000.00
利息收入	8,929,974.78

34. 其他業務利潤

項目		本期累計數	上年同期累計數
(1)	其他業務收入		
	資產出租	16,487,004.54	14,198,938.94
	材料銷售	491,483.77	2,556,644.63
	倉儲費及會議費	2,280,906.04	1,230,325.12
	代理進口手續費	316,062.27	-
	產品宣傳收入	-	1,332,947.70
	諮詢費收入	1,772,101.10	1,452,580.90
	其他	1,213,395.50	2,009,287.71
		22,560,953.22	22,780,725.00
(2)	其他業務成本		
	資產出租	2,072,668.39	2,300,535.43
	材料銷售	145,172.00	2,157,866.72
	應計税金及附加	397,116.88	78,329.97
	住房服務費	101,992.74	342,088.34
	勞務費支出	9,730.53	-
	其他	386,362.34	487,130.66
		3,113,042.88	5,365,951.12
	其他業務利潤	19,447,910.34	17,414,773.88

35. 財務費用

	本期累計數	上年同期累計數
利息淨支出	8,782,710.66	7,084,001.57
匯兑淨損失	-	42,636.36
金融機構手續費	963,079.87	401,531.95
其他	164.04	6,629.26
	9,745,954.57	7,534,799.14

36. 投資收益

		本期累計數	上年同期累計數
股票投資	成本法	566,156.16	1,746,046.57
其他股權投資	成本法	280,536.31	380,527.12
	權益法	(1,820,286.80)	(2,665,295.13)
債權投資		850,220.62	-
		(123,373.71)	(538,721.44)

本報告期比去年同期增加77.10%主要是由於沖回年初對股票及債券的一部分投資減值準備所致。

30. 盈餘公積

項目	年初數	本期增加	本期減少	期末數
法定盈餘公積	160,635,151.61	-	-	160,635,151.61
法定公益金	109,728,912.38	-	-	109,728,912.38
任意盈餘公積	61,092,288.10	-	-	61,092,288.10
減免税轉入	4,973,493.07	-	-	4,973,493.07
	336,429,845.16	-	-	336,429,845.16

31. 主營業務收入

	本期累計數	上年同期累計數
(1) 製造業產品銷售	970,508,937.38	929,306,471.83
(2) 貿易		
批發	2,315,061,620.04	1,852,312,482.61
零售	190,793,506.00	161,940,074.86
進出口	101,068,415.54	57,323,874.07
	2,606,923,541.58	2,071,576,431.54
	3,577,432,478.96	3,000,882,903.37

前5位客戶銷售的收入總額為155,271,558.60元，佔全部主營業務收入的4.34%。

32. 主營業務成本

	本期累計數	上年同期累計數
(1) 製造業產品銷售	451,383,776.89	420,362,233.56
(2) 貿易		
批發	2,169,596,683.70	1,720,820,644.60
零售	144,714,174.62	122,438,070.22
進出口	95,099,512.19	53,301,069.57
	2,409,410,370.51	1,896,559,784.39
	2,860,794,147.40	2,316,922,017.95

33. 主營業務税金及附加

	本期累計數	上年同期累計數
營業税	536,409.93	425,833.83
城市維護建設税	8,514,120.86	9,168,398.15
土地增值税	-	692.29
教育費附加	3,560,332.71	3,558,659.34
其他	9,904.90	429,682.56
	12,620,768.40	13,583,266.17

26. 長期借款

貸款單位	借款起止期	年利率	期末數	借款條件
中國工商銀行廣州市第一支行	2002-11-29至2004-11-28	5.49%	20,000,000.00	信用
中國工商銀行十三行支行	2003-1-6至2006-1-6	5.49%	59,500,000.00	抵押
中國建設銀行荔灣支行	2002-12-2至2005-12-1	5.49%	27,680,000.00	擔保
			107,180,000.00	

27. 長期應付款

債權人	款項內容	期末數	年初數
廣州市財政局	國家股股利	2,732,919.49	2,732,919.49
其他		861,951.99	886,978.12
		3,594,871.48	3,619,897.61

28. 股本

類別	年初數	本期增加	本期減少	期末數
國家股	513,000,000.00	-	-	513,000,000.00
境內普通股	78,000,000.00	-	-	78,000,000.00
境外普通股	219,900,000.00	-	-	219,900,000.00
	810,900,000.00	-	-	810,900,000.00

29. 資本公積

	年初數	本期增加	本期減少	期末數
股本溢價	912,565,150.29	-	-	912,565,150.29
接受非現金資產捐贈準備	1,773,107.29	-	-	1,773,107.29
接受現金捐贈	219,652.84	-	-	219,652.84
股權投資準備	-	-	-	
撥款轉入	14,206,086.32	-	-	14,206,086.32
其他資本公積	185,196,334.81	3,618,352.18	-	188,814,686.99
外幣資本折算差額	373,893.09		-	373,893.09
	1,114,334,224.64	3,618,352.18	-	1,117,952,576.82

資本公積本期增加是由於本集團所享有的，因廣州漢方現代中藥研究開發有限公司在二零零三年四月增資擴股，新股東溢價入股產生資本公積的份額。

23. 其他應付款

	期末數	年初數
收取的保證金、押金及定金	8,379,105.93	8,780,521.04
技術開發費	4,848,410.94	5,768,611.34
租金	104,390.39	390,321.04
工會經費	870,974.01	1,052,161.41
職工教育經費	10,531,613.00	9,813,531.62
與外單位的往來款	63,326,150.60	51,578,116.68
行政收費及税金附加費	319,776.95	1,556.10
暫收員工款	2,064,840.56	640,345.21
勞動保險	561,995.84	609,183.24
養老醫療統籌金	4,895,580.08	6,473,607.43
職工貨幣分房補貼	1,170,695.10	2,051,227.59
行業集中款	12,631,803.48	14,212,615.04
經營者獎勵基金	4,767,594.00	5,522,549.41
關聯往來	14,679,944.91	10,806,457.07
其他應付暫收款	7,183,374.20	6,368,891.68
	136,336,249.99	124,069,695.90

上述其他應付款餘額中，欠持本公司5%(含5%)以上表決權股份股東的款項是應付廣藥集團的款項12,782,304.23元。

24. 預提費用

	期末數	年初數
租金	415,312.49	539,648.30
借款利息	309,491.24	683,341.90
保險費	600,000.00	-
審計費	-	3,250,000.00
修理費	2,370,000.00	-
水電費	335,739.82	6,200.00
廣告費	5,200,000.00	-
研究開發費	2,200,000.00	-
住房補貼	1,200,000.00	-
已投入使用建築物房產税	550,000.00	-
銷售人員差旅費	1,200,000.00	-
其他	555,025.68	145,916.62
	14,935,569.23	4,625,106.82

25. 一年內到期的長期負債

期末一年內到期的長期負債10,000,000.00元均為人民幣信用借款。

18. 應付賬款

期末應付賬款餘額中，並無欠持本公司5%(含5%)以上表決權股份股東的款項。

19. 預收賬款

期末並無預收持本公司5%(含5%)以上表決權股份股東的款項。

20. 應付股利

股東名稱	期末數	欠付原因
境外公眾股	9,935.83	二零零二年度股息餘額
境內公眾股	610,713.37	尚未支付的二零零一及二零零二年度股息
	620,649.20	

本報告期期末數比年初減少98.74%是由於本報告期向股東派發了二零零二年的股利所致。

21. 應交稅金

	期末數	年初數
營業稅	378,449.67	740,573.03
增值稅	10,468,039.63	1,333,586.80
城市維護建設稅	1,018,903.46	1,003,648.19
企業所得稅	22,822,498.90	42,033,131.60
房產稅	935,595.10	284,122.75
代扣稅金	540,823.03	3,218,901.49
其他	1,219,574.62	159,665.03
	37,383,884.41	48,773,628.89

22. 其他應交款

	附註	期末數
教育費附加	(1)	396,680.70
市區堤圍防護費	(2)	4,140,762.12
其他		69,131.14
		4,606,573.96

(1) 教育費附加按增值稅、營業稅及消費稅額的3%計繳；

(2) 市區堤圍防護費按應稅(增值稅、營業稅、消費稅及資源稅)收入的1.3‰計繳。

15. 長期待攤費用

(1) 長期待攤費用明細如下

項目	攤銷年限	原始發生額	剩餘攤銷年限
裝修費	5年	33,431,187.34	1至5年
租入固定資產改良支出	5年	1,982,790.62	無
電話初裝費	5年	2,909,259.26	4年6個月
固定資產修理支出	5年	12,160,806.94	1至5年
H股上市資產評估增值	5年	8,199,065.99	無
ERP系統費用	5年	6,647,522.78	1至3年
用水用電增容	5年	383,780.04	4年6個月
GMP改造	5年	4,426,817.44	6個月
電腦系統費用	5年	5,675,948.31	2至4年
離休幹部醫療統籌金	5年	2,574,315.90	3年
退休人員過渡性基本醫療保險金	10年	3,209,492.36	9年
勞動保險費	5年	417,623.11	無
其他	2至5年	5,378,159.71	1至4年
		87,396,769.80	

(2) 長期待攤費用本期變動如下：

項目	年初餘額	本期增加額	本期攤銷額	累計攤銷額	期末餘額
裝修費	17,108,045.83	2,183,207.71	3,424,241.10	17,564,174.90	15,867,012.44
租入固定資產改良支出	231,192.50	-	231,192.50	1,982,790.62	-
電話初裝費	152,859.00	152,859.26	152,859.00	2,756,400.00	152,859.26
固定資產修理支出	5,104,460.57	5,321,526.55	946,449.70	2,681,269.52	9,479,537.42
H股上市資產評估增值	195,927.46	-	195,927.46	8,199,065.99	-
ERP系統費用	1,926,353.84	1,869,427.96	1,081,914.48	3,933,655.46	2,713,867.32
用水用電增容	-	383,780.04	50,058.24	50,058.24	333,721.80
GMP改造	351,528.60	-	111,009.00	4,186,297.84	240,519.60
電腦系統費用	1,506,826.80	-	1,142,540.46	5,311,661.97	364,286.34
離休幹部醫療統籌金	1,410,759.11	159,815.90	222,981.98	1,226,722.87	1,347,593.03
退休人員過渡性基本醫療保險金	2,897,121.96	159,815.90	144,068.70	296,623.20	2,912,869.16
勞動保險費	250,573.93	-	250,573.93	417,623.11	-
其他	1,953,742.85	148,616.99	1,152,757.38	4,428,557.25	949,602.46
	33,089,392.45	10,379,050.31	9,106,573.93	53,034,900.97	34,361,868.83

16. 短期借款

	期末數	年初數
信用借款	45,000,000.00	-
抵押、質押借款	135,000,000.00	123,590,000.00
保證借款	370,540,000.00	431,750,000.00
	550,540,000.00	555,340,000.00

17. 應付票據

期末數76,313,645.72元為銀行承兌匯票，9,895,654.3元為商業承兌匯票。

(2) 無形資產本期變動情況如下：

項目名稱	年初數	本期增加數	本期攤銷數	累計攤銷額	期末數
南洲路新廠房土地	3,875,255.85	-	44,188.73	469,978.88	3,831,067.12
人民路舊廠房土地	2,365,584.82	-	27,414.33	348,431.51	2,338,170.49
觀綠路34號土地	35,531.27	-	445.17	5,787.85	35,086.10
寧溪橫街19-29號土地	1,390,974.72	-	18,547.26	228,119.53	1,372,427.47
叢桂路叢桂新街土地	220,929.32	-	2,454.77	27,002.45	218,474.56
杉木欄路77號土地	188,908.00	-	1,992.00	12,284.00	186,916.00
多寶路昌華新街32號、中山八路石桂里3號土地	1,196,782.00	73,678.00	34,332.00	156,016.00	1,236,128.00
廣州市北京路194號土地	2,151,148.77	-	23,625.81	235,058.12	2,127,522.96
廣州大道南1688號土地	24,125,515.36	-	270,061.74	3,150,720.30	23,855,453.62
廣州大道南1688號門口土地	251,801.95	16,643.02	3,091.75	43,821.78	265,353.22
從化市城效鎮塘下村園仔嶺土地	-	11,126,000.00	92,716.68	92,716.68	11,033,283.32
松崗廠區土地	1,820,381.37	-	22,797.26	18,620,385.89	1,797,584.11
南海黃岐土地	3,703,220.86	-	432,272.66	819,051.80	3,270,948.20
番禺東沙開發區土地	14,051,869.00	-	159,471.00	2,054,621.00	13,892,398.00
白雲區江村廠房土地	3,153,970.17	-	35,437.86	344,559.69	3,118,532.31
十二甫新街土地	3,279,846.75	-	47,419.50	276,613.75	3,232,427.25
和平西路土地	1,435,436.48	-	20,753.28	121,060.80	1,414,683.20
黃金圍倉庫土地	983,004.99	-	14,212.14	82,904.15	968,792.85
大同路103號土地	15,287,410.16	-	247,636.20	2,889,089.04	15,039,773.96
北京路328號土地	1,135,445.93	-	19,060.23	190,602.30	1,116,385.70
新洲倉A區土地	938,794.64	-	10,967.04	168,876.40	927,827.60
新洲倉B區土地	2,307,494.74	-	21,241.80	389,888.06	2,286,252.94
塞壩口倉土地	344,561.48	-	4,025.16	61,981.68	340,536.32
長安倉土地	96,889.37	-	1,274.16	19,059.79	95,615.21
九佛倉庫土地	54,128.97	-	814.20	11,821.23	53,314.77
上九路85號土地	2,150,772.25	361,514.33	33,038.46	528,684.52	2,479,248.12
鴻昌大街26號土地	264,547.69	-	3,090.48	47,588.79	261,457.21
寶華北20號土地	135,946.78	-	2,044.86	29,689.08	133,901.92
濱江西44號土地	487,818.92	-	6,415.14	95,962.22	481,403.78
西華路54號土地	19,602.40	-	215.40	2,154.00	19,387.00
大新路265號土地	290,534.64	-	3,301.53	42,919.89	287,233.11
洪德路69號土地	57,321.52	-	1,246.12	2,492.24	56,075.40
沙園三街南1號土地	32,866.88	-	1,362.93	5,616.05	31,503.95
廣紙路22號土地	96,538.85	-	464.08	12,957.23	96,074.77
同福中路龍導通津29號土地	23,945.77	-	337.97	3,437.20	23,607.80
芳村塞壩路12號土地	1,568,821.87	-	17,645.22	213,346.25	1,551,176.65
新崗中路赤崗北街33號土地	1,614,863.96	-	17,551.88	157,975.92	1,597,312.08
番禺東升工業區5號土地	2,146,382.01	181,818.29	30,390.60	598,469.92	2,297,809.70
新藥技術轉讓費	-	1,000,000.00	8,333.33	8,333.33	991,666.67
藥品處方及生產工藝	156,360.00	-	13,020.00	195,300.00	143,340.00
螺旋藻養殖技術	199,920.00	-	24,990.00	325,070.00	174,930.00
ERP軟件	222,333.33	-	46,000.00	283,666.67	176,333.33
浪城財務軟件	871,253.94	-	233,806.28	1,012,299.25	637,447.66
	94,734,717.78	12,759,653.64	1,999,507.00	34,386,415.24	105,494,864.42

本集團按轉讓價格低於賬面價值的部分提取無形資產減值準備。

14. 無形資產

(1) 無形資產明細如下：

項目名稱	取得方式	原值	剩餘攤銷月數	期末減值準備餘額
南洲路新廠房土地	購買	4,301,046.00	510.00	
人民路舊廠房土地	購買	2,686,602.00	510.00	
觀綠路34號土地	購買	40,873.95	474.00	
寧溪橫街19-29號土地	購買	1,600,547.00	480.00	
叢桂路叢桂新街土地	購買	245,477.00	534.00	
杉木欄路77號土地	購買	199,200.00	563.00	
多寶路昌華新街32號、中山八路石桂里3號土地	購買	1,392,144.00	539.00	
廣州市北京路194號土地	購買	2,362,581.08	482.00	
廣州大道南1688號土地	購買	27,006,173.92	482.00	
廣州大道南1688號門口土地	購買	309,175.00	357.00	
從化市城效鎮塘下村園仔嶺土地	接受投資	11,126,000.00	486.00	
松崗廠區土地	購買	20,417,970.00	475.00	
南海黃歧土地	購買	4,090,000.00	510.00	
番禺東沙開發區土地	購買	15,947,019.00	528.00	
白雲區江村廠房土地	購買	3,463,092.00	409.00	
十二甫新街土地	購買	3,509,041.00	409.00	
和平西路土地	購買	1,535,744.00	409.00	
黃金圍倉庫土地	購買	1,051,697.00	364.00	
大同路103號土地	土地評估增值	17,928,863.00	108.00	
北京路328號土地	購買	1,306,988.00	508.00	
新洲倉A區土地	購買	1,096,704.00	509.00	
新洲倉B區土地	購買	2,676,141.00	508.00	480,700.24
塞壩口倉土地	購買	402,518.00	450.00	
長安倉土地	購買	114,675.00	393.00	
九佛倉庫土地	購買	65,136.00	438.00	
上九路85號土地	購買	3,007,932.64	508.00	
鴻昌大街26號土地	購買	309,046.00	393.00	
寶華北20號土地	購買	163,591.00	450.00	
濱江西44號土地	購買	577,366.00	540.00	
西華路54號土地	購買	21,541.00	253.00	
大新路265號土地	購買	330,153.00	534.00	
洪德路69號土地	購買	58,567.64	527.00	
沙園三街南1號土地	購買	37,120.00	666.00	
廣紙路22號土地	購買	109,032.00	666.00	
同福中路龍導通津29號土地	購買	27,045.00	666.00	
芳村塞壩路12號土地	購買	1,764,522.90	527.00	
新崗中路赤崗北街33號土地	接受投資	1,755,288.00	516.00	
番禺東升工業區5號土地	購買	2,896,279.62	486.00	
新藥技術轉讓費	購買	1,000,000.00	120.00	
藥品處方及生產工藝	接受投資	338,640.00	42.00	
螺旋藻養殖技術	購買	500,000.00	78.00	
ERP軟件	購買	460,000.00	23.00	
浪城財務軟件	購買	1,649,746.91	57.00	485,451.22
		139,881,279.66		966,151.46

(3) 在建工程所包含的借款費用資本化金額如下：

工程名稱	年初數	本年增加數	本年轉入固定資產	其他減少數	期末數
星群易地遷廠技術改造	13,048,046.72	-	13,048,046.72	-	-
醫藥公司黃金圍倉物流工程	80,202.80	768,258.40	-	-	848,461.20
潘高壽GMP改造工程		1,618,482.50	-	-	1,618,482.50
	13,128,249.52	2,386,740.90	13,048,046.72	-	2,466,943.70

(4) 本報告期期末數比年初減少30.91%是由於工程項目逐步轉入固定資產所致。

(2) 在建工程本期變動如下：

工程名稱	年初數	本期增加額	本期轉入固定資產	本期其他減少	期末餘額
星群易地遷廠	136,019,083.45	14,196,694.02	132,886,963.76	-	17,328,813.71
星群製劑車間三期工程	4,498,512.02	9,347,739.15	13,846,251.17		-
星群機修車間二期工程	33,636.64	361,866.12	-		395,502.76
中一雲埔廠房易地改造	23,172,973.19	4,939,611.40	-	-	28,112,584.59
中一除塵工程	80,000.00	-	-	-	80,000.00
陳李濟廠房移地擴建	3,320,038.08	322,578.00	1,280,461.82	-	2,362,154.26
陳李濟中藥材提取基地	7,692.00	-	-	-	7,692.00
陳李濟產品技改工程	9,909,891.37	1,688,897.50	-	-	11,598,788.87
陳李濟產品陳列館	29,400.00	31,511.00	-	-	60,911.00
漢方設備安裝工程	2,029,731.25	2,289,225.75	1,437,438.50	34,403.50	2,847,115.00
漢方從化基地建設	1,686,180.99	280,793.26	-	-	1,966,974.25
敬修堂預付設備款	1,641,085.18	2,432,827.50	196,016.00	-	3,877,896.68
敬修堂安必克設備安裝	50,000.00		-	-	50,000.00
敬修堂栓劑灌裝生產線	7,631,363.06	2,412,416.17	3,756,554.80	-	6,287,224.43
敬修堂追風透骨丸灌裝生產線	7,985,355.32	572,193.61	1,545,354.14	-	7,012,194.79
敬修堂GMP工程改造	1,080,040.06	752,824.10	-	-	1,832,864.16
敬修堂萬花油GMP項目	1,152,200.00	1,160,449.23	271,200.00	-	2,041,449.23
潘高壽GMP改造工程	7,427,043.52	21,783,704.52	40,125.94	-	29,170,622.10
潘高壽府前大廈辦公樓	80,000.00	-	80,000.00	-	-
潘高壽辦公設備	45,800.00	-	45,800.00	-	-
潘高壽運輸設備	532,200.00	618,677.40	1,150,877.40	-	-
羊城丸劑車間	-	100,000.00	-	-	100,000.00
羊城中心檢驗室改造	-	112,221.08	112,221.08	-	-
羊城廠內維修	170,000.00	23,020.28	140,000.00	53,020.28	-
羊城製劑GMP車間	5,774,285.37	9,950,000.00	-	-	15,724,285.37
羊城污水處理站工程改造	11,007.64	77,608.16	-	-	88,615.80
羊城鍋爐工程改造	10,000.00	90,507.96	-	-	100,507.96
羊城健脾理腸片暗瘡片技術改造	-	799,440.00	799,440.00	-	-
羊城提取車間技改工程	649,019.72	-	-	-	649,019.72
羊城克感利咽口服液技術改造設備	-	1,047,676.12	1,047,676.12	-	0.00
醫藥公司黃金圍物流配送中心	8,542,407.42	13,965,788.29	-	1,148,129.30	21,360,066.41
醫藥公司電腦安裝	336,078.00	-	-	336,078.00	-
醫藥公司辦公樓裝修	800,000.00	-	-	800,000.00	-
采芝林嘉鴻花園商鋪	2,179,473.00	-	-	-	2,179,473.00
采芝林萬豐花園商鋪	-	84,500.00	-	-	84,500.00
中藥飲片廠GMP改造工程	-	695,925.45	-	-	695,925.45
醫藥進出口ERP工程	97,909.45	-	-	-	97,909.45
英克軟體一期費用	4,330,352.17	-	4,330,352.17	-	-
拜迪設備安裝工程		1,288,800.00	-	-	1,288,800.00
拜迪設備安裝工程	2,678,291.02	33,000.00	2,236,170.00	-	475,121.02
拜迪鍾村科研基地改造	-	494,648.46	-	-	494,648.46
拜迪辦公室裝修	-	108,867.60	-	-	108,867.60
拜迪GMP改造工程	-	78,612.00	-	-	78,612.00
環葉開發區辦公樓工程	402,919.11	78,623.46	234,606.57	-	246,936.00
環葉固體製劑車間工程	67,928.23	1,487,113.38	27,500.00	-	1,527,541.61
環葉開發區化驗操作臺	115,500.00	-	115,500.00	-	-
芳村植化前處理改造	329,967.80	225,225.96	545,225.96	-	9,967.80
芳村廠區改造	40,000.00	326,914.93	163,984.28	-	202,930.65
環葉污水處理工程	-	81,000.00	81,000.00	-	-
環葉原料藥車間工程	-	1,146,336.72	357,276.57	-	789,060.15
潘高壽廠房加固改造工程	1,669,072.73	470,337.14	-	-	2,139,409.87
	236,616,437.79	95,958,175.72	166,727,996.28	2,371,631.08	163,474,986.15

13. 在建工程

(1) 在建工程明細如下：

工程名稱	預算數	資金來源	工程投入佔預算的比例
星群易地遷廠	243,688,046.72	自有資金及金融機構借款	61.83%
星群製劑車間三期工程	12,950,000.00	自有資金	107.18%
星群機修車間二期工程	465,000.00	自有資金	85.05%
中一雲埔廠房易地改造	197,030,000.00	自有資金	14.27%
中一除塵工程	-	-	-
陳李濟廠房移地擴建	29,000,000.00	自有資金	12.15%
陳李濟中藥材提取基地	-	自有資金及募股資金	-
陳李濟產品技改工程	11,650,000.00	自有資金及募股資金	99.56%
陳李濟產品陳列館	4,000,000.00	自有資金及募股資金	1.52%
漢方設備安裝工程	7,905,950.00	募股資金	36.01%
漢方從化基地建設	54,600,000.00	募股資金	3.60%
敬修堂預付設備款	-	自有資金及金融機構借款	-
敬修堂安必克設備安裝	-	自有資金	-
敬修堂栓劑灌裝生產線	-	自有資金及金融機構借款	-
敬修堂追風透骨丸灌裝生產線	-	自有資金及募股資金	-
敬修堂GMP工程改造	30,300,000.00	募股資金主金融機構貸款	6.10%
敬修堂萬花油GMP項目	3,000,000.00	自有資金	61.10%
潘高壽GMP改造工程	100,000,000.00	金融機構貸款	29.17%
潘高壽府前大廈辦公樓	7,707,542.02	自有資金及募股資金	1.10%
潘高壽辦公設備	-	募股資金	-
潘高壽運輸設備	-	募股資金	-
羊城丸劑車間	11,000,000.00	自有資金及募股資金	1%
羊城中心檢驗室改造	2,000,000.00	自有資金及募股資金	5.60%
羊城廠內維修	1,000,000.00	募股資金	19.3%
羊城製劑GMP車間	37,400,000.00	募股資金	42.04%
羊城污水處理站工程改造	400,000.00	募股資金	22.15%
羊城鍋爐工程改造	600,000.00	募股資金	16.75%
羊城健脾理腸片暗瘡片技術改造	17,800,000.00	募股資金	74.49%
羊城提取車間技改工程	1,700,000.00	募股資金	38.18%
羊城克感利咽口服液技術改造設備	19,600,000.00	募股資金	54.89%
醫藥公司黃金圍物流配送中心	52,980,000.00	自有資金、募股資金及金融機構借款	40.32%
醫藥公司電腦安裝	1,120,260.00	自有資金及募股資金	30.00%
醫藥公司辦公樓裝修	1,973,696.60	自有資金	40.53%
采芝林嘉鴻花園商鋪	2,101,710.00	自有資金及募股資金	103.70%
采芝林萬豐花園商鋪	2,300,000.00	自有資金及募股資金	3.67%
中藥飲片廠GMP改造工程	2,500,000.00	募股資金	27.84%
醫藥進出口ERP工程	600,000.00	自有資金	16.32%
英克軟體一期費用	4,558,265.44	募股資金	92.8%
拜迪設備安裝工程	-	科技三項費用撥款	-
拜迪設備安裝工程	-	募股資金	-
拜迪鍾村科研基地改造	33,000,000.00	募股資金	1.50%
拜迪辦公室裝修	-	募股資金	-
拜迪GMP改造工程	-	募股資金	-
環葉開發區辦公樓工程	323,120.00	自有資金	76.42%
環葉固體製劑車間工程	4,738,900.00	自有資金	32.23%
環葉開發區化驗操作臺	115,500.00	自有資金	100%
芳村植化前處理改造	304,153.06	自有資金	179%
芳村廠區改造	-	自有資金	-
環葉污水處理工程	1,100,000.00	自有資金	8%
環葉原料藥車間工程	4,198,100.00	自有資金	18.80%
潘高壽廠房加固改造工程	2,500,000.00	自有資金	85.58%

註1： 由於連續5年經營虧損，並存在重大資產減值風險，根據其持續惡化的財務狀況，按該項投資的賬面價值提取80%的減值；

註2： 雖然今年能收回一部分投資，但由於對該公司的財務資料難以掌握，基於謹慎性原則，本集團對該項目全額提取減值準備；

註3： 該廠嚴重虧損，經營困難，二零零一年進行清盤。由於合作雙方對清算方案存在分歧，清算工作停滯不前。基於謹慎性原則，對該項目全額提取減值準備；

註4： 該公司經營運作困難，本集團擬退出該項投資，估計投資難以收回，對該項目全額提取減值準備；

註5： 由於一直未能獲得該公司的財務資料，無法掌握該投資項目的現狀，基於謹慎性原則，對該項目全額提取減值準備。

12. 固定資產及累計折舊

原值	年初數	本期增加額	本期減少額	期末數	期末減值準備餘額
房屋及建築物	681,829,795.79	155,226,845.48	8,331,947.42	828,724,693.85	16,403,792.51
機器設備	439,590,073.71	29,216,586.55	18,123,426.56	450,683,233.70	8,802,339.54
運輸設備	83,408,757.51	6,811,182.08	2,948,168.54	87,271,771.05	227,584.62
電器設備	11,877,149.99	1,041,486.83	40,791.84	12,877,844.98	-
辦公設備	30,773,812.50	8,109,718.73	154,685.32	38,728,845.91	129,520.14
	1,247,479,589.50	200,405,819.67	29,599,019.68	1,418,286,389.49	25,563,236.81

累計折舊	年初數	本期增加額	本期減少額	期末數
房屋及建築物	137,809,341.32	14,194,198.75	1,963,535.29	150,040,004.78
機器設備	235,017,893.00	18,009,184.77	11,832,566.27	241,194,511.50
運輸設備	47,056,018.35	3,488,578.72	2,207,593.60	48,337,003.47
電器設備	7,063,937.52	1,224,836.51	33,751.68	8,255,022.35
辦公設備	15,260,070.57	2,317,423.12	142,602.32	17,434,891.37
	442,207,260.76	39,234,221.87	16,180,049.16	465,261,433.47

(1) 本期由在建工程轉入固定資產原值的金額為166,727,996.28元。

(2) 截至二零零三年六月三十日止，本集團以淨值97,260,000元(上年底數：118,030,000.00元)的固定資產作抵押，用於獲取銀行提供的借款。

(3) 本集團於期末對由於技術陳舊、毀損、長期閒置等原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面淨值的差額計提固定資產減值準備25,563,236.81元。

(2) 長期股權投資本期變動情況如下：

被投資公司名稱	期末數	初始投資額	本期權益法增減額	累計權益法增減額	長期投資減值準備	
廣東星華保健飲料有限公司	37,545,697.21	39,644,000.00	(173,740.08)	(2,098,302.79)	29,907,945.05	註1
印尼三有實業有限公司	1,260,144.45	1,521,562.82	-	1,260,144.45		註2
廣州中富藥業有限公司	1,497,703.72	400,000.00	117,514.27	1,097,703.72	-	
上海九和堂國藥有限公司	615,000.00	615,000.00	-	-	-	
廣州眾勝藥廠太和分廠	785,315.05	1,000,000.00	-	(214,684.95)	785,315.05	註3
杭州浙大漢方中藥信息工程有限公司	400,071.75	440,000.00	-	(39,928.25)	-	
明泰實業(泰國)有限公司	311,749.32	516,930.33	-	(205,181.01)	-	
杭州醫藥站股份有限公司	264,000.00	264,000.00	-	0.00	-	
廣州市醫藥商品展銷商場	531,179.87	861,392.58	2,257.37	(162,992.60)	-	
廣州經濟技術開發區永誠醫藥貿易有限公司	1,288,595.25	480,000.00	-	808,595.25	-	
廣州市藥材公司北京路藥材商場	218,399.05	160,000.00	-	58,399.05	-	
大中城市中藥貿易聯合會股份有限公司	400,000.00	400,000.00	-	-	400,000.00	註4
南海市南方包裝有限公司	30,000,000.00	30,000,000.00	-		-	
暨華醫療器械責任有限公司	2,171,342.34	3,000,000.00	(218,324.19)	(828,657.66)	-	
國藥集團工業有限公司	8,000,000.00	8,000,000.00	-	-	-	
中國光大銀行	10,725,000.00	10,725,000.00	-	-	-	
金鷹基金管理有限公司	18,427,641.32	20,000,000.00	(1,572,358.68)	(1,572,358.68)	-	
廣州金申藥業有限公司	675,000.00	675,000.00	-	-	-	
奇星馬中藥業有限公司	362,826.38	362,826.38	-	-	-	
九市十一廠經協體總公司	50,000.00	50,000.00	-	-	50,000.00	註5
交通銀行廣東分行	362,750.00	362,750.00	-	-	-	
廣州潘高壽天然保健品有限公司合併價差	1,371,493.99	-	-	-	-	
廣州市拜迪生物醫藥有限公司合併價差	158,596.04	-	-	-	-	
廣州環葉製藥有限公司合併價差	942,724.13	-	-	-	-	
廣州漢方現代中藥研究開發有限公司合併價差	54,467.21	-	-	-	-	
	118,419,697.08	119,478,462.11	(1,844,651.31)	(3,157,407.92)	32,403,404.55	

11. 長期股權投資

(1) 長期股權投資明細如下：

被投資公司名稱	投資期限	持有股權比例	初始投資額
廣東星華保健飲料有限公司	二零零八年	53.00%	39,644,000.00
印尼三有實業有限公司	二零一四年	50.00%	1,521,562.82
廣州中富藥業有限公司	無期限	50.00%	400,000.00
上海九和堂國藥有限公司	二零零七年	20.52%	615,000.00
廣州眾勝藥廠太和分廠	無期限	50.00%	1,000,000.00
杭州浙大漢方中藥信息工程有限公司	無期限	44.00%	440,000.00
明泰實業(泰國)有限公司	二零零七年	40.00%	516,930.33
杭州醫藥站股份有限公司	無期限	13.47%	264,000.00
廣州市醫藥商品展銷商場	無期限	80.00%	861,392.58
廣州經濟技術開發區永誠醫藥貿易有限公司	無期限	24.00%	480,000.00
廣州市藥材公司北京路藥材商場	無期限	20.00%	160,000.00
大中城市中藥貿易聯合會股份有限公司	無期限	10.00%	400,000.00
南海市南方包裝有限公司	二零一一年	21.42%	30,000,000.00
暨華醫療器械責任有限公司	無期限	24.00%	3,000,000.00
國藥集團工業有限公司	無期限	10.00%	8,000,000.00
中國光大銀行	無期限	0.30%	10,725,000.00
金鷹基金管理有限公司	無期限	20.00%	20,000,000.00
廣州金申藥業有限公司	無期限	45.00%	675,000.00
奇星馬中藥業有限公司	二零零五年	40.00%	362,826.38
九市十一廠經協體總公司			50,000.00
交通銀行廣東分行			362,750.00

7. 預付賬款

(1) 預付賬款期末數中，沒有預付持本公司5%(含5%)以上表決權股份股東的款項。

(2) 本報告期期末數比年初減少42.37%是由於年初採購的貨物逐步到位所致。

8. 應收補帖款

	期末數	年初數
商品出口退税	10,042,998.97	10,064,712.63

9. 存貨

	期末數		年初數	
	餘額	存貨跌價損失準備	餘額	存貨跌價損失準備
在途物資	1,854,131.93	-	3,920,280.65	-
原材料	85,887,894.76	298,752.78	78,262,771.39	298,752.78
在產品	37,199,567.09	-	35,133,621.26	-
產成品	50,245,051.57	-	85,135,120.98	-
低值易耗品	1,870,053.41	-	1,554,527.27	-
包裝物	36,715,400.77	-	28,032,228.25	-
委託加工物資	741,848.00	-	1,342,025.86	-
受託代銷商品	38,422.53	-	-	-
庫存商品	646,008,444.50	359,767.12	613,928,504.51	390,344.03
其他	2,304,292.73	-	1,899,090.95	-
	862,865,107.29	658,519.90	849,208,171.12	689,096.81

本集團於期末對殘損、長期積壓和銷售價格低於成本的存貨按可變現淨值低於成本的差額計提了存貨跌價準備658,519.90元。

10. 待攤費用

項目	年初數	本期增加數	本期攤銷數	期末餘額
預付保險費	2,600,600.95	70,714.77	1,755,383.13	915,932.59
固定資產修理費用	582,927.48	229,940.64	505,363.02	307,505.10
路橋費	31,253.28	80,343.55	80,039.68	31,557.15
廣告費	1,152,000.00	-	576,000.00	576,000.00
待抵扣進項税	76,886,436.31	165,462,541.04	157,352,127.22	84,996,850.13
其他	474,401.17	878,004.55	577,528.77	774,876.95
	81,727,619.19	166,721,544.55	160,846,441.82	87,602,721.92

6. 其他應收款

(1) 其他應收餘額按賬齡分析如下：

賬齡分析：	期末數 餘額	佔總額比例	壞賬準備	計提比例
1年以內	114,109,186.15	65.31%	18,929.65	0.02%
1至2年	17,515,202.90	10.02%	38,000.00	0.22%
2至3年	19,123,579.43	10.95%	2,022,726.66	10.58%
3至4年	4,913,448.47	2.81%	115,093.34	2.34%
4至5年	2,438,262.68	1.40%	0.00	0.00%
5年以上	16,624,202.98	9.51%	4,725,256.83	28.42%
	174,723,882.61	100.00%	6,920,006.48	3.96%

賬齡分析	年初數 餘額	佔總額的比例	壞賬準備	計提比例
1年以內	71,525,059.73	55.04%	811,666.25	1.13%
1至2年	19,685,420.24	15.15%	1,862,697.62	9.46%
2至3年	13,800,383.35	10.62%	41,052.51	0.30%
3至4年	4,449,861.62	3.42%	50,000.00	1.12%
4至5年	7,570,986.98	5.83%	668,841.08	8.83%
5年以上	12,921,465.03	9.94%	3,543,419.72	27.42%
	129,953,176.95	100.00%	6,977,677.18	5.38%

(2) 其他應收款期末數明細：

項目	期末數
備用金	1,631,001.45
各種保證金、押金及定金	3,747,681.27
業務活動借支	32,941,534.22
員工私人借款	62,792.85
與外單位往來款	110,491,465.42
新廠工程及購置設備款項	17,302,728.17
杭州浙大技術合同研究費	1,200,000.00
其他應收暫付款	7,346,679.23
	174,723,882.61

上述其他應收款餘額中，持本公司5%(含5%)以上表決權股份股東的欠款是廣藥集團欠本集團的往來款8,049,523.12元。

(3) 其他應收款比年初增加36.45%是由於本報告期增加了設備及工程預付款所致。

5. 應收賬款

(1) 應收賬款餘額按賬齡分析如下：

	期末數			
賬齡分析：	餘額	佔總額比例	壞賬準備	計提比例
1年以內	979,772,034.54	92.68%	9,850,884.35	1.00%
1至2年	28,797,604.77	2.72%	2,879,760.48	10.00%
2至3年	7,075,040.49	0.67%	2,122,512.15	30.00%
3至4年	14,291,873.72	1.35%	7,145,936.86	50.00%
4至5年	7,711,795.28	0.73%	6,169,436.22	80.00%
5年以上	19,462,073.09	1.84%	19,462,073.09	100.00%
	1,057,110,421.89	100.00%	47,630,603.15	4.51%

	年初數			
賬齡分析	餘額	佔總額的比例	壞賬準備	計提比例
1年以內	702,018,180.98	92.95%	7,463,417.61	1.06%
1至2年	13,915,260.16	1.84%	1,396,272.50	10.03%
2至3年	9,243,624.58	1.23%	3,026,900.14	32.75%
3至4年	8,174,940.32	1.08%	6,028,518.11	73.74%
4至5年	5,680,233.64	0.75%	4,634,598.70	81.59%
5年以上	16,241,805.31	2.15%	16,241,805.31	100.00%
	755,274,044.99	100.00%	38,791,512.37	5.14%

上述應收賬款餘額中，沒有持本公司5%(含5%)以上表決權股份股東的欠款。

(2) 應收賬款前5名金額合計為67,678,691.80元，佔應收賬款總額的6.40%。

(3) 應收賬款比年初增加40.89%是由於本報告期主營業務的大幅增長及醫院藥品採購招標面進一步擴大，醫院貨款結算期延長，同時部份經銷商在「非典」期間拖欠貨款所致。

2. 短期投資

項目	期末數	短期投資跌價準備	期末市價
股票投資	3,733,092.18	353,847.60	3,379,244.58
債券投資	39,888,830.48	803,830.48	39,085,000.00
基金投資	8,000,000.00		8,000,000.00
	51,621,922.66	1,157,678.08 註	50,464,244.58

註： 本集團根據上海證券交易所及深圳證券交易所二零零三年六月三十日的證券收市價，對證券投資項目市價低於成本的部分計提了短期投資跌價準備。

3. 應收票據

(1) 期末數16,152,920.93元均為銀行承兑匯票。

(2) 本報告期期末數比年初數增加8,873%是由於本集團採用銀行票據結算方式結算貨款增加所致。

4. 應收股利

項目	期末數	年初數
南海市南方包裝有限公司	1,992,165.00	5,106,895.00
廣州經濟技術開發區永誠醫藥貿易有限公司	367,789.92	367,789.92
	2,359,954.92	5,474,684.92

本報告期期末數比年初減少56.89%是由於報告期內收到南海市南方包裝有限公司分來的股利所致。

五、利潤分配

本公司繳納所得稅後的利潤按下列順序分配：

(1) 彌補虧損；

(2) 提取法定盈餘公積金；

(3) 提取法定公益金；

(4) 提取任意盈餘公積金；

(5) 支付股利。

稅後利潤的分配和股利支付，由董事會提出方案，報股東大會審議通過。除非股東另有決議，股東會授權董事會可分派中期股利。

六、合併會計報表主要項目附註(如無特別註明，貨幣單位均為人民幣元)

1. 貨幣資金

項目	期末數	年初數
現金	1,439,757.52	1,613,278.00
銀行存款	884,023,523.55	993,825,484.15
其他貨幣資金	6,679,635.42	24,464,416.80
	892,142,916.49	1,019,903,178.95

(1) 銀行存款期末餘額如下：

項目	期末數	年初數
活期存款	633,572,640.50	646,986,537.82
定期存款	250,450,883.05	346,838,946.33
	884,023,523.55	993,825,484.15

(2) 其他貨幣資金期末餘額如下：

項目	期末數	年初數
銀行匯票存款	227,819.21	16,838,694.32
信用卡存款	223,386.09	238,696.27
信用證保證金存款	6,228,430.12	7,387,026.21
	6,679,635.42	24,464,416.80

四、 控股子公司及合營企業

(1) 納入合併會計報表合併範圍的子公司

公司名稱	股本 (人民幣萬元)	本集團實際投資額 (人民幣萬元)	本集團持股比例 (%)	業務性質
廣州漢方現代中藥研究開發有限公司	8,328	4,872	58.51	醫藥、保健品研究開發
廣州拜迪生物醫藥有限公司	5,000	4,640	92.80	藥品研究開發
廣州環葉製藥有限公司	600	358	59.701	生產化學原料藥
廣州星群(藥業)股份有限公司	7,717	6,867	88.99	生產中成藥
廣州中一藥業有限公司	16,600	16,105	97.016	生產中成藥
廣州陳李濟藥廠	9,400	9,400	100	生產中成藥
廣州奇星藥廠	8,242	8,242	100	生產中成藥
廣州敬修堂(藥業)股份有限公司	8,623	7,623	88.4	生產中成藥
廣州潘高壽藥業股份有限公司	6,544	5,744	87.78	生產中成藥
廣州羊城藥業股份有限公司	10,638	9,838	92.48	生產中成藥
廣州醫藥有限公司	22,200	21,533	96.9941	銷售西藥及醫療器械
廣州市藥材公司	6,970	6,970	100	銷售中成藥及中藥材
廣州市醫藥進出口公司	1,500	1,500	100	藥品進出口

(2) 本集團持有子公司股權超過50%而沒有將其納入合併範圍的情況包括：

本集團持有廣州市醫藥商品展銷商場的80%的股權。由於該子公司的資產總額、銷售收入及淨利潤中本集團所擁有的數額，佔本集團資產總額、銷售收入額及淨利潤額的比率在10%以下，並且本年度已進入清算階段，本公司根據重要性原則，沒有將該子公司納入合併範圍；

本集團持有廣東星華保健飲料有限公司53%的股權。由於根據有關合同、章程，本集團對廣東星華保健飲料有限公司的生產經營不具有實質控制權，因此沒有將該子公司納入合併範圍。

18. 收入確認原則

本集團於產品或商品已經發出，產品或商品所有權上的主要風險及報酬已轉移給購貨方，本集團不再擁有對該產品或商品的繼續管理權及實際控制權，相關收入已收到或取得索取價款的憑據，並且相關成本能夠可靠計量時，確認銷售收入實現。

本集團於勞務已經提供，並收到價款或取得索取價款的憑據時確認營業收入實現。

19. 所得稅的會計處理方法

本集團的所得稅採用應付稅款法核算。

20. 合併會計報表編製方法

本集團的合併會計報表是按照財政部〔1995〕11號文《合併會計報表暫行規定》以及財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》，將所控制的所有重要子公司納入合併會計報表的合併範圍，在匯總本公司及所有納入合併範圍的子公司個別會計報表的基礎上，對本公司與子公司以及子公司之間的經濟業務進行充分抵銷後編製而成。

三、稅項及附加

本集團的應納稅項情況如下：

1. 流轉稅及附加

(1) 流轉稅

應稅項目	**稅種**	**稅率**
產品銷售收入	增值稅	17%
材料轉讓收入	增值稅	17%
租金收入	營業稅	5%
資金佔用費收入	營業稅	5%
酒類產品銷售收入	消費稅	10%

(2) 城市維護建設稅

按流轉稅稅額的7%計算和繳納。本集團屬下的外商投資企業按規定免繳城市維護建設稅。

(3) 教育費附加

按流轉稅稅額的3%計算和繳納。本集團屬下的外商投資企業按規定免繳教育費附加。

2. 企業所得稅

本集團按照《中華人民共和國企業所得稅暫行條例》的規定繳納企業所得稅，稅率為33%。

根據《中華人民共和國外商投資企業和外國企業所得稅法》的規定，本公司屬下的廣州奇星藥業有限公司的企業所得稅率為24%，地方所得稅稅率為3%。

13. 固定資產及累計折舊

本集團將使用期限在1年以上，單位價值在人民幣2,000元以上的房屋及建築物、運輸工具、設備、器具等資產作為固定資產。固定資產按實際成本計價，預留1%至5%(屬下的外商投資企業按10%)的殘值，按以下折舊率採用直線法提取折舊：

固定資產類別	折舊年限	年折舊率
房屋及建築物	15至50年	1.80%至6.60%
機器設備	4至18年	5.%至24.75%
運輸設備	5至10年	9%至19.80%
電器設備	5至10年	9%至19.80%
辦公設備	4至8年	11.25%至24.75%
其他設備	4至15年	6%至24.75%

已計提減值準備的固定資產在計提折舊時，按照該項固定資產的賬面價值(即固定資產原價減去累計折舊和已計提的減值準備)，以及尚可使用年限重新計算確定折舊率和折舊額；如果已計提減值準備的固定資產價值又得以恢復，該項固定資產的折舊率和折舊額的確定方法，按照固定資產價值恢復後的賬面價值，以及尚可使用年限重新計算確定折舊率和折舊額。

本集團對於市價持續下跌，或因技術陳舊、毀損、長期閒置或其他經濟原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面淨值的差額計提固定資產減值準備。

14. 在建工程核算方法

(1) 本集團的在建工程按實際發生的支出確定其工程成本，在達到預定可使用狀態時結轉為固定資產。

(2) 本集團對於發生長期停建且在可預見的將來不會重新開工，或在性能上、技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性，或其他足以證明已經發生減值情況的在建工程，按預計可收回金額低於賬面價值的差額計提在建工程減值準備。

15. 無形資產及其攤銷

本集團的無形資產主要是土地使用權及專有技術，按取得資產的實際成本計價，自取得當月起在預計使用年限內分期平均攤銷。

本集團的無形資產在期末時按照賬面價值與預計可收回金額孰低計量，對可收回金額低於賬面價值的差額計提無形資產減值準備。

16. 長期待攤費用

本集團的長期待攤費用按實際發生的支出入賬，按預計受益期平均攤銷。

本集團的開辦費於發生時在長期待攤費用中歸集，在開始生產經營當月一次計入損益。

17. 借款費用的會計處理方法

本集團把與生產經營有關的借款費用計入當期財務費用。

與購建固定資產等長期資產相關的借款費用，於工程完工交付使用前予以資本化，於工程交付使用時結轉相關資產。

借款費用的資本化金額按期末購建固定資產等長期資產的加權平均累計支出與資本化率的乘積確定。

9. 短期投資核算方法

(1) 本集團的短期投資按實際支付的價款扣除已宣告發放但未領取的現金股利或利息入賬。短期投資的現金股利或利息於實際收到時，沖減投資的賬面價值。短期投資處置時按收到的處置收入與賬面價值的差額確認為當期投資收益。

(2) 本集團的短期投資按成本與市價孰低計量，對期末市價低於成本的部分計提短期投資跌價準備。

10. 長期股權投資核算方法

本集團的長期股權投資按實際成本計價。

對於投資額佔被投資企業有表決權資本總額20%以下(不含20%)，或雖佔20%或以上但不具有重大影響的，採用成本法核算；對於投資額佔被投資企業有表決權資本總額20%或20%以上，或雖不足20%但具有重大影響的，採用權益法核算；對於投資額佔被投資企業有表決權資本總額超過50%，或雖不超過50%但具有實質控制權的，採用權益法核算，合併會計報表。

採用權益法核算的投資項目，於期末按分享或分擔的被投資單位實現的淨利潤或發生的淨虧損的份額確認投資收益或投資損失；採用成本法核算的投資項目，在被投資單位宣告發放股利時確認投資收益。

股權投資差額分期平均攤銷，投資合同規定了投資期限的，按投資期限攤銷；投資合同沒有規定投資期限的，借方差額按不超過10年的期限攤銷，貸方差額按不低於10年的期限攤銷。

11. 長期債權投資核算方法

本集團的長期債權投資按實際成本計價，採用成本法核算投資收益。

債券投資的溢價或折價在債券存續期間內於確定相關債券利息收入時採用直線法攤銷。

12. 長期投資減值準備

經董事會批准，本集團對由於市價持續下跌或被投資單位經營狀況惡化等原因導致長期投資項目的可收回金額低於賬面價值，並且這種價值的降低在可預見的未來期間內不可能恢復，按預計可收回金額低於長期投資賬面價值的差額提取長期投資減值準備。

7. 壞賬損失的核算方法

本集團採用備抵法對壞賬損失進行核算。實際發生壞賬時，沖銷壞賬準備。

壞賬的確認標準是：債務人破產或死亡，以其破產財產或遺產清償後仍無法收回的賬款；債務人逾期3年以上未履行其償債義務，且有明顯跡象表明無法收回，並經董事會批准確認為壞賬的賬款。

本集團根據董事會批准的壞賬準備計提標準，按賬齡分析法計提壞賬準備。另外，本集團根據債務單位的財務狀況、償債能力等情況，針對個別回收風險大的賬款單獨提取壞賬準備。

按賬齡分析法計提壞賬準備的具體方法如下：

應收款項賬齡	提取比例
1年以內	1%
1年至2年	10%
2年至3年	30%
3年至4年	50%
4年至5年	80%
5年以上	100%

上述應收款項包括應收賬款及其他應收款。其他應收款按扣除關聯公司欠款、未報銷的業務支出及其他不涉及資金回收的掛賬後的餘額計提壞賬準備。

8. 存貨核算方法

本集團的存貨包括產成品、庫存商品、在產品以及各類原材料、在途材料、低值易耗品、包裝物等。

本集團採用永續盤存制及實際成本對存貨進行核算。

納入合併會計報表範圍的子公司有工業企業和商品流通企業，存貨計價原則分別如下：

(1) 工業企業：

對於原材料及產成品，採用計劃成本核算的企業，日常收入、發出存貨均按計劃成本記賬，月度終了，按照發出存貨的計劃成本，根據成本差異率計算應負擔的成本差異，將當月發出存貨調整為實際成本；採用實際成本核算的企業，發出存貨成本按加權平均法或先進先出法計算。

低值易耗品及包裝物按實際成本記賬，於領用時一次攤銷。

(2) 商業：

批發企業採用實際成本核算，發出商品成本採用先進先出法核算。

零售企業採用售價法核算，月終按差價率分攤當月已銷商品應負擔的進銷價差。

本集團於期末對存貨進行清查，如由於存貨毀損、全部或部分陳舊過時或銷售價格低於成本等原因造成存貨成本高於可變現淨值，按預計可變現淨值低於存貨成本部分計提存貨跌價準備。

會計報表附註

一、 公司的基本情況

廣州藥業股份有限公司(以下簡稱本公司)是經國家經濟體制改革委員會以體改生[1997]139號文批准，由廣州醫藥集團有限公司(以下簡稱廣藥集團)獨家發起，將其屬下的8家中藥製造企業及3家醫藥貿易企業重組後，以其與生產經營性資產有關的國有資產權益投入，以發起方式設立的股份有限公司。本公司於一九九七年九月一日領取企業法人營業執照，註冊號為4401011101830。

經國家經濟體制改革委員會以體改生[1997]145號文和國務院證券委員會以證委發[1997]56號文批准，本公司於一九九七年十月上市發行了21,990萬股香港上市外資股(H股)股票。二零零一年一月十日，經中國證券監督管理委員會批准，本公司發行了7,800萬股人民幣普通股(A股)股票。本公司的股本總額為人民幣810,900,000元，其中國家股為人民幣513,000,000元，佔股本總額的63.26%，社會公眾股為人民幣297,900,000元，佔股本總額的36.74%。

本公司及納入合併會計報表範圍的子公司(以下簡稱本集團)主要從事資產經營、投資、開發、資金融通，並從事中成藥的開發、生產，生物製品、保健藥品、保健飲料的生產，以及從事中藥、西藥及醫療器械的批發、零售和進出口等業務。
目前本集團的架構主要包括7家中成藥製造企業、1家化學原料藥製造企業、2家醫藥研發企業和3家醫藥貿易企業。

二、 主要會計政策、會計估計及合併報表編製方法

1. 會計制度

本集團執行《企業會計準則》和《企業會計制度》。

2. 會計年度

本集團採用西曆年為會計年度，即自西曆每年一月一日起至十二月三十一日止。

3. 記賬本位幣

本集團採用人民幣為記賬本位幣。

4. 記賬基礎和計價原則

本集團的會計核算以權責發生制為基礎，資產的計價遵循歷史成本原則。

5. 外幣業務的折算

本集團發生外幣業務時，按業務發生當日的市場匯價將外幣金額折合為人民幣金額記賬。年度終了，將各種外幣賬戶的外幣年末餘額，按照年末市場匯價折合為人民幣金額，其與原賬面人民幣金額之間的差額計入財務費用。

6. 現金等價物的確定標準

本集團在編製現金流量表時將持有的期限短、流動性強、易於轉換為已知金額的現金、價值變動風險小的投資作為現金等價物。

資產減值準備明細表

2003年1至6月

附表九

編製單位：廣州藥業股份有限公司

貨幣單位：人民幣元

項目	年初餘額	本期增加數	本期減少數			期末餘額
			因資產價值回升轉回數	其他原因轉出數	合計	
一、壞賬準備合計	45,769,189.55	8,982,278.32	88,062.24	112,796.00	200,858.24	54,550,609.63
其中：應收賬款	38,791,512.37	8,980,716.72	88,062.24	53,563.70	141,625.94	47,630,603.15
其他應收款	6,977,677.18	1,561.60	-	59,232.30	59,232.30	6,920,006.48
二、短期投資跌價準備合計	2,395,536.76	-	1,237,858.68	-	1,237,858.68	1,157,678.08
其中：股票投資	920,003.76	-	566,156.16	-	566,156.16	353,847.60
債券投資	1,475,533.00	-	671,702.52	-	671,702.52	803,830.48
三、存貨跌價準備合計	689,096.81	-	-	30,576.91	30,576.91	658,519.90
其中：庫存商品	390,344.03	-	-	30,576.91	30,576.91	359,767.12
原材料	298,752.78	-	-	-	-	298,752.78
四、長期投資減值準備合計	32,555,294.68	-	-	151,890.13	151,890.13	32,403,404.55
其中：長期股權投資	32,555,294.68	-	-	151,890.13	151,890.13	32,403,404.55
長期債權投資	-	-	-	-	-	-
五、固定資產減值準備合計	29,564,343.45	-	-	4,001,106.64	4,001,106.64	25,563,236.81
其中：房屋、建築物	19,109,793.34	-	-	2,706,000.83	2,706,000.83	16,403,792.51
機器設備	10,044,172.53	-	-	1,241,832.99	1,241,832.99	8,802,339.54
六、無形資產減值準備	966,151.46	-	-			966,151.46
其中：專利權	-	-	-	-	-	-
商標權	-	-	-	-	-	-
七、在建工程減值準備	-	-	-	-	-	-
八、委託貸款減值準備	-	-	-	-	-	-
九、總計	111,939,612.71	8,982,278.32	1.325,920.92	4,296,369.68	5,622,290.60	115,299,600.43

補充資料

項目		2003年1至6月	2003年1至6月
1.	**將淨利潤調節為經營活動的現金流量：**		
	淨利潤	98,098,576.58	101,016,067.10
	加：計提的資產減值準備	-	
	固定資產折舊	1,474,981.86	1,205,330.60
	無形資產攤銷	-	
	長期待攤費用攤銷	413,065.68	413,065.68
	待攤費用減少(減：增加)	-	
	預提費用增加(減：減少)	(1,941,813.00)	(2,300,000.00)
	處置固定資產、無形資產和其他長期資產的損失(減：收益)	-	
	固定資產報廢損失	-	-
	財務費用	-	5,669.20
	投資損失(減：收益)	(105,670,008.14)	(109,066,856.54)
	遞延税款貸項(減：借項)	-	
	存貨的減少(減：增加)	-	-
	經營性應收項目的減少(減：增加)	1,255,349.78	
	經營性應付項目的增加(減：減少)	1,942,040.93	(1,347,777.71)
	其他	-	-
	經營活動產生的現金流量淨額	(4,427,806.31)	(10,074,501.67)
2.	**不涉及現金收支的投資和籌資活動：**		
	債務轉為資本		
	一年內到期的可轉換公司債券		
	融資租入固定資產		
3.	**現金及現金等價物淨增加情況：**		
	現金的期末餘額	220,081,921.15	265,145,554.65
	減：現金的期初餘額	204,624,119.72	333,582,586.83
	加：現金等價物的期末餘額	-	-
	減：現金等價物的期初餘額	-	-
	現金及現金等價物淨增加額	15,457,801.43	(68,437,032.18)

現金流量表

2003年月1至6月

附表八

編製單位：廣州藥業股份有限公司

貨幣單位：人民幣元

項目		2003年1至6月	2002年1至6月
一、	**經營活動產生的現金流量**		
	銷售商品、提供勞務收到的現金	-	-
	收到的稅費返還	-	-
	收到的其他與經營活動有關的現金	2,652,555.38	2,623,217.88
	現金流入小計	2,652,555.38	2,623,217.88
	購買商品、接受勞務支付的現金	-	-
	支付給職工以及為職工支付的現金	3,987,199.00	5,582,045.70
	支付的各項稅費	237,959.57	1,084,991.62
	支付的其他與經營活動有關的現金	2,855,203.12	6,030,682.23
	現金流出小計	7,080,361.69	12,697,719.55
	經營活動產生的現金流量淨額	(4,427,806.31)	(10,074,501.67)
二、	**投資活動產生的現金流量**		
	收回投資所收到的現金	20,000,000.00	-
	取得投資收益所收到的現金	99,155,060.26	75,372,458.92
	處置固定資產、無形資產和其他長期資產收回的現金淨額	-	-
	收到的其他與投資活動有關的現金	75,000,000.00	10,198,176.50
	現金流入小計	194,155,060.26	85,570,635.42
	購建固定資產、無形資產和其他長期資產所支付的現金	660,839.22	725,164.00
	投資所支付的現金	9,675,000.00	83,850,000.00
	支付的其他與投資活動有關的現金	116,173,275.92	10,704,001.88
	現金流出小計	126,509,115.14	95,279,165.88
	投資活動產生的現金流量淨額	67,645,945.12	(9,708,530.46)
三、	**籌資活動產生的現金流量**		
	吸收投資所收到的現金	-	
	借款所收到的現金	-	-
	收到的其他與籌資活動有關的現金	-	-
	現金流入小計	-	-
	償還債務所支付的現金	-	
	分配股利、利潤或償付利息所支付的現金	47,760,337.38	48,654,000.05
	支付的其他與籌資活動有關的現金	-	
	現金流出小計	47,760,337.38	48,654,000.05
	籌資活動產生的現金流量淨額	(47,760,337.38)	(48,654,000.05)
四、	**匯率變動對現金的影響額**		
五、	**現金及現金等價物淨增加額**	15,457,801.43	(68,437,032.18)

利潤分配表

2003年1至6月

附表七

編製單位：廣州藥業股份有限公司

貨幣單位：人民幣元

項目	本期累計數	上年同期累計數
一、 淨利潤	98,098,576.58	101,016,067.10
加：年初未分配利潤	234,060,439.79	151,227,348.71
加：其他轉入	-	-
二、 可供分配的利潤	332,159,016.37	252,243,415.81
減：提取法定盈餘公積	-	-
減：提取法定公益金	-	-
減：提取職工獎勵及福利基金	-	-
減：提取儲備基金	-	-
減：提取企業發展基金	-	-
減：利潤歸還投資	-	-
三、 可供股東分配的利潤	332,159,016.37	252,243,415.81
減：應付優先股股利	-	-
減：提取任意盈餘公積	-	-
減：應付普通股股利	-	-
減：轉作股本的普通股股利	-	-
四、 未分配利潤	332,159,016.37	252,243,415.81

利潤表

2003年1至6月

附表六

編製單位：廣州藥業股份有限公司　　貨幣單位：人民幣元

項目		附註	本期累計數	上年同期累計數
一、	**主營業務收入**		-	-
	減：主營業務成本		-	-
	減：主營業務稅金及附加		-	-
二、	**主營業務利潤**		-	-
	加：其他業務利潤		(101,095.92)	-
	減：營業費用		-	-
	減：管理費用		9,496,481.49	10,403,830.43
	減：財務費用		(2,037,278.47)	(3,217,632.01)
三、	**營業利潤**		(7,560,298.94)	(7,186,198.42)
	加：投資收益	七-3	105,670,008.14	109,066,856.54
	加：補貼收入		-	-
	加：營業外收入		-	-
	減：營業外支出		11,132.62	-
四、	**利潤總額**		98,098,576.58	101,880,658.12
	減：所得稅		-	864,591.02
五、	**淨利潤**		98,098,576.58	101,016,067.10

資產負債表(續)

負債及所有者權益(或股東權益)	附註	期末數	年初數
流動負債：			
短期借款		-	-
應付票據		-	-
應付賬款		-	-
預收賬款		-	-
應付工資		2,629,148.66	2,629,148.66
應付福利費		2,819,254.83	2,568,305.87
應付股利		9,935.83	48,676,917.14
應交税金		961,609.68	408,494.06
其他應交款		-	9,880.96
其他應付款		34,433,036.78	11,947,614.68
預提費用		1,308,187.00	3,250,000.00
預計負債		-	-
一年內到期的長期負債		-	-
其他流動負債		-	-
流動負債合計		42,161,172.78	69,490,361.37
長期負債：			
長期借款		-	-
應付債券		-	-
長期應付款		-	-
專項應付款		-	-
其他長期負債		-	-
長期負債合計		-	-
遞延税款：			
遞延税款貸項			
負債合計		42,161,172.78	69,490,361.37
所有者權益(或股東權益)：			
實收資本(或股本)		810,900,000.00	810,900,000.00
減：已歸還投資		-	-
實收資本(或股本)淨額		810,900,000.00	810,900,000.00
資本公積		1,117,838,541.74	1,114,220,189.56
盈餘公積		124,276,436.70	124,276,436.70
其中：法定公益金		52,000,975.21	52,000,975.21
未分配利潤		332,159,016.37	234,060,439.79
所有者權益(或股東權益)合計		2,385,173,994.81	2,283,457,066.05
負債及所有者權益(或股東權益)總計		2,427,335,167.59	2,352,947,427.42

資產負債表

2003年6月30日

附表五

編製單位：廣州藥業股份有限公司

貨幣單位：人民幣元

資產	附註	期末數	年初數
流動資產：			
貨幣資金		220,081,921.15	204,624,119.72
短期投資		50,464,244.58	61,194,385.90
應收票據		-	-
應收股利		11,992,165.00	5,106,895.00
應收利息		-	-
應收賬款		-	-
其他應收款	七-1	345,609,122.43	285,792,292.21
預付賬款		-	-
應收補貼款		-	-
存貨		-	-
待攤費用		-	-
一年內到期的長期債權投資		-	-
其他流動資產		-	-
流動資產合計		628,147,453.16	556,717,692.83
長期投資：			
長期股權投資	七-2	1,775,785,238.93	1,772,278,585.65
長期債權投資		-	-
長期投資合計		1,775,785,238.93	1,772,278,585.65
固定資產：			
固定資產原價		37,075,137.03	31,605,410.76
減：累計折舊		8,754,354.01	7,279,372.15
固定資產淨值		28,320,783.02	24,326,038.61
減：固定資產減值準備		7,109,752.25	7,109,752.25
固定資產淨額		21,211,030.77	17,216,286.36
工程物資		-	-
在建工程		-	4,330,352.17
固定資產清理		-	-
固定資產合計		21,211,030.77	21,546,638.53
無形資產及其他資產：			
無形資產		-	-
長期待攤費用		2,191,444.73	2,404,510.41
其他長期資產		-	-
無形資產及其他資產合計		2,191,444.73	2,404,510.41
遞延税款：			
遞延税款借項			
資產總額		2,427,335,167.59	2,352,947,427.42

補充資料

項目	2003年1至6月	2002年1至6月
1. 將淨利潤調節為經營活動的現金流量：		
淨利潤	93,613,387.19	106,973,391.95
少數股東損益	8,428,457.45	8,627,611.60
加：計提的資產減值準備	8,982,278.32	13,206,602.38
固定資產折舊	39,234,221.87	39,524,883.05
無形資產攤銷	1,999,507.00	2,179,600.31
長期待攤費用攤銷	9,106,573.93	7,077,137.65
待攤費用減少(減：增加)	(5,875,102.73)	(7,065,663.50)
預提費用增加(減：減少)	10,310,462.41	8,400,881.10
處置固定資產、無形資產和其他長期資產的損失 (減：收益)	387,123.45	206,585.44
固定資產報廢損失	2,757,934.82	1,244,327.84
財務費用	18,675,929.35	13,951,785.08
投資損失 (減：收益)	123,373.71	538,721.44
遞延稅款貸項 (減：借項)	-	-
存貨的減少 (減：增加)	(13,687,513.08)	167,881,488.24
經營性應收項目的減少 (減：增加)	(318,110,273.74)	(278,653,799.62)
經營性應付項目的增加 (減：減少)	161,608,129.98	23,077,007.98
其他	285,542.73	-
經營活動產生的現金流量淨額	17,840,032.66	107,170,560.94
2. 不涉及現金收支的投資和籌資活動：		
債務轉為資本		
一年內到期的可轉換公司債券		
融資租入固定資產		
3. 現金及現金等價物淨增加情況：		
現金的期末餘額	892,142,916.49	865,150,772.53
減：現金的期初餘額	1,019,903,178.95	867,407,649.48
加：現金等價物的期末餘額	-	-
減：現金等價物的期初餘額	-	-
現金及現金等價物淨增加額	(127,760,262.46)	(2,256,876.95)

合併現金流量表

2003年1至6月

附表四

編製單位：廣州藥業股份有限公司　　　　貨幣單位：人民幣元

項目	附註	2003年1至6月	2002年1至6月
一、 經營活動產生的現金流量			
銷售商品、提供勞務收到的現金		3,890,239,781.74	3,249,793,971.20
收到的稅費返還		2,182,901.06	2,571,762.82
收到的其他與經營活動有關的現金	六-40	14,351,435.07	104,314,987.32
現金流入小計		3,906,774,117.87	3,356,680,721.34
購買商品、接受勞務支付的現金		3,085,124,866.38	2,508,228,304.03
支付給職工以及為職工支付的現金		231,385,890.28	208,518,373.69
支付的各項稅費		254,807,641.35	239,851,300.49
支付的其他與經營活動有關的現金	六－41	317,615,687.20	292,912,182.19
現金流出小計		3,888,934,085.21	3,249,510,160.40
經營活動產生的現金流量淨額		17,840,032.66	107,170,560.94
二、 投資活動產生的現金流量			
收回投資所收到的現金		20,000,000.00	1,003,240.64
取得投資收益所收到的現金		3,576,842.03	2,126,573.69
處置固定資產、無形資產和其他長期資產收回的現金淨額		11,351,260.33	2,484,705.40
收到的其他與投資活動有關的現金		3,022,039.32	11,080,634.03
現金流入小計		37,950,141.68	16,695,153.76
購建固定資產、無形資產和其他長期資產所支付的現金		127,412,579.73	75,352,038.62
投資所支付的現金		9,675,000.00	79,103,140.00
支付的其他與投資活動有關的現金		6,763,004.20	2,710,816.64
現金流出小計		143,850,583.93	157,165,995.26
投資活動產生的現金流量淨額		(105,900,442.25)	(140,470,841.50)
三、 籌資活動產生的現金流量			
吸收投資所收到的現金		—	—
子公司吸收少數股東權益性投資所收到的現金		7,650,000.00	—
借款所收到的現金		351,750,000.00	269,940,000.00
收到的其他與籌資活動有關的現金		1,521,104.65	1,177,095.95
現金流入小計		360,921,104.65	271,117,095.95
償還債務所支付的現金		329,050,000.00	172,619,927.31
分配股利、利潤或償付利息所支付的現金		66,216,758.60	62,039,182.33
子公司支付少數股東股利所支付的現金		5,354,198.92	3,511,469.89
支付的其他與籌資活動有關的現金		—	1,903,112.81
現金流出小計		400,620,957.52	240,073,692.34
籌資活動產生的現金流量淨額		(39,699,852.87)	31,043,403.61
四、匯率變動對現金的影響額		—	—
五、現金及現金等價物淨增加額		(127,760,262.46)	(2,256,876.95)

合併利潤分配表

2003年1至6月

附表三

貨幣單位：人民幣元

編製單位：廣州藥業股份有限公司

項目	本期累計數	上年同期累計數
一、 淨利潤	93,613,387.19	106,973,391.95
加：年初未分配利潤	25,264,608.87	531,953.81
加：其他轉入	-	-
二、 可供分配的利潤	118,877,996.06	107,505,345.76
減：提取法定盈餘公積	-	-
減：提取法定公益金	-	-
減：提取職工獎勵及福利基金	-	-
減：提取儲備基金	-	-
減：提取企業發展基金	-	-
減：利潤歸還投資	-	-
三、 可供股東分配的利潤	118,877,996.06	107,505,345.76
減：應付優先股股利	-	-
減：提取任意盈餘公積	-	-
減：應付普通股股利	-	-
減：轉作股本的普通股股利	-	-
四、 未分配利潤	118,877,996.06	107,505,345.76

合併利潤表

2003年1至6月

編製單位：廣州藥業股份有限公司

附表二之一

貨幣單位：人民幣元

	附註	本期累計數	上年同期累計數
一、主營業務收入	六-31	3,577,432,478.96	3,000,882,903.37
減：主營業務成本	六-32	2,860,794,147.40	2,316,922,017.95
減：主營業務税金及附加	六-33	12,620,768.40	13,583,266.17
二、主營業務利潤		704,017,563.16	670,377,619.25
加：其他業務利潤	六-34	19,447,910.34	17,414,773.88
減：營業費用		249,893,026.21	224,639,697.95
減：管理費用		292,237,293.34	258,225,811.36
減：財務費用	六-35	9,745,954.57	7,534,799.14
三、營業利潤		171,589,199.38	197,392,084.68
加：投資收益	六-36	(123,373.71)	(538,721.44)
加：補貼收入	六-37	180,927.28	69,318.00
加：營業外收入	六-38	664,644.53	1,050,767.09
減：營業外支出	六-39	9,512,472.20	13,228,312.14
四、利潤總額		162,798,925.28	184,745,136.19
減：所得税		60,757,080.64	69,144,132.64
減：少數股東損益		8,428,457.45	8,627,611.60
五、淨利潤		93,613,387.19	106,973,391.95

附表二之二

貨幣單位：人民幣元

合併利潤表附表

報告期利潤	2003年1至6月 淨資產收益率% 全面攤薄	加權平均	每股收益(元) 全面攤薄	加權平均	2002年1至6月 淨資產收益率% 全面攤薄	加權平均	每股收益(元) 全面攤薄	加權平均
主營業務利潤	29.53%	30.17%	0.87	0.87	29.34%	30.11%	0.83	0.83
營業利潤	7.20%	7.35%	0.21	0.21	8.64%	8.87%	0.24	0.24
淨利潤	3.93%	4.01%	0.12	0.12	4.68%	4.80%	0.13	0.13
扣除非經常性損益後的淨利潤	4.16%	4.25%	0.12	0.12	5.04%	5.17%	0.14	0.14

合併資產負債表(續)

資產	附註	期末數	年初數
遞延稅款：			
遞延稅款借項			
資產總額		4,460,610,581.03	4,173,194,491.19
負債及所有者權益(或股東權益)			
流動負債：			
短期借款	六-16	550,540,000.00	555,340,000.00
應付票據	六-17	86,209,300.02	78,178,584.40
應付賬款	六-18	724,234,582.09	580,755,642.12
預收賬款	六-19	45,965,829.35	46,266,805.26
應付工資		103,209,888.84	81,003,162.42
應付福利費		57,562,465.73	57,057,212.15
應付股利	六-20	620,649.20	49,124,722.36
應交稅金	六-21	37,383,884.41	48,773,628.89
其他應交款	六-22	4,606,573.96	3,954,085.03
其他應付款	六-23	136,336,249.99	124,069,695.90
預提費用	六-24	14,935,569.23	4,625,106.82
預計負債		-	-
一年內到期的長期負債		10,000,000.00	-
其他流動負債		-	-
流動負債合計		1,771,604,992.82	1,629,148,645.35
長期負債：			
長期借款	六-25	107,180,000.00	89,680,000.00
應付債券		-	-
長期應付款	六-26	3,594,871.48	3,619,897.61
專項應付款	六-27	20,283,330.13	22,893,288.18
其他長期負債		5,000,000.00	5,000,000.00
長期負債合計		136,058,201.61	121,193,185.79
遞延稅款：			
遞延稅款貸項			
負債合計		1,907,663,194.43	1,750,341,831.14
少數股東權益		168,786,968.56	135,923,981.38
所有者權益(或股東權益)：			
實收資本(或股本)	六-28	810,900,000.00	810,900,000.00
減：已歸還投資		-	-
實收資本(或股本)淨額		810,900,000.00	810,900,000.00
資本公積	六-29	1,117,952,576.82	1,114,334,224.64
盈餘公積	六-30	336,429,845.16	336,429,845.16
其中：法定公益金	六-30	109,728,912.38	109,728,912.38
未分配利潤		118,877,996.06	25,264,608.87
所有者權益(或股東權益)合計		2,384,160,418.04	2,286,928,678.67
負債及所有者權益(或股東權益)總計		4,460,610,581.03	4,173,194,491.19

按中國會計準則及制度編製的財務報告（未經審計）

合併資產負債表

2003年6月30日

附表一

編製單位：廣州藥業股份有限公司

貨幣單位：人民幣元

資產	附註	期末數	年初數
流動資產：			
貨幣資金	六-1	892,142,916.49	1,019,903,178.95
短期投資	六-2	50,464,244.58	61,194,385.90
應收票據	六-3	16,152,920.93	180,000.00
應收股利	六-4	2,359,954.92	5,474,684.92
應收利息		—	—
應收賬款	六-5	1,009,479,818.74	716,482,532.62
其他應收款	六-6	167,803,876.13	122,975,499.77
預付賬款	六-7	46,510,961.28	80,700,451.50
應收補貼款	六-8	10,042,998.97	10,064,712.63
存貨	六-9	862,206,587.39	848,519,074.31
待攤費用	六-10	87,602,721.92	81,727,619.19
一年內到期的長期債權投資		—	—
其他流動資產		—	—
流動資產合計		3,144,767,001.35	2,947,222,139.79
長期投資：			
長期股權投資	六-11	86,016,292.53	86,789,969.55
長期債權投資		—	—
長期投資合計		86,016,292.53	86,789,969.55
固定資產：			
固定資產原價	六-12	1,418,286,389.49	1,247,479,589.50
減：累計折舊	六-12	465,261,433.47	442,207,260.76
固定資產淨值	六-12	953,024,956.02	805,272,328.74
減：固定資產減值準備	六-12	25,563,236.81	29,564,343.45
固定資產淨額	六-12	927,461,719.21	775,707,985.29
工程物資		—	—
在建工程	六-13	163,474,986.15	236,616,437.79
固定資產清理		—	—
固定資產合計		1,090,936,705.36	1,012,324,423.08
無形資產及其他資產：			
無形資產	六-14	104,528,712.96	93,768,566.32
長期待攤費用	六-15	34,361,868.83	33,089,392.45
其他長期資產		—	—
無形資產及其他資產合計		138,890,581.79	126,857,958.77

14. 本報告期，本公司財務報告未經審計。

15. 報告期內，本公司、本公司董事會及董事沒有受中國證監會稽查、中國證監會行政處罰、通報批評、被其他行政管理部門處罰及證券交易所公開譴責的情況。

16. 報告期內，無其他對本公司產生重大影響的重要事項。

17. 已披露重要信息索引

事項名稱	報刊名稱及版面	日期	互聯網網站及檢索路徑
關於根據廣州市人民政府令17號《廣州市城鎮職工基本醫療保險試行辦法》的規定，並按香港普遍採納的會計原則，對本公司及其附屬公司退休員工(包括未來10年內將退休的員工)的醫療保險進行會計處理的議案	《上海證券報》第21版 《香港經濟日報》A44 《The Standard》第37版	二零零三年一月二十四日	www.sse.com.cn www.hkex.com
二零零二年年度報告、第二屆二十二次董事會會議決議暨二零零二年度股東周年大會通告、第二屆十二次監事會會議決議公告	《上海證券報》第8版 《香港經濟日報》A34—A35 《The Standard》N2—N8	二零零三年三月二十四日	www.sse.com.cn www.hkex.com
二零零三年第一季度報告	《上海證券報》第29版 《香港經濟日報》A33 《The Standard》N48	二零零三年四月二十八日	www.sse.com.cn www.hkex.com
關於非典疫情影響的公告	《上海證券報》第40版 《香港經濟日報》A31 《The Standard》C25	二零零三年五月十三日	www.sse.com.cn www.hkex.com
二零零二年度股東周年大會決議公告	《上海證券報》第12版 《香港經濟日報》A34 《The Standard》C31	二零零三年五月十九日	www.sse.com.cn www.hkex.com
二零零二年度分紅派息實施公告	《上海證券報》第8版	二零零三年五月二十六日	www.sse.com.cn
廣州藥業股份有限公司下屬企業關聯交易公告	《上海證券報》第5版 《香港經濟日報》A14 《The Standard》C24-25	二零零三年八月十二日	www.sse.com.cn www.hkex.com

七、財務報告(附後)

(一) 按中國會計準則及制度編製的會計報表載於第15頁至第27頁。

(二) 會計報表附註(按中國會計準則)

(三) 按香港會計實務準則第25號編製之簡明賬目載於第66頁至第77頁。

6. 重大關聯交易事項

廣州漢方現代中藥研究開發有限公司(以下簡稱「廣州漢方」)係本公司控股之子公司，本公司原持有廣州漢方的權益97.44%。二零零三年二月二十六日，廣州漢方召開董事會，決定以增資擴股的方式引入新股東。根據二零零三年二月二十八日廣州漢方《增資協議》，本公司之控股股東廣藥集團以經評估的實物資產人民幣2,563.43萬元增資；華東中藥工程集團有限公司以現金增資人民幣500萬元；廣州漢方的董事及高管人員劉菊妍、莫尚志、蔡杏春、趙向勇、葛發歡等5人共以現金增資人民幣265萬元。廣州漢方上述增資事項已經於二零零三年四月十七日完成工商變更登記手續。增資完成後，本公司直接及間接持有廣州漢方的權益58.49%。

根據上交所和港交所的有關規定，上述增資行為屬於關聯交易，本公司於二零零三年八月七日召開董事會對該關聯交易議案進行了審議，由獨立董事表決通過了上述增資決議。詳情請參見本公司二零零三年八月十二日刊登於《香港經濟日報》、《The Standard》、《上海證券報》的臨時公告。

報告期內，本公司無其他重大關聯交易。

一般日常關聯交易情況詳見按中國會計準則及制度編製的財務報告之會計報表附註。

7. 重大合同及其履行情況

(1) 報告期內，本公司未發生託管、承包其他公司資產或其他公司託管、承包、租賃本公司資產，而為本公司帶來本年度利潤總額10%以上利潤的事項。

(2) 報告期內，本公司無重大擔保事項。

(3) 報告期內，本公司無新的委託理財事項。

8. 本報告期內，本公司以及持股份5%以上(含5%)的股東沒有發出或以前期間發生但延續到報告期內的對公司經營成果、財務狀況可能發生重要影響的承諾。

9. 購買、出售及購回股份

本報告期內，本公司或其任何附屬公司概無購買、出售及購回或註銷本公司之上市股份。

10. 銀行貸款、透支及其借款

於二零零三年六月三十日，本集團之銀行借款、透支及其它借款情況載於第47頁、第49頁、第50頁及第74頁。截至二零零三年六月三十日，本集團的銀行長期貸款比年初增加1,750萬元、一年內到期的長期負債比年初增加1,000萬元、短期借款比年初減少480萬元。

11. 資產負債率

截至二零零三年六月三十日，本集團的資產負債率相對去年數字並無重大不利變動。

12. 最佳應用守則

於本報告期間內本公司已遵守港交所上市規則附錄十四所載之《最佳應用守則》規定。

13. 審核委員會已經與管理層審閱本集團採納的會計原則、會計準則及方法，並探討審計、內部監控及財務匯報事宜，包括審閱截至二零零三年六月三十日止六個月的未審計中期賬目。

3. 資本流動、財政資源及資本結構情況

於二零零三年六月三十日，本集團之長期借款為人民幣11,718萬元(其中1,000萬元一年內到期)，該借款為人民幣定息借款，其中2,000萬元將於二零零四年到期，2,768萬元將於二零零五年到期，另外5,950萬元於二零零六年到期。於二零零三年六月三十日，本集團的現金及現金等價物為人民幣89,214萬元，其中約89.40%及10.60%分別為人民幣及港幣。

4. 資本性開支

本集團預計二零零三年資本性開支約為人民幣2.91億元，上半年已開支1.36億元，本集團的資金完全能夠滿足資本性開支計劃和日常運營等所需資金。

5. 外匯風險

本集團大部分收入、支出、資產及負債均為人民幣或以人民幣結算，所以並無重大的外匯風險。

6. 或有負債

截止二零零三年六月三十日止，本集團並無重大或有負債。

7. 集團資產抵押詳情

於二零零三年六月三十日，本集團之部份銀行借款是以賬面淨值為人民幣9,726萬元的固定資產作抵押。

六、重要事項

1. 本公司治理情況。

本公司嚴格按照《公司法》、《證券法》、《上市公司治理準則》、《上交所股票上市規則》、《港交所上市規則》等相關法律法規，不斷完善公司法人治理結構建設、規範運作、公司治理結構完善，符合中國證監會、港交所及上交所有關文件的要求。

2. 本公司上年度利潤分配方案、公積金轉增股本方案或發行新股方案執行情況：

(1) 本公司於二零零三年五月十六日召開的公司二零零二年年度股東大會審議批准了《公司二零零二年度利潤分配及派息方案》，以二零零二年年末總股本810,900,000股為基數，向全體股東每10股派現金紅利0.60元(A股含稅)。

(2) 本公司於二零零三年五月二十六日在《上海證券報》上刊登了二零零二年度分紅派息公告，A股股權登記日為二零零三年五月二十九日，除息日為二零零三年五月三十日，現金紅利發放日為二零零三年六月六日。

(3) 報告期內，本公司無新股發行方案的實施情況。

3. 本報告期，本公司董事會建議不派發截至二零零三年六月三十日止六個月的股息，亦不進行公積金轉增股本。

4. 報告期內，本集團無重大訴訟、仲裁事項。

5. 報告期內，本公司無重大收購及出售資產(包括附屬公司及聯營公司)，吸收合併事項。

（五）公司財務狀況（按中國會計準則及制度計算）

1. 主要會計科目增減變動情況

單位：人民幣元

項目	2003年1至6月	2002年1至6月	變動額	增減(%)
主營業務收入	3,577,432,478.96	3,000,882,903.37	576,549,575.59	19.21
主營業務利潤	704,017,563.16	670,377,619.25	33,639,943.91	5.02
財務費用	9,745,954.57	7,534,799.14	2,211,155.43	29.35
所得税	60,757,080.64	69,144,132.64	(8,387,052.00)	(12.13)
淨利潤	93,613,387.19	106,973,391.95	(13,360,004.76)	(12.49)
現金及現金等價物淨增加額	(127,760,262.46)	(2,256,876.95)	(125,503,385.51)	(5,560.93)

項目	2003年6月30日	2002年12月31日	變動額	變動率(%)
總資產	4,460,610,581.03	4,173,194,491.19	287,416,089.84	6.89
應收賬款	1,009,479,818.74	716,482,532.62	292,997,286.12	40.89
其他應收款	167,803,876.13	122,975,499.77	44,828,376.36	36.45
存貨	862,206,587.39	848,519,074.31	13,687,513.08	1.61
長期投資	86,016,292.53	86,789,969.55	(773,677.02)	(0.89)
固定資產淨額	927,461,719.21	775,707,985.29	151,753,733.92	19.56
預提費用	14,935,569.23	4,625,106.82	10,310,462.41	222.92
其他應付款	136,336,249.99	124,069,695.90	12,266,554.09	9.89
應交税金	37,383,884.41	48,773,628.89	(11,389,744.48)	(23.35)
長期借款	107,180,000.00	89,680,000.00	17,500,000.00	19.51
股本	810,900,000.00	810,900,000.00	—	—
股東權益	2,384,160,418.04	2,286,928,678.67	97,231,739.37	4.25

2. 相同項目與年初（或報告期與上年同期）相比增減變動超過30%（含30%）的會計報表項目説明：

   1. 財務費用比去年同期數增加29.35%是由於本報告期的借款比去年同期增加，因而致使利息支出增加；
   2. 現金及現金等價物淨增加額比去年同期減少5,560.93%是由於本報告期經營活動所產生的現金淨流量減少及期內籌資比去年同期減少所致；
   3. 應收賬款比年初增加40.89%是由於本報告期主營業務的大幅增長及醫院藥品採購招標面進一步擴大，醫院貨款結算期延長，同時部份經銷商在「非典」期間拖欠貨款所致；
   4. 其他應收款比年初增加36.45%是由於本報告期增加了設備及工程預付款所致；
   5. 預提費用比年初增加了222.92%是由於本報告期末計提了部分廣告費、修理費和研發費所致。

（四）本公司投資情況

(1) 發行A股募集資金使用情況

截止報告末，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目全部一致。

（單位：人民幣萬元）

類別	項目名稱	募股計劃投入資金	報告期累計投入金額	工程進度
重點產品技術改造及新產品產業化				
小丸類	消渴丸技改	2,980	2,980	100%
	保濟丸	1,100	1,100	100%
	新產品胃熱清產業化	2,900	799	80%
	引進高速全自動小丸生產線技改	1,100	1,026	100%
	華佗再造丸技改	1,700	1,685	100%
	喉疾靈、補脾益腸小丸技改	2,910	1,505	60%
口服液	引進口服液生產線技改	2,950	1,371	60%
	新產品克感利咽口服液產業化	1,960	1,075	70%
沖劑類	虛汗停顆粒沖劑技改	1,200	1,135	100%
	引進高速全自動顆粒劑生產線技改	2,990	2,990	100%
	小兒速效感冒沖劑技改	2,300	2,300	100%
片劑類	新產品婦炎消泡騰片產業化	2,950	864	45%
	健脾理腸片、清熱暗瘡片技改	1,780	1,326	70%
	膏露車間技改	2,950	2,950	60%
	栓劑車間技改	1,200	1,200	100%
新技術基地				
中藥現代化提取分離純化技術產業化基地		2,990	1,603	40%
超臨界CO_2萃取技術產業化基地		2,990	—	—
商業類				
銷售網絡擴張項目				
增設健民連鎖店		8,930	6,291	65%
增設采芝林連鎖店		5,950	2,016	60%
物流中性技改		2,000	2,000	50%
商業ERP系統技改		2,000	1,084	50%
生物醫藥研究開發中心		8,000	4,593	50%
補充流動資金		5,000	7,969（註）	—
合計		70,830	49,862	—

註：本公司發行A股實際募集資金淨值為73,799萬元，超過預計募集資金部分（2,969萬元）均作為補充企業流動資金使用。

項目收益和未達到計劃進度專案的說明：

上述投資項目，已經全部完工的項目在報告期內共新增銷售收入達25,043萬元，實現毛利潤13,050萬元。

其中，引進口服液生產線技改項目因廠房改建而順延項目完成時間；銷售網絡建設項目因連鎖藥店市場競爭激烈，故建設步伐有所放緩；物流中心技改項目因廣州市道路改造而延遲，現施工工程已順利進行。

(2) 其他投資情況

經本公司二零零三年五月二十六日的投資管理委員會審議通過，本公司與廣東新綠生命科技有限公司共同發起成立廣州金申藥業有限公司，旨在開發和營銷保健食品和天然植物產品。廣州藥業投資67.5萬元，佔該公司45%的股權，為第一大股東，目前正在辦理有關手續。

報告期內，本集團繼續推進新產品的研發及重點產品的二次開發工作。報告期內已投產的新產品有4個；已完成研究正在申報批文的有3個產品；正在研究的有風濕平膠囊、泛昔洛韋軟膠囊等12個項目。其中，風濕平膠囊正在進行第三期臨床研究工作。

本集團致力於加快企業的技術改造步伐，報告期內，廣州環葉製藥有限公司的原料藥車間獲得國家GMP認證證書；廣州敬修堂的栓劑車間、提取車間、前處理車間、倉庫等新建工程，廣州奇星藥廠的丸劑車間和顆粒劑車間技改工程、廣州星群的全自動顆粒生產線和沖劑生產線等技改項目已完成並投入生產；廣州潘高壽膏露車間及口服液生產線技改項目、廣州羊城片劑和口服液生產車間、廣州星群新廠擴建工程和廣州中一藥業有限公司的新廠房建設工程等技改項目正在進行中。

報告期內，本集團已全面完成下屬七家製造企業ERP系統的實施並上線運行。目前，商業ERP系統和企業決策支援系統正在實施。

2. 醫藥貿易業務（包括批發、零售及進出口）

按中國會計準則及制度計算，貿易業務於二零零三年上半年錄得營業額約為2,606,923千元，比去年同期增長25.84%，利潤總額約為40,744千元，比去年同期增長1.68%；按香港普遍採納之會計原則計算，營業額約為2,606,923千元，比去年同期增長 25.84%。除稅前盈利約為39,836千元，比去年同期增長20.61%。

受國家藥品價格政策及醫院藥品招標採購等因素的影響。二零零三年上半年貿易業務的銷售毛利率同比下降0.87%。同時，期末應收賬款亦出現顯著增長，與年初值相比，期末應收賬款增長39.52%。

報告期內，貿易業務一是根據市場的變化及時調整銷售策略，做好急需「非典」藥品貨源的採購、調撥和市場拓展工作，特別是做好醫院和零售藥店的供應工作，確保了上半年銷售收入的顯著增長；二是積極發展新藥、特效藥和名牌產品的代理及經銷，保持獨家代理品種以及名牌系列產品的良好銷售勢頭；三是積極培育有潛力的銷售市場。報告期內，貿易業務在深圳市、汕頭市分別設立了分公司，同時重點開拓OTC藥物和省外銷售網絡，這對擴大企業的影響力和提高市場的競爭力起到了積極的作用；四是發揮「健民」和「采芝林」零售網路的品牌和優質服務優勢，努力做好終端市場的銷售工作。截至二零零三年六月三十日，本集團的醫藥零售網點共有267家，其中，主營中藥的「采芝林」藥業連鎖店162家，主營西藥的「健民」醫藥連鎖店105家；五是加快醫藥物流中心技改項目的建設工作，目前該項目的基建工程已基本完成，部分倉庫已投入使用。

報告期內，批發業務和零售業務的銷售收入，分別比去年同期增長24.98%和17.82%。

（二）報告期內，本公司無發生對淨利潤產生重大影響的其他經營業務活動。

（三）報告期內，本公司並無單個參股公司的投資收益對公司淨利潤影響達到10%以上（含10%）。

本集團製造業務(「製造業務」)及本集團貿易業務(「貿易業務」)的地區銷售情況

單位：人民幣千元

地區	製造業務 銷售額	佔製造業務銷售額比重%	貿易業務 銷售額	佔貿易業務銷售額比重%	合計 銷售額	佔總銷售額比重%
華南	612,793	63.14%	2,183,379	83.76%	2,796,172	78.16%
華東	126,080	12.99%	123,805	4.75%	249,885	6.99%
華北	85,119	8.77%	71,645	2.75%	156,764	4.38%
東北	54,835	5.65%	55,337	2.12%	110,172	3.08%
西南	46,995	4.84%	96,302	3.69%	143,297	4.01%
西北	29,406	3.03%	38,930	1.49%	68,336	1.91%
出口	15,281	1.57%	37,525	1.44%	52,806	1.48%
	970,509	100.00%	2,606,923	100.00%	3,577,432	100.00%

報告期內，廣東及國內一些地區發生非典型肺炎(「非典」)疫情，對國內的醫藥市場產生了一系列的影響：一是部分醫藥產品市場呈現急劇變化；二是部分地區醫院門診量顯著下降而導致醫院用藥下降；三是部分原藥材價格大幅度上升而導致製造業務毛利率下降。上述因素對本集團製造業務和貿易業務的業績產生一定的影響。

1. 中成藥製造業務

按中國會計準則及制度計算，製造業務於二零零三年上半年營業額約為970,509千元，比去年同期增長4.43%，利潤總額約為122,055千元，比去年同期減少15.63%；按香港普遍採納之會計原則計算，營業額約為970,509千元，比去年同期增長4.43%，除税前盈利約為121,898千元，比去年同期下降13.54%。

面對國內醫藥市場的急劇變化，製造業務一是及時把握機遇，積極應對市場的變化，做好抗「非典」藥物的生產和市場營銷工作，最大限度地滿足市場需求的增加；二是努力做好主要城市醫院、零售藥店和消費者等終端市場的技術推廣和宣傳工作，加強銷售客戶關係管理工作，儘量減少「非典」因素的負面影響；三是積極物色和培育有市場潛力的主要品種，加大市場拓展的投入，精心做好市場營銷策劃和推廣工作，努力培育新的經濟增長點。

二零零三年上半年銷售額顯著增長的重點產品有王老吉涼茶系列產品、虛汗停顆粒、夏桑菊、蜜煉川貝枇杷膏、清熱暗瘡片等，上述產品增幅分別達到33.62%、58.70%、22.55%、113.68%、40.71%。

受「非典」疫情等因素的影響，報告期內，本公司的糖尿病藥產品銷售額比去年同期下降18.43%；受原材料、包裝品價格變動等因素的影響，上半年製造業務的毛利率比上年同期下降1.28%。

製造業務主要品種的銷售情況

單位：人民幣萬元

產品類型	2003年1至6月銷售收入	毛利潤
清熱解毒藥	27,567	13,815
糖尿病藥	15,071	9,632
止咳化痰利肺藥	13,316	6,219
疏風活血藥	10,129	6,137
胃腸用藥	5,527	2,601

(2) 除上所述披露外，於二零零三年六月三十日本公司董事、監事及高級管理人員均無任何須根據證券期貨條例第352條登記在冊或根據港交所上市規則《上市公司董事進行證券交易的標準守則》通知本公司及港交所之任何本公司或相聯法團的股份、相關股份及債券之權益或淡倉。

2. 報告期內，未發生公司董事、監事及高級管理人員離任情況，也未發生新選公司董事、監事及高級管理人員的情況。

3. 在報告期內，本公司員工人數與員工薪酬政策沒有重大變動。

五、管理層討論與分析

(除特別註明外，本報告涉及的財務資料均節錄自本集團按中國會計準則及制度編製之賬項)

經營業務範圍：廣州藥業及附屬企業(「本集團」)主要從事(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

(一) 報告期內，本集團主要經營情況

按中國會計準則及制度計算，截至二零零三年六月三十日止六個月期間，本集團的營業額約為3,577,432千元，比去年同期增長19.21%；利潤總額約為162,799千元，比去年同期下降11.88%，淨利潤約為93,613千元，比去年同期下降12.49%。

按香港普遍採納之會計原則計算，截至二零零三年六月三十日止六個月期間，本集團營業額約為3,577,432千元，比去年同期增長19.21%；除稅前盈利約為161,734千元，比去年同期下降7.05%，股東應佔盈利約為91,102千元，比去年同期下降9.58%。

半年度各主要業務的營業額及毛利潤如下：
(按中國會計準則及制度和香港普遍採納之會計原則編製相同)

單位：人民幣千元

行業	營業收入淨額		營業成本		營業毛利	
	本期數	上年同期數	本期數	上年同期數	本期數	上年同期數
製造業	970,509	929,307	451,384	420,362	519,125	508,945
貿易業	2,606,923	2,071,576	2,409,410	1,896,560	197,513	175,016
其中：批發	2,315,062	1,852,312	2,169,597	1,720,821	145,465	131,491
零售	190,793	161,940	144,714	122,438	46,079	39,502
進出口	101,068	57,324	95,099	53,301	5,969	4,023
合計	3,577,432	3,000,883	2,860,794	2,316,922	716,638	683,961

四、董事、監事、高級管理人員及員工情況

1. 本公司董事、監事及高級管理人員持股情況

(1) 報告期內，本公司董事、監事及高級管理人員(A股)持股情況

姓名	職務	期初持股數	期末持股數	變動原因
蔡志祥	董事	—	14,700	見備註
李益民	董事	—	14,700	見備註
周躍進	董事	—	3,700	見備註
馮贊勝	董事	—	—	
朱幼麟	獨立董事	—	—	
張伯華	獨立董事	—	—	
劉錦湘	獨立董事	—	—	
吳　張	獨立董事	—	—	
黃卜仁	獨立董事	—	—	
陳燦英	監事會主席	—	9,800	見備註
譚思馬	監事	—	—	
羅繼東	監事	—	—	
何舒華	副總經理、董事會秘書	—	11,200	見備註
黎德成	副總經理	—	—	
高　昉	財務總監	—	—	

註： 根據二零零二年第一次臨時股東大會批准實施的長期激勵機制方案，在實現經營業績目標的前提下，本公司高級管理人員的部份激勵獎金用於購買本公司的人民幣普通股(A股)股票，並依法向上海證券交易所(「上交所」)申報及鎖定。

(2) 董事、監事及高級管理人員於股份、相關股份之權益及淡倉

(1) 二零零三年六月三十日當日，本公司根據證券期貨條例第352條而設置之登記冊所記錄或根據香港聯合交易所有限公司(「港交所」)證券上市規則(「港交所上市規則」)《上市公司董事進行證券交易的標準守則》向本公司及港交所發出之通知，除上述(1)段已作的披露外，本公司各董事、監事及高級管理人員在本公司及其相聯法團(按證券期貨條例第XV部之定義)之股份、相關股份及債券之權益及淡倉如下：

董事姓名	權益類別	公司	股份數目
蔡志祥	個人	本公司(A股)	14,700
	家族	廣州星群藥業股份有限公司[廣州星群]	1,900
	家族	廣州潘高壽藥業股份有限公司[廣州潘高壽]	1,670
	家族	廣州羊城藥業股份有限公司[廣州羊城]	1,960
	家族	廣州敬修堂藥業股份有限公司[廣州敬修堂]	2,240
	家族	廣州光華藥業股份有限公司[廣州光華]	1,670
	家族	廣州天心藥業股份有限公司[廣州天心]	1,670
	信託*	保聯拓展有限公司[保聯]	200,000
李益民	個人	本公司(A股)	14,700
	家族	廣州星群	1,900
	家族	廣州潘高壽	1,670
	家族	廣州羊城	1,960
	家族	廣州敬修堂	2,240
	家族	廣州天心	1,670
	家族	廣州光華	1,670
	信託*	保聯	200,000
周躍進	個人	本公司(A股)	3,700
	信託*	保聯	200,000

監事姓名	權益類別	公司	股份數目
陳燦英	個人	本公司(A股)	9,800
	個人	廣州羊城	22,150

高級管理人員姓名	權益類別	公司	股份數目
何舒華	個人	本公司(A股)	11,200
黎德成	個人	廣州敬修堂	3,820
	個人	廣州羊城	1,680

* 蔡志祥先生、李益民先生和周躍進先生僅以信託人身份持有上述保聯之股份

* 上述股份類別為職工股

(2) 持有本公司股份前十名股東情況一覽表：(截至二零零三年六月三十日)

股東名稱	**股份性質**	**持股數(股)**	**佔總股本比例(%)**
廣州醫藥集團有限公司	國家股	513,000,000	約63.26
香港中央結算(代理人)有限公司	H股	217,964,999	約26.88
渤海證券有限責任公司	A股	924,688	約0.11
HSBC NOMINEES(HONG KONG) LIMITED	H股	862,000	約0.11
招商銀行股份有限公司	A股	372,850	約0.06
WONG CHUNG KING	H股	308,000	約0.04
興和證券投資基金	A股	302,415	約0.04
鄧大凱	A股	305,746	約0.04
中國銀行—天同180指數證券投資基金	A股	158,501	約0.02
薛桃	A股	143,600	約0.02

註： 1. 本公司前十名股東中，廣州醫藥集團有限公司(「廣藥集團」)與其他流通股股東均無關聯關係，不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人，未知其他流通股股東之間是否存在關聯關係，也未知其他流通股股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人的情況。

報告期內，廣藥集團以其持有的部分本公司國家股用於廣州白雲山製藥股份有限公司債務重組，涉及股份15,260萬股，其中1,248萬股擬轉讓予中國華融資產管理公司廣州辦事處、2,200萬股擬轉讓予中國長城資產管理公司廣州辦事處，有關手續正在辦理中，其餘涉及的股份目前仍處於質押期中。

2. 根據香港中央結算(代理人)有限公司的通知，截至二零零三年六月三十日止，下列中央結算系統參與者在中央結算系統股票戶口內持有並超過本公司已發行H股股份總數的5%，該權益已於本公司根據香港法例第571章《證券及期貨條例》(「證券期貨條例」)第336條設置之登記冊存錄。

股東名稱	**持股數(股)**	**佔已發行H股股份總數比例(%)**
香港上海滙豐銀行有限公司	46,412,950	21.11
國泰君安證券(香港)有限公司	17,714,000	8.06
中國銀行(香港)有限公司	16,337,000	7.43
恒生銀行有限公司	11,186,000	5.09

除上述所披露外，就董事所知，並無任何其他人士或公司於二零零三年六月三十日當日須記錄在該登記冊內的權益或淡倉。

3. 按照中國會計準則及制度和香港普遍採納之會計原則編製二零零三年半年度之淨利潤及淨資產差異說明(單位：人民幣千元)

	2003年6月30日 (未經審計)	2002年12月31日 (已經審計，經重列)
按中國會計準則及制度編製及制度之淨資產	2,384,160	2,286,929
壞賬準備	(30,169)	(31,211)
資本化之遞延費用	63,794	69,017
固定資產重估價值的分別	133,795	134,783
多計提的研究開發費用	7,290	4,228
計提之過渡性醫療保險	(70,763)	(71,762)
計提之遞延稅款	33,459	34,885
由於股權沖淡而產生之負商譽	(3,618)	—
董事會宣告之股利	—	48,654
少數股東權益差異	(14,088)	(14,111)
按香港普遍採納之會計原則編製之淨資產	2,503,860	2,461,412

	2003年1至6月 (未經審計)	2002年1至6月 (未經審計，經重列)
按中國會計準則及制度編製之淨利潤	93,613	106,973
遞延費用之攤銷	(5,223)	(5,223)
固定資產重估增值部分所計提之折舊	(988)	(998)
沖銷多計提／(補計少計提)之研究開發費用	3,062	(4,860)
確認捐贈收入	—	227
以前年度已確認之過渡性醫療保險	999	—
(計提)／回轉之遞延稅款	(1,426)	4,379
本年回收之壞賬	1,042	—
少數股東權益的變動差異	23	248
按香港普遍採納之會計原則編製之淨利潤	91,102	100,756

三、股本變動及主要股東持股情況

1. 股本變動情況

報告期內，本公司股本結構沒有發生變動。

2. 主要股東持股情況

(1) 截至二零零三年六月三十日，持有本公司股票的股東總數為54,583戶。其中，發起人國家股代表1戶，境內上市人民幣普通股(A股)54,532戶，境外上市外資股(H股)50戶。

（二）主要財務數據和指標

1. 按中國會計準則及制度編製的主要會計數據和財務指標（人民幣元）

項目	本報告期末（未經審計）	上年度期末（已經審計）	本報告期末比年初數增減（%）
流動資產	3,144,767,001.35	2,947,222,139.79	6.70
流動負債	1,771,604,992.82	1,629,148,645.35	8.74
總資產	4,460,610,581.03	4,173,194,491.19	6.89
股東權益(不含少數股東權益)	2,384,160,418.04	2,286,928,678.67	4.25
每股淨資產	2.94	2.82	4.26
調整後的每股淨資產	2.86	2.70	5.93

項目	報告期(1至6月)(未經審計)	上年同期(未經審計)	本報告期比上年同期增減（%）
淨利潤	93,613,387.19	106,973,391.95	(12.49)
扣除非經常性損益後的淨利潤	99,241,692.35	115,085,904.07	(13.77)
每股收益(攤薄)	0.1154	0.1319	(12.51)
每股收益(加權)	0.1154	0.1319	(12.51)
淨資產收益率(攤薄)	3.93%	4.68%	(16.03)
淨資產收益率(加權)	4.01%	4.80%	(16.46)
經營活動產生的現金流量淨額	17,840,032.66	107,170,560.94	(83.35)

註： (1) 以上財務報表數據和指標均以合併報表數計算。

(2) 扣除非經常性損益涉及項目包括（單位：人民幣元）：

國債收益	178,518.10
營業外收入	664,644.53
營業外支出	9,512,472.20
補貼收入	180,927.28
所得稅影響	2,860,077.13

2. 按香港普遍採納之會計原則編製的主要會計數據及財務指標（單位：人民幣千元）

資產摘要

項目	2003年6月30日（未經審計）	2002年12月31日（已經審計，經重列）	本報告期末比年初數增減（%）
流動資產	3,112,454	2,912,941	6.85
流動負債	1,791,392	1,608,530	11.37
總資產	4,696,392	4,418,506	6.29
總負債（包含少數股東權益）	2,192,532	1,957,094	12.03
資產淨值	2,503,860	2,461,412	1.72
每股淨資產（元）	3.09	3.04	1.64

業績摘要

項目	2003年1至6月（未經審計）	2002年1至6月（未經審計，經重列）	本報告期比上年同期增減（%）
除稅前盈利	161,734	174,010	(7.05)
股東應佔溢利	91,102	100,756	(9.58)
每股盈利（元）	0.112	0.124	(9.68)

二、公司基本情況

(一) 公司基本情況簡介

1.	公司法定中文名稱：	廣州藥業股份有限公司
	中文名稱縮寫：	廣州藥業
	英文名稱：	Guangzhou Pharmaceutical Company Limited
	英文名稱縮寫：	GPC
2.	股票上市交易所名稱及編碼：	A股：上海證券交易所 代碼：600332　　股票簡稱：廣州藥業
		H股：香港聯合交易所有限公司 代碼：0874　　股票簡稱：廣州藥業
3.	公司註冊及辦公地址：	中國廣東省廣州市沙面北街45號
	郵政編碼：	510130
	電話：	(8620) 8121 8103
	傳真：	(8620) 8121 6408
	公司國際互聯網網址：	http://www.gzphar.com
	電子郵箱：	sec@gpc.com.cn
	在香港主要營業地點：	香港金鐘道89號力寶中心第2座20樓2005室
4.	公司法定代表人：	蔡志祥
5.	公司董事會秘書：	何舒華
	聯繫地址：	中國廣東省廣州市沙面北街45號
	電話：	(8620) 8121 8117
	傳真：	(8620) 8121 6408
	董事會秘書電子郵箱：	hesh@gpc.com.cn
6.	公司選定的信息披露報紙為：	中國《上海證券報》 香港《香港經濟日報》、《The Standard》(英文報)
	中國證監會指定登載公司半年度報告的國際互聯網網址：	http://www.sse.com.cn
	香港登載公司中期報告互聯網網址：	http://www.hkex.com.hk
	公司半年度報告備置地點：	中國廣東省廣州市沙面北街45號2樓 廣州藥業股份有限公司董事會秘書處
7.	其他有關資料：	
	公司首次登記日期：	1997年9月1日
	公司變更登記日期：	2001年1月17日
	公司登記地點：	中國廣東省廣州市沙面北街45號
	企業法人營業執照號：	4401011101830
	稅務登記號：	44010063320680X

目錄

一、	重要提示	1
二、	公司基本情況	2
三、	股本變動及主要股東持股情況	4
四、	董事、監事、高級管理人員及員工情況	6
五、	管理層討論與分析	7
六、	重要事項	12
七、	財務報告	
	根據中國會計準則及制度編製	15
	根據香港會計師公會頒佈之香港會計實務準則（「會計實務準則」）第25號「中期財務報告」編製	66
八、	備查文件目錄	78

一、重要提示

一、 廣州藥業股份有限公司（「廣州藥業」）或（「本公司」）董事會及全體董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

二、 本公司董事長蔡志祥先生、總經理周躍進先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證半年度報告中財務會計報告的真實、完整。

三、 本公司半年度財務會計報告未經審計。

四、 本報告分別以中、英文兩種語言編訂，除按香港會計實務準則第25號「中期財務報告」編製的簡明賬目，兩種文體若出現解釋上的歧義時，以中文本為準。

廣州藥業股份有限公司
董事會

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**


GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited



二零零二年中期業績報告

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangzhou Pharmaceutical Company Limited (the "Company"), you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

RECEIVED
2004 JUL 13 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONTINUING CONNECTED TRANSACTIONS

Financial adviser to the Company

CASH

Celestial Capital Limited

Independent financial adviser to the Independent Board Committee

VINCO

Grand Vinco Capital Limited

A letter from the independent board committee (the "Independent Board Committee") of the Company is set out on page 15 of this circular.

A letter from Grand Vinco Capital Limited containing its advice to the Independent Baord Committee is set out on pages 16 to 22 of this circular.

16 April 2004

Page

DEFINITIONS 1

LETTER FROM THE BOARD

1. Introduction 4
2. The Agreement 5
3. Reasons for the Agreement 6
4. Continuing Connected Transactions under the Listing Rules 10
5. Independent Shareholders' approval in the AGM 12
6. Recommendation 13
7. Further information 14

LETTER FROM THE INDEPENDENT BOARD COMMITTEE 15

LETTER FROM GRAND VINCO 16

APPENDIX — GENERAL INFORMATION 23

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"A Share(s)"	Renminbi-dominated domestic share(s) in the ordinary share capital of the Company, with a nominal value of RMB1.00 each
"AGM"	the annual general meeting of the Company convened to be held at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC at 10:00 a.m. on 11 June 2004 for the purposes of, inter alia, considering and, if thought fit, passing the resolution in relation to the approval of the Agreement together with the transactions contemplated thereunder, including the Trading Transactions
"Agreement"	the agreement dated 26 March 2004 entered into between the Company and GPHL in relation to the Trading Transactions
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"BYSCL"	廣州白雲山製藥股份有限公司 (Guangzhou Baiyunshan Pharmaceutical Manufacturing Company Limited), a company incorporated in the PRC the securities of which are listed on the Shenzhen Stock Exchange
"BYSCL Group"	BYSCL and its subsidiaries
"BYSCL Non-competition Agreement"	the non-competition agreement dated 6 February 2004 entered into between the Company and BYSCL (details of which were disclosed in the Company's announcement dated 6 February 2004)
"BYSHL"	廣州白雲山企業集團有限公司 (Guangzhou Baiyunshan Enterprise Holdings Limited), a state-owned company incorporated in the PRC
"BYSHL Group"	BYSHL and its subsidiaries
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on the Stock Exchange and the Shanghai Stock Exchange
"Continuing Connected Purchase Transactions"	purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group from the GPHL Group which are regarded as continuing connected transactions under the Listing Rules

"Continuing Connected Sale Transactions"	sales of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group to the GPHL Group which are regarded as continuing connected transactions under the Listing Rules
"Continuing Connected Trading Transactions"	the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions
"Directors"	the directors of the Company
"Grand Vinco"	Grand Vinco Capital Limited, a licensed corporation for types 1 and 6 regulated activities under the SFO, the independent financial adviser to the Independent Board Committee to advise on the Agreement and the Trading Transactions
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned company incorporated in the PRC and the controlling shareholder of the Company
"GPHL Group"	GPHL and its subsidiaries and their associates, other than the Group
"GPHL Non-competition Agreement"	the non-competition and right of first refusal agreement dated 1 September 1997 entered into between the Company and GPHL (details of which were set out in the paragraph headed "Non-competition and right of first refusal agreement" under the section headed "Particulars of the Group" of the Company's prospectus dated 21 October 1997)
"H Share(s)"	overseas listed foreign share(s) in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee of the Company formed to consider the terms of the Agreement and the Trading Transactions
"Independent Shareholders"	Shareholders other than GPHL and its associates
"Independent Third Party"	a person or entity who/which is not a connected person of the Company as defined in the Listing Rules
"Latest Practicable Date"	13 April 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules"	the Rules Governing the listing of securities on The Stock Exchange of Hong Kong Limited
"Other Purchase Transactions"	purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group from the BYSHL Group and the BYSCL Group
"Other Sale Transactions"	sales of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group to the BYSHL Group and the BYSCL Group
"Other Trading Transactions"	the Other Sale Transactions and the Other Purchase Transactions
"percentage ratios"	has the meaning ascribed thereto under the Listing Rules
"profits ratio"	has the meaning ascribed thereto under the Listing Rules
"PRC"	the People's Republic of China
"Purchase Transactions"	the Continuing Connected Purchase Transactions and the Other Purchase Transactions
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Transactions"	the Continuing Connected Sale Transactions and the Other Sale Transactions
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws in Hong Kong)
"Share(s)'	share(s) of RMB1.00 each in the capital of the Company
"Shareholder(s)	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Trading Transactions"	the Continuing Connected Trading Transactions (being the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions) and the Other Trading Transactions (being the Other Sale Transactions and the Other Purchase Transactions)
"Yingbang"	廣州醫藥集團盈邦營銷有限公司 (Guangzhou Pharmaceutical Yingbang Marketing Company Limited), a company incorporated in the PRC and currently a 51% owned subsidiary of the Company
"%"	per cent.

In this circular, unless otherwise specified, amounts in Renminbi are converted to Hong Kong dollars at a conversion rate of HK$1.00=RMB1.06 for illustration only. No representation is made that any amounts in Renminbi or Hong Kong dollars could have been or could be converted at such rate or any other rates.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

Executive Directors
Mr. CAI Zhixiang
Mr. LI Yimin
Mr. FENG Zansheng
Mr. ZHOU Yuejin

Independent non-executive Directors
Mr. WONG Hin Wing
Mr. WU Zhang
Mr. ZHANG He Yong

Supervisors
Mr. CHEN Canying
Mr. OU YANG Qiang
Mr. ZHONG Yu Gan

Registered office and principal place of business
45 Sha Mian North Street
Guangzhou City
Guangdong Province, PRC

Place of business in Hong Kong
Room 2005, 20th Floor
Tower Two, Lippo Center
89 Queensway
Hong Kong

16 April 2004

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

1. INTRODUCTION

The Directors announced on 26 March 2004 that the Company and GPHL had entered into the Agreement for the purposes of governing the Trading Transactions (being the Continuing Connected Trading Transactions and the Other Trading Transactions) for the three financial years ending 31 December 2006.

The Other Trading Transactions will not constitute connected transactions for the Company under the Listing Rules. The Continuing Connected Trading Transactions, comprising the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions between the Group and the GPHL Group, will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Pursuant to the Agreement, the respective aggregate amounts of the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions for each of the financial year will not exceed HK$10,000,000. The Continuing Connected Trading Transactions will be subject to disclosure requirements and are exempted from the Independent Shareholders' approval requirement pursuant to rule 14A.34 of the Listing Rules.

According to the rules of the Shanghai Stock Exchange, the Agreement, which covers both the Continuing Connected Trading Transactions and the Other Trading Transactions, is subject to Independent Shareholders' approval in the Company's general meeting. A resolution in relation to the approval of the Agreement and the transactions contemplated thereunder, including the Trading Transactions, is proposed to be considered and, if thought fit, passed in the AGM. GPHL and its associates will abstain from voting at the AGM in relation to the Agreement and the Trading Transactions.

The Independent Board Committee, comprising Mr. Wong Hin Wing, Mr. Wu Zhang and Mr. Zhang He Yong, the independent non-executive Directors, has been formed to consider the Agreement and the Trading Transactions and to give relevant recommendation to the Independent Shareholders. Each of the members of the Independent Board Committee does not have any interest in the Trading Transacions. Grand Vinco has been appointed as the independent financial adviser to the Independent Board Committee to advise on the Agreement and the Trading Transactions.

The purposes of this circular are (i) to provide you with details of the Agreement and the Trading Transactions; (ii) to set out the respective letters from the Independent Board Committee and Grand Vinco Capital Limited which set out their advice and recommendation in relation to the Agreement and the Trading Transactions; and (iii) to give you information on the Group.

2. THE AGREEMENT

On 26 March 2004, the Company and GPHL entered into the Agreement, pursuant to which the parties have agreed that during each of the three financial years ending 31 December 2006,

(1) the maximum aggregate value of the Sale Transactions would be HK$160,000,000 (equivalent to about RMB169,600,000), comprising the maximum aggregate value of the Continuing Connected Sale Transactions of HK$10,000,000 (equivalent to about RMB10,600,000), and the maximum aggregate value of the Other Sale Transactions of HK$150,000,000 (equivalent to about RMB159,000,000); and

(2) the maximum aggregate value of the Purchase Transactions would be HK$160,000,000 (equivalent to about RMB169,600,000), comprising the maximum aggregate value of the Continuing Connected Purchase Transactions of HK$10,000,000 (equivalent to about RMB10,600,000), and the maximum aggregate value of the Other Purchase Transactions of HK$150,000,000 (equivalent to about RMB159,000,000).

It was also set out in the Agreement that the Company and GPHL have agreed that:

a. each Trading Transaction will be conducted (i) in the ordinary and usual course of the business of the Group; (ii) on an individual and arm's length basis; and (iii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms to the Group no less favourable than terms available to or from (as appropriate) Independent Third Parties;

b. the Continuing Connected Trading Transactions will be reviewed by the independent non-executive Directors and the auditors of the Company annually, and their respective relevant reports, together with information on the Continuing Connected Trading Transactions will be set out in the Company's next annual report following the occurrence of the relevant Continuing Connected Trading Transactions; and

c. GPHL will provide its relevant records to the Company's auditors during their course of review of the Continuing Connected Trading Transactions.

3. REASONS FOR THE AGREEMENT

The Group is principally engaged in (i) the manufacture and sale of Chinese patent medicine, and (ii) the wholesale, retail, import and export of western and Chinese pharmaceutical products and various medical apparatus.

GPHL, a state-owned enterprise in the PRC, is the controlling Shareholder holding about 63.26% of the issued share capital of the Company. The GPHL Group is principally engaged in the development, manufacture and trading of western pharmaceutical products.

The BYSHL Group is a state-owned conglomerate in the PRC with over 40 subsidiaries covering a variety of industries. BYSCL was a subsidiary of BYSHL. The BYSCL Group is engaged in the development, manufacture and sale of pharmaceutical products.

The Group, in its ordinary and usual course of business, sells/purchases pharmaceutical products, pharmaceutical raw materials and medical apparatus to/from the GPHL Group, BYSHL Group and the BYSCL Group.

It was set out in the Company's announcement dated 6 February 2004 that pursuant to a directive issued by the Guangzhou Municipal Government on 15 November 2000, GPHL was appointed to oversee the debt restructuring of the BYSHL Group, which was under financial distress, and GPHL has been representing the Guangzhou Municipal Government as a sole shareholder of BYSHL but does not have the power to exercise the voting rights of the Guangzhou Municipal Government in BYSHL without the consent of the Guangzhou Municipal Government. Therefore BYSHL is not a subsidiary of GPHL. It was also set out in the Company's announcement dated 6 February 2004 that GPHL (i) does not exercise or control the exercise of 30% or more of the voting power at the general meetings of BYSCL, and (ii) does not control the composition of a majority of the board of directors of BYSCL. Accordingly, BYSHL and BYSCL are not regarded as associates of GPHL and the Other Trading Transactions will not constitute connected transactions ofthe Company under the Listing Rules. However, having considered the relationship among GHPL, BYSHL and BYSCL as mentioned in this paragraph, the Company and GPHL entered into the Agreement to govern the Trading Transactions for the three financial years ending 31 December 2006, in particular, to set out the respective maximum aggregate values of the Continuing Connected Sale Transactions, the Other Sale Transactions, the Continuing Connected Purchase Transactions and the Other Purchase Transactions for each of the three years ending 31 December 2006.

Set out below is a summary of the Trading Transactions took place during the three financial years ended 31 December 2003:

Sale Transactions

Sales of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group to:	Year ended 31 December 2001		Year ended 31 December 2002		**Year ended 31 December 2003**	
	RMB'000	% to turnover *(Note 5)*	RMB'000	% to turnover *(Note 5)*	**RMB'000**	**% to turnover** *(Note 5)*
The GPHL Group (i.e. Continuing Connected Sale Transactions) *(Notes 1 & 2)*	3,848	0.072	288	0.005	**215**	**0.003**
The BYSHL Group and the BYSCL Group (i.e. Other Sale Transactions) *(Notes 1, 3 & 4)*	38,118	0.715	65,352	1.099	**104,025**	**1.492**
Pro forma annual values of the Sale Transactions	41,966	0.787	65,640	1.104	**104,240**	**1.495**

Purchase Transactions

Purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group from:	Year ended 31 December 2001		Year ended 31 December 2002		**Year ended 31 December 2003**	
	RMB'000	% to cost of sales *(Note 6)*	RMB'000	% to cost of sales *(Note 6)*	**RMB'000**	**% to cost of sales** *(Note 6)*
The GPHL Group (i.e. Continuing Connected Purchase Transactions) *(Notes 1 & 2)*	1,975	0.047	1,661	0.036	**6,815**	**0.122**
The BYSHL Group and the BYSCL Group (i.e. Other Purchase Transactions) *(Notes 1, 3 & 4)*	41,855	1.005	75,615	1.633	**100,113**	**1.796**
Pro forma annual values of the Purchase Transactions	43,830	1.052	77,276	1.669	**106,928**	**1.918**

Notes:

1. Assuming the acquisition of 51% equity interest in Yingbang by the Group from GPHL (details of which was disclosed in the Company's announcement dated 6 February 2004) had been completed on 1 January 2001, hence Yingbang had been a subsidiary of the Group during the three years ended 31 December 2003.

2. Based on the assumption stated in Note 1 above, not including transactions between Yingbang and other companies of the Group as stated in the Company's annual reports for the three years ended 31 December 2001, 2002 and 2003.

3. Assuming the transfer of equity interests in six companies from GPHL to BYSCL had been completed on 1 January 2001.

4. Based on the assumptions stated in Notes 1 and 3 above, including transactions between Yingbang and (i) the BYSHL Group and (ii) the BYSCL Group (including the six companies mentioned in Note 3 above) in relation to sales and purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus.

5. Turnover of the Group during the financial years ended 31 December 2001, 2002 and 2003 were about RMB5,334,029,000, RMB5,943,823,000 and RMB6,973,113,000, respectively (these figures were extracted from the Company's accounts prepared in accordance with accounting principles generally accepted in Hong Kong).

6. Cost of sales of the Group during the financial years ended 31December 2001, 2002 and 2003 were about RMB4,165,306,000, RMB4,630,443,000 and RMB5,576,164,000, respectively (these figures were extracted from the Company's accounts prepared in accordance with accounting principals generally accepted in Hong Kong).

The Directors estimate that in each of the three financial years ending 31 December 2006, (i) the aggregate value of the Sale Transactions will not exceed HK$160,000,000 (equivalent to about RMB169,600,000) as the aggregate values of the Continuing Connected Sale Transactions and the Other Sale Transactions will not exceed HK$10,000,000 (equivalent to about RMB10,600,000) and HK$150,000,000 (equivalent to about RMB159,000,000), respectively; and (ii) the aggregate value of the Purchase Transactions will not exceed HK$160,000,000 (equivalent to about RMB169,600,000) as the aggregate values of the Continuing Connected Purchase Transactions and the Other Purchase Transactions will not exceed HK$10,000,000 (equivalent to about RMB10,600,000) and HK$150,000,000 (equivalent to about RMB159,000,000), respectively. The basis of these values are determined with reference to (a) the respective pro forma annual values of the Continuing Connected Sale Transactions, the Other Sale Transactions, the Continuing Connected Purchase Transactions and the Other Purchase Transactions during each of the three years ended 31 December 2003 as shown in the tables above; and (b) the anticipated growth in the respective aggregate values of the Sale Transactions and the Purchase Transactions since it is expected that the business of the Group will further grow during the three years ending 31 December 2006, hence it is expected that the respective volumes of sales and purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus to be made by the Group to/from the GPHL Group, the BYSHL Group and the BYSCL Group will increase.

The Directors (including the independent non-executive Directors) consider that the Trading Transactions will be conducted in the ordinary and usual course of the business of the Group. In addition, each Trading Transaction will be negotiated on an individual and arm's length basis and will be conducted on normal commercial terms or on terms to the Group no less favourable than those available to or from (as appropriate) Independent Third Parties. Therefore, the Directors (including the independent non-executive Directors) consider that the terms of the Trading Transactions, comprising the Continuing Connected Trading Transactions and the Other Trading Transactions, are fair and reasonable so far as the Shareholders are concerned as a whole.

4. CONTINUING CONNECTED TRANSACTIONS UNDER THE LISTING RULES

As mentioned in the above paragraph headed "Reasons for the Agreement" of this circular, BYSHL and BYSCL are not regarded as associates of GPHL, and the Other Trading Transactions will not constitute connected transactions for the Company under the Listing Rules.

The Continuing Connected Trading Transactions between the Group and the GPHL Group will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. After reviewing the respective annual values of the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions in recent years, the Directors estimate that in the coming years, the respective aggregate amounts of the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions for each financial year will not exceed HK$10,000,000 (equivalent to about RMB10,600,000) and each of the percentage ratios (other than the profits ratio) in relation to the Continuing Connected Sale Transactions and Continuing Connected Purchase Transactions should be less than 25%. On that basis, the Continuing Connected Trading Transactions will only be subject to disclosure requirements and are exempted from the Independent Shareholders' approval requirements pursuant to rule 14A.34 of the Listing Rules. Nevertheless, as mentioned in the paragraph headed "Independent Shareholders' approval in the AGM" below, the Agreement, which covers both the Continuing Connected Trading Transactions and the Other Trading Transactions, is subject to Independent Shareholders' approval in the Company's general meeting according to the rules of the Shanghai Stock Exchange.

In addition, the Company will comply with the following conditions in relation to the Continuing Connected Trading Transactions:

(a) the Continuing Connected Trading Transactions shall be entered into:

  (i) in the ordinary and usual course of business of the Group;

  (ii) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms to the Group no less favourable than terms available to or from (as appropriate) Independent third Parties; and

  (iii) in accordance with the terms of the agreements governing such transactions on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(b) during each of the three financial years ending 31 December 2006, with regard to the maximum aggregate value of the Continuing Connected Sale Transactions, (1) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 2.5%; or (2) each of the percentage ratios (other than the profits ratio) should be less than 25% and the annual consideration is less than HK$10,000,000 (equivalent to about RMB10,600,000);

(c) during each of the three financial years ending 31 December 2006, with regard to the maximum aggregate value of the Continuing Connected Purchase Transactions, (1) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 2.5%; or (2) each of the percentage ratios (other than the profits ratio) should be less than 25% and the annual consideration is less than HK$10,000,000 (equivalent to about RMB10,600,000);

(d) details of Continuing Connected Trading Transactions, including the transaction dates, the parties to the transactions and a description of their connected relationship, a brief description of the transactions and their purpose, the total consideration and terms of the transactions, and the nature and extent of the connected persons' interest in the transactions, shall be disclosed in the Company's next annual reports and accounts following the occurrence of the transactions in accordance with rule 14A.45 of the Revised Listing Rules;

(e) the Company's independent non-executive Directors shall review annually the Continuing Connected Trading Transactions and confirm in the Company's next annual reports following the occurrence thereof that the Continuing Connected Trading Transactions have been conducted in the manner as stated in paragraphs (a), (b) and (c) above, and if, for whatever reasons, the Company's independent non-executive Directors decline or are unable to provide the confirmation mentioned in this paragraph, the Directors shall notify the Stock Exchange promptly;

(f) the Company's auditors shall review the Continuing Connected Trading Transactions annually, and provide the Board with a letter confirming that:

  (i) the Continuing Connected Trading Transactions have received the approval of the Directors;

  (ii) the aggregate amount of the Continuing Connected Sale Transactions during each of the financial year ending 31 December 2006 has not exceeded the annual cap as stated in paragraph (b) above;

  (iii) the aggregate amount of the Continuing Connected Purchase Transactions during each of the financial year ending 31 December 2006 has not exceeded the annual cap as stated in paragraph (c) above;

  (iv) the Continuing Connected Sale Transactions are in accordance with the pricing policies of the Company; and

  (v) the Continuing Connected Trading Transactions have been entered into in accordance with the terms of the relevant agreements governing the transactions;

where, for whatever reasons, the Company's auditors decline to accept the engagement or are unable to provide the auditors' letter, the Directors shall notify the Stock Exchange promptly; and

(g) GPHL shall provide the Stock Exchange with an undertaking that, for so long as the Company's shares are listed on the Stock Exchange and GPHL remains as a substantial shareholder (has the meaning ascribed thereto under the Listing Rules) of the Company, it will provide the Company's auditors with sufficient access to its relevant records to carry out the auditors' review of the Continuing Connected Trading Transactions referred to paragraph (f) above.

In the event that any of the respective annual caps applicable to the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions as stated in paragraphs (b) and (c) above is exceeded or if the Group enters into any new agreement with any connected persons (within the meaning of the Listing Rules) in the future, the Company must comply with the provisions of Chapter 14A of the Listing Rules dealing with connected transactions, unless it applies for and obtains a separate waiver from the Stock Exchange.

5. INDEPENDENT SHAREHOLDERS' APPROVAL IN THE AGM

According to the rules of the Shanghai Stock Exchange, as during each of the three years ending 31 December 2006 each of the maximum aggregate values of the Sale Transactions and the Purchase Transactions under the Agreement are set to be RMB169,600,000 (equivalent to about HK$160,000,000), which is higher than RMB30,000,000 (equivalent to about HK$28,302,000), the Agreement is required to be subject to Independent Shareholders' approval in the general meeting of the Company.

The Directors propose to seek the Independent Shareholders' approval of the Agreement and the Trading Transactions in the AGM. The notice convening the AGM to be held at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC at 10:00 a.m. on 11 June 2004 for the purposes of, inter alia, considering and, if thought fit, approving the Agreement and the Trading Transactions, the proxy form applicable to the AGM, together with this circular, are despatched to the Shareholders. Whether or not Shareholders are able to attend the AGM in person, they are requested to complete and return the proxy form in accordance with the instructions printed thereon as soon as possible but in any event not later then 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude Shareholders form attending and voting at the AGM or any adjournment thereof in person, if they so wish.

Pursuant to Article 69 of the Articles of Association of the Company, a resolution put to the vote of a general meeting of the Shareholders shall be determined in the first instance by a show of hands of the Shareholders present in person or by proxy, but a poll may be demanded (before or after the vote by a show of hands) by:

(a) the chairman of such meeting; or

(b) at least two Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting.

The demand for a poll may be withdrawn by the person(s) who made the demand.

In accordance with the requirement of the Listing Rules, the resolution to be proposed at the AGM to approve the Agreement and the Trading Transactions will be determined by way of a poll. The result of the poll will be published in the newspapers on the next business day following the AGM.

As at the Latest Practicable Date, GPHL held a total of 513,000,000 Shares, representing approximately 63.26% of the existing issued share capital of the Company. GPHL and its associates will abstain from voting at the AGM in relation to the Agreement and the Trading Transactions.

6. RECOMMENDATION

The Independent Board Committee, comprising Mr. Wong Hin Wing, Mr. Wu Zhang and Mr. Zhang He Yong, the independent non-executive Directors, has been formed to consider the Agreement and the Trading Transactions and to give relevant recommendation to the Independent Shareholders. Furthermore, Grand Vinco has been appointed as the independent financial adviser to the Independent Board Committee to advise on the Agreement and the Trading Transactions.

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 15 of this circular which contains its recommendation to the Independent Shareholders; and (ii) the letter from Grand Vinco set out on pages 16 to 22 of this circular which contains its advice and recommendation to the Independent Board Committee in relation to the Agreement and the Trading Transactions.

The Independent Board Committee, after taking into account the advice and recommendation from Grand Vinco, has come to the view that the terms of the Agreement together with the transactions contemplated thereuder (including the Trading Transactions) are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote for the resolution to be proposed at the AGM to approve the Agreement and the Trading Transactions.

7. FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully
For and on behalf of the Board
Cai Zhixiang
Chairman


廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

16 April 2004

To the Independent Shareholders

Dear Sir and Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company dated 16 April 2004 ("the Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

We have been appointed to consider the Agreement and the transactions contemplated thereunder, including the Trading Transactions, and to advise the Independent Shareholders as to (i) the fairness and reasonableness of the terms of the Agreement and the Trading Transactions; and (ii) whether the Agreement and the Trading Transactions are in the interest of the Company and the Shareholders as a whole. Details of the Agreement and the Trading Transactions are set out in the "Letter from the Board" on pages 4 to 14 of the Circular.

Grand Vinco has been appointed as our independent financial adviser to advise us on the Agreement and the Trading Transactions. Details of the relevant advice and recommendation of Grand Vinco, together with the principal factors and reasons taken into account by it in arriving at its advice and recommendation, are set out on pages 16 to 22 of the Circular.

Having taken into account the advice and recommendation of Grand Vinco, we consider that the terms of the Agreement and the Trading Transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole. We therefore recommend the Independent Shareholders to vote for the resolution in relation to the Agreement and the transactions contemplated thereunder, including the Trading Transactions, at the AGM.

Yours faithfully,
For and on behalf of
Independent Board Committee

WONG Hin Wing
Independent non-executive Director

WU Zhang
Independent non-executive Director

ZHANG He Yong
Independent non-executive Director

The following is the text of the letter of advice from Grand Vinco to the Independent Board Committee in relation to the Agreement and the Trading Transaction, which has been prepared for the purpose of inclusion in this circular.

VINCO城高

Grand Vinco Capital Limited

Room 902, Far East Finance Centre, 16 Harcourt Road, Hong Kong

16 April 2004

The Independent Board Committee
Guangzhou Pharmaceutical Company Limited
Room 2005, 20th Floor,
Tower Two, Lippo Centre,
89 Queensway,
Hong Kong

Dear Sirs

CONTINUING CONNECTED TRANSACTIONS

We refer to the announcement (the "Announcement") issued by the Company dated 26 March 2004 in respect of the Trading Transactions. Details of the terms of the Trading Transactions are set out in the circular (the "Circular") issued by the Company to the Shareholders dated 16 April 2004 of which this letter forms part. Capitalised terms used in this letter shall have the same meanings ascribed to them in the Circular unless the context otherwise requires.

The Continuing Connected Trading Transactions will constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules and will be subject to disclosure requirements and are exempted from the approval requirement of the Independent Shareholders pursuant to rule 14A.34 of the Listing Rules. Nevertheless, according to the rules of the Shanghai Stock Exchange both the Continuing Connected Trading Transactions and Other Trading Transactions will be subject to Independent Shareholders' approval in the Company's general meeting. The Independent Board Committee, comprising Mr. Wong Hin Wing, Mr. Wu Zhang and Mr. Zhang He Yong, the independent non-executive Directors, has been formed to consider the Agreement and the Trading Transactions and to give relevant recommendation to the Independent Shareholders. We, Grand Vinco, have been appointed by the Company to advise the Independent Board Committee in relation to the Agreement and the Trading Transactions. This letter contains our advice to the Independent Board Committee as to whether or not the Agreement and the transactions contemplated there under including the Continuing Connecting Trading Transaction and the Other Trading Transactions, are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

In formulating our opinion and recommendation to the Independent Board Committee in relation to the Agreement and the Trading Transactions, we have relied on the accuracy of the information and representations contained in the Circular which have been provided to us by the Directors and which the Directors consider to be complete and relevant. We are not aware that any statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible, were untrue and incorrect in all respects at the time they were made and continued to be so as at the date of despatch of the Circular. We are also not aware that any statements of belief, opinion and intention made by the Directors in the Circular were not reasonably made after due and careful enquiry and are not based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular.

We consider that we have received sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We have no reason to suspect that any material information has been withheld by the Company or by the Directors. We have not, however, carried out any independent in-depth investigation into the affairs of the Company and its subsidiaries.

BACKGROUND OF THE TRANSACTIONS

On 26 March 2004, the Company entered into the Agreement which governs the Trading Transactions for three financial years ending 31 December 2006. The Agreement covers both Continuing Connected Trading Transaction and the Other Trading Transactions.

As GPHL is the controlling shareholder of the Company holding approximately 63.26% of the issued share capital of the Company, all Continuing Connected Trading Transactions between the Company and the GPHL Group constitute continuing connected transactions for the Company under the Listing Rules.

On 15 November 2000, GPHL was appointed to oversee the debt restructuring of the BYSHL Group, which was under financial distress, and GPHL has been representing the Guangzhou Municipal Government as a sole shareholder of BYSHL but does not have the power to exercise the voting rights of the Guangzhou Municipal Government. Therefore BYSHL is not a subsidiary of GPHL. BYSCL was a subsidiary of BYSHL. GPHL does not exercise or control the exercise of 30% or more of the voting power at the general meetings of BYSCL, and does not control the composition of a majority the board of directors of BYSCL. Accordingly, BYSHL and BYSCL are not regarded as associates of GPHL and the Other Trading Transactions will not constitute connected transactions for the Company under the Listing Rules. However, having considered the relationship among GPHL, BYSHL and BYSCL as mentioned in this paragraph, the Company and GPHL entered into the Agreement to govern both of the Continuing Connected Trading Transactions and the Other Trading Transaction for each of the three years ending 31 December 2006.

According to the rules of the Shanghai Stock Exchange, the Company is required to seek the approval of Independent Shareholders at the general meeting for the Trading Transactions. GPHL and its associates will abstain from voting at the general meeting in relation to the Agreement and Trading Transactions.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation to the Independent Board Committee in relation to the Trading Transactions, we have considered the principal factors and reasons set out below:

1. Reasons for the Continuing Connected Transactions

The Group is principally engaged in the manufacture and sale of Chinese patent medicine, and the wholesale, retail, import and export of western and Chinese pharmaceutical products and various medical apparatus.

As set out in the prospectus of the Company dated 21 October 1997 in relation to the listing of its shares on the Stock Exchange, the Company and GPHL have entered into the GPHL Non-competition Agreement which provides, inter alia, that the GPHL Group will not engage directly or indirectly in any business that competes with those of the Group. As BYSCL is not a part of the GPHL Group and BYSCL's involvement in the pharmaceutical industry does not lead to a breach of the GPHL Non-competition Agreement.

Also, in order to avoid any perception of conflicts of interest, the Company and BYSCL entered into the BYSCL Non-competition Agreement on 6 February 2004 for not researching, developing or manufacture products that are being researched, developed or manufactured by the other party.

Taking the advantage of the above two non-competition agreements, (i) the Group imports foreign pharmaceutical raw materials and finished products and has been supplying such products to the GPHL Group and the Group has been purchasing products from the GPHL Group since the listing of the Company's shares; and (ii) the Group also purchases/sells pharmaceutical products from/to the BYSCL Group. The Group regards the GPHL Group and the BYSCL Group as trading partners for selling and purchasing pharmaceutical products, pharmaceutical raw materials and medical apparatus.

We therefore of the view that it is fair and reasonable to enter into the Agreement to govern and monitor the operation of the Trading Transactions within the ambit of the above two non-competition agreements and to provide a clearer segregation of duties among the parties.

2. Terms

The Company and GPHL have agreed under the Agreement that each Trading Transaction will be conducted (i) in the ordinary and usual course of the business of the Group; (ii) on an individual and arm's length basis; and (iii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms to the Group no less favorable than terms available to or from (as appropriate) Independent Third Parties; the Continuing Connected Trading Transactions will be reviewed by the independent non-executive Directors and the auditors of the Company annually, and their respective relevant reports, together with information on the Continuing Connected Trading Transactions will be set out in the Company's next annual report following the occurrence of the relevant Continuing Connected Trading Transactions; and GPHL will provide its relevant records to the Company's auditors during their course of review of the Continuing Connected Trading Transactions.

As the Trading Transactions would be entered into on terms to the Company no less favorable than terms available to or from Independent Third Parties and the Continuing Connected Transactions would be reviewed by independent executive Directors and auditors annually, we are of the view that the terms of the Agreement is fair and reasonable to the Group.

3. Basis of determining the Cap

Sale Transactions

The proposed annual cap amount for the Sale Transactions for each of the three year ending 31 December 2006 will not exceed HK$160,000,000 (equivalent to about RMB169,600,000) as the aggregate values of the Continuing Connected Sale Transactions and the Other Sale Transactions will not exceed HK$10,000,000 (equivalent to about RMB10,600,000) and HK$150,000,000 (equivalent to about RMB159,000,000) respectively. As advised by the Directors, the proposed annual cap amount of the Sale Transactions were determined by the Group with reference to the historical results and the anticipated growth of the Group.

We note that the turnover of the Group during the three financial years ended 31 December 2003 were about RMB5,334,029,000, RMB5,943,823,000 and RMB6,973,113,000 respectively and the average growth rate was about 14%. Also, for each of the three financial years ended 31 December 2003, turnover from the Sale Transactions accounted for approximately 0.787%, 1.104% and 1.495% of the total turnover of the Group respectively. Assuming that there will be no material change in the proportion of the Sale Transactions to the total sale transactions of the Group, we are of the opinion that the cap amounts adopted by the Group are consistent with the historical turnover trend and are fair and reasonable to the shareholders as a whole.

Purchase Transactions

The proposed annual cap amount for the Purchase Transactions for each of the three year ending 31 December 2006 will not exceed HK$160,000,000 (equivalent to about RMB169,600,000) as the aggregate values of the Continuing Connected Purchase Transactions and the Other Purchase Transactions will not exceed HK$10,000,000 (equivalent to about RMB10,600,000) and HK$150,000,000 (equivalent to about RMB159,000,000), respectively. As advised by the Directors, these proposed annual cap amounts are determined by the Group with reference to historical results and the anticipated growth of the Group.

We note that the cost of sales of the Group during the financial years ended 31 December 2001, 2002 and 2003 were about RMB4,165,306,000, RMB4,630,443,000 and RMB5,576,164,000, respectively as the average growth rate of the Group's cost of sales was approximately 16%. Also, for each of the three financial years ended 31 December 2003, cost of sales from the Purchase Transactions accounted for approximately 1.052%, 1.669% and 1.918% of the total cost of sales of the Group respectively. Assuming that there will be no material change in proportion of the Purchases Transactions to the total purchase transactions, we are of opinion that the cap amounts adopted by the Group are consistent with the historical trend and are fair and reasonable to the Shareholders as a whole.

4. Conditions for the Continuing Connected Transactions

The Company will also have to comply with the following conditions in relation to the Continuing Connected Trading Transactions:

(a) the Continuing Connected Trading Transactions shall be entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms to the Group no less favourable than terms available to or from (as appropriate) Independent Third Parties; and

(iii) in accordance with the terms of the agreements governing such transactions on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(b) during each of the three financial years ending 31 December 2006, with regard to the maximum aggregate value of the Continuing Connected Sale Transactions, (1) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 2.5%; or (2) each of the percentage ratios (other than the profits ratio) should be less than 25% and the annual consideration is less than HK$10,000,000 (equivalent to about RMB10,600,000);

(c) during each of the three financial years ending 31 December 2006, with regard to the maximum aggregate value of the Continuing Connected Purchase Transactions, (1) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 2.5%; or (2) each of the percentage ratios (other than the profits ratio) should be less than 25% and the annual consideration is less than HK$10,000,000 (equivalent to about RMB10,600,000);

(d) details of Continuing Connected Trading Transactions, including the transaction dates, the parties to the transactions and a description of their connected relationship, a brief description of the transactions and their purpose, the total consideration and terms of the transactions, and the nature and extent of the connected persons' interest in the transactions, shall be disclosed in the Company's next annual reports and accounts following the occurrence of the transactions in accordance with rule 14A.45 of the Listing Rules;

(e) the Company's independent non-executive Directors shall review annually the Continuing Connected Trading Transactions and confirm in the Company's next annual reports following the occurrence thereof that the Continuing Connected Trading Transactions have been conducted in the manner as stated in paragraphs (a), (b) and (c) above, and if, for whatever reasons, the Company's independent non-executive Directors decline or are unable to provide the confirmation mentioned in this paragraph, the Directors shall notify the Stock Exchange promptly;

(f) the Company's auditors shall review the Continuing Connected Trading Transactions annually, and provide the Board with a letter confirming that:

  (i) the Continuing Connected Trading Transactions have received the approval of the Directors;

  (ii) the aggregate amount of the Continuing Connected Sale Transactions during each of the financial year ending 31 December 2006 has not exceeded the annual cap as stated in paragraph (b) above;

  (iii) the aggregate amount of the Continuing Connected Purchase Transactions during each of the financial year ending 31 December 2006 has not exceeded the annual cap as stated in paragraph (c) above;

  (ix) the Continuing Connected Sale Transactions are in accordance with the pricing policies of the Company; and

  (x) the Continuing Connected Trading Transactions have been entered into in accordance with the terms of the relevant agreements governing the transactions;

where, for whatever reasons, the Company's auditors decline to accept the engagement or are unable to provide the auditors' letter, the Directors shall notify the Stock Exchange promptly; and

(g) GPHL shall provide the Stock Exchange with an undertaking that, for so long as the Company's shares are listed on the Stock Exchange and GPHL remains as a substantial shareholder (has the meaning ascribed thereto under the Listing Rules) of the Company, it will provide the Company's auditors with sufficient access to its relevant records to carry out the auditors' review of the Continuing Connected Trading Transactions referred to paragraph (f) above.

In the event that any of the respective annual caps applicable to the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions as stated in paragraphs (b) and (c) above is exceeded or if the Group enters into any new agreement with any connected persons (within the meaning of the Listing Rules) in the future, the Company must comply with the provisions of Chapter 14A of the Listing Rules dealing with connected transactions, unless it applies for and obtains a separate waiver from the Stock Exchange.

These requirements are based on the guidelines for these types of continuing connected transactions as stipulated under the Listing Rules and are in compliance with the continuing connected transactions requirement under the Listing Rules. They are adequate in respect of subsequent review by the Company's auditors and the independent non-executive Directors and disclosure in the annual report. As such, we consider them reasonable and adequate.

CONCLUSION

Having taken into consideration of the above principal factors and reasons, we consider that the Agreement and the Trading Transactions are in the interests of the Company and its Shareholders as a whole and the terms and conditions of the Trading Transactions are fair and reasonable so far as the Shareholders are concerned.

Yours faithfully
For and on behalf of
Grand Vinco Capital Limited
Kevin Miu
Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

(a) Directors', Supervisors' and Senior Management's interests and short position in the Shares, underlying Shares and Debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors, Supervisors and Senior Management of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (a) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, the chief executive or the supervisors were taken or deemed to have under such provisions of the SFO); or (b) which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules were as follows:

Long position of the Directors:

Name	Type of interest	Company	Number of shares
Cai Zhixiang	Personal	The Company(A Shares)	14,700
	Family	Guangzhou Xing Qun Pharmaceutical Co., Ltd. ("Xing Qun")	1,900
	Family	Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd. ("Pan Gao Shou")	1,670
	Family	Guangzhou Yang Cheng Pharmaceutical Co., Ltd. ("Yang Cheng")(1)	1,960
	Family	Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd. ("Jing Xiu Tang")	2,240
	Family	Guangzhou Guang Hau Pharmaceutical Co., Ltd. ("Guang Hua")	1,670
	Family	Guangzhou Tian Xin Pharmaceutical Co., Ltd. ("Tian Xin")	1,670
	Trust(2)	Po Lian Development Company Limited ("Po Lian")	200,000

Long position of the Directors (continued):

Name	Type of interest	Company	Number of Shares
Li Yimin	Personal	The Company (A Shares)	14,700
	Family	Xing Qun	1,900
	Family	Pan Gao Shou	1,670
	Family	Yang Cheng	1,960
	Family	Jing Xiu Tang	2,240
	Family	Tian Xin	1,670
	Family	Guang Hua	1,670
	Trust(2)	Po Lian	200,000
Zhou Yuejin	Personal	The Company (A Shares)	28,900
	Trust(2)	Po Lian	200,000

Long position of the Supervisors:

Name	Type of interest	Company	Number of Shares
Chen Canying	Personal	The Company (A Shares)	9,800
	Personal	Yang Cheng	22,150
Ou Yang Qiang	Personal	The Company (A Shares)	10,100

Long position of the Senior Management:

Name	Type of interest	Company	Number of Shares
He Shuhua	Personal	The Company (A Shares)	27,700

(1) The name of Guangzhou Yang Cheng Pharmaceutical Co., Ltd was changed to Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd with effect from 5 February 2004.

(2) Messers Cai Zhixiang, Li Yimin and Zhou Yuejin hold the said shares in Po Lian as trustees only. The said shares, except those in Po Lian and the A shares of the Company, are inner staff shares.

Save as disclosed above, as at the Latest Practical Date, none of the Directors, Supervisors and Senior Management of the Company or their respective associates had any personal, family, corporate or other interest or short position in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of part XV of the SFO) (a) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, the chief executive or the supervisors were taken or deemed to have under such provisions of the SFO); or (b) which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules.

(b) Interests of Shareholders

So far as is known to any Director, Supervisor and Senior Management of the Company, as at the Latest Practicable Date, the interests and short positions of persons or companies (not being a Director, Supervisors and Senior Management of the Company) in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Long position in the Shares:

Shareholders	Nature and Shares held	Number of Shares held	% of total issued State-owned Shares	% of total issued H Shares
GPHL (Note 1)	State-owned shares	513,000,000	100%	—
The Hong Kong and Shanghai Banking Corporation Limited (Note 2)	H Shares	41,475,694	—	18.86%
Guotai Junan Securities (Hong Kong) Company Limited (Note 2)	H Shares	23,000,000	—	10.46%
HSBC Broking Securities (Hong Kong) Limited	H Shares	18,206,000	—	8.28%
Bank of China (Hong Kong) Limited (Note 2)	H Shares	15,499,000	—	7.05%
Citibank N.A. (Note 2)	H Shares	12,254,000	—	5.57%
Hang Seng Bank Limited (Note 2)	H Shares	11,088,274	—	5.04%

Notes:

1. GPHL disposed of part of its interests in the Company's State-owned Shares for the purpose of financing the debt restructuring of BYSCL. The total number of the State-owned Shares involved is 152,600,000 Shares, including a proposed disposal of 12,480,000 State-owned Shares to the Guangzhou Office of China Huarong Asset Manangement Corporation and 22,000,000 State-owned Shares to the Guangzhou Office of China Greatwall Asset Management Corporation. Relevant procedures to complete the disposals are currently in progress. The remaining State-owned Shares of the Company held by GPHL and as involved are still pledged as collateral.

2. As notified by HKSCC Nominees Limited, as at the Latest Practical Date, the H Shares held by each corporation in its securities account with the Central Clearing and Settlement System amounted to more than 5% of the total issued H Shares of the Company.

Save as disclosed above, as at the Latest Practical Date, the Directors are not aware of any other person who had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of any other member of the Group.

QUALIFICATION AND INTEREST OF EXPERT

Grand Vinco, the independent financial adviser to the Independent Board Committee who has given its opinion in this circular and whose name is included in this circular, is a licensed corporation for types 1 and 6 regulated activities under the SFO.

As at the Latest Practicable Date, Grand Vinco did not have any shareholding interest in any member of the Group nor any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Grand Vinco did not have any direct or indirect interest in any asset which has been, since 31 December 2003 being the date to which the latest audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group or were proposed to be acquired or disposed of by or leased to any member of the Group.

CONSENT

Grand Vinco has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the references to its name included in this circular in the form and context in which they respectively included.

MATERIAL ADVERSE CHANGE

As at the Latest Practical Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2003, the date to which the latest published audited consolidated accounts of the Group were made up.

GENERAL

(i) Each of the executive Directors entered into a service contract with the Company and the term is for 3 years commencing from 26 March 2004 and will expire on the date of election of the 4th term of the Board. Save as disclosed, none of the Directors has entered into, or proposed to enter into, any service contracts with any member of the Group which will not expire or is not determinable by the Company or any of the member of the Group within one year without payment of compensation;

(ii) as at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any asset which has been, since 31 December 2003 being the date to which the latest audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group or were proposed to be acquired or disposed of by or leased to any member of the Group;

(iii) as at the Latest Practicable Date, none of the Directors had any contract or arrangement subsisting at the date of this circular in which a Director is materially interested and which is significant in relation to the business of the Group;

(iv) as at the Latest Practicable Date, none of the Directors and their respective associates had any competing interest with the Group; and

(v) the English text of this circular shall prevail over the Chinese text.

LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC during normal business hours up to and including 11 June 2004:

(a) the Agreement;

(b) the letter dated 16 April 2004 form the Independent Board Committee to the Independent Shareholders, the text of which is set out on page 15 of this circular;

(c) the letter of advice dated 16 April 2004 from Grand Vinco to the Independent Board Committee, the text of which is set out on pages 16 to 22 of this circular;

(d) the written consent referred to in the paragraph headed "Consent" in this appendix; and

(e) the service contracts of each of the executive Directors entered into with the Company as set out above under paragraph headed "General" in this appendix.

備查文件

下列文件由即日起至二零零四年六月十一日(包括該日)之一般辦公時間內,在本公司之註冊辦事處(地址為中國廣東省廣州市沙面北街45號)可供查閱:

(a) 協議;

(b) 獨立董事委員會致獨立股東,日期為二零零四年四月十六日之函件(其全文載於本通函第15頁);

(c) 大唐域高致獨立董事委員會,日期為二零零四年四月十六日之函件(其全文載於本通函第16至22頁);

(d) 本附錄「同意書」一段所述之同意書;

(e) 於本附錄上文「一般資料」一段所述,各執行董事與本公司訂定之服務合約。

重大逆轉

於最後可行日期，董事並未知悉本集團之財務或營業狀況自二零零三年十二月三十一日(即本公司最近期刊發之經審核賬目之編製日期)以來出現任何重大逆轉。

一般資料

(i) 各執行董事已與本公司訂立服務合約，年期為三年，自二零零四年三月二十六日起計至第四屆董事會選舉產生之日期止。除已披露者外，董事概無與本集團任何成員公司訂立或擬訂立於一年內不會屆滿或於一年內不作出賠償則不可由本公司或本集團任何成員公司終止之任何服務合約。

(ii) 於最後可行日期，董事概無於本集團任何成員公司自二零零三年十二月三十一日(本公司最近期刊發之經審核賬目之編製日期)以來收購或出售或租賃，或擬收購或出售或租賃之任何資產中擁有任何直接或間接權益；

(iii) 於最後可行日期，董事概無於本通函日期繼續有效且董事擁有重大權益及對本集團業務有重大關連之任何合約或安排；

(iv) 於最後可行日期，董事及彼等各自之聯繫人與本集團之間概無任何競爭權益；及

(v) 本通函之中英版本如有歧義，概以英文版本為準。

訴訟

於最後可行日期，就董事所知，本集團各成員公司概無涉及任何重大訴訟或仲裁，本集團各成員公司亦無尚未了結或面臨威脅之任何重大訴訟或索償。

附註：

1. 廣藥出售其於本公司部份國有股之權益以為白雲山製藥之債務重組融資。所涉及之國有股總數為152,600,000股，包括建議售予中國華融資產管理公司廣州辦事處之12,480,000股國有股及售予中國長城資產管理公司廣州辦事處之22,000,000股國有股。落實上述出售事項之相關手續正在辦理之中。由廣藥持有及涉及之其餘本公司國有股仍質押為抵押品。

2. 如香港中央結算(代理人)有限公司所通知，於最後可行日期，各家公司透過其中央結算及交收系統證券賬戶持有之H股均佔本公司已發行H股總數5%以上。

除上文披露者外，於最後可行日期，董事並不知悉任何其他人士於股份或本公司之相關股份中擁有權益或淡倉，而該等權益或淡倉根據證券及期貨條例第十五部第2及3分部之條文須向本公司作出披露，或直接或間接擁有面值10%或以上任何類別股本權益(或與該等股本有關之購股權)，而該等股本附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票。

專業人士資格及權益

大唐域高乃獨立董事委員會之獨立財務顧問(其意見已載於本通函內)，彼為根據證券及期貨條例獲發牌從事第1類及第6類受規管活動之持牌法團。

於最後可行日期，大唐域高並無於本集團任何成員公司擁有任何股份權益，亦無擁有可認購或委派他人認購本集團任何成員公司證券之權利(不論在法律上能否強制執行)。

於最後可行日期，大唐域高並無於自二零零三年十二月三十一日(即本公司編製最新經審核賬目日期)已被本集團之任何成員公司收購或出售或租賃或建議由本集團之任何成員公司收購或出售或租賃之任何資產直接或間接擁有任何權益。

同意書

大唐域高已就本通函之刊發發出同意書，同意以本通函所載形式及涵義轉載其函件及轉述其名稱，且迄今並無撤回同意書。

除上文所披露者外，於最後可行日期，本公司董事、監事及高級管理層或彼等各自之聯繫人概無於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或債券中擁有任何個人、家族、公司或其他權益或淡倉，而該等權益(a)根據證券及期貨條例第十五部第7及第8分部須知會本公司及聯交所(包括董事、主要行政人員或監事根據證券及期貨條例之條文，被當作或視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條須記入該條例所指之登記冊中；或(c) 根據上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及聯交所。

(b) 股東之權益

就本公司董事、監事及高級管理層所知，於最後可行日期，以下人士或公司(並非本公司董事、監事及高級管理層)於本公司股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3分部之條文須知會本公司之權益及淡倉：

持有股份之好倉：

股東	所持股份性質	所持股份數目	佔已發行國有股百份比	佔已發行H股百份比
廣藥(附註1)	國有股	513,000,000	100%	—
香港上海滙豐銀行有限公司(附註2)	H股	41,475,694	—	18.86%
國泰君安證券(香港)有限公司(附註2)	H股	23,000,000	—	10.46%
匯豐金融證券(香港)有限公司(附註2)	H股	18,206,000	—	8.28%
中國銀行(香港)有限公司(附註2)	H股	15,499,000	—	7.05%
花旗銀行(附註2)	H股	12,254,000	—	5.57%
恒生銀行有限公司(附註2)	H股	11,088,274	—	5.04%

董事持有之好倉(續)：

姓名	權益類別	公司	股份數目
李益民	個人	本公司(A股)	14,700
	家族	廣州星群	1,900
	家族	廣州潘高壽	1,670
	家族	廣州羊城	1,960
	家族	廣州敬修堂	2,240
	家族	廣州天心	1,670
	家族	廣州光華	1,670
	信託(2)	保聯	200,000
周躍進	個人	本公司(A股)	28,900
	信託(2)	保聯	200,000

監事持有之好倉：

姓名	權益類別	公司	股份數目
陳燦英	個人	本公司(A股)	9,800
	個人	廣州羊城	22,150
歐陽強	個人	本公司(A股)	10,100

高級管理層持有之好倉：

姓名	權益類別	公司	股份數目
何舒華	個人	本公司(A股)	27,700

(1) 廣州羊城藥業股份有限公司自二零零四年二月五日起易名為廣州王老吉藥業股份有限公司。

(2) 蔡志祥先生、李益民先生及周躍進先生僅以信託人身份持有上述之保聯股份。除保聯之股份及本公司之A股外，所述股份均為內部職工股。

責任聲明

本通函載有根據上市規則提供之詳細資料，以提供與本公司有關之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出所有合理查詢後確認，就彼等所知及所信，本通函概無遺漏任何事實而令本通函所載任何聲明產生誤導。

權益披露

(a) 董事、監事及高級管理層於本公司及其相聯法團之股份、相關股份及債券中之權益及淡倉

於最後可行日期，本公司董事、監事及高級管理層於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份及債券中擁有以下權益及淡倉，且該等權益及淡倉(a)根據證券及期貨條例第十五部第7及第8分部須知會本公司及聯交所(包括董事、主要行政人員或監事根據證券及期貨條例之條文，被當作或視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條須記入該條例所指之登記冊中；或(c)根據上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及聯交所：

董事持有之好倉：

姓名	權益類別	公司	股份數目
蔡志祥	個人	本公司(A股)	14,700
	家族	廣州星群(藥業)股份有限公司(「廣州星群」)	1,900
	家族	廣州潘高壽(藥業)股份有限公司(「廣州潘高壽」)	1,670
	家族	廣州羊城藥業股份有限公司(「廣州羊城」)(1)	1,960
	家族	廣州敬修堂(藥業)股份有限公司(「廣州敬修堂」)	2,240
	家族	廣州光華藥業股份有限公司(「廣州光華」)	1,670
	家族	廣州天心藥業股份有限公司(「廣州天心」)	1,670
	信託(2)	保聯拓展有限公司(「保聯」)	200,000

(g) 廣藥應向聯交所承諾，只要 貴公司股份仍於聯交所上市，及廣藥仍為 貴公司主要股東(上市規則賦予的涵義)，廣藥將提供充分之有關記錄予 貴公司核數師，使核數師可如上文第(f)段所述審閱持續關連買賣交易。

倘超逾上文第(b)及(c)段所規定適用於持續關連銷售交易及持續關連購買交易的年度上限，或倘貴集團於日後與任何關連人士(定義見上市規則)訂立任何新協議，除非 貴公司提出申請，並已獲聯交所另行給予豁免，否則 貴公司必須遵守經修訂上市規則第14A章關於關連交易的有關規定。

上述規定乃以上市規則中有關此類持續關連交易之指引為依據，符合上市規則中有關持續關連交易之規定。上述資料足以供 貴公司核數師及獨立非執行董事於日後進行審閱及於年報作出披露。因此，吾等認為上述披露事項合理及充份。

結論

經考慮上述主要因素及理由後，吾等認為協議及買賣交易符合 貴公司及其股東之整體利益，而買賣交易之條款及條件對股東而言亦屬公平合理。

此致

廣州藥業股份有限公司
香港
金鐘道89號
力寶中心第2座
20樓2005室

獨立董事委員會 台照

代表
大唐域高融資有限公司
董事
繆家強
謹啟

二零零四年四月十六日

(c) 於截至二零零六年十二月三十一日止三個財政年度各年，就持續關連購買交易的最高總額而言，(1)按年計的各百分比率(溢利率除外)將少於2.5%；或(2)各百分比率(溢利率除外)將少於25%，而年度代價低於 10,000,000港元(相等於約人民幣 10,600,000元)；

(d) 持續關連買賣交易的詳情，包括交易日期、交易各方、彼等的關連關係概述、交易簡介、其目的、交易的總代價及條款、關連人士於交易的利益的性質及程度，應按照經修訂上市規則第14A.45條的規定，在交易發生後 貴公司的下一份年報及賬目中披露。

(e) 貴公司的獨立非執行董事應每年檢討持續關連買賣交易，並於交易發生後 貴公司的下一份年報中確認，持續關連買賣交易已按照上文第(a)、(b)及(c)段所載的方式進行，及倘 貴公司的獨立非執行董事因任何理由拒絕或未能提供本段所述的確認，董事應及時通知聯交所；

(f) 貴公司的核數師應每年審閱持續關連買賣交易，並向董事會提交函件，確認；

(i) 持續關連買賣交易已獲董事批准；

(ii) 於截至二零零六年十二月三十一日止財政年度各年進行的持續關連銷售交易的總金額，並無超過上文(b) 段所規定的上限；

(iii) 於截至二零零六年十二月三十一日止財政年度各年進行的持續關連購買交易的總金額，並無超過上文(c) 段所規定的上限；

(iv) 持續關連銷售交易乃按照 貴公司的定價政策進行；及

(v) 持續關連買賣交易已根據監管該等交易的協議的有關條款進行。

倘 貴公司的核數師因任何理由拒絕委任或未能提供核數師函件，董事應即時通知聯交所；及

購買交易

截至二零零六年十二月三十一日止三個年度各年之購買交易建議年度金額上限將不會超過160,000,000港元(相等於約人民幣169,600,000元),而持續關連購買交易及其他購買交易之總額分別不會超過10,000,000港元(相等於約人民幣10,600,000元)及150,000,000港元(相等於約人民幣159,000,000元)。據董事表示,上述建議年度金額上限乃由 貴集團參照 貴集團之過往業績及預期增長釐定。

吾等注意到, 貴集團於截至二零零一年、二零零二年及二零零三年十二月三十一日止財政年度之銷售成本分別約為人民幣4,165,306,000元、人民幣4,630,443,000元及人民幣5,576,164,000元,平均增長率約為16%。此外,截至二零零三年十二月三十一日止三個財政年度各年,購買交易之銷售成本分別佔本集團之總銷售成本約1.052%、1.669%及1.918%。假設購買交易在所有購買交易中所佔之比重並無重大變動,則吾等認為 貴集團所採納之金額上限與過往之趨勢相符且對股東整體而言亦屬公平合理。

4. 持續關連交易之條件

貴公司亦須遵守以下有關持續關連交易的條件:

(a) 持續關連買賣交易應:

(i) 於 貴集團的一般正常業務範圍內訂立;

(ii) 按一般商業條款,或如無足以比較的交易可判斷該等交易是否按一般商業條款進行,則按不遜於 貴集團給予或獲自(倘適用)獨立第三方的條款訂立;及

(iii) 根據監管該等交易的協議的條款,該等交易按就股東整體而言屬公平合理的條款進行;

(b) 於截至二零零六年十二月三十一日止三個財政年度各年內,就持續關連銷售交易的最高總額而言,(1)按年計的各百分比率(溢利率除外)將少於2.5%;或(2)各百分比率(溢利率除外)將少於25%,而年度代價低於 10,000,000港元(相等於約人民幣 10,600,000元);

2. 條款

根據協議，　貴公司與廣藥議定各項買賣交易將(i)於　貴集團之一般業務範圍；(ii)按個別及公平基準；及(iii)按一般商業條款，或如無足以比較之交易可判斷該等交易是否按一般商業條款進行，則按不遜於　貴集團給予或獲自（倘適用）獨立第三方之條款進行；持續關連買賣交易將由　貴公司之獨立非執行董事及核數師逐年審閱，而彼等各自之相關報告連同有關持續關連買賣交易之資料將於有關持續關連買賣交易發生後　貴公司之下一份年報中刊載；以及廣藥將在　貴公司核數師審閱持續關連買賣交易之過程中向彼等提供有關記錄。

由於買賣交易將按不遜於給予或獲自獨立第三方之條款與　貴公司進行，且持續關連交易將由獨立執行董事及核數師逐年審閱，故吾等認為協議之條款對　貴集團而言屬公平合理。

3. 釐定上限之基準

銷售交易

截至二零零六年十二月三十一日止三個年度各年之銷售交易建議年度金額上限將不會超過160,000,000港元（相等於約人民幣169,600,000元），而持續關連銷售交易及其他銷售交易之總額分別不會超過10,000,000港元（相等於約人民幣10,600,000元）及150,000,000港元（相等於約人民幣159,000,000元）。據董事表示，銷售交易之建議年度金額上限乃由　貴集團參照　貴集團之過往業績及預期增長釐定。

吾等注意到，　貴集團於截至二零零三年十二月三十一日止三個年度之營業額分別約為人民幣5,334,029,000元、人民幣5,943,823,000元及人民幣6,973,113,000元，平均增長率約為14%。此外，截至二零零三年十二月三十一日止三個財政年度各年，銷售交易之營業額分別佔本集團之營業額約0.787%、1.104%及1.495%。假設銷售交易在　貴集團所有銷售交易中所佔之比重並無重大變動，則吾等認為　貴集團所採納之金額上限與過往之營業額表現趨勢相符且對股東整體而言亦屬公平合理。

根據上海證券交易所之規則，　貴公司須就買賣交易必須於股東大會上獲獨立股東批准。廣藥及其聯繫人將於股東大會上就協議及買賣交易放棄投票。

主要考慮因素及理由

就買賣交易達至向獨立董事委員會提供之意見及推薦意見時，吾等曾考慮下列主要因素及理由：

1. 訂立持續關連交易之理由

貴集團主要從事生產及銷售中成藥及批發、零售及進出口中西藥品及多種醫療器械。

正如　貴公司於一九九七年十月二十一日就其股份在聯交所上市而刊發之售股章程所載，　貴公司已與廣藥簽訂廣藥避免同業競爭協議，當中規定(其中包括)廣藥集團不會直接或間接從事與　貴集團業務相競爭之業務。由於白雲山製藥並非廣藥集團之一部份，白雲山製藥從事製藥行業並不違反廣藥避免同業競爭協議。

此外，為了避免利益衝突，　貴公司與白雲山製藥曾於二零零四年二月六日簽訂白雲山製藥避免同業競爭協議，規定各方不能研發或製造另一方正研發或製造之產品。

貴集團充份利用上述兩項避免同業競爭協議，(i)從國外進口醫藥原料及藥品，自　貴公司股份上市以來，　貴集團一直向廣藥集團供應產品，同時向廣藥集團採購產品；及(ii)　貴集團亦自／向白雲山製藥集團購買／出售醫藥產品。　貴集團將廣藥集團及白雲山製藥集團視為銷售與採購醫藥產品、醫藥原料及醫療器械之貿易夥伴。

因此，吾等認為在上述兩項避免同業競爭協議之規限下簽署協議以規定及監督買賣交易之運作屬公平合理之舉，並可明確界定各方之責任。

就協議及買賣交易達致向獨立董事委員會提供之意見及推薦意見時，吾等曾依賴通函內所載董事向吾等提供並認為屬完整及相關之資料與陳述之準確性。吾等並不知悉通函內所作出或載述之任何聲明、資料及陳述（董事須對此負全責）於提供之時在任何方面屬不實或不確，且於通函刊發之日仍然如此，亦不知悉通函內由董事作出之信念、意見及意向聲明並非在經審慎查詢後方始合理作出或並非以誠實意見為依據。吾等並無理由懷疑董事向吾等提供之資料及陳述之真確性及完整性，董事已向吾等表明通函中所提供及載述之資料及陳述並無遺漏任何重大事實。

吾等認為吾等取得之資料足以讓吾等達致知情意見，為吾等依賴通函所載資料及陳述之準確性提供依據，並為吾等達致之意見及推薦意見提供合理基礎。吾等並無理由懷疑　貴公司或董事曾隱瞞任何重大資料。然而，吾等並無對　貴公司及其附屬公司之事務進行獨立深入調查。

交易之背景資料

二零零四年三月二十六日，　貴公司就截至二零零六年十二月三十一日止三個財政年度之買賣交易簽訂協議。協議涵蓋持續關連買賣交易及其他買賣交易。

由於廣藥乃　貴公司之控股股東，持有　貴公司約63.26%之已發行股本，故根據上市規則，　貴公司與廣藥集團之間進行之所有持續關連買賣交易均構成　貴公司之持續關連交易。

二零零零年十一月十五日，廣藥獲委任就面對財政困擾之白雲山集團，監察其債務重組，此外，廣藥代表廣州市政府出任白雲山企業之唯一股東，但無權代廣州市政府行使投票權。因此，白雲山企業並非廣藥之附屬公司。白雲山製藥乃白雲山企業之附屬公司。廣藥並無在白雲山製藥之股東大會上行使或控制行使30%或以上之投票權，亦無控制白雲山製藥董事會大部份成員之組成。故根據上市規則，白雲山企業及白雲山製藥均不會被視為廣藥之聯繫人，而其他買賣交易將不會構成　貴公司之持續關連交易。然而，經考慮廣藥、白雲山企業及白雲山製藥如本段所述之關係後，　貴公司與廣藥訂立協議，以監管截至二零零六年十二月三十一日止三個財政年度各年之持續關連買賣交易及其他買賣交易。

以下為大唐域高就協議及買賣交易向獨立董事委員會發出之意見函件全文，以供載入本通函。

敬啟者：

VINCO 域高
大唐域高融資有限公司
香港夏慤道16號遠東金融中心902室

持續關連交易

吾等謹此提述　貴公司於二零零四年三月二十六日就買賣交易發佈之公告(「公告」)。買賣交易條款之詳情載於　貴公司於二零零四年四月十六日向股東刊發之通函(「通函」，本函件為其中之部份)內。除文義另有所指外，通函使用之辭彙在本函件中具有相同涵義。

根據上市規則第14A章，持續關連買賣交易將構成　貴公司之持續關連交易，須遵守披露規定，但根據上市規則第14A.34條豁免有關獨立股東批准的規定。然而，根據上海證券交易所之規則，持續關連買賣交易及其他買賣交易均須於　貴公司股東大會上徵得獨立股東批准。　貴公司已成立獨立董事委員會，以審議協議及買賣交易並向獨立股東提供相關的推薦意見。獨立董事委員會由黃顯榮先生、吳張先生及張鶴鏞先生(均為獨立非執行董事)組成。吾等獲　貴公司委任就協議及買賣交易向獨立董事委員會提供意見。此函件載有吾等就協議及其擬進行之交易(包括持續關連買賣交易及其他買賣交易)是否公平合理及是否符合　貴公司與股東之整體利益，向獨立董事委員會提供的意見。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

(H股股份代號：0874)

敬啟者：

持續關連交易

吾等謹此提述本公司於二零零四年四月十六日刊發之通函(「通函」)，本函件為其中之部份。除文義另有所指外，通函中使用之辭彙在本函件中具有相同之涵義。

吾等獲委任審議協議及其項下交易(包括買賣交易)並就(i)協議及買賣交易之條款是否公平合理；及(ii)協議及買賣交易是否符合本公司與股東之整體利益，向獨立股東提供意見。協議及買賣交易之詳情載於通函第4至14頁所載之「董事會函件」。

大唐域高已獲委任為吾等之獨立財務顧問，就協議及買賣交易向吾等提供意見。大唐域高之相關意見及推薦意見之詳情連同其達致該等意見及推薦意見之主要考慮因素及理由，載於通函第16至22頁。

經考慮大唐域高之意見及推薦意見後，吾等認為協議及買賣交易之條款對獨立股東而言確屬公平合理，且符合本公司及股東之整體利益。因此，吾等建議獨立股東於股東週年大會上投票贊成有關協議及其項下交易(包括買賣交易)之決議案。

此致

列位獨立股東 台照

代表
獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
黃顯榮	**吳張**	**張鶴鏞**
謹啟	謹啟	謹啟

二零零四年四月十六日

7. 其他資料

閣下敬請垂注本通函的附錄所載的其他資料。

此致

列位股東 台照

代表董事會
主席
蔡志祥
謹啟

二零零四年四月十六日

(b) 至少兩名親身出席大會且當時有權在會上投票的股東或受委代表；或

(c) 一名或多名親身出席大會且代表全體有權在會上投票的股東所有投票權總額不少於十分之一的股東或受委代表。

投票表決的要求可由提出要求的人士撤回。

根據上市規則的規定，將在股東週年大會上提呈以批准協議及買賣交易的決議案將以投票方式進行表決。投票表決結果將在股東週年大會結束後的下一個營業日在報章公佈。

於最後可行日期，廣藥合共持有513,000,000股股份，佔本公司現有已發行股本約63.26%。廣藥及其聯繫人將於股東週年大會上就協議及買賣交易放棄投票。

6. 推薦意見

本公司已成立獨立董事委員會，以審議協議及買賣交易，並向獨立股東提供相關的推薦意見。獨立董事委員會由黃顯榮先生、吳張先生及張鶴鏞先生（均為獨立非執行董事）組成。此外，大唐域高已獲委任為獨立董事委員會的獨立財務顧問，就協議及買賣交易提供意見。

閣下敬請垂注(i)本通函第15頁所載的獨立董事委員會函件，當中載有獨立董事委員會向獨立股東提供的推薦意見；及(ii)本通函第16至22頁所載大唐域高的函件，當中載有大唐域高就協議及買賣交易向獨立董事委員會提供的意見及推薦意見。

經考慮大唐域高的意見及推薦意見後，獨立董事委員會認為協議及其項下交易（包括買賣交易）的條款對獨立股東而言屬公平合理，亦符合本公司及股東的整體利益。因此，獨立董事委員會推薦獨立股東投票贊成將在股東週年大會上提呈的決議案以批准協議及買賣交易。

(g) 廣藥應向聯交所承諾，只要本公司股份仍於聯交所上市，及廣藥仍為本公司主要股東(上市規則賦予的涵義)，廣藥將提供充分之有關記錄予本公司核數師，使核數師可如上文第(f)段所述審閱持續關連買賣交易。

倘超逾上文第(b)及(c)段所規定適用於持續關連銷售交易及持續關連購買交易的年度上限，或倘本集團於日後與任何關連人士(定義見上市規則)訂立任何新協議，除非本公司提出申請，並已獲聯交所另行給予豁免，否則本公司必須遵守上市規則第14A章關於關連交易的有關規定。

5. 獨立股東在股東週年大會上的批准

由於截至二零零六年十二月三十一日止三個年度各年根據協議進行的銷售交易及購買交易各自的最高總額均定為人民幣169,600,000元(相等於約160,000,000港元)，高於人民幣30,000,000元(相等於約28,302,000港元)，根據上海證券交易所的規則，協議必須於本公司股東大會上獲獨立股東的批准。

董事建議於股東週年大會上徵求獨立股東批准協議及買賣交易。本公司訂於二零零四年六月十一日上午十時正假座中國廣東省廣州市沙面北街45號召開股東週年大會，以(其中包括)考慮及酌情批准協議及買賣交易。召開股東週年大會的通告及股東週年大會適用的代表委任表格已連同本通函一併寄發予股東。無論股東能否親身出席股東週年大會，均應按代表委任表格所印備的指示將表格填妥並儘快交回，且交回表格的時間無論如何不得遲於股東週年大會指定舉行時間前24小時。填妥及交回代表委任表格後，股東仍可按意願親身出席股東週年大會或其任何續會並於會上投票。

根據本公司組織章程細則第69條，在股東大會上提呈表決的決議案須由親身出席大會的股東或受委代表以舉手方式表決，惟下列人士可要求(不論在舉手表決進行前或進行後)投票表決：

(a) 大會主席；或

(c) 於截至二零零六年十二月三十一日止三個財政年度各年，就持續關連購買交易的最高總額而言，(1)按年計的各百分比率（溢利率除外）將少於2.5%；或(2)各百分比率（溢利率除外）將少於25%，而年度代價低於10,000,000港元（相等於約人民幣10,600,000元）；

(d) 持續關連買賣交易的詳情，包括交易日期、交易各方、彼等的關連關係概述、交易簡介、其目的、交易的總代價及條款、關連人士於交易的利益的性質及程度，應按照經修訂上市規則第14A.45條的規定，在交易發生後本公司的下一份年報及賬目中披露；

(e) 本公司的獨立非執行董事應每年審閱持續關連買賣交易，並於交易發生後本公司的下一份年報中確認，持續關連買賣交易已按照上文第(a)、(b)及(c)段所載的方式進行，及倘本公司的獨立非執行董事因任何理由拒絕或未能提供本段所述的確認，董事應即時通知聯交所；

(f) 本公司的核數師應每年審閱持續關連買賣交易，並向董事會提交函件，確認；

(i) 持續關連買賣交易已獲董事批准；

(ii) 於截至二零零六年十二月三十一日止財政年度各年進行的持續關連銷售交易的總金額，並無超出上文(b)段所規定的年度上限；

(iii) 於截至二零零六年十二月三十一日止財政年度各年進行的持續關連購買交易的總金額，並無超出上文(c)段所規定的年度上限；

(iv) 持續關連銷售交易乃按照本公司的定價政策進行；及

(v) 持續關連買賣交易已根據監管該等交易的有關協議的條款進行。

倘本公司的核數師因任何理由拒絕委任或未能提供核數師函件，董事應即時通知聯交所；及

4 根據上市規則界定的持續關連交易

如本通函上文「訂立協議的理由」一段所述，白雲山企業及白雲山製藥均不會被視為廣藥的聯繫人，而根據上市規則其他買賣交易亦將不構成本公司的持續關連交易。

根據上市規則第14A章，本集團與廣藥集團之間的持續關連買賣交易將構成本公司的持續關連交易。經覆核近年的各年度的持續關連銷售交易及持續關連購買交易的金額後，董事預計，於未來年度，各財政年度的持續關連銷售交易及持續關連購買交易各自的總金額將不會超過10,000,000港元（相等於約人民幣10,600,000元），且持續關連銷售交易及持續關連購買交易的各項百分比率（溢利率除外）均將低於25%。按此基準，持續關連買賣交易僅需遵守披露規定，但根據上市規則第14A.34條獲豁免有關獨立股東批准的規定。但是，如下文「獨立股東在股東週年大會上的批准」一段所述，根據上海證券交易所的規則，涵蓋持續關連買賣交易及其他買賣交易的協議須於本公司的股東大會上獲獨立股東批准。

此外，本公司將遵守以下有關持續關連買賣交易的條件：

(a) 持續關連買賣交易應：

  (i) 於本集團的一般正常業務範圍內訂立；

  (ii) 按一般商業條款，或如無足以比較的交易可判斷該等交易是否按一般商業條款進行，則按不遜於本集團給予或獲自（倘適用）獨立第三方的條款訂立；及

  (iii) 根據監管該等交易的協議的條款，該等交易按公平合理並符合本公司股東整體利益的條款進行；

(b) 於截至二零零六年十二月三十一日止三個財政年度各年內，就持續關連銷售交易的最高總額而言，(1)按年計的各百分比率（溢利率除外）將少於2.5%；或(2)各百分比率（溢利率除外）將少於25%，而年度代價低於10,000,000港元（相等於約人民幣10,600,000元）；

5. 本集團於截至二零零一年、二零零二年及二零零三年十二月三十一日止三個財政年度的營業額分別約為人民幣5,334,029,000 元，人民幣5,943,823,000元及人民幣6,973,113,000元（這些數字摘錄自本公司按照香港公認會計原則編製的賬目）。

6. 本集團於截至二零零一年、二零零二年及二零零三年十二月三十一日止三個財政年度的銷售成本分別約為人民幣4,165,306,000元，人民幣4,630,443,000元及人民幣5,576,164,000元（這些數字摘錄自本公司按照香港公認會計原則編製的賬目）。

董事估計，於截至二零零六年十二月三十一日止三個財政年度各年：(i)由於持續關連銷售交易及其他銷售交易的總額分別不會超過10,000,000港元（相等於約人民幣10,600,000元）及150,000,000港元（相等於約人民幣159,000,000元），因此銷售交易的總額將不超過160,000,000港元（相等於約人民幣169,600,000元）；及(ii) 由於持續關連購買交易及其他購買交易的總額分別不會超過10,000,000港元（相等於約人民幣10,600,000元）及150,000,000港元（相等於約人民幣159,000,000元），因此購買交易的總額將不超過160,000,000 港元（相等於約人民幣169,600,000元）。該等額度的基準乃參考以下各項釐定：(a)如上表所示於截至二零零三年十二月三十一日止三個年度各年的持續關連銷售交易、其他銷售交易、持續關連購買交易及其他購買各自的備考每年金額；及(b)預期本集團的業務於截至二零零六年十二月三十一日止三個年度將進一步增長，故銷售交易及購買交易各自的總額將會增長。因此，預期本集團向/自廣藥集團、白雲山集團及白雲山製藥集團銷售及購買藥物、藥物原材料及醫療器械各自的交易額將有所增加。

董事（包括獨立非執行董事）認為，買賣交易將於本集團的一般正常業務範圍內進行。此外，各項買賣交易將會經公平基準磋商，並按一般商業條款或不遜於本集團給予或獲自（倘適用）獨立第三方的條款進行。因此，董事（包括獨立非執行董事）認為，買賣交易（包括持續關連買賣交易及其他買賣交易）的條款對股東整體而言屬公平合理。

購買交易

本集團購買藥物、藥物原材料及醫療器械自以下各方：	截至二零零一年十二月三十一日止年度 人民幣千元	截至二零零一年十二月三十一日止年度 估銷售成本的百分比(%)(附註6)	截至二零零二年十二月三十一日止年度 人民幣千元	截至二零零二年十二月三十一日止年度 估銷售成本的百分比(%)(附註6)	**截至二零零三年十二月三十一日止年度 人民幣千元**	**截至二零零三年十二月三十一日止年度 估銷售成本的百分比(%)(附註6)**
廣藥集團(即持續關連購買交易)(附註1及2)	1,975	0.047	1,661	0.036	**6,815**	**0.122**
白雲山集團及白雲山製藥集團(即其他購買交易)(附註1、3及4)	41,855	1.005	75,615	1.633	**100,113**	**1.796**
備考購買交易每年價值	43,830	1.052	77,276	1.669	**106,928**	**1.918**

附註：

1. 假設本集團已於二零零一年一月一日完成向廣藥收購盈邦公司51%股權(詳情已在本公司於二零零四年二月六日刊發的公告中披露)。因此，盈邦公司截至二零零三年十二月三十一日止三個年度一直為本集團的附屬公司。

2. 以上文附註1所述的假設為基準，不考慮本公司截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度的年報所載的盈邦公司與本集團其他公司之間的交易。

3. 假設將六間公司的股權自廣藥轉讓至白雲山製藥已於二零零一年一月一日完成。

4. 以上文附註1及3所述的假設為基準，包括盈邦公司與(i)白雲山集團及(ii)白雲山製藥集團(包括上文附註3提及的六家公司)之間的銷售及購買藥物、藥物原料及醫療器械的交易。

正如本公司於二零零四年二月六日的公告中所述，根據廣州市政府於二零零零年十一月十五日發出的指令，廣藥獲委任就面對財政困擾的白雲山集團，監察其債務重組。廣藥僅代表廣州市政府出任白雲山企業的唯一股東，如未經廣州市政府同意，廣藥無權代廣州市政府行使於白雲山企業的投票權。因此，白雲山企業並非廣藥之附屬公司。本公司於二零零四年二月六日發出的公告亦列載，廣藥(i)並無在白雲山製藥的股東大會上行使或控制行使30%或以上的投票權；及(ii)並無控制白雲山製藥董事會大部份成員的組成。故此根據上市規則，白雲山企業及白雲山製藥均不會被視為廣藥的聯繫人，而其他買賣交易將不會構成本公司的持續關連交易。然而，經考慮廣藥、白雲山企業及白雲山製藥如本段所述的關係後，本公司與廣藥訂立協議，以監管截至二零零六年十二月三十一日止三個財政年度的買賣交易，尤其是，規定截至二零零六年十二月三十一日止三個財政年度各年的持續關連銷售交易、其他銷售交易、持續關連購買交易及其他購買交易各自的最高總額。

截至二零零三年十二月三十一日止三個財政年度進行的買賣交易概要如下：

銷售交易

	截至二零零一年十二月三十一日止年度		截至二零零二年十二月三十一日止年度		**截至二零零三年十二月三十一日止年度**	
本集團出售藥物、藥物原材料及醫療器械予以下各方：	人民幣千元	佔營業額的百分比(%)（附註5）	人民幣千元	佔營業額的百分比(%)（附註5）	**人民幣千元**	**佔營業額的百分比(%)（附註5）**
廣藥集團（即持續關連銷售交易）（附註1及2）	3,848	0.072	288	0.005	**215**	**0.003**
白雲山集團及白雲山製藥集團（即其他銷售交易）（附註1、3及4）	38,118	0.715	65,352	1.099	**104,025**	**1.492**
備考銷售交易每年價值	41,966	0.787	65,640	1.104	**104,240**	**1.495**

(2) 購買交易的最高總額將為160,000,000 港元(相等於約人民幣169,600,000 元),包括持續關連購買交易最高總額10,000,000港元(相等於約人民幣10,600,000元),以及其他購買交易最高總額150,000,000 港元(相等於約人民幣159,000,000元)。

本公司與廣藥已同意以下事項並載於協議內:

a. 各買賣交易將於(i)本集團一般正常業務範圍內;(ii)按個別及公平基準;及(iii)按一般商業條款,或如無足以比較的交易可判斷該等交易是否按一般商業條款進行,則按不遜於本集團給予或獲自(倘適用)獨立第三方的條款進行;

b. 持續關連買賣交易每年將由獨立非執行董事及本公司核數師審閱,其各自的有關報告連同持續關連買賣交易的資料,將會載於有關的持續關連買賣交易發生後本公司的下一份年報;及

c. 於本公司核數師審閱持續關連買賣交易期間,廣藥將提供其有關紀錄予本公司核數師。

3. 訂立協議的理由

本集團主要從事(i)生產及銷售中成藥及(ii)批發、零售及進出口中西藥品及多種醫療器械。

廣藥屬中國國營企業,為持有本公司已發行股本約63.26%之控股股東。廣藥集團主要從事西藥開發、製造及貿易業務。

白雲山集團為中國之國營企業,旗下有超過40家附屬公司,業務涵蓋各個行業。白雲山製藥為白雲山企業其中一家附屬公司。白雲山製藥集團從事開發、製造及銷售藥物。

本集團於其日常業務中,向/自廣藥集團、白雲山集團及白雲山製藥集團出售/購買藥物、藥物原材料及醫療器械。

根據上市規則，其他買賣交易將不會構成本公司的關連交易。根據上市規則第14A章，持續關連買賣交易（包括本集團與廣藥集團之間簽訂的持續關連銷售交易及持續關連購買交易）將構成本公司的持續關連交易。根據協議，各財政年度的持續關連銷售交易及持續關連購買交易各自的總金額均不會超過10,000,000港元。持續關連買賣交易將須遵守披露規定，但根據上市規則第14A.34條獲豁免有關獨立股東批准的規定。

根據上海證券交易所的規則，涵蓋持續關連買賣交易及其他買賣交易的協議須於本公司的股東大會上獲獨立股東批准。股東週年大會將提呈審議及酌情通過有關批准協議及其擬進行之交易（包括買賣交易）的決議案。廣藥及其聯繫人將於股東週年大會上放棄就協議及買賣交易投票。

本公司已成立獨立董事委員會，以審議協議及買賣交易，並向獨立股東提供相關的推薦意見。獨立董事委員會由黃顯榮先生、吳張先生及張鶴鏞先生（均為獨立非執行董事）組成。獨立董事委員會各成員概無於買賣交易擁有任何利益。大唐域高已獲委任為獨立董事委員會的獨立財務顧問，就協議及買賣交易提供意見。

本通函旨在(i)向 閣下提供協議及買賣交易的詳情；(ii)載列獨立董事委員會及大唐域高融資有限公司各自之函件，當中載有彼等關於協議及買賣交易的意見及推薦意見；及(iii)向 閣下提供有關本集團的資料。

2. 協議

於二零零四年三月二十六日，本公司與廣藥簽訂協議。根據協議，訂約雙方同意於截至二零零六年十二月三十一日止三個財政年度的各年：

(1) 銷售交易的最高總額為160,000,000 港元（相等於約人民幣169,600,000元），包括持續關連銷售交易最高總額10,000,000港元（相等於約人民幣10,600,000元），以及其他銷售交易最高總額150,000,000港元（相等於約人民幣159,000,000元）；及



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

(H股股份代號：0874)

執行董事
蔡志祥先生
李益民先生
馮贊勝先生
周躍進先生

獨立非執行董事
黃顯榮先生
吳張先生
張鶴鏞先生

監事
陳燦英先生
歐陽強先生
鍾育贛先生

註冊辦事處及主要營業地點
中國廣東省
廣州市
沙面北街45號

香港營業地點
香港
金鐘道89號
力寶中心第2座
20樓2005室

敬啟者：

持續關連交易

1. 緒言

董事於二零零四年三月二十六日宣佈，本公司與廣藥已就截至二零零六年十二月三十一日止三個財政年度的買賣交易(即持續關連買賣交易及其他買賣交易)簽訂協議。

「上市規則」	指	香港聯合交易所有限公司證券上市規則
「其他購買交易」	指	本集團向白雲山集團及白雲山製藥集團購買藥物、藥物原材料及醫療器械
「其他銷售交易」	指	本集團向白雲山集團及白雲山製藥集團出售藥物、藥物原材料及醫療器械
「其他買賣交易」	指	其他銷售交易及其他購買交易
「百分比率」	指	上市規則賦予的涵義
「溢利率」	指	上市規則賦予的涵義
「中國」	指	中華人民共和國
「購買交易」	指	持續關連購買交易及其他購買交易
「人民幣」	指	中國法定貨幣人民幣
「銷售交易」	指	持續關連銷售交易及其他銷售交易
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中面值人民幣1.00元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「買賣交易」	指	持續關連買賣交易(即持續關連銷售交易及持續關連購買交易)及其他買賣交易(即其他銷售交易及其他購買交易)
「盈邦公司」	指	廣州醫藥集團盈邦營銷有限公司，於中國註冊成立的公司，現時為本公司擁有51%股權的附屬公司
「%」	指	百分率

於本通函內，除另有指明外，人民幣金額按1.00港元兑人民幣1.06元兑換為港元，僅為方便説明，並不表示任何金額的人民幣或港元已按或可按該滙率或任何其他滙率兑換。

「持續關連銷售交易」 指 本集團向廣藥集團銷售藥物、藥物原材料及醫療器械，根據上市規則被視為持續關連交易

「持續關連買賣交易」 指 持續關連銷售交易及持續關連購買交易

「董事」 指 本公司之董事

「大唐域高」 指 大唐域高融資有限公司，根據證券及期貨條例獲發牌從事第1類及第6類受監管活動的持牌法團，為獨立董事委員會的獨立財務顧問，就協議及買賣交易提供意見

「本集團」 指 本公司及其附屬公司

「廣藥」 指 廣州醫藥集團有限公司，於中國註冊成立的國營公司，為本公司的控股股東

「廣藥集團」 指 廣藥及其附屬公司及彼等的聯繫人，惟不包括本集團

「廣藥避免同業競爭協議」 指 本公司及廣藥於一九九七年九月一日訂定的避免同業競爭及優先拒絕權協議，其詳情載於本公司在一九九七年十月二十一日所刊發的售股章程「本集團之資料」內「避免同業競爭及優先拒絕權協議」一段

「H股」 指 本公司普通股股本中每股面值人民幣1.00元之海外上市外資股，於聯交所上市

「港元」 指 香港法定貨幣港元

「獨立董事委員會」 指 本公司將予成立以考慮協議及買賣交易的條款的獨立董事委員會

「獨立股東」 指 廣藥及其聯繫人以外之股東

「獨立第三方」 指 按上市規則定義，並非本公司關連人士之人士或實體

「最後可行日期」 指 二零零四年四月十三日，即本通函刊印前就確定其中所載若干資料之最後實際可行日期

於本通函內，除文義另有所指外，以下詞語具有下列涵義：

「A股」	指	本公司普通股股本中每股面值人民幣1.00元以人民幣計值之內資股
「股東週年大會」	指	本公司訂於二零零四年六月十一日上午十時正假座中國廣東省廣州市沙面北街45號2樓召開的股東週年大會，旨在(其中包括)審議及酌情通過有關批准協議及其擬進行之交易(包括買賣交易)的決議案
「協議」	指	本公司與廣藥就買賣交易於二零零四年三月二十六日訂立的協議
「聯繫人」	指	上市規則賦予的涵義
「董事會」	指	董事會
「白雲山製藥」	指	廣州白雲山製藥股份有限公司，在中國註冊成立的公司，其證券於深圳證券交易所上市
「白雲山製藥集團」	指	白雲山製藥及其附屬公司
「白雲山製藥避免同業競爭協議」	指	本公司及白雲山製藥於二零零四年二月六日訂定之避免同業競爭協議，其詳情於本公司在二零零四年二月六日所刊發的公告中披露
「白雲山企業」	指	廣州白雲山企業集團有限公司，在中國註冊成立的國營公司
「白雲山集團」	指	白雲山企業及其附屬公司
「本公司」	指	廣州藥業股份有限公司，於中國註冊成立的公司，其證券於聯交所及上海證券交易所上市
「持續關連購買交易」	指	本集團向廣藥集團購買藥物、藥物原材料及醫療器械，根據上市規則被視為持續關連交易

目錄

頁次

釋義 1

董事會函件

1. 緒言 4
2. 協議 5
3. 訂立協議的理由 6
4. 根據上市規則界定的持續關連交易 10
5. 獨立股東在股東週年大會上的批准 12
6. 推薦意見 13
7. 其他資料 14

獨立董事委員會函件 15

大唐域高之函件 16

附錄 — 一般資料 23

閣下對本通函或應採取之行動**如有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部廣州藥業股份有限公司(「本公司」)之股份，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該內容而引致之任何損失承擔任何責任。


GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

(H股股份代號：0874)

持續關連交易

本公司之財務顧問


CASH

時富融資有限公司

獨立董事委員會之獨立財務顧問

VINCO 域高

大唐域高融資有限公司

本公司獨立董事委員會(「獨立董事委員會」)之函件載於本通函第15頁。

大唐域高融資有限公司致獨立董事委員會之意見函件載於本通函第16至22頁。

二零零四年四月十六日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares in Guangzhou Pharmaceutical Company Limited (the "Company"), you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.


GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

RECEIVED

CONNECTED TRANSACTION
SUBSCRIPTION OF NEW SHARES
IN A SUBSIDIARY BY CONNECTED PERSONS

Financial adviser to the Company


CASH

Celestial Capital Limited

Joint independent financial advisers to the Independent Board Committee



Karl Thomson Financial Advisory Limited



Barits Securities (Hong Kong) Limited

A letter from the Independent Board Committee is set out on page 14 of this circular.

A letter from Karl Thomson and Barits containing their advice to the Independent Board Committee is set out on pages 15 to 22 of this circular.

1 September 2003

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD

1. Introduction 4
2. Subscription Agreement 5
3. Shareholding Structure of Guangzhou Hanfang 9
4. Information on the Group and Guangzhou Hanfang 10
5. Information on the Subscribers 11
6. Reasons for the Subscription 11
7. Connected Transaction 12
8. Recommendation 13
9. Further Information 13

LETTER FROM THE INDEPENDENT BOARD COMMITTEE 14

LETTER FROM KARL THOMSON AND BARITS 15

APPENDIX I - VALUATION REPORTS 23

APPENDIX II - GENERAL INFORMATION 37

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"A Share(s)"	Renminbi-donominated domestic share(s) in the ordinary share capital of the Company, with a nominal value of RMB1.00 each
"associates"	has the meaning ascribed to it under the Listing Rules
"Barits"	Barits Securities (Hong Kong) Limited, the joint independent financial adviser to the Independent Board Committee and a deemed licenced corporation under the SFO.
"Board"	the board of Directors
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on the Stock Exchange and the Shanghai Stock Exchange
"Directors"	the directors of the Company
"GH Executive Directors"	all the executive directors of Guangzhou Hanfang, namely Ms. Liu Ju Yan, Mr. Mo Shang Zhi and Mr. Cai Xing Chun
"GH Share(s)"	a unit (units) of RMB1 in the registered capital of Guangzhou Hanfang
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a company incorporated in the PRC. It is interested in approximately 63.26% of the issued share capital of the Company and is the controlling shareholder of the Company
"Guangzhou Hanfang"	廣州漢方現代中藥研究開發有限公司 (Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited), a company incorporated in the PRC and an approximately 97.44% owned subsidiary of the Company before the completion of the Subscription and an approximately 58.49% owned subsidiary of the Company after the completion of the Subscription

"H Share(s)"	overseas listed foreign share(s) in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange.
"Huadong Chinese Medicine"	華東中藥工程集團有限公司 (Huadong Chinese Medicine Engineering Group Limited), a company incorporated in the PRC and an Independent Third Party
"Independent Board Committee"	the independent board committee of the Board comprising Mr. Chu Youlin, David, Mr. Zhang Bohua, Mr. Liu Jinxiang, Mr. Wu Zhang and Mr. Huang Buren who are the independent non-executive Directors
"Independent Shareholders"	Shareholders other than GPHL and their associates
"Independent Third Party"	a person or entity who/which is not a connected person of the Company or its subsidiaries as defined in the Listing Rules
"Karl Thomson"	Karl Thomson Financial Advisory Limited, the joint independent financial adviser to the Independent Board Committee and a deemed licensed corporation under the SFO
"Latest Practicable Date"	27 August 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Original Shareholders"	the shareholders of Guangzhou Hanfang prior to the completion of the Subscription Agreement, namely the Company, 廣州陳李濟藥廠 (Guangzhou Chen Li Ji Chinese Medicine Factory), 廣州中一藥業有限公司 (Guangzhou First Chinese Medicine Co., Ltd.), 廣州敬修堂(藥業)股份有限公司 (Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.), and 廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute)
"PRC"	the People's Republic of China
"RMB"	Renminbi, the official currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Shareholders"	shareholders of the Company
"Share(s)"	share(s) of RMB1 each in the capital of the Company
"Subscribers"	GPHL, Huadong Chinese Medicine, the GH Executive Directors, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan
"Subscription"	the subscription of the Subscription Shares by the Subscribers pursuant to the Subscription Agreement
"Subscription Agreement"	the unconditional subscription agreement dated 28 February 2003 entered into among the Original Shareholders and the Subscribers
"Subscription Shares"	33,284,300 new GH Shares subscribed by the Subscribers pursuant to the Subscription Agreement
"Tangible Assets"	the tangible assets injected into the Guangzhou Hanfang as the consideration for the Subscription Shares subscribed by GPHL
"%"	per cent.


GPC
廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

Executive Directors
Mr. CAI Zhixiang
Mr. LI Yimin
Mr. FENG Zansheng
Mr. ZHOU Yuejin

Independent non-executive Directors
Mr. CHU Youlin, David
Mr. ZHANG Bohua
Mr. LIU Jinxiang
Mr. WU Zhang
Mr. HUANG Buren

Supervisors
Mr. CHEN Canying
Mr. TAN Sima
Mr. LUO Jidong

Registered office and principal place of business
45 Sha Mian North Street,
Guangzhou City,
Guangdong Province, PRC

Place of business in Hong Kong
Room 2005, 20th Floor
Tower Two, Lippo Center
89 Queensway
Hong Kong

1 September 2003

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
SUBSCRIPTION OF NEW SHARES
IN A SUBSIDIARY BY CONNECTED PERSONS

1. INTRODUCTION

The Board announced on 11 August 2003 that the Original Shareholders and the Subscribers entered into the Subscription Agreement on 28 February 2003 whereby the Subscribers agreed to subscribe for 33,284,300 new GH Shares at RMB1 per GH Share.

The consideration of RMB1 per Subscription Share represented a premium of approximately 18.9% over the net assets per GH Share of approximately RMB0.841 based on the audited net assets of Guangzhou Hanfang as at 31 December 2002. The total consideration for the Subscription Shares amounted to RMB33,284,300 and was settled as to approximately 77% by the Tangible Assets while the remaining approximately 23% was settled by cash.

Since GPHL and the GH Executive Directors, each being one of the Subscribers, were connected persons of the Company, the Subscription Agreement constituted a connected transaction of the Company under the Listing Rules.

The purpose of this circular is (i) to provide you with the details of the Subscription Agreement; and (ii) to set out the advice of the Independent Board Committee and the joint independent financial advisers with respect to the terms of the Subscription Agreement.

2. SUBSCRIPTION AGREEMENT

Date

28 February 2003

Subscription

Pursuant to the Subscription Agreement, the Subscribers agreed to subscribe for the Subscription Shares, being 33,284,300 new GH Shares, in Guangzhou Hanfang, an approximately 97.44% owned subsidiary of the Company as at the date of the Subscription Agreement.

Subscribers

GPHL *(Note 1)*
Huadong Chinese Medicine *(Note 2)*
Ms. Liu Ju Yan *(Note 3)*
Mr. Mo Shang Zhi *(Note 3)*
Mr. Cai Xing Chun *(Note 3)*
Mr. Zhao Xiang Yong *(Note 3,4)*
Mr. Ge Fa Huan *(Note 3,4)*

Notes:

1. GPHL is interested in approximately 63.26% of the issued share capital of the Company and is the controlling shareholder of the Company.

2. Huadong Chinese Medicine is an Independent Third Party.

3. The board of Guangzhou Hanfang comprises 3 executive directors, namely Ms. Liu Ju Yan, Mr. Mo Shang Zhi and Mr. Cai Xing Chun, and 4 non-executive directors. In addition to the executive directors, 2 senior staff members of Guangzhou Hanfang, namely Mr. Zhao Xiang Yong and Mr. Ge Fa Huan, are also involved in the active management of Guangzhou Hanfang. Thus, all the members of the active management of Guangzhou Hanfang have subscribed for Subscription Shares.

4. Mr. Zhao Xiang Yong and Mr. Ge Fa Huan are not connected with the Directors, chief executive or substantial shareholders of the Company or any of their respective associates. Neither of them holds shares in the Company.

As GPHL and the GH Executive Directors were connected persons of the Company, the Subscription constituted a connected transaction under the Listing Rules.

Consideration

The consideration for the Subscription Shares was RMB1 per Subscription Share. The total consideration paid by and the number of Subscription Shares received by each of the Subscribers were as follows:

Subscriber	**Total consideration paid** *(RMB)*	**Number of Subscription Shares received**
GPHL	25,634,300	25,634,300
Huadong Chinese Medicine	5,000,000	5,000,000
Ms. Liu Ju Yan	600,000	600,000
Mr. Mo Shang Zhi	550,000	550,000
Mr. Cai Xing Chun	500,000	500,000
Mr. Zhao Xiang Yong	500,000	500,000
Mr. Ge Fa Huan	500,000	500,000
	33,284,300	33,284,300

The consideration payable by GPHL for its Subscription shares was settled by the Tangible Assets comprising the land use rights of a piece of land (the "Land") with a total area of approximately 61,700 square meters situated at 從化市桃園鎮雲星大道268號(No.268, Yun Xing Da Road, Tao Yuan Town, Cong Hua City, Guangdong Province, the PRC) (formerly known as 中國廣東省從化市城郊鎮塘下村「園仔岭」("Yuan Zai-Ling" Tang Xia Village, Cheng Jiao Town, Cong Hua City, Guangdong Province, the PRC)), six buildings (collectively, the "Buildings"), ancillary structures, machinery and equipment. The Buildings in aggregate have a gross floor area of approximately 5,800 square meters and are situated on the Land. For details of the Tangible Assets, please refer to the valuation reports of Greater China Appraisal Limited set out in Appendix I of this circular.

The original owner of the Tangible Assets was 廣州市電力總公司 (Guangzhou Electricity Corporation). Pursuant to 廣州市財政局文件 [2002] 583號 (Document no. [2002] 583 of Guangzhou Finance Bureau) dated 10 May 2002, the Tangible Assets were allocated to GPHL at zero consideration. GPHL, in turn, transferred the Tangible Assets to Guangzhou Hanfang as consideration for its Subscription Shares. Guangzhou Hanfang has obtained a State-owned Land Use Right Certificate and six Real Estate Ownership Certificates with respect to the Land and Buildings as follows:

Certificates	Date of issue	Issuing Authority	Expiry date
State-owned Land Use Right Certificate	26 August 2003	People's Government of Cong Hua City	21 December 2043
6 Real Estate Ownership Certificates	27 August 2003	People's Government of Guangdong Province	21 December 2043

According to the PRC legal opinion dated 29 August 2003 issued by Z & T Law Firm, the above certificates entitle Guangzhou Hanfang to freely transfer, lease, and mortgage the Land and Buildings during their unexpired terms without paying any additional land premium to the relevant government authorities.

For the purpose of determining the consideration for the Subscription shares, the value of the Tangible Assets was based on the valuation of Guangzhou Yangcheng Certified Public Accountants in the amount of RMB25,634,300 as at 31 December 2002. For the purpose of this circular, Greater China Appraisal Limited, was appointed by the Company as an independent valuer to issue an updated valuation of the Tangible Assets. The Tangible Assets were valued by Greater China Appraisal Limited at the aggregate amount of RMB25,980,000 as at 30 June 2003. The valuation reports of Greater China Appraisal Limited are set out in Appendix I to this circular.

The consideration payable by the remaining Subscribers, namely Huadong Chinese Medicine, Ms. Liu Ju Yan, Mr. Mo Shang Zhi and Mr. Cai Xing Chun, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan, was fully settled by cash by 15 April 2003.

Basis for determining the consideration

The Subscription Shares represented approximately 66.57% of the registered capital of Guangzhou Hanfang as at the date of the Subscription Agreement and approximately 39.96% of the registered capital of Guangzhou Hanfang as enlarged by the Subscription.

The consideration of RMB1 per Subscription Share represented a premium of approximately 18.9% over the net asset per GH Share of approximately RMB0.841 based on the audited net assets of Guangzhou Hanfang as at 31 December 2002.

The consideration had been arrived after arm's length negotiation between the Original Shareholders and the Subscribers. The Board consider that the terms of the Subscription Agreement were fair and reasonable and were in the interests of the Company and the Shareholders as a whole.

Rights of the Subscription Shares

The Subscription Shares impart the same rights in all respects as the GH Shares in existence before the completion of the Subscription Agreement, including the right to receive distributions made after 17 April 2003, being the date of the completion of the Subscription as set out below.

Restriction on the transfer of the Subscription Shares

The Company and Huadong Chinese Medicine, which are interested in approximately 54.03% and approximately 6.00% of the registered capital of Guangzhou Hanfang respectively following the completion of the Subscription Agreement, will not be allowed to dispose of, transfer or pledge the GH Shares owned by them within 3 years from the date of the Subscription Agreement, being 28 February 2003, unless otherwise agreed by all the shareholders of Guangzhou Hanfang. The remaining Subscribers are not subject to the above restrictions on the transfer of their GH Shares.

Completion

The Subscription was completed on 17 April 2003, being the date on which the new business licence of Guanzhou Hanfang (reflecting its new registered capital and its new shareholding structure) was issued by 廣州市工商行政管理局(Guangzhou Industrial and Commerce Administration Bureau).

3. SHAREHOLDING STRUCTURE OF GUANGZHOU HANFANG

The Subscription introduced the Subscribers as new shareholders to Guangzhou Hanfang. Following the completion of the Subscription, the Company's interests (including direct and indirect interests) in the registered capital of Guangzhou Hanfang reduced from approximately 97.44% to approximately 58.49%. Set out below is the shareholding structure of Guangzhou Hanfang immediately before and after the completion of the Subscription:

Shareholders	Immediately before the completion of the Subscription		Immediately after the completion of the Subscription	
	No. of GH Shares	Approximate %	No. of GH Shares	Approximate %
Original Shareholders				
The Company	45,000,000	90.00	45,000,000	54.03
廣州陳李濟藥廠 (Guangzhou Chen Li Ji Chinese Medicine Factory) (Note 1)	2,000,000	4.00	2,000,000	2.40
廣州中一藥業有限公司 (Guangzhou First Chinese Medicine Co., Ltd.) (Note 2)	1,000,000	2.00	1,000,000	1.20
廣州敬修堂(藥業)股份有限公司 (Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.) (Note 3)	850,000	1.70	850,000	1.02
廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute)(Note 4)	1,150,000	2.30	1,150,000	1.39
Subscribers				
GPHL	—	—	25,634,300	30.78
Huadong Chinese Medicine	—	—	5,000,000	6.00
Ms. Liu Ju Yan	—	—	600,000	0.72
Mr. Mo Shang Zhi	—	—	550,000	0.66
Mr. Cai Xing Chun	—	—	500,000	0.60
Mr. Zhao Xiang Yong	—	—	500,000	0.60
Mr. Ge Fa Huan	—	—	500,000	0.60
Total	50,000,000	100.00	83,284,300	100.00

Notes:

1. 廣州陳李濟藥廠 (Guangzhou Chen Li Ji Chinese Medicine Factory) is a wholly owned subsidiary of the Company.

2. 廣州中一藥業有限公司 (Guangzhou First Chinese Medicine Co., Ltd.) is an approximately 97.02% owned subsidiary of the Company.

3. 廣州敬修堂(藥業)股份有限公司 (Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.) is an approximately 88.40% owned subsidiary of the Company.

4. 廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute) is a state-owned enterprise in the PRC. Its senior management, which is equivalent to the board of directors, consists of four members. All of them were directly or indirectly nominated by GPHL. Therefore, 廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute) is under the management control of GPHL and is therefore regarded as an associate of GPHL and a connected person of the Company.

4. INFORMATION ON THE GROUP AND GUANGZHOU HANFANG

The Group

The Group is principally engaged in (i) the manufacture and sale of Chinese patent medicine and (ii) the wholesale, retail, import and export of western and Chinese pharmaceutical products and various medical apparatus.

Guangzhou Hanfang

Guangzhou Hanfang is a subsidiary of the Company, and the main research and development arm of the Group. It is principally engaged in (i) the development of new Chinese medicine; and (ii) research and development in new production methods for Chinese medicine. The Group is principally a manufacturer, rather than researcher, of pharmaceutical products, and Guangzhou Hanfang is only a small subsidiary when compared to the overall size of the Group. As at 31 December 2002 and 31 March 2003, it had audited net assets of approximately RMB42.1 million and unaudited net assets of approximately RMB40.5 million, both representing approximately 1.7% of the Group's net assets as at such dates. In addition, as a research and development company, Guangzhou Hanfang does not generate revenue and therefore does not contribute to the profit of the Group. For the year ended 31 December 2002 and the three months ended 31 March 2003, Guangzhou Hanfang had an audited net loss of approximately RMB7.1 million and an unaudited net loss of approximately RMB1.5 million, respectively. During the same periods, the Group had an audited net profit of approximately RMB94.6 million and an unaudited net profit of approximately RMB52.4 million, respectively.

5. INFORMATION ON THE SUBSCRIBERS

GPHL

GPHL is the controlling shareholder of the Company holding 513,000,000 shares, representing approximately 63.26% of the issued share capital of the Company as at the date of the Subscription Agreement and the Latest Practicable Date. It is a state-owned enterprise in the PRC. Since its establishment in 1983, it has principally engaged in the development, manufacture and trading of western pharmaceutical products.

Huadong Chinese Medicine

Huadong Chinese Medicine is an Independent Third Party. Since its establishment in 1990, it has principally engaged in the research, development and manufacture of production equipment for Chinese medicine. It was accredited by 安徽省科學技術委員會(The Science & Technology Committee of Anhui Province) in 1994 as an Advanced Technology Enterprise (高新技術企業) in the PRC. "Advanced Technology Enterprise" is a recognition for enterprises with valuable achievement in the development of technology. Advanced Technology Enterprises normally enjoy tax benefits in the PRC.

Management of Guangzhou Hanfang

The management of Guangzhou Hanfang consists of the GH Executive Directors, namely Ms. Liu Ju Yan, Mr. Mo Shang Zhi and Mr. Cai Xing Chun, and 2 senior management staff, namely Mr. Zhao Xiang Yong and Mr. Ge Fa Huan. Mr. Zhao Xiang Yong and Mr. Ge Fa Huan are Assistant General Managers and are involved in the research and development operations of Guangzhou Hanfang.

6. REASONS FOR THE SUBSCRIPTION

The Directors consider the existing research and development in Chinese medicine and their production methods conducted by Guangzhou Hanfang are of strategic importance to the Group since it will help the Group to maintain its long term competitiveness in the market where new technology and new products are emerging every day.

Guangzhou Hanfang intends to set up a research and development center for conducting research in "modernized methods for extracting the useful ingredients of Chinese medicine" (中藥提取分離過程現代化) (the "Project"). At present, the production of Chinese medicine is largely based on traditional methods, such as boiling and grinding of herbs. The drawback of the traditional methods is that it produces medicine with redundant ingredients which are naturally present in the herbs. The quality of the medicine also tends to be inconsistent, since the traditional methods cannot control the proportion of useful and redundant ingredients. The aim of the Project is to develop new production methods which can extract the useful ingredients from the herbs without the redundant ingredients such that the medicine produced will have higher and more consistent quality.

Pursuant to the Subscription Agreement, GPHL and Huadong Chinese Medicine have become new shareholders of Guangzhou Hanfang. The Directors consider that the experience and expertise of GPHL and Huadong Chinese Medicine in the medical and pharmaceutical industry will be conducive to the Project. The Directors also consider the subscription of the Subscription Shares by the management of Guangzhou Hanfang will provide an incentive to the management and will be beneficial to the long term development of the Group.

In addition, the Tangible Assets will provide the facilities for Guangzhou Hanfang to implement the Project and to produce the medicine developed by it.

7. CONNECTED TRANSACTION

Since GPHL and the GH Executive Directors were connected persons of the Company, the Subscription Agreement constituted a connected transaction of the Company under the respective listing rules of the Stock Exchange and the Shanghai Stock Exchange.

Under the Listing Rules, the Subscription Agreement should have been conditional on the approval by the Independent Shareholders in general meeting. Due to an inadvertent oversight in reporting procedures by Guangzhou Hanfang, the Subscription Agreement was not made conditional on the approval by the Independent Shareholders before it was signed. Therefore, the Subscription constituted a breach of rule 14.26 of the Listing Rules.

Given that the Subscription was completed on 17 April 2003 and is irrevocable, the Board does not propose to convene a general meeting to seek ratification of the Subscription. Instead, the Board has formed the Independent Board Committee, comprising Mr. Chu Youlin, David, Mr. Zhang Bohua, Mr. Liu Jinxiang, Mr. Wu Zhang and Mr. Huang Buren, who are the independent non-executive Directors, to advise the Independent Shareholders as to whether the terms of the Subscription Agreement were fair and reasonable and in the interests of the Company and the Shareholders as a whole. Furthermore, the Board has appointed Karl Thomson and Barits to advise the Independent Board Committee.

8. RECOMMENDATION

Your attention is drawn to the "Letter from the Independent Board Committee" set out on page 14 of this circular which contains advice from the Independent Board Committee to the Independent Shareholders and the "Letter from Karl Thomson and Barits " set out on pages 15 to 22 of this circular which contains the advice from Karl Thomson and Barits to the Independent Board Committee.

9. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

For and on behalf of the Board
Cai Zhixiang
Chairman


GPC
廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

1 September 2003

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION SUBSCRIPTION OF NEW SHARES IN A SUBSIDIARY BY CONNECTED PERSONS

We refer to the circular of the Company dated 1 September 2003 (the "Circular"), of which this letter forms part. The terms used in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We, being the independent non-executive Directors constituting the Independent Board Committee, have been appointed by the Board to advise you as to whether the terms of the Subscription Agreement were fair and reasonable so far as the Independent Shareholders were concerned and the Subscription was in the interests of the Company and the Shareholders as a whole. Karl Thomson and Barits have been appointed as the joint independent financial advisers to advise us regarding the Subscription Agreement. Details of their advice, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out in their letter on pages 15 to 22 of the Circular. Your attention is also drawn to the "Letter from the Board" set out on pages 4 to 13 and the additional information set out in the appendices to the Circular.

Having considered the principal factors, reasons and the opinion mentioned in the letter of advice from Karl Thomson and Barits, we consider the terms of the Subscription Agreement were fair and reasonable so far as the Independent Shareholders were concerned and that the Subscription was in the interests of the Company and the Shareholders as a whole. Accordingly, we would have recommended the Independent Shareholders to vote in favour of the Subscription Agreement had a general meeting been held.

Yours faithfully,
For and on behalf of
Independent Board Committee

Chu Youlin, David	**Zhang Bohua**	**Liu Jinxiang**	**Wu Zhang**	**Huang Buren**
Independent non-executive Director	Independent non-executive Director	Independent non-executive Director	Independent non-executive Director	Independent non-executive Director

The following is the text of a letter of advice to the Independent Board Committee from Karl Thomson and Barits in connection with the Subscription Agreement, which has been prepared for the purpose of inclusion in this circular.





Karl Thomson Financial Advisory Limited
Room 801, Tower One
Lippo Centre
89 Queensway
Central
Hong Kong

Barits Securities (Hong Kong) Limited
Room 3406, 34/F
Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

1 September 2003

To The Independent Board Committee
Guangzhou Pharmaceutical Company Limited

Dear Sirs,

CONNECTED TRANSACTION
SUBSCRIPTION OF NEW SHARES IN A SUBSIDIARY
BY CONNECTED PERSONS

INTRODUCTION

We, Karl Thomson and Barits, refer to our appointment as the joint independent financial advisers to advise the Independent Board Committee as regards the fairness and reasonableness of the terms of the Subscription Agreement. Details of the Subscription Agreement are set out in the "Letter from the Board" contained in this circular, of which this letter forms part. Unless otherwise defined, capitalised terms used in this letter shall have the same meanings as defined in this circular.

On 11 August 2003 the Company announced that the Original Shareholders and the Subscribers entered into the Subscription Agreement on 28 February 2003 whereby the Subscribers agreed to subscribe for 33,284,300 new GH Shares for a total consideration of RMB33,284,300 (equivalent to RMB1 per GH Share). The Subscription Shares represented approximately 66.57% of the registered capital of Guangzhou Hanfang immediately before the Subscription and approximately 39.96% of the registered capital of Guangzhou Hanfang as enlarged by the Subscription. As a result of the Subscription, the registered capital of Guangzhou Hanfang increased from 50,000,000 shares to 83,284,300 shares whereas the Company's interests (including direct and indirect) in the registered capital of Guangzhou Hanfang reduced from approximately 97.44% to approximately 58.49%. Of those Subscribers, GPHL and the GH Executive Directors are connected persons of the Company, the Subscription Agreement therefore constituted a connected transaction of the Company under the respective listing rules of the Stock Exchange and the Shanghai Stock Exchange, and should have been conditional on the approval of the Independent Shareholders under the Listing Rules.

However, due to an inadvertent oversight in the reporting procedures by Guangzhou Hanfang, the Subscription Agreement was not made conditional on the approval by the Independent Shareholders before it was signed. The Subscription, therefore, constituted a breach of rule 14.26 of the Listing Rules and the Stock Exchange has stated that it reserves the right to take action against the Company and/or the Directors in respect of this breach of the Listing Rules. Shareholders should note that as the Subscription under the Subscription Agreement was completed on 17 April 2003, being the date on which the new business licence reflecting the new registered capital and the new shareholding structure of Guangzhou Hanfang was issued by 廣州市工商行政管理局 (Guangzhou Industrial and Commerce Administration Bureau), the Subscription is not revocable.

In formulating our opinion and advice, we have relied on the accuracy of the information and facts supplied, and the representations expressed, by the Directors and have assumed that all information, facts and representations made to us are true and accurate at the time they were made and will continue to be true at the date of this circular. The Directors have also confirmed that the information and facts supplied to us are completed, and that no material facts have been omitted from the information supplied and representations expressed. We have no reason to doubt the truth, accuracy and completeness of the information provided, and representations made, to us by the Directors. We have relied on such information and consider that the information that we have received is sufficient for us to reach an informed view on the terms of the Subscription Agreement and provide us with a reasonable basis for our recommendation. We have not, however, conducted an independent investigation into the business affairs, financial position or future prospects of the Group nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS TAKEN INTO ACCOUNT

In arriving at our opinion in respect of the Subscription Agreement, we have taken into account the following principal factors:

1. Businesses and background of the Group, Guangzhou Hanfang and the Subscribers

The Group is principally engaged in (i) the manufacture and sale of Chinese patent medicine and (ii) the wholesale, retail, import and export of western and Chinese pharmaceutical products and various medical apparatus. Guangzhou Hanfang, one of the Company's subsidiaries which accounted for approximately 1.7% of the audited net assets of the Group as at 31 December 2002, is principally engaged in (i) the development of new Chinese medicine; and (ii) research and development in new production methods for Chinese medicine. Guangzhou Hanfang is the main research and development arm of the Group. As at 31 December 2002 and 31 March 2003, Guangzhou Hanfang had audited and unaudited net assets of approximately RMB42.1 million and approximately RMB40.5 million respectively. For the year ended 31 December 2002 and the three months ended 31 March 2003, Guangzhou Hanfang incurred audited and unaudited net loss of approximately RMB7.1 million and approximately RMB1.5 million respectively.

Among the seven Subscribers to the Subscription Agreement, two are PRC enterprises and five are individuals. GPHL is a PRC state-owned enterprise which has almost 20 years of history in the business of development, manufacture and trading of western pharmaceutical products while Huadong Chinese Medicine is a PRC enterprise that has since 1990 been principally engaged in the research, development and manufacture of production equipment for Chinese medicine. The individual Subscribers are the GH Executive Directors and Mr. Zhao Xiang Yong and Mr. Ge Fa Huan. We are advised by the Directors that all of the individual Subscribers are currently the senior management of Guangzhou Hanfang and, in particular, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan are the Assistant General Managers involving in Guangzhou Hanfang's research and development operations.

2. Reasons for the Subscription

The reasons for entering into the Subscription Agreement are set out in the paragraph headed "Reasons for the Subscription" in the "Letter from the Board" in this circular.

We are informed by the Directors that they consider the future for the pharmaceutical and medicine businesses in the PRC are full of challenges and opportunities as a result of the PRC's accession into the World Trade Organisation.and the rapid development of natural medicine in the global market. With an aim to capture these opportunities, the Group will continue to put more effort on the research and development of new products. The Directors are of the view that given Guangzhou Hanfang is the main research and development arm of the Group, its successfulness in fulfilling its duties is of great importance to the Group. In addition, the function of Guangzhou Hanfang in the Group before the Subscription was limited to research and development only and without the ability to generate revenue. The Directors expected that through the Subscription, by introducing the Subscribers as new additional shareholders who are all experienced with expertise in the medicine and pharmaceutical businesses to Guangzhou Hanfang, the Subscribers would strengthen Guangzhou Hanfang's ability in (i) exploring new products; and (ii) realizing its business plan regarding the Project as mentioned under the paragraph headed "Reason for the Subscription" set out in the "Letter from the Board". The Subscription in return will enable Guangzhou Hanfang to generate revenue as more new products will be developed and produced, thereby enhancing the Group's competitiveness in the pharmaceutical and medicine markets in the PRC .

Having taken into consideration (i) the principal business activities of the Group and that of the corporate Subscribers, being GPHL and Huadong Chinese Medicine; (ii) the expertise and experience of the individual Subscribers, being the GH Executive Directors, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan; (iii) the loss making history of Guangzhou Hanfang, we consider that the reason for entering into the Subscription Agreement between the Original Shareholders and the Subscribers is justified.

3. Consideration

The consideration of RMB1 per Subscription Share, which had been arrived after arm's length negotiation between the Original Shareholders and the Subscribers, represented a premium of approximately 18.9% over the net asset per GH Share of approximately RMB0.841 based on the audited net assets of Guangzhou Hanfang as at 31 December, 2002. Having taken into account that Guangzhou Hanfang is a loss making company and that the consideration per Subscription Share is at a premium over the net assets per GH Share as at 31 December 2002, we consider the consideration of RMB1 per Subscription Share is in the interests of the Company and its Shareholders as a whole.

Form of consideration

The total consideration under the Subscription Agreement was satisfied as to approximately 77.02% (equivalent to RMB25,634,300) by Tangible Assets and as to approximately 22.98% (equivalent to RMB7,650,000) by cash. As advised by Z & T Law Firm (廣東正平天成律師事務所), the Company's legal advisers as to PRC laws (the "PRC Legal Advisers"), the cash consideration was fully settled based on a copy of the Investment Verification Report (驗資報告) issued by Guangzhou Yangcheng Certificated Public Accountants Company Limited (廣州羊城會計師事務所有限公司) provided by the Company.

As set out in the sub-paragraph headed under "Consideration" in the "Letter from the Board", the composition of Tangible Assets comprising the Land, Buildings, ancillary structures, machinery and equipment.

The land use right certificate and real estate ownership certificates with respect to the Land and the Building were issued to 廣州市電力總公司 (Guangzhou Electricity Corporation), the previous owner of the Land and the Buildings. Both the land use right certificate and the real estate ownership certificates are valid until 21 December 2043. Pursuant to 廣州市財政局文件 [2002] 583號 (Document no. [2002] 583 of Guangzhou Finance Bureau) dated 10 May 2002, the Tangible Assets (including the Land and the Buildings) were allocated to GPHL at zero consideration. In mid-April 2003, following completion of the Subscription, both 廣州市電力總公司 (Guangzhou Electricity Corporation) and GPHL applied to 從化市國土資源和房屋管理局 (the Land Bureau of Cong Hua City) for the registration of the land use right certificate and the real estate ownership certificates under the name of Guangzhou Hanfang. We are advised by the Directors that on 26 August 2003 and 27 August 2003, Guangzhou Hanfang has successfully obtained the respective new land use rights certificate and the new real estate ownership certificates under its own name. In this regards, we have been provided with a legal opinion on, among others, the title to the Land and the Buildings issued by the PRC Legal Advisers dated 29 August 2003, confirming that, in their opinion, (i) Guangzhou Hanfang has successfully obtained the new land use rights certificate and the new real estate ownership certificates in its own name and the Land, Buildings and its ancillary structures as set out in the valuation reports in Appendix I to this circular are therefore legally owned by Guangzhou Hanfang; (ii) Guangzhou Hanfang has the entire ownership of the machinery and equipment as set out in the valuation report in Appendix I to this circular. The PRC Legal advisers are also of the view that effective from the respective date of the new land use rights certificate and the new real estate ownership certificates up to 21 December 2043, being the date of expiry of the terms of the new land use rights certificate and the new real estate ownership certificates, the Land and the Buildings owned by Guangzhou Hanfang can be freely transferred, leased or mortgaged to third parties without paying any additional land premium to the relevant government authorities.

The Company has engaged Greater China Appraisal Limited ("Greater China") to perform a valuation on the Tangible Assets. Details of the valuation reports are set out in Appendix I to this circular.

In assessing the consideration, we have reviewed and discussed with Greater China the methodology of, and the basis and assumptions adopted in performing the valuation. According to Greater China, as there is no readily identifiable market comparable for (i) the Buildings and the ancillary structures; and (ii) the machinery and equipment, they have adopted the depreciated replacement cost method. Under the principle of the depreciated replacement cost method, the valuation for the Land, Buildings and the ancillary structures requires an estimate of the market value of the existing use of the land, plus the current gross replacement (reproduction) costs of the improvement, less allowances for physical deterioration and all relevant forms of obsolescence and optimization. As regards the machinery and equipment, the depreciated replacement cost method establishes value based on the cost of reproducing or replacing the assets, less depreciation from physical deterioration, and functional and economic/external obsolescence.

We are advised by Greater China that they are of the view that the depreciated replacement cost method generally furnishes the most reliable indication of value for property/assets in the absence of a known market based on market comparable. As regards the Land, the valuation performed by Greater China was based on comparison method where land comparables were analysed and adjusted for application. In the absence of readily identifiable market comparable as represented by Greater China, we consider the methodology adopted by Greater China in performing the valuation is fair and reasonable.

The Tangible Assets have been valued by Greater China at an aggregate value of RMB25,980,000 as at 30th June, 2003. The consideration under the Subscription Agreement, which was settled by the Tangible Assets amounting to RMB25,634,300, represents a discount of approximately 1.33% to Greater China's valuation, which we consider to be acceptable to the Company and its Shareholders as a whole.

Having taken into account the reasons for the Subscription as set out on pages 11 to 12 in the "Letter from the Board", we consider that by using Tangible Assets as part of the consideration for the Subscription Shares could assist Guangzhou Hanfang to implement the Project. In addition, we are of the opinion that the payment of cash consideration provides additional working capital to finance Guangzhou Hanfang's operation in the future.

4. Other factors to consider

Effect on shareholding

Immediately following the completion of the Subscription, the Company's effective interests in the registered capital of Guangzhou Hanfang was reduced from approximately 97.44% to approximately 58.49%. Taking into account that the dilution is the result of introducing the Subscribers as new additional shareholders in Guangzhou Hanfang which would result in strengthening the research and development function of the Group, but without the need to draw a significant amount of the Group's financial resources, we consider such dilution to be acceptable and fair and reasonable to Independent Shareholders.

Restriction on the transfer of the Subscription Shares

Pursuant to the Subscription Agreement, both the Company and Huadong Chinese Medicine are subject to a lock up period of three years from the date of the Subscription Agreement, being 28 February 2003, during which they are not allowed to dispose of, transfer or pledge their GH Shares. We are informed by the Directors that since the experience and expertise possessed by Huadong Chinese Medicine are of great importance to the implementation of the Project, the terms for restricting Huadong Chinese Medicine to transfer its ownership in the Subscription Shares helps secure its commitment to Guangzhou Hanfang and the Project. In return, by agreeing to such a lock up, Huadong Chinese requested the Company to be subject to the same lock up. The Directors are of the view that by agreeing to restrict the Company from disposing of its shareholding in Guangzhou Hanfang, the Company can demonstrate to Huadong Chinese Medicine its commitment in Guangzhou Hanfang. On an assessment of the overall benefits of the Subscription to the Company as discussed in this letter, we consider that the restriction is acceptable to the Company and its Shareholders as a whole.

OPINION

Having considered the above principal factors and reasons, we are of the opinion that the terms of the Subscription Agreement were fair and reasonable so far as the Independent Shareholders were concerned and that the Subscription was in the interests of the Company and the Shareholders as a whole. Accordingly, we would advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution in relation to the Subscription Agreement had a general meeting of the Independent Shareholders been held for considering and passing such a resolution.

Yours faithfully,
For and on behalf of
Karl Thomson Financial Advisory Limited

Alex Chow
Director

Yours faithfully,
For and on behalf of
Barits Securities (Hong Kong) Limited

Terence Hong/ Alfred Wong
Executive Director/ Director

The following is an extract from the valuation reports prepared for the purpose of incorporation in this circular received from Greater China Appraisal Limited, an independent valuer, in connection with their valuations as at 30 June 2003 of the Tangible Assets, comprising (i) land, buildings and ancillary structures; and (ii) machinery and equipment.

1. LAND, BUILDINGS AND ANCILLARY STRUCTURES

GREATER CHINA APPRAISAL LIMITED
漢華評值有限公司

2407 Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong

1 September, 2003

The Directors
Guangzhou Pharmaceutical Company Limited
No. 45 Sha Mian Bei Street
Liwan District
Guangzhou
Guangdong Province
The People's Republic of China

Dear Sirs,

In accordance with the instructions from Guangzhou Pharmaceutical Company Limited (the "Company") to value the property interest in the People's Republic of China (referred to as the "PRC"), we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purposes of providing you with our opinion of the value of such interest as at 30 June, 2003 (referred to as the "valuation date").

This letter which forms parts of our valuation report explains the basis and methodology of valuation, and clarifies our assumptions made, titleship of properties and the limiting conditions.

BASIS OF VALUATION

The valuation of the property interest is our opinion of the market value which we would define as intended to mean:

"The estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

In the course of our valuation, we have valued the property interest in its designed uses with the understanding that the property will be used as such (hereafter referred to as "continued use").

VALUATION METHODOLOGY

Due to the nature of buildings and structures constructed, there are no readily identifiable market comparable for them. Therefore, we have applied the depreciated replacement cost method in assessing the property. It is a method of using current replacement costs to arrive at the value to the business in occupation of the property as existing at the valuation date.

This method of valuation requires an estimate of the market value of the existing use of the land, plus the current gross replacement (reproduction) costs of the improvement, less allowances for physical deterioration and all relevant forms of obsolescence and optimization. The depreciated replacement cost approach generally furnishes the most reliable indication of value for property in the absence of a known market based on market comparable.

Valuation of land is made by comparison method where land comparables were analysed and adjusted for application in the valuation.

Physical deterioration is the loss in value resulting from wear and tear in operation and exposure to the elements.

Functional obsolescence is the loss in value caused by conditions within the assets such as changes in design, materials, or process that result in inadequacy, overcapacity, lack of utility, or excess operating costs.

Economic/external obsolescence is an incurable loss in value caused by unfavorable conditions external to the asset such as the local economy, economics of the industry, availability of financing, encroachment of objectionable enterprises, loss of material and labour sources, lack of efficient transportation, shifting of business centers, passage of new legislation and changes in ordinances.

ASSUMPTIONS

Our valuation has been made on the assumption that the owner sells the relevant property interest in its continued use on the market without the benefit of deferred term contracts, leaseback, joint ventures, management agreements or any similar arrangements which would serve to increase the value of such interest. In addition, no forced sale situation in any manner is assumed in our valuation.

For the property interests which has been assessed by reference to the 'Depreciated Replacement Cost' approach, our opinion of values are subject of the fact that prospective earnings would provide a reasonable return on the appraised property, plus the value of any assets not included in the appraisal, and adequate net working capital.

Continued use assumes the property will be used for the purposes for which the property is designed and built, or to which it is currently adapted. The valuation on the property in continued use does not represent the amount that might be realized from piecemeal disposition of the property on the open market.

For the property which is held under long term land use rights, we have assumed that the owner of the property interests has free and uninterrupted rights to use the property for the whole of the unexpired term of its respective land use rights. Furthermore, we have valued it on the assumption that it can be freely disposable and transferable for its existing use to third parties in the open market without paying any premium to the PRC government. Unless stated as otherwise, vacant possession is assumed for the property concerned.

We have assumed that all consents, approvals and licenses from relevant government authorities for the buildings and structures erected thereon have been granted. Also, we have assumed that all buildings and structures fall within the site are held by the owner or permitted to be occupied by the owner.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Moreover, it is assumed that the utilization of the land and improvements is within the boundaries of the property described and that no encroachment or trespass exists, unless noted in the report.

No environmental impact study has been ordered or made. Full compliance with applicable national, provincial and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licenses, consents, or other legislative or administrative authority from any local, provincial, or national government or private entity or organization either have been or can be obtained or renewed for any use which the report covers.

We believed that the assumptions so made by us are reasonable in the circumstances. We have also assumed that all consents, approvals and licenses from relevant government authorities for the properties have been granted without any onerous conditions or undue time delay which might affect the value.

Other special assumptions of each property, if any, have been stated out in the footnotes of the valuation certificate for the respective properties.

TITLE INVESTIGATION

For the property interests located in the PRC, we have been provided with copy of title documents regarding the properties under valuation. However, due to the current registration system of the PRC, no investigations have been made for the legal title or any liabilities attached to the properties.

As far as the land and buildings in the PRC are concerned, we have relied upon the legal opinion (the "Legal Opinion") dated 29 August, 2003 given by 廣東正平天成律師事務所 (Z&T Law Firm) (referred to as the "PRC Legal Advisers") in relation to the legal title to and the nature of the interest in the Land and the Buildings (as defined in the valuation certificate) concerned. Summary of the Legal Opinion is listed in footnote no. 3 of the valuation certificate.

All legal documents disclosed in this report are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property described in this report.

LIMITING CONDITIONS

We have not carried out detailed site measurement to verify the correctness of the site areas in respect of the relevant properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations.

We have inspected the exterior and, where possible, the interior of the property. However, no structural survey has been made and we are therefore unable to report as to whether the properties are or are not free of rot, infestation or any other structural defects. No tests were carried out in any of the services.

No site investigations have been carried out to determine the suitability of the ground conditions or the services for any property development. Our valuation is made on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No soil analysis or geological studies were order or made in conjunction with this report, nor were any water, oil, gas or other subsurface mineral use rights or conditions investigated.

Substance such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic waste or other potentially hazardous materials could, if present, adversely affect the value of the property. Unless otherwise stated in this report, its existence on the property was not considered by the appraiser in the development of the conclusion of market value. The stated value estimate is predicated on the assumption that there is no material on or in the property that would cause such a loss in value. No responsibility is assumed for any such conditions, and the client has been advised that the appraiser is not qualified to detect such substances, quantify their impact on values, or develop the remedial cost.

We do not investigate any industrial safety environmental and health related regulations in association any particular manufacturing process. It is assumed that all necessary licenses, procedures, and measures were implemented in accordance with Government legislation and guidance.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on any of the properties valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the interests are free of encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

The valuation contained in this report specifically excludes the impact of structural damage or environmental contamination resulting from earthquakes or other causes. It is recommended that the reader of this report consult a qualified structural engineer and/or environmental auditor for the evaluation of possible structural/environmental defects, the existence of which could have a material impact on market value.

Having examined all relevant documentation, we have relied to a very considerable extent on the information provided by the Company and has accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, occupation, lettings, construction costs, rentals, site and floor areas and in the identification of the property in which the Company have valid interests. We have had no reason to doubt the truth and accuracy of the information. We were also advised that no material factors have been omitted from the information to reach an informed view, and have no reason to suspect that any material information has been withheld.

OPINION OF VALUE

In view of all relevant circumstances, we are of the opinion that the market value of the subject property in its existing state as at 30 June, 2003, with the assumption of free of all encumbrances, is in the region of **RENMINBI YUANS TWENTY ONE MILLION ONLY (RMB21,000,000).**

We enclose herewith the valuation certificate.

We hereby certify that we have neither present nor prospective interest in the appraised assets or the value reported.

Yours faithfully,
For and on behalf of
GREATER CHINA APPRAISAL LIMITED

K. K. Ip
BLE, MRICS, AHKIS, RPS(GP)
Managing Director

Notes: Mr. K. K. Ip, who is a Chartered Valuation Surveyor and a Registered Professional Surveyor, has substantial experience in valuation of properties in the PRC since 1992.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of Occupancy	Market value in Existing state as at 30 June, 2003
Land, buildings and structures located at No.268 Yun Xing Da Road Tao Yuan Town Cong Hua Guangzhou Guangdong Province The PRC	The property comprises a parcel of land (the "Land"), 6 blocks of 1 to 4-storey industrial buildings (the "Buildings") and ancillary structures (the "Structures") erected upon the Land. The Buildings were completed in 1999. The land area of the Land is approximately 61,619.00 square metres and the total construction floor area of the Buildings is approximately 5,779.07 square metres. Structures consist of boundary walls, bridge, internal road and civil works within the Land. The property is held under a State-owned Land Use Right Certificate and 6 Real Estate Ownership Certificates for a term expiring on 21 December, 2043 for industrial use.	As at the date of inspection, the Land, Buildings and Structures were occupied by 廣州漢方現代中藥研究開發有限公司 (Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited) (referred to as "Guangzhou Hanfang") as a research center.	RMB21,000,000

Notes:

1. In April 2003, the property was injected into Guangzhou Hanfang by 廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited) (referred to as "GPHL") as consideration for its subscription in the shares in Guangzhou Hanfang. After completion of the subscription by GPHL, together with other subscribers, Guangzhou Hanfang becomes an approximately 58.49% owned subsidiary of the Company.

2. According to a State-owned Land Use Right Certificate dated 26 August, 2003 and 6 Real Estate Ownership Certificates all dated 27 August, 2003 issued by People's Government of Cong Hua City and People's Government of Guangdong Province respectively, the Land and the Buildings, with a total land area of approximately 61,619.00 square metres and a total construction floor area of approximately 5,779.07 square metres, are held by Guangzhou Hanfang for a term expiring on 21 December, 2043 for industrial use.

3. It is stated in the Legal Opinion given by the PRC Legal Advisers, inter alia, that:

(a) The Land and the Buildings were held by Guangzhou Hanfang under the following title documents:

Title Documents	Document No.	No. of Storey	Land Area	Construction Floor Area	Term Expiry Date
State-owned Land Use Right Certificate	Cong Fu Guo Yong (2003) Zi Di No. 00212	/	59,017.00 sq.m.	/	21 December, 2043
Real Estate Ownership Certificate (Block 2)	Yue Fang Di Zheng Zi Di No. C1547961	4	914.00 sq.m.	3,456.00 sq.m.	21 December, 2043
Real Estate Ownership Certificate (Block 5)	Yue Fang Di Zheng Zi Di No. C1547964	1	129.00 sq.m.	130.56 sq.m.	21 December, 2043
Real Estate Ownership Certificate (Block 4)	Yue Fang Di Zheng Zi Di No. C1547963	2	935.00 sq.m.	1,472.00 sq.m.	21 December, 2043
Real Estate Ownership Certificate (Block 6)	Yue Fang Di Zheng Zi Di No. C1547965	1	163.00 sq.m.	161.92 sq.m.	21 December, 2043
Real Estate Ownership Certificate (Block 1)	Yue Fang Di Zheng Zi Di No. C1547960	1	286.00 sq.m.	300.05 sq.m.	21 December, 2043
Real Estate Ownership Certificate (Block 3)	Yue Fang Di Zheng Zi Di No. C1547962	1	175.00 sq.m.	258.54 sq.m.	21 December, 2043
		Total:	61,619.00 sq.m.	5,779.07 sq.m.	

(b) Guangzhou Hanfang has legally obtained ownership of the Land and the Buildings by means of asset injection from GPHL. In the course of obtaining ownership, Guangzhou Hanfang was not required to pay any land premium, fees or taxes.

(c) Guangzhou Hanfang has the right to transfer, lease and mortgage the Land and the Buildings during the unexpired term of the use without paying any additional land premium to the relevant government authorities.

2. MACHINERY AND EQUIPMENT

GREATER CHINA APPRAISAL LIMITED
漢華評值有限公司

2407 Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong

1 September 2003

The Directors
Guangzhou Pharmaceutical Company Limited
No. 45 Sha Mian Bei Street
Liwan District
Guangzhou
Guangdong Province
The People's Republic of China

Dear Sirs,

In accordance with the instructions from Guangzhou Pharmaceutical Company Limited (referred to as the "Company"), we have completed the appraisal of certain machinery and equipment (the "Equipment") exhibited to us as those located at research centre of 廣州漢方現代中藥研究開發有限公司 (Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited) (referred to as "Guangzhou Hanfang") in Cong Hua, Guangdong Province, the People's Republic of China (the "PRC") and submit our findings in this report.

We confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we considered necessary for the purpose of providing you with our opinion of the market value of the Equipment as of 30 June, 2003. It is understood that this appraisal is being used for a connected transaction.

INTRODUCTION

Guangzhou Hanfang is currently an approximately 58.49% owned subsidiary of the Company. It is principally engaged in the development of new Chinese medicine and research and development in new production methods for Chinese medicine.

DESCRIPTION OF THE EQUIPMENT

As instructed by the Company, we have appraised the machinery and equipment as included in the valuation report prepared by Guangzhou Yangcheng Certified Public Accountants as at 31 December, 2002 for the purpose of determining the consideration for the subscription in the shares in Guangzhou Hanfang by 廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited).

The appraised Equipment comprises various production equipment including extraction tanks, recovery tanks, distill boiler, reaction tanks, storage tanks, vacuum dryer, spray dryer, steam boiler, motors, filters, water softener, pumps, water purifier, electrical distribution system, water supply system and supported with ancillary equipment.

The Equipment is located in the research center of Guangzhou Hanfang at No.268 Yun Xing Da Road, Tao Yuan Town, Cong Hua, Guangdong Province, the PRC.

Excluded from this investigation are land improvements, improvements to leased property, real estate property, buildings, spare parts, supplies, inventories, materials on hand and all other tangible assets of current nature and intangible assets that might exist.

BASIS OF VALUATION

The valuation is our opinion of the "Value of Plant & Machinery to the Business" which we would define as intended to mean "an option of the price at which an interest in the plant and machinery utilized in a business would have been transferred at the date of valuation assuming:

(a) that the plant and machinery will continue in its present use in the business;

(b) adequate potential profitability of the business, or continuing viability of the undertaking, both having due regard to the value of the total assets employed and the nature of the operation;

(c) that the transfer is part of an arm's length sale of the business wherein both parties acted knowledgeably, prudently and without compulsion."

VALUATION METHODOLOGY

Before arriving at our opinion of value, we personally inspected the Equipment and studied market conditions. To develop our opinion of value, we considered the three generally accepted approaches to value: the depreciated replacement cost, market comparable and income capitalization. The theory of these approaches is outlined as follows:

The depreciated replacement cost approach

The depreciated replacement cost approach establishes value based on the cost of reproducing or replacing the assets, less depreciation from physical deterioration, and functional and economic/external obsolescence.

Reproduction Cost, New is defined as the estimated current cost of reproducing a new replica of an asset with the same or closely similar materials.

Replacement Cost, New is defined as the estimated current cost of the new asset having the nearest equivalent utility as the asset being appraised.

Physical Deterioration is the loss in value of an asset from wear and tear of asset in operation and exposure to various elements.

Functional Obsolescence is the loss in value is due to factors inherent in the asset itself and changes in design, materials, or process that result in inadequacy, over capacity, excess construction, lack of functional utility or excess operating costs, etc.

Economic Obsolescence is an incurable loss in value caused by unfavorable external conditions.

When market transactions of comparable assets are not available, when data cannot be extrapolated from larger transactions, or when transactions are non-existent, under premise of continued use, assuming adequate earnings the depreciated replacement cost approach is the preferred valuation procedure.

The market comparable approach

The market comparable approach involves the collection of market data pertaining to the subject assets being appraised. The primary intent of the market comparable approach is to determine the desirability of the assets through recent sales or offerings of similar assets currently on the market in order to arrive at an indication of the most probable selling price for the assets being appraised.

If the comparable sales are not exactly similar to the asset being appraised, adjustments must be made to bring them as closely in line as possible with the subject asset.

Under the premise of continued use assuming adequate earnings, consideration is given to the cost to acquire similar equipment in the used-equipment market; an allowance then is made to reflect the costs for freight and installation.

The income capitalization approach

In the income capitalization approach considers value in relation to the present worth of future benefits derived from ownership and is usually measured through the capitalization of a specific level of income. This approach is most applicable to investment and general-use properties where there is an established and identifiable rental market.

In any appraisal study, all three approaches to value must be considered, as one or more may be applicable to the subject Equipment. In some situations, elements of two or three approaches may be combined to reach an opinion of value.

INVESTIGATION AND ANALYSIS

In valuing the Equipment, since there is no identified active used-equipment market in China that provides information on recent transactions of comparable items, the market comparable approach was not applied. On the other hand, since no identifiable income stream can be attributed to a specific piece of equipment or a group of equipment, the income capitalization approach to value was not applied. Therefore, we conclude that the depreciated replacement cost approach is deemed to be the most appropriate method of valuing the Equipment under premise of continued use.

For the Equipment of standard manufacture, we used current manufacturers' price lists, price quotations and price catalogs to determine the cost of replacement new. Allowances for freight and installation were sometimes required.

For the Equipment of special design or fabrication, we used current market price for labor, current market price for materials, manufactured components, design fees, engineering fees and contractors' overhead, profit and fee to determine the cost of replacement new. Allowances for freight and installation were sometimes required.

Also, we adopted the index factor to estimate the cost of reproduction new of special design or fabrication Equipment, an index factor is applied to the historical cost of an appraised equipment in order to estimate the current cost of the Equipment.

The deductions for physical deterioration, functional obsolescence, and economic / external obsolescence reflected observed condition; past maintenance and rebuilding history, if any; current use; and planned future utilization.

VALUATION COMMENTS

We have inspected the Equipment on 18 August, 2003. At the time of our inspection, the appraised Equipment was under test run and was found to be in good condition. We have assumed that the Equipment can perform efficiently according to the purposes for which they were designed and built.

According to the legal opinion dated 29 August, 2003 given by 廣東正平天成律師事務所(Z&T Law Firm), the Equipment is owned by Guangzhou Hanfang, and Guangzhou Company has the right to use and dispose of the Equipment.

In the course of our investigation, we have not investigated the title or any liabilities against the Equipment.

We did not investigate any financial data pertaining to the present or prospective earning capacity of the operation in which the appraised assets are used. It was assumed that prospective earnings would provide a reasonable return on the market value of the appraised assets, plus the value of any assets not included in the appraisal, and adequate net working capital.

We accepted Equipment records furnished by the Company as properly describing the assets to be appraised, their original costs and their acquisition dates. We have relied to a very considerable extent on such records, listings, specifications and documents in arriving at our opinion of value. We visited the location to verify the existence of the assets and to gather information relating to the condition and utility of these assets.

Any deferred maintenance, physical wear and tear, operating malfunctions, lack of utility, or other observable conditions distinguishing the appraised equipment from equipment of like kind in new condition were noted and made part of our judgment in arriving at the value.

We do not investigate any industrial safety environmental and health related regulations in association with this particular manufacturing process. It is assumed that all-necessary license, procedures, and measures were implemented in accordance with the Government legislation and guidance.

It is assumed that there are no hidden or unapparent conditions of the equipment which would render it more or less valuable.

OPINION OF VALUE

After a thorough analysis of the Equipment and review of the information made available to us, it is our opinion that as at 30 June, 2003, the Value of Plant & Machinery to the Business of the Equipment is reasonably represented by the amount of **RENMINBI YUANS FOUR MILLION NINE HUNDRED AND EIGHTY THOUSAND ONLY (RMB4,980,000)**.

We hereby certify that we have neither present nor prospective interest in the appraised assets or the value reported.

Yours faithfully,
For and on behalf of
GREATER CHINA APPRAISAL LIMITED

K. K. Ip
BLE, MRICS, AHKIS, RPS(GP)
Managing Director

Investigation and report by
Andy H.F. Chu
Senior Manager

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors, Chief Executive and Supervisors

(i) As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive and supervisors of the Company in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (a) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, the chief executive or the supervisors were taken or deemed to have under such provisions of the SFO); or (b) which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules were as follows:

Directors:

Name	Type of interest	Company	Number of Shares
Cai Zhixiang	Personal	The Company (A Shares)	14,700
	Family	Guangzhou Xing Qun Pharmaceutical Co., Ltd. ("Xing Qun")	1,900
	Family	Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd. ("Pan Gao Shou")	1,670
	Family	Guangzhou Yang Cheng Pharmaceutical Co., Ltd. ("Yang Cheng")	1,960
	Family	Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd ("Jing Xiu Tang")	2,240
	Family	Guangzhou Guang Hua Pharmaceutical Co., Ltd. (" Guang Hua")	1,670
	Family	Guangzhou Tian Xin Pharmaceutical Co., Ltd. (" Tian Xin")	1,670
	Trust *	Po Lian Development Company Limited ("Po Lian")	200,000
Li Yimin	Personal	The Company (A Shares)	14,700
	Family	Xing Qun	1,900
	Family	Pan Gao Shou	1,670
	Family	Yang Cheng	1,960
	Family	Jing Xiu Tang	2,240
	Family	Tian Xin	1,670

Name	Type of interest	Company	Number of Shares
	Family	Guang Hua	1,670
	Trust *	Po Lian	200,000
Zhou Yuejin	Personal	The Company (A Shares)	3,700
	Trust*	Po Lian	200,000
Supervisors:			
Chen Canying	Personal	The Company (A Shares)	9,800
	Personal	Yang Cheng	22,150

* Messrs. Cai Zhixiang, Li Yimin and Zhou Yuejin were holding the said shares in Po Lian as trustees only.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the chief executive or supervisors of the Company or their respective associates had any personal, family, corporate or other interest in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of part XV of the SFO) (a) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, the chief executive and the supervisors were taken or deemed to have under such provisions of the SFO); or (b) which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules.

(b) Interests of substantial Shareholders

So far as is known to any Director, chief executive or supervisor of the Company, as at the Latest Practicable Date, the persons or companies (not being a Director, chief executive or supervisor of the Company) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:-

Name	Type of Shares	Number of Shares held	Approximate percentage of the total share capital
GPHL (Note 1)	A Shares	513,000,000	63.26%
HKSCC Nominees Limited (Note 2)	H Shares	218,020,999	26.89%

Note 1: Such A Shares were state-owned non-listed shares. GPHL has pledged 152,600,000 of its A Shares as collateral for the debt restructuring of 廣州白雲山製藥股份有限公司 (Guangzhou Baiyunshan Pharmaceutical Co., Ltd. ("Baiyunshan")), an associated company of GPHL, to various creditors of Baiyunshan.

Note 2: The register of substantial Shareholders maintained under section 336 of the SFO recorded the following substantial Shareholders' interests, being 5% or more of the Company's issued H Shares as at the Latest Practicable Date:

Name	Number of H Shares held	Approximate percentage of the total number of H Shares	Approximate percentage of the total share capital
The Hongkong and Shanghai Banking Corporation Limited	48,442,950	22.03%	5.97%
Guotai Junan Securities (Hong Kong) Limited	17,378,000	7.90%	2.14%
Bank of China (Hong Kong) Limited	16,137,000	7.34%	1.99%
Citibank N.A.	12,736,000	5.79%	1.57%
Hang Seng Bank Limited	11,166,000	5.08%	1.38%

So far as is known to any Director, chief executive or supervisor of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the equity interests of the subsidiaries of the Company:

Name of subsidiaries	Name of shareholders	Approximate percentage of the total share capital
Guangzhou Qi Xing Pharmaceutical Co.,Ltd.	Guang Rong Finance Company Limited	25%
Guangzhou Medicine Commodities Exhibition Centre	China Medicine Group Company Limited	20%
Guangzhou Huanye Pharmaceutical Co.,Ltd. ("GZ Huanye")	Feng Jinling	11.34% (Note 1)
Guangzhou Hanfang	GPHL	30.78% (Note 2)

Note 1: Such shareholding includes 9.77% of the share capital of GZ Huanye which was held by Feng Jinling as trustee only.

Note 2: Upon completion of the Subscription, GPHL was also taken to be interested in approximately 58.49% of the registered capital of Guangzhou Hanfang by virtue of its shareholding in the Company.

Save as disclosed above, as at the Latest Practicable Date, the Directors are not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of any other member of the Group.

3. MATERIAL CONTRACTS

There is no contract or arrangement subsisting at the date of this circular in which a current Director is materially interested and which is significant in relation to the business of the Group.

4. QUALIFICATION

The following is the qualification of the experts who have given an opinion or advice which is contained in this circular:-

Name	Qualification
Karl Thomson	A deemed licensed corporation under the SFO
Barits	A deemed licensed corporation under the SFO
Greater China Appraisal Limited	Registered professional surveyors

5. CONSENTS

Each of Karl Thomson and Barits, being the joint independent financial advisors to the Independent Board Committee and Greater China Appraisal Limited, being the independent valuer, has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of a copy of its letter in the form and context in which it appears.

As at the Latest Practicable Date, none of Karl Thomson, Barits and Greater China Appraisal Limited had any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did they have any interest, either direct or indirect, in any assets which had been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group.

6. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2002, the date to which the latest published audited accounts of the Company have been made up.

7. GENERAL

(i) Each of the executive Directors entered into service contract with the Company and the term will expire on the date of election of the 3rd term of the Board in the 2003 annual general meeting of the Company. Save as disclosed, none of the Directors has entered into, or proposed to enter into, any service contracts with any member of the Group which will not expire or is not determinable by the Company or any of the member of the Group within one year without payment of compensation;

(ii) as at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been, since the date to which the latest audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group or were proposed to be acquired or disposed of by or leased to any member of the Group;

(iii) the Company's branch share registrar is Hong Kong Registrars Limited at Shops 1712-1716,17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong;

(iv) the secretary of the Company is He Shuhua; and

(v) the English text of this circular shall prevail over the Chinese text.

8. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC during normal business hours up to and including 15 September 2003:

(a) the Memorandum and Articles of Association of the Company;

(b) the Subscription Agreement;

(c) the annual reports of the Group for the two financial years ended 31st December, 2001 and 2002;

(d) the interim report of the Company for the 6 months ended 30th June, 2003;

(e) the valuation reports on the Tangible Assets prepared by Greater China Appraisal Limited, the text of which is set out in Appendix I to this circular;

(f) the letter from the Independent Board Committee, the dated 1 September 2003, the text of which is set out on page 14 of this circular;

(g) the letter from Karl Thomson and Barits to the Independent Board Committee, the text of which is set out on pages 15 to 22 of this circular; and

(h) the written consents from Karl Thomson, Barits and Greater China Appraisal Limited referred to in paragraph 5 of this appendix

(i) the service contracts referred to in paragraph 7(i) of this appendix.

9. 備查文件

下列文件由即日起至二零零三年九月十五日(包括該日)之一般辦公時間內，在本公司之註冊辦事處(地址為中國廣東省廣州市沙面北街45號)可供查閱：

(a) 本公司之組織章程大綱及公司細則；

(b) 認購協議；

(c) 本集團截至二零零一年及二零零二年十二月三十一日止兩個財政年度之年報；

(d) 本公司截至二零零三年六月三十日止六個月之中期報告；

(e) 由漢華評值有限公司編製之有形資產估值報告(其全文載於本通函附錄一)；

(f) 於二零零三年九月一日刊發之獨立董事委員會函件(其全文載於本通函第14頁)；

(g) 高信及倍利致獨立董事委員會之函件(其全文載於本通函第15至第22頁)；

(h) 本附錄第5段所述由高信、倍利及漢華評值有限公司發出之書面同意書；及

(i) 本附錄第7(i)段所述之服務合約。

6. 重大變動

董事並未獲悉本集團之財務或營業狀況自二零零二年十二月三十一日(即本公司刊發最近期之經審核賬目之編製日期)以來出現任何重大逆轉。

7. 一般資料

(i) 各執行董事已與本公司訂立服務合約,而年期將於本公司二零零三年股東週年大會選舉第三屆董事會之日期屆滿。除已披露者外,董事概無與本集團任何成員公司訂立或擬訂立於一年內不會屆滿或於一年內不作出賠償則不可由本公司或本集團任何成員公司終止之任何服務合約。

(ii) 於最後可行日期,董事概無於本集團任何成員公司自本公司刊發最近期之經審核賬目之編製日期以來收購或出售或租用,或擬收購或出售或租用之資產中擁有任何直接或間接權益。

(iii) 本公司之股份過戶登記分處為香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖。

(iv) 本公司之秘書為何舒華;及

(v) 本通函之中英版本如有歧義,概以英文版為準。

8. 訴訟

於最後可行日期,本集團各成員公司概無涉及任何重大訴訟或仲裁,而就董事所知,本集團各成員公司亦無尚未了結或面臨任何重大訴訟或索償。

3. 重大合約

目前董事概無於本通函刊發日期仍然生效且對本集團業務而言屬重大之任何合約或安排中擁有任何重大權益。

4. 專業人士資格

以下為於本通函中提供意見或建議之專業人士之資格：

名稱	資格
高信	被視為證券及期貨條例下之持牌法團
倍利	被視為證券及期貨條例下之持牌法團
漢華評值有限公司	註冊專業測量師

5. 同意書

高信及倍利(即獨立董事委員會之聯席獨立財務顧問)及漢華評值有限公司(獨立估值師)各自已就本通函之刊行發出同意書，表示同意按本通函所載之形式及內容轉載其函件，且迄今並無撤回同意書。

於最後可行日期，高信、倍利及漢華評值有限公司概無於本集團任何成員公司擁有任何股權，亦無擁有可認購或指派他人認購本集團任何成員公司任何證券之權利(無論能否合法執行)，亦無於本集團任何成員公司自本公司最近刊發經審核財務報表之編製日期以來收購或出售或租用或建議收購或出售或租用之資產中擁有任何直接或間接權益。

就本公司董事、行政總裁或監事所知，於最後可行日期，以下人士擁有本公司附屬公司10%或以上股本權益：

附屬公司名稱	股東名稱	約佔股本總額百分比
廣州奇星藥業有限公司	廣永財務有限公司	25%
廣州市醫藥商品展銷商場	中國醫藥集團總公司	20%
廣州環葉製藥有限公司（「廣州環葉」）	馮錦玲	11.34%（附註1）
廣州漢方	廣藥集團	30.78%（附註2）

附註1：　該持股量包括廣州環葉股本之9.77%，由馮錦玲以受託人方式持有。

附註2：　於認購完成後，廣藥集團因持有本公司股權而當作擁有廣州漢方註冊資本合共約58.49%。

除上述披露者外，於最後可行日期，董事並無知悉任何其他人士於股份或相關股份中擁有權益或淡倉，而須根據證券及期貨條例第XV部第2及3分部之條文向本公司作出披露，或於附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本中直接或間接擁有面值10%或以上權益。

(b) 主要股東之權益

就本公司董事、行政總裁或監事所知，於最後可行日期，以下人士或公司(本公司董事、行政總裁或監事除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文須知會本公司之權益或短倉：

名稱	股份類別	所持股份數目	約佔股本總額百分比
廣藥集團(附註1)	A股	513,000,000	63.26%
香港中央結算(代理人)有限公司(附註2)	H股	218,020,999	26.89%

附註1： 該等A股乃國有非上市股份。由於廣藥集團旗下聯營公司廣州白雲山製藥股份有限公司(「白雲山」)進行債務重組，廣藥集團已向多名白雲山之債權人抵押其152,600,000股A股。

附註2： 於最後可行日期，根據證券及期貨條例第336條存置之主要股東名冊載有以下主要股東權益，即持有本公司已發行H股5%或以上：

名稱	所持H股數目	約佔H股總額百分比	約佔股本總額百分比
香港上海匯豐銀行有限公司	48,442,950	22.03%	5.97%
國泰君安證券(香港)有限公司	17,378,000	7.90%	2.14%
中國銀行(香港)有限公司	16,137,000	7.34%	1.99%
花旗銀行	12,736,000	5.79%	1.57%
恒生銀行有限公司	11,166,000	5.08%	1.38%

名稱	權益類別	公司	股份數目
	家族	廣州光華	1,670
	信託*	保聯	200,000
周躍進	個人	本公司(A股)	3,700
	信託*	保聯	200,000

監事：

名稱	權益類別	公司	股份數目
陳燦英	個人	本公司(A股)	9,800
	個人	廣州羊城	22,150

* 蔡志祥先生、李益民先生和周躍進先生僅以信託人身份持有上述保聯之股份。

除上述披露者外，於最後可行日期，本公司董事、行政總裁或監事或彼等各自之聯繫人士概無於本公司及其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何個人、家族、公司或其他權益，且該等權益(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所(包括董事、行政總裁或監事根據證券及期貨條例之條文，被當作或視為擁有之權益或短倉)；或(b)根據證券及期貨條例第352條須記入該條例所指之登記冊中；或(c)根據上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及聯交所。

董事：

姓名	**權益類別**	**公司**	**股份數目**
蔡志祥	個人	本公司(A股)	14,700
	家族	廣州星群(藥業)股份有限公司(「廣州星群」)	1,900
	家族	廣州潘高壽(藥業)股份有限公司(「廣州潘高壽」)	1,670
	家族	廣州羊城藥業股份有限公司(「廣州羊城」)	1,960
	家族	廣州敬修堂(藥業)股份有限公司(「廣州敬修堂」)	2,240
	家族	廣州光華藥業股份有限公司(「廣州光華」)	1,670
	家族	廣州天心藥業股份有限公司(「廣州天心」)	1,670
	信託*	保聯拓展有限公司(「保聯」)	200,000
李益民	個人	本公司(A股)	14,700
	家族	廣州星群	1,900
	家族	廣州潘高壽	1,670
	家族	廣州羊城	1,960
	家族	廣州敬修堂	2,240
	家族	廣州天心	1,670

1. 責任聲明

本通函載有根據上市規則提供之詳細資料，以提供與本公司有關之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出所有合理查詢後確認，就彼等所知及所信，概無遺漏任何事實而令本附錄所載資料產生誤導。

2. 權益披露

(a) 董事、行政總裁及監事之權益

(i) 於最後可行日期，本公司董事、行政總裁及監事於本公司及其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有以下權益及短倉，且該等權益及短倉(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所（包括董事、行政總裁或監事根據證券及期貨條例之條文，被當作或視為擁有之權益或短倉）；或(b)根據證券及期貨條例第352條須記入該條例所指之登記冊中；或(c)根據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所：

估值意見

經過徹底分析設備及檢討吾等獲提供之資料，吾等認為於二零零三年六月三十日，設備之「設備及機器提供予業務之價值」合理呈報為**人民幣四百九十八萬元（人民幣4,980,000元）**。

吾等謹此證明，吾等現時及未來對被評估的資產或所呈報的價值並無擁有任何利益。

此致

中華人民共和國
廣東省
廣州市
荔灣區
沙面北街45號
廣州藥業股份有限公司
列位董事　台照

代表
漢華評值有限公司
董事總經理

葉國光
土地經濟學士
英國皇家特許測量師
香港測量師學會會員
香港註冊專業測量師
謹啟

二零零三年九月一日

調查及報告
由高級經理
諸曉峰提供

估值註解

吾等已於二零零三年八月十八日視察設備。視察時，被評估設備處於測試運行中且狀況良好。吾等假設，設備可按照彼等之設計及建造用途有效運行。

根據廣東正平天成律師事務所於二零零三年八月二十九日發出之法律意見，廣州漢方享有設備的所有權，可以佔有、使用和處分該些設備。

於吾等調查期間，吾等並未調查設備之業權或任何負債。

吾等並無調查與使用被評估資產之業務之現有或預期盈利能力有關的任何財務資料。吾等假設預期盈利可能為被評估資產的市場價值帶來合理回報，加上是次估值未計及的任何資產價值以及適當的淨營運資金。

吾等接受 貴公司提供之設備記錄，該記錄適當説明該等被評估資產、彼等原成本及彼等之購買日期。吾等在很大程度上依賴該等記錄、清單、規格及文件，以達致吾等之估值意見。吾等視察設備地點，以確認該等資產之存在，並收集有關該等資產狀況及效用之資料。

吾等注意到任何延遲保養、實質磨損、操作失靈、缺乏效用或其他令被評估設備有別於類似新設備的明顯狀況，並將其作為吾等判斷估價的一部份。

吾等並無調查與任何特定生產流程有關之行業、安全、環境及健康法規。吾等假設遵照政府法規及指引所須之一切牌照、程序及措施均已辦妥。

假設設備並無會導致其升值或貶值之任何隱蔽或不明顯狀況。

收入資本化法

收入資本化法考慮與擁有資產所帶來未來利益的現值有關之價值，且通常透過資本化特定水平之收入衡量估價。本方法最適用於擁有已確定及可識別租務市場之投資及一般用途物業。

由於三種估值法中可能有一種或以上的方法適用於被估值設備，故須考慮所有三種估值法。在若干情況下，可合用兩種或三種方法之原理，以達致估值意見。

調查及分析

就評估設備而言，鑑於中國並無已識別活躍二手設備市場以提供可資比較項目近期交易資料，故市場比較法不適用。另一方面，鑑於未能確定收入源來自某一項或某一類設備，故收入資本化估值法亦不適用。因此，吾等斷定折舊重置成本法被視為於持續使用前提下評估設備之最適當方法。

就按標準製造的設備而言，吾等採用製造商現有之價格表、報價表及價格目錄，釐定重置新資產之成本。有時須作出運費及安裝費扣減。

就特殊設計或裝配之設備而言，吾等採用勞工現有市價、材料現有市價、已製造零件、設計費、工藝費及承包商間接開支、溢利及費用，釐定重置新資產之成本。有時須作出運費及安裝費扣減。

此外，吾等採納指數因素估計重新製造新特殊設計或裝配設備之成本。指數因素適用於被評估設備之歷史成本，以估計該設備之現有成本。

扣除實際損耗、功能損耗及經濟／外在損耗反映了所觀察到的狀況、以往保養及翻新記錄(如有)、現有用途以及日後計劃用途。

折舊重置成本法

折舊重置成本法根據重新製造或重置資產的成本，扣除因實際損耗及功能與經濟／外在損耗所引致的折舊計算估價。

重新製造新資產成本之定義為以相同或類似材料重新製造一項資產之估計現有成本。

重置新資產成本之定義為效用最接近被評估資產的新資產之估計現有成本。

實際損耗指資產在使用過程中及暴露於各類自然環境下所引起之磨損導致的價值損失。

功能性損耗是指資產本身的內在因素以及設計、材料或流程上的改變導致功能缺失、產能過剩、重複建設、缺乏效用或超額營業成本等，從而造成價值損失。

經濟/外在損耗是指外部環境不利導致不可挽回之價值損失。

在無可供比較資產之市場交易，或在未能從較大型交易中推斷出數據時或在交易並不存在時，於持續使用之前提(假設獲得足夠的盈利)下，折舊重置成本法為最佳估值法。

市場比較法

市場比較法涉及收集與被評估資產有關的市場數據。市場比較法之首要目的在於透過目前市場上類似資產的近期銷售額或叫價釐定該等資產之需求情況，以得出被評估資產最可能銷售價之指標。

倘若可比較銷售資產與被評估資產不盡相似，則必須作出調整令彼等盡可能接近被評估資產。

於持續使用之前提(假設獲得足夠的盈利)下，會考慮於二手設備市場購買類似設備之成本，並作出反映運費及安裝費之扣減。

設備說明

按　貴公司之指示，吾等之評估範圍只包括廣州羊城會計師事務所為廣州醫藥集團有限公司所出具，基準日為二零零二年十二月三十一日之資產估值報告內之機械設備。該估值報告乃用於釐定廣州藥業集團有限公司認購廣州漢方股份之代價。

所估值設備包括各類生產設備，包括提取罐、回收罐、蒸餾釜、反應罐、存儲罐、真空乾燥箱、噴霧乾燥器、蒸汽鍋爐、發動機、過濾器、軟水器、抽水機、濾水器、配電系統、供水系統及其他輔助設備。

設備位於中國廣東省從化桃園鎮雲星大道268號廣州漢方之研究中心。

本次調查不包括土地改善、租賃物業裝修、不動產物業、建築物、備件、供應品、存貨、現有材料及所有其他現有有形資產與可能存在之無形資產。

估值基準

該估值乃吾等對「設備及機器提供予業務之價值」之意見，就吾等所下定義而言，指「用於業務之設備及機器權益於估值日期之轉讓價格，假設：

(a)　設備及機器將持續用於現有業務；

(b)　基於所使用資產之總價值及業務性質，業務具備足夠之盈利潛力或企業具有持續發展能力；

(c)　轉讓乃雙方在知情、審慎及非強迫下公平出售業務之一部份。」

估值方法

吾等在達致估值意見前，曾親自檢查設備並研究市況。為編製吾等之估值意見，吾等曾考慮三項普遍採納的估值方法：折舊重置成本法、市場比較法及收入資本化法。該等方法之理論概述如下：

2. 機器及設備

GREATER CHINA APPRAISAL LIMITED
漢 華 評 值 有 限 公 司

香港
灣仔
港灣道6-8號
瑞安中心2407室

敬啟者：

茲遵照廣州藥業股份有限公司(稱作「貴公司」)指示，吾等已對其向吾等展示位於中華人民共和國(「中國」)廣東省從化廣州漢方現代中藥研究開發有限公司(稱作「廣州漢方」)研究中心之若干機器及設備(「設備」)進行估值，並於本報告中提交吾等之估值結果。

吾等確認曾進行視察及作出有關查詢，並取得吾等認為必需之其他資料，以便向 閣下呈報吾等對設備於二零零三年六月三十日市值之意見。據了解，本項估值正用於一項關連交易。

公司介紹

廣州漢方現為 貴公司擁有其約58.49%股權之附屬公司，主要從事開發新中藥及研究開發新的中藥生產方法。

附註：

1. 該物業於二零零三年四月由廣州醫藥集團有限公司(「廣藥集團」)注入廣州漢方，作為廣藥集團認購廣州漢方股份應付之代價。廣藥集團連同其他認購人完成認購後，廣州漢方成為貴公司持有約58.49%權益的附屬公司。

2. 根據分別由從化市人民政府及廣東省人民政府頒發，日期為二零零三年八月二十六日的國有土地使用權證和日期為二零零三年八月二十七日的六宗房地產權證，土地及樓宇(合共土地面積約61,619.00平方米，總建築面積約5,779.07平方米)由廣州漢方持有，期限至二零四三年十二月二十一日止，作為工業用途。

3. 中國法律顧問在其法律意見中說明：

(a) 該土地及樓宇由廣州漢方持有，所依據的業權文件如下：

業權文件	**文件編號**	**總層數**	**土地面積**	**建築面積**	**屆滿日期**
國有土地使用權證	從府國用(2003)字第00212號	/	59,017.00平方米	/	2043年12月21日
房地產權證(第2幢)	粵房地證字第C1547961號	4	914.00平方米	3,456.00平方米	2043年12月21日
房地產權證(第5幢)	粵房地證字第C1547964號	1	129.00平方米	130.56平方米	2043年12月21日
房地產權證(第4幢)	粵房地證字第C1547963號	2	935.00平方米	1,472.00平方米	2043年12月21日
房地產權證(第6幢)	粵房地證字第C1547965號	1	163.00平方米	161.92平方米	2043年12月21日
房地產權證(第1幢)	粵房地證字第C1547960號	1	286.00平方米	300.05平方米	2043年12月21日
房地產權證(第3幢)	粵房地證字第C1547962號	1	175.00平方米	258.54平方米	2043年12月21日
		合計：	61,619.00平方米	5,779.07平方米	

(b) 廣州漢方透過廣藥集團注入資產方式合法地取得該等土地及樓宇之使用權，其取得過程毋需交納土地出讓金及其他稅費。

(c) 廣州漢方可在使用年限內自由轉讓、出租或抵押該土地及樓宇，而毋須向有關政府部門繳納任何土地出讓金。

估值證書

物業	概況及年期	佔用詳情	現況下於二零零三年六月三十日之市值
中國 廣東省 廣州市 從化 桃園鎮 雲星大道268號 之土地、樓宇及建築物	該物業包括一幅土地(「土地」)、其上的六幢樓高1層至4層的工業樓宇(「樓宇」)及附屬建築物(「建築物」)。樓宇於一九九九年竣工。 土地之土地面積約為61,619.00平方米,樓宇之總建築面積約為5,779.07平方米。建築物包括土地以內的圍牆、橋涵、廠區道路以及土方工程。 該物業以國有土地使用權證和六宗房地產權證持有,期限至二零四三年十二月二十一日止,作為工業用途。	於視察日期,該土地、樓宇及附屬建築物由廣州漢方現代中藥研究開發有限公司(「廣州漢方」)佔用為研究中心。	人民幣21,000,000元

估值意見

考慮到所有相關情況並且假設不附帶任何產權負擔，吾等認為標的物業在現有狀況下於二零零三年六月三十日之市場價值為**人民幣貳千壹百萬元(人民幣21,000,000元)**。

隨函附奉估值證書。

吾等謹此證明，吾等現時及未來對被評估的資產或所呈報的價值並無擁有任何權益。

此致

中華人民共和國
廣東省
廣州市
荔灣區
沙面北街45號
廣州藥業股份有限公司
列位董事　台照

代表
漢華評值有限公司

董事總經理
葉國光
土地經濟學士
英國皇家特許測量師
香港測量師學會會員
香港註冊專業測量師
謹啟

二零零三年九月一日

註：　葉國光先生為特許測量師兼註冊專業測量師，自一九九二年起為中國物業進行估值，積累了豐富的物業估值經驗。

吾等並無調查與任何特定生產流程有關之行業、安全、環境及健康規定。吾等假設所有必要之許可、程序及措施已按照政府法規及指引得到落實。

吾等之估值並無考慮任何評估物業之抵押、按揭或欠款，亦無考慮在出售成交時可能承擔之任何開支或税項。除另有説明外，吾等假設全部權益概無涉及任何可影響價值之繁重負擔、限制及支銷。

本報告之估值不包括因地震或其他原因引起之結構損壞或環境污染之影響。吾等建議本報告之讀者諮詢合資格之結構工程師及／或環境審核員，以評估可能對市場價值造成重大影響的潛在結構／環境缺陷。

經核實所有有關文件後，吾等在頗大程度上依賴 貴公司提供之資料，並接納 貴公司就圖則審批、法定公告、地役權、年期、佔用、租用、施工成本、租金、地盤與樓面面積以及識別 貴公司擁有有效權益之物業時所提供之意見。吾等並無理由懷疑所提供資料之真確性及準確性。吾等亦獲告知，該等資料並無遺漏任何重大事實。因此，吾等乃於知情情況下作出意見。此外，吾等亦無理由懷疑 貴公司隱瞞任何重要資料。

業權調查

針對中國境內之物業權益，吾等已獲提供估值物業之業權文件副本。然而，限於中國現有之登記制度，吾等未能對該等物業所附帶之法律業權或任何法律責任進行調查。

就中國境內之土地及樓宇而言，吾等倚賴廣東正平天成律師事務所(下稱「中國法律顧問」)就相關土地及樓宇(定義見估值證書)之法律業權以及權益性質所提供的日期為二零零三年八月二十九日之法律意見(「法律意見」)。法律意見摘要列於估值證書附註3。

本報告披露之所有法律文件僅供參考，吾等對本報告所載與物業之法律業權有關之任何法律事宜概不負責。

限制條件

吾等並無進行詳細實地測量，以核實有關物業之地盤面積是否準確，惟假設吾等所獲文件及正式地盤圖則所示之地盤面積均準確無誤。根據吾等對中國境內同類物業之估值經驗，吾等認為假設乃屬合理。所有文件及合約僅供參考，而所有呎吋、量度及面積僅為約數。

吾等曾視察物業之外貌，並在可能情況下視察其內部。然而，吾等並無進行任何結構測量，故未能確定該等物業是否確無腐朽、蟲蛀或任何其他結構損壞，亦未有檢測任何設施。

吾等並無進行地質研究，以確定任何物業發展之地面狀況或設施是否合適。吾等假設上述方面均令人滿意，且施工期內不會發生任何額外開支或延誤，並以此為基礎進行估值。

吾等未被命令亦未連同本報告進行土壤分析或地質調查，有關水、油、氣或其他地下礦物質之使用權利或狀況亦未經調查。

諸如石棉、尿素甲醛泡沫絕緣材料、其他化學品、毒性廢物或其他潛在有害原料等物質，會對物業價值造成不利影響。除報告另行指明者外，估值師在評估市場價值時概無考慮該等物質之存在。所列估價乃假設該等物業不存在有可能導致上述價值損失之材料，並據此確定。吾等對任何該等情況概不負責。客戶已獲通知，估值師並無資格檢測該等物質、定量分析其對價值之影響或確定補救費用。

對於參照「折舊重置成本法」評估之物業權益，吾等在估值時考慮了預期收益可能為被評估物業帶來合理回報，加上未包括在評估範圍內的任何資產的價值以及適當的淨營運資金。

持續使用是假設該物業將用於指定及建造之目的，或用於現時所採用之目的。持續使用物業之估值不代表該物業在公開市場上逐部出售之變現數額。

對於以長期土地使用權持有之物業，吾等假設物業權益之業主有權利自由且不受干擾地在各項土地使用權到期前的整個期間使用該等物業。吾等還在估值時假設，該等物業權益可於公開市場自由出售或轉讓予第三方，而毋須向中國政府支付任何補價。除另有說明外，吾等亦假設有關物業已交吉。

吾等假設有關政府機關已經就建成的樓宇及建築物授出一切同意書、批文及執照。此外，吾等亦假設於工地上興建之樓宇及建築物均由業主持有或獲准由業主佔用。

除評估報告所聲明、界定及考慮者外，吾等假設所有適用之分區及使用規定與限制已經得到遵守。吾等假設土地利用及改建均位於該等物業之界線以內，概無任何侵用或侵佔現象。

概無任何環境影響調查命令，亦無執行任何環境影響調查。除報告所聲明、界定及考慮者外，吾等假設適用之國家、省及地方環境法律法規已經得到全面遵守。就報告所涵蓋之任何用途而言，吾等假設已經或能夠從任何當地、省或國家政府或私人實體或組織獲得或更換一切必要之執照、同意書或其他法律或行政權限。

吾等相信上述假設就實際情況而言乃屬合理。吾等假設有關政府機關就該等物業授出之一切同意書、批文及執照不附帶任何苛刻條件或出現不當延誤而可能影響價值。

各項物業之其他特別假設載列於其估值證書之附註部份。

在估值過程中，吾等已經評估物業權益用於指定用途之價值，並且知悉該等物業將用於該等用途(下稱「持續使用」)。

估值方法

限於樓宇及建築物之性質，其並無已知的市場比照。因此，吾等在評估物業時採用了折舊重置成本法，即利用當前重置成本計算於估值日期佔用物業之業務之價值。

此估值方法需要估計土地現有用途之市場價值，加上當前的重置(重建)成本總額，再按實際損耗以及所有相關形式的損耗和環境因素作出適當扣減。在缺少已知的市場比照時，折舊重置成本法通常是評估物業價值的最可靠指標。

吾等採用比較法進行土地估值。吾等分析了可資比較之土地，並加以調整用於估值。

實際損耗是指使用過程中及暴露於自然環境下所引起之磨損導致的價值損失。

功能性損耗是指資產內部因素所導致之價值損失，例如設計、材料或流程上的改變導致功能缺失、產能過剩、缺乏效用或超額營業成本等。

經濟／外部損耗是指資產的外部環境不利導致不可挽回之價值損失。該等外部因素包括當地經濟、行業經濟、融資的可用性、不良企業侵用、原材料及勞動力資源損失、缺乏有效運輸、商業中心遷址、新法例通過以及法令修改等。

假設

吾等之估值乃假設業主於市場出售其繼續使用之物業權益而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排以提高物業價值。此外，吾等估值時亦無假設任何形式的強售情況。

以下為獨立估值師漢華評值有限公司就其於二零零三年六月三十日對有形資產(包括(i)土地、樓宇及附屬建築物；及(ii)機器及設備)之估值所編製之估值報告摘要，以供本通函收錄。

1. 土地、樓宇及附屬建築物

GREATER CHINA APPRAISAL LIMITED
漢 華 評 值 有 限 公 司

香港
灣仔
港灣道6-8號
瑞安中心2407室

敬啟者：

茲遵照　閣下之指示，對廣州藥業股份有限公司(「貴公司」)於中華人民共和國(「中國」)之物業權益進行估值，吾等證實已經視察該等物業，作出有關查詢，並獲取吾等認為必要之其他資料，以提供物業權益於二零零三年六月三十日(「估值日」)之價值之意見。

作為估值報告的一部份，本函件的目的是解釋估值之基準及方法，並闡明吾等之假設、物業業權以及限制條件。

估值基準

物業權益估值是吾等對公開市值之意見。公開市值是指：

「自願買方與自願賣方在基於各自獨立利益之交易中，於知情、審慎且無強迫之情況下，經適當推銷而於估值日交換某項資產之估價。」

認購股份之轉讓限制

根據認購協議， 貴公司及華東中藥均受凍結期間（自認購協議訂立日期（即二零零三年二月二十八日）起計為期三年）之規限。於該期間內，雙方不得出售、轉讓或抵押廣州漢方股份。據董事知會，鑑於華東中藥擁有之經驗及專業知識對於實施項目而言非常重要，故限制華東中藥轉讓其於認購股份之所有權有助於保證其對廣州漢方及項目之投入。就同意接受限制，華東中藥要求 貴公司亦接受同樣限制。董事認為，透過同意限制 貴公司出售其於廣州漢方之所有權， 貴公司可向華東中藥證明 貴公司致力發展廣州漢方。在本函件評估認購對 貴公司之利益時，吾等認為該限制對 貴公司及其股東整體而言可接受。

意見

經考慮上述主要因素及理由後，吾等認為，對於獨立股東而言，認購協議之條款屬公平合理，且符合 貴公司及股東之整體利益。故此，吾等建議獨立董事委員會向獨立股東建議如須就考慮及通過認購協議之決議案召開股東大會，獨立股東應就該決議案投贊成票。

此致

廣州藥業股份有限公司
獨立董事委員會 台照

代表
高信融資服務有限公司

董事
周家和
謹啟

代表
倍利證券(香港)有限公司

執行董事／董事
康曉龍／黃騰忠
謹啟

二零零三年九月一日

漢華知會吾等，彼等認為，如缺乏可比較之市場，折舊重置成本法通常提供最可靠之物業／資產價值。就土地而言，漢華進行之評值乃以比較法，分析可比較之土地後再作調整以供使用。如漢華所指缺乏可比較之市場，吾等認為其採納之估值法為公平合理。

漢華評估有形資產於二零零三年六月三十日之總值為人民幣25,980,000元。根據認購協議，以有形資產支付之代價為人民幣25,634,300元，較漢華之估值折讓約1.33%，吾等認為對貴公司及股東整體而言可接受。

經計及「董事會函件」第11至12頁所載進行認購之理由，吾等認為，使用有形資產作為認購股份之部份代價有助廣州漢方實施項目。此外，吾等認為，支付現金代價可提供額外營運資金，以供廣州漢方應付未來營運所需。

4. 其他考慮因素

對股權之影響

緊隨認購完成後， 貴公司於廣州漢方註冊資本中之實際權益由約97.44%減少至約58.49%。鑑於攤薄乃因引入認購人作為廣州漢方之新增股東所致，而此舉可加強 貴集團之研發能力，毋須動用 貴集團之大量財務資源，故吾等認為，上述攤薄可以接受，對獨立股東亦屬公平合理。

與土地及該等樓宇有關之土地使用權證及房地產權證分別授予以往擁有土地及該等樓宇之廣州市電力總公司。土地使用權證及房地產權證兩者之有效期均至二零四三年十二月二十一日止。根據日期為二零零二年五月十日之廣州市財政局文件[2002]583號，有形資產(包括土地及該等樓宇)已無償劃撥予廣藥集團。於二零零三年四月中，認購完成後，廣州市電力總公司及廣藥集團均已向從化市國土資源和房屋管理局提出申請，將土地使用權證及房地產權證轉至廣州漢方名下。吾等獲董事會知會，廣州漢方已於二零零三年八月二十六日及二零零三年八月二十七日，分別將新土地使用權證及新房地產權證轉到其名下。就此而言，在中國法律顧問於二零零三年八月二十九日給予吾等有關(其中包括)土地及樓宇擁有權之法律意見中，彼等確認(i)廣州漢方已將新土地使用權證及新房地產權證轉到其名下，故本通函附錄一估值報告所列土地、樓宇及其附屬建築物由廣州漢方依法擁有；(ii)本通函附錄一估值報告所列機器及設備由廣州漢方全權擁有。中國法律顧問亦認為由新土地使用權證及新房地產權證分別各自發出日期起至二零四三年十二月二十一日(即新土地使用權證及新房地產權證到期日)，廣州漢方擁有之土地及樓宇可自由轉讓、租賃或抵押予第三方，而毋須向有關政府機關支付任何額外土地出讓金。

貴公司已聘用漢華評值有限公司(「漢華」)評估有形資產。估值報告之詳情載於本通函附錄一。

於評估代價時，吾等已與漢華審閱及討論進行評估所採用之方法、基準及假設。根據漢華之資料，由於(i)樓宇及附屬建築物；及(ii)機器設備並無即時可比較之市場，故彼等採用折舊重置成本法。該估值法之原則為於評估土地、樓宇及附屬建築物時，須評估土地當前用途之市場價值加上當前重置(重建)成本總額，再按實際損耗及所有相關陳舊及環境因素作出適當扣減。於評估機器及設備時，折舊重置成本法乃以再生產或重置資產減實際損耗及功能與經濟／外部陳舊引起的折舊計算出相關價值。

3. 代價

每股認購股份人民幣1元之代價乃經原股東與認購人公平磋商而釐定，較每股廣州漢方股份約人民幣0.841元（根據廣州漢方於二零零二年十二月三十一日之經審核資產淨值計算）之資產淨值有溢價約18.9%。鑑於廣州漢方為一間虧損中企業，而每股認購股份代價高於二零零二年十二月三十一日之每股廣州漢方股份資產淨值，故吾等認為每股認購股份人民幣1元之代價符合　貴公司及其股東整體之利益。

代價之形式

根據認購協議應付之總代價中，約77.02%（相當於人民幣25,634,300元）乃以有形資產支付，約22.98%（相當於人民幣7,650,000元）乃以現金支付。如　貴公司之中國法律顧問廣東正平天成律師事務所（「中國法律顧問」）所知會，根據　貴公司所提供由廣州羊城會計師事務所有限公司出具之驗資報告，現金代價已經付清。

如「董事會函件」中「代價」分段所述，有形資產包括土地、樓宇、附屬建築物、機器及設備。

2. 認購之理由

訂立認購協議之理由載於本通函「董事會函件」內「進行認購之理由」一段。

吾等獲董事告知，彼等認為中國加入世界貿易組織以及天然醫藥在全球市場之快速發展，會令中國製藥及藥品業之未來充滿挑戰及機遇。為抓住此等機遇， 貴集團將繼續在研究及開發新產品方面作出更多努力。董事認為，由於廣州漢方為 貴集團之主要研發部，其順利履行職責對 貴集團至關重要。此外，廣州漢方於認購前在 貴集團內之作用只限於研究及開發，而無賺取收入之能力。董事預期，透過認購引進該等於藥品及製藥業富有經驗之認購人作為廣州漢方之新增股東，將加強廣州漢方在(i)開發新產品；及(ii)實現「董事會函件」中「進行認購之理由」一段所述項目之業務計劃之能力。由於會開發及生產出更多新產品，認購亦將令廣州漢方產生收益，由此提升 貴集團於中國製藥及藥品市場之競爭力。

經計及(i) 貴集團及企業認購人(即廣藥集團及華東中藥)之主要業務活動；(ii)個人認購人(即廣州漢方執行董事與趙向勇先生及葛發歡先生)之專業知識及經驗；(iii)廣州漢方之虧損歷史，吾等認為，原股東與認購人訂立認購協議乃合理之舉。

主要考慮因素及理由

於達致有關認購協議之意見時，吾等已考慮下列主要因素及理由：

1. 貴集團、廣州漢方及認購人之業務與背景

貴集團主要從事(i)生產及銷售中成藥及(ii)批發、零售及進出口中西藥品及各種醫療器械。廣州漢方為 貴公司其中一家附屬公司，於二零零二年十二月三十一日其經審核資產淨值佔 貴集團於上述日期之經審核資產淨值約1.7%，廣州漢方主要從事(i)開發新中藥；及(ii)研究及開發新中藥生產方法。廣州漢方為 貴集團之主要研發部。於二零零二年十二月三十一日及二零零三年三月三十一日，廣州漢方之經審核及未經審核資產淨值分別約為人民幣42,100,000元及人民幣40,500,000元。截至二零零二年十二月三十一日止年度及截至二零零三年三月三十一日止三個月，廣州漢方之經審核及未經審核淨虧損分別約為人民幣7,100,000元及人民幣1,500,000元。

認購協議之七位認購人當中，兩位為中國企業，五位為個人。廣藥集團為中國國有企業，在西藥產品之開發、生產及貿易業務方面擁有近二十年歷史。華東中藥為中國企業，自一九九零年成立以後，一直主要從事中藥生產設備之研究、開發及製造業務。個人認購人為廣州漢方執行董事與趙向勇先生及葛發歡先生。吾等獲董事知會，所有個人認購人現時均為廣州漢方之高級管理人員，尤其是負責管理廣州漢方研發業務之助理總經理趙向勇先生與葛發歡先生。

貴公司於二零零三年八月十一日公佈，原股東與認購人於二零零三年二月二十八日訂立認購協議，據此，認購人同意以人民幣33,284,300元之總代價認購33,284,300股新廣州漢方股份（相當於每股廣州漢方股份人民幣1元）。認購股份佔廣州漢方緊接認購前註冊資本約66.57%，佔認購後經擴大註冊資本約39.96%。認購後，廣州漢方之註冊資本由50,000,000股增至83,284,300股，而 貴公司於廣州漢方註冊資本中擁有之權益（包括直接與間接權益）則由約97.44%降至約58.49%。於認購人中，廣藥集團及廣州漢方之執行董事均為 貴公司之關連人士，故按聯交所及上海證券交易所各自之上市規則之規定，認購協議構成 貴公司之關連交易，本應根據上市規則取得獨立股東批准後作實。

然而，由於廣州漢方無心之下疏忽申報程序，認購協議未能於簽署前獲獨立股東批准，故未能作實。因此，認購違反上市規則第14.26條，聯交所聲明保留權利就此次違反上市規則對 貴公司及／或董事採取行動。股東須注意，認購協議所述之認購已於二零零三年四月十七日完成，而廣州市工商行政管理局亦於該日發出反映廣州漢方之新註冊資本及新股東架構的新營業執照，故認購不可撤回。

於達致意見時，吾等依賴由董事所提供資料與事實以及聲明之準確性，並假設吾等獲提供之一切資料、事實及聲明於作出之時均屬真實及準確；及於刊發本通函日期仍屬真實。董事亦確認，提供予吾等之資料及事實均屬完整，所提供之資料及所作之聲明並無遺漏任何重大事實。吾等並無理由懷疑董事向吾等所提供資料及所作聲明之真實、準確及完整性。吾等依賴該等資料，並認為吾等取得之資料已足以令吾等就認購協議之條款達致知情意見，並為吾等作出推薦意見提供合理依據。然而，吾等並無對 貴集團之業務、財政狀況或未來前景進行獨立調查，亦無對所提供之資料進行任何獨立核實。

以下為高信及倍利就認購協議向獨立董事委員會所發出之意見函全文，以供載入本通函。



高信融資服務有限公司
香港
中環
金鐘道89號
力寶中心第1座801室



倍利證券(香港)有限公司
香港
皇后大道中15號
置地廣場公爵大廈
34樓3406室

敬啟者：

關連交易
關連人士認購附屬公司之新股份

緒言

高信及倍利謹此提述吾等獲委任為聯席獨立財務顧問，就認購協議之條款是否公平合理向獨立董事委員會作出意見。認購協議之詳情載於本通函「董事會函件」部份（本函件為通函之一部份）。除文義另有所指外，通函使用之詞彙在本函件中具有相同涵義。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

敬啟者：

關連交易
關連人士認購附屬公司之新股份

吾等謹此提述本公司於二零零三年九月一日刊發之通函(「通函」)，本函件為其中之部份。除文義另有所指外，通函中使用之詞彙在本函件中具有相同涵義。

吾等作為組成獨立董事委員會之獨立非執行董事，已獲董事會委任，就認購協議之條款對獨立股東而言是否屬公平合理及認購是否符合本公司與股東之整體利益向 閣下作出意見。高信及倍利已獲委任為聯席獨立財務顧問，向吾等提供有關認購協議之意見。彼等之意見詳情連同彼等達致該等意見之主要考慮因素及理由載於各自發出之函件(載於通函第15至第22頁)。 閣下亦應垂注通函第4至第13頁所載之「董事會函件」及通函附錄所載之其他資料。

經考慮高信及倍利發出之意見函所述之主要因素、理由及意見後，吾等認為認購協議之條款對獨立股東而言確屬公平合理，且認購符合本公司及股東之整體利益。故此，如須舉行股東大會，吾等建議獨立股東投票贊成認購協議。

此致

列位獨立股東 台照

代表
獨立董事委員會

獨立非執行董事	獨立非執行董事	獨立非執行董事	獨立非執行董事	獨立非執行董事
朱幼麟	**張伯華**	**劉錦湘**	**吳張**	**黃卜仁**
謹啟	謹啟	謹啟	謹啟	謹啟

二零零三年九月一日

8. 推薦意見

閣下敬請垂注本通函第14頁所載之「獨立董事委員會函件」，其載有獨立董事委員會向獨立股東提供之意見，以及第15至22頁所載之「高信及倍利之函件」，其載有高信及倍利向獨立董事委員會提供之意見。

9. 其他資料

閣下敬請垂注本通函各附錄載有附加資料。

此致

列位股東 台照

代表董事會
主席
蔡志祥

二零零三年九月一日

廣州漢方擬設立研究及開發中心，研究「中藥提取分離過程現代化」(「該項目」)。目前，生產中藥多根據傳統方法，例如草藥煎熬和研磨。可是，傳統方法之缺點是，會生產出存在於草藥內之多餘材料之藥品。此外，由於傳統方法不能控制有用與多餘成份之比例，因而令藥品之質量不穩定。該項目旨在開發新生產方法，從而可將草藥中有用成份抽取出來及去除多餘成份，令所生產藥品之品質更高和更穩定。

根據認購協議，廣藥集團及華東中藥將成為廣州漢方之新股東。董事認為，廣藥集團及華東中藥在醫療及藥品行業之經驗及專長將有助於開發該項目。董事亦認為，廣州漢方之管理層認購認購股份將激勵管理層之士氣，對本集團之長遠發展有利。

此外，有形資產將供廣州漢方開展該項目之設備及生產自行開發之藥品。

7. 關聯交易

由於廣藥集團及廣州漢方執行董事為本公司之關聯人士，故分別按照聯交所及上海證券交易所之上市規則，認購構成關聯交易。

根據上市規則，認購協議應獲獨立股東在股東大會上批准後，方可作實。由於廣州漢方在申報程序上犯上無心之失，認購協議於簽署前已獲獨立股東批准成為有條件。因此，認購違反了上市規則第14.26條。

由於認購已於二零零三年四月十七日完成並不可撤回，董事會不建議召開股東大會以尋求批准認購，而是成立獨立董事委員會，就認購協議之條款是否公平合理及符合本公司及股東之整體利益向獨立股東提供意見。獨立董事委員會由朱幼麟先生、張伯華先生、劉錦湘先生、吳張先生及黃卜仁先生組成，彼等均為獨立非執行董事。此外，董事會已委聘高信及倍利向獨立董事委員會提供意見。

5. 認購人之資料

廣藥集團

廣藥集團為本公司之控權股東，持有513,000,000股股份，佔本公司於認購協議日期及最後可行日期已發行股本約63.26%。廣藥集團為中國國有企業，自一九八三年成立以來，一直主要從事西藥產品之開發、生產及貿易。

華東中藥

華東中藥為獨立第三方，自一九九零年成立以來，一直主要從事中藥生產設備之研究、開發及製造。該公司於一九九四年獲安徽省科學技術委員會評為中國高新技術企業。「高新技術企業」是對取得重大科技開發成果之企業給予之認證。高新技術企業在中國一般可享有稅務優惠待遇。

廣州漢方之管理層

廣州漢方之管理層包括廣州漢方執行董事(即劉菊妍女士、莫尚志先生及蔡杏春先生)及兩名高級管理層員工(即趙向勇先生及葛發歡先生)。趙向勇先生及葛發歡先生為副總經理，均參與廣州漢方之研究及開發工作。

6. 進行認購之理由

董事認為，中藥市場不斷湧現新技術和新產品，廣州漢方目前對中藥及其製法之研究及開發工作，有助於本集團在市場上保持長遠競爭力，因此對本集團具有策略重要性。

附註：

1. 廣州陳李濟藥廠為本公司之全資附屬公司。

2. 廣州中一藥業有限公司為本公司約佔97.02%權益之附屬公司。

3. 廣州敬修堂(藥業)股份有限公司為本公司約佔88.40%權益之附屬公司。

4. 廣州市醫藥工業研究所為中國國有企業。其等同董事會之高級管理層共有四名成員，全部由廣藥集團直接或間接委派。因此，由於廣州市醫藥工業研究所乃受廣藥集團管理及控制，故被視為廣藥集團之聯繫人士及本公司之關聯人士。

4. 有關本集團及廣州漢方之資料

本集團

本集團主要從事(i)生產及銷售中國成藥；及(ii)批發、零售及進出口中西藥品及多種醫療器材。

廣州漢方

廣州漢方為本公司之附屬公司，並為本集團之主要研究及開發分部，主要從事(i)開發新中藥；及(ii)研究及開發中藥之新生產方法。本集團主要為藥品製造商而並非藥品研究商，而廣州漢方與本集團之整體規模相比，只屬於一間小型附屬公司。於二零零二年十二月三十一日及二零零三年三月三十一日，廣州漢方之經審核資產淨值及未經審核資產淨值分別為約人民幣42,100,000元及約人民幣40,500,000元，均佔本集團於該等日期之資產淨值約1.7%。此外，廣州漢方作為一間研究及開發公司，並無產生收益，因此不會對本集團之溢利帶來貢獻。截至二零零二年十二月三十一日止年度及截至二零零三年三月三十一日止三個月，廣州漢方之經審核虧損淨額及未經審核虧損淨額分別為約人民幣7,100,000元及約人民幣1,500,000元。本集團於同期之經審核純利及未經審核純利分別為約人民幣94,600,000元及約人民幣52,400,000元。

3. 廣州漢方之股權架構

認購引入認購人成為廣州漢方之新股東。於認購完成後，本公司佔廣州漢方註冊資本之權益(包括直接及間接權益)，由約97.44%削降至約58.49%。下文載列廣州漢方緊接認購完成前及緊隨認購完成後之股權架構：

股東	緊接認購完成前 廣州漢方 股份數目	概約%	緊隨認購完成後 廣州漢方 股份數目	概約%
原股東				
本公司	45,000,000	90.00	45,000,000	54.03
廣州陳李濟藥廠(附註1)	2,000,000	4.00	2,000,000	2.40
廣州中一藥業有限公司(附註2)	1,000,000	2.00	1,000,000	1.20
廣州敬修堂(藥業)股份有限公司(附註3)	850,000	1.70	850,000	1.02
廣州市醫藥工業研究所(附註4)	1,150,000	2.30	1,150,000	1.39
認購人				
廣藥集團	—	—	25,634,300	30.78
華東中藥	—	—	5,000,000	6.00
劉菊妍女士	—	—	600,000	0.72
莫尚志先生	—	—	550,000	0.66
蔡杏春先生	—	—	500,000	0.60
趙向勇先生	—	—	500,000	0.60
葛發歡先生	—	—	500,000	0.60
合計	50,000,000	100.00	83,284,300	100.00

餘下之認購人（即華東中藥、劉菊妍女士、莫尚志先生、蔡杏春先生、趙向勇先生及葛發歡先生）已於二零零三年四月十五日前以現金全數支付應付之代價。

釐定代價之基準

認購股份佔廣州漢方於認購協議日期之註冊資本約66.57%，及佔廣州漢方經認購擴大後之註冊資本約39.96%。

每股認購股份之代價為人民幣1元，較根據廣州漢方於二零零二年十二月三十一日之經審核資產淨值計算之每股廣州漢方股份資產淨值約人民幣0.841元溢價約18.9%。

代價乃由原股東與認購人經公平基準磋商後達致。董事會認為，認購協議之條款屬公平合理，並符合本公司及股東之整體利益。

認購股份之權利

認購股份在各方面均與在認購協議完成前已存在之廣州漢方股份擁有相同之權利，包括於二零零三年四月十七日（即下文所載之認購完成日期）後獲得分派之權利。

轉讓認購股份之限制

本公司及華東中藥於認購協議完成後分別佔廣州漢方註冊資本約54.03%及約6.00%之權益。在未經廣州漢方全體股東另行同意下，本公司及華東中藥均不得於認購協議日期（即二零零三年二月二十八日）起計三年內出售、轉讓或抵押所擁有之廣州漢方股份。其餘認購人不受以上轉讓廣州漢方股份之限制。

完成

認購已於二零零三年四月十七日（即廣州市工商行政管理局發給廣州漢方之新營業執照（以反映其新註冊資本及新股權架構）之日）完成。

廣藥集團就其認購股份應付之代價以有形資產支付。有形資產包括位於中國廣東省從化市桃園鎮雲星大道268號(前稱中國廣東省從化市城郊鎮塘下村「園仔嶺」)一幅佔地合共約61,700平方米之土地(「該土地」)之土地使用權、六幢樓宇(統稱「該等樓宇」)、附屬建築物、機器及設備。該等樓宇位於該土地上，總樓面面積約為5,800平方米。有關有形資產之詳情，請參閱本通函附錄一所載由漢華評值有限公司編製之估值報告。

有形資產原由廣州市電力總公司擁有。根據廣州市財政局於二零零二年五月十日發出之文件[2002]583號，有形資產已無償劃撥予廣藥集團，而廣藥集團則將有形資產轉讓予廣州漢方作為認購股份之代價。廣州漢方已就該土地及該等樓宇獲得以下國有土地使用權證及六份房地產權證：

證書	發出日期	發出機關	屆滿日期
國有土地使用權證	二零零三年八月二十六日	從化市人民政府	二零四三年十二月二十一日
六份房地產權證	二零零三年八月二十七日	廣東省人民政府	二零四三年十二月二十一日

根據廣東正平天成律師事務所於二零零三年八月二十九日發出之中國法律意見，上述證書賦於廣州漢方有權將該土地及該等樓宇在屆滿前作自由轉讓、出租及抵押，而毋須向有關政府部門繳納任何出讓金。

就釐定認購股份之代價而言，根據廣州羊城會計師事務所作出之估值計算，有形資產於二零零二年十二月三十一日之價值為人民幣25,634,300元。就本通函而言，本公司已委聘漢華評值有限公司擔任獨立估值師，對有形資產發出最新之估值報告。漢華評值有限公司對有形資產進行估值後，其於二零零三年六月三十日之價值總額為人民幣25,980,000元。漢華評值有限公司編製之估值報告載於本通函附錄一。

附註：

1. 廣藥集團佔本公司已發行股本中約63.26%之權益，為本公司之控權股東。

2. 華東中藥為獨立第三方。

3. 廣州漢方之董事會由三名執行董事（即劉菊妍女士、莫尚志先生及蔡杏春先生）及四名非執行董事組成。除執行董事外，兩名廣州漢方之高級管理人員（即趙向勇先生及葛發歡先生）亦積極參與廣州漢方之管理工作。因此，廣州漢方全體管理人員均已認購認購股份。

4. 趙向勇先生及葛發歡先生與本公司董事、行政總裁或主要股東或彼等各自之任何聯繫人士概無關聯；彼等亦概無持有本公司股份。

由於廣藥集團及廣州漢方執行董事為本公司之關聯人士，故按照上市規則，認購構成關聯交易。

代價

認購股份之代價為每股認購股份人民幣1元。各認購人支付之總代價及其收取之認購股份數目如下：

認購人	**所付總代價** *（人民幣）*	**所收取認購股份數目**
廣藥集團	25,634,300	25,634,300
華東中藥	5,000,000	5,000,000
劉菊妍女士	600,000	600,000
莫尚志先生	550,000	550,000
蔡杏春先生	500,000	500,000
趙向勇先生	500,000	500,000
葛發歡先生	500,000	500,000
	33,284,300	33,284,300

每股認購股份之代價為人民幣1元，較根據廣州漢方於二零零二年十二月三十一日之經審核資產淨值計算之每股廣州漢方股份資產淨值約人民幣0.841元溢價約18.9%。認購股份之總代價為人民幣33,284,300元，其中約77%以有形資產支付，而其餘約23%則以現金支付。

由於廣藥集團及廣州漢方執行董事(各自為認購人之一)為本公司之關聯人士，故按照上市規則，認購協議構成本公司之關聯交易。

本通函旨在(i)向　閣下提供認購協議之詳情；及(ii)載列獨立董事委員會及聯席獨立財務顧問就認購協議之條款所發出之意見。

2. 認購協議

日期

二零零三年二月二十八日

認購

根據認購協議，認購人同意認購認購股份，即廣州漢方中33,284,300股新廣州漢方股份。廣州漢方為本公司於認購協議簽訂日期約佔97.44%權益之附屬公司。

認購人

廣藥集團 *(附註1)*
華東中藥 *(附註2)*
劉菊妍女士 *(附註3)*
莫尚志先生 *(附註3)*
蔡杏春先生 *(附註3)*
趙向勇先生 *(附註3、4)*
葛發歡先生 *(附註3、4)*



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

執行董事
蔡志祥先生
李益民先生
馮贊勝先生
周躍進先生

獨立非執行董事
朱幼麟先生
張伯華先生
劉錦湘先生
吳張先生
黃卜仁先生

監事
陳燦英先生
譚思馬先生
羅繼東先生

註冊辦事處及主要營業地點
中國廣東省
廣州市
沙面北街45號

香港營業地點
香港
金鐘道89號
力寶中心二座
20樓2005室

敬啟者：

關聯交易
關聯人士認購附屬公司之新股份

1. 緒言

董事會已於二零零三年八月十一日公佈，原股東與認購人於二零零三年二月二十八日訂立認購協議，據此，認購人同意按每股廣州漢方股份人民幣1元認購33,284,300股新廣州漢方股份。

「聯交所」	指	香港聯合交易所有限公司
「股東」	指	本公司之股東
「股份」	指	本公司股本中面值人民幣1元之股份
「認購人」	指	廣藥集團、華東中藥、廣州漢方執行董事、趙向勇先生及葛發歡先生
「認購」	指	認購人根據認購協議認購認購股份
「認購協議」	指	由原股東與認購人於二零零三年二月二十八日訂立之無條件認購協議
「認購股份」	指	認購人根據認購協議認購之33,284,300股新廣州漢方股份
「有形資產」	指	注入廣州漢方之有形資產，作為廣藥集團認購認購股份之代價
「%」	指	百分比

「H股」	指	本公司普通股股本中每股面值人民幣1.00元之海外上市外資股，於聯交所上市
「華東中藥」	指	華東中藥工程集團有限公司，於中國註冊成立之公司，為獨立第三方
「獨立董事委員會」	指	董事會之獨立董事委員會，由朱幼麟先生、張伯華先生、劉錦湘先生、吳張先生及黃卜仁先生組成，彼等均為獨立非執行董事
「獨立股東」	指	廣藥集團及其關聯人士以外之股東
「獨立第三方」	指	按上市規則之定義，並非為本公司或其附屬公司之關聯人士之人士或實體
「高信」	指	高信融資服務有限公司，獨立董事委員會之聯席獨立財務顧問，被視為證券及期貨條例下之持牌法團
「最後可行日期」	指	二零零三年八月二十七日，即本通函於刊印前就確定其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「原股東」	指	廣州漢方於認購協議完成前之股東，即本公司、廣州陳李濟藥廠、廣州中一藥業有限公司、廣州敬修堂(藥業)股份有限公司及廣州市醫藥工業研究所
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例

於本通函內，除文義另有所指外，以下詞語具有下列涵義：

「A股」	指	本公司普通股股本中每股面值人民幣1.00元以人民幣計值之內資股
「聯繫人士」	指	具有上市規則所賦予之定義
「倍利」	指	倍利證券(香港)有限公司，獨立董事委員會之聯席獨立財務顧問，被視為證券及期貨條例下之持牌法團
「董事會」	指	董事會
「本公司」	指	廣州藥業股份有限公司，於中國註冊成立之公司，其證券於聯交所及上海證券交易所上市
「董事」	指	本公司之董事
「廣州漢方執行董事」	指	廣州漢方之執行董事，即劉菊妍女士、莫尚志先生及蔡杏春先生
「廣州漢方股份」	指	廣州漢方註冊資本中人民幣1元之單位
「本集團」	指	本公司及其附屬公司
「廣藥集團」	指	廣州醫藥集團有限公司，於中國註冊成立之公司。其持有本公司已發行股本中約63.26%權益，為本公司之控權股東
「廣州漢方」	指	廣州漢方現代中藥研究開發有限公司，於中國註冊成立之公司。於認購完成前，其為本公司約佔97.44%權益之附屬公司，而於認購完成後，則為本公司約佔58.49%權益之附屬公司

頁次

釋義 1

董事會函件

1. 緒言 4
2. 認購協議 5
3. 廣州漢方之股權架構 9
4. 有關本集團及廣州漢方之資料 10
5. 認購人之資料 11
6. 進行認購之理由 11
7. 關聯交易 12
8. 推薦意見 13
9. 其他資料 13

獨立董事委員會函件 14

高信及倍利之函件 15

附錄一——估值報告 23

附錄二——一般資料 37

閣下對本通函或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部廣州藥業股份有限公司(「本公司」)股份，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

關聯交易

關聯人士認購附屬公司之新股份

本公司之財務顧問


CASH

時富融資有限公司

獨立董事委員會之聯席獨立財務顧問


KTG

高信融資服務有限公司



倍利證券(香港)有限公司

獨立董事委員會函件載於本通函第14頁。

載有高信及倍利致獨立董事委員會之意見之函件載於本通函第15至22頁。

二零零三年九月一日

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited
（於中華人民共和國成立之股份有限公司）

關於根據(1)該辦法的規定本集團全部退休及將予退休職工醫療保險及關於(2)保險費的會計處理決議公告

概要

根據廣州市人民政府頒布及於2001年12月1日生效的該辦法規定，本集團需承擔退休及將予退休職工的醫療保險，並須繳交相關醫療保險費用。

本公司第二十一次董事會會議於2003年1月23日召開，董事投票通過就本集團為退休及將予退休職工購買醫療保險之費用，按香港普遍採納會計原則處理的議案。

經本公司初步測算(須待本集團境外核數師審核方可作實)，本集團2002年及未來九年繳交醫療保險的現值淨總額約為人民幣7,500萬元，即截至2001年12月31日止年度本集團有形資產淨值約3.2%，因此，如該筆醫療保險費用於截至2002年12月31日止年度財務報告中列作費用入賬，本集團截至2002年12月31日止年度按香港普遍採納的會計原則編制的業績將會受到不良影響。因上述醫療保險費用的現值總額尚在評估中，最後估算數額將於2002年年報披露。

鑑於對本集團業績的影響，股東及準投資者於買賣本公司股份時，務請小心行事。

根據廣州市人民政府頒布及於2001年12月1日生效的17號(廣州市城鎮職工基本醫療保險試行辦法)(以下簡稱「該辦法」)的規定，廣州藥業股份有限公司(以下簡稱「本公司」)及其附屬公司(統稱「本集團」)需承擔全部退休及將予退休職工的醫療保險。按醫療保險試行辦法有關文件的規定，企業為退休職工及將於未來10年內退休的職工(「退休及將予退休職工」)，可以一次性繳交亦可以按年或按月分期繳交10年醫療保險費用，結合本集團企業實際情況，本集團將符合有關規定，及擬為已退休及將予退休職工(已由本集團一次性的繳交醫療保險費的本集團若干附屬公司233名退休及將予退休職工(即本集團7,373名職工總數約3.16%)除外)按月繳交該等費用。該等附屬公司認為，作一次性的繳交較為合適。根據有關政府機關發出的(關於繳納過渡性基本醫療保險金及相關問題的補充意見)，本集團可為退休及將予退休職工按月分期繳交醫療保險費用，毋須事先獲得批准。

本公司第二屆第二十一次董事會(「董事會」)會議於2003年1月23日在本公司二樓會議室召開，以考慮根據該辦法的規定，本集團購買醫療保險之費用所採納的會計處理之議案。會議應到董事9人，實到董事6人，未到的董事中，劉錦湘先生、馮贊勝先生分別委託蔡志祥董事長行使表決權，張伯華先生委託李益民副董事長行使表決權。董事長蔡志祥先生主持了會議；本公司監事及高級管理人員列席了會議，會議符合(公司法)及本公司(章程)之規定，並有效召開。經過會議充分討論，到會董事一致表決同意，通過關於本集團為本集團退休及將予退休職工購買醫療保險之費用，按香港普遍採納會計原則處理的議案。

根據香港普遍採納的會計原則之要求，及本集團境外核數師的意見，本集團就退休及將予退休職工過往的服務之醫療保險均應作2002年度的費用列支。經本公司初步測算(須待本集團核數師審核方可作實)，本集團2002年及未來九年需繳交醫療保險的現值淨額約為人民幣7,500萬元，即截至2001年12月31日止年度本集團有形資產淨值3.2%。該金額之估算乃基於(i)本集團現任、退休及將予退休職工年齡及人數；(ii)2001年度廣州市人均工資；(iii)全國人均壽命；及(iv)廣州市預計未來之生產總值增長率推算出本集團需為員工就過往服務繳付的醫療保險總金額，再以普通企業債券利率折算至資產負債表報告日之淨現值而得之。如該筆醫療保險費用於截至2002年12月31日止年度財務報告中列作費用入賬，本集團截至2002年12月31日止按香港普遍採納的會計原則編制的業績將會受到不良影響，約人民幣7,500萬元將予確認為費用入賬。因上述醫療保險費用的現值總額尚在評估中，最後估算數額將於2002年年報披露。

本公司於2002年中報中，已對該事項進行了披露，但鑑於當時正在對其財務影響進行評估，故並無在2002年中期賬目中顯示該項的影響。

鑑於對本集團業務的影響，股東及準投資者於買賣本公司股份時，務請小心行事。

本公告乃根據上市協議第2(2)段而發出，並將於香港及上海同時刊登。

本公司董事對本公告內容的準確性共同及個別承擔全部責任。

承董事會命
公司秘書
何舒華

中國廣州，二零零三年一月二十三日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited
(a joint stock company established in the People's Republic of China with limited liability)

ANNOUNCEMENT
IN RELATION TO (1) MEDICAL INSURANCE FOR ALL RETIRED AND RETIRING EMPLOYEES OF THE GROUP AS REQUIRED BY PROVISIONAL RULES OF MEDICAL INSURANCE AND (2) ACCOUNTING TREATMENT OF INSURANCE PREMIUM PAYMENTS

SUMMARY

As required by the Provisional Rules of Medical Insurance promulgated by the Guangzhou People's Municipal Government effective on 1 December 2001, the Group shall be responsible for taking out medical insurance for its Retired and Retiring Employees and pay for the relevant insurance premium.

At the board meeting of the Company held on 23 January 2003, the directors voted in favour of the motion for the adoption of HKGAAP in the accounting treatment in relation to the medical insurance taken out by the Group for its Retired and Retiring Employees.

Based on the preliminary estimate by the Company, which is subject to the review by the international auditors of the Group, the net present value of the aggregate payments for medical insurance in 2002 and the next nine years is approximately RMB75 million, representing about 3.2% of the Group's net tangible asset as at 31 December 2001. Therefore, if such payments of medical insurance are recognized as expense in the Group's financial statements for the year ended 31 December 2002, the financial results of the Group shown in the accounts prepared in accordance with HKGAAP for the year ended 31 December 2002 would be adversely affected. Since the total present value for the aforesaid medical insurance is still under consideration, the best estimated amount thereof will be disclosed in the 2002 annual report.

In view of the impact on the financial results of the Group, shareholders and potential investors are advised to exercise caution when dealing in shares of the Company.

As required by circular no. 17 - Provisional Rules of Basic Medical Insurance for Employees in Guangzhou City (17號《廣州市城鎮職工基本醫療保險試行辦法》) (the "Provisional Rules of Medical Insurance") promulgated by the Guangzhou People's Municipal Government effective on 1 December 2001, Guangzhou Pharmaceutical Company Limited (the "Company" and its subsidiaries (together the "Group") shall be responsible for taking out medical insurance for all its Retired and Retiring Employees. Pursuant to the requirements of the Provisional Rules of Medical Insurance, the enterprises may pay in one lump sum or on a yearly or monthly basis over 10 years for the insurance premium for their retired employees and the employees to be retired in next ten years (the "Retired and Retiring Employees"). In view of the circumstances of the Group, the Group will comply with the relevant requirements but intends to make such payments on a monthly basis for their Retired and Retiring employees (except those 233 Retired and Retiring Employees of certain subsidiaries of the Group, representing about 3.16% of the total number of about 7,373 Retired and Retiring Employees of the Group, for whom the insurance premium has been paid by the Group in one lump sum as such subsidiaries consider that it is better for them to make one lump sum payment). According to《關於繳納過渡性基本醫療保險金及相關問題的補充意見》(the Supplemental Advice Relating to Payment of the Transitional Basic Medical Insurance Premium and Related Questions) issued by the relevant government authorities, no approval of the payment by the Group on a monthly basis for the medical insurance of their Retired and Retiring Employees is required.

The board of directors (the "Board") of the Company held the 2nd term of the 21st meeting at the Conference Room on the 2nd floor of the Company on 23 January 2003 to consider the accounting treatment regarding the payment to be made by the Group in relation to medical insurance as required by the Provisional Rules of Medical Insurance. There were 9 directors eligible to attend the meeting, out of which 6 attended the meeting. Mr. Liu Jinxiang and Mr. Feng Zansheng respectively appointed Mr. Cai Zhixiang, the Chairman of the Board, as their proxy to vote at the meeting. Mr. Zhang Bohua appointed Mr. Li Yimin, the Vice Chairman of the Board, as his proxy to vote at the meeting. The meeting was chaired by Mr. Cai Zhixiang and attended by the supervisors and senior management of the Company. Thus, the meeting was held in accordance with the requirements of the Company Law and the Articles of Association of the Company and validly constituted. After detailed discussion, the directors present unanimously voted in favour of the motion for the adoption of the accounting principles generally accepted in Hong Kong ("HKGAAP") in the accounting treatment in relation to the medical insurance taken out by the Group for its Retired and Retiring Employees.

According to the requirement of HKGAAP and the opinion of the international auditors of the Group, payment to be made by the Group in relation to medical insurance for past services of its Retired and Retiring Employees should be recognized as expense in 2002. Based on the preliminary estimate by the Company, which is subject to the review by the auditors of the Group, the net present value of the aggregate payments for medical insurance in 2002 and the next nine years is approximately RMB75 million, representing about 3.2% of the Group's net tangible asset as at 31 December 2001. The estimate of the net present value of the payments to be made by the Group in relation to the medical insurance for past services of the Retired and Retiring Employees is based on; (i) the actual age and number of the Retired and Retiring Employees; (ii) the parameters taken from per capita salaries of in Guangzhou city in 2001; (iii) the national average life span; and (iv) the expected growth rate of the gross national products of the Guangzhou city after deduction of the general corporate debenture rates. If such payments of medical insurance are recognized as expense in the Group's financial statements for the year ended 31 December 2002, financial results of the Group shown in the accounts prepared in accordance with HKGAAP for the year ended 31 December 2002 would be adversely affected as approximately RMB75 million may be recognized as an expense. The Group disclosed matters related to the Provisional Rules of Medical Insurance in its 2002 interim results announcement. As the Group was still assessing the financial impact of the Provisional Rules of Medical Insurance, the Group did not reflect such impact on its 2002 interim accounts.

Since the total present value for the aforesaid medical insurance is still under consideration, the best estimated amount thereof will be disclosed in the 2002 annual report.

In view of the impact on the financial results of the Group, shareholders and potential investors are advised to exercise caution when dealing in shares of the Company.

This announcement is made in accordance with paragraph 2(2) of the Listing Agreement and will be published simultaneously in Hong Kong and Shanghai.

The directors individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
He Xuhua
Company Secretary
Guangzhou Pharmaceutical Company Limited

Guangzhou, the PRC, 23 January 2003

RECEIVED
2004 JUL 13 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

二零零二年年度報告摘要

1. 重要提示

1.1 [illegible]

1.2 [illegible]

1.3 [illegible]

2. 上市公司基本情況簡介

2.1 基本情況簡介

股票代碼	600332(A股)	0874(H股)
上市交易所	上海證券交易所	香港聯合交易所有限公司
註冊地址	[illegible]	
辦公地址	[illegible]	
郵政編碼	510130	
公司國際互聯網網址	http://www.gpc.com.cn	
電子信箱	sec@gpc.com.cn	

2.2 [illegible]

[illegible]

[illegible]	10,446
資產評估增值的折舊	1,975
少計提之研究開發費用	8,530
於稅後利潤計提之	
職工福利基金	2,144
計提之過渡性醫療保險	71,762
加：計提之過渡性醫療保險	
遞延稅款借項	23,387
確認補助收入	3,600
少數股東權益差異	3,953
境外會計準則之淨利潤	94,561

按香港會計準則之會計數據和財務指標(人民幣)

主要項目	2002年	2001年	2000年	1999年	1998年
1. 營業額(千元)	5,943,823	5,334,029	4,222,857	3,454,492	3,326,658
2. 除稅前盈利(千元)	196,360	205,987	204,572	178,115	161,921
3. 股東應佔盈利(千元)	94,561	95,868	135,250	128,688	123,724
4. 總資產(千元)	4,361,135	3,877,969	3,256,426	3,072,057	2,998,567
5. 總負債(千元)	1,906,069	1,469,539	1,657,609	1,593,832	1,612,385
6. 股東權益(千元)	2,455,066	2,408,430	1,598,817	1,478,225	1,386,182
7. 每股收益(元)	0.117	0.119	0.185	0.176	0.169
8. 每股淨資產(元)	3.03	2.97	2.18	2.02	1.89
9. 淨資產收益率%	3.85	3.98	8.46	8.71	8.93
10. 股東權益比率%	56.29	62.11	49.10	48.12	46.23
11. 資產負債率%	43.71	37.89	50.90	51.88	53.77

註：資產負債率乃按照此式計算：負債總值÷資產總值×100%

股本變動及股東情況

股份變動情況表

公司股份變動情況表

數量單位：股

	本次變動前	本次變動增減(+/-) 配股	送股	公積金轉股	增發	其他	小計	本次變動後
一、未上市流通股份								
1. 發起人股份 其中：								
國家持有股份	513,000,000	—	—	—	—	—	—	513,000,000
境內法人持有股份	—	—	—	—	—	—	—	—
境外法人持有股份	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
2. 募集法人股份	—	—	—	—	—	—	—	—
3. 內部職工股	—	—	—	—	—	—	—	—
4. 優先股或其他	—	—	—	—	—	—	—	—
未上市流通股份合計	513,000,000	—	—	—	—	—	—	513,000,000
二、已上市流通股份								
1. 人民幣普通股	78,000,000	—	—	—	—	—	—	78,000,000
2. 境內上市的外資股	—	—	—	—	—	—	—	—
3. 境外上市的外資股	219,900,000	—	—	—	—	—	—	219,900,000
4. 其他	—	—	—	—	—	—	—	—
已上市流通股份合計	297,900,000	—	—	—	—	—	—	297,900,000
三、股份總數	810,900,000	—	—	—	—	—	—	810,900,000

前十名股東持股表

報告期末股東總數 53,926戶

前十名股東持股情況

股東名稱(全稱)	年度內增減	年末持股數量(股)	比例(%)	股份類別(已流通或未流通)	質押或凍結的股份數量(股)	股東性質(國有股東或外資股東)
廣州醫藥集團有限公司	0	513,000,000	63.26	未流通	118,120,000	國家股
香港中央結算(代理人)有限公司	-594,001	218,088,999	26.89	已流通	不詳	H股
漢盛證券投資基金	967,338	967,338	0.12	已流通	不詳	A股
HSBC NOMINEES (HONGKONG) LIMITED	800,000	800,000	0.10	已流通	不詳	H股
同德證券投資基金	630,795	630,795	0.08	已流通	不詳	A股
華夏行業成長證券投資基金	596,243	596,243	0.07	已流通	不詳	A股
紅塔證券股份有限公司	567,000	567,000	0.07	已流通	不詳	A股

李益民	廣州醫藥集團有限公司	副董事長	2000.10.18
		總經理	2003.10.18
蔡紫英	廣州醫藥集團有限公司	紀委書記	2000.10.18
		工會主席	2003.10.18

5.3 董事、監事和高級管理人員年度報酬情況

年度報酬總額	495萬元
金額最高的前三名董事的報酬總額	252萬元
金額最高的前三名高級管理人員的報酬總額	124萬元
獨立董事津貼	31.26萬元
獨立董事其他待遇	無
不在公司領取報酬、津貼的董事、監事姓名	無
報酬區間	人數
40萬元以上	6人
10萬元至40萬元	2人
10萬元以下	8人

6 董事會報告

6.1 報告期內整體經營情況的討論與分析

經營業務範圍

廣州藥業及附屬企業「本集團」主要從事(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

(1) 中成藥製造業務

二零零二年度，本集團製造業務按中國會計準則及香港會計準則編制的營業額均為1,743,449千元，同比增長6.64%；按中國會計準則，除稅前盈利為213,587千元，同比增長14.53%；按香港會計準則，除稅前盈利為147,502千元，同比下降2.13%。

本年度，製造業務一是以「廣藥」品牌為龍頭，引入現代營銷機制及營銷精英人才，全力推進重點產品的銷售；二是在國內重點城市召開大型產品推介會，加強專業技術推介和終端市場的宣傳推廣，形成對醫院、零售、消費者的全方位推介；三是整合現有營銷網絡，大力發展二、三級分銷商和農村市場；四是加大力度拓展東歐等國際市場；五是根據國家新出臺的有關藥品廣告規定，及時調整和完善產品廣告宣傳策略，有效地促進重點產品銷量的增長。

上述一系列措施的實施收到良好效果，二零零二年度銷售額顯著增長的重點產品有消渴丸、華佗再造丸、王老吉涼茶系列產品、盧汗停等，其銷售額分別比去年同期增長17.28%、24.57%、21.07%、63.71%。

年內，製造業務加強生產成本及費用控制，積極推行技術創新工作，對大宗原材料實行集中採購，報告期內，主要產品的平均單位成本指數比去年同期下降2.66個百分點，經營費用率比去年同期下降0.06個百分點，對製造業務利潤的增長起到重要作用。

(2) 醫藥貿易業務(包括批發、零售和進出口)

二零零二年度本集團貿易業務按中國會計準則及香港會計準則編制的營業額均為4,200,374千元，同比增長13.55%；按中國會計準則，除稅前盈利為73,919千元，同比上升0.49%；按香港會計準則，除稅前盈利48,858千元，同比下降11.60%。

本報告期內，受醫院用藥採購招標的實施及藥品價格政策調整等因素的影響，貿易業務的銷售毛利率同比下降0.33個百分點，貿易業務積極面對市場嚴峻形勢，全面提升核心競爭優勢，一是成立專業部門，積極應對醫院用藥採購招標工作；二是積極物色和發展新藥、特效藥的代理及經銷，保持獨家代理品種以及名牌系列產品的良好銷售勢頭；三是加強省外的市場拓展和省內終端市場，建網網絡的監控管理，進一步完善物流配送體系；以藥品批發拉動貿易業務板塊銷售的大幅提升；四是加強內部工商企業之間的合作，實施集團內名優品種合作的發展戰略。

由於目前零售藥店競爭日趨激烈，本公司調整了連鎖零售藥店的網點發展策略，截至二零零二年十二月三十一日，本集團的醫藥零售網點共有268家，其中，主營中藥的「采芝林」藥業連鎖店163家，主營西藥的「健民」醫藥連鎖店105家。

為了確保盈利能力的穩定增長，貿易業務在積極擴大銷售的同時，加強營運費用的目標管理，努力降低營運成本，完善庫存商品的監控管理，定期分析商品庫存和銷售情況；做好銷售客戶的信用管理，保證應收帳款的回籠。銷售額的大幅度增加、費用率的下降，確保了貿易業務經營業績的增長。

6.2 主營業務分行業、產品情況表(單位:人民幣千元)

分行業或分產品	主營業務收入	主營業務成本	毛利率(%)	主營業務收入比上年增減(%)	主營業務成本比上年增減(%)	毛利率比上年增減(%)
中成藥製造	1,743,449	789,366	54.72	6.64	-0.49	6.29
貿易	4,200,374	3,841,078	8.55	13.55	13.96	-3.72
其中：關聯交易	87,504	67,380	23.02	47.67	41.14	18.29
清熱解毒類	408,546	203,037	50.30	12.06	11.32	0.66
糖尿病類	364,660	135,950	62.72	17.28	12.77	2.43
止咳化痰利咽類	198,365	100,210	49.48	-9.32	-17.28	10.89
祛風活血類	190,281	72,138	62.09	15.55	4.86	4

□適用 ☑不適用

募集資金總額 73,799 本年度已使用募集資金總額 13,119

已累計使用募集資金總額 41,780

承諾項目	擬投入金額	是否變更項目	實際投入金額	產生收益金額	是否符合計劃進度和預計收益
消渴丸技改	2,980	否	2,980	銷售收入增加20,493 毛利12,705	是
[illegible]技改	1,100	否	1,100	銷售收入增加137	是
[illegible]	2,900	否	478	尚未產生效益	是
[illegible]技改	1,100	否	1,077	銷售收入增加563 毛利383	是
[illegible]技改	1,700	否	1,413	銷售收入增加2,585 毛利577	是
[illegible]技改	2,510	否	1,417	銷售收入增加149 毛利80	是
引進口服液生產線技改	2,550	否	154	尚未產生效益	否
[illegible]	1,960	否	432	尚未產生效益	是
[illegible]技改	1,200	否	1,035	銷售收入增加1,109 毛利758	是
[illegible]技改	2,990	否	2,990	銷售收入增加446 毛利204	是
小兒[illegible]技改	2,300	否	2,300	銷售收入增加153 毛利76	是
[illegible]	2,950	否	516	尚未產生效益	是
[illegible]技改	1,780	否	705	銷售收入增加742 毛利458	是
[illegible]技改	2,950	否	1,276	尚未產生效益	是
[illegible]技改	1,200	否	1,200	銷售收入增加95 毛利75	是
中藥現代化[illegible]產業化基地	2,993	否	996	尚未產生效益	是
[illegible]	2,990	否	0	尚未產生效益	是
[illegible]網絡	8,530	否	6,297	銷售收入增加8,037 毛利1,176	是
[illegible]	5,550	否	1,900	尚未產生效益	否
物流中心技改	2,000	否	929	尚未產生效益	否
實施ERP系統技改	2,000	否	1,022	尚未產生效益	是
企業技術研究開發中心	8,000	否	3,600	尚未產生效益	是
補充流動資金	7,969	否	7,969	—	是
合計	73,799	—	41,780	銷售收入約34,509萬元，實現毛利約17,532萬元	—

未達到計劃進度和收益的說明

引進口服液生產線技改項目因[illegible]

變更原因及變更程序說明

變更項目情況

□適用 ☑不適用

6.13 非募集資金項目情況

☑適用 □不適用

項目名稱	項目金額	項目進度	項目收益情況
投資設立廣藥集團[illegible]有限公司	800萬元	該公司已成立	—
投資廣州[illegible]有限公司	1,533.12萬元	該公司已成立	投資該區公司盈利57萬
投資設立廣州[illegible]基金管理公司	2,000萬元	該公司已成立	—
合計	4,333.12萬元	—	57萬元

7. 重要事項

7.1 收購資產

□適用 ☑不適用

7.2 出售資產

□適用 ☑不適用

7.3 重大擔保

□適用 ☑不適用

7.4 關聯債權債務往來

☑適用 □不適用

單位：千元

關聯方	向關聯方提供資金 發生額	餘額	關聯方向上市公司提供資金 發生額	餘額
廣州醫藥集團有限公司	—	—	—	10,806
廣州星光製藥廠	4,863	7,434	—	56
廣州明興製藥廠	2	2	—	59
廣州何濟公製藥廠	17	17	36	127
廣州天心藥業股份有限公司	—	918	—	—
廣州光華藥業股份有限公司	337	337	—	584
廣州華南醫療器械有限公司	—	100	—	—
廣州新生材料廠	1,142	1,142	93	345
廣州醫藥集團醫療器械有限公司	2,510	8,537	408	517
廣州中藥藥業有限公司	475	477	—	—
廣東星華保健飲料有限公司	4,780	4,780	—	—
廣州白雲山企業集團	6,414	6,414	—	—
廣州白雲山中藥廠	370	370	—	24
廣州白雲山製藥總廠	—	—	—	—
廣州白雲山外用藥廠	—	—	—	—
廣州醫藥集團有限公司	1,424	8,130	—	—
保聯拓展公司	2,794	5,796	3,311	3,311
廣州市醫藥物資供應公司	—	—	1,019	1,024

7.5 委託理財

☑適用 □不適用

受托人	委託金額	委託期限	約定收益	實際收益	實際收回金額
東北證券(註1)	2,000萬元	至2002年7月26日止	—	200萬元	2,200萬元
大鵬證券(註2)	2,000萬元	至2002年7月26日止	—	140萬元	2,140萬元
大鵬證券(註3)	2,500萬元	至2002年7月26日止	—	175萬元	2,675萬元
合計	6,500萬元	目前本公司已沒有任何委託理財事項		515萬元	7,015萬元

註1: 二零零一年本公司附屬企業廣州陳李濟藥廠以自有資金人民幣2,000萬元委託東北證券有限公司進行資產管理。

註2: 二零零一年本公司附屬企業廣州羊城藥業股份有限公司以人民幣2,000萬元委託大鵬證券有限公司進行國債投資。

註3: 二零零一年本公司附屬企業廣州潘高壽藥業股份有限公司以人民幣2,500萬元委託大鵬證券有限公司進行國債投資。

7.6 承諾事項履行情況

☑適用 □不適用

報告期初，本公司已簽約未支付的工程支出為76,174千元、已簽約未支付的租賃支出為61,601千元，報告期內，本公司按期履行承諾。

7.7 重大訴訟仲裁事項

□適用 ☑不適用

7.8 獨立董事履行職責的情況

獨立董事能夠按照相關法律、法規、公司章程的要求，認真履行職責，維護公司整體利益，使中小股東的合法權益不受損害，並對公司的經營發展提出良好之建議。獨立董事能夠獨立履行職責，不受公司主要股東、實際控制人、以及其他與上市公司存在利害關係的單位或個人的影響。

8. 監事會報告

監事會認為公司依法運作、公司財務情況、公司募集資金使用、公司收購、出售資產交易和關聯交易不存在問題。

9. 財務報告

9.1 審計意見

本公司二零零二年度財務報告經廣州羊城會計師事務所有限公司審計，註冊會計師黃偉成、張宇鋒簽字，出具了[2003]羊查字第439號標準無保留意見的審計報告;本公司二零零二年度財務報告經境外羅兵咸永道會計師事務所審計，亦出具了標準無保留意見報告書。

9.2 比較式合併及母公司的資產負債表、利潤表和當年的現金流量表(附後)

9.3 會計政策、會計估計和核算方法

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

二零零二年年度報告摘要

9.4 報告期內本公司合併報表的範圍發生變化。本公司本年合併報表範圍增加了廣州道方現代中藥研究開發有限公司、廣州拜迪生物醫藥有限公司和廣州市醫藥進出口有限公司。

按中國會計準則及制度編制的財務報告(經審計)

資產負債表



金額單位：人民幣元

項目	2002.12.31 合併	2002.12.31 母公司	2001.12.31 合併	2001.12.31 母公司
流動資產				
貨幣資金	1,019,903,178.95	204,624,119.72	893,692,642.55	333,582,586.83
短期投資	[illegible]	[illegible]	67,985,074.44	[illegible]
應收票據	185,000.00		46,710.00	
應收股利	5,474,684.52	5,106,855.00	[illegible]	20,710,385.91
應收利息				
應收賬款	[illegible]	–	[illegible]	–
其他應收款	122,575,495.77	[illegible]	[illegible]	[illegible]
預付賬款	83,700,451.56	–	41,166,801.83	–
應收補貼款	10,064,712.63	–	5,673,006.90	–
存貨	848,519,074.31	–	[illegible]	–
待攤費用	81,727,619.19	–	72,498,655.55	–
一年內到期的長期債權投資	–	–	–	–
其他流動資產	–	–	–	–
流動資產合計	2,947,222,139.76	556,717,692.83	2,604,023,001.58	697,354,145.26
長期投資：				
長期股權投資	66,789,569.55	1,772,278,585.65	81,085,615.01	1,511,555,585.50
長期債權投資	–	–	–	–
長期投資合計	66,789,569.55	1,772,278,585.65	81,085,615.01	1,511,555,585.50
固定資產：				
固定資產原價	1,247,479,589.50	31,805,410.76	1,121,946,619.83	30,074,896.76
減：累計折舊	442,207,260.76	7,279,372.15	387,682,106.69	4,833,509.95
固定資產淨值	805,272,328.74	24,526,038.61	734,264,513.14	25,241,386.78
減：固定資產減值準備	29,564,343.45	7,109,752.25	24,753,795.66	
固定資產淨額	775,707,985.29	17,216,286.36	709,510,717.48	25,241,386.78
工程物資	–	–	0.02	–
在建工程	236,616,437.79	4,330,352.17	174,211,477.32	–
固定資產清理	–	–	–	–
固定資產合計	1,012,324,423.08	21,546,638.53	883,722,194.80	25,241,386.78
無形資產及其他資產：				
無形資產	93,768,566.32	–	102,137,518.11	–
長期待攤費用	33,089,392.45	2,404,510.41	31,145,005.93	2,209,641.77
其他長期資產	–	–	–	–
無形資產及其他資產合計	126,857,958.77	2,404,510.41	133,282,524.04	2,209,641.77

項目	2002.12.31 合併	2002.12.31 母公司	2001.12.31 合併	2001.12.31 母公司
遞延稅項：				
遞延稅款借項	–	–	–	–
資產總計	4,173,194,491.15	2,352,947,427.42	3,702,113,335.43	2,236,360,759.31
流動負債：				
短期借款	555,340,000.00	–	387,650,000.00	–
應付票據	78,178,584.40	–	682,237.50	–
應付賬款	560,755,642.12	–	555,201,710.52	–
預收賬款	46,266,805.26	–	40,126,980.26	–
應付工資	81,003,162.42	2,629,148.66	78,160,241.50	2,629,148.66
應付福利費	57,057,212.15	3,568,305.67	42,505,336.32	2,096,445.50
應付股利	49,124,722.36	48,676,917.14	49,193,495.25	48,676,906.39
應交稅金	48,773,628.89	408,494.06	28,914,107.23	316,535.72
其他應交款	3,354,085.03	9,880.96	3,443,865.85	11,116.36
其他應付款	124,069,695.90	11,947,614.68	149,781,248.00	6,230,507.00
預提費用	4,625,106.82	3,250,000.00	4,553,878.05	2,300,000.00
預計負債	–	–	–	–
一年內到期的長期負債	–	–	45,000,000.00	–
其他流動負債	–	–	–	–
流動負債合計	1,629,148,645.35	69,490,361.37	1,385,248,100.48	62,262,659.63
長期負債：				
長期借款	89,680,000.00	–	10,000,000.00	–
應付債券	–	–	–	–
長期應付款	3,619,897.61	–	8,854,221.43	–
專項應付款	22,893,288.18	–	1,600,000.00	–
其他長期負債	5,000,000.00	–	5,000,000.00	–
長期負債合計	121,193,185.79	–	25,454,221.43	–
遞延稅項：				
遞延稅款貸項	–	–	–	–

項目		
三、籌資活動產生的現金流量		
吸收投資所收到的現金	–	–
子公司吸收少數股東權益性投資所收到的現金	940,000.00	–
借款所收到的現金	787,340,000.00	–
收到的其他與籌資活動有關的現金	945,646.75	–
現金流入小計	789,225,646.75	–
償還債務所支付的現金	[illegible]	–
分配股利、利潤和償付利息所支付的現金	[illegible]	48,653,985.25
子公司支付少數股東股利所支付的現金	[illegible]	–
支付的其他與籌資活動有關的現金	113,025.74	–
現金流出小計	664,224,116.94	48,653,985.25
籌資活動產生的現金流量淨額	125,001,529.81	-48,653,985.25
四、匯率變動對現金的影響	44,030.48	44,000.54
五、現金及現金等價物淨增加額	126,210,535.37	-128,958,467.11

補充資料

項目		
1　將淨利潤調節為經營活動現金流量：		
淨利潤	155,477,747.94	151,793,695.81
加：少數股東損益	15,905,895.38	–
計提的資產減值準備	8,209,190.93	150,613.05
固定資產折舊	[illegible]	2,533,349.99
無形資產攤銷	20,102,635.91	–
長期待攤費用攤銷	21,467,351.52	875,131.36
待攤費用減少(減：增加)	-9,228,963.64	–
預提費用增加(減：減少)	71,228.77	950,000.00
處置固定資產、無形資產和其他長期資產的損失(減：收益)	171,994.44	-202,520.00
固定資產報廢損失	3,352,710.26	27,112.18
財務費用	27,390,219.39	10,460.57
投資損失(減：收益)	-16,895,552.55	-178,636,602.10
遞延稅款貸項(減：借項)		
存貨的減少(減：增加)	-15,191,389.70	
經營性應收項目的減少(減：增加)	-244,602,016.06	-1,809,099.70
經營性應付項目的增加(減：減少)	120,400,457.21	560,563.31
其他	–	–
經營活動產生的現金流量淨額	169,014,289.52	-25,757,273.52
2.　不涉及現金收支的投資和籌資活動：		
債務轉為資本	–	–
一年內到期的可轉換公司債券	–	–
融資租入固定資產	–	–
3　現金及現金等價物淨增加情況		
現金的期末餘額	1,019,903,178.95	204,624,119.72
減：現金的期初餘額	893,692,642.58	333,582,586.83
加：現金等價物的期末餘額	–	–
減：現金等價物的期初餘額	–	–
現金及現金等價物淨增加額	126,210,535.37	-128,958,467.11

按香港普遍採納之會計原則編制(經審計)

綜合損益表
截至二零零二年十二月三十一日止年度

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
營業額	1	5,943,823	5,334,029
銷售成本		(4,630,443)	(4,165,306)
毛利		1,313,380	1,168,723
其他收益	1	68,373	73,734
分銷成本		(442,051)	(414,876)
行政開支		(677,678)	(575,151)
其他經營開支		(13,735)	(7,320)
經營盈利	2	248,289	245,110
理財成本	3	(28,804)	(29,726)
應佔盈利減虧損			
共同控制實體		(23,435)	(9,906)
聯營公司		318	509
除稅前盈利		196,368	205,987
稅項	4	(89,846)	(105,084)
除稅後盈利		106,514	100,903
少數股東權益		(11,953)	(5,035)
本年淨利潤		94,561	95,868
股息	5	48,654	48,654
每股盈利	6	人民幣0.117元	人民幣0.119元

1.　營業額、收益及分部資料

2.　經營盈利

經營盈利已扣除及計入下列項目：

	二零零二年 人民幣千元	二零零一年 人民幣千元
扣除：		
固定資產之折舊及攤銷	89,241	85,679
無形資產攤銷	10,446	10,446
減值支出(附註)	20,029	50,119
有關經營物業之支出	4,037	3,571
有關其他物業之支出	2,212	–
出售固定資產損失	3,696	655
出售合營企業損失	16	–
出售買賣證券之已變現虧損	1,929	–
買賣證券之未變現虧損	1,714	–
研究及開發成本	26,500	17,624
核數師酬金	3,187	3,400
員工成本：		
養老金	50,537	49,022
住房公積金	12,066	9,379
醫療保險	97,233	26,414
住房補貼	7,837	–
薪金、工資及其它福利支出	412,808	376,147
土地及樓宇經營租賃	27,315	26,327
計入：		
計入自於增持附屬公司股份所產生的負商譽	–	4,526
存貨撥備之撥回	785	–

附註：減值支出包括：

	人民幣千元	人民幣千元
固定資產	20,029	38,191
在建工程	–	11,928
	20,029	50,119

[illegible]

3.　理財成本

	二零零二年 人民幣千元	二零零一年 人民幣千元
銀行貸款及透支之利息	27,918	30,504
其他附帶之借貸成本	1,244	513
產生之借貸成本總額	29,162	31,017
減：資本化作為在建工程之成本	(358)	(1,291)
	28,804	29,726

從一般借貸得來並用作購置在建工程之資金所用之資本化比率約為5.49%(二零零一年：5.94%)。

4.　稅項

	二零零二年 人民幣千元	二零零一年 人民幣千元
在綜合損益表支銷之稅項如下：		
當期稅項		
中國企業所得稅	113,123	104,912
遞延稅項	(23,387)	–
	89,736	104,912
應佔以下實體之稅項		
共同控制實體	–	–
聯營公司	110	172
	89,846	105,084

中國企業所得稅乃按照本年度估計應課稅盈利依稅率33%提撥準備(二零零一年：33%)。

根據廣州市財政局[2000]1063號文件規定，廣州市上市公司的企業所得稅於二零零一年按33%的法定稅率繳收後，對其中超過15%的歸屬地方政府的部分(即所得稅18%的60%)給予返還，故此二零零一年所得稅實際稅率為10.8%。本公司及主要子公司於二零零一年實際所得稅率為22.2%。

六、本公司二零零三年度利潤分配政策的議案：

本公司預計二零零三年度進行利潤分配一次；二零零三年度的淨利潤用於股利分配的比例不低於30%，利潤分配方式將採用派發現金的方式；本公司計劃二零零三年度不進行資本公積金轉增股本。

七、本公司董事及監事薪酬總金額的議案：

預計二零零三年，本公司董事、監事的酬金支付分別約為270萬元和60萬元，總額約為330萬元(不包括在下屬企業兼職的董事之酬金)。

八、有關授權董事以配發及發行新股份的建議：

a)　在c)段及d)段的規限下，根據香港聯合交易所有限公司證券上市規則(不時經修訂)及中華人民共和國(「中國」)公司法，一般及無條件地批准公司董事行使公司的一切權力，於有關期間內一次或數次或同時配發及發行新境外上市外資股及內資股，及決定配發及發行新股份的條款及條件，包括以下條款：

1)　擬予發行的新股份的類別及數目；
2)　新股份的發行價；
3)　開始及結束發行的日期；
4)　擬予發行予現有股東的新股份的類別及數目；及
5)　作出或授予可能需要行使該等權力的售股建議、協議及購股權。

b)　a)段所述的批准授權公司董事於有關期間內作出或授予需要或可能需要於有關期間結束後行使該等權力的售股建議、協議及購股權。

c)　公司董事根據a)段所述的批准配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)的境外上市外資股及內資股的面值總額(不包括根據中國公司法及公司的公司章程以法定公積金化作資本的方式發行的股份)分別不得超過公司現已發行境外上市外資股及內資股的百分之二十(20%)。

d)　於根據上文a)段行使權力時，公司董事必須1)遵守中國公司法及香港聯合交易所有限公司證券上市規則(不時經修訂)及2)取得中國證券監督管理委員會的批准。

e)　就本決議而言：

「有關期間」乃指本決議案獲通過之日起至下列三者中較早的日期止的期間：

1)　本決議案獲通過之日後十二個月；
2)　公司下屆股東週年大會結束時；及
3)　股東於股東大會上通過特別決議案撤回或修訂本決議案所述授權之日。

f)　在中國有關部門批准的規限下及根據中國公司法，授權公司董事於根據上文a)段行使權力時分別將公司的註冊資本增加至所需的數額，惟註冊資本不得超過人民幣973,080,000元。

g)　在中國有關部門批准的規限下，授權董事會對公司的公司章程(包括第十八條及第二十一條)作出適當及必要的修訂，以反映公司資本根據此項授權而產生的變動。

九、關於召開二零零二年度股東週年大會的議案。

(一)　本公司於二零零三年五月十六日星期五上午十時正在公司所在地中國廣東省廣州市沙面北街四十五號舉行二零零二年度股東週年大會(「本股東週年大會」)，以審議以下事項：

A.　以普通決議案的方式審議：

1.　本公司二零零二年度董事會報告書。
2.　本公司二零零二年度監事會工作報告。
3.　本公司二零零二年度經審核的財務報告。
4.　本公司二零零二年度的核數師報告。
5.　續聘任期屆滿的公司核數師廣州羊城會計師事務所有限公司及國際核數師羅兵咸永道會計師事務所，並建議股東大會授權公司董事會(「董事會」)決定其酬金。
6.　本公司二零零二年度之利潤分配及派息方案。
7.　本公司預計二零零三年度利潤分配政策的議案。
8.　二零零三年度公司董事服務報酬總金額，並授權董事會決定個別董事的服務報酬金額。
9.　二零零三年度公司監事服務報酬總金額，並授權監事會決定個別監事的服務報酬金額。

B.　以特別決議案的方式審議：

1.　有關授權董事配發及發行新股份的建議。

(二)　出席對象：

(1)　二零零三年四月二十四日(星期四)下午交易結束後登記在冊的本公司境外股東及二零零三年四月十六日(星期三)下午交易結束後登記在冊的本公司境內股東。自二零零三年四月十七日(星期四)起至二零零三年五月十六日(星期五)止(包括首尾兩天)，公司將暫停辦理H股股東過戶登記手續；
(2)　因故不能出席會議的股東可委託代表出席；
(3)　本公司董事、監事、高級管理人員。

(三)　會議登記辦法：

(1)　登記手續：出席會議的個人股東持本人身份證、股東賬戶卡；委託代表持證明、單位授權委託書、法人股東賬戶卡和法人營業執照複印件辦理出席登記。異地股東可用傳真、郵件或信函方式進行登記。

項目				
負債合計	[illegible]	[illegible]	[illegible]	[illegible]
少數股東權益	135,323,981.38	—	115,494,935.97	—
股東權益：				
股本	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
減：已歸還投資				
股本淨額	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
資本公積	1,114,334,224.64	1,114,220,189.56	1,109,075,604.20	1,109,075,604.20
盈餘公積	336,429,845.16	124,276,436.70	251,928,845.40	101,507,382.18
其中：法定公益金	105,728,912.38	52,000,975.21	82,925,402.32	44,411,290.37
未分配利潤	25,264,608.87	234,060,439.79	1,011,627.95	152,615,113.29
股東權益合計	2,286,928,678.67	2,283,457,066.05	2,172,916,077.55	2,174,098,099.68
負債及股東權益總計	4,173,154,491.19	2,352,947,427.42	3,702,113,335.43	2,236,360,759.31

· 利潤及利潤分配表

金額單位：人民幣元

項目	2002年度 合併	2002年度 母公司	2001年度 合併	2001年度 母公司
一、主營業務收入	5,943,523,230.51	—	5,334,028,710.18	—
減：主營業務成本	[illegible]	—	4,163,902,618.51	—
減：主營業務稅金及附加	23,971,060.12	—	[illegible]	—
二、主營業務利潤	[illegible]	—	1,148,024,745.29	—
加：其他業務利潤	[illegible]	3,299,534.93	35,060,658.31	5,102,306.96
減：營業費用	418,060,004.45	—	[illegible]	—
減：管理費用	[illegible]	27,642,298.17	[illegible]	22,771,419.12
減：財務費用	15,329,165.53	-5,006,323.95	7,157,170.38	-15,726,448.75
三、營業利潤	330,513,015.57	-19,336,439.22	[illegible]	-1,942,663.41
加：投資收益	-16,898,852.55	178,656,602.10	-505,581.27	152,275,101.82
加：補貼收入	314,068.00	—	3,511,995.57	—
加：營業外收入	[illegible]	216,632.01	6,524,440.99	83.13
減：營業外支出	29,330,807.14	[illegible]	11,490,010.07	216,817.78
四、利潤總額	287,506,087.48	152,375,331.83	260,081,142.56	150,115,703.76
減：所得稅	[illegible]	581,635.02	103,209,535.64	—
減：少數股東損益	[illegible]	—	10,737,766.32	—
五、淨利潤	[illegible]	151,793,696.81	146,133,840.60	150,115,703.76
加：年初未分配利潤	1,011,627.95	152,615,113.29	-26,958,138.43	73,670,765.10
加：其他轉入	3,972,143.34	1,074,684.21	—	—
六、可供分配的利潤	163,461,519.23	305,483,494.31	119,175,702.17	223,786,468.86
減：提取法定盈餘公積	34,419,291.99	15,179,369.68	26,095,588.94	15,011,570.38
減：提取法定公益金	[illegible]	7,589,684.84	[illegible]	7,505,785.19
減：提取職工獎勵及福利基金	2,144,451.47	—	1,334,327.55	—
減：提取儲備基金	604,169.31	—	[illegible]	—
減：提取企業發展基金	604,169.31	—	662,163.78	—
減：利潤歸還投資	—	—	—	—
七、可供投資者分配的利潤	[illegible]	282,714,439.79	71,921,654.35	201,259,113.29
減：應付優先股股利	—	—	—	—
減：提取任意盈餘公積	24,558,173.33	—	[illegible]	—
減：應付普通股股利	48,654,000.00	48,654,000.00	48,654,000.00	48,654,000.00
減：轉作股本的普通股股利	—	—	—	—
八、未分配利潤	25,264,608.87	234,060,439.79	1,011,627.95	152,615,113.29

補充資料

序號	項目	2002年度 合併	2002年度 母公司	2001年度 合併	2001年度 母公司
1.	出售、處置部門或被投資單位所得收益	—	—	555,612.56	—
2.	自然災害發生的損失	—	—	—	—
3.	會計政策變更增加(或)減少利潤總額	—	—	—	—
4.	會計估計變更增加(或)減少利潤總額	—	—	—	—
5.	債務重組損失	—	—	—	—
6.	其他	—	—	—	—

現金流量表

金額單位：人民幣元

項目	2002年度 合併	2002年度 母公司
一、經營活動產生的現金流量		
銷售商品、提供勞務收到的現金	6,836,654,545.10	—
收到的稅費返還	23,950,106.62	282,956.00
收到的其他與經營活動有關的現金	171,485,216.26	8,501,708.79
現金流入小計	7,032,090,867.98	8,784,664.79
購買商品、接受勞務支付的現金	5,447,547,606.85	—
支付給職工以及為職工支付的現金	437,112,281.08	8,207,747.79
支付的各項稅費	431,020,632.94	4,274,962.90
支付的其他與經營活動有關的現金	547,396,057.19	20,099,227.62
現金流出小計	6,863,076,578.06	32,581,938.31
經營活動產生的現金流量淨額	169,014,289.92	-23,797,273.52
二、投資活動產生的現金流量		
收回投資所收到的現金	84,601,477.24	18,071,261.69
取得投資收益所收到的現金	10,965,522.69	77,008,658.92
處置固定資產、無形資產和其他長期資產所收回的現金淨額	7,665,519.93	—
收到的其他與投資活動有關的現金	2,220,526.10	64,079,943.80
現金流入小計	105,453,045.96	159,159,864.41
購建固定資產、無形資產和其他長期資產所支付的現金	173,698,559.80	6,831,866.17
投資所支付的現金	99,603,800.00	188,109,203.12
支付的其他與投資活動有關的現金	—	20,720,000.00
現金流出小計	273,302,359.80	215,711,069.29
投資活動產生的現金流量淨額	-167,849,313.84	-56,551,204.88

零售及進出口業務。本年度列賬之收益如下：

	二零零二年 人民幣千元	二零零一年 人民幣千元
營業額：		
銷售貨品	5,943,823	5,334,029
其他收益：		
政府補貼和其他補助收入(附註)	4,432	3,061
利息收入	13,475	22,523
投資物業之總租金收入	21,347	20,932
其他物業之總租金收入	11,060	8,608
供應商推廣收入	8,556	8,755
廢料銷售收入	851	1,127
來自非上市投資之收入	4,652	8,728
	68,373	73,734
總收益	6,012,196	5,407,763

附註：

本集團附屬公司從當地稅務部門獲得防洪費返還共計人民幣4,832,000元(二零零一年：無)作為補助。

當地政府免除本集團一家附屬公司之應付款項人民幣3,600,000元(二零零一年：無)作為補助收入。根據批准批文，本集團需要在稅後利潤中將一筆相等於此補助收入之款項分配至資本公積。

於二零零一年，本集團附屬公司從當地政府獲得的政府補助收入為技術發展補助，根據有關批准批文，本集團將該等補助收入轉至資本公積。

集團經營以下主要業務分部：

製造中成藥

批發西藥、中成藥、中藥材及醫療器械

零售西藥、中成藥、中藥材及醫療器械

進出口西藥

集團其他業務主要為持有投資物業及提供貨運服務，兩者的規模皆不足以作出獨立報告。

因為外市場之業務佔集團綜合營業額及經營業績不足10%，所以並沒列地區營業額和經營業績之分析。

	製造 2002 人民幣千元	批發 2002 人民幣千元	零售 2002 人民幣千元	進出口 2002 人民幣千元	抵銷 2002 人民幣千元	集團 2002 人民幣千元
營業額						
外部	1,743,449	3,794,686	307,501	98,187	—	5,943,823
內部	25,585	250,757	8,944	28,280	(313,566)	—
總計	1,769,034	4,045,443	316,445	126,467	(313,566)	5,943,823
分部業績	194,824	74,691	7,653	2,670	(11,625)	268,193
未分配成本						(19,904)
經營溢利						248,289
融資成本						(28,804)
應佔溢利/(虧損)						
共同控制實體	(23,435)	—	—	—	—	(23,435)
聯營公司	310	—	—	—	—	310
除稅前溢利						196,360
稅項						(89,846)
除稅後溢利						106,514
少數股東權益						(11,953)
淨溢利						94,561
分部資產	1,976,902	1,659,439	160,333	80,012	(271,614)	3,635,072
合營實體投資	6,208	—	—	—	—	6,208
聯營公司投資	2,930	—	—	—	—	2,930
未分配資產						716,925
總資產						4,361,135
分部負債	504,996	1,322,774	65,997	69,765	(271,614)	1,691,918
未分配負債						69,267
總負債						1,761,185
資本性開支	202,219	26,174	6,467	311	—	235,191
折舊	67,337	16,295	5,408	201	—	89,241
攤銷開支	7,401	3,015	—	30	—	10,446
減值開支	18,099	1,930	—	—	—	20,029

	製造 2001 人民幣千元	批發 2001 人民幣千元	零售 2001 人民幣千元	進出口 2001 人民幣千元	抵銷 2001 人民幣千元	集團 2001 人民幣千元
營業額						
外部	1,634,887	3,281,570	357,170	60,402	—	5,334,029
內部	29,711	274,911	—	—	(304,622)	—
總計	1,664,598	3,556,481	357,170	60,402	(304,622)	5,334,029
分部業績	176,384	66,207	7,449	1,513	(10,970)	[illegible]
未分配成本						3,847
經營溢利						245,110
融資成本						(29,726)
應佔溢利/(虧損)						
共同控制實體	(9,906)	—	—	—	—	(9,906)
聯營公司	509	—	—	—	—	509
除稅前溢利						205,987
稅項						(105,084)
除稅後溢利						100,903
少數股東權益						(5,035)
淨溢利						95,868
分部資產	1,597,486	1,255,447	183,256	64,784	(85,017)	3,012,956
合營實體投資	29,832	—	—	—	—	29,832
聯營公司投資	2,912	—	—	—	—	2,912
未分配資產						831,269
總資產						3,877,969
分部負債	340,910	935,140	75,382	47,746	(85,017)	1,314,181
未分配負債						31,660
總負債						1,345,841
資本性開支	84,230	56,706	8,364	218	—	149,518
折舊	58,882	24,457	2,101	239	—	85,679
攤銷開支	7,401	3,015	—	30	—	10,446
減值開支	37,947	9,807	2,365	—	—	50,119

二零零二年並無此等所得稅遞延計劃。

集團屬下於中國以外地方成立的公司另根據有關地區的現行稅務法律按應課稅收入繳付所得稅。

5. 股息

	二零零二年 人民幣千元	二零零一年 人民幣千元
擬派末期每股股息人民幣0.06元(二零零一年：人民幣0.06元)	48,654	48,654

附註：

董事於二零零三年三月二十一日召開會議並宣佈普通股每股分派末期股息人民幣0.06元，擬派股息在結算日並未列作為應付股利反映，惟將於截至二零零三年十二月三十一日止年度列作保留盈餘分派。

6. 每股盈利

截至二零零二年十二月三十一日止年度每股盈利乃根據淨盈利人民幣94,561,000元(二零零一年：人民幣95,868,000元)及已發行普通股數810,900,000股計算(二零零一年：808,976,712股，加權平均股數)。

7. 保留盈餘

	人民幣千元
二零零一年一月一日，如前呈報	89,905
採用經修訂之會計準則第九號的影響	24,327
二零零一年一月一日，經重列	114,232
二零零零年已派末期股息	(24,327)
本年度盈利	95,868
轉撥至儲備	(76,339)
轉撥至保留盈利	16,519
二零零一年十二月三十一日	125,953
組成如下：	
二零零一年擬派末期股息	48,654
其他	77,299
二零零一年十二月三十一日之保留盈餘	125,953
本公司及附屬公司	139,777
共同控制實體	(12,167)
聯營公司	(1,657)
	125,953
二零零二年一月一日	125,953
二零零一年已派末期股息	(48,654)
本年度盈利	94,561
轉撥至儲備	(88,613)
二零零二年十二月三十一日	83,247
組成如下：	
二零零二年擬派末期股息	48,654
其他	34,593
二零零二年十二月三十一日之保留盈餘	83,247
本公司及附屬公司	120,196
共同控制實體	(35,602)
聯營公司	(1,347)
	83,247

10. 法定資料

按《香港聯合交易所有限公司證券上市規則》附錄十六第45條第(1)至(3)段的規定，須載列於本公司截至二零零二年十二月三十一日止年度業績公告的所有資料將刊登於香港聯合交易所有限公司網頁。

廣州藥業股份有限公司第二屆第二十二次董事會會議決議公告暨二零零二年度股東週年大會通告

廣州藥業股份有限公司(以下簡稱「本公司」)第二屆第二十二次董事會會議於二零零三年三月二十一日在本公司所在地廣州沙面北街四十五號二樓會議室召開，會議應到董事九人，實到董事9名，董事長[illegible]先生主持了會議；本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定，經過會議充分討論，到會董事一致表決同意，並形成以下決議：

一、本公司二零零二年度董事會報告書；

二、本公司二零零二年度經審核的財務報告；

三、本公司二零零二年度的核數師報告；

四、續聘任期屆滿的國內核數師廣州羊城會計師事務所有限公司及國際核數師羅兵咸永道會計師事務所，並建議股東大會授權董事會決定其酬金；

五、本公司二零零二年度之利潤分配及派息方案：

(一) 本公司及所屬企業二零零二年的稅後利潤擬作如下分配：

1. 所屬企業中製造企業提取法定公積金10%，提取法定公益金10%，提取任意公積金10%；所屬企業中貿易企業提取法定公積金10%，提取法定公益金10%，提取任意公積金20%。

2. 公司本部提取法定公積金10%，提取法定公益金5%，不提取任意公積金。

(二) 二零零二年擬派發全年股息每股0.06元(A股含稅)，派息總額為4,865萬元。

(3) 登記地點：公司董事會秘書處

(四) 持有公司H股股份之股東，如欲獲派二零零二年末期股息者，須將一切過戶文件連同有關股票於二零零三年四月十六日下午四時前送往公司之香港過戶登記處辦理過戶登記手續。A股股東的股權登記日、除息派發日及派發方式另行公告。

(五) 其他注意事項：

(1) 與會股東交通費、食宿費自理；

(2) 聯繫人：何舒華

聯繫電話：020-81218117

傳真：020-81216408

廣州藥業股份有限公司

二零零三年三月二十一日

廣州藥業股份有限公司第二屆第十二次監事會會議決議公告

廣州藥業股份有限公司(以下簡稱「本公司」)第二屆第十二次監事會會議於二零零三年三月二十一日在本公司二樓會議室召開，監事會主席[illegible]先生主持了會議，會議全體監事出席了會議，符合《公司法》及本公司《章程》之規定，經過會議審議表決，通過了如下事項：

一、本公司二零零二年度董事會報告書；

二、本公司二零零二年度監事會工作報告書；

三、本公司二零零二年度經審核的財務報告；

四、本公司二零零二年度的核數師報告；

五、續聘任期屆滿的國內核數師(廣州羊城會計師事務所有限公司)及國際核數師(羅兵咸永道會計師事務所)，並建議股東大會授權董事會決定其酬金；

六、本公司二零零二年度之利潤分配及派息方案：

(一) 本公司及所屬企業二零零二年的稅後利潤擬作如下分配

1. 所屬企業中製造企業提取法定公積金10%，提取法定公益金10%，提取任意公積金10%；所屬企業中貿易企業提取法定公積金10%，提取法定公益金10%，提取任意公積金20%。

2. 公司本部提取法定公積金10%，提取法定公益金5%，不提取任意公積金。

(二) 二零零二年末擬派發股息每股0.06元(A股含稅)，派息總額為4,865萬元。

七、本公司預計二零零三年度利潤分配政策的議案：

本公司預計二零零三年度進行利潤分配一次；二零零三年實現的淨利潤用於股利分配的比例不低於30%，利潤分配方式將採用派發現金的方式；本公司計劃二零零三年度不進行資本公積金轉增股本。

八、本公司董事及監事服務報酬總金額的議案：

建議二零零三年，本公司董事、監事的酬金支付分別為270萬元和60萬元，總額約為330萬元(不包括在下屬企業任職的董事之酬金)。

九、有關授權董事以配發及發行新股份的建議；

十、關於召開二零零二年股東週年大會並將上述議題提交股東大會審議的議案。

特此公告

廣州藥業股份有限公司

二零零三年三月二十一日

授權委托書

茲全權委托＿＿＿＿＿＿＿＿先生／女士代表我單位(個人)出席廣州藥業股份有限公司二零零二年度週年股東大會，並代為行使表決權。

委托人簽名：＿＿＿＿＿＿＿＿ 委托人身份證號碼：＿＿＿＿＿＿＿＿

委托人持有股數：＿＿＿＿＿＿＿＿ 委托人股東帳戶：＿＿＿＿＿＿＿＿

受托人簽名：＿＿＿＿＿＿＿＿ 受托人身份證號碼：＿＿＿＿＿＿＿＿

委托日期：二零零三年＿＿＿＿月＿＿＿＿日

廣州藥業股份有限公司參加股東週年大會回執

根據本公司章程、中華人民共和國公司法和有關規定，所有欲參加廣州藥業股份有限公司(「本公司」)股東週年大會的本公司股東，需填寫以下確認表：

姓名：＿＿＿＿＿＿＿＿ 持股情況：＿＿＿＿＿＿＿＿股

身份證號碼：＿＿＿＿＿＿＿＿ 電話號碼：＿＿＿＿＿＿＿＿

地址：＿＿＿＿＿＿＿＿

日期：＿＿＿＿＿＿＿＿ 股東簽名：＿＿＿＿＿＿＿＿

附註：

1. 根據本公司董事會二零零三年三月二十一日通過的決議，境內股東登記日定為二零零三年四月十六日，於是日登記在冊的股東有權填寫此確認表並參加股東週年大會。
2. 請用正楷填寫此確認表，此表可複印使用。
3. 請提供身份證複印件。
4. 請提供可證明閣下持股情況的文件副本。
5. 此表可採用專人、家函或傳真的形式，於二零零三年四月二十三日前送達本公司。
6. (1) 如此表採用專人或家函形式，請寄送至下述地址：

   中華人民共和國廣東省廣州市沙面北街45號二樓

   郵政編碼：510130

   廣州藥業股份有限公司董事會秘書處

   (2) 如此表採用傳真形式，請傳至：

   廣州藥業股份有限公司董事會秘書處

   傳真號碼：8620-81216408

廣州藥業股份有限公司

董事會

二零零三年三月二十一日



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

Summary of Annual Report for 2002

1. IMPORTANT NOTICE

1.1 The Board of Directors of Guangzhou Pharmaceutical Company Limited ("the Board") and each director collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this summary of annual report and believe that there are no material omissions from, or misrepresentations or misleading statements contained in this summary of annual report. This announcement is a summary of the 2002 annual report. In order to have a complete understanding, investors are advised to refer to the 2002 annual report.

1.2 Mr. Cai Zhixiang, Chairman of the Board, Mr. Zhou Yuejing, General Manager, Mr. *Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Finance Manager,* individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in the annual report.

1.3 Unless otherwise stated, financial data contained in this announcement is extracted from the accounts prepared by the Group in accordance with PRC accounting standards and systems.

2. COMPANY PROFILE

2.1 The Company

Stock abbreviation	GZ Phar.	GZ Phar.
Stock code	600332 (A share)	0874 (H Share)
Place of listing of shares	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited
Registered office address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	
Business address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	
Postal code	*510130*	
Website	http://www.gpc.com.cn	
E-mail	sec@gpc.com.cn	

2.2 Contacts

	Company Secretary	Authorised securities dealers
Name	Mr. He Shuhua	No
Address	*45 Sha Mian North Street, Guangzhou City,* Guangdong Province, PRC	No
Telephone	(8620) 8121 8117	No
Facsimile	*(8620) 8121 6408*	No
E-mail	hesh@gpc.com.cn	No

3. PRINCIPAL FINANCIAL DATA AND INDICATORS

3.1 Principal financial data

	2002 Rmb'000	2001 Rmb'000	Change (%)	2000 Rmb'000
Profit from principal operations	5,943,823	5,334,029	11.43	4,222,857
Total profit	287,506	260,081	10.54	219,935
Net profit	158,478	146,134	8.45	141,214
Net profit after non-operating items	162,295	147,580	9.97	126,528
Total assets	4,173,394	3,702,113	12.72	3,017,797
Shareholders' equity *(excluding minority interests)*	2,286,929	2,172,916	5.25	1,326,404
Net cash inflows generated from operating activities	169,014	140,154	20.59	286,951

3.2 Principal financial indicators

	2002 Rmb	2001 Rmb	Change (%)	2000 Rmb
Earning per share	0.20	0.18	11.11	0.20
Return on net assets	6.93%	6.73%	2.97	10.65%
Return on net assets after deducting exceptional items	7.10%	6.79%	4.57	9.54%
Net cash inflows from operating activities per share	0.21	0.17	23.53	0.39
Net assets per share	2.82	2.68	5.22	1.81
Adjusted net assets per share	2.74	2.59	5.79	1.68

3.3 Differences between the accounts prepared in accordance with PRC accounting standards and systems and accounting principles generally accepted in Hong Kong ("HK GAAP")

☑ Applicable ☐ Not applicable

	PRC accounting standards and systems *Rmb'000*	HK GAAP *Rmb'000*
Net profit	158,478	94,561

Explanations for the differences

		Rmb'000
	Net profit under PRC accounting standards and systems	158,478
Less:	Amortisation of intangible asset capitalised	10,446
	Additional depreciation on revalued fixed assets	1,975
	Reversal of over provided research and development cost	8,530
	Staff welfare fund under-transferred from net profit	2,144
	Provision for medical insurance scheme	71,762
Add:	Deferred taxation	23,387
	Subsidy income	3,600
	Minority interests	3,953
	Net profit under HK GAAP	94,561

3.4 Extracted from the accounts prepared in accordance with HK GAAP

Items	2002 *Rmb'000*	2001 *Rmb'000*	2000 *Rmb'000*	1999 *Rmb'000*	1998 *Rmb'000*
Turnover	5,943,823	5,334,029	4,222,857	3,454,492	3,326,658
Profit before taxation	196,368	205,987	204,572	178,115	161,921
Profit attributable to shareholders	94,561	95,868	135,250	128,688	123,721
Total assets	4,361,135	3,877,969	3,256,426	3,072,057	2,998,367
Total liabilities	1,906,049	1,469,539	1,657,609	1,593,832	1,612,385
Shareholders' fund	2,455,066	2,408,430	1,598,817	1,478,225	1,386,182
Earnings per share	Rmb0.117	Rmb0.119	Rmb0.185	Rmb0.176	Rmb0.169
Net assets per share	Rmb3.03	Rmb2.97	Rmb2.18	Rmb2.02	Rmb1.89
Return on net assets	3.85%	3.98%	8.46%	8.71%	8.93%
Ratio of shareholders' funds	56.29%	62.11%	49.10%	48.12%	46.23%
Gearing ratio	43.71%	37.89%	50.90%	51.88%	53.77%

Note: Gearing ratio is calculated based on: Total liabilities / Total assets x 100%

4. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

4.1 *Movement in share capital*

Unit: share

	Before this change	Changes (+, -) Right issued	Bonus issue	Reserve to shares	New issue	Others	Sub-total	After the change
A. Unlisted shares								
1. Founders' shares including								
State-owned shares	513,000,000	–	–	–	–	–	–	513,000,000
Domestic legal entities' shares	–	–	–	–	–	–	–	–
Foreign legal entities' shares	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–
2. Collected legal entities' shares	–	–	–	–	–	–	–	–
3. Employees' shares	–	–	–	–	–	–	–	–
4. Preferred shares or others	–	–	–	–	–	–	–	–
Total unlisted shares	513,000,000							513,000,000
B. Listed shares								
1. RMB ordinary shares	78,000,000	–	–	–	–	–	–	78,000,000
2. Domestic listed foreign invested shares	–	–	–	–	–	–	–	–
3. Foreign listed foreign invested shares (H Shares)	219,900,000	–	–	–	–	–	–	219,900,000
4. Others	–	–	–	–	–	–	–	–
Total listed shares	297,900,000	–	–	–	–	–	–	297,900,000
C. Total Shares	810,900,000	–	–	–	–	–	–	810,900,000

4.2 Top ten major shareholders

Total number of shareholders at the end of reporting period 53,926

Details of the top 10 major shareholders

Name of Shareholders (in full)	Changes in shares held	Number of shares held	Percentage %	Class of shares (listed or unlisted)	Number of shares pledged or as collateral	Nature of shareholders (state-owned or foreign invested)
Guangzhou Pharmaceutical Holdings Limited	–	513,000,000	63.26	unlisted	133,120,000	State-owned
HKSCC Nominees Limited	(596,000)	216,048,999	26.64	listed	N/A	H shares
[illegible] Securities Investment Fund	967,376	967,376	0.12	listed	N/A	A shares
HSBC Nominees (Hong Kong) Limited	800,000	800,000	0.10	listed	N/A	H shares
Tongde Securities Investment Fund	630,795	630,795	0.08	listed	N/A	A shares
[illegible] Industrial Growing Securities Investment Fund	596,233	596,233	0.07	listed	N/A	A shares
Hengta Securities Co., Ltd.	567,000	567,000	0.07	listed	N/A	A shares
Northern Securities Co., Ltd	492,931	492,931	0.06	listed	N/A	A shares
Rural Securities Investment Fund	345,000	345,000	0.04	listed	N/A	A shares
Shanghai Securities Co., Ltd.	330,800	330,800	0.04	listed	N/A	A shares

Details of the connection among the top ten major shareholders

Among the top 10 major shareholders, GuangzhouPharmaceutical Holdings Limited ("GZPHL") is not connected with the other nine shareholders listed above. The Company is not aware of any connection among these nine shareholders, nor whether these nine shareholders are for the same interest as described by the Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies.

4.3 Particulars of controlling shareholders and beneficial owners

4.3.1 *Change in controlling shareholders and beneficial owners*

☐ Applicable ☑ Not applicable

4.3.2 Particulars of controlling shareholders and other controllers

Name of shareholder:	GZPHL
Legal representative:	Mr. Cai Zhixiang
Date of establishment:	7 August 1996
Registered capital:	Rmb1,007,700,000
Type of legal entity:	State-owned enterprise with limited liability
Business scope:	The business scope of GZPHL is to invest in and manage State-owned assets, to sell and manufacture Western pharmaceutical medicine, CPM, Chinese raw medicine, biological products, medical apparatus, packing materials for pharmaceutical products, health drinks and food, hygienic materials and medicine-related merchandise; to undertake medicine-related import and export affairs and to develop real estate.

4.3.3 During the reporting period, neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's securities.

4.3.4 Pre-emptive rights

According to the laws of the PRC and the Articles of Association of the Company, there is no pre-emptive rights which would oblige the Company to issue new shares to existing shareholders on a pro-rata basis.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

Summary of Annual Report for 2002

5. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Changes in the number of shares held by directors, supervisors and senior management

Name	Position	Gender	Age	Duration of appointment	Number of shares held as at 1 January 2002	Number of shares held as at 31 December 2002	Reason for change
Cai Zhixiang	Chairman	Male	55	2000.10.18-2003.10.18	—	—	—
Li Yimin	Vice chairman	Male	52	2000.10.18-2003.10.18	—	—	—
Feng Zansheng	Director	Male	52	2000.10.18-2003.10.18	—	—	—
Zhou Yuejin	Director and General Manager	Male	45	2002.1.22-2003.10.18	—	—	—
Zhu Yanling	Independent non-executive directors	Male	58	2000.10.18-2003.10.18	—	—	—
Zhang Heping	Independent non-executive directors	Male	70	2000.10.18-2003.10.18	—	—	—
Liu Jinxiang	Independent non-executive directors	Male	62	2000.10.18-2003.10.18	—	—	—
Wu Zhang	Independent non-executive directors	Male	43	2000.10.18-2003.10.18	—	—	—
Huang Xianrong	Independent non-executive directors	Male	63	2000.10.18-2003.10.18	—	—	—
Chen Canying	Chairman of the Supervisory Committee	Male	53	2000.10.18-2003.10.18	—	—	—
Tan Sheng	Supervisor	Male	46	2000.10.18-2003.10.18	—	—	—
Lan Jinfeng	Supervisor	Male	25	2000.10.18-2003.10.18	—	—	—
He Shuhua	Vice General Manager and Secretary of the Board	Male	46	2000.10.18-2003.10.18	—	—	—
Li Desheng	Vice General Manager	Male	42	2000.10.18-2003.10.18	—	—	—
Gao Gang	Financial Controller	Male	41	2002.6.20-2003.10.18	—	—	—
Jiang Shijie	Past Financial Controller	Male	62	2000.10.18-2002.6.19	—	—	Resigned due to retirement

5.2 Details of directors and supervisors working in the Company's corporate shareholders

☑ Applicable ☐ Not applicable

Name	Name of corporate shareholders	Position held in the corporate shareholders	Duration of appointment	Remuneration received?
Cai Zhixiang	GZPHL	Chairman	2000.10.18-2003.10.18	No
Li Yimin	GZPHL	Vice chairman and general manager	2000.10.18-2003.10.18	No
Chen Canying	GZPHL	Secretary of the Disciplinary Committee and Chairman of the Labour Union	2000.10.18-2003.10.18	No

5.3 Annual remuneration of directors, supervisors and senior management

Aggregate annual remuneration	Rmb4,195,000
Aggregate remuneration of the three highest paid directors	Rmb2,520,000
Aggregate remuneration of the three highest paid senior management	Rmb1,240,000
Allowance to independent directors	Rmb312,600
Other emoluments to independent directors	—
Directors and supervisors who do not receive any remuneration and allowance from the Company	—

Bands of remuneration	Number
Over Rmb400,000	6
Between Rmb100,000-400,000	2
Below Rmb100,000	8

6. REPORT OF THE DIRECTORS

6.1 Management discussion and analysis

Scope of business

The Company and its subsidiaries are principally engaged in (1) the manufacturing and sales of Chinese patent medicine ("CPM"); (2) the wholesales, retail, import and export of Western and Chinese pharmaceutical products and medical apparatus and (3) research and development of natural medicine and biological medicine.

(1) CPM manufacturing business

Turnover of the manufacturing operations in 2002 under both HK GAAP and PRC accounting standards and systems was Rmb1,743,449,000, representing an increase of 6.64% over that of 2001. Profit before taxation of the manufacturing operations was Rmb213,587,000, representing an increase of 14.51% over that of 2001. Profit before taxation of the manufacturing operations under HK GAAP was Rmb147,502,000, representing a decrease of 2.13% over that of 2001.

In 2002, the manufacturing business had the following achievements. Firstly, the manufacturing business endeavored to introduce modern marketing mechanisms and attract marketing experts to push the sales of major products. Secondly, the manufacturing operations conducted a number of product promotion campaigns in certain major cities to enhance the marketing of special techniques to the end-user market. By these means, the Company is fully exposed to hospitals, retail and consumer markets. Thirdly, the manufacturing business integrated the present sales network and strived to develop new distributors in the second and third level of the market and in rural areas. Fourthly, the manufacturing operations continued to expand its sales network in Eastern Europe. Fifthly, it adjusted its promotion campaign strategy timely after the issuance of State's regulations on advertisement of pharmaceutical products. All of these measures contributed to the increase in sales of key products.

The aforementioned strategies were formulated successfully. In 2002, sales of certain key products, i.e. Xiao Ke Wan, Hua Tuo Zai Zao Wan, the series of Wang Lao Ji Liang Cha and Xu Han Ting, significantly increased by 17.28%, 24.57%, 21.07% and 63.71% respectively over that of 2001.

The manufacturing operation placed emphasis on manufacturing costs and expenses controls and technology innovation and strengthened purchase management. In 2002, the average unit cost of major products decreased by 2.66% and the operating expenses decreased by 0.06% in comparison with last year. The decrease in these costs made significant contributions to the growth in profit of the manufacturing operations.

(2) Pharmaceutical trading business, including wholesaling, retailing, import and export

Turnover of the Group's trading operations in 2002, under both PRC accounting standards and systems and HK GAAP, was Rmb4,200,374,000, representing an increase of 13.35% over that of 2001. Profit before taxation of the trading operations was Rmb73,919,000, representing an increase of 0.40% over that of 2001. Profit before taxation under HK GAAP was Rmb48,858,000, representing a decrease of 11.60% over that of 2001.

In 2002, under the impact of tendering system adopted by the hospital and changes in the pricing policy for pharmaceutical products, gross profit margin of the trading operation decreased by 0.33% over that of 2001. The trading operations made all effort to maintain its core competitive advantage in order to face the severe market competition. Firstly, the trading operations set up a new department responsible for hospitals' tendering system; Secondly, the trading operations continued to seek and develop new famous pharmaceutical products and their distribution rights in order to maintain the market share. Thirdly, the trading operations put more promotion efforts on markets outside of Guangdong Province and strengthened its monitoring of the end-use markets and chained stores within the Guangdong Province. Fourthly, the trading operations, through the result of co-operation with the manufacturing operations, adopted a win-win strategy for the Group's famous brand name products.

Because of the severe market competition in the retailing sector, the Group adjusted its business development strategy for chained stores. As at 31 December 2002, the Group has 268 chained stores, including 163 Cai Zhi Lin shops, which mainly carry CPM, and 105 Jian Min shops, which mainly carry western pharmaceutical products.

In order to ensure improvement on profitability, the trading operations also worked on the controls over operational overheads. In addition, the trading operations have successfully improved its inventory control through sales statistic study. Furthermore, management has paid attention to the credit control and customer scanning policy. The decrease in operational overheads and increase in sales as well as the improvement on operating cash flows contributed to a sustained growth of the trading operations' profit.

6.2 Analysis of principal activities by business and by product

Business/Product	Turnover Rmb'000	Cost of sales Rmb'000	Gross profit ratio %	Changes in turnover over that of 2001 %	Changes in cost of sales over that of 2001 %	Change in gross profit ratio over that of 2001 %
CPM manufacturing	1,743,449	779,306	54.72	6.64	(0.49)	6.29
Trading	4,200,374	3,841,071	8.55	13.35	13.96	(1.72)
Include: connected transactions	87,904	61,090	31.05	47.61	41.14	15.29
Heat clearing and anti toxic	400,546	202,017	50.40	12.06	11.72	0.66
Diabetes curing	361,660	135,856	62.13	17.28	12.27	3.13
Cough and phlegm clearing	198,365	100,210	49.48	(9.12)	(11.25)	10.99
Arthritis curing	190,291	72,175	62.09	15.55	4.86	4.00
Gastric	52,037	45,946	11.60	0.71	3.01	(2.31)
Include: connected transactions	25,533	14,932	41.45	95.13	80.56	5.98

Pricing policy for connected transactions

The sales and purchases transactions with connected parties were at the terms similar to those transactions with other third parties. The prices are decided on arm's length after considering the relevant government pricing policy and market development trend.

Explanation on the necessity and continuousness of connected transactions

Guangzhou Pharmaceutical Import & Export Corporation, a subsidiary of the Company, is engaged in import and export of medicines, related raw materials and medical apparatus for enterprises including enterprises under the same group.

Guangzhou Yingbang Trading Co., Ltd. ("Yingbang"), a fellow subsidiary of the Company, is engaged in the trading of medicines. Purchases of medicines from the Group are necessary.

Note: The above products are all CPM products.

6.3 Geographical analysis

Region	Turnover Rmb'000	Change in turnover over that of 2001 %
Southern China	4,552,948	7.00
Eastern China	449,925	16.43
Northern China	256,394	25.57
North-Eastern China	205,657	34.42
South-Western China	226,016	47.63
North-Western China	106,825	9.66
Export	146,058	72.42
Total	5,943,823	11.43

6.4 Particulars of suppliers and customers

	Rmb'000		%
Total purchases from top 5 suppliers	833,534	Percentage of total purchase	19.63
Total sales to top 5 customers	304,964	Percentage of total sales	5.13

6.5 Details of operations of the Company's subsidiaries (applicable for the Group's investee companies derived to the Group any investment income equal to 10% or above of the Group's net profit)

☐ Applicable ☑ Not applicable

6.6 Explanation on significant changes in principal activities and their compositions

☐ Applicable ☑ Not applicable

6.7 Explanation on significant changes in profit from principal activities(gross profit ratios)in comparison with 2001

☐ Applicable ☑ Not applicable

6.8 Analysis on significant changes in operating results and their composition in comparison with 2001

☐ Applicable ☑ Not applicable

Analysis on significant changes in overall financial position in comparison with 2001

☑ Applicable ☐ Not applicable

Cash and cash equivalents decreased by 66.72%. The major reasons for the decrease were: (1) proceeds of Rmb23,799,000 from issue of A shares received in 2001; (2) the increase in accounts receivable by Rmb169,300,000 leading to a significant decrease in operating cash inflows.

6.9 Impact of the changes in production environment and macro economy on the Company

☑ Applicable ☐ Not applicable

As required by the Provisional rules of Medical Insurance promulgated by the Guangzhou People's Municipal Government effective on 1 December 2001, the local enterprises shall be responsible for taking out medical insurance for their retired and retiring employees. Accordingly, the 21st meeting of the Board of the 2nd term on 23 January 2003 approved a resolution to adopt the accounting treatment under HK GAAP in relation to the medical insurance for retired and retiring employees on accrual basis.

According to the requirement of HK GAAP, payment to be made by the Group in relation to medical insurance for past services of its retired and retiring employees should be recognised as an expense in 2002. Based on the estimation by the Company, the net present value of the aggregate payments for medical insurance in 2002 and the next nine years is approximately Rmb78.9 million, representing about 3.34% of the Group's net tangible assets as at 31 December 2002.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

Summary of Annual Report for 2002

6.10 Achievement compared with profit forecast

☐Applicable ☑Not applicable

6.11 Achievement compared with operational budget

☐Applicable ☑Not applicable

6.12 Details of use of proceeds from issue of A shares

☑Applicable ☐Not applicable

Total proceeds received	737,990,000
Total amount of proceeds utilised in 2002	131,190,000
Accumulated amount of proceeds utilised	417,800,000

Projects	Budgeted injection from proceeds of issue Rmb'000	Change in projects	Funds injected Rmb'000	Investment proceeds: Turnover increased by Rmb'000	Investment proceeds: Gross profit increased by Rmb'000	Agreed with the expected returns and the planned stage of completion
Xiao Ke Wan upgrade	29,600	No	29,020	202,930	127,050	Yes
Bao Ji Wan upgrade	11,000	No	11,070	1,370	—	Yes
Commercialisation of Wei Te Qing	29,070	No	4,785	N/A	N/A	Yes
Automation of pill production	11,000	No	10,770	5,630	3,830	Yes
Technology upgrade of Hua Tuo pills	17,000	No	14,330	25,450	15,370	Yes
Throat, spleen and intestine pills technology upgrade	29,100	No	11,170	7,490	840	Yes
Technology upgrade for syrup production	29,500	No	1,540	N/A	N/A	No
Commercialisation of Keli syrup	19,600	No	4,320	N/A	N/A	Yes
Anti-perspiration granules upgrade	13,000	No	10,390	11,090	3,980	Yes
Automation of granules upgrade	29,900	No	29,900	4,460	2,040	Yes
Flu granules for children upgrade	27,007	No	21,020	1,370	260	Yes
Commercialisation of Xiao Yin tablets	29,500	No	5,160	N/A	N/A	Yes
Spleen, intestine and pimples tablets upgrade	17,810	No	7,050	7,420	4,530	Yes
Gan Lu upgrade	29,500	No	12,160	N/A	N/A	Yes
Tablets workshop upgrade	13,000	No	12,000	990	750	Yes
Modernisation of extraction and purification technology	29,900	No	9,060	N/A	N/A	Yes
Critical purification of CO_2 technology foundation	29,900	No	—	N/A	N/A	Yes
Expansion of Bao ... chain stores	89,300	No	62,910	80,370	13,790	Yes
Expansion of Cai Zhi Lin chain stores	58,500	No	19,100	N/A	N/A	No
Logistic centre upgrade	20,000	No	9,290	N/A	N/A	No
ERP for trading section upgrade	20,000	No	10,220	N/A	N/A	Yes
Bio-medicine research centre	80,000	No	36,000	N/A	N/A	Yes
Additional working capital	79,690	No	79,690	N/A	N/A	Yes
Total	731,990	—	413,800	345,040	175,320	—

Explanatory note on returns on projects and the stage of completion (on individual project)

Due to the plant relocation, technology upgrade for syrup production was delayed. Expansion of chain stores was also slowed down because of the severe competition in the retailing sector. The traffic re-construction in Guangzhou City led to the delay of *the development of the logistic centre but related stages of sourcing the materials for* the logistic center are in progress.

Reasons and procedures of change (on individual project)

☐Applicable ☑Not applicable

Change in the proposed use of the proceeds from issuing A shares

☐Applicable ☑Not applicable

6.13 Major investments through use of funds generated from the Group's operation

☑Applicable ☐Not applicable

Projects	Funds injected Rmb'000	Stage of completion	Returns on projects Rmb'000
Investment in Guoyao Group Industry Co., Ltd.	8,000	Completed	—
Investment in Guangzhou Hanaye Pharmaceutical Co., Ltd.	15,331.2	Completed	570
Investment in Guangzhou JinYing Fund Management Company	20,000	Completed	—
Total	43,331.2	—	570

6.14 The Board's explanation on the qualified opinion issued by the auditors

☐Applicable ☑Not applicable

6.15 New business plan

☑Applicable ☐Not applicable

The Group will emphasize on promotion and advertisement to cultivate certain well-known branded products. In addition, the Group will engage professional marketing consultants to assist the Company in formulating and implementing certain modern marketing strategies. Meanwhile, the Group will ally with other enterprises to share advantages and resources.

The Group will put more efforts in research and development by cooperating with certain advanced research institutions. In addition, the Group will accelerate the commercialization of certain products with market potential and increase their economic scale.

The Group will accelerate the construction of the new factory plant for Guangzhou First Medicine Company Limited and put more efforts on the GMP re-engineering for Guangzhou Xing Qun Pharmaceutical Co., Ltd. and Guangzhou Pan Gao Shou *Pharmaceutical Co., Ltd. in order to have the full scale GMP re-engineering completed* in 2003.

In addition to the core business, the Company will actively seek promising business related investment projects, such as bio-chemical projects, medicine commercialisation *projects, etc and attract domestic and overseas strategy investors. Through merger,* acquisition and restructuring, the Company will diversify its business and explore new profitable business.

Profit forecast of 2003

☐Applicable ☑Not applicable

6.16 Proposed scheme of profit distribution and increase in share capital from capital reserve

According to the Company's Articles of Association, the amount of retained profits *available for distribution to shareholders of the Company is the lower of the amount* determined in accordance with the PRC accounting standards and systems and the amount determined in accordance with HK GAAP. The Board recommended a final dividend of Rmb0.06 per share (including withholding tax for A Shares) for the year ended 31 December 2002.

The proposed final dividend, if passed at the AGM on 16 May 2003, will be paid on or before 30 May 2003 to H shares shareholders who appear on the Company's register of members at the close of trading in the afternoon on 24 April 2003 (Thursday). The registration day of A shares shareholders, date of payment of the dividend, and the *method of payment will be announced separately.*

During the year, there was no increase in share capital from the capital reserve.

6.17 Liquidation, financial resources and capital structure

As at 31 December 2002, long-term borrowings of the Group amounted to *Rmb89,680,000. These borrowings are fixed interest loans denominated in Rmb and repayable in 2004. As at 31 December 2002, the cash and cash equivalents of the* Group amounted to Rmb1,019,900,000, of which approximately 89.46% is denominated in Rmb and 10.54% denominated in Hong Kong dollars.

6.18 Charge on Group assets

At 31 December 2002, the net book value of fixed assets pledged as collateral for the Group's bank loans amounted to Rmb118,030,000.

6.19 Capital expenditure

The Group expects that capital expenditure during 2003 would be approximately *Rmb291 million. The Group has sufficient financial resources to meet the demand for* capital expenditure and daily working capital.

6.20 Gearing ratio

Up to 31 December 2002, there have been no material adverse changes in the gearing ratio of the Group.

6.21 Exposure to fluctuations in exchange rate

As the majority of the revenue, expenses, assets and liabilities of the Group are denominated in Rmb, the Group does not have significant risk in exposure to *fluctuations in exchange rate.*

6.22 Contingent liabilities

Up to 31 December 2002, the Group has no significant contingent liabilities.

6.23 Other matters

During the reporting period, there are no significant disposal of assets (including joint ventures and associated companies), or merger and acquisition activities occurred.

Compliance with the Code of Best Practice of the Listing Rules

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

6.24 Employees of the Group

As at 31 December 2002, the number of employees on the payroll register of the Group was 8,413, including:

	No. of employees
Production	3,046
Sales	2,536
Technical	1,767
Finance	278
Administration	786

Among the employees, there are 45 holding a master degree, 540 holding a bachelor degree, and 4,139 retirees. The total salaries and welfare for the year were approximately Rmb354 million.

The remuneration of the employees of the Group includes their salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees, which are determined based on their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

7. OTHER MATTERS

7.1 Acquisition of assets

☐Applicable ☑Not applicable

7.2 Disposal of assets

☐Applicable ☑Not applicable

7.3 Significant guarantees

☐Applicable ☑Not applicable

7.4 Connected transactions

☑Applicable ☐Not applicable

Connected parties	Amount due from connected parties: Net movement Rmb'000	Amount due from connected parties: Ending balance Rmb'000	Amount due to connected parties: Net movement Rmb'000	Amount due to connected parties: Ending balance Rmb'000
GZPHL	—	—	—	10,806
Guangzhou Qiaoguang Pharmaceutical Factory	4,863	7,434	—	56
Guangzhou Mingxing Pharmaceutical Factory	2	2	—	59
Guangzhou Hejigong Factory	17	17	36	127
Guangzhou Tianxin Pharmaceutical Co., Ltd	—	918	—	—
Guangzhou Guanghua Pharmaceutical Co., Ltd.	337	337	—	384
Guangzhou Southern China Medical Apparatus Co., Ltd.	—	100	—	—
Guangzhou Sanitation Production Factory	1,142	1,142	93	345
Guangzhou Yinghang Trading Co., Ltd.	2,510	8,537	408	517
Guangzhou Zhongfa Medical Co., Ltd.	475	477	—	—
Guangzhou Xinhua Health Drinks Co., Ltd.	4,380	4,780	—	—
Guangzhou Baiyunshan Enterprise Group	6,414	6,414	—	—
Guangzhou Baiyunshan Chinese Medicine Factory	370	370	—	24
Guangzhou Baiyunshan Pharmaceutical Factory	—	—	—	—
Guangzhou Baiyunshan External Use Medicine Factory	—	—	—	—
Guangzhou Pharmaceutical Holdings Limited	1,424	8,130	—	—
Po Lian Development Co., Ltd.	2,794	5,796	3,311	3,311
Guangzhou Pharmaceutical Goods and Supply Company	—	—	1,019	1,024



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

Summary of Annual Report for 2002

7.5 Trusted fund management

☑ Applicable ☐ Not applicable

Fund management company	Amount Rmb'000	Period	Contracted investment yield	Actual investment yield Rmb'000	Actual recovered amount Rmb'000
Northeastern Securities Co., Ltd (note 1)	20,000	Up to 28 July 2002	—	2,010	22,010
Dapeng Securities Co., Ltd (note 2)	20,000	Up to 26 July 2002	—	1,380	21,380
Dapeng Securities Co., Ltd (note 3)	25,000	Up to 26 July 2002	—	1,350	26,350
Total	65,000	Until the announcement, the Group did not have any trusted fund management activities	—	5,150	70,150

Note 1: In 2001, Guangzhou Chen Li Ji Chinese Medicine Factory entrusted Northeastern Securities Co., Ltd. to manage the fund of Rmb20,000,000.

Note 2: In 2001, Guangzhou Yang Cheng Pharmaceutical Co., Ltd. entrusted Dapeng Securities Co., Ltd. to invest in government bonds and the entrusted amount was Rmb20,000,000.

Note 3: In 2001, Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd. entrusted Dapeng Securities Co., Ltd. to invest in government bonds and the entrusted amount was Rmb25,000,000.

7.6 Commitments

☑ Applicable ☐ Not applicable

As at 1 January 2002, capital commitments and lease commitments that were contracted but not provided for by the Company amounted to Rmb76,174,000 and Rmb61,601,000 respectively. During the reporting period, the contracted projects were completed at planned stages and rentals were paid in accordance with the contract terms.

7.7 Material litigation and arbitration

☐ Applicable ☑ Not applicable

7.8 Independent non-executive directors' fulfilment of duties

Independent non-executive directors have fulfilled their duties by actively safeguarding the overall interests of the Company and its minority shareholders, and providing constructive advice towards the Company's development in accordance with the relevant laws and regulations. In fulfilling their duties, the independent directors were independent from the major shareholders, ultimate controlling person and other persons or companies with relevant interests in the Company.

8. REPORT OF THE SUPERVISORY COMMITTEE

The Supervisory Committee is of the opinion that the Company has been operating legally and properly with respect to the financial conditions, use of proceeds raised, transactions of acquisition and disposal of assets and connected transactions.

9. FINANCIAL REPORTS

9.1 Audit opinion

The Company's accounts for the year ended 31 December 2002 were audited by Guangzhou Yangcheng Certified Public Accountants Co., Ltd. who issued an unqualified audited report [2003 Yang Cha Zi No.439] signed by the two Chinese certified public accountants, Mr. Huang Wei Cheng and Mr. Zhang Ning.

PricewaterhouseCoopers are the Company's international auditors, who issued an unqualified audit opinion on the Company's HK GAAP accounts for the year ended 31 December 2002.

9.2 Audited accounts

Balance sheets of the Group and the Company as at 31 December 2002

Profit and loss account of the Group and the Company for the year ended 31 December 2002

Cash flow statement of the Group and the Company for the year ended 31 December 2002

9.3 Accounting policies, accounting estimates and method for preparation of accounts

Guangzhou Qi Xing Pharmaceutical Company Limited, a subsidiary of Guangzhou Qi Xing Pharmaceutical Factory, is an enterprise with foreign investment, which applies "Accounting Regulation of PRC for Enterprises with Foreign Investment" to prepare its accounts for the year ended 31 December 2001. Effective 1 January 2002, Guangzhou Qi Xing Pharmaceutical Company Limited has adopted the "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" to prepare its accounts. During the reporting period, there is no any other change in accounting policies and accounting estimates of the Company.

9.4 During the reporting period the consolidation scope was extended.

Guangzhou Hanfang Contemporary Chinese Medicine Research and Development Co., Ltd., Guangzhou Baidi Biological Pharmaceutical Co., Ltd and Guangzhou Huanye Medicine Co., Ltd were included in the consolidation scope in 2002.

Balance Sheet of the Group and the Company
As at 31 December 2002
(prepared under PRC accounting standards and systems)

Assets	31 December 2002 The Group Rmb	31 December 2002 The Company Rmb	31 December 2001 The Group Rmb	31 December 2001 The Company Rmb
Current assets				
Cash	1,019,293,179.35	201,624,119.22	893,692,642.38	333,592,356.83
Short-term investments	61,394,385.90	61,394,385.90	62,959,071.11	3,051,935.55
Notes receivable	150,000.00		16,710.00	
Dividends receivable	5,174,681.92	5,106,895.00	6,080,075.49	20,310,383.91
Interest receivable				
Accounts receivable	716,482,532.62	—	547,182,326.57	—
Other receivables	122,925,479.17	285,392,292.21	136,366,273.61	340,008,236.07
Advances to suppliers	30,700,351.50	—	41,164,801.83	—
Subsidy receivable	10,061,712.63	—	5,673,006.00	—
Inventories	858,510,074.31	—	833,327,693.61	—
Prepaid expenses	83,722,629.19	—	72,409,655.55	—
Long-term debit investments maturing within one year	—	—	—	—
Other current assets	—	—	—	—
Total current assets	2,917,222,139.19	556,217,692.83	2,601,023,091.58	697,353,145.26
Long-term investment				
Long-term equity investment	86,789,969.55	1,772,278,515.65	81,055,615.01	1,511,555,555.50
Long-term debt investment	—	—	—	—
Total long-term investment	86,789,969.55	1,772,278,515.65	81,055,615.01	1,511,555,555.50
Fixed assets				
Fixed assets - cost	1,247,479,583.50	31,605,410.76	1,121,946,619.83	30,011,896.76
Less: accumulated depreciation	442,207,260.26	7,279,372.15	387,682,106.69	4,837,507.98
Fixed assets - net amount	805,272,328.74	24,326,038.61	734,264,513.14	25,241,386.78
Less: fixed assets impairment provision	29,564,343.45	7,109,752.25	24,753,795.66	—
Fixed assets - net book value	775,707,985.29	17,216,286.36	709,510,717.48	25,241,386.78
Construction supplies	0.00	—	0.00	—
Construction in progress	236,616,437.79	4,330,352.17	174,211,477.32	—
Fixed assets pending for disposal	—	—	—	—
Total fixed assets	1,012,324,423.08	21,546,638.53	883,722,194.80	25,241,386.78
Intangible assets and other assets				
Intangible assets	93,768,566.32	—	102,137,518.11	—
Long-term prepaid expenses	33,089,392.45	2,404,510.41	31,145,005.93	2,209,641.37
Other long-term assets	—	—	—	—
Total intangible assets and other assets	126,857,958.77	2,404,510.41	133,282,524.04	2,209,641.37

Liabilities and shareholders' equity	31 December 2002 *The Group* Rmb	31 December 2002 *The Company* Rmb	31 December 2001 *The Group* Rmb	31 December 2001 *The Company* Rmb
Deferred tax				
Deferred tax debits	—	—	—	—
Total assets	4,173,193,491.19	2,352,947,427.42	3,702,113,335.43	2,236,360,759.31
Current Liabilities				
Short-term loans	555,340,000.00	—	387,680,000.00	—
Notes payable	78,170,554.40	—	682,231.50	—
Accounts payable	590,755,612.12	—	558,201,710.52	—
Advances from customers	46,256,895.26	—	40,126,980.26	—
Accrued payroll	81,003,162.42	2,629,149.66	18,160,241.50	2,629,149.66
Welfare benefits payable	57,057,232.15	2,548,305.83	42,505,116.32	2,098,415.50
Dividends payable	49,124,722.36	48,626,912.14	49,198,495.25	48,676,906.39
Taxes payable	48,773,628.89	409,494.06	29,914,102.23	316,515.72
Other levies payable	3,951,085.03	9,880.96	3,443,865.85	11,116.36
Other payables	124,060,695.90	11,917,614.68	149,391,248.00	6,230,507.00
Accrued expenses	4,625,106.82	3,250,000.00	4,353,878.05	2,300,000.00
Provision for foreseeable liabilities	—	—	—	—
Portion of long-term liabilities due within one year	—	—	45,000,000.00	—
Other current liabilities	—	—	—	—
Total current liabilities	1,629,134,645.35	69,390,361.37	1,388,249,100.43	62,262,659.63
Long-term liabilities				
Long-term loans	89,680,000.00	—	10,000,000.00	—
Debentures payable	—	—	—	—
Payables due after one year	3,619,897.61	—	8,851,221.43	—
Government grants payable	22,893,288.19	—	1,600,000.00	—
Other long-term payables	5,000,000.00	—	5,000,000.00	—
Total long-term liabilities	121,193,385.70	—	25,451,221.43	—
Deferred tax:				
Deferred tax credits	—	—	—	—
Total liabilities	1,750,327,831.14	69,390,361.37	1,413,702,321.91	62,262,659.63
Minority shareholders' equity	135,023,081.38	—	115,194,935.97	—
Shareholders' equity				
Share capital	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
Less: investment returned	—	—	—	—
Net share capital	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
Capital surplus	1,114,331,221.63	1,111,220,107.56	1,100,075,603.20	1,100,075,603.20
Reserved fund	336,129,845.16	124,276,426.26	251,928,845.40	101,501,352.18
Including: public welfare fund	108,725,912.08	51,099,075.21	82,925,402.12	44,411,290.37
Retained earnings	25,264,600.82	231,060,439.29	1,011,627.95	152,615,113.29
Total shareholders' equity	2,286,028,638.87	2,283,457,066.05	2,172,916,077.55	2,174,098,091.68
Total liabilities and shareholders' equity	4,173,193,491.19	2,352,947,427.42	3,702,113,335.43	2,236,360,759.31

Profit and Loss Account for the Group and the Company
For the year ended 31 December 2002
(prepared under PRC accounting standards and systems)

	Item	2002 The Group Rmb	2002 The Company Rmb	2001 The Group Rmb	2001 The Company Rmb
1	Sales	5,941,831,390.51	—	5,331,023,210.18	—
	Less: Cost of sales	4,630,441,992.22	—	4,163,902,618.51	—
	Less: Sales tax and levies	23,931,060.12	—	22,101,316.18	—
2	Profit from principal operations	1,290,400,218.17	—	1,148,024,215.29	—
	Add: Profit from other operations	31,700,024.38	5,399,518.07	36,060,659.31	5,102,309.06
	Less: Operating expenses	468,090,071.45	—	392,793,056.01	—
	Less: General and administrative expenses	552,136,117.09	27,682,290.33	522,162,832.79	22,271,319.12
	Less: Financial expenses (income)	15,329,165.33	5,016,723.06	1,151,130.18	-15,726,435.73
3	Operating profit	180,423,015.37	-19,376,278.22	262,040,384.72	-1,372,465.72
	Add: Investment income (losses)	-16,889,552.55	172,636,902.10	-399,651.21	152,225,101.52
	Add: Subsidy income	314,068.00	—	5,511,920.57	—
	Add: Non-operating income	2,959,661.60	216,652.01	6,511,190.06	57.61
	Less: Non-operating expenses	29,300,802.14	2,141,863.06	11,490,010.02	216,517.38
4	Total profit	217,506,093.45	151,335,336.83	260,081,142.16	150,115,201.16
	Less: Income tax	113,172,431.16	581,435.02	103,208,539.61	—
	Less: Minority interests	23,905,895.10	—	10,737,766.32	—
5	Net profit	158,117,142.91	151,393,666.81	136,133,190.60	150,115,201.76
	Add: Retained earnings brought forward	1,011,627.95	152,615,113.29	-26,958,170.13	71,650,765.10
	Add: Transfer from others	1,032,141.18	1,079,601.21	0.00	—
6	Profit distributable	163,461,510.21	305,433,401.31	119,175,702.17	223,386,165.86
	Less: Transfer to statutory surplus reserves	34,119,791.90	15,179,360.68	29,065,395.01	15,011,520.18
	Less: Transfer to statutory public welfare	26,812,854.95	7,589,681.34	18,590,805.77	7,505,785.19
	Less: Transfer to staff bonus and welfare fund	2,144,311.17	—	1,331,727.57	—
	Less: Transfer to reserve fund	804,160.31	—	667,161.21	—
	Less: Enterprise expansion fund	804,160.31	—	667,161.21	—
	Less: Profit returned to investment	—	—	—	—
7	Profit distributable to shareholders	98,576,192.39	282,711,419.29	71,021,654.55	201,269,115.29
	Less: Dividend for preferred shares	—	—	—	—
	Less: Transfer to discretionary surplus reserves	24,558,173.33	—	22,156,026.40	—
	Less: Dividend for ordinary shares	48,654,000.00	48,651,000.00	48,654,000.00	48,654,000.00
	Less: Dividend for ordinary shares transfer to share capital	—	—	—	—
8	Retained earnings	25,264,600.82	231,060,439.29	1,011,627.95	152,615,113.29

Supplemental information

No.	Item	2002 The Group Rmb	2002 The Company Rmb	2001 The Group Rmb	2001 The Company Rmb
1	Profit from sale, disposal of a business unit or investments	—	—	—	—
2	Loss due to natural disaster	—	—	993,612.56	—
3	Increase (decrease) in total profit as a result of changes in accounting policies	—	—	—	—
4	Increase (decrease) in total profit as a result of changes in accounting estimates	—	—	—	—
5	Losses from debt reconstructing	—	—	—	—
6	Others	—	—	—	—

Cash Flow Statement of the Group and the Company
For the year ended 31 December 2002
(prepared under PRC accounting standards and systems)

	Item	2002 The Group Rmb	2002 The Company Rmb
1.	Cash flows from operating activities		
	Cash received from sales of goods or rendering services	6,836,653,535.10	—
	Refund of tax and levies	23,950,106.62	212,956.00
	Other cash received relating to operating activities	171,486,216.26	9,501,708.79
	Sub-total of cash inflows	7,032,090,857.98	9,781,664.79
	Cash paid for goods or services	5,117,542,806.55	—
	Cash paid to and on behalf of employees	432,612,281.08	8,207,747.79
	Payments of all type of taxes	431,030,632.94	4,274,962.90
	Other cash paid relating to operating activities	547,396,057.19	20,099,227.62
	Sub-total of cash outflows	6,863,076,318.06	32,581,938.31
	Net cash flows from operating activities	169,014,259.92	-23,297,273.52



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

Summary of Annual Report for 2002

II. Cash flows from investing activities		
Cash received from disposal of investments	84,601,477.24	18,071,265.69
Cash received from investment income	10,965,522.69	77,008,655.92
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	7,665,519.93	—
Other cash received relating to investing activities	2,220,526.10	64,079,943.80
Sub-total of cash inflows	105,453,045.96	159,159,864.41
Cash paid to acquire fixed assets, intangible assets and other long-term assets	173,698,559.80	6,881,866.17
Cash paid to acquire investments	99,603,800.00	188,109,203.12
Other cash paid relating investing activities	—	20,720,000.00
Sub-total of cash outflows	273,302,359.80	215,711,069.29
Net Cash flows from investing activities	-167,849,313.84	-56,551,204.88
III. Cash flows from financing activities		
Cash received from capital contribution	—	—
Cash received from capital contribution from minority shareholders	940,000.00	—
Cash received from borrowings	787,340,000.00	—
Cash received relating to financing activities	945,646.75	—
Sub-total of cash inflows	789,225,646.75	—
Cash repayments of amounts borrowed	585,100,000.00	—
Cash payments for distribution of dividends, profits or interest expenses	75,599,561.31	48,653,989.25
Cash payments for distribution of dividends to minority shareholders	3,531,469.89	—
Other cash payments relating to financing activities	113,085.74	—
Sub-total of cash outflows	664,224,116.94	48,653,989.25
Net Cash Flows from Financing Activities	125,001,529.81	-48,653,989.25
IV. Effect of foreign exchange rate changes on cash	44,030.48	44,000.54
V. Net increase / (decrease) in cash and cash equivalents	126,210,536.37	-128,958,467.11

Supplemental Information

	2002 The Group Rmb	2002 The Company Rmb
1. Reconciliation of net profit to cash flows from / (to) operating activities		
Net profit	158,433,747.94	151,703,698.81
Add: Minority interests	15,905,895.38	—
Provision for asset impairments	8,209,190.93	150,613.06
Depreciation of fixed assets	79,526,037.16	2,533,349.99
Amortization of intangible assets	20,102,638.91	—
Amortization of long-term prepaid expenses	21,487,381.52	826,131.36
Decrease in prepaid expenses (less: increase)	-9,228,063.64	—
Increase in accrued expenses (less: decrease)	71,228.77	950,000.00
Losses on disposal of fixed assets, intangible assets and other long-term assets (less: gains)	171,994.44	-203,520.00
Losses on scrapping of fixed assets	3,392,710.36	27,112.18
Financial expenses (less: income)	27,390,219.39	10,460.57
Losses on investment (less: gain)	-16,809,852.55	-178,636,602.10
Deferred tax credit (less: debit)		
Decrease in inventories (less: increase)	-15,191,389.70	—
Decrease in operating receivables (less: increase)	-244,802,016.08	-1,809,098.70
Increase in operating payables (less: decrease)	120,400,467.21	560,583.31
Others	0.00	0.00
Net cash flows from operating activities	169,014,289.92	-23,797,273.52
2. Investing and financing activities that don't involve in cash receipts or payments		
Conversion of debt into capital	—	—
Convertible bonds due within one year	—	—
Fixed assets acquired under finance leases	—	—
3. Net increase / (decrease) in cash and cash equivalents		
Cash at the end of year	1,019,903,178.95	204,624,119.72
Less: cash at the beginning of year	893,692,642.58	333,582,586.83
Add: Cash equivalents at the end of year	—	0.00
Less: Cash equivalents at the beginning of year	—	0.00
Net increase / (decrease) in cash and cash equivalents	126,210,536.37	-128,958,467.11

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002
(Prepared under HK GAAP)

	Note	2002 Rmb'000	2001 Rmb'000
Turnover	1	5,943,823	5,334,029
Cost of sales		(4,630,443)	(4,165,306)
Gross profit		1,313,380	1,168,723
Other revenues	1	68,373	73,734
Distribution costs		(442,051)	(414,876)
Administrative expenses		(677,678)	(575,151)
Other operating expenses		(13,735)	(7,320)
Operating profit	2	248,289	245,110
Finance costs	3	(28,804)	(29,726)
Share of profits less losses of			
Jointly controlled entities		(23,435)	(9,906)
Associated companies		310	509
Profit before taxation		196,360	205,987
Taxation	4	(89,846)	(105,084)
Profit after taxation		106,514	100,903
Minority interests		(11,953)	(5,035)
Net profit for the year		94,561	95,868
Dividends	5	48,654	48,654
Earnings per share	6	Rmb0.117	Rmb0.119

Notes:

1. **Turnover, revenue and segment information**

The Group is principally engaged in the manufacture and sales of CPM and the wholesale, retail, import and export of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus. Revenues recognised during the year are as follows:

	2002 Rmb'000	2001 Rmb'000
Turnover:		
Sales of goods	5,943,823	5,334,029
Other revenues:		
Government grants and subsidies (Note)	8,432	3,061
Interest income	13,475	22,523
Gross rental income from investment properties	21,347	20,932
Gross rental income from other properties	11,060	8,608
Promotional income from suppliers	8,556	8,755
Royalty income	851	1,127
Income from unlisted investments	4,652	8,728
	68,373	73,734
Total revenues	6,012,196	5,407,763

Note: Flood prevention contribution of Rmb4,812,000 (2001: Nil) has been refunded as an incentive to a subsidiary from local tax authority.

An amount of Rmb3,600,000 payable to local government (2001: Nil) has been waived as subsidies to a subsidiary. According to the approval documents, the Group is required to transfer from profit after taxation an amount equal to the subsidies entitled to the capital reserve account.

The government grants and subsidies of 2001 were subsidies received from local government for technical development which were also transferred to the 2001 capital reserve account according to the relevant approval documents.

The Group is organised into the following business segments:

- Manufacturing of CPM
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus
- Import and export of western pharmaceutical products

Other operations of the Group mainly comprise holding of investment properties and investment securities, neither of which are of a sufficient size to be separately reported.

No geographical analysis of turnover and operating profit is provided as less than 10% of the consolidated turnover and less than 10% of the consolidated trading results of the Group are attributed to markets outside PRC.

Year ended 31 December 2002

	Manufacturing Rmb'000	Wholesale Rmb'000	Retail Rmb'000	Import and export Rmb'000	Elimination Rmb'000	Group Rmb'000
Turnover						
External	1,343,445	3,791,606	302,566	99,137	—	5,943,823
Internal	25,585	250,757	8,944	26,250	(311,536)	—
Total	1,369,030	4,045,143	311,445	125,467	(311,566)	5,943,823
Segment results	192,998	71,697	7,653	2,670	(11,625)	259,163
Unallocated costs						(10,874)
Operating profit						248,289
Finance costs						(28,804)
Share of profits less losses of						
Jointly controlled entities	(23,435)	—	—	—	—	(23,435)
Associated companies	310	—	—	—	—	310
Profit before taxation						196,360
Taxation						(89,846)
Profit after taxation						106,514
Minority interests						(11,953)
Net profit						94,561
Segment assets	1,976,942	1,767,649	140,333	90,023	(271,224)	3,683,013
Investments in joint ventures	6,208	—	—	—	—	6,208
Investments in associated companies	2,930	—	—	—	—	2,930
Unallocated assets						316,915
Total assets						4,361,135
Segment liabilities	394,946	1,322,774	65,997	94,165	(271,444)	1,691,918
Unallocated liabilities						69,367
Total liabilities						1,761,155
Capital expenditure	202,219	26,174	6,487	311	—	235,191
Depreciation	47,337	16,295	5,406	201	—	69,239
Amortisation charge	7,498	3,015	—	36	—	10,549
Impairment charge	19,021	1,990	—	—	—	20,129

Year ended 31 December 2001

	Manufacturing Rmb'000	Wholesale Rmb'000	Retail Rmb'000	Import and export Rmb'000	Elimination Rmb'000	Group Rmb'000
Turnover						
External	1,634,387	3,261,570	352,170	85,902	—	5,334,029
Internal	29,711	274,911	—	—	(304,622)	—
Total	1,664,098	3,536,481	352,170	85,902	(304,622)	5,334,029
Segment results	176,984	66,297	7,449	1,533	(10,970)	241,263
Unallocated costs						3,847
Operating profit						245,110
Finance costs						(29,726)
Share of profits less losses of						
Jointly controlled entities	(9,906)	—	—	—	—	(9,906)
Associated companies	509	—	—	—	—	509
Profit before taxation						205,987
Taxation						(105,084)
Profit after taxation						100,903
Minority interests						(5,035)
Net profit						95,868
Segment assets	1,592,486	1,251,443	183,256	46,764	(55,917)	3,018,056
Investments in joint ventures	29,532	—	—	—	—	29,532
Investments in associated companies	3,912	—	—	—	—	3,912
Unallocated assets						417,259
Total assets						[illegible]
Segment liabilities	549,960	915,140	75,182	47,346	(55,011)	1,314,161
Unallocated liabilities						31,960
Total liabilities						1,345,841
Capital expenditure	84,130	56,606	8,564	218	—	149,518
Depreciation	58,442	23,153	2,101	139	—	83,679
Amortisation charge	7,401	3,015	—	30	—	10,446
Impairment charge	37,947	9,903	2,365	—	—	50,119



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

Summary of Annual Report for 2002

2. Operating profit

	2002 Rmb'000	2001 Rmb'000
Charging:		
Depreciation and amortization of fixed assets	89,241	85,679
Amortisation of intangible asset	10,446	10,446
Impairment charge (Note)	20,029	30,119
Outgoings in respect of investment properties	4,037	3,771
Outgoings in respect of other properties	2,212	—
Loss on disposal of fixed assets	3,696	655
Loss on disposal of a joint venture	16	—
Realized losses on disposal of trading securities	1,929	—
Unrealized losses on trading securities	1,714	—
Research and development costs	26,500	17,624
Auditors' remuneration	3,187	3,800
Staff costs:		
Pension benefit	50,537	49,022
Housing fund	12,066	9,179
Medical insurance	97,233	20,414
Housing allowances	7,817	—
Salaries, wages and other staff benefits	412,808	376,147
Operating leases for land and buildings	27,315	20,327
Crediting:		
Write off negative goodwill arising on increase in interest of subsidiaries	—	4,526
Reversal of write down of inventories	785	—

Note: Impairment charge included:

	Rmb'000	Rmb'000
Fixed assets	20,029	18,191
Construction in progress	—	11,928
	20,029	30,119

Impairment charge mainly arose as a result of technology upgrade, modernization of production facilities and significant decline in market value of the assets.

3. Finance costs

	2002 Rmb'000	2001 Rmb'000
Interest on bank loans and overdrafts	27,918	30,504
Other incidental borrowing costs	1,244	513
Total borrowing costs incurred	29,162	31,017
Less: interest capitalised in construction in progress	(358)	(1,291)
	28,804	29,726

The capitalisation rate applied to funds borrowed generally and used for the development of construction in progress is approximately 5.49% (2001: 5.91%).

4. Taxation

	2002 Rmb'000	2001 Rmb'000
The amount of taxation charged to the consolidated profit and loss account represents:		
Current taxation		
PRC enterprise income tax	113,123	104,912
Deferred taxation	(23,887)	—
	89,236	104,912
Share of taxation attributable to:		
Jointly controlled entities	—	—
Associated companies	110	172
	89,346	105,084

The PRC enterprise income tax has been provided at the rate of 33% (2001: 33%) on the estimated assessable profit for the year.

Pursuant to a document [2000] 1063 issued by the Guangzhou Finance Bureau, enterprise income tax of listed companies in Guangzhou city in 2001 was initially based on the unified tax rate of 33% and the portion over 15% of the tax attributable to local government (i.e., 60% of the 18% of tax) was refunded. Accordingly, the effective income tax refund rate of 2001 was 10.8%. The Company and its major subsidiaries were effectively taxed at 22.2% in the year 2001.

An amount of Rmb23,887,000 (2001: Rmb13,016,000) relating to the said tax refund for tax paid during the second half of 2001 has been received and net off against the tax charge for the year.

There is no such income tax refund scheme for the year 2002.

Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

5. *Dividends*

	2002 Rmb'000	2001 Rmb'000
Final, proposed, of Rmb0.06 (2001: Rmb0.06) per share	48,654	48,654

At a meeting held on 21 March 2003 the directors declared a final dividend of Rmb0.06 per ordinary share. The proposed dividend is not reflected as a dividend payable in these accounts, but *will be reflected as an appropriation of retained earnings for the year ending 31 December 2003.*

6. *Earnings per share*

The calculation of earnings per share for the year ended 31 December 2002 is based on the net profit of Rmb93,561,000 (2001: Rmb95,868,000) and the 810,900,000 shares (2001: 808,936,212 shares weighted average) in issue.

7. Retained earnings

	Rmb'000
At 1 January 2001, as previously reported	89,905
Effect of adopting SSAP 9 (Revised)	24,327
At 1 January 2001, as restated	114,232
2000 Final dividend paid	(24,327)
Net profit for the year	95,868
Transfer to reserves	(76,339)
Transfer to retained earnings	16,519
At 31 December 2001	125,953
Representing:	
2001 Final dividend proposed	48,654
Others	77,299
Retained earnings as at 31 December 2001	125,953
The Company and subsidiaries	139,132
Jointly controlled entities	(12,167)
Associated companies	(1,012)
	125,953
At 1 January 2002	125,953
2001 Dividends paid	(48,654)
Profit for the year	93,561
Transfer to reserves	(86,613)
At 31 December 2002	83,247
Representing:	
2002 Final dividend proposed	48,654
Others	34,593
Retained earnings as at 31 December 2002	83,247
The Company and subsidiaries	120,106
Jointly controlled entities	(35,442)
Associated companies	(1,417)
	83,247

10. *REQUIRED INFORMATION*

The Company will publish in the website of The Stock Exchange of Hong Kong Limited all the information related to Company's results announcement for the year ended 31 December 2002, as required by the paragraphs 45(5) of Appendix 16 of the Listing Rules.

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE 22nd MEETING OF THE 2nd TERM OF THE BOARD OF DIRECTORS TOGETHER WITH THE NOTICE OF THE 2002 ANNUAL GENERAL MEETING

Guangzhou Pharmaceutical Company Limited's (the "Company") 22nd meeting of the 2nd term of the Board of Directors, which was held on 21 March 2003 in the conference room of the Company's premises at 2nd Floor, 45 Sha Mian North Street, Guangzhou Province, the People's Republic of China (the "PRC") was attended by nine directors out of nine eligible directors; Mr. Cai Zhixiang, the Chairman of the Company presided over the meeting; and the Company's supervisors and senior management have also attended the meeting. The meeting was in accordance with the Company Law of the PRC and the Company's Articles of Association. After detailed discussion, all of the directors at the meeting unanimously *agreed on the following resolutions:*

1. the directors' report for the year 2002;

2. the audited accounts for the Company for the year 2002;

3. the auditors' reports for the year 2002;

4. *the reappointment of the retiring auditors' (Guangzhou Yangcheng Certified Public Accountants Co. Ltd.) and the international auditors (PricewaterhouseCoopers) and* to authorise the Board to determine their respective remunerations;

5. the resolution of profit distribution and dividend payment for the year 2002:

   a) the profit distribution of the Company and its subsidiaries are to be as follows:

      i) among its subsidiaries, manufacturing business is to transfer 10% to the statutory surplus reserve fund; 10% to the statutory public welfare reserve; 10% to the discretionary surplus reserve; Trading business is to transfer 10% to the statutory surplus reserve fund; 10% to the statutory public welfare reserve; 20% to the discretionary surplus reserve.

      ii) *the Company is to transfer 10% to the statutory surplus reserve fund; 5% to the statutory public welfare reserve; no transfer is to be made to* the discretionary surplus reserve.

   ii) the full year dividend for 2002 is recommended to be Rmb0.06 per share (inclusive of tax for A shares), the total amount of dividends to be distributed amounts to Rmb48.65 million.

6. the projected net profit distribution policy for the Company in 2003:

   the Company proposes that there will be only one dividend distribution in 2003; the amount to be apportioned as dividend will not be lower than 30% of the net profit and *this will be distributed in the form of cash; the Company does not plan to make any* conversions from surplus reserve into capital in 2003.

7. the amount of emoluments to be paid to the directors and supervisors of the Company;

   it is proposed that in 2003, the emoluments for the Company's directors and supervisors will be Rmb2.7 million and Rmb0.6 million respectively, a total of Rmb3.3 million (excluding the emoluments of directors of the subsidiaries).

8. the proposal to authorise the directors to allot and issue new shares:

   a) subject to paragraphs c) and d) and pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (as amended from *time to time)* and the Company Law of the PRC, *the exercise by the directors of all the powers of the Company granted by the general and unconditional* mandate to allot and issue new overseas listed foreign shares and domestic shares, either separately or concurrently once every twelve months, during the Relevant Period and the exercise of powers by the directors to determine the terms and conditions for the allotment and issue of new shares including the following terms:

      i) *class and number of new shares to be issued;*

      ii) *issue price of new shares;*

      iii) *the starting and closing time for the issue;*

      iv) *class and number of the new shares to be issued to existing shareholders;* and

      v) the making or granting of offers, agreements and options which might require the exercise of such powers.

   b) the approval in paragraph (a) shall authorise the directors during the Relevant Period to make or grant offers, agreements and options which would or might be exercised after the end of the Relevant Period.

   c) the aggregate nominal amount of overseas listed foreign shares and domestic shares allotted or agreed conditionally or unconditionally to be allotted (whether *pursuant to an option or otherwise) by the directors pursuant to the approval in* paragraph a), otherwise than pursuant to issue of shares by conversion of the statutory surplus reserve into capital in accordance with the Company Law of the PRC and the Articles of Association of the Company and other relevant regulations, shall not exceed twenty per cent (20%) of each of the existing *overseas listed foreign shares and domestic shares of the Company.*

   d) *in exercising the powers granted under paragraph (a), the directors must (1)* comply with the Company Law of the PRC and other relevant regulations and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time); and (2) obtain approval from the China Securities Regulatory Commission.

   e) for the purpose of this Resolution:

      "Relevant Period" means the period from the passing of this resolution until *whichever is the earliest of:*

      i) *twelve months from the date of passing this resolution;*

      ii) *the conclusion of the next annual general meeting of the company; and*

      iii) *the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meeting.*



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

Summary of Annual Report for 2002

f) the directors, subject to the approval of the relevant authorities and in accordance with the Company Law of the PRC, be and is hereby authorised to increase the registered share capital of the Company to the respective amount upon the exercise of the powers pursuant to paragraph a) above, provided that the registered share capital shall not exceed Rmb973,080,000.

g) subject to the approval of the relevant PRC authorities, the Board be and is hereby authorised to make appropriate and necessary amendments to the articles *of association (including Article 18 and Article 21) to reflect the alteration of the registered share capital of the Company pursuant to the exercise of this mandate.*

9. the resolution to convene the 2002 Annual General Meeting with details as follows:

a) *notice is hereby given that the Company will hold its Annual General Meeting* (AGM) at 10 am on Friday, 16 May 2003 at the Company's premises at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China to deal with the following matters:

i) By way of ordinary resolutions:

(1) to consider and approve the directors' report for the year 2002;

(2) to consider and approve the report of the Supervisory Committee for the year 2002;

(3) to consider and approve the audited accounts for the Company for the year 2002;

(4) to consider and approve the auditors' reports for the year 2002;

(5) to consider and approve the reappointment of the retiring auditors (*Guangzhou Yangcheng Certified Public Accountants Co. Ltd.*) and the international auditors (PricewaterhouseCoopers) and to propose to the Annual General Meeting to grant the mandate to the board of directors (the "Board") to determine their remunerations;

(6) to consider and approve the resolution of profit distribution and dividend payment for the year 2002;

(7) to consider and approve the projected net profit distribution policy for the Company in 2003;

(8) to consider and approve the amount of emoluments to be paid to the directors of the Company for the year 2003 and to authorise the Board to decide the amount for each directors;

(9) to consider and approve the amount of emoluments to be paid to *the supervisors of the Company for the year 2003 and to authorise the Board to decide the amount for each supervisors; and*

ii) by way of special resolutions:

to consider and approve the proposal to authorise the Board to allot and issue new shares.

b) attendees:

i) *foreign shareholders whose names appear on the Register of Members of the Company at the close of trading in the afternoon on Thursday, 24* April 2003 and domestic shareholders whose names appear on the Register of Members of the Company at the close of trading in the afternoon on Wednesday, 16 April 2003, are entitled to attend the meeting. The Register of Members of the Company will be closed from Thursday, 17 April 2003 to Friday, 16 May 2003 (both days inclusive) during which period no transfer of H shares will be effected;

ii) *each shareholder can appoint his/her proxy to attend the meeting on his/her behalf; and*

iii) the directors, supervisors and senior management of the Company.

c) *Registration for the meeting:*

i) registration procedures: to attend the meeting, an individual shareholder should bring along his/her identity card, shareholder account card; a proxy should bring along his/her identity card, the power of attorney issued by the unit, shareholder account card of the legal person and a copy of the business licence of the legal person. Overseas shareholders can make registration by mail, telephone or fax.

ii) registration time: 8:30 am - 11:30 am and 2:00 pm - 4:30 pm on Friday, 25 April 2003

iii) place of registration: Company Secretary Office

d) in order to qualify for the final dividend, the shareholders of the Company's H shares should prepare all of the necessary transfer documentation for the distribution of the final dividend and lodge with HKSCC Registrars Limited by 4:00 pm on 16 April 2003. A further notice will be made in relation to the share registration date, payment date and distribution arrangements for holders of A shares.

e) *others:*

(1) shareholders attending the meeting shall be responsible for their own travelling and accommodation expenses.

(2) *contact person:* *Mr. He Shuhua*
Tel: 020-81218117
Fax: 020-81216408

Guangzhou Pharmaceutical Company
Limited

21 March 2003

NOTICE OF THE RESOLUTIONS PASSED AT THE 12th MEETING OF THE 2nd SUPERVISORY COMMITTEE

Guangzhou Pharmaceutical Company Limited's (the "Company") 12th meeting of the 2nd Supervisory Committee was held on 21 March 2003 at 2nd Floor, conference room of the Company's premises; Mr Chen Canying, the Chairman of the Supervisory Committee presided over the meeting; and the meeting was attended by all of the Company's supervisors. The meeting was in accordance with Company Law and the Company's own Articles of Association. After voting, the following items were approved:

1. the *annual report of the Company for the year* 2002;
2. the report of the Supervisory Committee for the year 2002;
3. *the audited accounts of the Company for the year 2002;*
4. the auditors' reports for the year 2002;
5. *the reappointment of the retiring auditors' (Guangzhou Yangcheng Certified Public Accountants Co. Ltd.) and the international auditors (PricewaterhouseCoopers) and* to propose to the Annual General Meeting to grant the mandate to the Board to determine their respective remunerations;
6. considered and approved the resolution of profit distribution and dividend payment for the year 2002;

   a) the profit distribution of the Company and its subsidiaries are to be as follows:

   i) among its subsidiaries, manufacturing business is to transfer 10% to the statutory surplus reserve fund; 10% to the statutory public welfare reserve; *10% to the discretionary surplus reserve: Trading business is to transfer 10% to the statutory surplus reserve fund; 10% to the statutory public welfare reserve; 20% to the discretionary surplus reserve.*

   ii) the Company is to transfer 10% to the statutory surplus reserve fund; 5% to the statutory public welfare reserve; no transfer is to be made to the discretionary surplus reserve.

   b) the full year dividend for 2002 is recommended to be Rmb0.06 per share (inclusive of tax for A shares), the total amount of dividends to be distributed amounts to Rmb48.65 million.

7. the projected net profit distribution policy for the Company in 2003;

   the Company proposes that there will be only one dividend distribution in 2003; the amount to be apportioned as dividend will not be lower than 30% of the net profit and this will be distributed in the form of cash; the Company does not plan to make any conversions from surplus reserve into capital in 2003.

8. *the resolution to determine the amount of emoluments to be paid to the directors and* supervisors of the Company;

   it is proposed that in 2003, the emoluments for the Company's directors and supervisors will be Rmb2.7 million and Rmb0.6 million respectively, a total of Rmb3.3 million (excluding the emoluments of directors of the subsidiaries).

9. the proposal to authorise the directors to allot and issue new shares;
10. the holding of the annual general meeting for 2002 and proposing the aforesaid resolutions to the general meeting.

Guangzhou Pharmaceutical Company
Limited

21 March 2003

Proxy Form:

I/We hereby appoint Mr./Ms. ______________________ *as my/our proxy to attend* and vote on behalf of me/us at the Annual General Meeting for 2002 of Guangzhou Pharmaceutical Company Limited.

Signature of Appointor: ______________________

Identity card number of Appointor: ______________________

Number of shares held by Appointor: ______________________

Shareholder account number of Appointor: ______________________

Signature of Proxy: ______________________

Identity card number of Proxy: ______________________

Date of appointment: ______________________

Reply slip for attending to the Annual General Meeting of Guangzhou Pharmaceutical Company Limited

According to the Company Law of the PRC, the Company's Articles of Association and the *relevant regulations,* all shareholders of the Company intended to attend the Annual General Meeting of Guangzhou Pharmaceutical Company Limited (the "Company") are required to complete the following confirmation form:

Name: ______________________

Holders of: ______________________ shares

Identity card number: ______________________

Telephone number: ______________________

Address: ______________________

Date: ______________________

Signature: ______________________

Notes:

1. *According to the Board resolution passed on 21 March 2003,* domestic shareholders, whose names appear on the Register of Members of the Company on 16 April 2003, are entitled to complete this confirmation form and attend the meeting.
2. Please insert full name(s) in block letters (copies of this confirmation form are valid).
3. Please present copies of identity card.
4. Please present copy of documents indicating the number of shares held by you.
5. To be valid, this form must be delivered to the Company in person, by post or fax on or before 25 April 2003.
6. (1) To obtain this form by hand or post, the address is:

   2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong province,
   the People's Republic of China (the "PRC")
   Postal code: 510130
   The Secretary Office of the Board of Guangzhou Pharmaceutical Company Limited

   (2) To obtain this form by fax, the fax number is:

   The Secretary Office of the Board of Guangzhou Pharmaceutical Company Limited
   Fax number: 8620 81216408

The Board of Directors
Guangzhou Pharmaceutical Company Limited

21 March 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

2003 FIRST QUARTERLY REPORT

1. IMPORTANT NOTICE

1.1 The Board of Directors ("the Board") of Guangzhou Pharmaceutical Company Limited ("Guangzhou Pharmaceutical" or "the Company") and each director collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report and believe that there are no material omissions from, or misrepresentations or misleading statements contained in this report.

1.2 The Company's financial reports for the first quarter of 2003 were prepared under PRC accounting standards and systems and have not been audited.

1.3 Mr. Cai Zhixiang, Chairman of the Board, Mr. Zhou Yuejing, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Finance Manager declared that they would ensure the authenticity and completeness of the financial reports contained in this quarterly report.

1.4 This first quarterly report is published in Hong Kong in accordance with paragraph 2(2) of the Listing Agreement.



Board of Directors
Guangzhou Pharmaceutical Company Limited

2. COMPANY PROFILE

2.1 The Company

Stock abbreviation	GZ Phar.	
Stock code	600332 (A share)	0874 (H Share)

	Company Secretary	Authorised securities dealers
Name	He Shuhua	No
Address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	No
Telephone	(8620)8121 8117	No
Facsimile	(8620)8121 6408	No
E-mail	hesh@gpc.com.cn	No

2.2 Financial information

2.2.1 Principal financial data and indicators

	31 March 2003	31 December 2002	Change compared with the data of last year ended 31 December 2002
	Rmb	Rmb	(%)
Total assets	4,439,123,528.83	4,173,194,491.19	7.37
Shareholders' equity (excluding minority interests)	2,339,284,366.28	2,286,928,678.63	2.29
Net assets per share	2.88	2.82	2.13
Adjusted net assets per share	2.81	2.74	2.55

	For the reporting period	1 January 2003 to 31 March 2003	Change compared with the data of the 3-month period ended 31 March 2002
	Rmb	Rmb	(%)
Net cash flows from operating activities	0.15	0.15	–
Earnings per share (fully diluted)	0.06	0.06	0.76
Earnings per share (weighted average)	0.06	0.06	0.76
Return on net assets	2.24%	2.24%	(4.02)
Return on net assets after deducting exceptional items	2.34%	2.34%	(1.28)

Exceptional items:	Rmb
Income from State Bond	178,518.10
Subsidy income	139,323.00
Net non-operating results	(3,724,383.29)
Income tax adjustment	1,123,993.92
Total	(2,282,548.27)

2.2.2 Profit and loss account

	3 months ended 31 March 2003 Group	Company	3 months ended 31 March 2002 Group	Company
	Rmb	Rmb	Rmb	Rmb
Revenues from main operations	1,821,563,470.06	–	1,490,135,311.21	–
Less: Cost of main operations	1,444,231,257.26	–	1,152,535,042.14	–
Tax and levies on main operations	7,841,881.28	–	7,224,193.89	–
Profit from main operations	369,492,331.32	–	330,865,875.18	–
Add: Profit from other operations	9,474,936.06	–	7,804,239.90	–
Less: Selling expenses	126,599,881.02	–	109,125,163.46	–
General and administrative expenses	140,832,614.99	5,232,973.28	131,794,972.51	3,092,321.84
Financial expenses	6,851,902.86	(471,394.08)	4,701,930.99	(1,749,964.91)
Operating profit	96,630,549.51	(4,763,579.18)	91,447,998.00	(1,342,356.19)
Add: Income from investment	(1,049,857.24)	57,491,554.32	47,470.31	55,412,266.84
Subsidy income	139,323.00	–	–	–
Non-operating income	328,253.46	–	877,962.33	–
Less: Non-operating expenses	4,052,636.35	10,135.67	1,812,726.86	–
Total Profit	91,984,931.90	52,717,839.47	90,364,704.61	54,069,459.93
Less: Income tax	34,538,096.34	–	34,023,726.30	–
Less: Minority interest	5,090,447.63	–	4,373,325.37	–
Net profit	52,356,387.61	52,717,839.47	51,962,452.64	54,069,459.93

2.3 Number of shareholders as at 31 March 2003

As at 31 March 2003, there were 54,269 shareholders in total. Only one shareholder held the State-owned shares for the State. There were 54,220 shareholders holding A shares and 48 shareholders holding H shares.

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Analysis of the Company's overall activities of its operation during the reporting period

The Company and its subsidiaries (the "Group") are principally engaged in (1) the manufacturing and sales of Chinese patent medicine ("CPM"); (2) the wholesales, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

During the reporting period, the Group continued to strengthen its efforts in developing markets for key products; actively created new products with market potential and well-known branded products; accelerated the construction of projects using the proceeds from the issue of A shares; accelerated the enterprise's technology update and the pace of implementation of GMP; raised the enterprise's production capacity and production level; accelerated the research and development of new products and the process of new product industrialisation. All of these measures contributed to the sustaining increase of the Group's operating results.

According to the Group's consolidated accounts prepared in accordance with PRC accounting standards and systems, the Company's turnover for the three months ended 31 March 2003, was Rmb1,821,563,000, representing an increase of 22.24% over that during the same period of 2002. Profit before taxation amounted to Rmb91,985,000, representing an increase of 1.79% over that during the same period of 2002. Net profit amounted to Rmb52,356,000, representing an increase of 0.76% over that during the same period of 2002.

In the 1st quarter of 2003, turnover of the manufacturing operations was Rmb538,508,000, representing an increase of 12.90% over that during the same period of 2002. Profit before taxation of the manufacturing operations was Rmb72,930,000, representing an increase of 0.89% over that during the same period of 2002.

The manufacturing operations strengthened its efforts in monitoring the sales and analysing the market of key products. During the reporting period, sales of certain key products such as Xiao Ke Wan, Guangdong Liang Cha Granule, Mi Lian Cuan Bei Pi Pa Gao and Xu Han Ting maintained a good trend of increase. The sales of the above products had increased by 13.74%, 46.73%, 159.13% and 56.17% respectively over that during the same period of 2002.

The Group continued its efforts in the research and development of new products. Among these, Guangzhou Baidi Biological Pharmaceutical Co., Ltd.has succeeded in winning a biology project of a second category new medicine.

In the 1st quarter of 2003, turnover of the trading operations was Rmb1,283,055,000, representing an increase of 26.64% over that during the same period of 2002. Profit before taxation of the trading operations was Rmb19,053,000, representing an increase of 5.42% over that during the same period of 2002.

In accordance with changes in demand of domestic pharmaceutical market in the PRC, the trading operations adjusted its product portfolio, actively organized and explored sale market for new pharmaceutical products, popular products and well-known branded products. During the reporting period, the number of new customers increased by 213 and the number of new types of product traded increased by 201. These had a great impact on the increase in the sales volume.

During the reporting period, there were no significant changes in the production environment, macro economy and regulation applicable to the Group.

3.1.1 Details of operations and products of the Group which are above 10% of the Group's revenues and operating profit from main operations

☑ Applicable ☐ Not applicable

	Revenues from main operations	Cost of main operations	Gross profit
	Rmb	Rmb	%
By segment			
Manufacturing operations	538,507,948.94	256,828,464.47	52.31
Trading operations	1,283,055,521.12	1,187,404,792.79	7.45
Including: related party transactions	21,478,437.13	17,881,060.38	16.83
By products			
Heat clearing and Anti-toxic	132,892,715.11	66,869,630.23	49.68
Diabetes curing	102,240,183.29	39,168,692.20	61.69
Cough and phlegm clearing	75,392,831.15	33,060,019.45	56.15
Arthritis curing	58,958,003.02	21,909,678.26	62.84
Geriatric	28,060,799.14	14,865,234.79	47.02
Including: related party transactions	5,498,483.55	2,699,935.44	50.90

3.1.2 Seasonal and periodical characteristics of the Company's operations

☑ Applicable ☐ Not applicable

Some products of the Company are subject to seasonal and periodical elements such as the sales of Xia Sang Ju and Guangdong Liang Cha Granule are better in the 2nd and 3rd quarters of the year.

3.1.3 Composition of profit in reporting period

☑ Applicable ☐ Not applicable

Item	3 months ended 31 March 2003 Amount	Percentage of total profit(%)	2002 Amount	Percentage of total profit(%)	Change (%)
	RMB		RMB		
Profit from main activities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Profit from other operations	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Loss from investment	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Subsidy income	139,323.00	0.15	[illegible]	[illegible]	[illegible]
Net operating results	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

3.1.4 Explanation on significant changes in principal activities and their compositions compared with the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Explanation on significant changes in profit from principal activities (gross profit ratios) in comparison to 2001

☐ Applicable ☑ Not applicable

3.2 Explanation and analysis on other important matters and their influence and solutions

☐ Applicable ☑ Not applicable

3.3 Changes in accounting policy, accounting estimation and consolidation range, and explanation on significant accounting errors and their causes

☑ Applicable ☐ Not applicable

Explanation on change in consolidation scope: During the reporting period, there are three new companies, named Guangzhou Hanfang Contemporary Chinese Medicine Research and Development Co., Ltd., Guangzhou Baidi Biological Pharmaceutical Co., Ltd. and Guangzhou Huanye Medicine Co., Ltd., are included in the consolidation compared with the same period of 2002. The above mentioned companies were also included in the consolidation scope of 2002.

3.4 Explanation of the Board and the Supervisory Committee on the qualified opinion issued by the auditors

☐ Applicable ☑ Not applicable

3.5 Profit warning and explanation for a forecasted accumulated net loss for the period from 1 January 2003 to the next reporting period, or significant fluctuation compared with the same period of 2002

☐ Applicable ☑ Not applicable

3.6 Adjustments to the business plan or budget disclosed to the public

☐ Applicable ☑ Not applicable

Note: The full version of the Company's balance sheet, income statement and cash-flow statement is published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn

Board of Directors
Guangzhou Pharmaceutical Company Limited
Chairman of the Board
Cai Zhixiang

25 April 2003

This quarterly report is published in both English and Chinese languages. The Chinese version shall prevail.

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

（在中華人民共和國註冊成立之股份有限公司）

二零零三年第一季度報告

1. 重要提示

2. 公司基本情況

2.1 公司基本信息

股票簡稱	廣州藥業	
股票代碼	600332(A股)	0874(H股)

2.2 財務資料

3. 管理層討論與分析

二零零三年四月二十五日

本季度報告以中、英文刊登，以中文為準。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China ("PRC") with limited liability)

ANNOUNCEMENT

> The Board has noted an article about the possible impact of SARS on the pharmaceutical industry in the PRC that appeared in a Guangzhou newspaper named "二十一世紀經濟報導" ("Economic News of the 21st Century") on 7 May 2003 and accordingly would like to make this announcement. This announcement is made in accordance with paragraph 2(2) of the Listing Agreement.

The board of directors ("Board") of Guangzhou Pharmaceutical Company Limited ("Company") has noted an article about the possible impact of Severe Acute Respiratory Syndrome ("SARS") on the pharmaceutical industry in the PRC that appeared in a Guangzhou newspaper named "二十一世紀經濟報導" ("Economic News of the 21st Century") on 7 May 2003.

The Company does not manufacture pharmaceutical products aimed at treating SARS and presently has no plan or intention to develop such products. Up to the date of this announcement, the outbreak of SARS has not caused any material impact on the operating results of the Company. The Board does not currently have a view as to how long the effects of the SARS outbreak will continue, and it is therefore not possible, at this stage, to quantify the potential impact (if any) on the Company's results for the remainder of the year. If the Company notices any material impact on its operating results caused by SARS in the future, it will make a further announcement to that effect. The Company has fully complied with the disclosure requirements for a listed company in the PRC and in Hong Kong. The Company has designated Shanghai Securities News as its official channel for public announcements in the PRC, and the Standard (in English) and the Hong Kong Economic Times (in Chinese) for the publication of this announcement in Hong Kong.

This announcement is made in accordance with paragraph 2(2) of the Listing Agreement.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 12 May 2003

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

公告

> 董事會注意到廣州一份名為《二十一世紀經濟報導》的報章，在二零零三年五月七日所刊登一篇有關非典型肺炎對醫藥行業可能產生之影響的報導。因此，本公司謹此發出本公告。本公告乃根據上市協議第2(2)段而發出。

廣州藥業股份有限公司（「本公司」）董事會（「董事會」）注意到廣州一份名為《二十一世紀經濟報導》的報章，在二零零三年五月七日所刊登一篇有關嚴重急性呼吸系統綜合症（「非典型肺炎」）對醫藥行業可能產生之影響的報導。

本公司無生產治療非典型肺炎的藥物，目前亦無研發有關產品的計劃或意圖。到目前為止，非典型肺炎對本公司的經營業績並無重大影響。董事會目前無意就非典型肺炎將持續多久發表意見，故現階段未能評估疫情在本年度餘下時間對本公司業績可能產生的影響（如有）。如本公司日後知悉非典型肺炎對其業績的任何重大影響，本公司將另行發表公告。本公司已嚴格遵守中國及香港上市公司的信息披露要求。本公司國內信息披露的指定報刊為《上海證券報》，在香港刊登本公告的報刊為《The Standard》（英文）及《香港經濟日報》（中文）。

本公告乃根據上市協議第2(2)段而發出。

承董事會命
公司秘書
何舒華

中國廣州，二零零三年五月十二日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited
(a joint stock company established in the People's Republic of China with limited liability)

RESOLUTIONS PASSED AT THE 2002 ANNUAL GENERAL MEETING

The Company and the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

This announcement is made in accordance with paragraph 2(2) of the Listing Agreement.

Guangzhou Pharmaceutical Company Limited (the "Company") held its 2002 Annual General Meeting ("AGM") at 10:00 a.m. on 16 May 2003 at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China. 3 shareholders and proxies attended the meeting, representing a total of 513,216,000 shares, or approximately 63.29% of the total number of shares of the Company, (of which 513,000,000shares were State-owned shares, representing approximately 63.26% of the total number of shares of the Company, 0 share was A share, representing 0% of the total number of shares of the Company and 216,000 shares were H shares, representing approximately 0.03% of the total number of shares of the Company). The meeting was held in compliance with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association with respect to the holding of Annual General Meeting.

Upon discussion and consideration, the following resolutions were passed at the meeting by means of individual ballot:

I. BY WAY OF ORDINARY RESOLUTIONS:

1. The directors' report for the year 2002 was approved;

   Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

2. the report of the Supervisory Committee for the year 2002 was approved;

   Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

3. the audited accounts of the Company for the year 2002 were approved;

   Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

4. the auditors' reports for the year 2002 were approved;

   Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

5. the resolution in relation to the reappointment of the retiring domestic auditors (Guangzhou Yangcheng Certified Public Accountants Co. Ltd.) and the international auditors (PricewaterhouseCoopers) was approved and the board of directors of the Company ("Board of Directors") was granted with the mandate to determine auditors' remuneration;

   Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

6. the resolution of profit distribution and dividend payment for the year 2002 was approved;

   a) the distribution of profit after taxation of the Company and its subsidiaries are made as follows:

      i) among its subsidiaries, manufacturing companies are to transfer 10% to the statutory surplus reserve fund; 10% to the statutory public welfare reserve; and 10% to the discretionary surplus reserve. Trading companies are to transfer 10% to the statutory surplus reserve fund; 10% to the statutory public welfare reserve; and 20% to the discretionary surplus reserve.

      ii) the Company is to transfer 10% to the statutory surplus reserve fund; 5% to the statutory public welfare reserve and no transfer is to be made to the discretionary surplus reserve.

   b) the full year dividend for 2002 is Rmb0.06 per share (inclusive of tax for A shares). The total amount of dividends to be distributed amounts to Rmb 48.65 million.

      Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

7. the projected profit distribution policy of the Company in 2003 was approved;

   The Company proposed that there will be only one profit distribution in 2003; the amount to be apportioned as dividend will not be lower than 30% of the net profit and this will be distributed in the form of cash; the Company does not plan to make any trasfer from surplus reserve into capital in 2003.

   Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

8. the resolution in relation to the amount of emoluments to be paid to the directors of the Company for the year 2003 was approved;

   Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

9. the resolution in relation to the amount of emoluments to be paid to the supervisors of the Company for the year 2003 was approved.

   Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

II. BY WAY OF SPECIAL RESOLUTION:

1. The resolution in relation to the authorisation to the Board of Directors to allot and issue new shares was approved;

   Votes in favour of the resolution: 513,216,000 shares, representing 100% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights; there were no votes against the resolution nor abstained votes.

   The AGM was withnessed by Lu Hui, a lawyer from Z & T Law Firm, which issued its legal opinion that the assembly and the procedures for convening the AGM complied with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association, and the eligibility of persons attending the meeting was lawful and valid. No new motions were proposed by shareholders at the AGM. The voting procedures of the meeting complied with the laws and regulations and the provisions of the Company's Articles of Association. The resolutions passed at the AGM were lawful and valid.

This announcement is made in accordance with paragraph 2(2) of the Listing Agreement.

Guangzhou Pharmaceutical Company Limited

16 May 2003

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited
（於中華人民共和國成立之股份有限公司）

二零零二年度股東週年大會決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公告乃根據上市協議第2(2)段而發出。

廣州藥業股份有限公司（「本公司」）二零零二年度股東週年大會（「股東大會」）於二零零三年五月十六日上午十時正在中國廣東省廣州市沙面北街45號二樓會議室舉行，與會股東及股東授權代表3人，代表股份數共513,216,000股，佔本公司股份總數約63.29%（其中國家股513,000,000股，佔公司股份總數約63.26%；A股0股，佔公司股份總數0%；H股216,000股，佔公司股份總數約0.03%），符合《中華人民共和國公司法》及本公司章程對召開股東大會的規定。

會議經過討論審議，並以記名投票表決的方式形成如下決議：

一、以普通決議案方式：

1. 通過本公司二零零二年度董事會報告；

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

2. 通過本公司二零零二年度監事會報告；

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

3. 通過本公司二零零二年度經審核的財務報告；

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

4. 通過本公司二零零二年度的核數師報告；

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

5. 通過續聘任期屆滿的公司國內核數師（廣州羊城會計師事務所有限公司）及國際核數師（羅兵咸永道會計師事務所），並授權董事會決定其酬金的議案；

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

6. 通過本公司二零零二年度利潤分配及派息方案的議案。

   （一）本公司及所屬企業二零零二年的稅後利潤按如下分配

      1. 所屬企業中製造企業提取法定公積金10%，提取法定公益金10%，提取任意公積金10%；所屬企業中貿易企業提取法定公積金10%，提取法定公益金10%，提取任意公積金20%。

      2. 公司本部提取法定公積金10%，提取法定公益金5%，不提取任意公積金。

   （二）二零零二年度全年派息每股人民幣0.06元（A股含稅），派息總額為人民幣4,865萬元。

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

7. 通過本公司預計二零零三年度利潤分配政策的議案。

   本公司預計二零零三年度進行利潤分配一次；二零零三年度的淨利潤用於股利分配的比例不低於30%，利潤分配方式將採用派發現金的方式；本公司計劃二零零三年度不進行資本公積金轉增股本。

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

8. 通過二零零三年度公司董事服務報酬總金額的議案。

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

9. 通過二零零三年度公司監事服務報酬總金額的議案。

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

二、以特別決議案方式

1. 通過授權董事會以配發及發行新股份的議案；

   同意票513,216,000股，佔出席股東大會的股東（包括代理人）所持有表決權總數100%；反對票0股，佔0%；棄權票0股，佔0%。

   本次股東大會由廣東正平天成律師事務所委派呂暉律師見證，並出具了法律意見書，認為本公司二零零二年度股東週年大會的召集、召開程序符合《中華人民共和國公司法》和本公司章程的規定，出席會議人員的資格合法有效，本次股東大會未有股東提出新提案，會議表決程序符合法律、法規和公司章程的規定，本次股東大會通過的各項決議合法有效。

本公告乃根據上市協議第2(2)段而發出。

特此公告

廣州藥業股份有限公司

二零零三年五月十六日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China ("PRC") with limited liability)

ANNOUNCEMENT

The Company and the Board warrant that the contents of this Announcement are true, accurate and complete, and jointly accept responsibility for any false statement or misleading representation contained in, or any material omission from, this announcement. This announcement is made in accordance with paragraph 2(2) of the Listing Agreement.

The Company and the Board have expressed concern about the Report appearing on the Shanghai Securities Post (上海證券報) on 18 May 2003. Details regarding the highest annual emoluments of the Company's senior management contained in the Report have not been verified by the Company and are not a fair and complete reflection of the factual details disclosed in the Annual Report.

This announcement is made in accordance with paragraph 2(2) of the Listing Agreement.

Guangzhou Pharmaceutical Company Limited ("Company") and its board of directors ("Board") have expressed concern about a report ("Report") entitled "Highest Annual Emoluments of Senior Management of Listed Companies for 2003" (2003年中國上市公司高管身價排行榜) appearing on the Shanghai Securities Post (上海證券報) on 18 May 2003. The Report analyses the emoluments of senior management of a sample of listed companies in the PRC, and states that the highest annual emolument of the senior management of the Company for the year 2002 was Rmb1,250,000. Details regarding the highest annual emoluments of the Company's senior management contained in the Report have not been verified by the Company and are not a fair and complete reflection of the factual details disclosed in the Company's 2002 annual report ("Annual Report"). The Company and the Board hereby makes the following clarification:

(i) As stated on page 128 of the Annual Report, the emolument for each of the Company's directors, supervisors and senior management, totalling 16 individuals, was within the band of nil to Rmb1,000,000 for the year 2002.

(ii) As stated on page 129 of the Annual Report, the five highest paid individuals of the Group (consisting of the Company and its subsidiaries) included three directors of the Company (their remunerations are stated in Item (i)) and two individuals. The emolument of one of those individuals was within the band of Rmb1,000,000 to Rmb1,500,000 for the year 2002. That individual is neither a director, a supervisor nor a senior management member of the Company.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 23 May 2003

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

（於中華人民共和國成立之股份有限公司）

公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負有連帶責任。本公告是根據上市協議第2(2)段作出的。

本公司及董事會茲關注到二零零三年五月十八日在上海證券報刊載的報告，其所載述的關於本公司高管人員最高年薪的內容未經本公司核實，未能公平及完全反映在年報內披露的高管人員薪酬的實際情況。

本公告是根據上市協議第2(2)段作出的。

廣州藥業股份有限公司（簡稱「本公司」）及董事會（簡稱「董事會」）茲關注到二零零三年五月十八日在上海證券報刊載的報告《2003年中國上市公司高管身價排行榜》。該報告分析了中國上市公司樣本的高管最高年薪，並列示本公司二零零二年高管最高年薪為人民幣125萬元。其所載述的關於本公司高管最高年薪的內容未經本公司核實，未能公平及完全反映在本公司二零零二年年報（「年報」）內披露的實際情況。現本公司及董事會特此作出如下澄清：

1. 年報128頁已載明：「本公司董事、監事和高級管理人員（共16名）於二零零二年度的酬金均在人民幣0-100萬元以內。」

2. 年報129頁已載明：「本集團（包括本公司及其附屬公司）內五名最高薪酬人士包括三名本公司董事（其酬金於第1點述明），其餘的兩名最高薪酬人士中有一人於二零零二年度的薪酬在人民幣100-150萬元以內。」但該名人士並非本公司董事、監事及高級管理人員。

特此公告

承董事會命
公司秘書
何舒華

中國廣州
二零零三年五月二十三日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

CONNECTED TRANSACTION
SUBSCRIPTION OF NEW SHARES IN A SUBSIDIARY BY CONNECTED PERSONS

On 28 February 2003, the Original Shareholders and the Subscribers entered into the Subscription Agreement whereby the Subscribers agreed to subscribe for 33,284,300 new Shares in Guangzhou Hanfang at RMB1 per Share.

As a result of the Subscription, the registered capital of Guangzhou Hanfang increased from 50,000,000 Shares to 83,284,300 Shares. The Subscription Shares represented approximately 67% of the registered capital of Guangzhou Hanfang immediately before the Subscription and approximately 40% of the registered capital of Guangzhou Hanfang as enlarged by the Subscription.

The consideration of RMB1 per Subscription Share represented a premium of approximately 18.9% over the net assets per Share of approximately RMB0.841 based on the audited net assets of Guangzhou Hanfang as at 31 December 2002. The total consideration for the Subscription Shares amounted to RMB33,284,300 and was settled as to approximately 77% by the Tangible Assets while the remaining approximately 23% was settled by cash.

Since GPHL and the Executive Directors of Guangzhou Hanfang were connected persons of the Company, the Subscription Agreement constituted a connected transaction of the Company as defined in the respective listing rules of The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

Under the Listing Rules, the Subscription Agreement should be conditional on the approval by the Independent Shareholders in general meeting. Due to an inadvertent oversight in reporting procedures by Guangzhou Hanfang, the Subscription Agreement was not made conditional on the approval by the Independent Shareholders before it was signed. Therefore, the Subscription constituted a breach of rule 14.26 of the Listing Rules. The Stock Exchange of Hong Kong Limited reserves the right to take action against the Company and/or the Directors in respect of this breach of the Listing Rules.

Given that the Subscription was completed on 17 April 2003, the Company does not propose to convene a shareholders' meeting to seek approval of the Subscription. Instead, the Company will form an independent board committee comprising the independent non-executive Directors to advise the Independent Shareholders on the terms of the Subscription Agreement and will appoint an independent financial adviser to advise the independent board committee. A circular containing, among other things, details of the Subscription Agreement, a letter containing the advice of the independent board committee to the Independent Shareholders and a letter of advice from an independent financial adviser to the independent board committee will be despatched to the shareholders of the Company on or before 1 September 2003.

SUBSCRIPTION AGREEMENT

Date

28 February 2003

Subscription

Pursuant to the Subscription Agreement, the Subscribers agreed to subscribe for the Subscription Shares, being 33,284,300 new Shares in Guangzhou Hanfang, a 97.44% owned subsidiary of the Company as at the date of the Subscription Agreement.

Subscribers

GPHL *(Note 1)*
Huadong Chinese Medicine *(Note 2)*
Ms. Liu Ju Yan *(Note 3)*
Mr. Mo Shang Zhi *(Note 3)*
Mr. Cai Xing Chun *(Note 3)*
Mr. Zhao Xiang Yong *(Note 3,4)*
Mr. Ge Fa Huan *(Note 3,4)*

Notes:

1. GPHL is interested in approximately 63.26% of the issued share capital of the Company and is the controlling shareholder of the Company.
2. Huadong Chinese Medicine is an Independent Third Party.
3. The board of Guangzhou Hanfang comprises 3 Executive Directors, namely Ms. Liu Ju Yan, Mr. Mo Shang Zhi and Mr. Cai Xing Chun, and 4 non-executive directors. In addition to the Executive Directors, there are 2 senior staff members, namely Mr. Zhao Xiang Yong and Mr. Ge Fa Huan, who are involved in the active management of Guangzhou Hanfang. Thus, all the members of the active management of Guangzhou Hanfang have subscribed for Shares.
4. Mr. Zhao Xiang Yong and Mr. Ge Fa Huan are not connected with the Directors, chief executive or substantial shareholders of the Company or any of their respective associates. Neither of them hold shares in the Company.

As GPHL and the Executive Directors are connected persons of the Company, the Subscription constituted a connected transaction as defined in the respective listing rules of The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

Consideration

The consideration for the Subscription Shares was RMB1 per Subscription Share. The total consideration paid by and the number of Subscription Shares received by each of the Subscribers were as follows:

Subscriber	Total consideration paid *(RMB)*	Number of Subscription Shares received
GPHL	25,634,300	25,634,300
Huadong Chinese Medicine	5,000,000	5,000,000
Ms. Liu Ju Yan	600,000	600,000
Mr. Mo Shang Zhi	550,000	550,000
Mr. Cai Xing Chun	500,000	500,000
Mr. Zhao Xiang Yong	500,000	500,000
Mr. Ge Fa Huan	500,000	500,000
	33,284,300	33,284,300

The consideration payable by GPHL was settled by Tangible Assets comprising the land use right of a piece of land (the "Land") with an area of approximately 61,700 square meters situated at 中國廣東省從化市城郊鎮塘下村「園仔嶺」("Yuan Zai-Ling" Tang Xia Village, Cheng Jiao Town, Cong Hua City, Guangdong Province, the PRC), six buildings (collectively, the "Buildings"), plant, machinery and other facilities. The Buildings in aggregate have a gross floor area of approximately 5,800 square meters and are situated on the Land. As at 31 December 2002, the Tangible Assets in aggregate were valued at RMB25,634,300 according to the "Asset Valuation Report Yang Ping Zhi No. 191 (2003)" issued by Guangzhou Yangcheng Certified Public Accountants. The details of the Tangible Assets including their respective valuation and book value as contained in the valuation report are set out below:

Class of assets	Book value (RMB)	Valuation (RMB)
1. land use right of the Land	7,188,700	11,126,000
2. Buildings, plant, machinery and others	18,336,100	14,508,300
Total	25,524,800	25,634,300

Save as being the auditor of the Company, Guangzhou Yangcheng Certified Public Accountants has no relationship with the Company, its directors, chief executive, substantial shareholders or their respective associates.

The land use right certificate and building certificates with respect to the Land and the Buildings respectively were issued to 廣州市電力總公司 (Guangzhou Electricity Corporation), the previous owner of the Land and the Buildings. The land use right certificate is valid until 2043. Pursuant to 廣州市財政局文件[2002] 583號 (Document no. [2002] 583 of Guangzhou Finance Bureau) dated 10 May 2002, the Tangible Assets (including the Land and Buildings) were allocated to GPHL at zero consideration. However, as at the date of this announcement, the land use right certificate and building certificates are still registered under the name of 廣州市電力總公司 (Guangzhou Electricity Corporation). In mid-April 2002, following the completion of the Subscription, both 廣州市電力總公司 (Guangzhou Electricity Corporation) and GPHL applied to 從化市國土資源和房屋管理局 (The Land Bureau of Cong Hua City) for the registration of the land use right certificate and building certificates under the name of Guangzhou Hanfang. Guangzhou Hanfang expects that it will obtain the land use right certificate and building certificates within two months from the date of this announcement.

The consideration payable by the remaining Subscribers, namely Huadong Chinese Medicine, Ms. Liu Ju Yan, Mr. Mo Shang Zhi and Mr. Cai Xing Chun, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan was fully settled by cash by 15 April 2003.

Basis for determining the consideration

The Subscription Shares represented approximately 67% of the registered capital of Guangzhou Hanfang as at the date of the Subscription Agreement and approximately 40% of the registered capital of Guangzhou Hanfang as enlarged by the Subscription.

The consideration of RMB1 per Subscription Share represented a premium of approximately 18.9% over the net asset per Share of approximately RMB0.841 based on the audited net assets of Guangzhou Hanfang as at 31 December 2002.

The consideration had been arrived after arm's length negotiation between the Original Shareholders and the Subscribers. Given that Guangzhou Hanfang is a loss making company and the consideration per Subscription Share is at a premium over the net assets per Share of Guangzhou Hanfang as at 31 December 2002, the Directors consider that the terms of the Subscription Agreement were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Rights of the Subscription Shares

The Subscription Shares impart the same rights in all respects as the Shares in existence before the completion of the Subscription Agreement, including the right to receive distributions made after 17 April 2003, being the date of the completion of the Subscription as set out below.

Restriction on the transfer of the Subscription Shares

The Company and Huadong Chinese Medicine, which are interested in approximately 54.03% and approximately 6.00% of the registered capital of Guangzhou Hanfang respectively following the completion of the Subscription Agreement, will not be allowed to dispose of, transfer or pledge the Shares owned by them within 3 years from the date of the Subscription Agreement, being 28 February 2003, unless otherwise agreed by all the shareholders of Guangzhou Hanfang. The remaining Subscribers are not subject to the above restrictions on the transfer of their shares.

Completion

The Subscription was completed on 17 April 2003, being the date on which the new business licence of Guanzhou Hanfang (reflecting its new registered capital and its new shareholding structure) was issued by 廣州市工商行政管理局(Guangzhou Industrial and Commerce Administration Bureau).

SHAREHOLDING STRUCTURE OF GUANGZHOU HANFANG IMMEDIATELY BEFORE AND AFTER THE SUBSCRIPTION

The Subscription introduced the Subscribers as new shareholders to Guangzhou Hanfang. Following the completion of the Subscription, the Company's interests (including direct and indirect interests) in the registered capital of Guangzhou Hanfang reduced from approximately 97.44% to approximately 58.49%. Set out below is the shareholding structure of Guangzhou Hanfang immediately before and after the completion of the Subscription:

Shareholders	Immediately before the completion of the Subscription		Immediately after the completion of the Subscription	
	No. of Shares	Approximate %	No. of Shares	Approximate %
Original Shareholders				
The Company	45,000,000	90.00	45,000,000	54.03
廣州陳李濟藥廠 (Guangzhou Chen Li Ji Chinese Medicine Factory) (Note 1)	2,000,000	4.00	2,000,000	2.40
廣州中一藥業有限公司 (Guangzhou First Chinese Medicine Co., Ltd.) (Note 2)	1,000,000	2.00	1,000,000	1.20
廣州敬修堂(藥業)股份有限公司 (Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.) (Note 3)	850,000	1.70	850,000	1.02
廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute)(Note 4)	1,150,000	2.30	1,150,000	1.39
Subscribers				
GPHL	—	—	25,634,300	30.78
Huadong Chinese Medicine	—	—	5,000,000	6.00
Ms. Liu Ju Yan	—	—	600,000	0.72
Mr. Mo Shang Zhi	—	—	550,000	0.66
Mr. Cai Xing Chun	—	—	500,000	0.60
Mr. Zhao Xiang Yong	—	—	500,000	0.60
Mr. Ge Fa Huan	—	—	500,000	0.60
Total	50,000,000	100.00	83,284,300	100.00

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

CONNECTED TRANSACTION
SUBSCRIPTION OF NEW SHARES IN A SUBSIDIARY BY CONNECTED PERSONS

Notes:

1. 廣州陳李濟藥廠 (Guangzhou Chen Li Ji Chinese Medicine Factory) is a wholly owned subsidiary of the Company.
2. 廣州中一藥業有限公司 (Guangzhou First Chinese Medicine Co., Ltd.) *is a 97.02% owned subsidiary of the Company.*
3. 廣州敬修堂（藥業）股份有限公司 (Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.) is a 88.40% owned subsidiary of the Company.
4. 廣州市醫藥工業研究所 *(Guangzhou Pharmaceutical Industrial Research* Institute) is a state-owned enterprise in the PRC. Its senior management, *which is equivalent to the board of directors, consists of four members.* All of them were directly or indirectly nominated by GPHL. Therefore, 廣州市醫藥工業研究所 *(Guangzhou Pharmaceutical Industrial Research* Institute) is under the management control of GPHL and is therefore *regarded as an associate of GPHL and a connected person of the Company.*

INFORMATION ON THE GROUP AND GUANGZHOU HANFANG

The Group

The Group is principally engaged in (i) the manufacture and sale of Chinese patent medicine and (ii) the wholesale, retail, import and export of western and Chinese pharmaceutical products and various medical apparatus.

Guangzhou Hanfang

Guangzhou Hanfang is a subsidiary of the Company, and the main research and development arm of the Group. It is principally engaged in (i) the development of new Chinese medicine; and (ii) research and development in new production methods for Chinese medicine. The Group is principally a manufacturer, rather than researcher, of pharmaceutical products, and Guangzhou Hanfang is only a small subsidiary when compared to the overall size of the Group. As at 31 *December 2002 and 31 March 2003, it had audited net assets of* approximately RMB42.1 million and unaudited net assets of *approximately RMB40.5 million, both representing approximately* 1.7% of the Group's net assets as at such dates respectively. In addition, as a *research and development company, Guangzhou Hanfang does* not generate revenue and therefore does not contribute to the profit of *the Group. For the year ended 31 December 2002 and the three months* ended 31 March 2003, Guangzhou Hanfang had an audited net loss of *approximately RMB7.1 million and approximately RMB1.5 million,* respectively. During the same periods, the Group had an audited net *profit of approximately RMB94.6 million and an unaudited net profit* of approximately RMB52.4 million, respectively.

INFORMATION ON THE SUBSCRIBERS

GPHL

GPHL is the controlling shareholder of the Company holding 513,000,000 shares, representing approximately 63.26% of the issued share capital of the Company as at the date of the Subscription Agreement and the date of this announcement. It is a state-owned enterprise in the PRC. Since its establishment in 1983, it has principally been engaged in the development, manufacture and trading of western pharmaceutical products.

Huadong Chinese Medicine

Huadong Chinese Medicine is an Independent Third Party. Since its establishment in 1990, it has principally been engaged in the research, development and manufacture of production equipment for Chinese medicine. It was accredited by 安徽省科學技術委員會(The Science & Technology Committee of Anhui Province) in 1994 as an Advanced Technology Enterprise (高新技術企業) in the PRC. "Advanced Technology Enterprise" is a recognition for enterprises with valuable achievement in the development of technology. Advanced Technology Enterprises *normally enjoy tax benefits in the PRC.*

Management of Guangzhou Hanfang

The management of Guangzhou Hanfang consists of the Executive Directors, namely Ms. Liu Ju Yan, Mr. Mo Shang Zhi and Mr. Cai Xing Chun, and 2 senior management staff, namely Mr. Zhao Xiang *Yong and Mr. Ge Fa Huan. Mr. Zhao Xiang Yong and Mr. Ge Fa Huan* are Assistant General Managers and involved in the research and *development operations of Guangzhou Hanfang.*

REASONS FOR THE SUBSCRIPTION

The Directors consider the existing research and development in Chinese *medicine and their production methods conducted by Guangzhou Hanfang* are of strategic importance to the Group since it will help the Group to *maintain its long term competitiveness in the market where new technology* and new products are emerging every day.

Guangzhou Hanfang intends to set up a research and development center *for conducting research in "modernized methods for extracting the* useful ingredients of Chinese medicine" (中藥提取分離過程現代化) *(the "Project"). At present, the production of Chinese medicine is* largely based on traditional methods, such as boiling and grinding of herbs. The drawback of the traditional methods is that it produces medicine with redundant ingredients which are naturally present in the herbs. The quality of the medicine also tends to be inconsistent, since the traditional methods cannot control the proportion of useful and redundant ingredients. The aim of the Project is to develop new production methods which can extract the useful ingredients from the herbs without the redundant ingredients such that the medicine produced will have higher and more consistent quality.

Pursuant to the Subscription Agreement, GPHL and Huadong Chinese Médicine will become new shareholders of Guangzhou Hanfang. The *Directors consider that the experience and expertise of GPHL and* Huadong Chinese Medicine in the medical and pharmaceutical industry *will be conducive to the Project. The Directors also consider the* subscription of the Subscription Shares by the management of *Guangzhou Hanfang will provide an incentive to the management and* will be beneficial to the long term development of the Group.

In addition, the Tangible Assets will provide the facilities for Guangzhou Hanfang to implement the Project and to produce the medicine developed by it.

GENERAL

Guangzhou Hanfang is a relatively small subsidiary of the Group, the net assets of which represented only approximately 1.7% of the net assets of the Group as at 31 December 2002. However, since GPHL and the Executive Directors were connected persons of the Company, the Subscription Agreement constituted a connected transaction of the Company as defined in the respective listing rules of The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

Under the Listing Rules, the Subscription Agreement should be conditional on the approval by the Independent Shareholders in general meeting. Due to an inadvertent oversight in reporting procedures by Guangzhou Hanfang, the Subscription Agreement was not made conditional on the approval by the Independent Shareholders before it was signed. Therefore, the Subscription constituted a breach of rule 14.26 of the Listing Rules. The Stock Exchange of Hong Kong Limited reserves the right to take action against the Company and/or the Directors in respect of this breach of the Listing Rules. In order to prevent recurrence of similar mistakes in the future, the Board intends to take the following remedial actions: (i) circulating a memorandum to the management of the subsidiaries of the Company to remind them of the obligations of the Listing Rules and to advise them to contact the Company Secretary Office in case of doubts; (ii) tightening the reporting procedure within the Group so that similar transactions will receive the attention of the Board; and (iii) providing training to the management of subsidiaries to enhance their awareness of the Listing Rules. The company secretary of the Company will be primarily responsible for overseeing the implementation of the above measures.

Given that the Subscription was completed on 17 April 2003, the Company does not propose to convene a shareholders' meeting to seek approval of the Subscription. Instead, the Company will form an independent board committee comprising the independent non-executive Directors to advise the Independent Shareholders on the terms of the Subscription Agreement and will appoint an independent financial adviser to advise the independent board committee. A circular containing, among other things, details of the Subscription Agreement, a letter containing the advice of the independent board committee to the Independent Shareholders and a letter of advice from an independent financial adviser to the independent board committee will be despatched to the shareholders of the Company on or before 1 September 2003.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of Directors
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on The Stock Exchange of Hong Kong Limited and the *Shanghai Stock Exchange*
"Directors"	the directors of the Company
"Executive Directors"	the executor directors of Guangzhou *Hanfang, namely Ms. Liu Ju Yan, Mr. Mo* Shang Zhi and Mr. Cai Xing Chun
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou *Pharmaceutical Holdings Limited*), a company incorporated in the PRC. It is *interested in approximately 63.26% of the* issued share capital of the Company and is the controlling shareholder of the Company
"Guangzhou Hanfang"	廣州漢方現代中藥研究開發有限公司 (Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited), a company incorporated in the PRC and a 97.44% owned subsidiary of the Company before the completion of the Subscription and a 58.49% owned subsidiary of the Company after the completion of the Subscription
"Huadong Chinese Medicine"	華東中藥工程集團有限公司 (Huadong Chinese Medicine Engineering Group *Limited), a company incorporated in the* PRC and an Independent Third Party
"Independent Shareholders"	shareholders of the Company other than GPHL
"Independent Third Party"	a person or entity who/which is not a connected person of the Company as defined in the Listing Rules
"Listing Rules"	Rules Governing the Listing of Securities on *The Stock Exchange of Hong Kong Limited*
"Original Shareholders"	*the shareholders of Guangzhou Hanfang* prior to the completion of the Subscription *Agreement, namely the Company,* 廣州陳李濟藥廠 (Guangzhou Chen Li Ji Chinese *Medicine Factory),* 廣州中一藥業有限公司 (Guangzhou First Chinese Medicine Co., *Ltd.),* 廣州敬修堂（藥業）股份有限公司 (Guangzhou Jing Xiu Tang Pharmaceutical *Co., Ltd.), and* 廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute)
"PRC"	the People's Republic of China
"RMB"	Renminbi, *the official currency of the PRC*
"Share(s)"	a unit (units) of RMB1 in the registered capital of Guangzhou Hanfang
"Subscribers"	GPHL, Huadong Chinese Medicine, the Executive Directors, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan
"Subscription"	the subscription of the Subscription Shares by the Subscribers pursuant to the Subscription Agreement
"Subscription Agreement"	the unconditional subscription agreement dated 28 February 2003 entered into among the Original Shareholders and the Subscribers
"Subscription Shares"	33,284,300 new Shares subscribed by the Subscribers pursuant to the Subscription Agreement
"Tangible Assets"	the tangible assets injected into the Guangzhou Hanfang as the consideration for the Subscription Shares subscribed by GPHL
"%"	per cent.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 11 August 2003

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

關聯交易
關聯人士認購附屬公司之新股份

> 於二零零三年二月二十八日，原股東與認購人訂立認購協議，據此，認購人同意按每股人民幣1元認購33,284,300股廣州漢方新股份。
>
> 廣州漢方之註冊資本經認購後，由50,000,000股股份增加至83,284,300股股份。認購股份佔廣州漢方緊接認購前註冊資本約67%及經認購擴大註冊資本約40%。
>
> 每股認購股份之代價人民幣1元，較按廣州漢方於二零零二年十二月三十一日經審核資產淨值計算之每股股份資產淨值約人民幣0.841元溢價約18.9%。認購股份之總代價為人民幣33,284,300元，其中約77%以有形資產支付，而其餘約23%則以現金支付。
>
> 由於廣藥集團及廣州漢方執行董事為本公司之關聯人士，按香港聯合交易所有限公司及上海證券交易所各自之上市規則之定義，認購協議構成本公司之關聯交易。
>
> 根據上市規則，認購協議須經獨立股東在股東大會上批准。由於廣州漢方無心之下疏忽申報程序，認購協議並無以於簽署前獲獨立股東批准為條件。因此，認購違反上市規則第14.26條。香港聯合交易所有限公司保留權利就此次違反上市規則對本公司及/或董事採取行動。
>
> 由於認購已於二零零三年四月十七日完成，本公司無意召開股東大會以徵求批准認購。惟本公司將成立由獨立非執行董事組成之獨立董事委員會，就認購協議之條款向獨立股東提供意見，另外亦將委任獨立財務顧問，向獨立董事委員會提供意見。本公司將於二零零三年九月一日或之前向股東發出通函，該通函載有(其中包括)認購協議詳情、獨立董事委員會致獨立股東之意見之函件及獨立財務顧問致獨立董事委員會之意見函件。

認購協議

日期

二零零三年二月二十八日

認購

根據認購協議，認購人同意認購認購股份，即33,284,300股廣州漢方之新股份。廣州漢方為本公司於認購協議日期持有97.44%權益之附屬公司。

認購人

廣藥集團 *(註1)*
華東中藥 *(註2)*
劉菊妍女士 *(註3)*
莫尚志先生 *(註3)*
蔡杏春先生 *(註3)*
趙向勇先生 *(註3,4)*
葛發歡先生 *(註3,4)*

註：

1. 廣藥集團持有本公司約63.26%已發行股本之權益，為本公司之控股股東。
2. 華東中藥為獨立第三方。
3. 廣州漢方之董事會成員包括三名執行董事(劉菊妍女士、莫尚志先生及蔡杏春先生)及四名非執行董事。除執行董事外，兩名高級管理人員趙向勇先生及葛發歡先生亦積極參與廣州漢方之管理。因此，廣州漢方全體管理層均已認購股份。
4. 趙向勇先生及葛發歡先生與本公司董事、行政總裁或主要股東或彼等之聯繫人士概無關連，亦無持有本公司股份。

由於廣藥集團及執行董事為本公司之關聯人士，按香港聯合交易所有限公司及上海證券交易所各自之上市規則之定義，認購構成關聯交易。

代價

認購股份之代價為每股認購股份人民幣1元。各認購人就認購股份支付之總代價及所獲發認購股份數目如下：

認購人	已付總代價 (人民幣)	所獲發認購股份數目
廣藥集團	25,634,000	25,634,300
華東中藥	5,000,000	5,000,000
劉菊妍女士	600,000	600,000
莫尚志先生	550,000	550,000
蔡杏春先生	500,000	500,000
葛發歡先生	500,000	500,000
	33,284,300	33,284,300

註：

1. 廣州陳李濟藥廠為本公司全資附屬公司。
2. 廣州中一藥業有限公司為本公司持有97.02%權益之附屬公司。
3. 廣州敬修堂(藥業)股份有限公司為本公司持有88.40%權益之附屬公司。
[illegible]

有關本集團及廣州漢方之資料

本集團

本集團主要從事(i)生產及銷售中成藥及(ii)批發、零售及進出口中西藥品及醫療器械。

廣州漢方

廣州漢方為本公司之附屬公司，並為本集團之主要研發分部，主要從事(i)開發新中藥；及(ii)研究及開發新中藥生產方法。本集團主要為藥品製造商而非藥品開發商，而廣州漢方與本集團之整體規模相比，只是一間小型附屬公司。於二零零二年十二月三十一日及二零零三年三月三十一日，廣州漢方之經審核資產淨值及未經審核資產淨值分別為約人民幣42,100,000元及約人民幣40,500,000元，分別佔本集團於有關日期之資產淨值約1.7%。此外，廣州漢方乃一間研究及開發公司，不會產生收益及因此不會對本集團之溢利提供貢獻。截至二零零二年十二月三十一日止年度及截至二零零三年三月三十一日止三個月，廣州漢方之經審核虧損淨額分別為約人民幣7,100,000元及約人民幣1,500,000元。本集團同期之經審核純利及未經審核純利分別為約人民幣94,600,000元及約人民幣52,400,000元。

認購人之資料

廣藥集團

廣藥集團為本公司之控股股東，持有513,000,000股股份，佔本公司於認購協議日期及本公告日期已發行股本約63.26%。廣藥集團為中國國有企業，自一九八三年成立後，一直從事西藥產品之開發、生產及貿易為主。

華東中藥

華東中藥為獨立第三方，自一九九零年成立後，一直從事中藥生產設備之研究、開發及生產為主。該公司於一九九四年獲安徽省科學技術委員會評為國內之高新技術企業。高新技術企業之資格標誌在技術開發方面已取得可觀之成就，並一般可享有中國稅務優惠。

廣州漢方之管理層

廣州漢方之管理層包括執行董事(劉菊妍女士、莫尚志先生及蔡杏春先生)及2名高級管理人員(趙向勇先生及葛發歡先生)。趙向勇先生及葛發歡先生為副總經理，並參與廣州漢方之研究及開發工作。

進行認購之理由

董事認為，廣州漢方現時進行之中藥研究及開發以及採用之中藥生產方法，將有助本集團在技術和產品推陳出新之市場上保持長遠競爭力，因此對本集團具策略重要性。

廣州漢方計劃成立研發中心，研究中藥提取分離過程現代化(「項目」)。目前，生產中藥多採用傳統方法，例如煮沸和研磨草藥，但傳統方法會生產出草藥中原已存在之多餘成份，而且不能控制有用與多餘成份之比例，因此藥品質量有所參差。項目之目的為開發新生產方法，從草藥中提煉出有用成份及去除多餘成份，令所生產藥品質量更高和更穩定。

根據認購協議，廣藥集團及華東中藥將成為廣州漢方之新股東。董事認為，廣藥集團及華東中藥在醫藥及藥品業之經驗及專長將有助推動項目。董事亦認為廣州漢方之管理層認購認購股份將鼓勵管理層士氣，並對本集團之長遠發展有利。

此外，有形資產將供廣州漢方推行項目及生產自行開發之藥品。

一般資料

廣藥集團應付代價以有形資產支付，包括一家位於中國廣東省從化市良口鎮塘下村「避仔嶺」一幅面積約61,700平方米土地(「該土地」)之土地使用權、六幢樓宇(統稱為「該等樓宇」)、廠房、機器及其他設備。該等樓宇位於該土地，總面積約5,800平方米。根據廣州羊城會計師事務所有限公司出具之(2003)羊評字第191號資產評估報告書，有形資產於二零零二年十二月三十一日之估值合共為人民幣25,634,300元。有形資產之詳情(包括其各自之估值及估值報告所載之賬面值)載列如下：

資產類別	賬面值 (人民幣)	估值 (人民幣)
1. 土地使用權	7,188,700	11,126,000
2. 該等樓宇、機器、設備及其他	18,336,100	14,508,300
合計	25,524,800	25,634,300

除了擔任本公司核數師外，廣州羊城會計師事務所有限公司與本公司、其董事、行政總裁、主要股東或彼等之聯繫人士概無關係。

與土地及該等樓宇有關之土地使用權證及房地產權證分別授予土地及該等樓宇之前任擁有人廣州市電力總公司。土地使用權證有效期至二零四三年止。根據日期為二零零二年五月十日之廣州市財政局文件(2002)583號，有形資產(包括土地及該等樓宇)已無償判撥予廣藥集團。然而，於本公告刊發日期，土地使用權證及房地產權證仍然登記於廣州市電力總公司名下。二零零三年四月中，認購完成後，廣州市電力總公司及廣藥集團均已向從化市國土資源和房屋管理局提出申請，將土地使用權證及房地產權證轉至廣州漢方名下。廣州漢方預期，將於本公告刊發日期起兩個月內獲得土地使用權證及房地產權證。

其餘認購人，即華東中藥、劉菊妍女士、莫尚志先生及蔡杏春先生、趙向勇先生及葛發歡先生應付之代價，已於二零零三年四月十五日前以現金全數支付。

釐定代價之基準

認購股份佔廣州漢方於認購協議日期之註冊資本約67%，及廣州漢方經認購擴大之註冊資本約40%。

每股認購股份之代價人民幣1元，較按廣州漢方於二零零二年十二月三十一日經審核資產淨值計算之每股股份資產淨值約人民幣0.841元溢價約18.9%。

代價乃原股東與認購人經公平磋商達成。由於廣州漢方為一間虧損公司，加上每股認購股份之代價高於廣州漢方於二零零二年十二月三十一日之每股股份資產淨值，董事認為認購協議之條款屬公平合理，並符合本公司股東整體利益。

認購股份之權利

認購股份與廣州漢方當時在認購協議完成前已存在股份相同之權利，包括在二零零三年四月十七日(即下文所載之認購之完成日期)後獲得分派之權利。

轉讓認購股份之限制

本公司及華東中藥於認購協議完成後分別持有廣州漢方註冊資本約54.03%及約6.00%之權益。未經廣州漢方全體股東同意，本公司及廣藥集團皆不得於認購協議日期(即二零零三年二月二十八日)起計三年內出售、贈予或抵押所擁有之股份。其餘認購人轉讓其股份則不受以上限制。

完成

認購於二零零三年四月十七日完成，即廣州市工商行政管理局發給廣州漢方的新企業法人營業執照，以反映其新註冊資本及其股權架構。

緊接認購前及緊隨認購後廣州漢方之股權架構

認購引入認購人成為廣州漢方新股東。認購完成後，本公司於廣州漢方註冊資本之權益(包括直接及間接權益)，由大約97.44%降至大約58.49%。緊接認購完成前及緊隨認購完成後廣州漢方之股權架構如下：

股東	緊接認購完成前 股數	緊接認購完成前 概約%	緊隨認購完成後 股數	緊隨認購完成後 概約%
原股東				
本公司	45,000,000	90.00	45,000,000	54.03
廣州陳李濟藥廠(註1)	2,000,000	4.00	2,000,000	2.40
廣州中一藥業有限公司(註2)	1,000,000	2.00	1,000,000	1.20
廣州敬修堂(藥業)股份有限公司(註3)	850,000	1.70	850,000	1.02
廣州市醫藥工業研究所(註4)	1,150,000	2.30	1,150,000	1.39
認購人				
廣藥集團	—	—	25,634,300	30.78
華東中藥	—	—	5,000,000	6.00
劉菊妍女士	—	—	600,000	0.72
莫尚志先生	—	—	550,000	0.66
蔡杏春先生	—	—	500,000	0.60
趙向勇先生	—	—	500,000	0.60
葛發歡先生	—	—	500,000	0.60
合計	50,000,000	100.00	83,284,300	100.00

廣州漢方乃本集團一家規模相對較小之附屬公司，[illegible]於二零零二年十二月三十一日資產淨值約1.7%。然而，由於廣藥集團及執行董事為本公司之關聯人士，按香港聯合交易所有限公司及上海證券交易所各自之上市規則之定義，認購協議構成本公司之關聯交易。

根據上市規則，認購協議須獲獨立股東在股東大會上批准。由於廣州漢方無心之下疏忽申報程序，認購協議並無以於簽署前獲獨立股東批准為條件。因此，認購違反上市規則第14.26條。香港聯合交易所有限公司保留權利就此次違反上市規則對本公司及/或董事採取行動。為免類似錯誤日後會再出現，董事會擬採取下列補救行動：(i)向本公司之附屬公司之管理層傳閱一份備忘錄，提醒彼等上市規則之責任，並建議彼等如有任何疑問，應與公司秘書處聯絡；(ii)收緊本集團內之申報程序，以便類似交易可獲得董事會注意；及(iii)為附屬公司之管理層提供培訓，以便提升彼等對上市規則之責任有所警覺。本公司之公司秘書將主要負責監察以上措施之實施情況。

由於認購已於二零零三年四月十七日完成，本公司無意召開股東大會以徵求批准認購。惟本公司將成立由獨立非執行董事組成之獨立董事委員會，就認購協議之條款向獨立股東提供意見，另外亦將委任獨立財務顧問，向獨立董事委員會提供意見。本公司將於二零零三年九月一日或之前向股東發出通函，該通函載有(其中包括)認購協議詳情、載有獨立董事委員會致獨立股東之意見之函件及獨立財務顧問致獨立董事委員會之意見函件。

釋義

於本公告中，除文義另有所指外，以下詞語具下列涵義：

「董事會」	指	董事會
「本公司」	指	廣州藥業股份有限公司，於中國註冊成立之公司，其證券於香港聯合交易所有限公司及上海證券交易所上市
「董事」	指	本公司之董事
「執行董事」	指	廣州漢方之執行董事，包括劉菊妍女士、莫尚志先生及蔡杏春先生
「本集團」	指	本公司及其附屬公司
「廣藥集團」	指	廣州醫藥集團有限公司，於中國註冊成立之公司，持有本公司約63.26%已發行股本權益，為本公司之控股股東
「廣州漢方」	指	廣州漢方現代中藥研究開發有限公司，於中國註冊成立之公司，於認購完成前，為本公司持有97.44%權益之附屬公司；而於認購完成後，則為本公司持有58.49%權益之附屬公司
「華東中藥」	指	華東中藥工程集團有限公司，於中國註冊成立之公司，為獨立第三方
「獨立股東」	指	廣藥集團以外之本公司股東
「獨立第三方」	指	按上市規則定義，並非本公司關聯人士之人士或實體
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「原股東」	指	廣州漢方於認購協議完成前之股東，即廣州陳李濟藥廠、廣州中一藥業有限公司、廣州敬修堂(藥業)股份有限公司及廣州市醫藥工業研究所
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國官方貨幣
「股份」	指	廣州漢方註冊資本中面值人民幣1元之單位
「認購人」	指	廣藥集團、華東中藥、執行董事、趙向勇先生及葛發歡先生
「認購」	指	認購人根據認購協議認購認購股份
「認購協議」	指	原股東與認購人於二零零三年二月二十八日訂立之無條件認購協議
「認購股份」	指	認購人根據認購協議認購之33,284,300股新股份
「有形資產」	指	注入廣州漢方之有形資產，作為廣藥集團認購認購股份之代價
「%」	指	百分率

承董事會命
公司秘書
何舒華

中國廣州
二零零三年八月十一日

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。




廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
（於中華人民共和國成立之股份有限公司）

二零零三年第三季度報告

1、重要提示

1.1 廣州藥業股份有限公司（「廣州藥業」或「本公司」）董事會及其全體董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

1.2 本公司第三季度財務會計報告按中國會計準則及制度編製，未經審計。

1.3 本公司董事長蔡志祥先生、總經理周躍進先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證本季度報告中財務會計報告的真實性及完整性。

1.4 此在香港刊登的二零零三年第三季度報告乃根據《上市協議》的第2(2)段而作出。

2、公司基本情況

2.1 公司基本信息

股票簡稱	廣州藥業		
股票代碼	600332（A股）	0874（H股）	
	董事會秘書		證券事務代表
姓名	何舒華		暫無
聯繫地址	中國廣東省廣州市沙面北街45號		暫無
電話	(8620) 8121 8117		暫無
傳真	(8620) 8121 6408		暫無
電子郵箱	hesh@gpc.com.cn		暫無
公司國際互聯網網址	http://www.gpc.com.cn		

2.2 財務資料

2.2.1 主要會計數據及財務指標

單位：人民幣元

項目	本報告期末	上年度期末	本報告期末比上年度期末增減%
總資產	4,638,108,951.97	4,173,194,491.19	11.14
股東權益（不含少數股東權益）	2,421,555,291.89	2,286,928,678.67	5.89
每股淨資產	2.99	2.82	6.03
調整後的每股淨資產	2.91	2.74	6.20

項目	2003年7-9月	2003年1-9月	報告期比上年同期增減%
經營活動產生的現金流量淨額	77,144,535.39	94,984,568.05	—
每股收益	0.047	0.162	-7.84
淨資產收益率(%)	1.54	5.41	-15.65
扣除非經常性損益後的淨資產收益率(%)	1.51	5.61	-19.68

非經營性損益項目	金額（元）
國債收益	178,518.10
營業外淨支出	7,709,612.60
補貼收入	276,208.28
所得稅影響	2,453,023.43
合計	4,801,862.79

2.2.2 利潤表

合併利潤表

編製單位：廣州藥業股份有限公司　　貨幣單位：人民幣元

項目	2003年7-9月 母公司	2003年7-9月 合併數	2002年7-9月 母公司	2002年7-9月 合併數
一、主營業務收入	0.00	1,779,288,921.04	0.00	1,585,599,790.77
減：主營業務成本	0.00	1,445,669,753.17	0.00	1,268,136,382.77
主營業務稅金及附加	0.00	5,821,856.97	0.00	6,138,593.79
二、主營業務利潤				
（虧損以「-」號填列）	0.00	327,797,310.90	0.00	311,324,814.21
加：其他業務利潤	-174,015.76	10,110,056.72	0.00	8,679,099.58
減：營業費用	0.00	121,614,919.12	0.00	113,974,971.81
管理費用	5,496,059.17	147,506,415.70	6,103,304.64	133,149,107.93
財務費用	-369,479.20	7,111,419.04	-1,090,141.17	4,525,024.72
三、營業利潤				
（虧損以「-」號填列）	-5,300,595.73	61,674,613.76	-5,013,163.47	68,354,809.33
加：投資收益	39,377,507.34	997,840.63	45,449,247.15	-21,453,837.28
補貼收入	0.00	95,281.00	0.00	68,319.00
營業外收入	0.00	1,279,083.40	215,520.00	1,092,528.81
減：營業外支出	43,713.74	140,868.33	0.00	2,329,459.45
四、利潤總額				
（虧損以「-」號填列）	34,033,197.87	63,905,950.46	40,651,603.68	45,732,360.41
減：所得稅	0.00	25,215,417.77	-282,956.00	347,668.13
減：少數股東損益	0.00	1,295,658.84	0.00	2,843,346.87
五、淨利潤				
（虧損以「-」號填列）	34,033,197.87	37,394,873.85	40,934,559.68	42,541,345.41

項目	2003年1-9月 母公司	2003年1-9月 合併數	2002年1-9月 母公司	2002年1-9月 合併數
一、主營業務收入	0.00	5,356,721,400.00	0.00	4,586,482,694.14
減：主營業務成本	0.00	4,306,463,900.57	0.00	3,585,058,400.72
主營業務稅金及附加	0.00	18,442,625.37	0.00	19,721,859.96
二、主營業務利潤				
(虧損以「-」號填列)	0.00	1,031,814,874.06	0.00	981,702,433.46
加：其他業務利潤	-275,111.68	29,557,967.06	0.00	26,093,873.46
減：營業費用	0.00	371,507,945.33	0.00	338,614,669.76
管理費用	14,992,540.66	439,743,709.04	16,507,135.07	391,374,919.29
財務費用	-2,406,757.67	16,857,373.61	-4,307,773.18	12,059,823.86
三、營業利潤				
(虧損以「-」號填列)	-12,860,894.67	233,263,813.14	-12,199,361.89	265,746,894.01
加：投資收益	145,047,515.48	874,466.92	154,516,103.69	-21,992,558.72
補貼收入	0.00	276,208.28	0.00	137,637.00
營業外收入	0.00	1,943,727.93	215,520.00	2,143,295.90
減：營業外支出	54,846.36	9,653,340.53	0.00	15,557,771.59
四、利潤總額				
(虧損以「-」號填列)	132,131,774.45	226,704,875.74	142,532,261.80	230,477,496.60
減：所得稅	0.00	85,972,498.41	581,635.02	69,491,800.77
減：少數股東損益	0.00	9,724,116.29	0.00	11,470,958.47
五、淨利潤				
(虧損以「-」號填列)	132,131,774.45	131,008,261.04	141,950,626.78	149,514,737.36

2.3 報告期末股東總人數

截止二零零三年九月三十日，持有本公司股票的股東戶數為54,253戶，其中，發起人國家股股東1戶，境內上市人民幣普通股(A股)股東54,204戶，境外上市外資股(H股)股東48戶。

3、 管理層討論與分析

3.1 報告期內經營活動總體狀況的簡要分析

廣州藥業及附屬企業(合稱「本集團」)主要從事(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

按中國會計準則及制度編製的合併報表計算，一至九月期間，本集團營業額為人民幣5,356,721千元，同比增長16.79%；除稅前盈利為人民幣226,705千元，同比減少1.64%；淨利潤為人民幣131,008千元，同比減少12.38%。

非典型肺炎(「非典」)的爆發以及非典過後，對國內的醫藥市場產生一定的影響。本集團製造業務(「製造業務」)一是做好適銷品種的營銷策劃工作；二是做好消渴丸、華佗再造丸等重點產品的市場營銷策劃工作，努力克服「後非典」因素對本集團主要處方用藥的不良影響；三是繼續推進化痔栓、虛汗停、蜜煉川貝枇杷膏和烏雞白鳳丸等重點培育品種；四是推進A股募集資金項目的建設，加快企業技術改造和GMP實施步伐。上述措施使本集團的經營業績保持穩定。

製造業務於一至九月的營業額為人民幣1,416,038千元，同比增長5.00%；除稅前盈利為人民幣169,462千元，同比減少5.31%。

一至九月期間，王老吉涼茶系列產品、蜜煉川貝枇杷膏、蛇膽川貝液、虛汗停、補脾益腸丸130G、壯腰健腎丸等重點產品的銷售保持良好的增長勢頭，上述品種的銷售額分別比去年同期增長30.54%、83.45%、54.70%、37.91%、43.68%、19.80%。受「非典」疫情等因素的影響，本公司的糖尿病藥產品銷售額比去年同期下降17.62%。

根據國內醫藥市場的變化，本集團對貿易業務(「貿易業務」)採取以下措施：一是及時調整營銷策略和實施市場拓展計劃；二是發揮網絡資源，抓住經銷代理品種，積極擴大市場份額；三是加強對醫療單位服務，提高服務水平，促進醫院銷售的增長；四是加強零售網點的調整，抓住重點，突出品牌，創新業務。一至九月期間，新增銷售客戶588家，新增代銷品種26個，新增總經銷品種6個，對銷售額的增長起到重要作用。

貿易業務於一至九月期間的營業額為人民幣3,940,683千元，同比增長21.71%；除稅前盈利為57,243千元，同比增長11.12%。

本報告期內，本集團生產經營環境、宏觀政策及法規無發生重大變化。

3.1.1 佔主營收入或主營業務利潤總額10%以上的主營行業或產品情況

☑ 適用 ☐ 不適用

截至二零零三年九月三十日止九個月

單位：人民幣元

分行業	主營業務收入	主營業務成本	毛利率(%)
中成藥製造	1,416,038,037.91	662,481,199.03	53.22
貿易	3,940,683,362.09	3,643,982,701.54	7.53
其中：關聯交易	71,263,462.32	59,124,495.11	17.03

單位：人民幣元

分產品	主營業務收入	主營業務成本	毛利率(%)
清熱解毒藥	388,188,092.42	195,678,790.64	49.59
糖尿病藥	225,888,689.19	76,977,766.25	65.92
止咳化痰利肺藥	181,226,165.84	93,151,889.08	48.60
疏風活血藥	144,837,683.69	61,473,735.53	57.56
胃腸用藥	77,183,114.47	41,024,411.67	46.85
其中：關聯交易	18,373,019.57	9,417,849.34	48.74

3.1.2 公司經營的季節性或周期性特徵

☑ 適用 ☐ 不適用

本公司部分產品有一定的季節性，如夏桑菊，廣東涼茶顆粒的銷售在二、三季度銷量較大，而止咳化痰利肺藥的銷售在秋冬季銷量較大。

3.1.3 報告期利潤構成情況

☑ 適用 ☐ 不適用

單位：人民幣元

項目	2003年7-9月 金額	2003年7-9月 佔利潤總額(%)	2003年1-6月 金額	2003年1-6月 佔利潤總額(%)	增減(+/-) 幅度%
主營業務利潤	327,797,310.90	512.94	704,017,563.16	432.45	18.61
其他業務利潤	10,110,056.72	15.82	19,447,910.34	11.95	32.38
期間費用	276,232,753.86	432.25	551,876,274.12	338.99	27.51
投資收益	997,840.63	1.56	-123,373.71	-0.08	2,050.00
補貼收入	95,281.00	0.15	180,927.28	0.11	36.36
營業外收支淨額	1,138,215.07	1.78	-8,847,827.67	-5.43	132.78

註： 本報告期主營業務利潤、其他業務利潤和期間費用佔利潤總額的比例較前一報告期增加的主要原因：均為本報告期的利潤總額與前報告期的利潤總額比，下降的幅度大於它們與前報告數比下降的幅度；而本報告期投資收益、補貼收入、營業外收支淨額佔利潤總額的比例較前報告期增加的原因，均為收入增加和營業外支出大幅減少。

3.1.4 主營業務及其結構與前一報告期相比發生重大變化的情況及原因說明

☐ 適用 ☑ 不適用

3.1.5 主營業務盈利能力(毛利率)與前一報告期相比發生重大變化的情況及其原因說明

☐ 適用 ☑ 不適用

3.2 重大事項及其影響和解決方案的分析說明

☐ 適用 ☑ 不適用

3.3 會計政策、會計估計、合併範圍變化以及重大會計差錯的情況及原因說明

☑ 適用 ☐ 不適用

本集團於本年九月初將全資子公司廣州永信貿易有限公司90%的股份出售。報告期末的合併資產負債表未將該公司資產負債表合併，但合併利潤表和合併現金流量表將該公司1-8月的利潤表和現金流量表合併入內。

3.4 經審計且被出具「非標意見」情況下董事會和監事會出具的相關說明

☐ 適用 ☑ 不適用



3.5 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅度變動的警示及原因說明

☐ 適用 ☑ 不適用

3.6 公司對已披露的年度經營計劃或預算的滾動調整情況

☐ 適用 ☑ 不適用

註： 本公司的資產負債表、利潤表、現金流量表的全文已刊載於上海證券交易所網站：http：//www.sse.com.cn

廣州藥業股份有限公司董事會
蔡志祥
董事長

二零零三年十月二十八日

本季度報告以中、英文發出，以中文為準。

第二屆第二十六次董事會會議決議

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

廣州藥業股份有限公司(以下簡稱「本公司」)第二屆第二十六次董事會(「董事會」)會議於二零零三年十月二十八日在本公司註冊地址廣州沙面北街四十五號二樓會議室召開，會議應到董事九人，實到董事九人，其中：獨立非執行董事朱幼麟先生和吳張先生分別以電話會議形式出席。董事長蔡志祥先生主持了會議，本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過會議充分討論，到會董事一致表決同意，並通過如下事項：

一、 審議通過本公司二零零三年第三季度業績報告；

二、 審議通過關於本公司購買董事與高級管理人員責任保險的議案，並提請本公司股東大會批准(具體方案及股東大會召開日期另行公告)；

三、 審議通過本公司《董事會審核委員會實施細則》(詳見上海證券交易所網站http://www.sse.com.cn)；

四、 審議通過本公司《董事會薪酬與考核委員會實施細則》(詳見上海證券交易所網站http://www.sse.com.cn)；

五、 審議通過本公司《董事會投資管理委員會實施細則》(詳見上海證券交易所網站http://www.sse.com.cn)。

特此公告。

廣州藥業股份有限公司
董事會

二零零三年十月二十八日

第二屆第十五次監事會會議決議

廣州藥業股份有限公司(以下簡稱本公司)第二屆第十五次監事會(「監事會」)會議於二零零三年十月二十八日在本公司註冊地址二樓會議室召開。監事會主席陳燦英先生主持了會議，會議全體監事出席了會議，符合《公司法》及本公司《章程》之規定。會議審議並一致表決，通過了如下事項：

1、 審議通過本公司二零零三年第三季度業績報告；

2、 審議通過關於本公司購買董事與高級管理人員責任保險的議案，並提請本公司股東大會批准(具體方案及股東大會召開日期另行公告)。

特此公告

廣州藥業股份有限公司
監事會

二零零三年十月二十八日

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

2003 THIRD QUARTERLY REPORT

1. IMPORTANT NOTICE

1.1 The Board of Directors of Guangzhou Pharmaceutical Company Limited ("Guangzhou Pharmaceutical" or the "Company") and each director collectively and individually accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report and believe that there are no material omissions from, or misrepresentations or misleading statements contained in this report.

1.2 The Company's financial reports for the third quarter of 2003 were prepared in accordance with the PRC accounting standards and systems and were unaudited.

1.3 Mr. Cai Zhi Xiang, Chairman of the Board, Mr. Zhou Yue Jin, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Bing Hua, Senior Finance Manager confirm the truthfulness and completeness of the financial reports contained in this quarterly report.

1.4 This 2003 third quarterly report is published in Hong Kong pursuant to Paragraph 2(2) of the Listing Agreement.

2. COMPANY PROFILE

2.1 Corporate Information

Stock Abbreviation	GZ Phar.	
Stock Code	600332 (A Shares)	0874 (H Shares)
	Company Secretary	**Securities Officer**
Name	He Shu Hua	N/A
Address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	N/A
Telephone	(8620) 8121 8117	N/A
Facsimile	(8620) 8121 6408	N/A
E-mail	hesh@gpc.com.cn	N/A
Website	http://www.gpc.com.cn	

2.2 Financial Information

2.2.1 Principal financial data and indicators

Items	As at 30 September 2003 (RMB)	As at 31 December 2002 (RMB)	Change as compared with the year ended 31 December 2002 (%)
Total assets	4,638,108,951.97	4,173,194,491.19	11.14
Shareholders' funds (excluding minority interests)	2,421,555,291.89	2,286,928,678.67	5.89
Net assets per share	2.99	2.82	6.03
Adjusted net assets per share	2.91	2.74	6.20

Items	1 July 2003 ~ 30 September 2003 (RMB)	1 January 2003 ~ 30 September 2003 (RMB)	Change as compared with the same period of 2002 (%)
Net cash flows from operating activities	77,144,535.39	94,984,568.05	—
Earnings per share	0.047	0.162	-7.84
Return on net assets (%)	1.54	5.41	-15.65
Return on net assets after deducting exceptional items (%)	1.51	5.61	-19.68

Exceptional items	**Amount *(RMB)***
Income from government bonds	178,518.10
Net non-operating expenses	7,709,612.60
Subsidy income	276,208.28
Income tax adjustment	2,453,023.43
Total	4,801,862.79

2.2.2 Income statement

Items	1 July 2003 ~ 30 September 2003		1 July 2002 ~ 30 September 2002	
	The Company (RMB)	The Group (RMB)	The Company (RMB)	The Group (RMB)
Sales	0.00	1,779,288,921.04	0.00	1,585,599,790.77
Less: Costs of sales	0.00	1,445,669,753.17	0.00	1,268,136,382.77
Taxes and levies	0.00	5,821,856.97	0.00	6,138,593.79
Profit from principal operations				
(Loss was inserted with "-' sign)	0.00	327,797,310.90	0.00	311,324,814.21
Add: Profit from other operations	-174,015.76	10,110,056.72	0.00	8,679,099.58
Less: Operating expenses	0.00	121,614,919.12	0.00	113,974,971.81
General and administrative expenses	5,496,059.17	147,506,415.70	6,103,304.64	133,149,107.93
Finance costs	-369,479.20	7,111,419.04	-1,090,141.17	4,525,024.72
Operating profit				
(Loss was inserted with "-" sign)	-5,300,595.73	61,674,613.76	-5,013,163.47	68,354,809.33
Add: Investment income	39,377,507.34	997,840.63	45,449,247.15	-21,453,837.28
Subsidy income	0.00	95,281.00	0.00	68,319.00
Non-operating income	0.00	1,279,083.40	215,520.00	1,092,528.81
Less: Non-operating expenses	43,713.74	140,868.33	0.00	2,329,459.45
Total profit				
(Loss was inserted with "-" sign)	34,033,197.87	63,905,950.46	40,651,603.68	45,732,360.41
Less: Income tax	0.00	25,215,417.77	-282,956.00	347,668.13
Less: Minority interests	0.00	1,295,658.84	0.00	2,843,346.87
Net profit				
(Loss was inserted with "-" sign)	34,033,197.87	37,394,873.85	40,934,559.68	42,541,345.41

Items	1 January 2003 ~ 30 September 2003		1 January 2002 ~ 30 September 2002	
	The Company (RMB)	The Group (RMB)	The Company (RMB)	The Group (RMB)
Sales	0.00	5,356,721,400.00	0.00	4,586,482,694.14
Less: Costs of sales	0.00	4,306,463,900.57	0.00	3,585,058,400.72
Taxes and levies	0.00	18,442,625.37	0.00	19,721,859.96
Profit from principal operations				
(Loss was inserted with "-" sign)	0.00	1,031,814,874.06	0.00	981,702,433.46
Add: Profit from other operations	-275,111.68	29,557,967.06	0.00	26,093,873.46
Less: Operating expenses	0.00	371,507,945.33	0.00	338,614,669.76
General and administrative expenses	14,992,540.66	439,743,709.04	16,507,135.07	391,374,919.29
Finance costs	-2,406,757.67	16,857,373.61	-4,307,773.18	12,059,823.86
Operating profit				
(Loss was inserted with "-" sign)	-12,860,894.67	233,263,813.14	-12,199,361.89	265,746,894.01
Add: Investment income	145,047,515.48	874,466.92	154,516,103.69	-21,992,558.72
Subsidy income	0.00	276,208.28	0.00	137,637.00
Non-operating income	0.00	1,943,727.93	215,520.00	2,143,295.90
Less: Non-operating expenses	54,846.36	9,653,340.53	0.00	15,557,771.59
Total profit				
(Loss was inserted with "-" sign)	132,131,774.45	226,704,875.74	142,532,261.80	230,477,496.60
Less: Income tax	0.00	85,972,498.41	581,635.02	69,491,800.77
Less: Minority interests	0.00	9,724,116.29	0.00	11,470,958.47
Net profit				
(Loss was inserted with "-" sign)	132,131,774.45	131,008,261.04	141,950,626.78	149,514,737.36

2.3 Number of shareholders as at 30 September 2003

As at 30 September 2003, there were 54,253 shareholders in total, including one shareholder holding the State-owned shares for the State, 54,204 shareholders holding domestic listed Renminbi-denominated ordinary shares (A shares) and 48 shareholders holding overseas listed ordinary shares (H shares).

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the Group's overall operation during the reporting period

The Company and its subsidiaries (collectively the "Group") are principally engaged in (1) manufacture and sales of Chinese patent medicine; (2) wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

According to the consolidated accounts prepared in accordance with the PRC accounting standards and systems, the Group's turnover for the period between 1 January and 30 September 2003 amounted to RMB5,356,721,000, representing an increase of 16.79% as compared with the corresponding period of 2002. Profit before taxation was RMB226,705,000, a decrease of 1.64% as compared with the same period of 2002. Net profit of the Group for the period between 1 January and 30 September 2003 was RMB131,008,000, a decrease of 12.38% as compared with the same period of 2002.

The outbreak of Severe Acute Respiratory Syndrome ("SARS") and its aftermath have caused considerable impact on the domestic pharmaceutical market. In this connection, great efforts were made by the Group's manufacturing operations (the "Manufacturing Operations") in improving the planning and marketing of certain marketable products. Secondly, it strengthened the promotion and marketing of some major products such as Xiao Ke Wan and Hua Tuo Zai Zao Wan, endeavoring to alleviate the adverse impact of the post-SARS factors on the Group's key OTC medicine. Thirdly, the sales of some major products with high market potential such as Hua Zhi Quan, Xu Han Ting, Mi Lian Chuan Bei Pi Pa Gao and Wu Ji Bai Feng Wan. Fourthly, the projects funded by the proceeds raised from the issue of A Shares were further advanced and the technology upgrade and the implementation of GMP were also accelerated. The aforesaid measures have contributed to stablise the Group's operating results during the reporting period.

The Group's turnover attributed to the Manufacturing Operations for the period between 1 January and 30 September 2003 amounted to RMB1,416,038,000, a growth of 5.00% as compared with the same period of 2002. Profit before taxation from the Manufacturing Operations was RMB169,462,000, a decrease of 5.31% as compared with the corresponding period of 2002.

During the period between 1 January and 30 September 2003, sales of certain key products such as the Wang Lao Ji Liang Cha line of products, Mi Lian Chuan Bei Pi Pa Gao, Che Dan Chuan Bei Pi Pa Lu, Xu Han Ting, Bu Pi Yi Chang Wan 130G and Zhuang Yao Jian Shen Wan maintained a good upward trend. The sales revenue of the above products increased by 30.54%, 83.45%, 54.70%, 37.91%, 43.68% and 19.80% respectively over that of the same period of 2002. Affected by factors such as the SARS epidemic, the sales revenue of diabetes curing drugs manufactured by the Company recorded a decrease of 17.62% as compared with the same period of 2002.

The Group has taken the following measures in its trading operations (the "Trading Operations") in response to the changes in the domestic pharmaceutical market. Firstly, it made timely adjustments to its marketing policies and proceeded to open up the new markets. Secondly, it took full advantage of its sales network in securing product distribution rights and actively increasing the market share of the products it traded. Thirdly, it strived to increase sales to hospitals through enhancing the quality of services provided to medical institutions. Fourthly, it strengthened the adjustments of its retail outlets and improved its business through focusing on its well-known branded products. During the period between 1 January 2003 and 30 September 2003, the number of new clients increased by 588, the number of new types of products it traded increased by 26, and the number of new types of exclusively distributed products increased by 6. The above measures have been crucial to the increase in sales revenue of the Group.

Turnover attributed to the Trading Operations for the period between 1 January and 30 September 2003 amounted to RMB3,940,683,000, with a growth of 21.71% as compared with the same period of 2002. Profit before taxation from the Trading Operations was RMB57,243,000, with an increase of 11.12% as compared with the corresponding period of 2002.

During the reporting period, there were no significant changes in the business environment of the Group, the macro policies and regulations applicable to the Group.

3.1.1 Details of operations or products accounting for 10% or more of the Group's revenue or profit from principal operations

☑ Applicable ☐ Not applicable

For the nine months ended 30 September 2003

By segment	Sales (RMB)	Costs of Sales (RMB)	Gross profit (%)
Manufacturing operations	1,416,038,037.91	662,481,199.03	53.22
Trading operations	3,940,683,362.09	3,643,982,701.54	7.53
Including: connected transactions	71,263,462.32	59,124,495.11	17.03

By products	Sales (RMB)	Costs of Sales (RMB)	Gross profit (%)
Heat clearing and Anti-toxic	388,188,092.42	195,678,790.64	49.59
Diabetes curing	225,888,689.19	76,977,766.25	65.92
Cough and phlegm clearing	181,226,165.84	93,151,889.08	48.60
Arthritis curing	144,837,683.69	61,473,735.53	57.56
Gastric	77,183,114.47	41,024,411.67	46.85
Including: connected transactions	18,373,019.57	9,417,849.34	48.74

3.1.2 Seasonal and periodical characteristics of the Company's operations

☑ Applicable ☐ Not applicable

Some products of the Company are subject to seasonal and periodical patterns. The sales of Xia Sang Ju and Guangdong Liang Cha Granule are better in the 2nd and 3rd quarters of the year, while cough and phlegm clearing medicine have higher demand in the fall and winter of the year.

3.1.3 Composition of profit of the reporting period

☑ Applicable ☐ Not applicable

Items	1 July 2003 ~ 30 September 2003		1 January 2003 ~ 30 June 2003		
	Amount RMB	Percentage of total profit (%)	Amount RMB	Percentage of total profit (%)	Change (%)
Profit from principal activities	327,797,310.90	512.94	704,017,563.16	432.45	18.61
Profit from other operations	10,110,056.72	15.82	19,447,910.34	11.95	32.38
Expenses	276,232,753.86	432.25	551,876,274.12	338.99	27.51
Investment income	997,840.63	1.56	-123,373.71	-0.08	2,050.00
Subsidy income	95,281.00	0.15	180,927.28	0.11	36.36
Net amount from non-operating activities	1,138,215.07	1.78	-8,847,827.67	-5.43	132.78

Note: The proportion of profit from principal operations, profit from other operations and expenses over the total profit for the reporting period increased as compared with the last reporting period because the total profit for the reporting period recorded a higher decrease than the decrease recorded by the said profits and expenses as compared with the last reporting period. The increase in the proportion of investment income, subsidy income and net amount from non-operating activities over the total profit for the reporting period was mainly due to the increase in income and the sharp decrease in non-operating expenses.

3.1.4 Explanation on significant changes in principal activities and their compositions as compared with the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Explanation on significant changes in profit from principal activities (gross profit margin) as compared with that of the last reporting period

☐ Applicable ☑ Not applicable

3.2 Explanation and analysis on other major events and their impact and solutions

☐ Applicable ☑ Not applicable

3.3 Changes in accounting policies, accounting estimates, scope of consolidation and significant accounting errors and their causes

☑ Applicable ☐ Not applicable

The Group disposed of 90% equity interest of its wholly owned subsidiary namely Guangzhou Yongxin Trade Company Limited in early September 2003. The balance sheet of the above subsidiary was not consolidated in its consolidated balance sheet as at 30 September 2003, but the income statement and cash flow statement of the above subsidiary for the period between 1 January 2003 and 31 August 2003 were consolidated into the Group's consolidated income statement and cash flow statement.

3.4 Explanation of the Board and the Supervisory Committee on the qualified opinions issued by the auditors

☐ Applicable ☑ Not applicable

3.5 Warning with reasons on a possible reversal of the accumulated net profit to losses from the beginning of the year to the end of the next reporting period or a substantial change of profit when compared to the corresponding period in the previous year

☐ Applicable ☑ Not applicable

3.6 Ongoing adjustments by the Company on its disclosed annual business plan or budget

☐ Applicable ☑ Not applicable

Note: The full version of the Company's balance sheet, income statement and cash flow statement has been published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn

On behalf of the Board of Directors
Guangzhou Pharmaceutical Company Limited
Cai Zhi Xiang
Chairman




28 October 2003

This quarterly report is published in both English and Chinese. The Chinese version shall prevail.

RESOLUTIONS PASSED AT THE 26TH MEETING OF THE 2ND BOARD OF DIRECTORS

The Company and all the members of the Board confirm that the contents of this announcement are true, accurate and complete, and jointly and severally accept responsibility for any false representation or misleading statement herein or material omission herefrom.

NOTICE IS HEREBY GIVEN THAT the 26th meeting of the 2nd board of directors (the "Board") of Guangzhou Pharmaceutical Company Limited (the "Company") was held at the Company's registered address at the Conference Room, 2nd Floor, 45 Shamian North Street, Guangzhou on 28 October 2003. 9 directors were eligible to attend the meeting and all of them attended. Of these directors, Mr. Chu You Lin and Mr. Wu Zhang, independent non-executive directors, attended the meeting by means of teleconferencing. The meeting was presided by Mr. Cai Zhixiang, Chairman of the Board and attended by the supervisors and senior management staff of the Company who had no voting rights. This was in compliance with the requirements of the Company Law and the articles of association of the Company. After detailed discussion, the following matters were unanimously approved and passed by the directors at the meeting:

1. The third quarterly report of the Company for 2003 was considered and approved;

2. The resolution to take out liability insurance for the directors and senior management staff of the Company was considered and approved, and the same will be submitted to the shareholders' meeting of the Company for approval (the specific proposal and the date for convening such meeting will be notified in further announcement);

3. The Implementing Rules of the Audit Committee of the Board were considered and approved (please refer to the website of the Shanghai Stock Exchange http://www.sse.com.cn for details):

4. The Implementing Rules of the Remuneration and Appraisal Committee of the Board were considered and approved (please refer to the website of the Shanghai Stock Exchange http://www.sse.com.cn for details); and

5. The Implementing Rules of the Investment Management Committee of the Board were considered and approved (please refer to the website of the Shanghai Stock Exchange http://www.sse.com.cn for details);

Board of Directors
Guangzhou Pharmaceutical Company Limited

28 October 2003

RESOLUTIONS PASSED AT THE 15TH MEETING OF THE 2ND SUPERVISORY COMMITTEE

NOTICE IS HEREBY GIVEN THAT the 15th meeting of the 2nd supervisory committee (the "Supervisory Committee") of Guangzhou Pharmaceutical Company Limited (the "Company") was held at the Conference Room, 2nd floor of the Company's registered address on 28 October 2003. The meeting was presided by Mr. Chen Canying, Chairman of the Supervisory Committee and attended by all of the supervisors. This was in compliance with the requirements of the Company Law and the articles of association of the Company. The following matters were considered and unanimously approved at the meeting:

1. The third quarterly report of the Company for 2003 was considered and approved;

2. The resolution to take out liability insurance for the directors and senior management staff of the Company was considered and approved, and the same will be submitted to the shareholders' meeting of the Company for approval (the specific proposal and the date for convening such meeting will be notified in further announcement);

Supervisory Committee
Guangzhou Pharmaceutical Company Limited

28 October 2003

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times


GPC

廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2003

1. IMPORTANT NOTICE

1.1 The Board of Directors of Guangzhou Pharmaceutical Company Limited (the "Company", and together with its subsidiaries, the "Group") and each director collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and confirm, having made reasonable enquiries, that to the best of their knowledge and belief, that there are no material omissions from or misrepresentations or misleading statements contained in this interim report.

This announcement is extracted from the full text of the interim report. The full text of the interim report will also be published on the website of Shanghai Stock Exchange (website: http://www.sse.com.cn) and the website of the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

1.2 Mr. Cai Zhixiang, Chairman of the Board of Directors, Mr. Zhou Yuejing, Director and General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Finance Manager, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this interim report.

1.3 The financial reports contained in this interim report are unaudited.

1.4 This interim report is drafted in both English and Chinese. In the event that different interpretation occurs, with the exception of the interim financial report prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("HKSSAP 25"), Interim Financial Reporting, issued by the Hong Kong Society of Accountants, the Chinese version is considered to be more accurate.

1.5 The full text of the interim report will contain all the information required by paragraphs 46(1) to 46(6) of appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") (website: http://www.hkex.com.hk) in due course. Investors are advised to read the full text of the interim report for detailed information.

2. COMPANY PROFILE

2.1 The Company

	A share	H share
Stock abbreviation	GZ Phar.	GZ Phar.
Stock code	600332	0874
Place of listing of shares	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited
	Company secretary	Authorised securities dealers
Name	He shuhua	No
Address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	No
Telephone	(8620) 8121 8117	No
Fax	(8620) 8121 6408	No
E-mail	hesh@gpc.com.cn	No

2.2 PRINCIPAL FINANCIAL DATA AND INDICATORS

2.2.1 Extracted from the interim financial report prepared in accordance with accounting standards and systems of the People's Republic of China (the "PRC")

	Unaudited 30th June 2003 Rmb	Audited 31st December 2002 Rmb	Change %
Current assets	3,144,767,001.35	2,947,222,139.79	6.70
Current liabilities	1,771,604,992.82	1,629,148,645.35	8.74
Total assets	4,460,610,581.03	4,173,194,491.19	6.89
Shareholders' funds (excluding minority interests)	2,384,160,418.04	2,286,928,678.67	4.25
Net assets per share	2.94	2.82	4.26
Adjusted net assets per share	2.86	2.70	5.93

	Unaudited For the six months ended 30th June 2003 Rmb	Unaudited For the six months ended 30th June 2002 Rmb	Change %
Net profit	93,613,387.19	106,973,391.95	(12.49)
Net profit after charging non-operating items	99,241,692.35	115,085,904.07	(13.77)
Earnings per share (fully diluted)	0.1154	0.1319	(12.51)
Earnings per share (weighted average)	0.1154	0.1319	(12.51)
Return on net assets (fully diluted)	3.93%	4.68%	(16.03)
Return on net assets (weighted average)	4.01%	4.80%	(16.46)
Net cash inflow from operating activities	17,840,032.66	107,170,560.94	(83.35)

2.2.2 Non-operating items

☑ Applicable ☐ Not applicable

Items	Amount Rmb
Income on government bonds	178,518.10
Non-operating income	664,664.53
Non-operating expenses	(9,512,472.20)
Subsidies income	180,927.28
Income tax adjustment	2,860,077.13
Total	(5,628,305.16)

2.2.3 Extracted from the interim financial report prepared in accordance with HKSSAP 25

	Unaudited At 30th June 2003 *Rmb'000*	Restated Audited At 31st December 2002 *Rmb'000*	Change (%)
Current assets	3,112,454	2,912,941	6.85
Current liabilities	1,791,392	1,608,530	11.37
Total assets	4,696,392	4,418,506	6.29
Total liabilities (including minority interests)	2,192,532	1,957,094	12.03
Net assets	2,503,860	2,461,412	1.72
Net assets per share (Rmb)	3.09	3.04	1.64

	Unaudited For the six months ended 30th June 2003 *Rmb'000*	Unaudited Restated For the six months ended 30th June 2002 *Rmb'000*	Change (%)
Profit before taxation	161,734	174,010	(7.05)
Net profit	91,102	100,756	(9.58)
Earnings per share (Rmb)	0.112	0.124	(9.68)

2.2.4 Reconciliation of the Group's net profit prepared in accordance with PRC accounting standards and systems and accounting principles generally accepted in Hong Kong ("HKGAAP") in the interim financial reports

☑ Applicable ☐ Not applicable

	For the six months ended 30th June 2003 *(unaudited)* *Rmb'000*	Restated For the six months ended 30th June 2002 *(unaudited)* *Rmb'000*
Net profit under PRC accounting standards and systems:	93,613	106,973
Amortization of deferred expenditure capitalized	(5,223)	(5,223)
Additional depreciation on difference on revalued fixed assets	(988)	(988)
Research and development cost overcharged / (undercharged)	3,062	(4,860)
Donation income recognized	—	227
Provision for employee benefits	999	—
Deferred taxation	(1,426)	4,379
Bad debt recovered	1,042	—
Difference in minority interests	23	248
Net profit under HK GAAP	91,102	100,756

Explanations for difference on net profit:

(1) Amortization of deferred expenditure capitalized amounted to Rmb5,223,000. In 2000, the Group disposed of its staff quarters to employees at a preferential price and the staff quarters reform costs arising therefrom amounted to Rmb104,460,000. The staff quarters reform costs are written off against retained earnings in accordance with PRC accounting standards and systems. However, according to HK GAAP, the staff quarters reform costs are capitalized as deferred expenditure and amortized over a period of 10 years to reflect the pattern in which the related economic benefits are recognized.

(2) The Group's fixed assets were revalued by the international valuers in 1997 for the purpose of listing of the Company's H shares. Although the revaluation has been taken into the accounts of the Group prepared under HK GAAP, this is not acceptable to the accounts prepared under PRC accounting standards and systems. Accordingly, the depreciation charge under HK GAAP is higher than that calculated under PRC accounting standards and systems as the depreciation charge under HK GAAP is based on the revalued amount of fixed assets.

(3) Overcharge of research and development cost amounted to Rmb3,062,000. Provision for research and development cost was made under PRC accounting standards and systems based on certain percentage on turnover. This is not acceptable to HK GAAP.

(4) Provision for employee benefits amounted to Rmb999,000. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognized as expenses in prior years under HK GAAP. However, under PRC accounting standards and systems, medical insurance for the past service is recognized as expenses on cash basis. Cash basis is not acceptable to HK GAAP.

(5) Provision of deferred taxation charge amounted to Rmb1,426,000. The Group has not made provision for deferred tax in the account prepared in accordance with PRC accounting standards and systems. Under HK GAAP, deferred taxation is provided in full on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts.

(6) This is bad debt recovered from the provision for bad debt made in the account prepared under HKGAAP. The provision for bad debt has not been taken up in the account prepared under PRC accounting standards and systems.

(7) This is resulted from the above difference between the net profit prepared under PRC accounting standards and systems and prepared under HK GAAP.

3. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

3.1 Movement in share capital

☐ Applicable ☑ Not applicable

3.2 Top ten major shareholders

Total number of shareholders at the end of reporting period 54,583

Details of the top 10 major shareholders

Name of Shareholders (in full)	Changes in shares held	Number of shares held	Percentage (%)	Class of shares (listed or unlisted)	Number of shares pledged or as collateral	Nature of shareholders (state-owned or foreign invested)
Guangzhou Pharmaceutical Holdings Limited	—	513,000,000	63.26	unlisted	152,600,000	State-owned
HKSCC Nominees Limited	(124,000)	217,964,999	26.88	listed	N/A	H shares
Bohai Securities Co., Ltd.	924,688	924,688	0.11	listed	N/A	A shares
HSBC Nominees (Hong Kong) Limited	62,000	862,000	0.11	listed	N/A	H share
China Merchants Bank Holdings Company Limited	372,850	372,850	0.06	listed	N/A	A shar
Wong Chung King	308,000	308,000	0.04	listed	N/A	H shar
Xinghe Securities Investment Fund	302,415	302,415	0.04	listed	N/A	A shar
Deng Dabai	305,746	305,746	0.04	listed	N/A	A shar
Bank of China-Tianlong 180 days-index Securities Investment Fund	158,501	158,501	0.02	listed	N/A	A sh
Xie Tao	143,600	143,600	0.02	listed	N/A	A sh

Details of the connection among the top ten major shareholders	Among the top 10 major shareholders, Guangzhou Pharmaceutical Holdings Limited ("G is not connected with the other nine shareholders listed above. Accordingly, it should considered to act for the same interest of other top ten major shareholders as stipulate "Rules Governing the Disclosure of Change in Shareholders." The Company is not awa connection among these nine shareholders, nor whether these nine shareholders are for interest as described by Rules Governing the Disclosure of Change in Shareholders' Shar in Listed Companies.	
Details of contracted terms of shares allotted & issued to strategic investor or general corporation	Name of shareholders No	Contracted Terms No

3.3 Change in controlling shareholders and beneficial own

☐ Applicable ☑ Not applicable



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2003

4. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1 Changes in the number of shares held by directors, supervisors and senior management

☑ Applicable ☐ Not applicable

Name	Position	Shares held on 1st January 2003	Shares held on 30th June 2003	Reason for changes
Cai Zhixiang	Executive director	—	14,700	Note
Li Yiming	Executive director	—	14,700	Note
Zhou Yuejin	Executive director	—	3,700	Note
Fen Zansheng	Executive director	—	—	
Che Youlin	Independent executive director	—	—	
Zhang Bohua	Independent non-executive director	—	—	
Liu Jinxiang	Independent non-executive director	—	—	
Wu Zhang	Independent non-executive director	—	—	
Huang Buren	Independent non-executive director	—	—	
Chen Canying	Chairman of the Supervisory Committee	—	9,800	Note
Tan Sima	Supervisor	—	—	
Luo Jidong	Supervisor	—	—	
He Shuhua	Vice General Manager and Secretary of the Company	—	11,200	Note
Li Decheng	Vice General Manager	—	—	
Gao fang	Financial Controller	—	—	

Note: According to a long-term incentive bonus scheme approved at the first extraordinary general meeting of 2002, on the condition that designated operating profit is achieved, senior management of the Company are entitled to an incentive bonus, part of which can be used in the subscription of the Company's issued A shares. Interests of senior management in the Company have been reported to Shanghai Stock Exchange ("SSE") according to relevant rules and regulations.

5. MANAGEMENT DISCUSSION AND ANALYSIS

(Unless otherwise stated, financial data contained herein is extracted from the interim financial report prepared by the Group in accordance with PRC accounting standards and systems)

Scope of business

The Group are principally engaged in (1) manufacture and sales of Chinese Patent Medicine ("CPM"); (2) wholesales, retail, import and export of western and Chinese pharmaceutical products and medical apparatus and (3) research and development of natural medicine and biological medicine.

Analysis of operating results

According to the interim financial report prepared in accordance with PRC accounting standards and systems, the Group's *consolidated turnover from principal activities for the six months* ended 30th June 2003 was Rmb3,577,432,000, representing an increase of 19.21% over that of the same period of 2002. Profit before taxation was Rmb162,799,000, representing a decrease of 11.88% over that of the same period of 2002. Net profit was Rmb93,613,000, representing a decrease of 12.49% over that of the same period of 2002.

According to the interim financial report prepared in accordance with HKSSAP 25, the Group's consolidated turnover from principal activities for the six months ended 30th June 2003 was Rmb3,577,432,000 representing an increase of 19.21% over that of same period of 2002. Profit before taxation was Rmb161,734,000, representing a decrease of 7.05% over that of the same period of 2002. Net profit was Rmb91,102,000, *representing a decrease of 9.58% over that of the same period* of 2002.

5.1 An analysis of the Group's turnover and profit from principal activities for the reporting period is set out

Segment	Turnover Rmb'000	Cost of sales Rmb'000	Gross profit (%)	Change in turnover over that of 2002 (%)	Change in cost of sales over that of 2002(%)	Change in gross profit over that of 2002(%)
Manufacturing:	970,509	451,384	53.49	4.43	7.38	-2.53
Trading:	2,606,923	2,409,410	7.58	25.84	27.04	-10.32
Wholesale	2,315,062	2,169,597	6.28	21.98	26.08	-11.49
Retail	190,393	144,314	24.35	17.92	18.19	-0.99
Import and export	101,068	95,099	5.91	76.31	78.42	-15.83
Total	3,577,432	2,860,794	20.03	19.21	23.47	-12.11
Including:						
Connected transaction	49,876	42,434	14.92	51.95	53.25	-4.61

By product	Turnover Rmb'000	Cost of sales Rmb'000	Gross profit (%)	Change in turnover over that of 2002 (%)	Change in cost of sales over that of 2002(%)	Change in gross profit over that of 2002(%)
Heat clearing and Anti Toxic	275,663	137,520	50.11	26.85	25.93	0.72
Diabetic medicine	150,706	54,390	63.91	-16.46	-17.97	-0.81
Cough and phlegm clearing	133,157	70,970	46.70	30.98	34.69	-3.09
Arthritic medicine	101,285	39,912	60.59	-0.01	-3.16	0.75
Gastric medicine	55,273	29,257	47.06	12.50	14.69	-2.10
Including:						
Connected transaction	10,213	5,056	50.49	31.16	28.96	1.70

Pricing policy for connected transactions

The sales and purchases transactions with connected parties were *at the terms similar to those transactions with other third parties.* The prices are decided on arm's length after considering the relevant government pricing policy and market development trend.

5.2 Geographical analysis of sales arising from principle activities is as follows:

Area	Turnover For Six months ended 30th June 2003 Rmb	For Six months ended 30th June 2002 Rmb	Change in turnover over that of 2002 %
Southern China	2,796,172,282.27	2,291,105,799.03	22.04
Eastern China	249,884,526.21	239,603,516.37	4.29
Northern China	156,764,157.94	129,771,469.51	20.80
North-east China	110,172,068.36	105,704,339.97	4.23
South-west China	143,297,495.31	111,841,489.50	28.13
North-west China	68,335,923.44	84,542,478.36	-19.17
Exporting	52,806,025.43	38,313,810.63	37.83
Total	3,577,432,478.96	3,000,882,903.37	19.21

During the reporting period, the outbreak of Severe Acute *Respiratory Syndrome ("SARS") in the Guangdong province* and other parts of China had severe impact on the domestic pharmaceutical market: (1) demand for certain pharmaceutical products changed significantly; (2) purchases from medical institutions dropped tremendously in some areas due to the decrease in the number of inpatients; (3) gross profit ratio of manufacturing operations decreased as a result of the increased in cost of raw materials. All of these factors have impact on the operating results of the manufacturing and trading operations of the Group.

(1) CPM manufacturing business (the "manufacturing operations")

According to the interim financial report prepared in accordance with PRC accounting standards and systems, *turnover of the Group's manufacturing operations in the* first half of 2003 was Rmb970,509,000, representing an increase of 4.43% over that of the same period of 2002. Profit before taxation was Rmb122,055,000, representing a decrease of 15.63% over that of the same period of 2002.

According to the interim financial report prepared in accordance with HKSSAP 25, turnover of the Group's manufacturing operations in the first half of 2003 was Rmb970,509,000, representing an increase of 4.43% over that of the same period of 2002. Profit before taxation *was Rmb121,898,000, representing a decrease of 13.54%* over that of the same period of 2002.

The manufacturing operations have taken certain actions *to react rapidly to the dynamic domestic pharmaceutical* market. Firstly, the manufacturing operations have done their best to emphasize on the production and promotion of SARS related products. Secondly, the manufacturing operations conducted a series of promotional campaigns related to pharmaceutical technology to the end-user markets, and emphasized maintaining good customer relationship to mitigate the side-effects brought by SARS. *Furthermore, the manufacturing operation have been keen* to explore and develop products with high market potential and to improve their marketing and promotional campaign so as to sharpen their competitive edge.

In the first half of 2003, the sales of certain products, such as Wang Lao Ji Liang Cha, Xu Han Ke Li, Xia Sang Ju, Chuan Bei Pipa Gao and Qing Re An Chang Pian, significantly increased by 33.62%, 58.70%, 22.55%, 113.68% and 40.71%, respectively.

During the reporting period, sales of diabetic medicine decreased by 18.43% due to SARS . Due to price fluctuation of raw material and package material, the gross profit margin in the first half of 2003 also decreased by 1.28% over that of the same period of 2002.

Sales analysis of major products is as follows:

Product	Six months ended 30th June 2003 Turnover Rmb'000	Gross profit Rmb'000
Heat clearing and Anti Toxic	275,670	138,150
Diabetic medicine	150,710	96,320
Cough and phlegm clearing	133,160	62,190
Arthritic medicine	101,290	61,370
Gastric medicine	55,270	26,010

During the reporting period, the Group continued to strengthen efforts to develop new products, especially those in the 2nd phase process. During the period, four *new products were put into production and three new* products passed the development. 12 projects are under research and development stage, such as "Feng Shi Ping Jiao Nang" and "Fan Xi Wei Luo Wei Ruan Jiao Nang". Besides, "Feng Shi Ping Jiao Nang" is undergoing the *3rd phase of clinic testing.*

The Group concentrated on accelerating the process of the technology upgrades during the reporting period. Guangzhou Huanye Medicine Manufacturing Co., Ltd. has been granted the GMP certification for its completed renovation for its raw medicine workshop. Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd. ("Jing Xiu Tang") has also completed the construction projects for adhesive plaster workshop, distilling workshop, pre-processing workshop and warehouse. Guangzhou Qi Xing Pharmaceutical Co., Ltd's ("Qi Xing") pill and keli syrup workshop upgrade and Guangzhou Xing Qun Pharmaceutical Co., Ltd's ("Xing Qun") automation of granules upgrade have already been put in use. Gaolu workshop and technology upgrade of syrup production of Pan Gao Shou, Tablets and syrup workshop of Guangzhou Yang Cheng Pharmaceutical Co., Ltd. ("Yang Cheng") and the new factory plants of Xing Qun and Guangzhou First Chinese Medicine Company Limited *("First Medicine") are under construction.*

During the reporting period, the ERP system has been implemented in 7 manufacturing subsidiaries. At present, the Group is in the process of implementing the ERP system and decision-making supporting system for the trading operations.

(2) Pharmaceutical trading business, including wholesaling, retailing, import and export (the "trading operations")

According to the interim financial report prepared in accordance with PRC accounting standards and systems, turnover of the Group's trading operations in the first *half of 2003 was Rmb2,606,923,000, representing an* increase of 25.84% over that of the same period of 2002. Profit before taxation of the trading operations was Rmb40,744,000, representing an increase of 1.68% over that of the same period of 2002.

According to the interim financial report prepared in accordance with HKSSAP 25, turnover of the Group's trading operations in the first half of 2003 was Rmb2,606,923,000, representing an increase of 25.84% over that of the same period of 2002. Profit before taxation of the trading operations was Rmb39,836,000, representing an increase of 20.61% over that of the same period of 2002.

Due to the impact of the tendering system adopted by hospitals and changes in the pricing policy for pharmaceutical products, gross profit margin of the *trading operations decreased by 0.87% over the same* period of 2002 and accounts receivable balances increased by 39.52% in comparison with 2002.

During the reporting period, the trading operations made all efforts to react to the severe market competition. Firstly, the trading operations adjusted their sales policies to react to the dynamic market changes. They focused on the logistic management for SARS related medicines *and tried to maintain the stability of their market share.* The trading operations have also strengthened the promotional activities on SARS related medicines to ensure continual sales growth in the first half of 2003. Secondly, the trading operations continued to explore certain famous pharmaceutical products and to secure their distribution rights in order to maintain the market share. Thirdly, the trading operations have proactively explored potential markets. During the reporting period, the trading operations have set up representative offices in Shenzhen City and Shantou City. At the same time, they paid attention to the development of OTC medicines and expansion of sales network outside Guangdong province. All these have helped improve the reputation and strengthen competitiveness of the trading operations. Fourthly, the trading operations have done their best to secure the share in the end-user market, surrounding by favorable factors of its chained pharmacies of Cai Zhi



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2003

Lin and Jian Min and excellent sales services. As at 30th June 2003, the Group has 267 chained pharmacies, including 162 Cai Zhi Lin shops, which mainly carry CPM, and 105 Jian Min shops, which mainly carry western pharmaceutical products. Furthermore, the trading operations have accelerated the progress of upgrading logistic center. The major part of this project has been completed and parts of the warehouse have been in use.

During the reporting period, sales of wholesale and retail operations were respectively increased by 24.98% and 17.82% over the same period of last year.

5.3 Other business with significant impact on net profit.

☐ Applicable ☑ Not applicable

5.4 Details of operations of the Company's subsidiaries (applicable for the Group's investee companies derived to the Group any investment income equal to 10% or above of the Group's net profit)

☐ Applicable ☑ Not applicable

5.5 Explanation on significant changes in principal activities and their compositions

☐ Applicable ☑ Not applicable

5.6 Explanation on significant changes in profit from principal activities (gross profit ratios) in comparison with 2002

☐ Applicable ☑ Not applicable

5.7 Analysis on significant changes in operating results and their composition in comparison with 2002

☐ Applicable ☑ Not applicable

5.8 Details of use of proceeds from issue of A shares

5.8.1 Details of use of proceeds from issue of A shares

☐ Applicable ☑ Not applicable

Total proceeds received	737,990,000
Total amount of proceeds utilized in 2003	61,820,000
Accumulated amount of proceeds utilized	*498,620,000*

Projects	Budgeted injection from proceeds of issue Rmb'000	Change in projects	Investment proceeds Funds injected Rmb'000	Turnover increased by Rmb'000	Gross profit increased by Rmb'000	Agreed with the expected returns and the planned stage of completion
Xiao Ke Wan upgrade	29,800	No	29,800	38,700	24,410	Yes
Bao Ji Wan upgrade	11,000	No	11,000	1,690	360	Yes
Commercialization of Wei Re Qing	29,000	No	7,990	N/A	N/A	Yes
Automation of pill production	11,000	No	10,260	13,020	8,610	Yes
Technology upgrade of Hua Tuo pills	17,000	No	16,350	27,930	16,240	Yes
Throat, spleen and intestine pills technology upgrade	29,100	No	15,030	22,800	10,490	Yes
Technology upgrade for syrup production	29,500	No	13,710	12,550	4,390	No
Commercialization of Keli syrup	19,600	No	10,750	N/A	N/A	Yes
Anti-perspiration granules upgrade	12,000	No	11,350	17,310	12,290	Yes
Automation of granules upgrade	29,900	No	29,900	41,170	18,670	Yes
Flu granules for children upgrade	23,000	No	23,000	8,310	3,910	Yes
Commercialization of Xiao Yin tablets	29,300	No	8,640	N/A	N/A	Yes
Spleen, intestine and pimples tablets upgrade	17,800	No	13,260	5,930	4,150	Yes
Gan Le upgrade	29,500	No	29,510	19,660	11,400	Yes
Tablets workshop upgrade	12,000	No	12,000	11,590	9,790	Yes
Modernization of extraction and purification technology	29,900	No	16,030	N/A	N/A	Yes
Critical purification of CO2 technology foundation	29,900	No	N/A	N/A	N/A	Yes
Expansion of Jian Min chain stores	59,100	No	62,910	30,110	5,720	Yes
Expansion of Cai Zhi Lin chain stores	59,500	No	20,160	150	50	No
Logistic centre upgrade	20,000	No	20,000	N/A	N/A	No
ERP for trading section upgrade	20,000	No	10,840	N/A	N/A	Yes
Bio-medicine research centre	80,000	No	45,930	N/A	N/A	Yes
Additional working capital	50,000	No	79,690	N/A	N/A	Yes
Total	708,300	—	498,620	250,430	130,500	

Explanatory note on returns on projects and the stage of completion (on individual project)	Due to the plant relocation, technology upgrade for syrup production was delayed. Expansion of chain pharmacies was also slowed down because of the severe competition in the retailing sector. The traffic re-construction in Guangzhou City led to the delay of the developments of the logistic centre but related stages of sourcing the materials for the logistic centre are in progress.
Reasons and procedures of change (on individual project)	N/A

Note: Return mentioned above are generated in this reporting period.

5.8.2 Change in the proposed use of the proceeds from issuing A shares

☐ Applicable ☑ Not applicable

5.9 Change in the Board's business plan

☐ Applicable ☑ Not applicable

5.10 Early warning and explanation for negative impact on profit for the period ended 31 December 2003, or significant profit fluctuation in comparison to the same period of 2002

☐ Applicable ☑ Not applicable

5.11 The Board's explanation on the qualified opinion issued by the auditors

☐ Applicable ☑ Not applicable

5.12 The Board's explanation on the new status and settlement of issues raised in qualified audit report of 2002 issued by auditors

☐ Applicable ☑ Not applicable

6. SIGNIFICANT EVENTS

6.1 Acquisition, disposal of assets and assets restructuring

6.1.1 Acquisition of assets

☐ Applicable ☑ Not applicable

6.1.2 Disposal of assets

☐ Applicable ☑ Not applicable

6.1.3 Progress and effect on operation result and financial situation after the announcement of acquisition, disposal of assets and assets restructuring processes occurred

☐ Applicable ☑ Not applicable

6.2 Significant guarantees

☐ Applicable ☑ Not applicable

6.3 *Connected transactions*

☑ Applicable ☐ Not applicable

Connected parties Account Receivable and Account Payable	Amount due from connected parties Net movement *Rmb'000*	Ending balance *Rmb'000*	Amount due to the Company Net movement *Rmb'000*	Ending balance *Rmb'000*
Guangzhou Qiaoguang Pharmaceutical Factory	2,044	9,281	117	137
Guangzhou Mingxing Pharmaceutical Factory	—	2	13	72
Guangzhou Tianxin Pharmaceutical Co., Ltd.	(918)	—	(310)	12
Guangzhou Hejigong Factory	256	273	(95)	32
Guangzhou Guanghua Pharmaceutical Co., Ltd.	(237)	100	205	789
Guangzhou Sanitation Production Factory	(217)	925	(221)	124
Guangzhou Southern China Medical Apparatus Co., Ltd.	—	—	13	13
Guangzhou Pharmaceutical Goods and Supply Company	—	—	22	22
Guangzhou Yingbang Trading Co., Ltd.	502	4,009	860	1,377
Baolian Development Company Limited	—	—	4,951	8,262
Guangzhou Zhongfu Medical Co., Ltd.	(359)	118	—	—
Guangdong Xinhua Health Drinks Co., Ltd.	245	1,625	—	—
Guangzhou Baiyunshan *Enterprise Group*	(4,306)	2,108	36	36
Guangzhou Baiyunshan Pharmaceutical Factory	4,740	4,740	9	10
Guangzhou Baiyunshan Chinese Medicine Factory	19	390	160	184
Other Receivable and Other Payable				
Guangzhou Pharmaceutical Holdings Limited	(80)	8,050	1,977	12,782
Guangzhou Qiaoguang *Pharmaceutical Factory*	(197)	—	(36)	—
Guangzhou Pharmaceutical Machine Factory	(33)	—	—	—
Guangzhou Sanitation Production Factory	54	54	—	—
Guangzhou Southern China Medical Apparatus Co., Ltd.	—	100	—	—
Guangzhou Pharmaceutical Goods and Supply Company	—	—	—	1,024
Guangzhou Yingbang Trading Co., Ltd.	—	5,030	—	—
Baolian Development Company	2,615	8,411	—	—
Guangzhou Zhongfu Medical Co., Ltd.	17	17	—	—
Guangdong Xinhua Health Drinks Co., Ltd.	(150)	3,250	—	—
Guangzhou Pharmaceutical Research Institute	2,000	2,000	—	874

6.4 Significant litigation or arbitration

☐ Applicable ☑ Not applicable

6.5 Explanation on impact and settlement of other significant matters

☐ Applicable ☑ Not applicable

6.6 During the reporting period, there were no significant changes in staff number and staff remuneration policies.

6.7 Liquidity, financial resources and capital structure

As at 30th June 2003, long-term borrowings of the Group amounted to Rmb117,180,000 (of which Rmb10,000,000 are repayable within one year). These borrowings are fixed interest loans denominated in Rmb, of which Rmb20,000,000 loans are repayable in 2004, Rmb27,680,000 repayable in 2005 and Rmb59,500,000 repayable in 2006. As at 30th June 2003, cash and cash equivalents of the Group amounted to *Rmb892,140,000, of which 89.40% is denominated in Rmb and* 10.60% is denominated in Hong Kong dollars.

6.8 Capital expenditure

The Group expected that capital expenditure for the year 2003 will be approximately Rmb291 million and actual expenditure in the first half of 2003 amounted to Rmb136 million. The Group has sufficient financial resources to meet the demand for capital expenditure and daily working capital.

6.9 Exposure to fluctuations in exchange rate

As the majority of the revenue, expenses, assets and liabilities of the Group are denominated in Rmb, the Group does not have significant risk in exposure to fluctuations in exchange rate.

6.10 Contingent liabilities

Up to 30th June 2003, the Group has no significant contingent liabilities.

6.11 Charge on the group assets

As at 30th June 2003, the net book value of fixed assets pledged as security for bank borrowings granted to the Group amounted to Rmb97,260,000.

6.12 The Board does not recommend the payment of a dividend for the six months ended 30th June 2003 nor propose any increase in share capital from the capitalization of capital reserve.

6.13 During the reporting period, there was no significant disposal of assets, or merger and acquisition activities occurred in the Company, subsidiaries or associated companies.

6.14 Gearing ratio

Up to 30th June 2003, there have been no material adverse changes in the gearing ratio of the Group in comparison with 2002.

6.15 Compliance with the code of best practice

Throughout the period, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

7. *FINANCIAL REPORTS*

7.1 Audit opinion

Financial Report

☑ Unaudited ☐ Audited

7.2 Profit and Loss Account for the Group and the Company with comparing figures



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(1) Profit and loss account prepared under PRC GAAP

PROFIT AND LOSS ACCOUNT (UNAUDITED)
For the period ended 30th June 2003

Prepared by: Guangzhou Pharmaceutical Company Limited

		For Six months ended 30th June 2003		For Six months ended 30th June 2002	
		The Group	The Company	The Group	The Company
		Rmb	Rmb	Rmb	Rmb
1.	Sales	3,577,432,478.96	—	3,000,882,903.37	—
	Less: Cost of sales	2,860,794,147.40	—	2,316,972,017.95	—
	Less: Sales tax and levies	12,620,768.48	—	13,583,266.17	—
2.	Profit from principal operations	704,017,563.16	—	670,327,619.25	—
	Add: Profit from other operations	18,447,518.34	-185,095.92	17,414,773.82	—
	Less: Operating expenses	249,893,826.21	—	224,639,697.95	—
	Less: General and administrative expenses	292,237,293.34	9,496,481.49	258,225,811.36	10,403,830.43
	Less: Financial expenses	9,745,954.57	-2,137,378.47	7,534,799.14	-3,217,632.01
3.	Operating profit	171,589,199.38	-7,544,398.94	197,392,084.68	-7,186,198.42
	Add: Investment income	-123,373.71	105,610,908.14	-338,721.44	109,066,856.54
	Add: Subsidy income	188,927.28	—	69,318.00	—
	Add: Non-operating income	664,641.53	—	1,050,767.09	—
	Less: Non-operating expenses	9,512,471.26	11,132.61	13,228,312.14	—
4.	Total profit	162,798,925.28	98,098,576.58	184,745,536.19	101,880,658.12
	Less: Income tax	60,757,089.64	—	69,144,132.64	864,593.02
	Less: Loss and gain of minority shareholders	8,428,457.45	—	8,627,611.60	—
5.	Net profit	93,613,387.19	98,098,576.58	106,973,391.95	101,016,065.10

Legal representative: *Cai Zhiliang* — Person in charge of accounting function: *Gao Fang* — Person in charge of accounting department: *Chen Binghua*

(2) Extracted from the interim financial report prepared under HKSSAP 25

CONDENSESD CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June 2003

	Note	Unaudited Six months ended 30th June 2003 RMB'000	As restated 2002 RMB'000
Turnover	1	3,577,432	3,000,883
Cost of sales		(2,860,794)	(2,316,922)
Gross profit		716,638	683,961
Other revenues		27,193	28,737
Distribution, administrative and other operating expenses		(566,426)	(524,912)
Operating profit	2	177,405	187,786
Finance costs		(15,607)	(13,640)
Share of profits less losses of			
Jointly controlled entities		(225)	(339)
Associated companies		161	203
Profit before taxation		161,734	174,010
Taxation	3	(62,227)	(64,875)
Profit after taxation		99,507	109,135
Minority interests		(8,405)	(8,379)
Net profit		91,102	100,756
Transfer to capital reserve		—	(220)
Profit attributable to shareholders		91,102	100,536
Dividends	4	48,654	48,654
Earnings per share	5	RMB0.112	RMB0.124

1. Segment information

The Group is organized into the following business segments:

- Manufacturing of Chinese Patent Medicine ("CPM")
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus
- Import and export of western pharmaceutical products

Other operations of the Group mainly comprise holding of investment properties and investment securities, neither of which are of a sufficient size to be separately reported.

No geographical analysis of turnover and operating profit is provided as less than 10% of the consolidated turnover and less than 10% of the consolidated trading results of the Group are attributable to markets outside the PRC.

An analysis of the Group's revenue and results for the period by business segment is as follows:

6 months ended 30th June 2003

		Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
Turnover							
External		970,509	2,315,062	190,791	101,068	—	3,577,432
Internal		27,122	109,939	4,140	—	(141,201)	—
Total		997,631	2,425,001	194,931	101,068	(141,201)	3,577,432
Segment results		143,929	45,436	6,125	1,693	(13,113)	184,070
Unallocated costs							(6,665)
Operating profit							177,405
Finance costs							(15,607)
Share of profits less losses of							
Jointly controlled entities	(225)						(225)
Associated companies	161						161
Profit before taxation							161,734
Taxation							(62,227)
Minority interests							(8,405)
Profit attributable to shareholders							91,102

6 months ended 30th June 2002

		Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
Turnover							
External		929,307	1,852,312	161,940	57,324	—	3,000,883
Internal		28,188	131,899	—	—	(160,087)	—
Total		957,495	1,984,211	161,940	57,324	(160,087)	3,000,883
Segment results		159,673	40,669	5,020	844	(9,717)	196,489
Unallocated costs							(8,703)
Operating profit							187,786
Finance costs							(13,640)
Share of profits less losses of							
Jointly controlled entities	(339)						(339)
Associated companies	203						203
Profit before taxation							174,010
Taxation							(64,875)
Minority interests							(8,379)
Profit attributable to shareholders							100,756

2. Operating profit

Operating profit is stated after crediting and charging the following:

	6 months ended 30th June 2003 RMB'000	2002 RMB'000
Crediting:		
Reversal of write-down of inventories	30	710
Reversal of impairment of fixed assets, intangible assets or other assets	5,237	—
Charging:		
Depreciation and amortisation of fixed assets	48,172	42,980
Impairment of fixed assets and construction in progress	—	9,382
Loss on disposal of fixed assets	6,913	1,214
Staff costs	284,583	244,273

3. Taxation

The PRC enterprise income tax has been provided at the rate of 33% (2002: 33%) on the estimated assessable profit for the period. Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	6 months ended 30th June 2003 RMB'000	2002 RMB'000
Current taxation		
PRC enterprise income tax	60,757	69,199
Deferred taxation relating to the origination and reversal of temporary differences	1,426	(4,379)
	62,183	64,820
Share of taxation attributable to:		
Jointly controlled entities	—	—
Associated companies	44	55
Taxation charge	62,227	64,875

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the PRC enterprise income tax as follows:

	6 months ended 30th June 2003 RMB'000	2002 RMB'000
Profit before taxation	161,734	174,010
Calculated at a taxation rate of 33% (2002: 33%)	53,372	57,423
Effect of different taxation rates in a subsidiary	(1,223)	(1,048)
Expenses not deductible for taxation purposes	11,919	8,500
Tax refund	(1,841)	—
Taxation charge	62,227	64,875

4. Dividends

	6 months ended 30th June 2003 RMB'000	2002 RMB'000
2002 Final dividend, paid, of RMB 0.06 (2001 final dividend paid, of RMB 0.06) per share (Note)	48,654	48,654

Note

At a meeting held on 21st March 2003, the directors proposed a final dividend of RMB0.06 per share for the year ended 31st December 2002, which was paid in May 2003 and has been reflected as an appropriation of retained earnings for the six months ended 30th June 2003.

5. Earnings per share

The calculation of earnings per share for the six months ended 30th June 2003 is based on the net profit of RMB91,102,000 (2002: RMB100,536,000) and the number of 810,900,000 shares (2002: 810,900,000 shares) in issue.

Guangzhou Pharmaceutical Company Limited
Board of Directors

15th August 2003

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

二零零三年半年度報告摘要

1 重要提示

1.1 廣州藥業股份有限公司(「廣州藥業」)或(「本公司」)董事會及全體董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

本半年度報告摘要摘自半年度報告全文，報告全文同時刊載於上海證券交易所網站www.sse.com.cn和香港聯合交易所有限公司www.hkex.com.hk，投資者欲了解詳細內容，應當仔細閱讀半年度報告全文。

1.2 本公司董事長楊榮明先生、總經理周躍進先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證半年度報告中財務會計報告的真實、完整。

1.3 本公司半年度財務會計報告未經審計。

1.4 本報告分別以中、英文兩種語言編訂，除按香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」編製的財務賬目，兩種文體若出現解釋上的歧義時，以中文本為準。

1.5 按《香港聯合交易所有限公司證券上市規則》附錄十六條第46條第(1)至(6)段的規定，須載列於本公司截至二零零三年六月三十日止半年度業績公告的所有資料將刊登於香港聯合交易所有限公司網頁。

2 上市公司基本情況

2.1 基本情況簡介

股票簡稱	廣州藥業	
股票代碼	(A股) 600332	(H股) 0874
上市證券交易所	上海證券交易所	香港聯合交易所有限公司

	董事會秘書	證券事務代表
姓名	何舒華	暫無
聯繫地址	中華人民共和國廣東省廣州市沙面北街45號	暫無
電話	(8620) 8121 8117	暫無
傳真	(8620) 8121 6408	暫無
電子信箱	hesh@gpc.com.cn	暫無

2.2 主要財務數據和指標

2.2.1 按中國會計準則及制度編製的主要會計數據和財務指標

單位：人民幣元

項目	本報告期末(未經審計)	上年度期末(已經審計)	本報告期末比年初數增減(%)
流動資產	3,144,763,001.35	2,947,322,139.79	6.70
流動負債	1,771,604,992.82	1,629,149,545.33	8.74
總資產	4,460,618,581.03	4,173,194,491.19	6.89
股東權益(不含少數股東權益)	2,314,160,418.04	2,216,928,678.67	4.25
每股淨資產	2.94	2.82	4.26
調整後的每股淨資產	2.86	2.70	5.93

項目	報告期(1-6月)(未經審計)	上年同期(未經審計)	本報告期比上年同期增減(%)
淨利潤	93,613,387.19	106,973,391.95	-12.49
扣除非經常性損益後的淨利潤	99,241,692.35	115,085,904.07	-13.77
每股收益(攤薄)	0.1154	0.1319	-12.51
每股收益(加權)	0.1154	0.1319	-12.51
淨資產收益率(攤薄)	3.93%	4.69%	-16.03
淨資產收益率(加權)	4.01%	4.80%	-16.46
經營活動產生的現金流量淨額	17,849,031.66	107,170,560.94	-83.35

2.2.2 非經常性損益項目

☑適用 □不適用

單位：人民幣元

非經常性損益項目	金額
短期投資收益	-178,518.10
營業外收入	-564,644.53
營業外支出	9,512,472.20
補貼收入	-180,927.28
所得稅影響	-2,860,077.13
合計	5,628,305.16

2.2.3 按香港普遍採納之會計原則編製的會計數據及財務指標(單位：人民幣千元)

資產負債

項目	2003年6月30日(未經審計)	2002年12月31日(已經審計，經重列)	本報告期末比年初數增減(%)
流動資產	3,112,454	2,912,941	6.85
流動負債	1,791,392	1,608,530	11.37
總資產	4,696,392	4,418,506	6.29
總負債(包含少數股東權益)	2,192,532	1,957,094	12.03
資產淨值	2,503,860	2,461,412	1.72
每股淨資產(元)	3.09	3.04	1.64

損益帳項

項目	2003年1至6月(未經審計)	2002年1至6月(未經審計，經重列)	本報告期比上年同期增減(%)
除稅前盈利	161,734	174,010	(7.05)
淨利潤	91,102	100,756	(9.58)
每股盈利(元)	0.112	0.124	(9.68)

2.2.4 按國內會計準則和香港會計準則編製二零零三年半年度之淨利潤的差異說明

☑適用 □不適用

單位：人民幣千元

	2003年1至6月(未經審計)	2002年1至6月(未經審計，經重列)
按中國會計準則及制度編製之淨利潤	93,613	106,973
遞延員工之攤銷	(5,223)	(5,223)
固定資產重估增值部分所計提之折舊	(988)	(998)
沖抵多計提之／(補計少計提)之研究開發費用	3,062	(4,860)
應收補貼收入	—	227
計提之過渡性醫療保險	999	—
計提之遞延稅項	(1,426)	4,379
本年回收之壞賬	1,042	—
少數股東權益的變動差異	23	258
按香港會計準則編製之淨利潤	91,102	100,756

淨利潤的差異說明：

1. 遞延員工費用攤銷影響數為人民幣5,223千元。於二零零零年，本集團按照優惠價格向職工出售住房，此住房改造損失為人民幣104,460千元。按中國會計準則及制度，相關損失調整當年年初未分配利潤，而按照香港普遍採納之會計原則，本集團以遞延職工住房改造款的形式，按職工的平均剩餘服務年限，即十年，按直線平均攤銷。

2. 本集團在一九九七年H股上市時，集團資產由一國際評估師進行重估。該重估增值已反映於按香港普遍採納之會計原則編製之賬目中，而不被反映在按中國會計準則及制度編製之賬目中。按香港普遍採納之會計原則計提的折舊額是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。

3. 沖抵多計提的研究開發費用影響數為人民幣3,062千元。在按照中國會計準則及制度的賬目中，研究開發費按照銷售收入之一定比例計提，香港普遍採納之會計原則不採納該等處理方法。

4. 預提的過渡性醫療保險費影響數為人民幣999千元。按照香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按照中國會計準則及制度編製的賬目中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計原則不採納現金支付實現制。

5. 遞延稅款支銷數為人民幣1,426千元。本集團在編製按照中國會計準則及制度的賬目中未計提遞延稅項。而在按照香港普遍採納之會計原則編製的賬目中，採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。

6. 此項差異為收回已在香港普遍採納之會計原則編製的賬目中已作計提之應收賬款壞賬準備。該等壞賬準備未在按中國會計準則及制度編製的賬目中計提。

7. 由於上述調整使按照香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤存在差異，因而引致少數股東權益產生差異。

3 股本變動及股東情況

3.1 股份變動情況表

□適用 ☑ 不適用

3.2 前十名股東持股情況

報告期末股東總數：54,583戶

前十名股東持股情況

股東名稱(全稱)	年度內增減	期末持股數量	比例(%)	股份類別(已流通或未流通)	質押或凍結的股份數量	股東性質(國有股東或外資股東)
廣州醫藥集團有限公司	0	513,000,000	約63.26	未流通	152,600,000	國有股
香港中央結算(代理人)有限公司	-124,000	217,964,999	約26.88	已流通	不詳	H股
海通證券有限責任公司	934,688	934,688	約0.11	已流通	不詳	A股
HSBC NOMINEES (HONG KONG) LIMITED	62,000	162,000	約0.11	已流通	不詳	H股
招商銀行股份有限公司	372,850	372,850	約0.06	已流通	不詳	A股
WONG CHUNG KING	308,000	308,000	約0.04	已流通	不詳	H股
興和證券投資基金	302,415	302,415	約0.04	已流通	不詳	A股
鄧大朋	305,746	305,746	約0.04	已流通	不詳	A股
中國銀行—天同180指數證券投資基金	158,501	158,501	約0.02	已流通	不詳	A股
邵錢	143,600	143,600	約0.02	已流通	不詳	A股

前十名股東關聯關係的說明	本公司前十名股東中，廣州醫藥集團有限公司(「廣藥集團」)與其他流通股股東均無關聯關係，不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人，未知其他流通股股東之間是否存在關聯關係，也未知其他流通股股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人的情況。

戰略投資者或一般法人參與配售新股約定持股期限的說明	股東名稱	約定持股期限
	無	無

3.3 控股股東及實際控制人變更情況

□適用 ☑ 不適用

4 董事、監事和高級管理人員情況

4.1 董事、監事和高級管理人員持股變動

☑適用 □不適用

姓名	職務	年初持股數	期末持股數	變動原因
蔡志祥	董事	0	14,700	見備註
李益民	董事	0	14,700	見備註
周躍進	董事	0	3,700	見備註
陶賢都	董事	0	0	
宋幼麟	獨立董事	0	0	
張和生	獨立董事	0	0	
劉錦湘	獨立董事	0	0	
吳張	獨立董事	0	0	
黃卜仁	獨立董事	0	0	
陳燦英	監事會主席	0	9,800	見備註
譚思瑪	監事	0	0	
盧耀東	監事	0	0	
何舒華	副總經理、董事會秘書	0	11,200	見備註
鄧偉成	副總經理	0	0	
高 昉	財務總監	0	0	

注：根據二零零二年第一次臨時股東大會批准實施的長期激勵機制方案，在實現經營業績目標的前提下，本公司高級管理人員的部分激勵獎金用於購買本公司的人民幣普通股(A股)股票，並依法向上海證券交易所申報及鎖定。

5 管理層討論與分析

(除特別註明外，本報告涉及的財務資料均摘錄自本集團按中國會計準則及制度編製之賬項)

經營業務範圍：廣州藥業及附屬企業(「本集團」)主要從事(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

報告期內，本集團主要經營情況

按中國會計準則及制度計算，截至二零零三年六月三十日止六個月期間，本集團的營業額約為3,577,432千元，比去年同期增長19.21%；利潤總額約為162,799千元，比去年同期下降11.88%，淨利潤約為93,613千元，比去年同期下降12.49%。

按香港普遍採納之會計原則計算，截至二零零三年六月三十日止六個月期間，本集團營業額約為3,577,432千元，比去年同期增長19.21%；除稅前盈利約為161,734千元，比去年同期下降7.05%，股東應佔盈利約為91,102千元，比去年同期下降9.58%。

5.1 主營業務分行業、產品情況表

主營業務分行業、產品情況表

單位：人民幣千元

分行業	主營業務收入	主營業務成本	毛利率(%)	主營業務收入比上年同期增減(%)	主營業務成本比上年同期增減(%)	毛利率比上年同期增減(%)
中成藥製造	970,509	451,384	53.49	4.43	7.51	-2.33
貿易業	2,606,913	2,409,410	7.58	25.84	27.04	-10.32
其中：批發	2,315,062	2,169,397	6.28	24.98	26.08	-11.49
零售	190,793	144,714	24.15	17.82	18.19	-0.99
進出口	101,068	95,099	5.91	76.31	78.42	-15.83
合計	3,577,432	2,860,794	20.03	19.21	23.47	-12.11
其中：關聯交易	45,876	42,434	14.98	51.95	53.25	-4.61

分產品	主營業務收入 同期增減(%)	主營業務成本	毛利率(%)	主營業務收入比上年同期增減(%)	主營業務成本比上年同期增減(%)	毛利率比上年同期增減(%)
清熱解毒類	275,665	137,520	50.11	26.13	25.93	0.12
糖尿病類	150,706	54,390	63.91	-18.16	-14.72	-0.81
止咳化痰利肺類	133,157	70,910	46.74	30.91	34.69	-3.05
跌打風濕類	101,355	39,912	60.59	-0.03	-1.16	0.73
胃腸用藥	55,273	29,261	47.06	12.90	14.69	-2.10
其中：關聯交易	10,312	5,058	50.49	31.18	28.96	1.78

關聯交易的定價原則	公司與關聯方發生的購貨合同與其他非關聯企業之間的價格完全一致，以政府制定的價格或市場價格為依據，並根據市場化的原則確定價格，充分體現公平性。

5.2 主營業務分地區情況

單位：人民幣元

地區	主營業務收入 2003年1至6月	主營業務收入 2002年1至6月	主營業務收入比上年增減(%)
華南	2,796,172,282.27	2,291,105,799.03	22.04
華東	249,884,526.21	239,603,516.37	4.29
華北	156,764,257.94	129,771,469.51	20.80
東北	110,172,068.36	105,704,339.97	4.23
西南	143,297,495.31	111,841,489.50	28.13
西北	68,335,923.44	84,542,478.36	-19.17
出口	52,806,025.43	38,313,810.63	37.83
合計	3,577,432,478.96	3,000,882,903.37	19.21

報告期內，廣東及國內一些地區發生非典型肺炎(「非典」)疫情，對國內的醫藥市場產生了一系列的影響：一是部分醫藥產品市場呈現急劇變化；二是部分地區醫院門診業務顯著下降而導致醫院用藥下降；三是部分原藥材價格大幅度上升而導致製造業務毛利率下降。上述因素對本集團製造業務和貿易業務的業績產生一定的影響。

(1) 中成藥製造業務

按中國會計準則及制度計算，製造業務於二零零三年上半年營業額約為970,509千元，比去年同期增長4.43%，利潤總額約為122,055千元，比去年同期減少15.63%；按香港會計準則計算，營業額約為970,509千元，比去年同期增長4.43%，除稅前盈利約為121,898千元，比去年同期下降13.54%。

面對國內醫藥市場的急劇變化，製造業務一是及時把握機遇，積極應對市場的變化，做好抗「非典」藥物的生產和市場營銷工作，最大限度地滿足市場需求的增加；二是努力做好主要城市醫院、零售藥店和消費者等終端市場的推廣推廣和宣傳工作，加強銷售客戶關係管理工作，儘量減少「非典」因素的負面影響；三是積極物色和培育有市場潛力的主要品種，加大市場拓展的投入，精心做好市場營銷策劃和推廣工作，努力培育新的經濟增長點。

二零零三年上半年銷售額顯著增長的重點產品有王老吉涼茶系列產品、清開靈顆粒、夏桑菊、蜜煉川貝枇杷膏、清熱暗瘡片等，上述產品增幅分別達到33.62%、58.70%、22.55%、113.68%、40.71%。

受「非典」疫情因素的影響，報告期內，本集團的糖尿病用藥產品銷售額比去年同期下降18.43%；受原材料、包裝品價格變動等因素的影響，上半年製造業務的毛利率比上年同期下降1.28個百分點。

製造業務主要品種的銷售情況

單位：人民幣萬元

產品類別	2003年1至6月銷售收入	毛利額
清熱解毒類	27,567	13,815
糖尿病類	15,071	9,632
止咳化痰利肺類	13,316	6,219
跌打風濕類	10,129	6,137
胃腸用藥	5,527	2,601

報告期內，本集團繼續推進新產品的研發及重點產品的二次開發工作。報告期內已投產的新產品有4個；已完成研究正在申報批文的有3個產品；正在研究的尚有風濕平膠囊、泛昔洛韋軟膠囊等12個項目。其中，風濕平膠囊正在進行第三期臨床研究工作。

本集團致力於加快企業的技術改造步伐。報告期內，廣州敬修堂製藥有限公司的原料藥車間獲得國家GMP認證證書；廣州敬修堂(藥業)股份有限公司的栓劑車間、提取車間、前處理車間、倉庫等新建工程，廣州奇星藥廠的丸劑車間和顆粒劑車間技改工程，廣州星群(藥業)股份有限公司的全自動顆粒生產線、沖劑生產線等技改項目已完成並投入生產；廣州潘高壽藥業股份有限公司膏露車間及口服液生產線技改項目、廣州羊城藥業股份有限公司片劑和口服液生產車間、廣州星群(藥業)股份有限公司新廠房建工程和廣州中一藥業有限公司的新廠房建設工程等技改項目正在進行中。

報告期內，本集團已全面完成下屬七家製造企業ERP系統的實施並上線運行。目前，商業ERP系統和企業決策支持系統正在實施。

(2) 醫藥貿易業務(包括批發、零售及進出口)

按中國會計準則及制度計算，貿易業務於二零零三年上半年銷售營業額約為2,606,923千元，比去年同期增長25.84%，除稅前盈利約為40,744千元，比去年同期增長1.68%；按香港會計準則計算，營業額約為2,606,923千元，比去年同期增長25.84%。除稅前盈利約為39,836千元，比去年同期增長20.61%。

受國家藥品價格政策及醫院藥品招標採購等因素的影響，二零零三年上半年貿易業務的銷售毛利率同比下降0.87個百分點。同時，期末應收賬款亦出現顯著增長，與年初值相比，期末應收賬款增長39.52%。

報告期內，貿易業務一是根據市場的變化及時調整銷售策略，做好急需「非典」藥品貨源的採購、調撥和市場拓展工作，特別是做好醫院和零售藥店的供應工作，確保了上半年銷售收入的顯著增長；二是積極發展新藥、特效藥和名牌產品的代理及經銷，保持獨家代理品種以及名牌系列產品的良好銷售勢頭；三是積極培育有潛力的銷售市場。報告期內，貿易業務在深圳市、汕頭市分別設立了分公司，同時重點開拓OTC藥物和省外銷售網絡，這對擴大企業的影響力和提高市場的競爭力起到了積極的作用；四是發揮「健民」和「采芝林」零售網絡的品牌和優質服務優勢，努力做好終端市場的銷售工作。截至二零零三年六月三十日，本集團的醫藥零售網點共有267家，其中，主營中藥的「采芝林」藥業連鎖店162家，主營西藥的「健民」醫藥連鎖店105家；五是加快醫藥物流中心技改項目的建設工作，目前該項目的基建工程已基本完成，部分倉庫已投入使用。

報告期內，批發業務和零售業務的銷售收入分別比去年同期增長24.98%和17.82%。

5.3 對淨利潤產生重大影響的其他經營業務

□適用 ☑ 不適用

5.4 參股公司經營情況(適用投資收益佔淨利潤10%以上的情況)

□適用 ☑ 不適用

5.5 主營業務及其結構發生重大變化的原因說明

□適用 ☑ 不適用

5.6 主營業務盈利能力(毛利率)與上年相比發生重大變化的原因說明

□適用 ☑ 不適用

5.7 利潤構成與上年度相比發生重大變化的原因分析

□適用 ☑ 不適用

5.8 募集資金使用情況

5.8.1 募集資金運用

☑適用 □不適用

單位：人民幣萬元

募集資金總額	73,799	本期已使用募集資金總額	8,082
		已累計使用募集資金總額	49,862

承諾項目	擬投入金額	是否變更項目	實際投入金額	產生收益金額	是否符合計劃進度和預計收益
舒肝丸技改	2,980	否	2,980	銷售3,420、毛利2,441	是
保濟丸技改	1,100	否	1,100	銷售169、毛利36	是
新產品胃腸消產業化	1,900	否	759	—	是
引進再造全自動小丸生產線技改	1,100	否	1,016	銷售1,302、毛利861	是
華佗再造丸技改	1,700	否	1,685	銷售2,793、毛利1,626	是
喉疾靈、橘紅四類小丸技改	2,910	否	1,505	銷售2,280、毛利1,049	是
引進口服液生產線技改	2,950	否	1,371	銷售1,255、毛利439	否
新產品克感利咽口服液產業化	1,960	否	1,075	—	是
成形膠囊注射劑技改	1,200	否	1,135	銷售1,731、毛利1,229	是
引進高速全自動顆粒劑生產線技改	2,990	否	2,990	銷售4,117、毛利1,367	是
小兒腸胃康沖劑技改	1,300	否	1,300	銷售831、毛利391	是
新產品健胃消脂膠片產業化	2,950	否	164	—	是
滑膜炎膠片、消炎膠囊片技改	1,760	否	1,326	銷售593、毛利415	是
南藥車間技改	2,950	否	2,950	銷售3,966、毛利1,140	是
梧州車間技改	1,200	否	1,200	銷售1,159、毛利939	是
中藥現代化提取分離純化技術產業化基地	2,990	否	1,603	—	是
超臨界CO2萃取技術產業化基地	2,990	否		—	是
增設醫藥連鎖店	5,930	否	6,291	銷售3,011、毛利573	是
增設采芝林連鎖店	5,950	否	2,016	銷售16、毛利5	否
物流中心技改	7,000	否	2,000	—	否
商業ERP系統技改	2,000	否	1,014	—	是
生物醫藥研究開發中心	8,000	否	4,592	—	是
補充流動資金	5,000	否	7,969	—	是
合計	70,830	—	49,862	銷售25,043、毛利13,050	—

未達到計劃進度和收益的說明	引進口服液生產線技改項目因廠房改造而推遲項目完成時間；增設醫藥連鎖店項目因連鎖藥店市場競爭激烈，故建設步伐有所放緩；物流中心技改項目因廣州市道路改造而延期，現進工工程已順利進行。

變更原因及變更程序說明 無發生變更

注：有關項目產生的效益屬於本報告期的新增效益。

5.8.2 變更項目情況

□適用 ☑ 不適用

5.9 董事會下半年的經營計劃修改計劃

□適用 ☑ 不適用

5.10 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅度變動的警示及原因說明

□適用 ☑ 不適用

5.11 公司管理層對會計師事務所本報告期「非標意見」的說明

□適用 ☑ 不適用

5.12 公司管理層對會計師事務所上年度「非標意見」涉及事項的變化及處理情況的說明

□適用 ☑ 不適用

6 重要事項

6.1 收購、出售資產及資產重組

6.1.1 收購或置入資產

□適用 ☑ 不適用

6.1.2 出售或置出資產

□適用 ☑ 不適用

6.1.3 自資產重組報告書或收購出售資產公告刊登後，該事項的進展情況及對報告期經營成果與財務狀況的影響。

□適用 ☑ 不適用

6.2 擔保事項

□適用 ☑ 不適用

6.3 關聯債權債務往來

☑適用 □不適用

單位：人民幣千元

關聯方應收應付項目：	向關聯方提供資金 發生額	向關聯方提供資金 餘額	關聯方向上市公司提供資金 發生額	關聯方向上市公司提供資金 餘額
廣州僑光製藥廠	2,044	9,281	113	137
廣州明興製藥廠	—	2	13	72
廣州天心藥業股份有限公司	-918	—	-310	12
廣州何濟公製藥廠	256	273	-95	32
廣州光華藥業股份有限公司	-237	100	205	319
廣州衛生材料廠	-217	925	-221	124
廣州華南醫療器械有限公司	—	—	13	13
廣州醫藥物資供應公司	—	—	22	22
廣州醫藥集團盈邦營銷有限公司	502	4,009	860	1,377
保聯拓展公司	—	—	4,951	8,262
廣州中寧藥業有限公司	-359	118	—	—
廣州星華保健飲料有限公司	245	1,625	—	—
廣州白雲山企業集團	-4,306	2,108	36	36
廣州白雲山明興製藥廠	4,740	4,740	9	10
廣州白雲山中藥廠	19	390	160	184
其他應收應付項目：				
廣州醫藥集團有限公司	-80	8,050	1,977	12,382
廣州僑光製藥廠	-197	—	-36	—
廣州醫療器械廠	-33	—	—	—
廣州衛生材料廠	54	54	—	—
廣州華南醫療器械有限公司	—	100	—	—
廣州醫藥物資供應公司	—	—	—	1,024
廣州醫藥集團盈邦營銷有限公司	—	5,030	—	—
保聯拓展公司	2,615	8,411	—	
廣州中寧藥業有限公司	17	17	—	—
廣州星華保健飲料有限公司	-150	3,250	—	—
廣州醫藥工業研究所	2,000	2,000	—	174

6.4 重大訴訟仲裁事項

□適用 ☑ 不適用

6.5 其他重大事項及其影響和解決方案的分析說明

□適用 ☑ 不適用

6.6 在報告期內，本公司員工人數與員工薪酬政策沒有重大變動。

6.7 資本結構、財政資源及資本承擔情況

於二零零三年六月三十日，本集團之長期借款為人民幣11,718萬元(其中1,000萬元一年內到期)，該借款為人民幣定息借款，其中2,000萬元將於二零零四年到期，2,768萬元將於二零零五年到期，另外5,950萬元於二零零六年到期。於二零零三年六月三十日，本集團的現金及現金等價物為人民幣89,214萬元，其中約89.40%及10.60%分別為人民幣及港幣。

6.8 資本性開支

本集團預計二零零三年資本性開支約為人民幣2.91億元，上半年已開支1.36億元，本集團的資金完全能夠滿足資本性開支計劃和日常運營等所需資金。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

二零零三年半年度報告摘要

6.9 外匯風險

本集團大部分收入、支出、資產及負債均為人民幣或以人民幣結算，所以並無重大的外匯風險。

6.10 或有負債

截止二零零三年六月三十日止，本集團並無重大或有負債。

6.11 集團資產抵押詳情

於二零零三年六月三十日，本集團之部份銀行借款是以賬面淨值為人民幣9,726萬元的固定資產作抵押。

6.12 本報告期，本公司董事會建議不派發截至二零零三年六月三十日止六個月的股息，亦不進行公積金轉增股本。

6.13 報告期內，本公司無重大收購及出售資產(包括附屬公司及聯營公司)、吸收合併事項。

6.14 資產負債率

截至二零零三年六月三十日，本集團的資產負債率相對去年數字並無重大不利變動。

6.15 最佳應用守則

於本報告期間內本公司已遵守聯交所上市規則附錄十四所載之《最佳應用守則》規定。

7 財務報告

7.1 審計意見

財務報告　　☑未經審計　　☐審計

7.2 比較式合併及母公司的利潤表

(1) 按按中國會計準則及制度編制的利潤表

利潤表
2003年1至6月

編制單位：廣州藥業股份有限公司

單位：人民幣元

項目	2003年1至6月 合併數	2003年1至6月 母公司	2002年1至6月 合併數	2002年1至6月 母公司
一、主營業務收入	3,577,432,478.96	—	3,000,882,903.37	—
減：主營業務成本	2,860,794,147.40	—	2,316,922,017.95	—
減：主營業務稅金及附加	12,620,768.40	—	13,583,266.17	—
二、主營業務利潤	704,017,563.16	—	670,377,619.25	—
加：其他業務利潤	19,447,910.34	-101,095.92	17,414,773.88	—
減：營業費用	249,893,026.21	—	224,639,697.95	—
減：管理費用	292,337,293.34	5,496,481.49	258,225,811.36	10,403,830.43
減：財務費用	9,745,954.57	-2,037,278.47	3,534,799.14	-3,217,632.01
三、營業利潤	171,389,199.38	-7,560,292.94	197,392,084.68	-7,186,198.42
加：投資收益	-123,373.71	105,670,008.14	-338,721.44	109,066,856.54
加：補貼收入	180,977.26	—	69,318.00	—
加：營業外收入	664,644.53	—	1,050,767.09	—
減：營業外支出	9,512,472.20	11,132.62	13,228,312.14	—
四、利潤總額	162,798,525.28	98,098,576.58	184,745,136.19	101,880,658.12
減：所得稅	60,757,080.64	—	69,144,132.64	864,591.02
減：少數股東損益	8,428,457.45	—	8,627,611.60	—
五、淨利潤	93,613,387.19	98,098,576.58	106,973,391.95	101,016,067.10

公司負責人：[illegible]　　主管財務工作的負責人：[illegible]　　會計機構負責人：[illegible]

(2) 按香港會計實務準則第25號「中期財務報告」編製之簡明賬目

簡明綜合損益表
截至二零零三年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二零零三年 人民幣千元	經重列 二零零二年 人民幣千元
營業額	1	3,577,432	3,000,883
銷售成本		(2,860,794)	(2,316,922)
毛利		716,638	683,961
其他收益		27,193	28,737
分銷成本，行政開支及其他經營開支		(566,426)	(524,912)
經營盈利	2	177,405	187,786
理財成本		(15,607)	(13,640)
應佔盈利減虧損			
共同控制實體		(225)	(339)
聯營公司		161	203
除稅前盈利		161,734	174,010
稅項	3	(62,227)	(64,875)
除稅後盈利		99,507	109,135
少數股東權益		(8,405)	(8,379)
淨利潤		91,102	100,756
轉往資本公積		—	(220)
股東應佔盈利		91,102	100,536
股息	4	48,654	48,654
每股盈利	5	人民幣0.112元	人民幣0.124元

1. 分部資料

集團經營以下主要業務分部：

- 製造中成藥
- 批發西藥、中成藥、中藥材及醫療器械
- 零售西藥、中成藥、中藥材及醫療器械
- 進出口藥業

集團其他業務主要為持有投資物業及非買賣證券，兩者的規模皆不足以作出獨立報告。

因海外市場之業務佔集團綜合營業額及經營業績不足10%，則毋須提列地區營業額和經營業績之分析。

本集團之業務分部營業額及業績分析如下：

截至二零零三年六月三十日止六個月

	製造 人民幣千元	批發 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	集團 人民幣千元
營業額						
外部	970,509	2,315,062	190,793	101,068	—	3,577,432
內部	22,122	109,939	4,140	—	(141,201)	—
總計	992,631	2,425,001	194,933	101,068	(141,201)	3,577,432
分部業績	143,929	45,326	4,375	1,693	(13,113)	184,270
未分配成本						(6,865)
經營盈利						177,405
理財成本						(15,607)
應佔盈利減虧損						
共同控制實體	(225)					(225)
聯營公司	161					161
除稅前盈利						161,734
稅項						(62,227)
少數股東權益						(8,405)
股東應佔盈利						91,102

截至二零零二年六月三十日止六個月

	製造 人民幣千元	批發 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	集團 人民幣千元
營業額						
外部	929,307	1,832,312	181,940	57,324	—	3,000,883
內部	28,188	131,899	—	—	(160,087)	—
總計	957,495	1,964,211	181,940	57,324	(160,087)	3,000,883
分部業績	159,633	40,669	3,020	144	(9,717)	196,489
未分配成本						(8,703)
經營盈利						187,786
理財成本						(13,640)
應佔盈利減虧損						
共同控制實體	(339)					(339)
聯營公司	203					203
除稅前盈利						174,010
稅項						(64,875)
少數股東權益						(8,379)
股東應佔盈利						100,756

2. 經營盈利

經營盈利已計入及扣除下列項目：

	截至六月三十日止六個月 二零零三年 人民幣千元	二零零二年 人民幣千元
計入		
出售[illegible]投資收益	30	710
固定資產、無形資產及其他資產之[illegible]	5,237	—
扣除		
固定資產折舊及攤銷	48,172	42,980
固定資產及在建工程之減值損失	—	9,382
出售固定資產損失	6,913	1,214
員工成本	284,583	244,273

3. 稅項

中國企業所得稅乃按照[illegible]稅率33%（二零零二年：33%）提撥準備。本集團轄下於中國以外地方成立的公司乃根據該等[illegible]所得稅。

在簡明綜合損益表支銷之稅項如下：

	截至六月三十日止六個月 二零零三年 人民幣千元	二零零二年 人民幣千元
本期稅項：		
中國企業所得稅	60,757	69,199
由臨時性差異產生及撥回之遞延稅項	1,426	(4,379)
	62,183	64,820
應佔以下實體之稅項：		
共同控制實體	—	—
聯營公司	44	55
稅項支出	62,227	64,875

本集團有關除稅前盈利之稅項與假若採用本公司之稅項計算之理論稅額之差額如下：

	截至六月三十日止六個月 二零零三年 人民幣千元	二零零二年 人民幣千元
除稅前盈利	161,734	174,010
按稅率33%（二零零二年：33%）計算之稅項	53,372	57,423
附屬公司不同稅率之影響	(1,223)	(1,048)
不可扣稅之支出	11,919	8,500
稅收返還	(1,841)	—
稅項支出	62,227	64,875

4. 股息

	截至六月三十日止六個月 二零零三年 人民幣千元	二零零二年 人民幣千元
已派二零零二年度末期股息每股人民幣0.06元（二零零一年已派：人民幣0.06元）(註釋)	48,654	48,654

(註釋)　董事會於二零零三年三月二十一日召開會議宣佈派發之二零零二年度末期股息每股人民幣0.06元已於二零零三年五月派發，並已記錄於截至二零零三年六月三十日止六個月之保留盈餘分配中。

5. 每股盈利

截至二零零三年六月三十日止六個月每股盈利乃按淨利潤人民幣91,102,000元（二零零二年：人民幣100,536,000元）及已發行之普通股810,900,000股（二零零二年：810,900,000股）計算。

廣州藥業股份有限公司
董事會

二零零三年八月十五日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

ANNOUNCEMENT

THE RESOLUTIONS PASSED AT THE 27TH MEETING OF THE 2ND SESSION OF THE BOARD OF DIRECTORS

IT IS HEREBY ANNOUNCED THAT the 27th meeting of the 2nd session of the board of directors of Guangzhou Pharmaceutical Company Limited (the "Company") was held at the premises of the Company at the Conference Room, 2nd Floor, 45 Shamian North Street, Guangzhou on 6 February 2004. Nine directors attended the meeting, of which Mr. Chu Youlin attended the meeting by means of teleconferencing. The meeting was presided by Mr. Cai Zhixiang, chairman of the Board with the supervisors and senior management staff of the Company sitting in which was in compliance with the requirements of the Company Law and the Articles of Association of the Company. After detailed discussion, the following matters were considered and unanimously approved and passed by the directors at the meeting:-

1. The resolution in relation to the connected transaction for acquisition of 51% equity shares of Guangzhou Pharmaceutical Yingbang Marketing Company Limited (廣州醫藥集團盈邦營銷有限公司) by the Company;

2. The resolution in relation to the connected transactions regarding lease of 2nd and 3rd Floor, Rear portion, 45 Shamian North Street, Guangzhou from Guangzhou Pharmaceutical Holdings Limited by the Company and renewal of the lease of 2nd Floor, Front portion, 45 Shamian North Street, Guangzhou and other premises;

3. The resolution in relation to the non-competition agreement entered into between the Company and Guangzhou Baiyunshan Pharmaceutical Company Limited (廣州白雲山股份有限公司);

4. The resolution in relation to the amendments of the Articles of Association of the Company and the relevant articles of " Rules of Discussions in the Board";

   Article 90 of the Articles of Association of the Company has been amended as follows:

   The Board of Directors shall be established by the Company (the "Board"). The Board shall comprise seven directors consisting of one chairman and one vice-chairman.

   Article 35 of "Rules of Discussions in the Board" has been amended as:

   The Board shall be established by the Company and shall comprise seven directors, of which three are independent directors. The Board shall consist of one chairman and one vice-chairman. The Board shall be the policy making center of the Company as entrusted by the shareholders responsible for operating and managing the assets for legal entity of the Company and shall be responsible to the shareholders.

5. The consent on recommending Mr. Cai Zhixiang, Mr. Li Yimin, Mr. Feng Zansheng and Mr. Zhou Yuejin as the candidates of directors of the next Board of the Company, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang He Yong as the candidates of independent non-executive directors of the next Board of the Company (detailed biographies see Appendix 1);

6. The resolution of the appointment of Ms. Huang Xue Zhen as the representative of the securities affairs of the Board of the Company (biography see Appendix 6); and

7. The proposal for the Company to hold an extraordinary general meeting to consider and approve the above fourth resolution for the part of amendment of the Articles of Association of the Company, the above fifth resolution and the resolution of purchase of Directors and Officers' Liabilities Insurance. (which was passed at the Board meeting held on 28 October 2003 and was published in Hong Kong and the PRC on 29 October 2003).

The Board of the Directors
Guangzhou Pharmaceutical Company Limited
6 February 2004

Appendix 1:

Biography of the candidates of non-independent directors:

Mr. Cai Zhixiang, aged 54, Chairman of the Board of the Company, joined GZPHL in 1981 and has over 20 years' experience in the pharmaceutical industry. Mr. Cai graduated from Guangzhou Administration College and was awarded an University diploma in Business Administration in 1991. In 2000, he was awarded a master degree in management by University of Management and Technology in the United States. At present, he is the Chairman of GZPHL. Mr. Cai is also an executive member and Vice Chairman of the Executive Committee of Guangzhou Red-Cross Association, the Honorary Vice Chairman of Guangdong Medical Association of Industry and Commerce, an executive member of the Guangzhou Association Enterpreneurs, the vice-chairman of Guangdong Enterprise Assessment Association, an executive member of the China Enterpreneurs National Executive Committees and an Executive member of the Executive Committee of the Cultural Construction Association of China Top 100 Enterprises (中國百強企業文化建設協會理事會).

Mr. Li Yimin, aged 53, Vice Chairman of the Board and Chief Pharmacist of the Company, joined GZPHL in 1970 and has 33 years' experience in the Chinese pharmaceutical industry. Mr. Li further studied at the Faculty of Biology of Zhong Shan University in 1976. He was awarded a master degree in management by University of Management and Technology in the United States in 2000. At present, he is the Deputy Chairman and General Manger of GZPHL, the Chairman of Guangzhou Baiyunshan Pharmaceutical Co., Ltd. and an independent director of Guangzhou Steel Company Ltd. Mr. Li is also an executive member of Chinese Medicine Society of China, Chairman of the Association of Pharmaceutical Industry of Guangdong Province, Vice Chairman of the Medicine Societies of Guangdong Province, Vice Chairman of the Chinese Medicine Society of Guangdong Province, and Vice Chairman of Guangzhou Chain Store Operations Association.

Mr. Feng Zansheng, aged 53, a Director of the Company, joined GZPHL in 1970. He graduated from Guangzhou Medical College in 1977 with an University diploma in Medical Treatment. He is the chief pharmacist. Mr. Feng is the Chairman and General Manager of GZPHL, and Vice Chairman of the Chinese Medical Commerce Association, an executive member of Guangdong Medical Society and Vice Commissioner of Trading Specialty.

Mr. Zhou Yuejin, aged 46, is a Director and the General Manager of the Company. Mr. Zhou has a bachelor degree in Industrial Study and a master degree in Economics, and is qualified as a Senior Economist and a Certified Pharmacist. He joined GZPHL in 1975. He has been the head of business department, assistant to factory manager, deputy factory manager, factory manager of the Guangzhou Hejigong Pharmaceutical Company Ltd., director and deputy General Manager of Po Lian Development Company Limited. He has been the General Manager of the Company since December 2001. Mr. Zhou has extensive experience in business management and investment.

Biographies of the candidates of independent non-executive directors:

Mr. Wu Zhang, aged 46, independent non-executive director of the 2nd session of the Board of the Company, is currently the Chairman of the Board of Directors of Guangzhou Securities Limited Liability Company, chairman of Golden Eagle Asset Management Co., Ltd (金鷹基金管理有限公司) and an independent director of Guangzhou Zhujiang Enterprise Company Ltd. Mr. Wu received a master degree in Business Management from Murdoch University in Australia and has a strong theoretical knowledge in economics and finance and rich experience securities management. From 1989 to 1999, Mr. Wu was General Manager of Guangzhou Yue Yin Finance Development Company, Deputy Managing Director of Hong Kong Yue Xiu Finance Company Limited and Deputy Managing Director of Hong Kong Yue Xiu Securities Company Limited.

Mr. Wong Hin Wing, aged 41, is currently the Managing Director of Legend Capital Partners Inc., a licensed corporation under the Securities and Futures Ordinance. Mr. Wong holds master degree in Executive Business Administration from the Chinese University of Hong Kong. He is a Certified Public Accountant in Hong Kong, a member of American Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators. He is also a member of the Securities Institute in United Kingdom. Mr Wong had served with an international audit firm for four years and worked as the chief financial officer of a listed company on the Stock Exchange for more than seven years.

Mr. Zhang He Yong, aged 64, graduated from Medical Science of Shanghai Medical University, is currently the consultant of the State Foods and Medicine Supervisory and Administration, Counselor of State Council, Chairman of the China OTC Medicine Association, Chairman of the Association of China Medicine Quality Control, Chairman of the Association of China Medicine Packaging and Chairman of the Association of China Medicine Packaging Equipment Industry. Mr. Zhang has been the Deputy Head of the State Medicine administration and a consultant of the State Medicines Supervisory Administration. He is well experienced in the Pharmaceutical industry.

Appendix 2:

NOMINATOR'S DECLARATION ON INDEPENDENT DIRECTOR OF Guangzhou Pharmaceutical Company Limited

The nominator, the Board of Directors of Guangzhou Pharmaceutical Company Limited, does publicly declare its nomination of Messrs. Wu Zhang, Wong Hin Wing and Zhang He Rong as candidates for independent director of the 3rd Board of Directors of Guangzhou Pharmaceutical Company Limited. The nominees have no relationship with Guangzhou Pharmaceutical Company Limited which affects the independence of the respective nominees. The particulars are as follows:

This nomination is made in full knowledge of each of the nominees' profession, academic background, professional posts, detailed work experience, and all other concurrent posts (see the appendix for the biographies of the nominees. The nominees have already given written consent to be appointed as candidates for independent director of Guangzhou Pharmaceutical Company Limited's 3rd Board of Directors . (note: Declarations of the Candidates for Independent Directors are enclosed). The nominator is of the opinion that each of the nominees:

1. is qualified to be a director of a listed company based on statues, administrative laws and regulations and other stipulations.

2. complies with the conditions of employment in the Articles of Association of Guangzhou Pharmaceutical Company Limited.

3. has the independence required by the Opinions Related to Guidance on the Setting Up of a System of Independent Directors for Listed Companies by the China Securities Regulatory Commission;

   (i) neither each of the nominees nor his direct relatives, nor other important social connections of the each of the nominees is employed by Guangzhou Pharmaceutica[l] Company Limited or its associates;

   (ii) neither each of the nominees nor his direct relatives ar[e] holding either directly or indirectly 1% of the issued shar[e] capital of Guangzhou Pharmaceutical Company Limite[d] nor are they amongst the ten largest shareholders [of] Guangzhou Pharmaceutical Company Limited;

   (iii) neither each of the nominees nor his direct relatives ar[e] holding more than 5% of the issued share capital [of] Guangzhou Pharmaceutical Company Limited, nor ar[e] they amongst the top five shareholders in Guangzho[u] Pharmaceutical Company Limited;

   (iv) over the past year, the nominees have not breach any the criteria in points (i), (ii) and (iii);

   (v) each of the nominee is not an employee of providi[ng] such services as financial, legal, management consultan[cy] or technical consultancy to such company or [its] associates.

4. each of the nominees may not concurrently hold independe[nt] directorship for more than 5 listed companies, includi[ng] Guangzhou Pharmaceutical Company Limited.

The nominator pledges the accuracy, completeness and correctness [of] the above declaration and that it does not contain any false stateme[nts] or misleading elements. The nominator is fully aware of the possi[ble] consequences of making false declarations.

Nominator: The Board of Guangzhou Pharmaceutical Comp[any] Limited

6 February 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

ANNOUNCEMENT

Appendix 3:

DECLARATION OF THE CANDIDATE FOR INDEPENDENT NON-EXECUTIVE DIRECTOR OF GUANGZHOU PHARMACEUTICAL COMPANY LIMITED

I, Wu Zhang, being a candidate for independent non-executive director for the 3rd Board of Director of Guangzhou Pharmaceutical Company Limited (the "Company"), hereby publicly declare, my assurance that there are no relations between myself and the Company which may affect my independence. Particulars of the declaration are as follows:

1. Neither myself nor my direct relatives, nor other important social connections are employed by the Company or its associated companies;
2. Neither myself nor my direct relatives are shareholders holding either directly or indirectly 1% or above of the Company's issued shares;
3. Neither myself nor my direct relatives are amongst the ten largest shareholders of the Company;
4. Neither myself nor my direct relatives are shareholders holding either directly or indirectly 5% of above of the Company's issued share capital;
5. Neither myself nor my direct relatives are amongst the five largest shareholders of the Company;
6. Over the past one year, I do not breach any of the above mentioned points (1) to (5);
7. I do not provide such services as financial, legal, management consultancy or technical consultancy to the Company or its associated companies;
8. I have not received any other benefits from the Company, its major shareholders or interested institutions and employees which have not been disclosed;
9. I shall comply with the conditions of employment set out in the Article of Association of the Company.
10. In addition, including Guangzhou Pharmaceutical Company Limited, we do not concurrently hold independent directorship for more than five listed companies.

I am fully aware of the responsibilities attached to the post of independent non-executive director and pledge the accuracy, completeness and correctness of the above declaration and that it does not contain any false statements or misleading elements. I am fully aware of the possible consequences of making false declarations. The China Securities and Regulatory Commission may ascertain my independence and employment qualifications from this declaration. During my tenure as independent non-executive director of the Company, I shall comply with the requirements of the regulations, stipulations and notices promulgated by the China Securities and Regulatory Commission, I shall ensure that I shall devote enough time and energy to carry out my obligations, that my judgment will be independent and that I shall not be impaired by the Company's major shareholders, the practical controlling personages, or other units or individuals which have interests in the Company.

Declarer: Wu Zhang

6 February 2004

Appendix 4:

DECLARATION OF THE CANDIDATE FOR INDEPENDENT NON-EXECUTIVE DIRECTOR OF GUANGZHOU PHARMACEUTICAL COMPANY LIMITED

I, Wong Hin Wing, being a candidate for independent non-executive director for the 3rd Board of Director of Guangzhou Pharmaceutical Company Limited (the "Company"), hereby publicly declare, my assurance that there are no relations between myself and the Company which may affect my independence. Particulars of the declaration are as follows:

1. Neither myself nor my direct relatives, nor other important social connections is employed by the Company or its associated companies;
2. Neither myself nor my direct relatives is a shareholder holding either directly or indirectly 1% or above of the Company's issued share capital;
3. Neither myself nor my direct relatives are amongst the ten largest shareholders of the Company;
4. Neither myself nor my direct relatives are shareholders holding either directly or indirectly 5% of above of the Company's issued share capital;
5. Neither myself nor my direct relatives are amongst the five largest shareholders of the Company;
6. Over the past one year, I do not breach any of the above mentioned points (1) to (5);
7. I do not provide such services as financial, legal, management consultancy or technical consultancy to the Company or its associated companies;
8. I have not received any other benefits from the Company, its major shareholders or interested institutions and employees which have not been disclosed;
9. I shall with the conditions of employment set out in the Article of Association of the Company;
10. In addition, including Guangzhou Pharmaceutical Company Limited, I do not concurrently hold independent directorship for more than five listed companies.

I am fully aware of the responsibilities attached to the post of independent non-executive director and pledge the accuracy, completeness and correctness of the above declaratiou and that it does not contain any false statements or misleading elements. I am fully cognizant of the possible consequences of making false declarations. The China Securities and Regulatory Commission may ascertain my independence and employment qualifications from this declaration. During my tenure as independent non-executive directors of the Company, I shall comply with the requirements of the regulations, stipulations and notices promulgated by the China Securities and Regulatory Commission, I shall ensure that I shall devote enough time and energy to carry out my obligations, that my judgment will be independent and that I shall not be impaired by the Company's major shareholders, the practical controlling personages, or other units or individuals which have interests in the Company.

Declarer: Wong Hin Wing

6 February 2004

Appendix 5:

DECLARATION OF THE CANDIDATE FOR INDEPENDENT NON-EXECUTIVE DIRECTOR OF GUANGZHOU PHARMACEUTICAL COMPANY LIMITED

I, Zhang He Yong, being a candidate for independent non-executive director for the 3rd Board of Director of Guangzhou Pharmaceutical Company Limited (the "Company"), hereby publicly declare, my assurance that there is no relations between myself and the Company which may affect my independence. Particulars of the declaration are as follows:

1. Neither myself nor my direct relatives, nor other important social connections is employed by the Company or its associated companies;
2. Neither myself nor my direct relatives is shareholder holding either directly or indirectly 1% or above of the Company's issued share capital;
3. Neither myself nor my direct relatives are amongst the ten largest shareholders of the Company;
4. Neither myself nor my direct relatives are shareholders holding either directly or indirectly 5% of above of the Company's issued share capital;
5. Neither myself nor my direct relatives are amongst the five largest shareholders of the Company;
6. Over the past year, I do not breach any of the above mentioned points (1) to (5);
7. I do not provide such services as financial, legal, management consultancy or technical consultancy to the Company or its associated companies;
8. I have not received any other benefits from the Company, its major shareholders or interested institutions and employees which have not been disclosed;
9. I shall comply with the conditions of employment set out in the Article of Association of the Company.
10. In addition, including Guangzhou Pharmaceutical Company Limited, I do not concurrently hold the independent directorship for more than five listed companies.

I am fully aware of the responsibilities attached to the post of independent non-executive director and pledge the accuracy, completeness and correctness of the above declaration and that it does not contain any false statements or misleading elements. I am fully aware of the possible consequences of making false declarations. The China Securities and Regulatory Commission may ascertain my independence and employment qualifications from this declaration. During my tenure as independent non-executive directors of the Company, I shall comply with the requirements of the regulations, stipulations and notices promulgated by the China Securities and Regulatory Commission, I shall ensure that I shall devote enough time and energy to carry out my obligations, that my judgment will be independent and that I shall not be impaired by the Company's major shareholders, the practical controlling personages, or other units or individuals which have interests in the Company.

Declarer: Zhang He Yong

6 February 2004

Appendix 6:

Biography of Representative of Securities Affairs of the Board:

Ms. Huang Xue Zhen, an intermediate economist, and translator, joined the Company in September 2003. She graduated with a bachelor degree from Faculty of Foreign Language in South China Normal University in 1996. She also graduated with a postgraduate master degree from Faculty of Foreign Language in South China Normal University in 1999. She has worked for Shenzhen Expressway Co. Ltd. in the period between July 1999 and September 2003 and has taken up positions of assistant to secretary of the Board, secretary of the Supervisory Committee and the representative of H share securities affairs.

Guangzhou Pharmaceutical Company Limited Announcement of Resolutions Passed at the Sixteenth Meeting of the 2nd Session of the Supervisory Committee

It is hereby announced that the sixteenth Meeting of the 2nd Session of the Supervisory Committee of Guangzhou Pharmaceutical Company Limited (the "Company") was held on 6 February 2004 at the Conference Room, 2nd Floor of the Company. The meeting was chaired by Mr. Chen Can Ying, chairman of the Supervisory Committee. All of the supervisors of the Company attended the meeting which complied with the Company Law and the Articles of Association of the Company. The following resolutions were considered and passed unanimously at the meeting:

1. The resolution of the connected transaction in relation to the acquisition of 51% equity shares of Guangzhou Pharmaceutical Yingbang Marketing Company Limited (廣州醫藥集團盈邦營銷有限公司) by the Company;
2. The resolution in relation to the agreement on the leasing of office building and other premises entered into between the Company and Guangzhou Pharmaceutical Holdings Limited;

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

ANNOUNCEMENT

3. The resolution in relation to the non-competition agreement entered into between the Company and Guangzhou Baiyunshan Pharmaceutical Company Limited (廣州白雲山股份有限公司);

4. The resolutions in relation to the amendment of the Articles of Association;

5. The consent of recommending Mr. Zhong Yu Gan and Mr. Ou Yang Qiang as the candidates of the shareholder representatives of the next Supervisory Committee; Mr. Chen Canying as the candidate of the staff representative of the next Supervisory Committee (whose biographies are enclosed herewith);

6. *The Company proposed to hold an extraordinary general meeting to approve the fourth resolution, the fifth resolution and the* resolution of the purchase of Directors and Officers' Liabilities Insurance.

The Supervisory Committee
Guangzhou Pharmaceutical Company Limited

6 February 2004

Appendix:

Biography of candidate of supervisor of staff representatives

Mr. Chen Canying, aged 54, joined GZPHL in 1973. Mr. Chen is the chairman of the Supervisory Committee of the Company. Mr. Chen graduated from Guangzhou Administration College in 1985. Mr. Chen is also the Chairman of the Labor Union of the Company Limited, chairman of the Guangzhou Pharmaceutical Company Limited. Mr. Chen is also the director of the Guangzhou Entrepreneurs Association, a member of the Editorial Committee of "Chinese Medicine Affairs Paper", and the director of the Chinese Medicine Economic Research Association.

Biography of candidate of supervisors

Mr. Zhong Yu Gan, aged 48, graduated from Business Economics Department of Beijing Business College in 1982 and was awarded a bachelor of arts in economics. *He studied abroad in the former University of* 契里爾，麥托蒂 *in Yugoslavia.* Mr. Zhong is currently *the Head of Business-Administration Faculty in the Guangdong* Business College, *the professor of management studies and the tutor* of Master degree postgraduates. He is also the deputy chairman of the Association of Marketing Research of China higher institutes, the deputy secretary general of the Association of China Marketing Study, the committee member of academic work of the Association of China International Public Relations, the deputy chairman of the Guangdong Province Business Economics Association, the executive member of the Guangdong Province Public Relations Association. Mr. Zhong is well experienced in the fields of marketing and sales, strategic decision *making and corporate management.*

Mr. Ou Yang Qiang, aged 42, is the senior manager of the human *resources division and an intermediate economist.* He graduated from Guangzhou Administrative College and was awarded a diploma in Economics Management University in 2000. Mr. Ou Yang joined Guangzhou Pharmaceutical Holdings Limited in 1999 and has been the deputy chairman and chairman of Guangzhou Pharmaceutical Holdings Limited.

Announcement of Convening the First Extraordinary General Meeting of Guangzhou Pharmaceutical Company Limited in 2004

Notice is hereby given that the first Extraordinary General Meeting ("EGM") of Guangzhou Pharmaceutical Company Limited (the "Company") will be held at the address of the Company at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China at 11:30 a.m. on Friday, 26 March 2004 for the *following purposes:*

1. **To approve the following resolutions by way of ordinary resolutions:**

   (1) The election of Mr. Cai Zhixiang, Mr. Li Yimin, Mr. Feng Zansheng and Mr. Zhou Yuejin as the candidates of non-independent directors of the next board of directors (the "Board") of the Company, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang He Yong as the candidates of independent non-executive directors of the next Board of the Company; *Mr. Ou Yang Qiang and Mr. Zhong Yu Gan as the candidates of the supervisors of the next* Supervisory Committee of the Company (Biographies of the candidates have already been announced in the resolutions of the Board on 6 February 2004). The tenure of each of the directors and supervisors of the next Board appointed is three years, and will be terminated until the directors of the next Board and supervisors of the next Supervisory Committee are elected.

   (2) The purchase of insurance of liability for the directors and senior management of the Company (which was passed at the board meeting held on 28 October 2003 and was published in Hong Kong and the PRC on 29 *October 2003) and the granting of mandate to the Board* to handle the procedures thereof.

   The Directors and Officers' liabilities Insurance (including risks in relation to the United States of America and Canada) covers the directors and senior management of the Company (including the person-in-charge of finance department of the Company), for one year, and the annual charge of the insurance is expected to be not exceeding RMB200,000.

2. **To approve the following resolution by way of special resolutions:**

   (1) *The amendment of the Articles of Associations of the Company.*

   To amend the Articles of Associations of the Company:

   Article 90: The Board of Directors shall be established by the Company (the "Board"). The Board *shall comprise 9 directors consisting of one chairman and a vice-chairman.*

   To read:

   Article 90: The Board of Directors shall be established by the Company (the "Board"). The Board shall comprise 7 directors consisting of one chairman and a vice-chairman.

3. **Attendees:**

   (1) Domestic and foreign shareholders whose names appear on the Register of Members of the Company at the close of trading in the afternoon on Tuesday, 24 February 2004 (including those foreign shareholders who have already successfully submitted verified documents of shareholding transfer applications on or before 24 February 2004) are entitled to attend the meeting. The Register of Members of the Company will be closed from Wednesday 25 February 2004 to Friday, 26 March 2004 (both days inclusive) during which period no transfer of H shares will be effected;

   (2) Each shareholder can appoint his/her representative to attend the meeting on his/her behalf; and

   (3) The directors, supervisors and senior management of the Company.

4. **Registration for the meeting:**

   (1) Registration procedures: to attend the meeting, an individual shareholder should bring along his/her identity card, shareholder account card; a representative should *bring along his/her identity card, the power of attorney issued by the unit, shareholder account card of the legal* entity and a copy of the business license of the legal entity. Overseas shareholders can make registration by mail, telephone or fax.

   (2) *Registration time:* 8:30 a.m. - 11:30 a.m. and 2:00 p.m. - 4:30 p.m. on Friday, 5 March 2004;

   (3) Place of registration: Company Secretary Office

5. **Others:**

   (1) Shareholders attending the meeting shall be responsible for their own traveling and accommodation expenses.

   (2) *Contact person:* Mr. He Shuhua
   Tel: 020-81218117 Fax: 020-81216408

Appendix: Proxy Form

I/We hereby appoint Mr./Ms. __________ as my/our representative to attend and vote on behalf of me/us at the first Extraordinary General Meeting of Guangzhou Pharmaceutical Company Limited in 2004.

(Please indicate clearly whether you are in favour, against or abstaining with respect to each of the resolution)

Signature of Appointor: __________

Identity card number of Appointor: __________

Number of shares held by Appointor: __________

Shareholder account number of Appointor: __________

Signature of representative: __________

Identity card number of representative: __________

Date of appointment: __________ 200

Reply slip for attending to the first Extraordinary General Meeting of Guangzhou Pharmaceutical Company Limited

According to the Company's Articles of Association, the Company La of the PRC, and the relevant regulations, all shareholders of the Company intended to attend the first Extraordinary General Meeting of Guangzhou Pharmaceutical Company Limited (the "Company") 2004 are required to complete the following confirmation form:

Name: __________

Holders of: __________ sha

Identity card number: __________

Telephone number: __________

Address: __________

Date: __________

Signature of Shareholders: __________

Notes:

1. Please insert full name(s) in block letters. Copies of this confirmation are also valid.
2. Please present copies of identity card.
3. *Please present copy of documents indicating the number of shares he* you.
4. To be valid, this form must be delivered to the Company in person, by or fax before 6 Mach 2004.
5.

(1) To deliver this form by hand or by post to:
2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guang Province, the People's Republic of China
Postal code: 510130
The Secretary Office of the Board of Guangzhou Pharmaceutical Co Limited

(2) To obtain this form by fax, please fax to:
The Secretary Office of the Board of Guangzhou Pharmaceutical Co Limited
Fax number: 8620-81216408

The Board
Guangzhou Pharmaceutical Company Li

6 February 2004

The above announcements are made in accordance with paragrap of the Listing Agreement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

CONNECTED TRANSACTIONS
ACQUISITION OF INTEREST IN YINGBANG
&
LEASE OF PROPERTIES
NEW NON-COMPETITION AGREEMENT

The Acquisition

On 6 February 2004, the Company entered into the Acquisition Agreement with GPHL pursuant to which the Company agreed to acquire from GPHL 51% equity interest in Yingbang for a cash consideration of RMB3,888,713.99 (equivalent to approximately HK$3,668,598.10). The consideration represents approximately 51% of the market value of the net assets of Yingbang as at 31 October 2003.

Yingbang is a wholly-owned subsidiary of GPHL. GPHL is the controlling shareholder of the Company holding approximately 63.26% of the issued share capital of the Company. Accordingly, GPHL is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company as defined in the respective listing rules of the Stock Exchange and the Shanghai Stock Exchange. Pursuant to rule 14.25(1) of the Listing Rules, details of the Acquisition are disclosed in this announcement and will be included in the next annual report and accounts of the Company in accordance with Rule 14.25 (1)(A) to (D) of the Listing Rules.

The Trading Transactions between the Group and the GPHL Group will constitute connected transactions under the Listing Rules. The Directors estimate the annual aggregate value of the Trading Transactions will not exceed the higher of HK$10,000,000 (equivalent to approximately RMB10,600,000) and 3% of the latest published consolidated net tangible assets value of the Group. As a result, the Trading Transactions are only subject to disclosure requirements pursuant to rule 14.25(1) of the Listing Rules. Furthermore, details of the Trading Transactions will be included in the next annual report and accounts of the Company in accordance with Rule 14.25 (1)(A) to (D) of the Listing Rules.

The Lease Agreements

The Company has entered into various lease agreements with GPHL. The leases constitute connected transactions of the Company as defined in the respective listing rules of the Stock Exchange and the Shanghai Stock Exchange. As the aggregate rent payable by the Company to GPHL under the leases does not exceed the higher of HK$10,000,000 (equivalent to approximatelyRMB10,600,000) and 3% of the latest published consolidated net tangible assets value of the Group, the leases are only subject to disclosure requirements pursuant to rule 14.25(1) of the Listing Rules. Details of the leases will be included in the next and each successive annual report and accounts of the Company in accordance with Rule 14.25 (1)(A) to (D) of the Listing Rules.

The New Non-competition Agreement

As set out in the Prospectus, the Company and GPHL have entered into the Existing Non-competition Agreement which provides, inter alia, that the GPHL Group will not engage directly or indirectly in any business that competes with those of the Group.

Pursuant to a directive issued by the Guangzhou Municipal Government on 15 November 2000, GPHL was appointed to oversee the debt restructuring of the BYSHL Group, which was under financial distress. The BYSHL Group is a state-owned conglomerate with over 40 subsidiaries covering a variety of industries. BYSCL was one of the subsidiaries of BYSHL and has been engaged in the development, manufacture and sale of pharmaceutical products. At present, both the Group and the BYSCL Group manufacture the Common Products.

Given that GPHL (i) does not exercise or control the exercise of 30% or more of the voting power at the general meetings of BYSCL; and (ii) does not control the composition of a majority of the board of directors of BYSCL, BYSCL is not considered an associate of GPHL within the meaning ascribed thereto under the Listing Rules. Accordingly, BYSCL is not a part of the GPHL Group and the manufacture of the Common Products by the BYSCL Group does not constitute a breach of the Existing Non-competition Agreement.

However, at the request of CSRC and in order to avoid any perception of conflicts of interest, the Company and BYSCL entered into the New Non-competition Agreement on 6 February 2004. Pursuant to the New Non-competition Agreement, effective from 1 January 2004, for so long as the securities of the Company remain listed on the Stock Exchange and/or the Shanghai Stock Exchange, and GPHL remains as a controlling shareholder of the Company and a substantial shareholder of BYSCL, the Group will manufacture four Common Products, while the BYSCL Group will manufacture the remaining three, details of which are set out in the section headed "New Non-competitive Agreement" of this announcement. In addition, each of the Group and the BYSCL Group will not research, develop or manufacture new products that are being researched, developed or manufactured by the other party.

Details of the New Non-competition Agreement are disclosed in this announcement pursuant to paragraph 2(2) of the Listing Agreement.

THE ACQUISITION

Acquisition Agreement

Date

6 February 2004

Parties

Vendor: GPHL

Purchaser: The Company

Assets to be acquired

51% equity interest in Yingbang

Consideration

RMB3,888,713.99 (equivalent to approximately HK$3,668,598.10)

The consideration represents approximately 51% of the market value of the net assets of Yingbang in the amount of RMB7,624,929.40 as at 31 October 2003, according to the valuation report dated 22 November 2003 issued by 廣州羊城會計師事務所有限公司 (Guangzhou Yangcheng Certified Public Accountants Co. Ltd.). The consideration has been arrived at after arm's length negotiation with reference to the valuation of the net assets of Yingbang as at 31 October 2003. The market value of the net assets of Yingbang as at 31 October 2003 was approximately 2.7% higher than its audited book value as at 30 September 2003.

The consideration will be paid in cash by the Company to GPHL within 10 days from the date of the Acquisition Agreement, being 16 February 2004. The consideration will be financed by the internal resources of the Company.

The Directors (including the independent non-executive Directors) consider that the consideration represents normal commercial terms and are fair and reasonable insofar as the Company and its shareholders are concerned.

Completion

The Acquisition will be completed upon registration with the local Administration of Industry and Commerce of the shareholding change in Yingbang.

Shareholding structure of Yingbang immediately before and after the Acquisition

Before the Acquisition **After the Acquisition**


GPHL
100%
63.26%
Yingbang
The Company
GPHL
63.26%
49%
51%
The Company
Yingbang

Following the completion of the Acquisition, the Company will hold 51% of the equity interest in Yingbang. Accordingly, Yingbang will become a subsidiary of the Company and its results will be consolidated into the results of the Group.

Information on the Group

The Group is principally engaged in (i) the manufacture and sale of Chinese patent medicine and (ii) the wholesale, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus.

Information on the GPHL Group

GPHL is the controlling shareholder of the Company holding approximately 63.26% of the issued share capital of the Company. It is a state-owned enterprise in the PRC. It is principally engaged in the development, manufacture and trading of western pharmaceutical products.

Information on Yingbang

廣州醫藥建設開發公司 (Guangzhou Pharmaceutical Development Company), the predecessor of Yingbang, was established in 1984. In 2000, it was converted into a limited liability company and its name was changed to Yingbang. It is engaged in the trading of (i) raw materials for pharmaceutical products; (ii) finished pharmaceutical products; and (iii) medical apparatus.

Yingbang's trading partners include the Group, the GPHL Group and Independent Third Parties. Yingbang mainly supplies pharmaceutical raw materials to the Group and the GPHL Group, while resells finished pharmaceutical products and medical apparatus sourced from the Group and Independent Third Parties. With over 50 staff and offices in about 19 cities and provinces in the PRC, Yingbang has developed a strong marketing network.

The audited sales and net profit/(loss) of Yingbang for the two years ended 31 December 2002 and the nine months ended 30 September 2003 in accordance with PRC GAAP are set out as follows:

RMB ('000)	Year ended 31 December 2001	Year ended 31 December 2002	Nine months ended 30 September 2003
Sales	68,290	97,462	81,469
Net profit/(loss)	69	(277)	1,041

Yingbang's net profit improved from the year ended 31 December 2002 to the nine months ended 30 September 2003 mainly because it managed to reduce its operating expenses during the nine months ended 30 September 2003.

As at 31 December 2001 and 2002 and 30 September 2003, the audited net assets value of Yingbang in accordance with PRC GAAP was approximately RMB9.4 million, RMB9.2 million and RMB7.4 million, respectively.

According to the valuation report dated 22 November 2003 issued by 廣州羊城會計師事務所有限公司 (Guangzhou Yangcheng Certified Public Accountants Co. Ltd.), as at 31 October 2003, Yingbang had total assets of RMB34,145,328.45, current assets of RMB33,432,496.64, total liabilities of RMB26,520,399.05 and net assets of RMB7,624,929.40.

Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition will allow the Group to leverage on Yingbang's sales network in the PRC to increase the sales of the Group's pharmaceutical products and enlarge the Group's customer base.

Connected transactions

The Acquisition

Yingbang is a wholly-owned subsidiary of GPHL. GPHL is the controlling shareholder of the Company holding approximately 63.26% of the issued share capital of the Company. Accordingly, GPHL is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company as defined in the respective listing rules of the Stock Exchange and the Shanghai Stock Exchange. Pursuant to rule 14.25(1) of the Listing Rules, details of the Acquisition are disclosed in this announcement and will be included in the next annual report and accounts of the Company in accordance with Rule 14.25 (1)(A) to (D) of the Listing Rules.

The Trading Transactions

Yingbang has been trading pharmaceutical products with the GPHL Group. Following the completion of the Acquisition, such transactions will become connected transactions of the Company under the Listing Rules.

As set out under the paragraph headed "Waiver Application" under the section headed "Particulars of the Group" of the Prospectus, the Company has applied to the Stock Exchange for the Original Waiver with respect to the Trading Transactions. Pursuant to the Original Waiver, the Trading Transactions between the Group (including Yingbang) and the GPHL Group are allowed as long as (i) the aggregate amount of the Sale Transactions does not exceed 3% of the Group's turnover in any financial year; (ii) the aggregate amount the Purchase Transactions does not exceed 8% of the Group's cost of goods sold in any financial year; and (iii) the Company complies with other conditions of the Original Waiver as set out in the Prospectus.

After reviewing the historical values of the Trading Transactions in recent years, the Directors find that the caps for the Trading Transactions granted under the Original Waiver exceed the actual needs of the Group. Due to the change in circumstances, the Directors consider that the Original Waiver will no longer be applicable. The Directors estimate that the annual aggregate value of the Trading Transactions will not exceed the higher of HK$10,000,000 (equivalent to approximately RMB10,600,000) and 3% of the latest published consolidated net tangible assets value of the Group. Therefore, although the Original Waiver is no longer applicable, the Trading Transactions are only subject to disclosure requirements pursuant to rule 14.25(1) of the Listing Rules. Furthermore, details of the Trading Transactions will be included in the next annual report and accounts of the Company in accordance with Rule 14.25 (1)(A) to (D) of the Listing Rules.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

CONNECTED TRANSACTIONS
ACQUISITION OF INTEREST IN YINGBANG
&
LEASE OF PROPERTIES
NEW NON-COMPETITION AGREEMENT

The Directors (including the independent non-executive Directors) consider that the Trading Transactions will be conducted in the ordinary and usual course of the business of the Group. In addition, each Trading Transaction will be negotiated on an individual and arm's length basis and will be conducted on normal commercial terms and on terms no less favourable than those available to Independent Third Parties. Therefore, the Directors (including the independent non-executive Directors) consider that the terms of the Trading Transactions are fair and reasonable so far as the shareholders of the Company are concerned.

THE LEASE AGREEMENTS

The Company has entered into various lease agreements with GPHL. Details of the lease agreements are set out below.

A. Office A Lease Agreement

Date: 6 February 2004

Property: Office premises located on 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC

Lessor: GPHL

Lessee: The Company

Area: Approximately 530 sq. m.

Term: From 1 February 2004 to 31 August 2007 (subject to renewal on terms and conditions to be agreed by the parties) (see remarks below)

Rent: RMB45,050 (equivalent to approximately HK$42,500) per month, subject to adjustment with reference to the standard rent prescribed by 廣州市房地產管理局 (Guangzhou Real Estate Administration Bureau) from time to time. The rent is currently at a discount of approximately 29% to the standard rent prescribed by 廣州市房地產管理局 (Guangzhou Real Estate Administration Bureau) as at 16 April 1999, being the date on which the Guangzhou Real Estate Administration Bureau last published such standard rent

The rent is exclusive of charges for utilities and other outgoings which are payable based on actual consumption.

The rent is payable on a quarterly basis in arrears.

Remarks: The Company has leased this property from GPHL since 1 September 1997. The lease was subsequently renewed in November 2000. For details, please refer to the Company's announcement dated 29 November 2000.

B. Office B Lease Agreement

Dates: 6 February 2004

Property: Office premises located on 2nd and 3rd Floors of the Rear Portion of 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC

Lessor: GPHL

Lessee: The Company

Area: Approximately 619 sq. m.

Term: From 1 January 2003 until the Prepaid Rent (as defined below) is fully utilized (see remarks below) (subject to renewal on terms and conditions to be agreed by the parties).

Rent: RMB46,000 (equivalent to approximately HK$43,400) per month, subject to adjustment *with reference to the standard rent prescribed by* 廣州市房地產管理局 (Guangzhou Real Estate Administration Bureau) *from time to time*. The rent represents a discount of approximately 38% to the standard rent prescribed by 廣州市房地產管理局 (Guangzhou Real Estate Administration Bureau) as at 16 April 1999, being the date on which the Guangzhou Real Estate Administration Bureau last published such standard rent. The discount is given in recognition of the Prepaid Rent (see remarks below).

The rent is exclusive of charges for utilities and other outgoings which are payable based on actual consumption.

Remarks: Pursuant to an agreement dated 25 August 1998 entered into between the Company and GPHL, GPHL agreed to construct a new office building at the Rear Portion of 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC, and the Company agreed to pay RMB6,000,000 *(equivalent to approximately HK$5,660,400) as prepaid rent* (the "Prepaid Rent") for leasing *certain parts of the new building upon completion of its construction.*

On 6 February 2004, the Company and GPHL entered into Office B Lease Agreement, pursuant to which the lease term commenced from 1 January 2003 (being the date on which the Group started to use the office) and ends when the Prepaid Rent is fully utilized. The rent was fixed at RMB46,000 per month *(subject to adjustment as described above)*, representing a discount of *approximately 38% to the standard rent prescribed by* 廣州市房地產管理局 (Guangzhou Real Estate Administration Bureau) as at 16 April 1999.

C. Premises Lease Agreement

Date: 6 February 2004

Properties: Various warehouses, offices and shops in Guangzhou City, Guangdong Province, the PRC (total number of premises: over 35)

Lessor: GPHL

Lessee: The Company

Term: From 1 September 2003 to 31 August 2007 (subject to renewal on terms and conditions to be agreed by the parties).

Rent: RMB2,213,061.66 (equivalent to approximately HK$2,087,794.02) per year in total, determined by reference to the depreciation charges of the premises as recorded in the books of GPHL. The rent represents a significant discount to market value.

The rent is exclusive of charges for utilities and other outgoings which are payable based on actual consumption.

The rent is payable on a quarterly basis in arrears.

Remarks: The Company has leased similar premises from GPHL since 1 September 1997. The lease was subsequently renewed in November 2000. For details, please refer to the Company's announcement dated 29 November 2000.

Connected transactions

Since the lessor of the above leased premises is GPHL, the controlling shareholder of the Company, the leases constitute connected transactions of the Company as defined in the respective listing rules of the Stock Exchange and the Shanghai Stock Exchange.

The Directors (including the independent non-executive Directors) consider that the Office A Lease Agreement, Office B Lease Agreement and Premises Lease Agreement were entered into in the ordinary and usual course of business of the Group and on normal commercial terms or on terms that are no less favourable to the Group than to Independent Third Parties. Accordingly, they consider that the terms of these lease agreements are in the interests of the Company and its shareholders as a whole.

As the aggregate rent payable by the Company to GPHL under the Office A Lease Agreement, Office B Lease Agreement and Premises Lease Agreement does not exceed the higher of HK$10,000,000 (equivalent to approximately RMB 10,600,000) and 3% of the latest published consolidated net tangible assets value of the Group, the leases are only subject to disclosure requirements pursuant to rule 14.25(1) of the Listing Rules. Furthermore, details of the leases will be included in the next and each successive annual report and accounts of the Company in accordance with Rule 14.25 (1)(A) to (D) of the Listing Rules.

NEW NON-COMPETITION AGREEMENT

Background

Reference is made to the paragraph headed "Non-competition and right of first refusal agreement" under the section headed "Particulars of the Group" of the Prospectus in relation to the Existing Non-competition Agreement entered into between the Company and GPHL which provides, inter alia, that the GPHL Group will not engage directly or *indirectly in any business that competes with those of the Group.*

The BYSHL Group is a state-owned conglomerate with over 40 subsidiaries covering a variety of industries. BYSCL was one of the subsidiaries of BYSHL and has been engaged in the development, manufacture and sale of pharmaceutical products.

Pursuant to a directive issued by the Guangzhou Municipal Government on 15 November 2000, GPHL was appointed to oversee the debt restructuring of the BYSHL Group, which was under financial distress. During the debt restructuring, GPHL has mainly assisted the BYSHL Group in the following areas: (i) hiring professionals to conduct the debt restructuring; (ii) devising schemes of restructuring; (iii) negotiating with creditors; and (iv) handling the retrenchment of employees.

As advised by 正平天成律師事務所 (Z&T Law Firm), the Company's PRC legal advisers, GPHL has been representing the Guangzhou Municipal Government as a shareholder of BYSHL, but does not have the power to exercise the voting rights of the Guangzhou Municipal Government in BYSHL without the consent of the Guangzhou Municipal Government. In July 2001, the Guangzhou Municipal Government transferred approximately 29.09% of the issued share capital of BYSCL, which was then held by 廣州市國有資產管理局 (Guangzhou State-owned Assets Management Bureau) to GPHL at no consideration. Subsequently, GPHL nominated two directors to the board of BYSCL, which consisted of 9 directors in total. In order to facilitate the debt restructuring of the BYSHL Group, GPHL has also pledged 152,600,000 shares in the Company (representing approximately 18.82% of the issued share capital of the Company) owned by it to certain creditors of the BYSHL Group as disclosed in the 2003 interim report of the Company.

The following diagram depicts the changes in the shareholding structure of BYSCL resulting from the debt restructuring (which is still ongoing).

Before the debt restructuring (before 15 November 2000)

Guangzhou Municipal Government
100% → BYSHL; 100% → Guangzhou State-owned Assets Management Bureau
BYSHL 29.09% → BYSCL
Guangzhou State-owned Assets Management Bureau 29.09% → BYSCL
Public 41.82% → BYSCL

After the debt restructuring (since 27 December 2001)


Guangzhou Municipal Government
100%
100%
GPHL (Note 2)
(Note 1)
BYSHL (Note 3)
Jiangsu Zhengtai Investment Management Ltd (Note 4)
Public
63.26%
29.09%
26.45%
2.64%
41.82%
The Company
BYSCL

Notes:

1. GPHL oversees the debt restructuring of the BYSHL Group pursuant to directive issued by the Guangzhou Municipal Government on 15 November 2000.
2. GPHL has pledged 152,600,000 shares in the Company (representing approximately 18.82% of the issued share capital of the Company) owned by it to certain creditors of the BYSHL Group in order to facilitate the debt restructuring of the BYSHL Group.
3. *Of the approximately 26.45% shareholding interest in BYSCL owned* by BYSHL, approximately 20.03% and approximately 4.28% has been *respectively pledged to Great Wall Asset Management Ltd. and East* Asset Management Ltd., creditors of the BYSHL Group.
4. Jiangsu Zhengtai Investment Management Ltd. is an Independent Third Party.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**
(a joint stock company with limited liability established in the People's Republic of China)

CONNECTED TRANSACTIONS
ACQUISITION OF INTEREST IN YINGBANG
&
LEASE OF PROPERTIES
NEW NON-COMPETITION AGREEMENT

Purpose of the New Non-competition Agreement

The extent of GPHL's influence in BYSCL is limited to (i) the control of 29.09% voting rights in the general meetings of BYSCL; and (ii) the holding of two seats out of nine in the board of BYSCL. Given that GPHL (i) does not exercise or control the exercise of 30% or more of the voting power at the general meetings of BYSCL; and (ii) does not control the composition of a majority of the board of directors of BYSCL, BYSCL is not considered an associate of GPHL within the meaning ascribed thereto under the Listing Rules. Accordingly, BYSCL is not a part of the GPHL Group and BYSCL's involvement in the pharmaceutical industry does not constitute a breach of the Existing Non-competition Agreement.

However, at the request of CSRC and in order to avoid any perception of conflicts of interest, the Company and BYSCL entered into the New Non-competition Agreement on 6 February 2004.

Principal terms of the New Non-competition Agreement

At present, both the Group and the BYSCL Group manufacture the following patented Chinese pharmaceutical products: 骨仙片 (Guxianpian), 小柴胡顆粒 (Xiaochaiwukeli), 板藍根顆粒 (Banlangenkeli), 壯腰健腎丸 (Zhuangyaojianshenwan), 加味藿香正氣丸 (Jiaweihuoxiangzhengqiwan), 千柏鼻炎片 (Qianbaibiyanpian) and 烏雞百鳳丸 (Wujibaifengwan) (collectively, the "Common Products").

Pursuant to the New Non-competition Agreement, effective from 1 January 2004, for so long as the securities of the Company remain listed on the Stock Exchange and/or the Shanghai Stock Exchange, and GPHL remains as a controlling shareholder of the Company and a substantial shareholder of BYSCL,

(i) the Group will manufacture the following four Common Products (the "Retained Products"):

壯腰健腎丸 (Zhuangyaojianshenwan)
加味藿香正氣丸 (Jiaweihuoxiangzhengqiwan)
千柏鼻炎片 (Qianbaibiyanpian)
烏雞百鳳丸 (Wujibaifengwan)

while the BYSCL Group will manufacture the following three Common Products (the "Abandoned Products"):

骨仙片 (Guxianpian)
小柴胡顆粒 (Xiaochaiwukeli)
板藍根顆粒 (Banlangenkeli)

(ii) each of the Group and the BYSCL Group agrees that it will not research, develop or manufacture new products that are being researched, developed or manufactured by the other party. Both parties will regularly update each other about their own research and development to avoid researching or manufacturing the same new products in the future.

Basis of division of the Common Products between the Group and the BYSCL

The basis of division of the Common Products between the Group and the BYSCL Group was determined following arm's length negotiation between the two parties with reference to the relative sales value achieved by the parties in the Common Products. In essence, the party who has achieved higher sales in a Common Product will keep that Common Product. This approach minimizes the loss in revenue suffered by the party who has to give up a Common Product to the other party. The Directors believe that this approach is fair to both the Group and the BYSCL Group.

Financial impact of the New Non-competition Agreement to the Group

Pursuant to the New Non-competition Agreement, the Group will take over the Retained Products from the BYSCL Group but will give up the Abandoned Products to the BYSCL Group. The turnover and gross profit attributable to the Retained Products and the Abandoned Products for the year ended 31 December 2002 and the nine months ended 30 September 2003 are set out below:

Retained Products

Period	Turnover (RMB'000)	As a percentage of the Group's turnover	Gross profit	As a percentage of the Group's gross profit (RMB'000)
Year ended 31 December 2002	101,064	1.9%	48,262	4.1%
Nine months ended 30 September 2003	83,460	1.4%	37,990	2.9%

Abandoned Products

Period	Turnover (RMB'000)	As a percentage of the Group's turnover	Gross profit	As a percentage of the Group's gross profit (RMB'000)
Year ended 31 December 2002	9,702	0.2%	6,248	0.5%
Nine months ended 30 September 2003	5,575	0.1%	2,466	0.2%

The net financial effect of the New Non-competition Agreement is that the Group will keep the turnover and gross profit from the Retained Products, while losing those from the Abandoned Products. Based on historical records, the turnover and gross profit attributable to their Retained Products have far exceeded those attributable to the Abandoned Products. In fact, the turnover and gross profit attributable to the Abandoned Products have been immaterial to the Group. On the other hand, the turnover and gross profit attributable to the Retained Products could potentially increase in the future since the existing customers of the BYSCL Group may have to turn to the Group for sourcing such products.

Accordingly, the Directors (including the independent non-executive Directors) consider that the terms of the New Non-competition Agreement, including the choice of the Retained Products and Abandoned Products, are in the interests of the Company and its shareholders as a whole.

Paragraph 2(2) of the Listing Agreement

Details of the New Non-competition Agreement are disclosed in this announcement pursuant to paragraph 2(2) of the Listing Agreement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the acquisition of 51% equity interest in Yingbang by the Company from GPHL pursuant to the Acquisition Agreement
"Acquisition Agreement"	the agreement dated 6 February 2004 entered into between the Company and GPHL in relation to the Acquisition
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"BYSCL"	廣州白雲山製藥股份有限公司 (Guangzhou Baiyunshan Pharmaceutical Manufacturing Company Limited), a company incorporated in the PRC the securities of which are listed on the Shenzhen Stock Exchange
"BYSCL Group"	BYSCL and its subsidiaries
"BYSHL"	廣州白雲山企業集團有限公司 (Guangzhou Baiyunshan Enterprise Holdings Limited), a state-owned company incorporated in the PRC
"BYSHL Group"	BYSHL and its subsidiaries
"Common Products"	the common patented Chinese pharmaceutical products manufactured both by the Group and the BYSCL Group, the details of which are set out in the paragraph headed "Principal terms of the New Non-competition Agreement" of this announcement
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on the Stock Exchange and the Shanghai Stock Exchange
"CSRC"	The China Securities Regulatory Commission
"Directors"	the directors of the Company
"Existing Non-competition Agreement"	the non-competition and right of first refusal agreement dated 1 September 1997 entered into between the Company and GPHL
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned company incorporated in the PRC and the controlling shareholder of the Company
"GPHL Group"	GPHL and its subsidiaries and associates, other than the Group
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Third Party"	a person or entity who/which is not a connected person of the Company as defined in the Listing Rules
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"New Non-competition Agreement"	the non-competition agreement dated 6 February 2004 entered into between the Company and BYSCL
"Office A Lease Agreement"	the agreement dated 6 February 2004 entered into between the Company and GPHL with respect to the lease of the office premises located on 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC
"Office B Lease Agreement"	the agreement dated 6 February 2004 entered into between the Company and GPHL with respect to the lease of the office premises located on 2nd and 3rd Floors of the Rear Portion of 45 Shá Mian North Street, Guangzhou City, Guangdong Province, the PRC
"Original Waiver"	the waiver dated 11 November 1997 granted by the Stock Exchange to the Company from strict compliance with the provisions of Chapter 14 of the Listing Rules with respect to, among others, the Trading Transactions
"PRC"	the People's Republic of China
"PRC GAAP"	the accounting standards and systems adopted in the PRC
"Premises Lease Agreement"	the agreement dated 6 February 2004 entered into between the Company and GPHL with respect to the lease of various warehouses, offices and shops in Guangzhou City, Guangdong Province, the PRC
"Prospectus"	the prospectus of the Company dated 21 October 1997 in relation to the listing of its shares on the Stock Exchange
"Purchase Transactions"	purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group from the GPHL Group
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Transactions"	sales of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group to the GPHL Group
"sq. m."	square metres
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Trading Transactions"	the Sale Transactions and the Purchase Transactions
"Yingbang"	廣州醫藥集團盈邦營銷有限公司 (Guangzhou Pharmaceutical Yingbang Marketing Company Limited), a company incorporated in the PRC and a wholly owned subsidiary of GPHL before the completion of the Acquisition and a 51% owned subsidiary of the Company after the completion of the Acquisition
"%"	per cent.

In this announcement, unless otherwise specified, amounts in RMB are converted to HK$ at a conversion rate of HK$1.00=RMB1.06 for illustration only. No representation is made that any amounts in RMB or HK$ could have been or could be converted at such rate or any other rates.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 6 February 2004

香港聯合交易所有限公司對本公告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

公告

第二屆第二十七次董事會會議決議公告

廣州藥業股份有限公司(以下簡稱「本公司」)第二屆第二十七次董事會會議於2004年2月6日在本公司所在地廣州沙面北街45號二樓會議室召開，會議應到董事9人，實到董事9名，其中朱幼麟先生以電話會議形式出席會議。董事長蔡志祥先生主持了會議；本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過會議充分討論，到會董事一致表決同意，並審議通過如下事項：

一、 本公司收購廣州醫藥集團盈邦營銷有限公司51%股權的關聯交易的議案；

二、 本公司向廣州醫藥集團有限公司租賃廣州市沙面北街45號後座二、三樓辦公場地以及續租廣州市沙面北街45號前座二樓辦公場地及其它場地的關聯交易的議案；

三、 本公司與廣州白雲山股份有限公司簽訂關於避免同業競爭協議的議案；

四、 關於本公司章程及《董事會議事規則》相關條款修改的議案；

本公司章程原第九十條改為：本公司設董事會(「董事會」)，董事會由七名董事組成，董事會設董事長一名，副董事長一名。

《董事會議事規則》原第三十五條改為：公司設董事會，董事會由七名董事組成，其中獨立董事三名，董事會設董事長一人，副董事長一人。董事會是公司的經營決策中心，董事會受股東的委託，負責經營和管理公司的法人財產，對股東負責。

五、 同意推選蔡志祥先生、李益民先生、馮贊勝先生與周躍進先生為本公司新一屆董事會董事候選人，吳張先生、黃顯榮先生與張鶴鏞先生為本公司新一屆董事會獨立非執行董事候選人(簡歷詳見附件1)；

六、 聘任黃雪貞女士為董事會證券事務代表的議案(簡歷詳見附件6)；

七、 本公司提請召開臨時股東大會，審議上述第四項議案中關於本公司章程的修改、第五項議案以及本公司購買董事及高級管理人員責任保險的議案(該議案已獲於2003年10月28日召開的董事會會議審議通過，並於2003年10月29日在兩地刊登公告)。

特此公告。

廣州藥業股份有限公司
董事會

2004年2月6日

附件1：

非獨立董事候選人簡歷：

蔡志祥先生，54歲，本公司董事長，於1981年加入廣州醫藥集團，具有二十多年的醫藥業經驗。蔡先生於1991年在廣州市行政學院畢業並獲得經濟管理大學本科文憑，2000年獲美國管理技術大學管理學碩士學位。蔡先生同時兼任廣藥集團董事長，亦為廣州市紅十字會常務理事兼副主席、廣東省醫藥工商聯合會名譽副會長、廣州市企業家協會常務理事、廣州市企業評價協會副會長、中國企業家全國理事會理事、中國百強企業文化建設協會理事會常務理事。

李益民先生，53歲，本公司副董事長及主管中藥師，於1970年加入廣州醫藥集團，具有三十三年中藥業經驗，於1976年在中山大學生物系進修，2000年獲美國管理技術大學管理學碩士學位，現任廣州醫藥集團的副董事長兼總經理、廣州白雲山制藥股份有限公司董事長，兼任廣州國際企業集團有限公司獨立董事。李先生同時亦為中國中醫藥學會常務理事、廣東省醫藥行業協會會長、廣東省藥學會副會長、廣東省中醫藥學會副會長及廣州總商會副會長。

[illegible]

周躍進先生，46歲，本公司董事兼總經理，工學學士、經濟學碩士，高級經濟師，執業藥師。於1975年加入廣州醫藥集團，周先生曾先後任廣州何濟公制藥廠經營部部長、廣州何濟公制藥廠廠長助理、副廠長、廠長、香港保聯拓展有限公司董事、副總經理，2001年12月起任本公司總經理。周先生在企業管理及投資工作方面具有豐富經驗。

獨立非執行董事候選人簡歷：

吳張先生，46歲，本公司第二屆董事會獨立非執行董事，現任廣州證券有限責任公司董事長、金鷹基金管理有限公司董事長、廣州珠江實業有限公司獨立董事。於澳洲梅鐸大學取得工商管理碩士學位，具有堅實的經濟金融理論基礎和豐富的證券管理經驗。吳先生於1989年至1999年先後擔任廣州越銀財務發展公司總經理、香港越秀財務有限公司董事副總經理、香港越秀證券有限公司董事副總經理。

黃顯榮先生，41歲，現任里程投資有限公司董事總經理，乃根據證券及期貨條例的持牌法團。黃先生持有香港中文大學之行政人員工商管理碩士學位；為香港執業會計師、美國註冊會計師、英國特許公認會計師公會資深會員、英國特許秘書及行政人員公會資深會員。他亦是英國證券學會會員。黃先生曾於一間國際核數師行任職四年，他亦曾擔任一間於聯交所上市公司之首席財務主管。

[illegible]

附件2：

廣州藥業股份有限公司
獨立董事提名人聲明

附件5：

廣州藥業股份有限公司
獨立董事候選人聲明

聲明人張鶴鏞，作為廣州藥業股份有限公司第三屆董事會獨立董事候選人，現公開聲明本人與廣州藥業股份有限公司之間在本人擔任該公司獨立董事期間保證不存在任何影響本人獨立性的關係，具體聲明如下：

一、 本人及本人直系親屬、主要社會關係不在該公司或其附屬企業(指本公司控股超過50%以上或實際控股的企業)任職；

二、 本人及本人直系親屬沒有直接或間接持有該公司已發行股份的1%或1%以上；

三、 本人及本人直系親屬不是該公司前十名股東；

四、 本人及本人直系親屬不在直接或間接持有該公司已發行股份5%或5%以上的股東單位任職；

五、 本人及本人直系親屬不在該公司前五名股東單位任職；

六、 本人在最近一年內不具有前五項所列舉情形；

七、 本人沒有為該公司或其附屬企業提供財務、法律、管理諮詢、技術諮詢等服務；

八、 本人沒有從該上市公司及其主要股東或有利害關係的機構和人員取得額外的、未予披露的其他利益；

九、 本人符合該公司章程規定的任職條件。

另外，包括廣州藥業股份有限公司在內，本人兼任獨立董事的上市公司數量不超過5家。

本人完全清楚獨立董事的職責，保證上述聲明真實、完整和準確，不存在任何虛假陳述或誤導成分，本人完全明白作出虛假聲明可能導致的後果。中國證監會可依據本聲明確認本人的任職資格和獨立性。本人在擔任該公司獨立董事期間，將遵守中國證監會發佈的規章、規定、通知的要求，確保有足夠的時間和精力履行職責，作出獨立判斷，不受公司主要股東、實際控制人或其他與公司存在利害關係的單位或個人的影響。

聲明人：張鶴鏞

2004年2月6日

附件6：

董事會證券事務代表簡歷

黃雪貞女士，中級經濟師，碩士，於2003年9月加入本公司。1996年於華南師範大學外語系本科畢業，獲學士學位；1999年於華南師範大學外語系研究生畢業，獲碩士學位。1999年7月至2003年9月期間於深圳高速公路股份有限公司工作，曾任董事會秘書助理、監事會秘書、H股證券事務代表。

廣州藥業股份有限公司
第二屆第十六次監事會會議決議公告

廣州藥業股份有限公司(以下簡稱「本公司」)第二屆第十六次監事會會議於2004年2月6日在本公司三樓會議室召開，監事會主席陳煒英先生主持了會議，全體監事出席了會議，符合《公司法》及本公司《章程》之規定。會議審議並一致表決通過了如下事項：

1、 審議本公司收購廣州醫藥集團盈邦營銷有限公司51%股權的議案；

2、 審議本公司與廣藥集團的辦公樓及場地租賃協議的議案；

3、 審議本公司與廣州白雲山股份有限公司關於避免同業競爭協議的議案；

4、 審議關於本公司章程修改的議案；

5、 同意推選鍾育贛先生與歐陽強先生為新一屆監事會股東代表候選人，陳煒英先生為新一屆監事會之職工代表監事候選人(簡歷附後)；

6、 提請召開臨時股東大會，審議第4、5項議案以及本公司購買董事及高級管理人員責任保險的議案。

特此公告

廣州藥業股份有限公司
監事會

2004年2月6日

附：

職工代表監事候選人簡歷：

陳煒英先生，54歲，本公司監事會主席。陳先生于1973年加入廣州醫藥集團有限公司，於1985年在廣州市行政學院畢業。現兼任廣州醫藥集團有限公司工會主席、廣州藥業股份有限公司工會主席。陳先生同時也為廣州市企業家協會常務理事、《中藥事業報》編輯委員會委員及全國中藥經濟研究會常務理事。

監事候選人簡歷

[illegible]

歐陽強先生，42歲，本公司人力資源部高級經理、中級經濟師，於2000年在縱

GPC 廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

關連交易
收購盈邦公司權益及租賃物業
新的避免同業競爭協議

收購事項

於二零零四年二月六日，本公司與廣藥簽訂股權交易合同。據此，本公司同意以現金代價人民幣3,888,713.99元(約相等於3,668,598.10港元)向廣藥收購盈邦公司51%股權。上述代價約佔盈邦公司於二零零三年十月三十一日淨資產市值的51%。

盈邦公司乃是廣藥全資附屬公司，而廣藥是本公司的控股股東，持有本公司已發行股本約63.26%。故此，廣藥為本公司的關連人士，收購事項構成本公司的關連交易(定義見聯交所及上海證券交易所有關上市規則)。根據上市規則第14.25(1)規定，收購事項詳情載於本公告，並將按上市規則第14.25(1)(a)至(d)條載入本公司下年度年報及賬目內。

根據上市規則，本集團與廣藥的買賣交易將構成關連交易。董事估計買賣交易的每年總值將不會超出10,000,000港元(約相等於人民幣10,600,000元)與本集團最近期公布的綜合有形資產淨值的3%的較高者。所以，買賣交易僅須遵守上市規則第14.25(1)條的披露規定。此外，有關買賣交易的詳情將按上市規則第14.25(1)(a)至(d)條載入本公司下年度的年報及賬目內。

租賃協議

本公司已與廣藥簽訂多項租賃協議。該等租賃協議構成本公司的關連交易(定義見聯交所及上海證券交易所有關上市規則)。由於本公司根據該等租約應付廣藥的租金總額不超出10,000,000港元(約相等於人民幣10,600,000元)或本集團最近期公佈的綜合有形資產淨值的3%，以較高者為準，故該等租約僅須遵守上市規則第14.25(1)條的披露規定。該等租約的詳情將按上市規則第14.25(1)(a)至(d)條載入本公司下年度及其後各年的年報及賬目內。

新的避免同業競爭協議

誠如招股說明書所載，本公司與廣藥簽訂現有避免同業競爭協議，規定(其中包括)廣藥集團不會直接或間接從事任何與本集團競爭的業務。

根據廣州市政府於二零零零年十一月十五日發出的指令，廣藥獲委任就面對財政緊絀困擾的白雲山集團，監察其債務重組。白雲山集團為國營多元化企業，旗下有超過40家附屬公司，業務涵蓋各個行業。白雲山制藥為白雲山企業其中一家附屬公司，一直從事開發、製造及銷售藥物。目前，本集團及白雲山制藥集團生產共同產品。

考慮到廣藥(i)並無在白雲山制藥股東大會上行使或控制行使30%或以上的投票權；及(ii)並無控制白雲山制藥董事會大部分成員的組成，故此白雲山制藥並不視為廣藥的聯繫人(見上市規則所界定的涵義)。所以，白雲山制藥並非廣藥集團的成員公司，由白雲山制藥集團製造共同產品並無違反現有避免同業競爭協議。

然而，應中國證監會要求及避免可能產生任何利益衝突，本公司與白雲山制藥於二零零四年二月六日簽訂新的避免同業競爭協議。該協議由二零零四年一月一日起開始生效。據此，只要本公司證券仍在聯交所及／或上海證券交易所上市，及廣藥仍是本公司的控股股東及白雲山制藥的主要股東，本集團將只生產四項共同產品，而白雲山制藥集團將只生產餘下三項，有關詳情載於本公告「新的避免同業競爭協議」一節。此外，本集團及白雲山制藥集團均不會研究、開發或製造另一方正在研究、開發或製造的新產品。

根據上市規則第2(2)段，本公司在本公告披露有關新的避免同業競爭協議的詳情。

收購事項

股權交易合同

日期

二零零四年二月六日

交易各方

賣方：廣藥

買方：本公司

收購的資產

盈邦公司51%權益

代價

人民幣3,888,713.99元(約相等於3,668,598.10港元)

上述代價約佔廣州羊城會計師事務所有限公司於二零零三年十一月二十二日發出的資產評估報告所載盈邦公司於二零零三年十月三十一日淨資產市值人民幣7,624,929.40元的51%。代價乃經公平磋商，及參照盈邦公司於二零零三年十月三十一日的淨資產估值釐定。盈邦公司於二零零三年十月三十一日淨資產市值較其於二零零三年九月三十日經審核賬面值高約2.7%。

上述代價將由本公司於簽訂股權交易合同日期後十日(即二零零四年二月十六日)內，由本公司以現金支付。本公司將以內部資源為代價融資。

董事(包括獨立非執行董事)認為，該代價乃按一般商業條款而釐定，對本公司及其股東而言屬公平合理。

完成

當盈邦公司的股權變動於當地工商行政機關登記後，收購事項將予完成。

緊接收購事項前及緊隨收購事項後盈邦公司的股權結構

收購事項前：廣藥 — 100% 盈邦公司；63.26% 本公司

收購事項後：廣藥 — 49% 盈邦公司；63.26% 本公司；本公司 — 51% 盈邦公司

收購事項完成後，本公司將持有盈邦公司51%權益。故此，盈邦公司將成為本公司的附屬公司，其業績將併入本集團的賬目內。

有關本集團的資料

本集團主要從事(i)生產及銷售中成藥及(ii)批發、零售及進出口中西藥品及多種醫療器械。

有關廣藥集團的資料

廣藥為本公司的控股股東，持有本公司已發行股本約63.26%，屬一家中國國營企業，主要從事西藥開發、製造及貿易業務。

有關盈邦公司的資料

盈邦公司的前身為廣州醫藥建設開發公司，於一九八四年註冊成立。於二零零零年，該公司轉為有限責任公司，並易名為盈邦公司。該公司從事(i)醫藥原料；(ii)成藥；及(iii)醫療器械的銷售業務。

盈邦公司的業務夥伴包括本集團、廣藥集團及獨立第三方。盈邦公司主要向本集團及廣藥集團供應原料藥，並向本集團及獨立第三方採購成藥及醫療器械，再進行轉售。盈邦公司有超過50名員工，辦事處遍及中國19個省市，形成強大的市場推廣網絡。

按中國會計原則，盈邦公司截至二零零二年十二月三十一日止兩個年度各年及截至二零零三年九月三十日止九個月之經審計營業額及溢利／(虧損)淨額載列如下：

人民幣千元	截至二零零一年十二月三十一日止年度	截至二零零二年十二月三十一日止年度	截至二零零三年九月三十日止九個月
營業額	68,290	97,462	81,469
溢利／(虧損)淨額	69	(277)	1,041

盈邦公司截至二零零三年九月三十日止九個月的純利較截至二零零二年十二月三十一日止年度有所上升，主因是盈邦公司得以於截至二零零三年九月三十日止九個月減少其經營開支。

按中國會計原則，盈邦公司於二零零一年及二零零二年十二月三十一日及二零零三年九月三十日的經審計資產淨值分別約為人民幣9,400,000元、人民幣9,200,000元及人民幣7,400,000元。

根據廣州羊城會計師事務所有限公司於二零零三年十一月二十二日發出的資產評估報告，盈邦公司於二零零三年十月三十一日的資產總值為人民幣34,145,328.45元，流動資產為人民幣33,432,496.64元，負債總額為人民幣26,520,399.05元，資產淨值為人民幣7,624,929.40元。

根據廣州市政府於二零零零年十一月十五日發出的指令，廣藥獲委任就面對財政緊絀困擾的白雲山集團，監察其債務重組。於債務重組期間，廣藥協助白雲山集團的主要範圍如下：(i)聘請專業人才進行債務重組；(ii)展開重組計劃；(iii)與債權人商討；及(iv)處理裁員事宜。

根據本公司中國法律顧問正平天成律師事務所的意見，廣藥一直以來代表廣州市政府，出任白雲山企業的股東。如無廣州市政府同意，廣藥無權代廣州市政府行使有關白雲山企業的投票權。於二零零一年七月，廣州市政府無償將白雲山制藥已發行股本約29.09%(當時由廣州市國有資產管理局持有)轉讓予廣藥。其後，廣藥提名兩名董事加入由合共9名董事組成的白雲山制藥董事會。為了幫助白雲山集團進行債務重組，廣藥已將其擁有的本公司股份152,600,000股(佔本公司已發行股本約18.82%)抵押予白雲山集團的若干債權人，詳情見本公司的二零零三年中期報告。

下表顯示白雲山制藥由債務重組(仍進行中)產生的股權結構變動：

債務重組前(二零零零年十一月十五日前)

廣州市政府 — 100% 白雲山企業；100% 廣州市國有資產管理局

白雲山企業 — 29.09% 白雲山制藥；廣州市國有資產管理局 — 29.09% 白雲山制藥；公眾人士 — 41.82% 白雲山制藥

債務重組後(自二零零一年十二月二十七日以來)

廣州市政府 — 100% 廣藥(附註2)；100% 白雲山集團(附註3)

廣藥 (附註1) 白雲山集團

廣藥 — 63.26% 本公司；29.09% 白雲山制藥

白雲山集團 — 26.45% 白雲山制藥；江蘇正業投資管理有限公司(附註4) — 2.64% 白雲山制藥；公眾人士 — 41.82% 白雲山制藥

附註：

1. 根據廣州市政府於二零零零年十一月十五日發出的指令，廣藥獲委任監察白雲山集團的債務重組。
2. 為了幫助白雲山集團進行債務重組，廣藥已將其擁有的本公司股份152,600,000股(佔本公司已發行股本約18.82%)抵押予白雲山集團的若干債權人。
3. 在白雲山企業持有的約26.45%白雲山制藥股權中，約20.03%及約4.28%已分別抵押予白雲山集團債權人中國長城資產管理公司及東方資產管理公司。
4. 江蘇正業投資管理有限公司為獨立第三方。

新的避免同業競爭協議的目的

廣藥對白雲山制藥的影響僅限於(i)控制在白雲山制藥股東大會上29.09%的投票權；及(ii)佔白雲山制藥董事會9個席位之二。考慮到廣藥(i)並無在白雲山制藥股東大會上行使或控制行使30%或以上的投票權；及(ii)並無控制白雲山制藥董事會大部分成員的組成，故此白雲山制藥並不視為廣藥的聯繫人(見上市規則所界定的涵義)。所以，白雲山制藥並非廣藥集團的成員公司，白雲山制藥從事製藥業並無違反現有避免同業競爭協議。

然而，應中國證監會要求及避免可能產生任何利益衝突，本公司與白雲山制藥於二零零三年二月六日簽訂新的避免同業競爭協議。

新的避免同業競爭協議的主要條款

目前，本集團及白雲山制藥集團製造以下中成藥：骨仙片、小柴胡顆粒、板藍根顆粒、壯腰健腎丸、加味藿香正氣丸、千柏鼻炎片及烏雞白鳳丸(統稱為「共同產品」)。

新的避免同業競爭協議由二零零四年一月一日起開始生效，據此，只要本公司證券仍在聯交所及/或上海證券交易所上市，及廣藥仍是本公司的控股股東及白雲山制藥的主要股東，

(i) 本集團將生產以下四項共同產品(「保留產品」)：
- 壯腰健腎丸
- 加味藿香正氣丸
- 千柏鼻炎片
- 烏雞白鳳丸

而白雲山制藥集團將生產餘下三項共同產品(「放棄產品」)：

[illegible]提名人廣州藥業股份有限公司[illegible]
具體聲明如下：[illegible]
本次提名是在充分了解被提名人職業、學歷、職稱、詳細的工作經歷、全部兼職等情況後作出的，被提名人已書面同意出任廣州藥業股份有限公司第三屆董事會獨立董事候選人(附：獨立董事候選人聲明書)。提名人認為被提名人：
一、根據法律、行政法規及其他有關規定，具備擔任上市公司董事的資格；
二、符合廣州藥業股份有限公司章程規定的任職條件；
三、具備中國證監會《關於在上市公司建立獨立董事制度的指導意見》所要求的獨立性：
1、被提名人及其直系親屬、主要社會關係均不在廣州藥業股份有限公司及其附屬企業任職；
2、被提名人及其直系親屬不是直接或間接持有該上市公司已發行股份1%的股東，也不是該上市公司前十名股東；
3、被提名人及其直系親屬不在直接或間接持有該上市公司已發行股份5%以上的股東單位任職，也不在該上市公司前五名股東單位任職；
4、被提名人在最近一年內不具有上述三項所列情形；
5、被提名人不是為該上市公司及其附屬企業提供財務、法律、管理諮詢、技術諮詢等服務的人員。
四、包括廣州藥業股份有限公司在內，被提名人兼任獨立董事的上市公司數量不超過5家。
本提名人保證上述聲明真實、完整和準確，不存在任何虛假陳述或誤導成分，本提名人完全明白作出虛假聲明可能導致的後果。

提名人：廣州藥業股份有限公司董事會
2004年2月6日

附件3：

廣州藥業股份有限公司
獨立董事候選人聲明

聲明人吳張，作為廣州藥業股份有限公司第三屆董事會獨立董事候選人，現公開聲明本人與廣州藥業股份有限公司之間在本人擔任該公司獨立董事期間保證不存在任何影響本人獨立性的關係，具體聲明如下：
一、本人及本人直系親屬、主要社會關係不在該公司或其附屬企業(指本公司控股超過50%以上或實際控股的企業)任職；
二、本人及本人直系親屬沒有直接或間接持有該公司已發行股份的1%或1%以上；
三、本人及本人直系親屬不是該公司前十名股東；
四、本人及本人直系親屬不在直接或間接持有該公司已發行股份5%或5%以上的股東單位任職；
五、本人及本人直系親屬不在該公司前五名股東單位任職；
六、本人在最近一年內不具有前五項所列舉情形；
七、本人沒有為該公司或其附屬企業提供財務、法律、管理諮詢、技術諮詢等服務；
八、本人沒有從該上市公司及其主要股東或有利害關係的機構和人員取得額外的、未予披露的其他利益；
九、本人符合該公司章程規定的任職條件。
另外，包括廣州藥業股份有限公司在內，本人兼任獨立董事的上市公司數量不超過5家。
本人完全清楚獨立董事的職責，保證上述聲明真實、完整和準確，不存在任何虛假陳述或誤導成分，本人完全明白作出虛假聲明可能導致的後果。中國證監會可依據本聲明確認本人的任職資格和獨立性。本人在擔任該公司獨立董事期間，將遵守中國證監會發佈的規章、規定、通知的要求，確保有足夠的時間和精力履行職責，作出獨立判斷，不受公司主要股東、實際控制人或其他與公司存在利害關係的單位或個人的影響。

聲明人：吳張
2004年2月6日

附件4：

廣州藥業股份有限公司
獨立董事候選人聲明

聲明人黃顯榮，作為廣州藥業股份有限公司第三屆董事會獨立董事候選人，現公開聲明本人與廣州藥業股份有限公司之間在本人擔任該公司獨立董事期間保證不存在任何影響本人獨立性的關係，具體聲明如下：
一、本人及本人直系親屬、主要社會關係不在該公司或其附屬企業(指本公司控股超過50%以上或實際控股的企業)任職；
二、本人及本人直系親屬沒有直接或間接持有該公司已發行股份的1%或1%以上；
三、本人及本人直系親屬不是該公司前十名股東；
四、本人及本人直系親屬不在直接或間接持有該公司已發行股份5%或5%以上的股東單位任職；
五、本人及本人直系親屬不在該公司前五名股東單位任職；
六、本人在最近一年內不具有前五項所列舉情形；
七、本人沒有為該公司或其附屬企業提供財務、法律、管理諮詢、技術諮詢等服務；
八、本人沒有從該上市公司及其主要股東或有利害關係的機構和人員取得額外的、未予披露的其他利益；
九、本人符合該公司章程規定的任職條件。
另外，包括廣州藥業股份有限公司在內，本人兼任獨立董事的上市公司數量不超過5家。
本人完全清楚獨立董事的職責，保證上述聲明真實、完整和準確，不存在任何虛假陳述或誤導成分，本人完全明白作出虛假聲明可能導致的後果。中國證監會可依據本聲明確認本人的任職資格和獨立性。本人在擔任該公司獨立董事期間，將遵守中國證監會發佈的規章、規定、通知的要求，確保有足夠的時間和精力履行職責，作出獨立判斷，不受公司主要股東、實際控制人或其他與公司存在利害關係的單位或個人的影響。

聲明人：黃顯榮
2004年2月6日

廣州藥業股份有限公司關於召開2004年第1次臨時股東大會通告

廣州藥業股份有限公司(以下簡稱「本公司」)定於2004年3月26日(星期五)上午10:30在本公司所在地中國廣東省廣州市沙面北街45號召開2004年第1次臨時股東大會(「臨時股東大會」)以審議以下事項：

一、以普通決議案的方式審議以下議案：
1、選舉[illegible]先生、李益民先生、[illegible]先生與周躍進先生為本公司第三屆董事會[illegible]董事、吳張先生、黃顯榮先生與[illegible]先生為本公司第三屆董事會獨立非執行董事，選舉[illegible]先生與[illegible]先生為第三屆監事會監事的議案(候選人簡歷已載於2004年2月6日的董事會決議公告中)。各獲委任之新一屆董事及監事之委任期為三年，至新一屆董事會及監事會成員選舉產生之日止。
2、本公司為董事及高級管理人員購買責任保險，並授權董事會辦理具體手續的議案(該議案已獲於2003年10月28日召開的董事會會議審議通過，並於2003年10月29日在兩地刊登公告)。
董事及高管人員責任保險(含實如風險)的承保範圍為本公司董事與高級管理人員(含本公司財務部負責人)，保期一年，預計保費不超過人民幣20萬元。

二、以特別決議案的方式審議以下議案：
1、本公司修改公司章程的議案。
將本公司章程原內容：
第九十條：本公司設董事會(「董事會」)，董事會由九名董事組成，董事會設董事長一名，副董事長一名。
改為：
第九十條：本公司設董事會(「董事會」)，董事會由七名董事組成，董事會設董事長一名，副董事長一名。

三、出席對象
1、2004年2月24日(星期二)下午交易結束後登記在冊的本公司境內外股東(包括在2004年2月24日或之前已成功遞交經核實股東過戶申請文件的境外股東)。由2004年2月25日(星期三)起至2004年3月26日(星期五)止(包括首尾兩天)，公司將暫停辦理H股股東過戶登記手續；
2、因故不能出席會議的股東可委託代表出席；
3、本公司董事、監事、高級管理人員。

四、會議登記辦法：
1、登記手續：出席會議的個人股東持本人身份證、股東賬戶卡；委託代表持證明、單位授權委託書、法人股東賬戶卡和法人營業執照複印件辦理出席登記，異地股東可用信函、電話或傳真方式登記；
2、登記時間：2004年3月5日(星期五)上午8:30–11:30，下午2:00–4:30；
3、登記地點：公司董事會秘書處

五、其他注意事項
1、與會股東交通費、食宿費自理；
2、聯繫人：何舒華
聯繫電話：020-81218117　傳真：020-81216408

附件：

授權委託書

茲全權委託＿＿＿＿＿先生/女士代表我單位(個人)出席廣州藥業股份有限公司2004年第1次臨時股東大會，並代為行使表決權。
(同時各項議案的贊成、反對、棄權)
委託人簽名：＿＿＿＿＿　委託人身份證號碼：＿＿＿＿＿
委託人持有股數：＿＿＿＿＿　委託人股東賬戶：＿＿＿＿＿
受託人簽名：＿＿＿＿＿　受託人身份證號碼：＿＿＿＿＿
委託日期：2004年＿＿月＿＿日

廣州藥業股份有限公司參加2004年第1次臨時股東大會回執

根據本公司章程、中華人民共和國公司法和有關規定，所有欲參加廣州藥業股份有限公司(「本公司」)2004年第1次臨時股東大會的本公司股東，請填寫以下確認表：
姓名：＿＿＿＿＿　持股情況：＿＿＿＿＿股
身份證號碼：＿＿＿＿＿　電話號碼：＿＿＿＿＿
地址：＿＿＿＿＿
日期：＿＿＿＿＿　股東簽名：＿＿＿＿＿

附註：
1、請用正楷填寫此確認表，此表可複印使用。
2、請提供身份證複印件。
3、請提供可證明閣下持股情況的文件副本。
4、此表可採用來人、來函或傳真的形式，於2004年3月5日前送達本公司。
5、(1) 如此表採用來人或來函形式，請郵送至下述地址：
中華人民共和國廣東省廣州市沙面北街45號二樓
郵政編碼：510130
廣州藥業股份有限公司董事會秘書處
(2) 如此表採用傳真形式，請傳至：
廣州藥業股份有限公司董事會秘書處
傳真號碼：8620-81216408

廣州藥業股份有限公司
董事會

2004年2月6日

上述公告乃遵照上市規則第2(2)段之規定而發表。

[illegible]收購事項[illegible]
盈邦公司為廣藥的全資附屬公司，而廣藥為本公司的控股股東，持有本公司已發行股本約63.26%。因此，廣藥為本公司的關連人士，收購事項構成本公司的關連交易(定義見聯交所及上海證券交易所有關上市規則)。根據上市規則第14.25(1)條的規定，收購事項詳情載於本公告，並將按上市規則第14.25(1)(a)至(d)條載入本公司下年度年報及賬目內。[illegible]

買賣交易

盈邦公司一直與廣藥集團進行藥品買賣生意。在收購事項完成後，根據上市規則，該等交易將構成本公司的關連交易。
招股說明書中「本集團資料」一節「豁免申請」一段所述，本集團已就買賣交易向聯交所申請原豁免。根據原豁免，買賣交易可以由本集團(包括盈邦公司)與廣藥集團之間進行，惟(i)銷售交易的總金額不得超過本集團於任何財政年度營業額的3%；(ii)購貨交易的總金額不得超過本集團於任何財政年度銷售產品成本的8%；及(iii)本公司遵守招股說明書所載原豁免的其他條件。
經考慮近年買賣交易的歷史價值後，董事發現根據原豁免批准的買賣交易上限超出本集團的實際需要。由於情況有變，董事認為原豁免將不再適用。然而，董事估計買賣交易的每年總值將不會超出10,000,000港元(約相等於人民幣10,600,000元)與本集團最近期公佈的綜合有形資產淨值的3%的較高者，所以，儘管原豁免不再適用，買賣交易僅須遵守上市規則第14.25(1)條的披露規定。此外，有關買賣交易的詳情將按上市規則第14.25(1)(a)至(d)條載入本公司下年度的年報及賬目內。
董事(包括獨立非執行董事)認為，買賣交易在本集團日常業務過程中進行。而且，各買賣交易將會經個別公平磋商，按一般商業條款及不遜於給予獨立第三方的條款進行。因此，董事(包括獨立非執行董事)認為，買賣交易的條款對本公司股東而言屬公平合理。

租賃協議

本公司已與廣藥簽訂多項租賃協議。該等租賃協議的詳情如下：

A. 辦公樓甲租賃協議
日期：二零零四年二月六日
物業：位於中國廣東省廣州市沙面北街45號二層的辦公場地
出租人：廣藥
承租人：本公司
面積：約530平方米
租約年期：由二零零四年二月一日至二零零七年八月三十一日，可按訂約各方同意的條款及條件續租(詳見下文附註)
租金：每月人民幣45,050元(約相等於42,500港元)，可不時參照廣州市房地產管理局訂明的標準租金作出調整。上述租金現時較廣州市房地產管理局於一九九九年四月十六日(為廣州市房地產管理局最近期公佈標準租金的日期)訂明的標準租金折讓約29%。
租金不包括按實際耗用量計算的水電費用及其他支銷。
租金每季季末繳付。
附註：本公司自一九九七年九月一日向廣藥租用該物業，租約其後於二零零零年十一月續期，有關詳情請參照本公司於二零零零年十一月二十九日刊發的公告。

B. 辦公樓乙租賃協議
日期：二零零四年二月六日
物業：位於中國廣東省廣州市沙面北街45號後座二、三層的辦公場地
出租人：廣藥
承租人：本公司
面積：約619平方米
租約年期：由二零零三年一月一日起，至預付租金(定義見下文)全數抵扣止(詳見下文附註)，可按訂約各方同意的條款及條件續租。
租金：每月人民幣46,000元(約相等於43,400港元)，惟可按廣州市房地產管理局不時訂明的標準租金進行調整。有關租金較廣州市房地產管理局於一九九九年四月十六日(為廣州市房地產管理局最近期公佈標準租金的日期)訂明的標準租金折讓約38%。上述折讓已計及預付租金(詳見下文附註)。
租金不包括按實際耗用量計算的水電費用及其他支銷。
附註：根據本公司與廣藥於一九九八年八月二十八日簽訂的協議，廣藥同意在中國廣東省廣州市沙面北街45號後座興建一幢新辦公樓，而本公司同意支付人民幣6,000,000元(約相等於5,660,400港元)，作為預付租金(「預付租金」)，以於新辦公樓的建築工程完成時租用其中部分樓面。
於二零零四年二月六日，本公司與廣藥簽訂辦公樓乙租賃協議。據此，租約年期由二零零三年一月一日(為本集團開始佔用該辦公樓的日期)起計，直至預付租金全數抵扣止。該租金定為每月人民幣46,000元(按上文所述可予調整)，較廣州市房地產管理局於一九九九年四月十六日訂明的標準租金折讓約38%。

C. 物業租賃協議
日期：二零零四年二月六日
物業：位於中國廣東省廣州市多個倉庫、辦公樓及店舖(合共超過35個物業)
出租人：廣藥
承租人：本公司
租約年期：由二零零三年九月一日至二零零七年八月三十一日，可按訂約各方同意的條款及條件續租。
租金：每年合共人民幣2,213,061.66元(約相等於2,087,794.02港元)，乃參照廣藥賬目記錄有關物業的折舊支出而釐定。上述租金較市值有大幅折讓。
租金不包括按實際耗用量計算的水電費用及其他支銷。
該租金每季季末繳付。
附註：本公司自一九九七年九月一日向廣藥租用相關物業，租約其後於二零零零年十一月續期，有關詳情請參照本公司於二零零零年十一月二十九日刊發的公告。

關連交易

由於上述租賃物業的出租人為廣藥(本公司的控股股東)，該等租約構成本公司的關連交易(定義見聯交所及上海證券交易所有關上市規則)。
董事(包括獨立非執行董事)認為，辦公樓甲租賃協議、辦公樓乙租賃協議及物業租賃協議乃於本集團日常及一般業務過程，按一般商業條款或按本集團享有不遜於獨立第三方的條款釐定。所以，彼等認為，該等租賃協議的條款符合本公司及其股東的整體利益。
本公司根據辦公樓甲租賃協議、辦公樓乙租賃協議及租賃協議應付廣藥的租金總額並無超出10,000,000港元(約相等於人民幣10,600,000元)與本集團最近期公佈的綜合有形資產淨值的3%的較高者，所以，該等租約僅須遵守上市規則第14.25(1)條的披露規定。此外，租賃的詳情將按上市規則第14.25(1)(a)至(d)條載入下年度及其後各年於本公司年報及賬目內。

新的避免同業競爭協議

背景概述

茲提述招股說明書「本集團資料」一節「避免同業競爭及優先銷售權協議」一段所述有關本公司與廣藥簽訂的現有避免同業競爭協議，據此規定(其中包括)廣藥集團不會直接或間接從事任何與本集團競爭的業務。
白雲山集團為國營多元化企業，旗下有超過40家附屬公司，業務涵蓋各個行業。白雲山制藥為白雲山企業其中一家附屬公司，一直從事開發、製造及銷售藥物。

[illegible]發或製造的新產品[illegible]避免研究或生產相同的新產品。[illegible]

本集團與白雲山制藥的共同產品分類基準

本集團與白雲山制藥集團的共同產品分類基準乃雙方經公平磋商並參考雙方的共同產品相對銷售額後釐定。基本上，銷售某種共同產品的銷量較高的一方，將可保留該共同產品，此舉可儘量減少必須放棄共同產品並轉給另一方的一方所蒙受的收益損失。董事相信這方式對本集團及白雲山制藥集團均屬公平。

新的避免同業競爭協議對本集團的財務影響

根據新的避免同業競爭協議，本集團將從白雲山制藥集團接手保留產品，但會將放棄產品轉給白雲山制藥集團。截至二零零二年十二月三十一日止年度及截至二零零三年九月三十日止九個月，保留產品及放棄產品應佔的營業額及毛利如下：

保留產品

期間	營業額	佔本集團營業額的百分比	毛利	佔本集團毛利的百分比
	(人民幣千元)		(人民幣千元)	
截至二零零二年十二月三十一日止年度	101,064	1.9%	48,262	4.1%
截至二零零三年九月三十日止九個月	83,460	1.4%	37,990	2.9%

放棄產品

期間	營業額	佔本集團營業額的百分比	毛利	佔本集團營業的百分比
	(人民幣千元)		(人民幣千元)	
截至二零零二年十二月三十一日止年度	9,702	0.2%	6,248	0.5%
截至二零零三年九月三十日止九個月	5,575	0.1%	2,466	0.2%

新的避免同業競爭協議對本集團的財務淨影響是：本集團將保留來自保留產品的營業額及毛利，而失去放棄產品的營業額及毛利。根據過往記錄，保留產品應佔的營業額及毛利遠較放棄產品應佔的營業額及毛利高。事實上，放棄產品應佔的營業額及毛利對本集團並不重大。另一方面，保留產品應佔的營業額及毛利將來有大幅上升的潛力，原因是白雲山制藥集團現有客戶可能轉向本集團採購該等產品。
故此，董事(包括獨立非執行董事)認為，新的避免同業競爭協議的條款(其中包括所選取的保留產品及放棄產品)符合本公司及其股東利益。

上市協議第2(2)段

根據上市協議第2(2)段，本公司在本公告披露有關新的避免同業競爭協議的詳情。

釋義

於本公告中，除文義另有所指外，以下詞語具下列涵義：

「收購事項」　指　根據股權交易合同，本公司從廣藥收購盈邦公司51%股權
「股權交易合同」　指　就股權交易本公司與廣藥於二零零四年二月六日簽訂的合同
「聯繫人」　指　上市規則賦予的涵義
「董事會」　指　董事會
「白雲山制藥」　指　廣州白雲山制藥股份有限公司，在中國註冊成立的公司，其證券於深圳證券交易所上市
「白雲山制藥集團」　指　白雲山制藥及其附屬公司
「白雲山企業」　指　廣州白雲山企業集團有限公司，在中國註冊成立的國營公司
「白雲山集團」　指　白雲山企業及其附屬公司
「共同產品」　指　本集團與白雲山制藥集團均有製造的共同專利中藥產品，詳情載於本公告「新的避免同業競爭協議的主要條款」一段
「本公司」　指　廣州藥業股份有限公司，於中國註冊成立的公司，其證券於聯交所及上海證券交易所上市
「中國證監會」　指　中國證券監督管理委員會
「董事」　指　本公司的董事
「現有避免同業競爭協議」　指　本公司與廣藥於一九九七年九月一日簽訂的避免同業競爭及優先銷售權協議
「本集團」　指　本公司及其附屬公司
「廣藥」　指　廣州醫藥集團有限公司，於中國註冊成立的國營公司，為本公司的控股股東
「廣藥集團」　指　廣藥及其附屬公司及聯繫人，惟不包括本集團
「港元」　指　香港法定貨幣港元
「獨立第三方」　指　按上市規則定義，並非本公司關連人士的人士或實體
「上市規則」　指　香港聯合交易所有限公司證券上市規則
「新的避免同業競爭協議」　指　本公司與白雲山制藥於二零零四年二月六日簽訂的避免同業競爭協議
「辦公樓甲租賃協議」　指　本公司與廣藥於二零零四年二月六日就租用位於中國廣東省廣州市沙面北街45號二層的辦公場地簽訂的協議
「辦公樓乙租賃協議」　指　本公司與廣藥於二零零四年二月六日就租用位於中國廣東省廣州市沙面北街45號後座二、三層的辦公場地簽訂的協議
「原豁免」　指　聯交所於一九九七年十一月十一日就(其中包括)買賣交易授豁免本公司嚴格遵守上市規則第14章
「中國」　指　中華人民共和國
「中國會計原則」　指　中國採納的會計標準及制度
「物業租賃協議」　指　本公司與廣藥於二零零四年二月六日就租用多個位於中國廣東省廣州市的貨倉、辦公樓及店舖簽訂的協議
「招股說明書」　指　就本公司股份於聯交所上市，本公司於一九九七年十月二十一日刊發的招股說明書
「購買交易」　指　本集團向廣藥集團購買藥品、藥物原料及醫療儀器
「人民幣」　指　中國法定貨幣人民幣
「銷售交易」　指　本集團向廣藥集團出售藥品、藥物原料及醫療儀器
「平方米」　指　平方米
「聯交所」　指　香港聯合交易所有限公司
「買賣交易」　指　購買交易及銷售交易
「盈邦公司」　指　廣州醫藥集團盈邦營銷有限公司，於中國註冊成立的公司，於收購事項完成前，為廣藥的全資附屬公司，而於收購事項完成後，為本公司持有51%股權的附屬公司
「%」　指　百分率

於本公告內，除另行指明外，人民幣金額按1.00港元兌人民幣1.06元兌換為港元，僅為方便說明。本公告並不表示任何金額的人民幣或港元已按或可按該匯率或任何其他匯率兌換。

承董事會命
公司秘書
何舒華

中國廣州，二零零四年二月六日



廣州藥業股份有限公司
GPC **Guangzhou Pharmaceutical Company Limited**
(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of Annual Report for 2003

1 IMPORTANT NOTICE

1.1 The Board of Directors of Guangzhou Pharmaceutical Company Limited ("GPC" or the "Company") and each Director collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this results announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, that there are no material omissions from, or misrepresentations or misleading statements contained in this results announcement. This announcement is a summary of the 2003 annual report of the Company. Investors are advised to read the full text of the 2003 annual report of the Company for details.

1.2 Mr. Cai Zhixiang, Chairman of the Board, Mr. Zhou Yuejin, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Finance Manager, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in the annual report.

1.3 Mr. Liu Jinxiang, an Independent Non-executive Director of the Company, being unable to attend the Board meeting held on 26 March 2004 due to other business commitment, has appointed Mr. Zhang Bohua to vote on his behalf.

1.4 Unless otherwise stated, the financial data contained in this summary is extracted from the accounts prepared in accordance with PRC accounting standards and systems.

2 COMPANY PROFILE

2.1 General Information

Stock Abbreviation	GZ Phar.	GZ Phar.
Stock code	600332 (A shares)	0874 (H shares)
Place of listing	The Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited
Registered address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	
Principal place of business	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	
Postal code	510130	
Website	http://www.gpc.com.cn	
Email address	sec@gpc.com.cn	

2.2 Contacts

	Company secretary	Representative of securities affairs
Name	He Shuhua	Huang Xuezhen
Address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Telphone	(8620) 8121 8119	(8620) 8121 8086
Fax	(8620) 8121 6408	(8620) 8121 6408
Email address	hesh@gpc.com.cn	huangxz@gpc.com.cn

3 PRINCIPAL FINANCIAL DATA AND INDICATORS

3.1 Principal financial data

	2003	2002 Before adjustment	2002 After adjustment	Change in 2003 as compared with 2002	2001 Before adjustment	2001 After adjustment
	RMB'000	RMB'000	RMB'000	(%)	RMB'000	RMB'000
Sales	6,971,963	5,943,823	5,943,823	17.30	5,334,029	5,334,029
Total profit	284,773	287,506	287,506	-0.95	260,081	260,081
Net profit	139,795	158,478	158,478	-11.79	146,134	146,134
Net profit after deducting non-operating items	144,460	162,296	162,296	-10.99	147,580	147,580

	As at 31 December 2003	As at 31 December 2002 Before adjustment	As at 31 December 2002 After adjustment	Change in 2003 as compared with 2002	As at 31 December 2001 Before adjustment	As at 31 December 2001 After adjustment
	RMB'000	RMB'000	RMB'000	(%)	RMB'000	RMB'000
Total assets	4,707,039	4,133,194	4,133,194	13.79	3,702,113	3,702,113
Shareholders' equity (excluding minority interests)	2,429,476	2,286,929	2,335,583	4.02	2,172,916	2,221,570
Net cash inflows/(outflows) generated from operating activities	-6,880	149,014	149,014	-104.04	140,154	140,154

3.2 Principal financial indicators

	2003	2002 Before adjustment	2002 After adjustment	Change in 2003 as compared with 2002	2001 Before adjustment	2001 After adjustment
Earnings per share (RMB)	0.17	0.20	0.20	-15.00	0.18	0.18
Return on net assets (%)	5.75	6.93	6.79	-15.32	6.73	6.58
Return on net assets after deducting non-operating items (%)	5.95	7.10	6.95	-14.39	6.79	6.64
Net cash inflows/(outflows) from operating activities per share (RMB)	-0.01	0.21	0.21	-104.76	0.17	0.17

	As at 31 December 2003	As at 31 December 2002 Before adjustment	As at 31 December 2002 After adjustment	Change in 2003 as compared with 2002 (%)	As at 31 December 2001 Before adjustment	As at 31 December 2001 After adjustment
Net assets per share (RMB)	3.00	2.82	2.88	4.17	2.68	2.74
Adjusted net assets per share (RMB)	2.92	2.74	2.80	4.29	2.59	2.65

3.3 Differences between the accounts for the year ended 31 December 2003 prepared in accordance with PRC accounting standards and systems and the accounting principles generally accepted in Hong Kong ("HK GAAP")

☑ Applicable ☐ Not applicable

	Under PRC accounting standards and systems	Under HK GAAP
	RMB'000	RMB'000
Net profit	139,795	146,667

Explanations for the differences	
Net profit under PRC accounting standards and systems	139,795
Less: Amortisation of intangible assets capitalised *(note 1)*	10,446
Additional depreciation on revalued fixed assets *(note 2)*	1,975
Research and development cost undercharged *(note 3)*	4,228
Deferred taxation charges *(note 4)*	13,882
Provision for staff bonus and welfare fund *(note 5)*	2,507
Difference in minority interests *(note 11)*	2,216
Add: Government subsidies recognised as income *(note 6)*	290
Reversal of employee benefits *(note 7)*	4,980
Reversal of bad debts provision *(note 8)*	26,067
Income arising from dilution of interest in a subsidiary *(note 9)*	3,565
Payables written off recognised as income *(note 10)*	7,224
Net profit under HK GAAP	146,667

Notes: Explanations for differences:

1. This is an amortisation of staff quarter reform costs incurred by the Group prior to 2000 in relation to purchases of staff quarters by its employees. Under HK GAAP, such cost are recognised as an asset and are subject to amortisation on a straight line basis over a period of not more than 10 years to reflect the estimated remaining average service life of its employees in which the related economic benefits are recognised. Under PRC accounting standards and systems, the staff quarter reform costs are written off against retained earnings when it incurred.

2. The Group's fixed assets were revalued by the international valuers in 1993 for the purpose of listing of the Company's H shares. Although the revaluation has been taken into the accounts of the Group prepared under HK GAAP, this is not acceptable to the accounts prepared under PRC accounting standards and systems. Accordingly, the depreciation charge under HK GAAP is higher than that calculated under PRC accounting standards and systems as the depreciation charge under HK GAAP is based on the revalued amount of fixed assets.

3. Prior to 2000, the Company made provision for research and development cost based on certain percentage on turnover in the accounts prepared in accordance with PRC accounting standards and systems. In 2003, the Company changed its accounting policy in respect of provision for research and development cost, which is to recognise a provision in light of a legal or constructive obligation and reliable estimate. This is consistent with HK GAAP. Provision for research and development cost made under PRC accounting standards and systems in 2002 but used in 2003 has been taken up in the profit and loss account prepared under HK GAAP in 2003.

4. The Group has not made provision for deferred tax in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, deferred tax is accounted for using the balance sheet liability method on all taxable temporary differences for deferred tax liability, and to recognise deferred tax assets to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

5. This is staff bonus and welfare fund appropriated from profit after taxation in the accounts prepared under PRC accounting standards and systems. Under HK GAAP, it is recognised as expenses in the profit and loss account.

6. Government subsidies are recognised as capital reserve in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, government subsidies are recognised as other income in the profit and loss account and is transferred from profit after taxation to capital reserve.

7. On 1 December 2001, the Group has participate in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognised as expenses in prior years under HK GAAP. However, in the accounts prepared under PRC accounting standards and systems, medical insurance for the past service is recognised as expenses on cash basis. Cash basis is not acceptable to HK GAAP.

8. This is the provision for bad debts made under HK GAAP in prior years. It has been taken up in the accounts prepared under PRC accounting standards and systems in 2003 as it has no indication to prove that bad debts previously written-off can be recovered. Therefore, provision for bad debts was released under HK GAAP in 2003.

9. Income arising from dilution of interest in a subsidiary is recognised as capital reserve in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, it is recognised as other income in the profit and loss account and is transferred from profit after taxation to capital reserve.

10. Payables write-off is recognised as capital reserve in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, it is recognised as other income in the profit and loss account and is transferred from profit after taxation to capital reserve.

11. This is resulted from the above difference in the accounts prepared under PRC accounting standards and systems and HK GAAP.

3.4 Extracted from the accounts prepared in accordance with HK GAAP

Indicators	2003	As restated 2002	2001	2000	1999
Turnover (RMB'000)	6,973,113	5,943,823	5,334,029	4,222,857	3,454,492
Profit before taxation (RMB'000)	307,829	196,360	205,987	204,572	178,115
Profit attributable to shareholders (RMB'000)	146,667	101,155	95,868	135,250	128,688
Total assets (RMB'000)	4,954,091	4,410,210	3,877,969	3,256,426	3,072,057
Total liabilities (RMB'000)	2,402,674	1,956,130	1,469,539	1,657,609	1,593,832
Shareholders' funds (RMB'000)	2,551,417	2,454,080	2,408,430	1,598,817	1,478,225
Earnings per share (RMB)	0.181	0.125	0.119	0.185	0.176
Net assets per share (RMB)	3.15	3.03	2.97	2.18	2.02
Return on net assets (%)	5.75	4.12	3.98	8.46	8.71
Ratio of shareholders' funds (%)	51.50	55.65	62.11	49.10	48.12
Gearing ratio (%)	48.50	44.35	37.89	50.90	51.88

Note: Gearing ratio is calculated according to the following formula: total liabilities/total assets x 100%

4 CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

4.1 Movement in share capital

Unit: share

	Before change	Change (+/-) Rights issued	Bonus issue	Reserves to shares	New issue	Others	Sub-total	After the change
A. Unlisted shares								
1. Promoters' shares including:								
State-owned shares	513,000,000	–	–	–	–	–	–	513,000,000
Domestic legal entities' shares	–	–	–	–	–	–	–	–
Foreign legal entities' shares	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–
2. Collective legal entities' shares	–	–	–	–	–	–	–	–
3. Inner staff shares	–	–	–	–	–	–	–	–
4. Preferred shares or others	–	–	–	–	–	–	–	–
Total unlisted shares	513,000,000							513,000,000
B. Listed shares								
1. RMB denominated ordinary shares	78,000,000	–	–	–	–	–	–	78,000,000
2. Domestic listed foreign capital invested shares	–	–	–	–	–	–	–	–
3. Overseas listed foreign capital shares (H Shares)	219,900,000	–	–	–	–	–	–	219,900,000
4. Others	–	–	–	–	–	–	–	–
Total listed shares	297,900,000	–	–	–	–	–	–	297,900,000
C. Total shares	810,900,000	–	–	–	–	–	–	810,900,000

廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of Annual Report for 2003

4.2 The top ten shareholders of the Company and the top ten shareholders holding listed shares of the Company

Number of shareholders at end of the Reporting Period 52,718

The top ten shareholders of the Company and their shareholding

Shareholders	Change in shares held during the year	Shares held as at 31 December 2003 (share)	Percentage of the issued share capital (%)	Class of shares (listed or unlisted)	Number of shares pledged or as collateral (share)	Nature of shares (state-owned or foreign shares)
Guangzhou Pharmaceutical Holdings Limited ("GPHL")	–	515,000,000	Approximately 63.2%	Unlisted	152,600,000	State-owned shares
HKSCC Nominees Limited	22,000	218,170,999	Approximately 26.90	Listed	unknown	H shares
HSBC Nominees (Hong Kong) Limited	62,000	862,000	Approximately 0.11	Listed	unknown	H shares
Wong Chung King	–	308,000	Approximately 0.04	Listed	unknown	H shares
Deng Da Kai	–	305,746	Approximately 0.04	Listed	unknown	A shares
Xing He Securities Investment Fund	–	302,415	Approximately 0.04	Listed	unknown	A shares
Chen Yu Liang	–	166,557	Approximately 0.02	Listed	unknown	A shares
Zhang La	–	123,000	Approximately 0.02	Listed	unknown	A shares
Liu Zhi Zhong	–	120,000	Approximately 0.01	Listed	unknown	A shares
Xie Feng Hua	–	115,000	Approximately 0.01	Listed	unknown	A shares

Connection among the top ten shareholders of the Company

(1) According to the information provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of several clients.

(2) GPHL is not connected with the other nine shareholders listed above. The Company is not aware of any connection among the other nine shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".

The top ten shareholders holding listed shares of the Company and their shareholding

Shareholders	Number of shares held as at 31 December 2003	Nature of shares
HKSCC Nominees Limited	218,170,999	H shares
HSBC Nominees (Hong Kong) Limited	862,000	H shares
Wong Chung King	308,000	H shares
Deng Da Kai	305,746	A shares
Xing He Securities Investment Fund	302,415	A shares
Chen Yu Liang	166,557	A shares
Zhang La	123,000	A shares
Liu Zhi Zhong	120,000	A shares
Xie Feng Hua	115,000	A shares
Jiangsu Jianghai Grain and Oil Trade Company	100,000	A shares

Connection among the top ten shareholders holding listed shares of the Company

According to the information provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of several clients.

The Company is not aware of any connection among the ten shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".

4.3 Particulars of the controlling shareholder and beneficial owner

4.3.1 Change in the controlling shareholder and beneficial owner

☐ Applicable ☑ Not applicable

4.3.2 Particulars of the controlling shareholder and beneficial owner

Name of the controlling shareholder	:	Guangzhou Pharmaceutical Holdings Limited
Legal representative	:	Cai Zhixiang
Date of establishment	:	7 August 1996
Registered capital	:	RMB1,007,700,000
Type of legal entity	:	State-owned enterprise with limited liability
Shareholding structure	:	100% state-owned

GPHL's business scope is to invest in and manage State-owned assets, to sell and manufacture chemical medicine, Chinese Patent Medicine ("CPM"), Chinese raw medicine, biological products, medical apparatus, packing materials for pharmaceutical products, health drinks and food, hygienic materials and medicine-related merchandise; to undertake medicine-related import and export affairs and to develop real estate.

4.3.3 Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the year.

4.3.4 Pre-emptive rights

According to the laws of the PRC and the Articles of Association of the Company, there is no pre-emptive right which would oblige the Company to issue new shares to existing shareholders on a pro-rata basis.

5 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Change in shares held by Directors, Supervisors and Senior Management of the Company

Name	Position	Gender	Age	Terms of office	Shares held as at 1 January 2003	Shares held as at 31 December 2003	Reason for change
Mr. Cai Zhixiang	Chairman	Male	51	18 Oct 2000-present	11,700	11,700	–
Mr. Li Yimin	Vice Chairman	Male	57	18 Oct 2000-present	14,700	11,700	–
Mr. Peng Zansheng	Director	Male	53	18 Oct 2000-present	–	–	–
Mr. Zhou Yuejin	Director and General Manager	Male	46	27 Mar 2002-present	3,900	22,900	–
Mr. Chu Youhu	Independent Director	Male	59	18 Oct 2000-present	–	–	–
Mr. Zhang Heheng	Independent Director	Male	71	18 Oct 2000-present	–	–	–
Mr. Liu Jinxiang	Independent Director	Male	63	18 Oct 2000-present	–	–	–
Mr. Wu Zhang	Independent Director	Male	46	18 Oct 2000-present	–	–	–
Mr. Huang Jieren	Independent Director	Male	68	18 Oct 2000-present	–	–	–
Mr. Chen Canying	Chairman of the Supervisory Committee	Male	54	18 Oct 2000-present	9,900	9,900	–
Mr. Tin Shuo	Supervisor	Male	40	18 Oct 2000-present	–	–	–
Mr. Lau Jidong	Supervisor	Male	50	18 Oct 2000-present	–	–	–
Mr. He Shuhua	Deputy General Manager and Company Secretary	Male	47	18 Oct 2000-present	11,700	22,500	–
Mr. Li Decheng	Deputy General Manager	Male	41	18 Oct 2000-present	–	–	Note
Mr. Gao Fang	Financial Controller	Male	45	30 Jan 2002-present	–	–	–

Note: Subsequent to the Reporting Period as approved at the 20th meeting of the 2nd Section of the Board, Mr. Li Decheng resigned as the Deputy General Manager of the Company due to work relocation.

5.2 Details of Directors and Supervisors working in the Company's corporate shareholder

☑ Applicable ☐ Not applicable

Name	Name of corporate shareholder	Position held in the corporate shareholder	Term of office	Received emoluments or allowances or not
Mr. Cai Zhixiang	Guangzhou Pharmaceutical Holdings Limited	Chairman	March 1998 - present	No
Mr. Li Yimin	Guangzhou Pharmaceutical Holdings Limited	Vice Chairman/ General Manager	March 1998 - present	No
Mr. Chen Canying	Guangzhou Pharmaceutical Holdings Limited	Secretary of the Disciplinary Committee and Chairman of the Labour Union	December 2001 - present	No

5.3 Annual emoluments of the Directors, Supervisors and Senior Management

Aggregate annual emoluments	RMB5,130,000
Total emoluments of the three highest paid Directors	RMB2,700,000
Total emoluments of the three highest paid Senior Management	RMB890,000
Allowance to Independent Directors	RMB310,000
Other emoluments to Independent Directors	Nil
Directors and Supervisors who did not receive emoluments or allowance from the Company	Nil

Range of Emoluments	Number
Over RMB 400,000	6
RMB 100,000 -RMB 400,000	2
Below RMB 100,000	7

6 REPORT OF THE DIRECTORS

6.1 Mangement discussion and analysis

Scope of business

The Company and its subsidiaries (collectively the "Group") are principally engaged in (1) manufacture and sales of CPM; (2) wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

According to the Group's consolidated accounts for the year ended 31 December 2003, turnover of the Group under PRC accounting standards and systems was RMB6,971,963,000, representing an increase of 17.30% over that of 2002. Turnover under HK GAAP amounted to RMB6,973,113,000, representing an increase of 17.32% as compared with 2002. Profit before taxation under PRC accounting standards and systems amounted to RMB284,773,000, representing a decrease of 0.95% over that of 2002. Profit before taxation under HK GAAP amounted to RMB307,829,000, representing an increase of 56.77% as compared with 2002.

(1) CPM manufacturing business (the "Manufacturing Operations")

Turnover of the Manufacturing Operations in 2003 under PRC accounting standards and systems was RMB1,889,215,000, representing an increase of 8.36% over that of 2002. Turnover of the Manufacturing Operations in 2003 under HK GAAP was RMB1,890,364,000, representing an increase of 8.43% over that of 2002. Profit before taxation of the Manufacturing Operations under PRC accounting standards and systems was RMB213,086,000, representing a drop of 0.23% over that of 2002. Profit before taxation of the Manufacturing Operations under HK GAAP was RMB238,690,000, representing an increase of 61.82% over that of 2002.

In 2003, the Group has taken the following measures in its Manufacturing Operations: (i) it has strengthened the connection and cooperation with large pharmaceutical enterprises. During the year, several large exhibitions and technical promotion meetings were conducted, which has effectively improved the brand image of the Group and increased its sale; (ii) it has done its best to improve the promotion and marketing in some major products such as Xiao Ke Wan and Hua Tuo Zai Zao Wan, set up manager responsibility system for major products and strengthened its market control and management on certain major products; (iii) it has further improved the marketing of some major products with high market potential such as Hua Zhi Quan, Xu Han Ting, Mi Lian Chuan Bei Pi Pa Gao and Wu Ji Bai Feng Wan, striving to explore new profit source for the Group; (iv) it further strengthened promotions of pharmaceutical products to end-users such as hospitals and medical institutions, endeavouring to make up for the loss caused by the decrease in sales to hospitals.

The implemention of the aforementioned strategies have good impact. In 2003, the sales of certain key products such as Mi Lian Chuan Bei Pi Pa Gao, the series of Wang Lao Ji Liang Cha, Hua Zhi Quan and Xu Han Ting increased significantly by 59.95%, 33.25%, 54.67% and 51.08% respectively as compared with 2002.

As affected by SARS, the turnover of the Company's diabetes curing medicine decreased by 14.58% as compared with 2002.

(2) Pharmaceutical trading business, including wholesale, retail, import and export (the "Trading Operations")

Turnover of the Group's Trading Operations in 2003 under both PRC accounting standards and systems and HK GAAP was RMB5,082,749,000, representing an increase of 20.01% over that of 2002. According to the accounts prepared in accordance with PRC accounting standards and systems, profit before taxation of the Trading Operations amounted to RMB71,687,000, with a decrease of 3.02% over that of 2002. According to the accounts prepared in accordance with HK GAAP, profit before taxation was RMB69,139,000, representing an increase of 41.51% over that of 2002.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of Annual Report for 2003

In 2003, due to the impact caused by changes in the pricing policy for pharmaceutical products and the tendering system adopted by hospitals, gross profit margin of the Trading Operations for 2003 continued to decline and accounts receivable as at the end of the Reporting Period climbed. The trading subsidiaries of the Company carried out effective measures to react to the above market conditions. Firstly, they made timely adjustments to its marketing strategies according to market changes, focused on the logistics management for the SARS related medicines and tried to maintain their market share. They also strengthened the promotion on the SARS related medicines, especially to end-users such as hospitals and retail pharmacies, so as to ensure a continuous sales growth. Secondly, they continued to seek and develop new famous pharmaceutical products and their agency and distribution rights, and tap up the market in major cities and rural areas outside Guangdong Province. Thirdly, they strengthened its wholesale business and tried to maintain its rapid growth. Fourthly, they made timely adjustments to their development strategies in the retail business according to the market changes. Fifthly, they made efforts to accelerate the construction of the pharmaceutical logistics center, further streamlined their business, accelerated delivery speed and shortened inventory turnover days.

As at 31 December 2003, the Group had 224 chain pharmacies, including 124 "Cai Zhi Lin" Traditional Chinese Medicine (TCM) chain pharmacies and 100 "Jian Min" chemical medicine chain pharmacies. The number of the clients of the Trading Operations increased by 2,103, products with distribution rights increased by 2,077 types and products with exclusive distribution rights grew by 36 types. That has been crucial to the sales growth of the Trading Operations of the Group.

6.2 Analysis of principal activities of the Company by business and by prodcut

Business/ product	Turnover RMB'000	Cost of sales RMB'000	Gross profit margin (%)	Change in turnover as compared with 2002 (%)	Change in cost of sales as compared with 2002 (%)	Change in gross profit margin as compared with 2002 (%)
CTM Manufacturing	1,889,215	880,234	53.41	8.36	11.52	-2.40
Trading	5,082,749	4,695,707	7.63	31.01	22.33	-10.80
Include: connected transactions	107,266	90,929	15.23	22.50	34.95	-33.84
Heat clearing and anti-toxic	473,617	237,910	49.77	46.42	17.67	-1.06
Diabetes curing	311,501	104,341	66.50	-18.58	-23.25	6.05
Cough and phlegm clearing	248,369	126,674	49.00	25.31	26.41	-0.89
Arthritis curing	210,935	87,731	58.41	10.85	21.82	-5.93
Gastric	102,990	54,994	46.54	23.02	19.48	4.34
Include: connected transactions	23,587	12,054	48.89	-17.33	-19.86	-4.95

Pricing policy for connected transactions: The sales and purchase transactions with connected parties were at the terms similar to those transactions with other third parties. The prices were decided on arm's length after considering the relevant government pricing policy and market development.

Explanation on the necessity and continousness of connected transactions: Guangzhou Pharmaceutical Import & Export Corporation, a subsidiary of the Company, is engaged in import and export of medicine, related raw materials and medical apparatus for enterprises including enterprises under the same group.

Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd, a fellow subsidiary of the Company, during the year ended 31 December 2003, is engaged in the trading of medicine. Purchases of medicine from the Group are necessary.

Note: The above products are CTM products.

6.3 Geographical analysis of sales arising from the manufacturing and trading operations

Region	Turnover RMB'000	Change as compared with 2002 (%)
Southern China	5,514,420	21.12
Eastern China	469,802	4.42
Northern China	269,378	5.06
North-eastern China	185,356	-9.87
South-western China	272,754	20.68
North-western China	142,619	33.51
Exports	117,634	-19.46
Total	6,971,963	17.30

6.4 Particulars of customers and suppliers

Purchases of goods and services from the 5 largest suppliers	RMB972,248,000	% of total purchases	16.51%
Goods and services sold to the 5 largest customers	RMB388,693,000	% of total sales	5.58%

6.5 Operation of the Group's invested companies (applicable to the Group's invested companies derived to the Group of any investment income which equals to 10% or more of the Group's net profit)

☐ Applicable ☑ Not applicable

6.6 Explanation on significant changes in principal activities and their composition

☐ Applicable ☑ Not applicable

6.7 Explanation on significant changes in profit from principal activities (gross profit margin) as compared with 2002

☐ Applicable ☑ Not applicable

6.8 Explanation on significant changes in operating results and their composition

☑ Applicable ☐ Not applicable

Items	2003 RMB	2002 RMB	Change (%)
Profit from other operations	43,331,577.75	31,799,024.38	36.27

Explanation:

Profit from other operations for the year increased by RMB11,533,000, representing an increase of 36.27% as compared with that of 2002, which was contributed by market research for new products on behalf of the manufacturers, and rental income from warehouses leased to others.

Analysis on significant changes in overall financial position in comparison with 2002

☑ Applicable ☐ Not applicable

(1) Notes receivable as at 31 December 2003 increased by RMB52,101,000 as compared with 1 January 2003, which was because major customers of the Group used notes to settle the debtor.

(2) Advances to suppliers of the Group as at 31 December 2003 increased by RMB39,402,000, with an increase of 49% as compared with 1 January 2003, because more downpayments are required for obtaining the sole agent of some medicines..

(3) The Group's inventory as at 31 December 2003 increased by RMB219,091,000, representing an increase of RMB25.80% over that of 1 January 2003, due to more merchandise purchased for the peak season in Spring Festival.

(4) Construction in progress as at 31 December 2003 increased by RMB69,392,000, representing an increase of 29.33% as compared with that at 1 January 2003, which was mainly due to the increase in progress payment in projects such as the relocation of the plant located in Yupu of Guangzhou Zhong Yi Pharmaceutical Co., Ltd in Yupu, the construction of the foundation in Cong Hua of Guangzhou Han Fang Natural medicine Research & Development Co., Ltd and the logistics center in Huangjin Wei of Guangzhou Pharmaceutical Coporation.

(5) Notes payable as at 31 December 2003 increased by RMB134,355,000, representing an increase of 172% as compared with 1 January 2003, because the Group used notes to settle the creditors for purpose of better working capital management..

(6) Government grants payable as at 31 December 2003 increased by RMB24,001,000, representing an increase of 105% as compared with 1 January 2003, which was due to RMB22,292,000 received from the Guangzhou Finance Bureau during the year.

(7) Cash and cash equivalents during the year decreased by RMB327,249,000, representing a decrease of 259.29% as compared with 2002, which was mainly due to the significant increase of capital expenditure into GMP of the Group during the year.

6.9 Impact of the change in production environment and macro economy on the Company

☑ Applicable ☐ Not applicable

The implementation of GMP in the Manufacturing Operations will lead to an increase in monetarily costs of the Company. In addition, gross profit margin of the Trading Operations will keep decreasing due to keen competition in domestic pharmaceutical market. The above will have an effect on the operation results of the Group for 2004.

6.10 Achievement compared with profit forecast

☐ Applicable ☑ Not applicable

6.11 Achievement compared with operation budget

☐ Applicable ☑ Not applicable

6.12 Details of use of proceeds from issue of A shares

☑ Applicable ☐ Not applicable

Total proceeds received	RMB737,990,000
Total amount of proceeds utilised in 2003	RMB154,220,000
Accumulated amount of proceed utilised	RMB583,770,000

Projects	Budgeted injection from proceeds RMB'000	Change in projects	Funds injected RMB'000	Investment return: Turnover increased by RMB'000	Investment return: Gross profit increased by RMB'000	Agreed with the expected returns and the planned stage of completion
Xiao Ke Wan upgrade	29,800	No	29,800	86,470	37,500	Yes
Bao Ji Wan upgrade	11,000	No	11,000	4,080	960	Yes
Industrialisation of Wei Re Qing Capsules	29,070	No	7,990	56	40	No
Automation of pill production	11,000	No	11,000	23,970	13,920	Yes
Hua Tuo Zai Zao Wan upgrade	17,000	No	17,000	65,370	36,450	Yes
Throat, spleen and intestine pills technology upgrade	29,100	No	17,580	28,690	13,200	Yes
Technology upgrade for syrup production	29,500	No	29,500	10,390	4,480	Yes
Industrialisation of Ke Gan Li Yan Syrup	19,600	No	19,600	N/A	N/A	Yes
Xu Han Ting granules upgrade	12,970	No	12,970	30,320	21,670	Yes
Automation of granules upgrade	29,900	No	29,900	53,170	24,010	Yes
Upgrade of flu granules for children	23,000	No	23,000	12,510	5,770	Yes
Industrialisation of Fu Yan Xiao Solutable Tablets	29,500	No	8,640	18.6	16.5	No
Spleen, intestine and phlegm tablets upgrade	17,800	No	17,800	16,370	10,890	Yes
Syrup workshop upgrade	29,300	No	29,500	31,270	19,490	Yes
Tablets workshop upgrade	12,000	No	12,000	29,830	14,840	Yes
Modernisation of extraction and purification technology	29,900	No	23,730	N/A	N/A	Yes
Critical purification of CO_2 technology foundation	29,900	No	13,130	N/A	N/A	Yes
Expansion of Jian Min chain pharmacies	99,300	No	94,230	37,780	9,470	No
Expansion of Cai Zhi Lin chain pharmacies	39,300	No	20,840	N/A	2,610	No
Logistics centre upgrade	20,000	No	20,000	N/A	N/A	Yes
Upgrade of ERP for trading section	20,000	No	15,630	N/A	N/A	Yes
Bio-tech medicine research centre	80,000	No	50,180	N/A	N/A	Yes
Additional working capital	5,000	No	79,690	N/A	N/A	Yes
Total	708,300	–	583,770	437,594.8	246,246.5	–

Explanatory note on returns on projects and the stage of completion (on individual project)

Due to plant relocation, the completion of the technology upgrade for Fu Yan Xiao Solutable Tablets and Wei Re Qing Capsules was delayed till the end of 2004 while the expansion of chain stores slowed owing to the fierce competition in the domestic pharmaceutical market.

Reasons and procedures of change (on individual project)

☐ Applicable ☑ Not applicable

Change in the proposed use of the proceeds from the issue of A shares

☐ Applicable ☑ Not applicable

廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of Annual Report for 2003

6.13 Major investments through use of funds generated from the Group's operation

☑ Applicable ☐ Not applicable

Projects	Funds injected	Stage of completion	Returns on projects
Investment in Guangzhou Financial Information Control Platform	RMB1,200,000	Guangzhou Economic Commission has approved the project and agreed to provide grants for the project	—
Investment in Guangzhou Lu Shen Pharmaceutical Technology Co., Ltd.	RMB675,000	The joint venture has been established	—
Investment in Guangzhou Han Yie Bio-Technology Co., Ltd	RMB1,070,000	The joint venture has been established	—
Investment in Guangzhou An Kang Pharmaceutical Co., Ltd in Hubei Province	RMB3,000,000	The joint venture was established in early 2004	—
Increase in investment in Guangzhou Bai Di Bio-Technology Pharmaceutical Co., Ltd	RMB20,130,000	—	—
Total	RMB26,075,000	—	—

6.14 The Board's explanation on the qualified opinion issued by the auditors

☐ Applicable ☑ Not applicable

6.15 Operation plans for 2004

☑ Applicable ☐ Not applicable

The Company's operation plans for 2004 include:

1. To further strengthen the marketing and promotion of certain major products and products with high market potential, and to explore more major products with great competitiveness, seeking to increase the Company's turnover and profit to a higher level;
2. To accelerate the construction of technology platforms, and to push the production and marketing of new products such as Feng Shi Ping Capsules. In addition, it will continue to also make great efforts to enhance its competitiveness in technology;
3. To further regulate and perfect the SAP system of the Company and to accomplish the upgrading of SAP system in the Manufacturing Operations, at the same time to accelerate the implementation and training of the ERP system in the Trading Operations;
4. To continue seeking opportunities for cooperations with quality domestic pharmaceutical enterprises through acquisition and merger, with a view to broaden the profit base of the Company; and
5. To gradually improve its existing evaluation mechanism and long-term incentive scheme so as to enhance the activity and creativity of the key staff.

Profit forecast for 2003

☐ Applicable ☑ Not applicable

6.16 Proposed scheme of profit distribution and increase in share capital from capital reserve

According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with PRC accounting standards and systems and the amount determined in accordance with HK GAAP. The Board recommended a final dividend of RMB0.06 per share (including withholding tax for A Shares) for the year ended 31 December 2003. The proposed final dividend will be submitted to the forthcoming 2003 AGM for consideration and approval (the notice to convene the 2003 AGM will be published separately).

During the year, there was no increase in share capital from the capital reserve.

6.17 Liquidity, financial resources and capital structure

As at 31 December 2003, long-term borrowings of the Group amounted to RMB107,180,000 (2002: RMB89,680,000). These borrowings were fixed interest loans denominated in RMB and repayable within two to three years. As at 31 December 2003, the cash and cash equivalents of the Group amounted to RMB816,440,000 (2002: RMB1,019,903,000), out of which approximately 95.66% was denominated in RMB and 4.34% was denominated in Hong Kong dollars.

6.18 Charge on Group assets

At 31 December 2003, the net book value of fixed assets pledged as collateral for the Group's bank loans amounted to RMB118,400,000 (2002: RMB118,030,000).

6.19 Capital expenditure

The Group's capital expenditure for 2004 is around RMB367,000,000 (2002: RMB363,000,000). The Group has sufficient financial resources to meet the capital expenditure and daily working capital requirements.

6.20 Gearing ratio

Up to 31 December 2003, there has been no material adverse changes in the gearing ratio of the Group.

6.21 Exposure to fluctuations in exchange rate

As majority of the revenue, expenses, assets and liabilities of the Group are denominated in RMB, the Group does not have significant risks in exposure to fluctuations in exchange rates.

6.22 Contingent liabilities

Up to 31 December 2003, the Group has no significant contingent liabilities.

6.23 Other matters

During the Reporting Period, there were no significant disposal of assets (including subsidiaries and associated companies), merger or acquisition.

Compliance with the Code of Best Practice of the Listing Rules

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

6.24 Employees of the Group

As at 31 December 2003, the number of employees on the payroll register of the Group was 8,772, including:

	No. of employees
Production	4,883
Sales	1,756
Technical engineering	870
Finance	273
Administration	990

Among the employees, 66 of the employees hold a master degree and 735 hold a bachelor degree. The number of retirees was 4,362. The total salary payment for the year were approximately RMB381 million.

The remuneration of the employees of the Company includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees, based on the employees' performance, experience, position and other factors and in compliance with the relevant PRC rules and regulations.

7 OTHER MATTERS

7.1 Acquisition of assets

☐ Applicable ☑ Not applicable

7.2 Disposal of assets

☐ Applicable ☑ Not applicable

7.3 Material guarantees

☑ Applicable ☐ Not applicable

Guaranteed parties	Date (date of the signing of the agreement)	Amount involved (RMB'000)	Type of guarantee	Term of guarantee	Executed or not	Guarantee for connected parties or not
Guangzhou Pharmaceutical Corporation	30 May 2003 - 12 November 2003	431,500	Credit	1 year	No	No
Guangzhou Chinese Medicine Corporation	29 May 2003 - 21 October 2003	64,520	Credit	1 year	No	No
Guangzhou Pharmaceutical Import & Export Corporation	24 April 2003 - 15 August 2003	25,110	Credit	1 year	No	No
Total of the amount involved				521,130		
Balance of guarantees				521,130		
Include: balance of guarantees provided to connected parties				Nil		
Amount of guarantees provided to the Company's subsidiaries				521,130		
Amount of deregulatory guarantees				Nil		
% of the net assets of the Company				21.31%		

Save as the above, the Company did not provide any guarantees to any parties other than its subsidiaries in which it holds 50% or more of equity interest during the year.

7.4 Connected transactions

☑ Applicable ☐ Not applicable

Connected parties	Funds to connected parties Initial amount RMB'000	Funds to connected parties Balance RMB'000	Funds from connected parties Initial amount RMB'000	Funds from connected parties Balance RMB'000
Accounts receivable:				
Guangzhou Qiao Guang Pharmaceutical Factory	35,816	5,572	25,625	987
Guangzhou Ming Xing Pharmaceutical Factory	1,666	288	24,186	487
Guangzhou Tian Xin Pharmaceutical Co., Ltd.	17,528	3,140	6,168	438
Guangzhou He Ji Gong Pharmaceutical Factory	121	18	1,899	106
Guangzhou Guang Hua Pharmaceutical Co., Ltd.	3,238	434	27,002	782
Guangzhou Wei Cai Factory	1,806	329	3,319	962
Guangzhou Hua Nan Medical Instrument Co., Ltd.	—	—	55	23
Guangzhou Pharmaceutical Materials Supply Company	—	—	22	22
Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd.	22,499	1,763	42,332	844
Guangzhou Pharmaceutical Economic Development Company	26	26	17	17
Po Lian Development Co., Ltd.	—	—	6,244	351
Guangzhou Zhong Fu Pharmaceutical Co., Ltd.	1,416	188	—	—
Guangzhou Baiyunshan Enterprise Group	—	—	12	—
Guangzhou Baiyunshan Pharmaceutical Manufacturing Factory	22,743	7,766	490	47
Guangzhou Baiyunshan Chinese Medicine Factory	1,582	852	2,996	297
Other receivables:				
Guangzhou Pharmaceutical Holdings Limited	—	7,227	4,864	13,814
Guangzhou Hua Nan Medical Instrument Co., Ltd.	—	100	—	—
Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd.	—	5,000	—	—
Po Lian Development Co., Ltd.	4,089	8,222	—	—
Guangzhou Zhong Fu Pharmaceutical Co., Ltd.	227	3	207	207
Guangzhou Pharmaceutical Industrial Research Institute	—	—	831	831

7.5 Trusted fund management

☐ Applicable ☑ Not applicable

7.6 Commitments

☑ Applicable ☐ Not applicable

At end of 2003, capital commitments and lease commitments which have been contracted but not provided for amount to RMB231,100,000 and RMB69,360,000 respectively. During the Reporting Period, the contracted projects were completed as scheduled.

7.7 Material litigation and arbitration

☐ Applicable ☑ Not applicable

7.8 Independent Non-executive Directors' fulfilment of duties

Independent Non-executive Directors have fulfilled their duties by actively safeguarding the overall interests of the Company and its minority shareholders, and providing constructive advice towards the Company's development in accordance with the relevant laws and regulations. In fulfilling their duties, the independent directors were independent from the major shareholders, ultimate controlling person and other persons or companies with relevant interests in the Company.

8 REPORT OF THE SUPERVISORY COMMITTEE

The Supervisory Committee is of the opinion that the Company has been operating legally and properly with respect to the financial conditions, use of proceeds raised, transactions of acquisition and disposal of assets and connected transactions.

9. FINANCIAL REPORTS

9.1 Audit opinion

The Company's accounts for the year ended 31 December 2003 were audited by Guangzhou Yangcheng Certified Public Accountants Co., Ltd. who issued an unqualified audited report 2004 Yang Cha Zi No.2297 signed by the two Chinese certified public accountants, Mr. Huang Wei Cheng and Mr. Zhang Ning.

PricewaterhouseCoopers are the Company's international auditors, who issued an unqualified audit opinion on the Company's HK GAAP accounts for the year ended 31 December 2003.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of Annual Report for 2003

9.2 Audited accounts

(Prepared in accordance with PRC accounting standards and systems)

Balance sheet of the Group and the Company as at 31 December 2003;

Profit and loss account of the Group and the Company for the year ended 31 December 2003;

Cash flow statement of the Group and the Company for the year ended 31 December 2003;

(see appendix)

Balance sheet of the Group and the Company (audited)

Assets	As at 31 December 2003 The Group Rmb	As at 31 December 2003 The Company Rmb	As at 31 December 2002 The Group Rmb	As at 31 December 2002 The Company Rmb
Current assets				
Cash	816,439,041.14	231,542,044.04	1,019,903,178.95	204,624,119.72
Short-term investments	49,499,310.37	49,499,310.37	61,194,385.90	61,194,385.90
Notes receivable	52,250,755.19	—	180,000.00	—
Dividends receivable	6,316,510.00	6,316,510.00	5,474,684.92	5,106,895.00
Interest receivable	—	—	—	—
Accounts receivable	818,361,678.35	—	716,482,532.62	—
Other receivables	130,979,738.37	319,285,854.82	122,975,499.77	285,792,272.21
Advances to suppliers	120,102,331.41	—	80,700,451.50	—
Subsidy receivable	10,325,834.50	—	10,064,712.63	—
Inventories	1,067,439,529.10	—	848,519,074.31	—
Prepaid expenses	91,300,355.06	—	81,727,619.19	—
Long-term debt investments maturing within one year	—	—	—	—
Other current assets	—	—	—	—
Total current assets	3,223,046,083.99	606,643,719.23	2,947,222,139.79	556,717,692.83
Long-term investment				
Long-term equity investment	74,867,192.97	1,853,732,823.78	86,789,969.55	1,772,278,585.65
Long-term debt investment	—	—	—	—
Total long-term investment	74,867,192.97	1,853,732,823.78	86,789,969.55	1,772,278,585.65
Fixed assets				
Fixed assets-cost	1,505,442,749.56	37,407,029.02	1,243,479,589.50	31,605,410.76
Less: accumulated depreciation	498,586,610.77	10,215,684.50	442,207,260.76	7,275,372.15
Fixed assets-net amount	1,006,856,138.79	27,191,344.52	801,272,328.74	24,330,038.61
Less: fixed assets impairment provision	25,786,824.47	7,109,752.25	29,564,343.45	7,109,752.25
Fixed assets-net book value	981,069,314.32	20,081,592.27	775,707,985.29	17,220,286.36
Construction supplies	—	—	—	—
Construction in progress	305,928,588.83	—	236,616,437.79	4,330,352.17
Fixed assets pending for disposal	—	—	—	—
Total fixed assets	1,286,997,903.15	20,081,592.27	1,012,324,423.08	21,546,638.53
Intangible assets and other assets				
Intangible assets	93,715,205.21	—	93,768,566.32	—
Long-term prepaid expenses	28,413,060.66	1,997,842.14	33,089,392.45	2,404,510.41
Other long-term assets	—	—	—	—
Total intangible assets and other assets	122,128,265.87	1,997,842.14	126,857,958.77	2,404,510.41
Deferred taxation				
Deferred tax debits	—	—	—	—
Total assets	4,707,039,445.98	2,482,455,977.42	4,173,194,491.19	2,352,947,427.42
Current liabilities				
Short-term loans	664,230,000.00	—	555,340,000.00	—
Notes payable	212,533,538.69	—	78,178,584.40	—
Accounts payable	644,880,577.38	—	580,755,642.12	—
Advances from customers	34,182,508.08	—	46,266,805.26	—
Accrued payroll	77,634,473.67	2,485,578.66	81,003,162.42	2,629,148.66
Welfare benefits payable	56,334,037.31	3,074,976.99	51,057,212.15	2,568,305.87
Dividends payable	11,178.03	11,137.00	470,722.36	22,917.14
Taxes payable	21,605,390.47	716,641.71	48,773,628.89	408,494.06
Other levies payable	2,651,595.11	13,161.85	3,954,085.03	9,880.96
Other payables	199,619,096.28	40,995,862.85	124,069,695.90	11,947,614.68
Accrued expenses	4,456,292.55	2,000,000.00	4,625,106.82	3,250,000.00
Provision for foreseeable liabilities	—	—	—	—
Portion of long-term liabilities due within one year	30,000,000.00	—	—	—
Other current liabilities	—	—	—	—
Total current liabilities	1,948,138,687.47	49,297,379.06	1,580,494,645.35	20,836,361.37
Long-term liabilities				
Long-term loans	107,180,000.00	—	89,680,000.00	—
Debentures payable	—	—	—	—
Payables due after one year	3,616,783.37	—	3,619,897.61	—
Government grants payable	46,893,897.48	1,000,000.00	22,893,288.18	—
Other long-term payables	5,000,000.00	—	5,000,000.00	—
Total long-term liabilities	162,690,680.85	1,000,000.00	121,193,185.79	—
Deferred tax				
Deferred tax credits	—	—	—	—
Total liabilities	2,110,829,368.12	50,297,379.06	1,701,687,831.14	20,836,361.37
Minority interests	166,733,695.45	—	135,923,981.38	—
Shareholders' fund				
Share capital	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
Less: investment returned	—	—	—	—
Net share capital	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
Capital surplus	1,119,572,202.41	1,119,405,462.95	1,114,334,224.64	1,114,220,189.56
Reserved fund	416,445,683.07	145,803,875.54	336,429,845.16	124,276,436.70
Include: statutory welfare fund	134,458,560.41	59,376,788.16	109,728,912.38	52,000,975.21
Retained earnings	82,558,496.93	356,049,259.87	73,918,608.87	282,714,439.79
Include: dividends	48,654,000.00	48,654,000.00	48,654,000.00	48,654,000.00
Total shareholders' fund	2,429,476,382.41	2,432,158,598.36	2,335,582,678.67	2,332,111,066.05
Total liabilities and shareholders' fund	4,707,039,445.98	2,482,455,977.42	4,173,194,491.19	2,352,947,427.42

Profit and loss account for the Group and the Company (audited)

Assets	2003 The Group Rmb	2003 The Company Rmb	2002 The Group Rmb	2002 The Company Rmb
Sales	6,971,963,246.21	—	5,943,823,330.51	—
Less: Cost of sales	5,575,581,494.57	—	4,630,442,992.22	—
Less: Sales and taxes	23,467,921.27	—	23,931,960.12	—
Profit from principal operations	1,372,313,830.37	—	1,289,409,278.17	—
Add: Profit from other operations	43,331,577.75	4,267,200.40	31,799,024.38	3,299,534.99
Less: Operating expenses	480,112,918.89	—	418,090,004.45	—
Less: General and administrative expenses	617,632,250.86	31,534,143.01	557,184,111.00	27,642,298.17
Less: Financial expenses (income)	22,200,163.99	-4,365,400.55	15,329,165.53	-5,006,323.96
Operating profit	296,060,074.38	-22,901,542.06	330,613,015.57	-19,376,439.22
Add: Investment income (losses)	2,714,764.17	166,528,032.74	-16,897,852.55	178,638,602.10
Add: Subsidy income	276,209.28	—	514,064.00	—
Add: Non-operating income	2,616,643.99	725.46	2,838,663.50	216,632.01
Less: Non-operating expenses	16,894,247.44	110,957.22	29,380,807.14	7,141,463.06
Total profit	284,773,443.38	143,516,258.92	287,506,083.48	152,375,331.83
Less: Income tax	134,425,044.95	—	113,122,444.16	581,635.02
Less: Minority interest	10,552,991.99	—	15,905,895.38	—
Net profit	139,795,406.44	143,516,258.92	158,477,747.94	151,793,696.11
Add: Retained earnings brought forward	74,594,593.92	282,714,439.79	49,655,627.95	201,269,113.79
Add: Transfer from others	—	—	3,972,143.34	1,074,684.21
Profit distributable	214,390,000.36	426,230,698.71	212,115,519.23	354,137,494.51
Less: Transfer to statutory surplus reserves	32,076,133.21	14,351,625.89	34,419,291.99	15,179,369.68
Less: Transfer to statutory public welfare	24,892,774.22	7,175,812.95	26,812,654.95	7,589,684.84
Less: Transfer to staff bonuses and welfare fund	2,507,077.69	—	2,144,851.47	—
Less: Transfer to reserve fund	940,154.13	—	804,199.31	—
Less: Enterprise expansion fund	940,154.53	—	804,169.31	—
Less: Profit returned to investment	—	—	—	—
Profit distributable to shareholders	153,033,706.98	404,703,259.87	147,130,782.20	331,368,439.79
Less: Dividend for preferred shares	—	—	—	—
Less: Transfer to discretionary surplus reserves	21,821,210.05	—	24,558,173.33	—
Less: Dividend for ordinary shares	48,654,000.00	48,654,000.00	48,654,000.00	48,654,000.00
Less: dividend for ordinary shares *Transfer to share capital*	—	—	—	—
Retained earnings	82,558,496.93	356,049,259.87	73,918,608.87	282,714,439.79

Supplementary Information

No.	Item	2002 The Group Rmb	2002 The Company Rmb	2001 The Group Rmb	2001 The Company Rmb
1	Profit from sale, disposal of a Business unit or investments	969,762.78	—	—	—
2	Loss due to natural disasters	—	—	—	—
3	Increase/(decrease) in total profit	—	—	—	—
4	Increase/(decrease) in total profit as a result of changes in accounting estimate	—	—	—	—
5	Losses from debt restructuring	—	—	—	—

Cash Flow Statement of the Group and the Company *(audited)*

Item	2003 The Group Rmb	2003 The Company Rmb
Cash flows from operating activities		
Cash received from sales of goods or rendering services	7,949,850,555.19	—
Refund of tax and levies	7,702,554.51	—
Other cash received relating to operating activities	76,171,204.49	6,267,728.25
Sub-total of cash inflows	8,033,724,314.19	6,267,728.25
Cash paid for goods or services	6,463,193,346.47	—
Cash paid to and on behalf of employees	491,208,618.60	10,467,841.34
Payments of all type of taxes	439,393,768.03	233,370.03
Other cash paid relating to operating activities	646,758,977.06	8,449,750.42
Sub-total of cash outflows	8,040,554,710.16	19,150,961.79
Net cash flows from operating activities	-6,830,395.98	-12,883,233.54
Cash flows from investing activities		
Cash received from disposal of investments	24,138,436.81	20,000,000.00
Include: cash received from disposal of subsidiaries	3,077,200.00	—
Cash received from investment income	4,900,136.83	109,477,064.46
Net cash received from disposal of fixed assets, intangible Assets and other long-term assets	2,777,805.04	2,600.00
Other cash received relating to investing activities	—	225,941,418.07
Sub-total of cash inflows	31,816,378.68	355,421,082.53
Cash paid to acquire fixed assets, intangible assets and other long-term assets	367,176,513.22	1,824,350.35
Cash paid to acquire investments	9,825,000.00	29,775,000.00
Include: cash paid to acquire subsidiary	—	—
Other cash paid relating activities	—	235,496,743.73
Sub-total of cash outflows	377,001,513.22	267,096,094.08
Net cash flows from investing activities	-345,185,134.54	88,324,988.45
Cash flows from financing activities		
Cash received from capital contribution	—	—
Cash received from capital contribution from minority shareholders	7,650,000.00	—
Cash received from borrowings	678,230,000.00	—
Cash received relating to financing activities	107,687,857.13	—
Sub-total of cash inflows	793,567,857.13	—
Cash repayments of amounts borrowed	521,840,000.00	—
Cash payments for distribution of dividends, profits or interest expenses	81,376,182.62	48,677,066.35
Cash payments for distribution of dividends to *minority shareholders by subsidiaries*	9,105,010.88	—
Other cash payments relating to financing activities	30,422,628.06	—
Sub-total of cash outflows	642,743,821.56	48,677,066.35
Net cash flows from financing activities	150,824,035.57	-48,677,066.35
Effect of foreign exchange rate changes on cash	153,235.76	153,235.76
Net (decrease)/increase in cash and cash equivalents	-201,038,259.19	26,917,924.32

Supplemental Information

	2003 The Group RMB	2003 The Company RMB
Reconciliation of net profit to cash flows from/(to) operating activities		
Net profit	139,795,406.44	143,516,258.92
Add: Minority interest	10,552,991.99	—
Provision for asset impairment	32,743,975.65	100,408.71
Depreciation of fixed assets	88,008,290.55	3,137,038.85
Amortization of intangible assets	3,684,535.13	—
Amortization of long-term prepaid expenses	10,506,483.88	1,186,247.13
Decrease in prepaid expenses(less: increase)	-9,572,735.87	—
Increase in accrued expenses (less: decrease)	-168,814.27	-1,250,000.00
Losses on disposal of fixed assets, intangible assets and Other long-term assets (less: gains)	1,311,332.19	—
Losses on scrapping of fixed assets	3,606,761.89	41,703.78
Financial expenses (less: income)	32,678,736.34	153,235.76
Losses on investment (less: gain)	-2,714,764.17	-166,528,032.74
Deferred tax credit (less: debit)		
Decrease in inventories (less: increase)	-218,920,454.79	—
Decrease in operating receivables (less: increase)	-292,781,383.90	5,225,701.10
Increase in operating payables (less: decrease)	190,126,875.89	1,532,204.95
Others	4,312,367.07	—
Net cash flows from operating activities	-6,830,395.98	-12,883,233.54
Investing and financing activities that don't involve in cash receipts or payments		
Conversion of debt into capital	—	—
Convertible bonds due within one year	—	—
Fixed assets acquired under finance leases	—	—
Net increase/(decrease) in cash and cash equivalents		
Cash at the end of year	816,439,041.14	231,542,044.04
Less: cash at the beginning of year	1,019,903,178.95	204,624,119.72
Add: cash equivalents at the end of year	—	—
Less: cash equivalents at the beginning of year	—	—
Net (decrease)/increase in cash and cash equivalents	-203,464,137.81	26,917,924.32

Note: *The cash and cash equivalents in the above cash flow statement differs from that in the supplementary information by RMB2,425,878.62, owing to change in the consolidation scope (please refer to note 4 to the consolidated financial accounts) resulting in the difference in subsidiaries included in the consolidation scope as compared with 1 January 2003. Net increase in cash and cash equivalents did not include the cash inflow from the subsidiaries which were not included in the consolidation scope as at 31 December 2003 and the cash inflow from the disposed subsidiary for the period from the transfer date till 31 December 2003.*

Change in the consolidation scope as compared with 2002

(1) The Group holds 65% and 72% of equity interest in Guangzhou Chen Li Ji Xing Ma Health Drinks Co., Ltd and Qi Xing Lan Zhao Biological Co., Ltd. respectively. Because the mentioned subsidiaries are in the process of liquidation, they are not included in the consolidation scope in 2003 pursuant tc Provisionary Regulations on Consolidated Financial Statements

In accordance with HK GAAP, the above subsidiary of th Company was included in the conslidation scope for the yea 2003.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of Annual Report for 2003

(2) The Group's subsidiary, Guangzhou Pharmaceutical Import & Export Co., Ltd transferred 90% of equity interest in its originally wholly owned subsidiary, Guangzhou Yong Xin Pharmaceutical Trading Co., Ltd in August 2003. Therefore, the revenue, costs and profit of the disposed subsidiary for the period from 1 January 2003 till the date of transfer were included in the consolidated profit and loss account of the Company, while its assets, liabilities and shareholders' funds were not included in the consolidated balance sheet for the year.

9.3 Consolidated profit and loss acount (audited)

For the year ended 31 December 2003
(prepared in accordance with HK GAAP)

	Note	2003 RMB'000	As restated 2002 RMB'000
Turnover	1	6,973,113	5,943,823
Cost of sales		(5,576,164)	(4,630,443)
Gross profit		1,396,949	1,313,380
Other revenue	1	74,923	68,373
Distribution costs		(504,230)	(442,051)
Administrative expenses		(606,298)	(677,678)
Other operating expenses		(19,807)	(13,735)
Operating profit	2	341,537	248,289
Finance costs	3	(34,172)	(28,804)
Share of profits less losses of			
Jointly controlled entities		—	(23,435)
Associated companies		464	310
Profit before taxation		307,829	196,360
Taxation	4	(148,393)	(82,892)
Profit after taxation		159,436	113,468
Minority interests		(12,769)	(12,313)
Net profit for the year		146,667	101,155
Dividends		48,654	48,654
Earnings per share	6	Rmb0.181	Rmb0.125

1. Turnover, revenue and segment information

The Group is principally engaged in the manufacture and sales of Chinese Patent Medicine ("CPM") and the wholesale, retail, import and export of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus. Revenues recognised during the year are as follows:

	2003 RMB'000	2002 RMB'000
Turnover:		
Sales of goods	6,973,113	5,943,823
Other revenues:		
Government grants and subsidies	290	8,432
Income arising from dilution of interest in a subsidiary	3,565	—
Income arising from disposal of a joint venture	934	—
Income arising from disposal of a subsidiary	1,786	—
Interest income	11,210	13,475
Gross rental income from investment properties	21,286	21,347
Gross rental income from other properties	9,201	11,060
Promotional income from suppliers	12,947	8,556
Royalty income	1,600	851
Dividend income from unlisted investments	4,880	4,652
Others	7,224	—
	74,923	68,373
Total revenue	7,048,036	6,012,196

The Group is organised into the following business segments:

- Manufacturing of CPM;
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Import and export of western pharmaceutical products.

Other operations of the Group mainly comprise holding of investment properties and investment securities, neither of which are of a sufficient size to be separately reported.

Year ended 31 December 2003

	Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
Turnover						
External	1,890,364	4,544,134	354,438	184,177	—	6,973,113
Internal	27,648	189,671	17,015	33,568	(267,902)	—
Total	1,918,012	4,733,805	371,453	217,745	(267,902)	6,973,113
Segment results	280,038	95,055	5,205	1,565	(12,445)	369,418
Unallocated costs						(27,881)
Operating profit						341,537
Finance costs						(34,172)
Share of profits less losses of - Associated companies	464					464
Profit before taxation						307,829
Taxation						(148,393)
Profit after taxation						159,436
Minority interests						(12,769)
Net profit						146,667
Segment assets	2,193,747	2,004,166	179,183	120,949	(309,913)	4,188,132
Interests in associated companies	2,644					2,644
Unallocated assets						763,315
Total assets						4,954,091
Segment liabilities	658,459	1,642,500	63,367	71,444	(309,913)	2,125,857
Unallocated liabilities						94,190
Total liabilities						2,220,047
Capital expenditure	303,812	54,732	4,145	665		363,354
Depreciation	80,901	20,481	4,064	209		105,655
Amortisation charge	7,469	3,015	—	30		10,514
Impairment charge	1,186	—	—	—		1,186

Year ended 31 December 2002 (As restated)

	Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
Turnover						
External	1,743,449	3,794,686	307,501	98,187	—	5,943,823
Internal	25,585	250,757	8,944	28,280	(313,566)	—
Total	1,769,034	4,045,443	316,445	126,467	(313,566)	5,943,823
Segment results	194,804	74,691	7,653	2,670	(11,625)	268,193
Unallocated costs						(19,904)
Operating profit						248,289
Finance costs						(28,804)
Share of profits less losses of						
- Jointly controlled entities	(23,435)					(23,435)
- Associated companies	310					310
Profit before taxation						196,360
Taxation						(82,892)
Profit after taxation						113,468
Minority interests						(12,313)
Net profit						101,155
Segment assets	2,006,187	1,684,881	180,333	80,524	(271,614)	3,680,311
Interests in joint ventures	6,208					6,208
Interests in associated companies	2,930					2,930
Unallocated assets						720,761
Total assets						4,410,210
Segment liabilities	506,391	1,322,774	65,997	69,765	(271,614)	1,693,313
Unallocated liabilities						113,745
Total liabilities						1,807,058
Capital expenditure	219,521	26,174	6,487	311		252,493
Depreciation	67,337	16,295	5,408	201		89,241
Amortisation charge	7,401	3,015	—	30		10,446
Impairment charge	18,099	1,930	—	—		20,029

2. Operating profit

Operating profit is stated after charging and crediting the following:

	2003 RMB'000	2002 RMB'000
Charging:		
Depreciation and amortisation of fixed assets	105,655	89,241
Amortisation of intangible assets	10,514	10,446
Impairment charge of fixed assets (Note a)	1,186	20,029
Impairment charge of investment securities (Note c)	4,671	—
Outgoings in respect of investment properties	4,030	4,037
Outgoings in respect of other properties	1,840	2,212
Loss on disposal of fixed assets	4,917	3,696
Loss on disposal of a joint venture	—	16
Realised losses on disposal of trading securities	—	1,929
Unrealised losses on trading securities	—	1,714
Research and development costs	35,536	26,500
Auditors' remuneration	3,180	3,187
Staff costs:		
Pension benefit	58,311	50,537
Housing fund	22,113	12,066
Medical insurance	24,244	97,233
Housing allowances	19,290	7,817
Salaries, wages and other staff benefits	436,145	412,808
Operating leases for land and buildings	30,716	27,315
Crediting:		
Reversal of impairment charge of trading securities (Note b)	690	—
Recovery of bad debts previously written off	9,437	—
Reversal of write-down of inventories	—	785

Note:

(a) Impairment charge mainly arose as a result of technology upgrade, modernisation of production facilities and significant decline in market value of the assets.

(b) Reversal of impairment charge of trading securities was a result of the increase in market values of the securities.

(c) Impairment charge of investment securities was a result of the decrease in fair value at balance sheet date.

3. Finance costs

	2003 RMB'000	2002 RMB'000
Interest on bank loans	37,385	27,918
Other incidental borrowing costs	1,966	1,244
Total borrowing costs incurred	39,351	29,162
Less: interest capitalised in construction in progress	(5,179)	(358)
	34,172	28,804

The capitalisation rate applied to funds borrowed generally and used for the development of construction in progress is approximately 5.49% (2002: 5.49%).

4. Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	2003 RMB'000	2002 RMB'000
Current taxation:		
- PRC enterprise income tax	134,425	113,123
Deferred taxation relating to the origination and reversal of temporary differences	13,882	(30,341)
	148,307	82,782
Share of taxation attributable to:		
- Jointly controlled entities	—	—
- Associated companies	86	110
Taxation charges	148,393	82,892

The PRC enterprise income tax has been provided at the principal rate of 33% (2002: 33%) on the estimated assessable profit for the year.

廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of Annual Report for 2003

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the PRC enterprise income tax as follows:

	2003 RMB'000	2002 RMB'000
Profit before taxation	307,829	196,360
Calculated at a taxation rate of 33% (2002: 33%)	101,584	64,799
Effect of different taxation rates in a subsidiary	(2,488)	(2,666)
Income not subject to taxation	(13,350)	(6,371)
Expenses not deductible for taxation purposes	63,995	50,217
Tax refund	(1,348)	(23,087)
Taxation charges	148,393	82,892

An amount of RMB1,348,000 relating to income tax credits granted for a reason of qualified purchase of domestic equipment has been net off against the taxation charges for the year 2003.

Pursuant to a document [2000] 1063 issued by the Guangzhou Finance Bureau, enterprise income tax of listed companies in Guangzhou city in 2001 was initially based on the unified tax rate of 33% and the portion over 15% of the tax attributable to local government (i.e., 60% of the 18% of tax) was refunded. Accordingly, the effective income tax refund rate of 2001 was 10.8%. The Company and its major subsidiaries were effectively taxed at 22.2% in the year 2001.

An amount of RMB23,087,000 relating to the said tax refund for tax paid during the second half of 2001 was received and net off against the taxation charges for the year 2002.

There is no such income tax refund since year 2002.

Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

5. **Profit attributable to shareholders**

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of RMB67,000,000 (2002: RMB 42,910,000).

6. **Earnings per share**

The calculation of earnings per share for the year ended 31 December 2003 is based on the net profit of RMB146,667,000 (2002: RMB 101,155,000) and the 810,900,000 shares (2002: 810,900,000) in issue.

7. **Retained earnings**

	RMB'000
At 1 January 2002, as previously reported	125,953
Changes in accounting policy - provision for deferred taxation	44,281
At 1 January 2002, as restated	170,234
2001 Final dividend paid	(48,654)
Profit for the year	101,155
Transfers	(87,290)
At 31 December 2002	135,445
Representing:	
2002 Final dividend proposed	48,654
Others	86,791
Retained earnings at 31 December 2002	135,445
The Company and subsidiaries	172,394
Jointly controlled entities	(35,602)
Associated companies	(1,347)
	135,445
At 1 January 2003, as restated	135,445
Profit for the year	146,667
2002 Final dividend paid	(48,654)
Transfers	(88,110)
At 31 December 2003	145,348
Representing:	
2003 Final dividend proposed	48,654
Others	96,694
Retained earnings at 31 December 2003	145,348
The Company and subsidiaries	150,904
Associated companies	(5,556)
	145,348

10. ***REQUIRED INFORMATION***

The Company will publish in the website of The Stock Exchange of Hong Kong Limited all the information related to the Company's results announcement for the year ended 31 December 2003, as required by the paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The following announcement is made pursuant to paragraph 2(2) of the Listing Agreement.

ANNOUNCEMENT FOR THE RESOLUTIONS PASSED AT THE 29TH MEETING OF THE SECOND BOARD OF DIRECTORS

The Company and all members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

IT IS HEREBY ANNOUNCED THAT the 29th meeting of the 2nd board of directors of Guangzhou Pharmaceutical Company Limited (the "Company") was held at the premises of the Company at the Conference Room, 2nd Floor, 45 Shamian North Street, Guangzhou on 26 March 2004. Nine directors attended the meeting, of which Mr. Chu Youlin attended the meeting by means of teleconferencing. A director, Mr Liu Jinxiang, was not able to attend the meeting due to other work arrangements so that he appointed an independent non-executive director, Mr Zhang Bohua, to attend and vote at the meeting on his behalf. The meeting was presided by Mr. Cai Zhixiang, chairman of the Board with the supervisors and senior management staff of the Company sitting in which was in compliance with the requirements of the Company Law and the Articles of Association of the Company. After detailed discussion, the following matters were considered and unanimously approved and passed by the directors at the meeting:-

1. the directors' report for the year 2003;
2. the audited accounts for the Company for the year 2003;
3. the auditors' reports for the year 2003;
4. the reappointment of the retiring auditors, Guangzhou Yangcheng Certified Public Accountants Co. Ltd., and the international auditors, PricewaterhouseCoopers, and to authorize the Board to determine their respective remunerations;
5. the resolution of profit distribution and dividend payment for the year 2003;
   a) the distribution of the after tax profit of the Company and its subsidiaries are to be as follows:
      i) among its subsidiaries, manufacturing business is to transfer 10% to the statutory surplus reserve fund, 10% to the statutory public welfare reserve, 10% to the discretionary surplus reserve; trading business is to transfer 10% to the statutory surplus reserve fund, 10% to the statutory public welfare reserve, 20% to the discretionary surplus reserve.
      ii) the Company is to transfer 10% to the statutory surplus reserve fund, 5% to the statutory public welfare reserve, and no transfer is to be made to the discretionary surplus reserve.
   b) the full year dividend for 2003 is recommended to be Rmb0.06 per share (inclusive of tax for A shares), the total amount of dividends to be distributed amounts to Rmb48.654 million.
6. the projected net profit distribution policy for the Company in 2004:

   The Company proposes that there will be only one dividend distribution in 2004; the amount to be apportioned as dividend will not be lower than 30% of the net profit and this will be distributed in the form of cash; the Company does not plan to make any transfer from surplus reserve to capital in 2004.
7. the amount of emoluments to be paid to the directors of the Company;

   It is proposed that in 2004, the emoluments for the Company's directors will be Rmb4.33 million (excluding the emoluments of directors of the subsidiaries).
8. the amount of emoluments to be paid to the supervisors of the Company;

   It is proposed that in 2004, the emoluments for the Company's directors will be Rmb0.68 million (excluding the emoluments of supervisors of the subsidiaries).
9. the Company's agreement for connected transactions in respect of purchases and sales;
10. the amendment of the Articles of Associations of the Company.

(1) Addition of Paragraph (14) to the original Article 52 of the Articles of Association of the Company:

(14) to approve guarantees provided by the Company for other parties who satisfy certain conditions, which represents more than 10% of the latest audited consolidated net asset value of the Company ;

The original Paragraphs (14) and (15) of the Article is re-numbered as Paragraphs (15) and (16) respectively.

(2) Original Article 62 of the Articles of Association of the Company be amended to:

Article 62 Any shareholder entitled to attend and vote at a shareholders' general meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed may exercise the following rights according to his entrustment by the shareholder:

(i) the shareholder's right to speak at the shareholders' general meeting;

(ii) the right to require by himself or in conjunction with others to demand a poll in respect of a resolution;

(iii) the right to vote by a show of hands or a poll, but a proxy of a shareholder who has appointed more than one proxy may only exercise their voting rights by poll.

If a shareholder is required to abstain from voting or restricted to vote only in favour or against a resolution and the vote cast by that shareholder or his proxy is in contravention of such requirement and restriction, the vote will be regarded as ineffective.

(3) Addition of Paragraph (5) to the original Article 73 of the Articles of Association of the Company:

(5) to approve guarantees provided by the Company for other parties who satisfy certain conditions, which represents more than 10% of the latest audited consolidated net asset value of the Company ;

The original Paragraph (5) of the Article is re-numbered as Paragraph (6).

(4) Original Article 92 of the Articles of Association of the Company be amended to:

Article 92 The board of directors is responsible to the shareholders' general meeting and may exercise the following powers:

(i) to convene shareholders' general meetings and report on its work to the shareholders;

(ii) to implement resolutions passed by shareholders in shareholder's general meetings;

(iii) to decide on the Company's business plans and investment plans;

(iv) to formulate annual budgets and accounts of the Company;

(v) to formulate profit distribution plans and plans for recovery of losses;

(vi) to formulate plans for the increase or decrease in registered capital or plans for issue of bonds;

(vii) to formulate plans for the merger, demerger or dissolution of the Company;

(viii) to decide on the internal management structure of the Company;

(ix) to appoint or dismiss the manager of the Company, and at the recommendation of the manager, employ or dismiss deputy managers, financial controllers and other senior management staff of the Company and to fix their remuneration;

(x) to decide on a basic management control system of the Company;

(xi) to formulate proposals for amending the Articles of Association of the Company;

(xii) to approve guarantees provided by the Company for other parties who satisfy certain conditions, which represents more than 10% of the latest audited consolidated net asset value of the Company ;

(xiii) to exercise other powers as set out in the Articles of Association of the Company or conferred by the shareholders' general meeting.

Except the resolutions by the board of directors in respect of the matters specified in the above paragraphs (vi), (vii), (xi) and (xii), which shall be passed by two-thirds or more of the directors, the resolutions by the board of directors in respect of all other matters may be passed by more than one half of the directors.

廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of Annual Report for 2003

(5) Original Article 97 of the Articles of Association of the Company be amended to:

Article 97 Meetings of the board of directors shall be held only if more than half of the directors are present.

Each director shall have one vote. The resolutions by the board of directors must be passed by more than one half of the directors.

Where the number of votes cast for and against a resolution are equal, the chairman of the board of directors shall have a casting vote.

A director shall not vote on any resolution approving any transaction in which he or his associates has a material interest.

(6) Addition of Paragraph (6) to the original Article 111(1) of the Articles of Association of the Company:

6. the Company's guarantee to other parties;

At the same time, the original Paragraph (6) of the Article is re-numbered as Paragraph (7).

(7) Original Article 146 of the Articles of Association of the Company be amended to:

Article 146 Requirements in respect of the Company's guarantees are as follows:

(i) The Company is prohibited from directly or indirectly making a loan or a guarantee for a loan to directors, supervisors, general manager and other senior management staff of the Company and its holding company; and is prohibited from making a loan or a guarantee for a loan to persons connected to those directors, supervisors, general manager and senior management staff.

The following transactions are not subject to the prohibition set out above:

(1) the provision of a loan or a guarantee for a loan by the Company to a company which is a subsidiary of the Company;

(2) the provision of a loan or a guarantee for a loan or other funds by the Company under a service contract with any of its directors, supervisors, general manager and other senior management staff as approved by shareholders in shareholders' general meeting to meet expenditure incurred or to be incurred by them for the purposes of the Company or for the purposes of enabling them to properly perform their duties;

(3) where the ordinary course of business of the Company includes the lending of money or the provision of guarantees, the Company may make a loan to or provide a guarantee to any of its directors, supervisors, general manager and other senior management staff or persons connected to them on normal commercial terms.

(ii) Guarantee to other parties

(1) The Company is prohibited from providing a guarantee for a loan to controlling shareholder, a subsidiary of a shareholder, a fellow subsidiary of a shareholder and other related parties in which the Company holds less than 50% equity interests, any non-legal persons or individuals;

(2) The total amount of guarantee provided by the Company shall not be more than 50% of the latest audited consolidated net asset value of the Company;

(3) The Company shall carry a credit review of the parties for which the Company provides guarantee and the Company is prohibited from, directly or indirectly, providing guarantee for a loan to any party whose debt to assets ratio is higher than 70%;

(4) For any guarantee to be provided by the Company, the Company must request the party for which the guarantee is given to give a counter guarantee to the Company and the party who gives the counter guarantee must have the actual capability to fulfil the counter guarantee.

11. resolution of the Company to amend the "Rules Governing the Procedures for Operating the Shareholders' General Meeting" (refer to the website of the Shanghai Securities Exchange for the full text);

12. resolution of the Company to amend the "Rules Governing the Procedures for Operating the Meeting of the Board of Directors" (refer to the website of the Shanghai Securities Exchange for the full text);

13. the resolution to convene the 2003 Annual General Meeting, of which separate announcement will be made relating to the date of the meeting.

Board of directors of
Guangzhou Pharmaceutical Company Limited

26 March 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The following announcement is made pursuant to paragraph 2(2) of the Listing Agreement.

GUANGZHOU PHARMACEUTICAL COMPANY LIMITED RESOLUTIONS PASSED AT THE FIRST EXTRAORDINARY GENERAL MEETING IN 2004

The Company and all members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

Guangzhou Pharmaceutical Company Limited (the "Company") held its first Extraordinary General Meeting in 2004 ("EGM") at 11:30 a.m. on 26 March 2004 at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China. Two shareholders and proxies attended the meeting, representing a total of 513,216,000 shares, or approximately 63.29 % of the total number of shares of the Company, (of which 513,000,000shares were State-owned shares, representing approximately 63.26% of the total number of shares of the Company, and 216,000 shares were H shares, representing approximately 0.03% of the total number of shares of the Company). The meeting was held in compliance with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association with respect to the holding of Annual General Meeting.

Upon discussion and consideration, the following resolutions were passed at the meeting by means of individual ballot:

A. By way of ordinary resolutions:

1. Mr. Cai Zhixiang, Mr. Li Yimin, Mr. Feng Zansheng and Mr. Zhou Yuejin were elected as the directors of the third board of directors of the Company; Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang He Yong were elected as the independent non-executive directors of the third Board of Directors of the Company; and Mr. Ou Yang Qiang and Mr. Zhong Yu Gan were elected as the supervisors of the third Supervisory Committee of the Company. The tenure of each of the directors and supervisors of the next board of directors appointed is three years, and will be terminated until the directors of the next Board and supervisors of the next Supervisory Committee are elected.

(1) Members of the board of directors:

Mr Cai Zhixiang: 513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

Mr Li Yimin: 513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

Mr Feng Zansheng: 513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

Mr Zhou Yuejin: 513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

Mr Wu Zhang: 513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

Mr Wong Hin Wing: 513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

Mr Zhang He Yong: 513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

The above 7 elected persons form the third board of directors of the Company.

The former directors of the second board of directors Messrs Zhu Youlin, Zhang Bohua, Liu Jinxiang and Huang Buren ceased to be the directors of the Company.

(2) Members of the supervisory committee:

Mr Ou Yang Qiang: 513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

Mr Zhong Yu Gan: 513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

The above two elected persons and Mr Chen Canying who was elected as supervisor by the general meeting of labour representatives form the third supervisory committee.

The former supervisors of the second supervisory committee Messrs Tan Sima and Luo Jidong ceased to be the supervisors of the Company.

2. The purchase of insurance of liability for the directors and senior management of the Company and the granting of mandate to the board of directors to handle the procedures thereof.

513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0% and 0 shares abstain votes, representing 0%.

B. By way of special resolutions:

1. The amendment of the Articles of Associations of the Company.

To amend the former Article 90 of the Articles of Assocations of the Company as:

"The Board of Directors shall be established by the Company (the "Board"). The Board shall comprise 7 directors consisting of one chairman and one vice-chairman."

513,216,000 shares vote in favour, representing 100% of the total number of shares held by shareholders present at the EGM carrying voting rights; 0 shares vote against the resolution, representing 0 % and 0 shares abstain votes, representing 0%.

The EGM was withnessed by Zhang Zhengya, a lawyer from Z & T Law Firm, which issued its legal opinion that the assembly and the procedures for convening the EGM complied with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association, and the eligibility of persons attending the meeting was lawful and valid. No new motions were proposed by shareholders at the EGM. The voting procedures of the meeting complied with the laws and regulations and the provisions of the Company's Articles of Association. The resolutions passed at the EGM were lawful and valid.

Guangzhou Pharmaceutical Company Limited

26 March 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The following announcement is made pursuant to paragraph 2(2) of the Listing Agreement.

GUANGZHOU PHARMACEUTICAL COMPANY LIMITED ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE SEVENTEENTH MEETING OF THE SECOND SUPERVISORY COMMITTEE

It is hereby announced that the seventeenth Meeting of the second Supervisory Committee of Guangzhou Pharmaceutical Company Limited (the "Company") was held on 26 March 2004 at the Conference Room, 2nd Floor of the Company. The meeting was chaired by Mr. Chen Can Ying , chairman of the Supervisory Committee. All of the supervisors of the Company attended the meeting which complied with the Company Law and the Articles of Association of the Company. The following resolutions were considered and passed unanimously at the meeting:

1. The report of Supervisory Committee for the year 2003 was approved.
2. The auditors' report for the year 2003 was reviewed.

Guangzhou Pharmaceutical Company Limited
Supervisory Committee

26 March 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

CONTINUING CONNECTED TRANSACTIONS

The Directors announce that on 26 March 2004, the Company and GPHL entered into the Agreement which governs the Trading Transactions (being the Continuing Connected Trading Transactions and the Other Trading Transactions) for the three financial years ending 31 December 2006.

The Other Trading Transactions will not constitute connected transactions for the Company under the Listing Rules. The Continuing Connected Trading Transactions, being transactions between the Group and the GPHL Group, will constitute continuing connected transactions for the Company under Chapter 14A of the Revised Listing Rules. The Continuing Connected Trading Transactions will be subject to disclosure requirements and are exempted from the Independent Shareholders' approval requirements pursuant to rule 14A.34 of the Revised Listing Rules.

According to the rules of the Shanghai Stock Exchange, the Agreement, which covers both the Continuing Connected Trading Transactions and the Other Trading Transactions, is subject to Independent Shareholders' approval in the Company's general meeting. GPHL and its associates will abstain from voting at the general meeting in relation to the Agreement and the Trading Transactions.

The Board has appointed Grand Vinco Capital Limited as the independent financial adviser to the Independent Board Committee which shall be formed to consider the terms of the Agreement and the Trading Transactions. A circular containing, among other things, details of the Agreement and the Trading Transactions, and the recommendation of the Independent Board Committee as well as the advice of Grand Vinco Capital Limited in relation thereto will be dispatched to the shareholders of the Company as soon as possible.

THE AGREEMENT

The Directors announce that on 26 March 2004, the Company and GPHL entered into the Agreement, pursuant to which the parties have agreed that during each of the three financial years ending 31 December 2006,

(1) the maximum aggregate value of the Sale Transactions would be HK$160,000,000 (equivalent to about RMB169,600,000), comprising the maximum aggregate value of the Continuing Connected Sale Transactions of HK$10,000,000 (equivalent to about RMB10,600,000), and the maximum aggregate value of the Other Sale Transactions of HK$150,000,000 (equivalent to about RMB159,000,000); and

(2) the maximum aggregate value of the Purchase Transactions would be HK$160,000,000 (equivalent to about RMB169,600,000), comprising the maximum aggregate value of the Continuing Connected Purchase Transactions of HK$10,000,000 (equivalent to about RMB10,600,000), and the maximum aggregate value of the Other Purchase Transactions of HK$150,000,000 (equivalent to about RMB159,000,000).

It was also set out in the Agreement that the Company and GPHL have agreed that:

a. each Trading Transaction will be conducted (i) in the ordinary and usual course of the business of the Group; (ii) on an individual and arm's length basis; and (iii) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms to the Group no less favourable than terms available to or from (as appropriate) Independent third Parties;

b. the Continuing Connected Trading Transactions will be reviewed by the independent non-executive Directors and the auditors of the Company annually, and their respective relevant reports, together with information on the Continuing Connected Trading Transactions, will be set out in the Company's next annual report following the occurrence of the relevant Continuing Connected Trading Transactions; and

c. GPHL will provide its relevant records to the Company's auditors during their course of review of the Continuing Connected Trading Transactions.

REASONS FOR THE AGREEMENT

The Group is principally engaged in (i) the manufacture and sale of Chinese patent medicine, and (ii) the wholesale, retail, import and export of western and Chinese pharmaceutical products and various medical apparatus.

GPHL, a state-owned enterprise in the PRC, is the controlling shareholder of the Company holding about 63.26% of the issued share capital of the Company. The GPHL Group is principally engaged in the development, manufacture and trading of western pharmaceutical products.

The BYSHL Group is a state-owned conglomerate in the PRC with over 40 subsidiaries covering a variety of industries. BYSCL was a subsidiary of BYSHL. The BYSCL Group is engaged in the development, manufacture and sale of pharmaceutical products.

The Group, in its ordinary and usual course of business, sells/purchases pharmaceutical products, pharmaceutical raw materials and medical apparatus to/from the GPHL Group, BYSHL Group and the BYSCL Group.

It was set out in the Company's announcement dated 6 February 2004 that pursuant to a directive issued by the Guangzhou Municipal Government on 15 November 2000, GPHL was appointed to oversee the debt restructuring of the BYSHL Group, which was under financial distress, and GPHL has been representing the Guangzhou Municipal Government as a sole shareholder of BYSHL but does not have the power to exercise the voting rights of the Guangzhou Municipal Government in BYSHL without the consent of the Guangzhou Municipal Government. Therefore BYSHL is not a subsidiary of GPHL. It was also set out in the Company's announcement dated 6 February 2004 that GPHL (i) does not exercise or control the exercise of 30% or more of the voting power at the general meetings of BYSCL, and (ii) does not control the composition of a majority of the board of directors of BYSCL. Accordingly, BYSHL and BYSCL are not regarded as associates of GPHL and the Other Trading Transactions will not constitute connected transactions for the Company under the Listing Rules. However, having considered the relationship among GHPL, BYSHL and BYSCL as mentioned in this paragraph, the Company and GPHL entered into the Agreement to govern the Trading Transactions for the three financial years ending 31 December 2006, in particular, to set out the respective maximum aggregate values of the Continuing Connected Sale Transactions, the Other Sale Transactions, the Continuing Connected Purchase Transactions and the Other Purchase Transactions for each of the three years ending 31 December 2006.

Set out below is a summary of the Trading Transactions took place during the three financial years ended 31 December 2003:

Sale Transactions

Sales of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group to:	Year ended 31 December 2001		Year ended 31 December 2002		Year ended 31 December 2003	
	RMB'000	% to turnover (Note 5)	RMB'000	% to turnover (Note 5)	RMB'000	% to turnover (Note 5)
The GPHL Group (i.e. Continuing Connected Sale Transactions) (Notes 1 & 2)	3,848	0.072	288	0.005	215	0.003
The BYSHL Group and the BYSCL Group (i.e. Other Sale Transactions) (Notes 1, 3 & 4)	38,118	0.715	65,352	1.099	104,025	1.492
Pro forma annual values of the Sale Transactions	41,966	0.787	65,640	1.104	104,240	1.495

Purchase Transactions

Purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group from:	Year ended 31 December 2001		Year ended 31 December 2002		Year ended 31 December 2003	
	RMB'000	% to cost of sales (Note 6)	RMB'000	% to cost of sales (Note 6)	RMB'000	% to cost of sales (Note 6)
The GPHL Group (i.e. Continuing Connected Purchase Transactions) (Notes 1 & 2)	1,975	0.047	1,661	0.036	6,815	0.122
The BYSHL Group and the BYSCL Group (i.e. Other Purchase Transactions) (Notes 1, 3 & 4)	41,855	1.005	75,615	1.633	100,113	1.796
Pro forma annual values of the Purchase Transactions	43,830	1.052	77,276	1.669	106,928	1.918

Notes:

1. Assuming the acquisition of 51% equity interest in Yingbang by the Group from GPHL (details of which was disclosed in the Company's announcement dated 6 February 2004) had been completed on 1 January 2001, hence Yingbang had been a subsidiary of the Group during the three years ended 31 December 2003.
2. Based on the assumption stated in Note 1 above, not including transactions between Yingbang and other companies of the Group as stated in the Company's annual reports for the three years ended 31 December 2001, 2002 and 2003.
3. Assuming the transfer of equity interests in six companies from GPHL to BYSCL had been completed on 1 January 2001.
4. Based on the assumptions stated in Notes 1 and 3 above, including transactions between Yingbang and (i) the BYSHL Group and (ii) the BYSCL Group (including the six companies mentioned in Note 3 above) in relation to sales and purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus.
5. Turnover of the Group during the financial years ended 31 December 2001, 2002 and 2003 were about RMB5,334,029,000, RMB5,943,823,000 and RMB6,973,113,000, respectively (these figures were extracted from the Company's accounts prepared in accordance with accounting principles generally accepted in Hong Kong.
6. Cost of sales of the Group during the financial years ended 31 December 2001, 2002 and 2003 were about RMB4,165,306,000, RMB4,630,443,000 and RMB5,576,164,000, respectively (these figures were extracted from the Company's accounts prepared in accordance with accounting principles generally accepted in Hong Kong).

The Directors estimate that in each of the three financial years ending 31 December 2006, (i) the aggregate value of the Sale Transactions will not exceed HK$160,000,000 (equivalent to about RMB169,600,000) as the aggregate values of the Continuing Connected Sale Transactions and the Other Sale Transactions will not exceed HK$10,000,000 (equivalent to about RMB10,600,000) and HK$150,000,000 (equivalent to about RMB159,000,000), respectively; and (ii) the aggregate value of the Purchase Transactions will not exceed HK$160,000,000 (equivalent to about RMB169,600,000) as the aggregate values of the Continuing Connected Purchase Transactions and the Other Purchase Transactions will not exceed HK$10,000,000 (equivalent to about RMB10,600,000) and HK$150,000,000 (equivalent to about RMB159,000,000), respectively. The basis of these values are determined with reference to (a) the respective pro forma annual values of the Continuing Connected Sale Transactions, the Other Sale Transactions, the Continuing Connected Purchase Transactions and the Other Purchase Transactions during each of the three years ended 31 December 2003 as shown in the tables above; and (b) the anticipated growth in the respective aggregate values of the Sale Transactions and the Purchase Transactions since it is expected that the business of the Group will further grow during the three years ending 31 December 2006, hence it is expected that the respective volumes of sales and purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus to be made by the Group to/from the GPHL Group, the BYSHL Group and the BYSCL Group will increase.

The Directors (including the independent non-executive Directors) consider that the Trading Transactions will be conducted in the ordinary and usual course of the business of the Group. In addition, each Trading Transaction will be negotiated on an individual and arm's length basis and will be conducted on normal commercial terms or on terms to the Group no less favourable than those available to or from (as appropriate) Independent Third Parties. Therefore, the Directors (including the independent non-executive Directors) consider that the terms of the Trading Transactions, comprising the Continuing Connected Trading Transactions and the Other Trading Transactions, are fair and reasonable so far as the shareholders of the Company are concerned as a whole.

Independent Shareholders' APPROVAL

According to the rules of the Shanghai Stock Exchange, as during each of the three years ending 31 December 2006 each of the maximum aggregate values of the Sale Transactions and the Purchase Transactions under the Agreement are set to be RMB169,600,000 (equivalent to about HK$160,000,000), which is higher than RMB30,000,000 (equivalent to about HK$28,302,000), the Agreement is required to be subject to Independent Shareholders' approval in the general meeting of the Company.

CONTINUING CONNECTED TRANSACTIONS UNDER THE REVISED LISTING RULES

As mentioned in the above paragraph headed "Reasons for the Agreement" of this announcement, BYSHL and BYSCL are not regarded as associates of GPHL, and the Other Trading Transactions will not constitute connected transactions for the Company under the Listing Rules.

The Continuing Connected Trading Transactions between the Group and the GPHL Group will constitute continuing connected transactions for the Company under Chapter 14A of the Revised Listing Rules. After reviewing the respective annual values of the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions in recent years, the Directors estimate that in the coming years, the respective aggregate amounts of the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions for each financial year will not exceed HK$10,000,000 (equivalent to about RMB10,600,000). On that basis, the Continuing Connected Trading Transactions will only be subject to disclosure requirements and are exempted from the Independent Shareholders' approval requirements pursuant to rule 14A.34 of the Revised Listing Rules. Nevertheless, as mentioned above, the Agreement, which covers both the Continuing Connected Trading Transactions and the Other Trading Transactions, is subject to Independent Shareholders' approval in the Company's general meeting according to the rules of the Shanghai Stock Exchange.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC 廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

CONTINUING CONNECTED TRANSACTIONS

In addition, the Company will comply with the following conditions in relation to the Continuing Connected Trading Transactions:

(a) the Continuing Connected Trading Transactions shall be entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms to the Group no less favourable than terms available to or from (as appropriate) *Independent Third Parties; and*

(iii) in accordance with the terms of the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole;

(b) *during each of the three financial years ending 31 December 2006,* with regard to the maximum aggregate value of the Continuing Connected Sale Transactions, (1) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 2.5%; or (2) each of the percentage ratios (other than the profits ratio) should be less than 25% and the annual consideration is less than HK$10,000,000 (equivalent to about RMB10,600,000);

(c) during each of the three financial years ending 31 December 2006, with regard to the maximum aggregate value of the Continuing Connected Purchase Transactions, (1) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 2.5%; or (2) each of the percentage ratios (other than the profits ratio) should be less than 25% and the annual consideration is less than HK$10,000,000 (equivalent to about RMB10,600,000);

(d) details of the Continuing Connected Trading Transactions, including the transaction dates, the parties to the transactions and a description of their connected relationship, a brief description of the transactions and their purpose, the total consideration and terms of the transactions, and the nature and extent of the connected persons' interest in the transactions, shall be disclosed in the Company's next annual reports and accounts following the occurrence of the transactions in accordance with rule 14A.45 of the Revised Listing Rules;

(e) the Company's independent non-executive Directors shall review annually the Continuing Connected Trading Transactions and confirm in the Company's next annual reports following the occurrence thereof that the Continuing Connected Trading Transactions have been conducted in the manner as stated in paragraphs (a), (b) and (c) above, and if, for whatever reasons, the *Company's independent non-executive Directors decline or are* unable to provide the confirmation mentioned in this paragraph, the Directors shall notify the Stock Exchange promptly;

(f) the Company's auditors shall review the Continuing Connected Trading Transactions annually, and provide the Board with a letter confirming that:

(i) the Continuing Connected Trading Transactions have received the approval of the Directors;

(ii) the aggregate amount of the Continuing Connected Sale Transactions during each of the financial year ending 31 December 2006 has not exceeded the annual cap as stated in paragraph (b) above;

(iii) the aggregate amount of the Continuing Connected Purchase Transactions during each of the financial year ending 31 December 2006 has not exceeded the annual cap as stated in paragraph (c) above;

(iv) the Continuing Connected Sale Transactions are in accordance with the pricing policies of the Company; and

(v) the Continuing Connected Trading Transactions have been entered into in accordance with the terms of the relevant agreements governing the transactions;

where, for whatever reasons, the Company's auditors decline to accept the engagement or are unable to provide the auditors' letter, the Directors shall notify the Stock Exchange promptly; and

(g) GPHL shall provide the Stock Exchange with an undertaking that, for so long as the Company's shares are listed on the Stock Exchange and GPHL remains as a substantial shareholder (has the meaning ascribed thereto under the Listing Rules) of the Company, it will provide the Company's auditors with full access to its relevant records to carry out the auditors' review of the Continuing Connected Trading Transactions referred to in paragraph (f) above.

In the event that any of the respective annual caps applicable to the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions as stated in paragraphs (b) and (c) above is exceeded or if the Group enters into any new agreement with any connected person (within the meaning of the Listing Rules) in the future, the Company must comply with the provisions of Chapter 14A of the Revised Listing Rules dealing with connected transactions, unless it applies for and obtains a separate waiver from the Stock Exchange.

ANNUAL GENERAL MEETING

The Directors propose to seek the Independent Shareholders' approval of the Agreement in the forthcoming annual general meeting of the Company to be convened to, inter alia, consider and approve the Company's audited financial results for the year ended 31 December 2003. The Board has appointed Grand Vinco Capital Limited as the independent financial adviser to the Independent Board Committee which shall be formed to consider the terms of the Agreement and the Trading Transactions, which comprises the Continuing Connected Trading Transactions and the Other Trading Transactions. A circular containing, among other things, details of the Agreement and the Trading Transactions, and the recommendation of the Independent Board Committee as well as the advice of Grand Vinco Capital Limited in relation thereto will be dispatched to the shareholders of the Company as soon as possible.

GPHL and its associates will abstain from voting at the forthcoming annual general meeting in relation to the Agreement and the Trading Transactions.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Term	Meaning
"Agreement"	the agreement dated 26 March 2004 entered into between the Company and GPHL in relation to the Trading Transactions
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"BYSCL"	廣州白雲山製藥股份有限公司 (Guangzhou Baiyunshan Pharmaceutical Manufacturing Company Limited), a company incorporated in the PRC the securities of which are listed on the Shenzhen Stock Exchange
"BYSCL Group"	BYSCL and its subsidiaries
"BYSHL"	廣州白雲山企業集團有限公司 (Guangzhou Baiyunshan Enterprise Holdings Limited), a state-owned company *incorporated in the PRC*
"BYSHL Group"	BYSHL and its subsidiaries
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on the Stock Exchange and the Shanghai Stock Exchange
"Continuing Connected Purchase Transactions"	purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group from the GPHL Group which are regarded as continuing connected transactions under the Revised Listing Rules
"Continuing Connected Sale Transactions"	sales of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group to the GPHL Group which are regarded as continuing connected transactions under the Revised Listing Rules
"Continuing Connected Trading Transactions"	the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions
"Directors"	the directors of the Company
"Existing Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited currently in effect
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned company incorporated in the PRC and the controlling shareholder of the Company
"GPHL Group"	GPHL and its subsidiaries and their associates, other than the Group
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee of the Company to be formed to consider the terms of the Agreement and the Trading Transactions
"Independent Shareholders"	shareholders of the Company other than GPHL and its associates
"Independent Third Party"	a person or entity who/which is not a connected person of the Company as defined in the Listing Rules
"Listing Rules"	*the Existing Listing Rules and the Revised* Listing Rules
"Other Purchase Transactions"	purchases of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group from the BYSHL Group and the BYSCL Group
"Other Sale Transactions"	sales of pharmaceutical products, pharmaceutical raw materials and medical apparatus by the Group to the BYSHL Group and the BYSCL Group
"Other Trading Transactions"	the Other Sale Transactions and the Other Purchase Transactions
"percentage ratios"	has the meaning ascribed thereto under the Revised Listing Rules
"PRC"	*the People's Republic of China*
"profits ratio"	has the meaning ascribed thereto under the Revised Listing Rules
"Purchase Transactions"	the Continuing Connected Purchase Transactions and the Other Purchase Transactions
"RMB"	Renminbi, the lawful currency of the PRC
"Revised Listing Rules"	the revised Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong *Limited which will come into effect* on 31 March 2004
"Sale Transactions"	the Continuing Connected Sale Transactions and the Other Sale Transactions
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Trading Transactions"	the Continuing Connected Trading Transactions (being the Continuing Connected Sale Transactions and the Continuing Connected Purchase Transactions) and the Other Trading Transactions (being the Other Sale Transactions and the Other Purchase Transactions)
"Yingbang"	廣州醫藥集團盈邦營銷有限公司 (Guangzhou Pharmaceutical Yingbang Marketing Company Limited), a company incorporated in the PRC and currently a 51% owned subsidiary of the Company
"%"	per cent.

In this announcement, unless otherwise specified, amounts in RMB are converted to HK$ at a conversion rate of HK$1.00=RMB1.06 for illustration only. No representation is made that any amounts in RMB or HK$ could have been or could be converted at such rate or any other rates.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 26 March 2004



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(股份編號：0874)

二零零三年年度報告摘要

1. 重要提示

1.1 廣州藥業股份有限公司(「廣州藥業」或「本公司」)董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。本年度報告摘要摘自年度報告全文，投資者欲瞭解詳細內容，應閱讀年度報告全文。

1.2 公司董事長蔡志祥先生、總經理周躍進先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證年度報告中財務會計報告的真實、完整。

1.3 獨立董事劉錦湘先生因公務未能出席本次董事會，委託獨立董事張鶴鏞先生代為出席並行使表決權。

1.4 本年度報告摘要中引用的財務數據除非特別注明，均係按中國會計準則及制度編制的數據。

2. 上市公司基本情況簡介

2.1 基本情況簡介

股票簡稱	廣州藥業	廣州藥業
股票代碼	600332(A股)	0874(H股)
上市交易所	上海證券交易所	香港聯合交易所有限公司
註冊地址	中國廣東省廣州市沙面北街45號	
辦公地址	中國廣東省廣州市沙面北街45號	
郵政編碼	510130	
公司國際互聯網網址	http://www.gpc.com.cn	
電子信箱	sec@gpc.com.cn	

2.2 聯繫人和聯繫方式

	董事會秘書	證券事務代表
姓名	何舒華	黃雪貞
聯繫地址	中國廣東省廣州市沙面北街45號	中國廣東省廣州市沙面北街45號
電話	(8620) 8121 8119	(8620) 8121 8086
傳真	(8620) 8121 6408	(8620) 8121 6408
電子信箱	hesh@gpc.com.cn	huangxz@gpc.com.cn

3. 會計數據和財務指標摘要

3.1 主要會計數據(單位：人民幣千元)

	二零零三年度	二零零二年度 調整前	二零零二年度 調整後	本年度比上年度 增減(%)	二零零一年度 調整前	二零零一年度 調整後
主營業務收入	6,971,963	5,943,823	5,943,823	17.30	5,334,029	5,334,029
利潤總額	284,773	287,506	287,506	-0.95	260,081	260,081
淨利潤	139,795	158,478	158,478	-11.79	146,134	146,134
扣除非經常性損益的淨利潤	144,460	162,296	162,296	-10.99	147,580	147,580

	二零零三年末	二零零二年末 調整前	二零零二年末 調整後	本年末比上年末 增減(%)	二零零一年末 調整前	二零零一年末 調整後
總資產	4,707,039	4,173,194	4,173,194	12.79	3,702,113	3,702,113
股東權益(不含少數股東權益)	2,429,476	2,286,929	2,335,583	4.02	2,172,916	2,221,570

3.4 按香港普遍採納之會計原則編制的幾項(貨幣單位：人民幣)

指標項目	二零零三年	二零零二年	二零零一年	二零零零年	一九九九年
1. 營業額(千元)	6,973,113	5,943,823	5,334,029	4,222,857	3,454,492
2. 除稅前盈利(千元)	307,829	196,360	205,987	204,572	178,115
3. 股東應佔盈利(千元)	146,667	101,155	95,868	135,250	128,688
4. 總資產(千元)	4,954,091	4,410,210	3,877,969	3,256,426	3,072,057
5. 總負債(千元)	2,402,674	1,956,130	1,469,539	1,657,609	1,593,832
6. 股東權益(千元)	2,551,417	2,454,080	2,408,430	1,598,817	1,478,225
7. 每股收益(元)	0.181	0.125	0.119	0.185	0.176
8. 每股淨資產(元)	3.15	3.03	2.97	2.18	2.02
9. 淨資產收益率%	5.75	4.12	3.98	8.46	8.71
10. 股東權益比率%	51.50	55.65	62.11	49.10	48.12
11. 資產負債率%	48.50	44.35	37.89	50.90	51.88

註： 資產負債率乃根據此公式計算：負債總值÷資產總值×100%

4 股本變動及股東情況

4.1 股份變動情況表

公司股份變動情況表

數量單位：股

	本次變動前	配股	送股	公積金轉股	增發	其他	小計	本次變動後
一、未上市流通股份								
1. 發起人股份								
其中：								
國家持有股份	513,000,000	—	—	—	—	—	—	513,000,000
境內法人持有股份	—	—	—	—	—	—	—	—
境外法人持有股份	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
2. 募集法人股份	—	—	—	—	—	—	—	—
3. 內部職工股	—	—	—	—	—	—	—	—
4. 優先股或其他	—	—	—	—	—	—	—	—
未上市流通股份合計	513,000,000	—	—	—	—	—	—	513,000,000
二、已上市流通股份								
1. 人民幣普通股	78,000,000	—	—	—	—	—	—	78,000,000
2. 境內上市的外資股	—	—	—	—	—	—	—	—
3. 境外上市的外資股	219,900,000	—	—	—	—	—	—	219,900,000
4. 其他	—	—	—	—	—	—	—	—
已上市流通股份合計	297,900,000	—	—	—	—	—	—	297,900,000
三、股份總數	810,900,000	—	—	—	—	—	—	810,900,000

4.2 前十名股東、前十名流通股股東持股表

本報告期末股東總數 52,718戶

前十名股東持股情況

年度內	年末持股	比例	股份類別(已流通	質押或凍結的股份	股份性質(國有股東

5. 董事、監事和高級管理人員

5.1 董事、監事和高級管理人員持股變動

姓名	職務	性別	年齡	任期起止日期	年初持股數	年末持股數	變動原因
蔡志祥	董事長	男	54	2000.10.18-至今	14,700	14,700	—
李益民	副董事長	男	53	2000.10.18-至今	14,700	14,700	—
馮贊勝	董事	男	53	2000.10.18-至今	—	—	—
周躍進	董事兼總經理	男	46	2002.3.27-至今	3,700	28,900	—
[illegible]	獨立非執行董事	男	59	2000.10.18-至今	—	—	—
張鶴鏞	獨立非執行董事	男	71	2000.10.18-至今	—	—	—
劉錦湘	獨立非執行董事	男	63	2000.10.18-至今	—	—	—
吳張	獨立非執行董事	男	46	2000.10.18-至今	—	—	—
黃龍德	獨立非執行董事	男	68	2000.10.18-至今	—	—	—
鍾育贇	監事會主席	男	54	2000.10.18-至今	9,800	9,800	—
[illegible]	監事	男	40	2000.10.18-至今	—	—	—
[illegible]	監事	男	50	2000.10.18-至今	—	—	—
何舒華	副總經理兼董事會秘書	男	47	2000.10.18-至今	11,200	21,700	—
[illegible]	副總經理	男	43	2000.10.18-至今	—	—	註
高昉	財務總監	男	45	2002.6.20-至今	—	—	—

註： 本報告期後，經第二屆二十八次董事會會議批准，[illegible]先生因工作調動而辭去本公司副總經理一職。

5.2 在股東單位任職的董事監事情況

☑適用 ☐不適用

姓名	任職的股東名稱	在股東單位擔任的職務	任職期間	是否領取報酬、津貼(是或否)
蔡志祥	廣州醫藥集團有限公司	董事長	1998.3-至今	否
李益民	廣州醫藥集團有限公司	副董事長 總經理	1998.3-至今	否
鍾育贇	廣州醫藥集團有限公司	紀委書記 工會主席	2001.12-至今	否

5.3 董事、監事和高級管理人員年度報酬情況

年度報酬總額	513萬元
金額最高的前三名董事的報酬總額	270萬元
金額最高的前三名高級管理人員的報酬總額	89萬元
獨立董事津貼	31萬元
獨立董事其他待遇	無
不在本公司領取報酬、津貼的董事、監事姓名	無

報酬區間	人數
40萬元以上	6人
10萬元至40萬元	2人
10萬元以下	7人

6. 董事會報告

6.3 主營業務分地區情況

地區	主營業務收入(人民幣千元)	主營業務收入比上年增減(%)
華南	5,514,420	21.12
華東	469,802	4.42
華北	269,378	5.06
東北	185,356	-9.87
西南	272,754	20.68
西北	142,619	33.51
出口	117,634	-19.46
合計	6,971,963	17.30

6.4 採購和銷售客戶情況

前五名供應商採購金額合計	972,248千元
佔採購總額比重	16.51%
前五名銷售客戶銷售金額合計	388,693千元
佔銷售總額比重	5.58%

6.5 參股公司經營情況(適用投資收益佔淨利潤10%以上的情況)

☐適用 ☑不適用

6.6 主營業務及其結構發生重大變化的原因說明

☐適用 ☑不適用

6.7 主營業務盈利能力(毛利率)與上年相比發生重大變化的原因說明

☐適用 ☑不適用

6.8 經營成果和利潤構成與上年度相比發生重大變化的原因分析

☑適用 ☐不適用

貨幣單位：人民幣元

項目	2003年度	2002年度	增減%
其他業務利潤	43,331,577.75	31,799,024.38	36.27

原因說明：

其他業務利潤本年數比上年同期數增加11,533千元，增幅36.27%，主要是由於本集團本年度為藥品生產商提供新產品市場調查服務，相應增加諮詢費收入及將部分倉庫出租，相應增加倉儲收入。

整體財務狀況與上年度相比發生重大變化的原因分析

☑適用 ☐不適用

(1) 應收票據年末數比年初數增加52,101千元，主要原因是本集團的部分大客戶本年起較多使用票據進行結算；

(2) 預付賬款年末數比年初數增加39,402千元，增幅為49%，主要原因是本集團取得藥品代理權而需預付購貨款增加；

(3) 存貨年末數比年初數增加219,091千元，增幅為25.80%，主要是為了能滿足二零零四年一月春節旺盛需求而增加備貨所致；

(4) 在建工程年末數比年初數增加69,392千元，增幅為29.33%，主要原因是本年度本公司屬下子公司廣州中一藥業股份有限公司雲埔廠房易地改造、廣州漢方現代中藥研究開發有限公司從化基地建設、廣州醫藥有限公司黃金圍物流配送中心等工程按工程進度增加投入工程支出；

(5) 應付票據年末數比年初數增加134,355千元，增幅172%，主要原因是本年度本集團的商品流通企業銷售額大幅度上升，購貨量相應增加，為加強資金管理而對部分採購業務增加採用銀行承兌匯票方式進行結算；

(6) 專項應付款年末數比年初數增加24,001千元，增幅為105%，主要原因

		調整前	調整後	增減(%)	調整前	調整後
每股收益	0.17	0.20	0.20	-15.00	0.18	0.18
淨資產收益率(%)	5.75	6.93	6.79	-15.32	6.73	6.58
扣除非經常性損益的淨利潤為基礎計算的淨資產收益率(%)	5.95	7.10	6.95	-14.39	6.79	6.64
每股經營活動產生的現金流量淨額	-0.01	0.21	0.21	-104.76	0.17	0.17

	二零零三年末	二零零二年末		本年末比上年末	二零零一年末	
		調整前	調整後	增減(%)	調整前	調整後
每股淨資產	3.00	2.82	2.88	4.17	2.68	2.74
調整後的每股淨資產	2.92	2.74	2.80	4.29	2.59	2.65

3.3 國內外會計準則差異

☑適用 ☐不適用

人民幣千元	國內會計準則	境外會計準則
淨利潤	139,795	146,667
差異說明		
國內會計準則之淨利潤		139,795
減：無形資產之攤銷 註1		10,446
固定資產重估價值的折舊 註2		1,975
少計提之研究與開發費用 註3		4,228
計提之遞延稅款 註4		13,882
計提之職工福利及獎勵基金 註5		2,507
少數股東權益的變動差異 註11		2,216
加：確認之政府補助收入 註6		290
回轉之過往性醫療保險 註7		4,980
本年度回轉的壞帳準備 註8		26,067
確認由於對子公司的股權沖淡而產生之收益 註9		3,565
確認攤銷的應付款項 註10		7,224
境外會計準則之淨利潤		146,667

註：淨利潤的差異說明

1. 此職工住房改造款為二零零零年本集團職工向本集團購買職工住房發生之房改損失。按照香港普遍採納之會計原則，此項損失視為無形資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。
2. 本集團在一九九七年H股上市時，集團資產由一國際評估師進行重估。該重估增值已反映於按香港普遍採納之會計原則編制之賬目中，而不被反映在按中國會計準則及制度編制之賬目中。按香港普遍採納之會計原則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。
3. 於二零零二年以前，在按中國會計準則及制度編制的賬目中，本集團按照銷售收入之一定比例計提研究開發費用。然而，於二零零三年，在按中國會計準則及制度編制的賬目中，本集團改變研究開發費用計提的會計政策，改由根據法定或約定之責任和可靠之估算進行計提，與按香港普遍採納之會計原則的處理方法一致。對於按中國會計準則及制度在二零零二年度計提並於二零零三年度使用之研究開發費用，按香港普遍採納之會計原則於二零零三年度損益賬中支銷。
4. 本集團在按中國會計準則及制度編制的賬目中未計提遞延稅項，而在按香港普遍採納之會計原則編制的賬目中，採用負債法就所有之短暫時差作全數撥備遞延稅款負債，就有可能將未來應課稅盈利與可動用之短暫時差抵銷確認遞延稅款資產。
5. 此項差異為在按中國會計準則及制度編制的賬目中於稅後利潤計提之職工福利基金，而按香港普遍採納之會計原則編制的賬目中，該等職工福利基金於當期損益賬中支銷。
6. 本集團在按中國會計準則及制度編制的賬目中將政府補助收入確認為資本公積，而按香港普遍採納之會計原則編制的賬目中，該等補助收入確認為當期損益，並由稅後利潤轉撥至資本公積。
7. 於二零零一年十二月一日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按中國會計準則及制度編制的賬目中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計原則不採納現金收付實現制。
8. 此項差異為在香港普遍採納之會計原則編制的賬目中已於以前年度計提之應收賬款壞賬準備。該等準備在本年度或已在按中國會計準則及制度編制的賬目中計提或有證據顯示已計提壞賬準備的應收款項回收可能性增大，因而在香港普遍採納之會計原則編制的賬目中予以回轉。
9. 本集團在按中國會計準則及制度編制的賬目中將由於對子公司的股權沖淡而產生之收益確認為資本公積，而按香港普遍採納之會計原則編制的賬目中，該等收益於當期損益賬中確認，並由稅後利潤轉撥至資本公積。
10. 本集團在按中國會計準則及制度編制的賬目中將應付款項的核銷確認為資本公積，而按香港普遍採納之會計原則編制的賬目中，該等應付款項的核銷於損益賬中確認，並由稅後利潤轉撥至資本公積。
11. 由於上述調整使按香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤存在差異，因而引致少數股東權益產生差異。

香港中央結算(代理人)有限公司	—	218,170,999	約26.90	已流通	不詳	H股
HSBC NOMINEES (HONG KONG) LIMITED	—	862,000	約0.11	已流通	不詳	H股
WONG CHUNG KING	—	308,000	約0.04	已流通	不詳	H股
鄧大鵬	—	305,746	約0.04	已流通	不詳	A股
興和證券投資基金	—	302,415	約0.04	已流通	不詳	A股
陳宇亮	—	166,557	約0.02	已流通	不詳	A股
張量	—	123,000	約0.02	已流通	不詳	A股
劉志忠	—	120,000	約0.01	已流通	不詳	A股
謝鳳華	—	115,000	約0.01	已流通	不詳	A股

前十名股東關聯關係或一致行動的說明

1. 根據香港中央結算(代理人)有限公司提供的資料，其持有之H股股份乃代表多個客戶所持有。
2. 本公司前10名股東中，廣州醫藥集團有限公司與其他9名流通股股東均無關聯關係。本公司並不知悉其餘9名流通股股東之間是否存在關聯關係，且並不知悉其餘9名股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

前十名流通股股東持股情況

股東名稱全稱	年末持股數量(股)	種類(A、B、H股或其他)
香港中央結算(代理人)有限公司	218,170,999	H股
HSBC NOMINEES (HONG KONG) LIMITED	862,000	H股
WONG CHUNG KING	308,000	H股
鄧大鵬	305,746	A股
興和證券投資基金	302,415	A股
陳宇亮	166,557	A股
張量	123,000	A股
劉志忠	120,000	A股
謝鳳華	115,000	A股
江蘇省江海糧油貿易公司	100,000	A股

前十名流通股股東關聯關係或一致行動的說明

1. 根據香港中央結算(代理人)有限公司提供的資料，其持有之H股股份乃代表多個客戶所持有。
2. 本公司並不知悉前10名流通股股東之間是否存在關聯關係，且並不知悉前10名流通股股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

4.3 控股股東及實際控制人情況介紹

4.3.1 控股股東及實際控制人變更情況

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4.3.2 控股股東和其他實際控制人具體情況介紹

控股股東名稱： 廣州醫藥集團有限公司
法定代表人： 蔡志祥
成立日期： 一九九六年八月七日
註冊資本： 壹拾億零柒佰柒拾萬元
公司類別： 有限責任公司
股權結構： 國有獨資
經營範圍： 國有資產的經營、投資、生產、銷售：醫藥中間體、中西成藥、中藥材、生物技術產品、醫療器械、制藥機械、藥用包裝材料、保健食品及飲料、衛生材料及醫藥整體相關的商品。與醫藥產品有關的進出口業務，及房地產開發。

4.3.3 本年度內本公司或其任何附屬公司概無買賣或購回本公司之股份。

4.3.4 優先認股權

本公司章程及中國法律並無要求本公司按照持有股份比例發行新股予現有股東之優先認購股權條款。

[illegible]開發。

二零零三年度本集團按中國會計准則及制度編制的營業額為6,971,963千元，同比增長17.30%；按香港會計准則編製的營業額為6,973,113千元，同比增長17.32%；按中國會計准則及制度，除稅前盈利為284,773千元，同比下降0.95%；按香港會計准則，除稅前盈利為307,829千元，同比上升56.77%。

(1) 中成藥製造業務

二零零三年度，本集團製造業務按中國會計準則及制度編制的營業額為1,889,215千元，同比增長8.36%；按香港會計準則編制的營業額為1,890,364千元，同比增長8.43%；按中國會計準則及制度，除稅前盈利為213,086千元，同比下降0.23%；按香港會計準則，除稅前盈利為238,690千元，同比上升61.82%。

本年度，製造業務一是加強與大型醫藥企業的緊密聯繫和合作，年內組織了多次的大型全國展銷會和技術推介會議，有效提高了廣藥的品牌形象和擴大了產品的銷售；二是認真做好消渴丸、華佗再造丸等七個重點支柱產品的營銷策劃工作，逐步建立了重點產品經理負責制，加強了對重點支柱產品的市場監控管理；三是積極推進化痔栓、虛汗停、蜜煉川貝枇杷膏和烏雞白鳳丸等重點培育品種的市場策劃工作，努力培育新的經濟增長點；四是加強對醫院終端的推介工作，努力彌補因「非典」期間醫院銷售下滑的影響。

上述一系列措施的實施收到良好效果。二零零三年度銷售額顯著增長的重點產品有蜜煉川貝枇杷膏、王老吉清涼茶系列產品、化痔栓、虛汗停等，其銷售額分別比去年同期增長59.95%、33.25%、54.67%、51.08%。

受「非典」疫情等因素的影響，本公司的糖尿病藥產品銷售額比去年同期下降14.58%。

(2) 醫藥貿易業務(包括批發、零售和進出口)

二零零三年度本集團貿易業務按中國會計準則及制度和香港會計準則編制的營業額均為5,082,749千元，同比增長21.01%。按中國會計準則及制度，除稅前盈利為71,687千元，同比下降3.02%；按香港會計準則，除稅前盈利為69,139千元，同比上升41.51%。

本報告期內，受國家藥品價格政策及醫院藥品招標採購等因素的影響，本公司二零零三年度貿易業務的銷售毛利率持續下降，同時期末應收賬款也呈現增長的勢頭。本公司屬下貿易企業一是根據市場的變化及時調整銷售策略，做好急需「非典」藥品貨源的採購、調撥和市場拓展工作，特別是做好醫院和零售藥店的供應工作，盡最大努力滿足市場需求的增加；二是積極拓展名牌產品、新藥和特效藥的代理及經銷業務，努力拓展省外主要城市和農村的銷售市場，保持獨家代理品種以及名牌系列產品的良好銷售勢頭；三是加強批發銷售力量，保持批發業務的迅速增長；四是根據醫藥流通市場的變化，適時調整醫藥零售市場拓展的策略；五是加快醫藥物流配送中心的建設，進一步優化業務流程、提高配送效率及庫存資金周轉速度。

截至二零零三年十二月三十一日，本集團的醫藥零售網點共有224家，其中，主營中藥的「采芝林」藥業連鎖店124家，主營西藥的「健民」醫藥連鎖店100家；新增銷售客戶2,103家，新增代銷品種2,077多個，新增總經銷品種36個，對貿易業務銷售額的增長起到重要作用。

6.2 主營業務分行業、產品情況表(單位：人民幣千元)

分行業或分產品	主營業務收入	主營業務成本	毛利率(%)	主營業務收入比上年增減(%)	主營業務成本比上年增減(%)	毛利率比上年增減(%)
中成藥製造	1,889,215	880,274	53.41	8.36	11.52	-2.40
貿易	5,082,749	4,695,107	7.63	21.01	22.23	-10.80
其中：關聯交易	107,266	90,929	15.23	22.58	34.95	-33.84
清熱解毒藥	475,617	238,910	49.77	16.42	17.67	-1.06
糖尿病藥	311,501	104,341	66.50	-14.58	-23.25	6.03
止咳化痰利肺藥	248,569	126,674	49.04	25.31	26.41	-0.89
祛風活血藥	210,935	87,731	58.41	10.85	21.62	-5.93
胃腸用藥	102,690	54,894	46.54	23.82	19.48	4.36
其中：關聯交易	23,587	12,054	48.89	-17.33	-19.16	-4.95

關聯交易的定價原則：公司與關聯方發生的銷貨合同和採購合同與其他非關聯企業之間的價格完全保持一致，以政府制定的價格政策為依據，並根據市場化的原則確定價格，充分體現公平性。

關聯交易必要性、持續性的說明：本公司下屬企業廣州醫藥進出口公司專門從事藥品及其原料、醫療器械的進出口業務，接受包括關聯企業在內所有企業的委託，採購原料和銷售商品。關聯方廣州醫藥集團盈邦營銷有限公司專門從事藥品營銷業務，其向本集團採購藥品，因而使關聯交易具有必要性和持續性。

註：上述五類產品為中成藥製造業的產品。

6.9 對生產經營環境及宏觀政策、[illegible]的財務狀況和經營成果產生重要影響的說明

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廣州藥業製造業務實施GMP改造後，生產成本將會有所上升。另外，醫藥市場競爭激烈，亦令貿易業務的銷售毛利率有所下降。上述因素將對[illegible]藥業的經濟效益產生一定的影響。

6.10 完成盈利預測的情況

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6.11 完成經營計劃情況

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6.12 募集資金使用情況(單位：人民幣萬元)

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募集資金總額 73,799　本年度已使用募集資金總額 [illegible]
已累計使用募集資金總額 [illegible]

承諾項目	擬投入金額	是否變更項目	實際投入金額	產生收益金額
消渴丸技改	2,980	否	2,980	銷售收入增加8,647 毛利增加5,750
保和丸技改	1,100	否	1,100	銷售收入增加408 毛利增加96
新產品胃熱清產業化	2,900	否	799	銷售收入增加5.6 毛利增加4
引進高速全自動小丸生產線技改	1,100	否	1,100	銷售收入增加2,390 毛利增加1,592
華佗再造丸技改	1,700	否	1,700	銷售收入增加6,537 毛利增加3,645
咳特靈、補腎益腦小丸技改	2,910	否	1,758	銷售收入增加2,869 毛利增加1,320
引進口服液生產線技改	2,950	否	2,950	銷售收入增加1,039 毛利增加448
新產品克感利咽口服液產業化	1,960	否	1,960	尚未產生新效益
虛汗停顆粒淨制技改	1,200	否	1,200	銷售收入增加3,052 毛利增加2,167
引進高速全自動膠囊劑生產線技改	2,990	否	2,990	銷售收入增加5,317 毛利增加2,401
小兒七星茶沖劑技改	2,300	否	2,300	銷售收入增加1,251 毛利增加570
新產品烏兔養血膠囊產業化	2,950	否	864	銷售收入增加1.83 毛利增加1.65
複方丹參片、清熱暗瘡片技改	1,700	否	1,700	銷售收入增加1,637 毛利增加1,069
青蒿車間技改	2,950	否	2,950	銷售收入增加1,922 毛利增加1,949
提取車間技改	1,200	否	1,200	銷售收入增加2,905 毛利增加2,404
中藥現代化提取分離純化技術產業化基地	2,990	否	2,372	尚未產生新效益
超臨界CO_2萃取技術產業化基地	2,990	否	1,318	尚未產生新效益
增設健民連鎖店	8,930	否	8,423	銷售收入增加3,778 毛利增加947
增設采芝林連鎖店	5,950	否	2,084	毛利增加261
物流中心建設	2,000	否	2,000	尚未產生新效益
商業ERP系統建設	2,000	否	1,562	尚未產生新效益
生物醫藥研究開發中心	8,000	否	5,018	尚未產生新效益
補充流動資金	5,000	否	7,969	—
合計	70,830	—	58,377	銷售收入增加42,759.48 毛利潤增加24,624.65



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(股份編號：0874)

二零零三年年度報告摘要

未達到計劃進度和收益的說明	頭孢克肟膠片、胃腸寧膠囊等項目因廠房搬遷而延期預計二零零四年底完成；而銷售網絡建設項目則因市場競爭激烈而放緩。
變更原因及變更程序說明	無發生變更

變更項目情況

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6.13 非募集資金項目情況

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項目名稱	項目金額	項目進度	項目收益情況
投資建立廣州市醫院信息監控平台	120萬元	該項目經由廣州市經委批准正式立項和實施	—
投資設立廣州金申醫藥科技有限公司	67.5萬元	該公司已成立	—
投資設立廣州西郵科技投資有限公司	100萬元	該公司已成立	—
投資成立廣州上藥安康醫藥有限公司	306萬元	該公司已於二零零四年初成立	—
向本公司之控股子公司—廣州醫藥增資	2,010萬元	已完成手續	—
合計	2,603.5萬元	—	—

6.14 董事會對會計師事務所「非標意見」的說明

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6.15 董事會新年度的經營計劃

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本集團繼續加強重點支柱產品的市場營銷管理工作，加快推進重點培育產品的市場推廣策劃工作，儘快培育若干有市場競爭力的新的支柱產品，爭取銷售收入與利潤能上新的台階。

本集團加快技術創新平台建設，加速風濕平等新產品的投產和市場開發工作，努力培育新的經濟增長點。同時，繼續努力提高企業的技術競爭力水平。

本集團進一步規範與完善廣州藥業SAP系統，爭取上半年完成製造業務SAP系統的升級工作，同時加快推進廣州醫藥商業ERP項目的實施和培訓工作。

本集團加大對外招商引資的力度，繼續積極物色與國內優秀醫藥企業合作的機會，加大力度對國內合適的醫藥企業實施並購，努力為公司創造新的盈利增長點。

本集團逐步建立和完善企業內部的業績考核體制，繼續完善現有的長期激勵機制，進一步提升核心業務骨幹的積極性與創造性。

新年度盈利預測

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6.16 董事會本次利潤分配或資本公積金轉增預案

根據本公司章程，可供股東分配的利潤乃按香港普遍採納會計原則計算之數額與按中國會計準則及制度計算之數額兩者中之較低者計算。董事會建議派發二零零三年全年股息為每股人民幣0.06元(2002年：0.06元)(A股含稅)，派發此項末期股息擬提交本公司二零零三年度股東週年大會審議通過(二零零三年度股東週年大會通告將另行公告)。

本年度不進行資本公積金轉增股本。

6.17 資金流動性、財政資源及資本結構情況

於二零零三年十二月三十一日，本集團之長期借款為人民幣10,718萬元(2002年末為8,968萬元)，該借款為人民幣定息借款，借款期為二至三年。於二零零三年十二月三十一日，本集團的現金及現金等價物為人民幣81,644萬元(2002年末為101,990萬元)，其中約95.66%及4.34%分別為人民幣及港幣。

7.4 關聯債權債務往來

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單位：人民幣千元

關聯方	向關聯方提供資金 發生額	向關聯方提供資金 餘額	關聯方向上市公司提供資金 發生額	關聯方向上市公司提供資金 餘額
應收應付款項：				
廣州僑光製藥廠	35,816	5,572	25,625	987
廣州明興製藥廠	1,666	288	24,186	487
廣州天心藥業股份有限公司	17,528	3,140	6,168	438
廣州何濟公製藥廠	121	18	1,899	106
廣州光華藥業股份有限公司	3,238	434	27,002	782
廣州衛生材料廠	1,806	329	3,319	962
廣州華南醫療器械有限公司	—	—	55	23
廣州醫藥物資供應公司	—	—	22	22
廣州醫藥集團盈邦營銷有限公司	22,499	1,763	42,532	844
廣州醫藥經濟拓展公司	26	26	17	17
保聯拓展公司	—	—	6,244	361
廣州中藥藥業有限公司	1,416	188	—	—
廣州白雲山企業集團	—	—	12	—
廣州白雲山製藥總廠	22,743	7,766	490	47
廣州白雲山中藥廠	1,582	852	2,996	297
其他應收應付款項：				
廣州醫藥集團有限公司	—	7,227	4,864	13,814
廣州華南醫療器械有限公司	—	100	—	—
廣州醫藥集團盈邦營銷有限公司	—	5,000	—	—
保聯拓展公司	4,089	8,222	—	—
廣州中藥藥業有限公司	227	3	207	207
廣州醫藥工業研究所	—	—	831	831

7.5 委託理財

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7.6 承諾事項履行情況

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本報告期末，本公司已簽約未支付的工程及設備支出為23,110萬元，已簽約未支付的租賃支出為6,936萬元。本報告期內，本公司按期履行承諾。

7.7 重大訴訟、仲裁事項

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7.8 獨立董事履行職責的情況

獨立董事能夠按照相關法律、法規、公司章程的要求，認真履行職責，維護公司整體利益，使中小股東的合法權益不受損害，並對公司的經營發展提出良好之建議。獨立董事能夠獨立履行職責，不受公司主要股東、實際控制人、以及其他與上市公司存在利害關係的單位或個人的影響。

8. 監事會報告

貨幣單位：人民幣元

項目	二零零三年十二月三十一日 合併	二零零三年十二月三十一日 母公司	二零零二年十二月三十一日 合併	二零零二年十二月三十一日 母公司
流動負債：				
短期借款	664,230,000.00	—	555,340,000.00	—
應付票據	212,533,538.69	—	78,178,584.40	—
應付賬款	644,880,577.38	—	580,755,642.12	—
預收賬款	34,182,508.08	—	46,266,805.26	—
應付工資	77,634,473.67	2,485,598.66	81,003,162.42	2,629,141.66
應付福利費	56,334,037.21	3,074,976.99	57,057,212.15	2,568,305.87
應付股利	11,178.03	11,137.00	470,722.36	22,917.14
應交稅金	21,605,390.47	716,641.71	48,773,628.89	408,494.06
其他應交款	2,651,595.11	13,161.85	3,954,085.01	9,880.96
其他應付款	199,619,096.28	40,995,862.85	124,069,695.90	11,947,614.68
預提費用	4,456,292.55	2,000,000.00	4,625,106.82	3,250,000.00
預計負債	—	—	—	—
一年內到期的長期負債	30,000,000.00	—	—	—
其他流動負債	—	—	—	—
流動負債合計	1,948,138,687.47	49,297,379.06	1,580,494,645.35	20,836,361.37
長期負債：				
長期借款	107,180,000.00	—	89,680,000.00	—
應付債券	—	—	—	—
長期應付款	3,616,783.17	—	3,619,897.61	—
專項應付款	46,893,897.48	1,000,000.00	22,893,288.18	—
其他長期負債	5,000,000.00	—	5,000,000.00	—
長期負債合計	162,690,680.65	1,000,000.00	121,193,185.79	—
遞延稅項：				
遞延稅款貸項	—	—	—	—
負債合計	2,110,829,368.12	50,297,379.06	1,701,687,831.14	20,836,361.37
少數股東權益	166,733,695.45	—	135,923,981.38	—
股東權益：				
股本	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
減：已歸還投資	—	—	—	—
股本淨額	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
資本公積	1,119,572,202.41	1,119,405,462.95	1,114,334,224.64	1,114,220,189.56
盈餘公積	416,445,683.07	145,803,875.54	336,429,845.16	124,276,436.70
其中：法定公益金	134,458,560.41	59,176,788.16	109,728,912.38	52,000,975.21
未分配利潤	82,558,496.93	356,049,259.87	73,918,608.87	282,714,439.79
其中：現金股利	48,654,000.00	48,654,000.00	48,654,000.00	48,654,000.00
股東權益合計	2,429,476,382.41	2,432,158,598.36	2,335,582,678.67	2,332,111,066.05
負債及股東權益總計	4,707,039,445.98	2,482,455,977.42	4,173,194,491.19	2,352,947,427.42

利潤及利潤分配表

貨幣單位：人民幣元

項目	二零零三年度	二零零二年度

現金流量表
公司名稱：廣州藥業股份有限公司

貨幣單位：人民幣元

項目	二零零三年度 合併	二零零三年度 母公司
一、經營活動產生的現金流量	—	—
銷售商品、提供勞務收到的現金	7,949,850,555.19	—
收到的稅費返還	7,702,554.51	—
收到的其他與經營活動有關的現金	76,171,204.49	6,267,728.25
現金流入小計	8,033,724,314.19	6,267,728.25
購買商品、接受勞務支付的現金	6,463,193,346.47	—
支付給職工以及為職工支付的現金	491,208,618.60	10,467,841.34
支付的各項稅費	439,393,768.03	233,370.03
支付的其他與經營活動有關的現金	646,758,977.06	8,449,750.42
現金流出小計	8,040,554,710.16	19,150,961.79
經營活動產生的現金流量淨額	-6,830,395.98	-12,883,233.54
二、投資活動產生的現金流量		
收回投資所收到的現金	24,138,436.81	20,000,000.00
其中：出售子公司所收到的現金	3,077,200.00	—
取得投資收益所收到的現金	4,900,136.83	109,477,064.46
處置固定資產、無形資產和其他長期資產所收回的現金淨額	2,777,805.04	2,600.00
收到的其他與投資活動有關的現金	—	225,941,418.07
現金流入小計	31,816,378.68	355,421,082.53
購建固定資產、無形資產和其他長期資產所支付的現金	367,176,513.22	1,824,350.35
投資所支付的現金	9,825,000.00	29,775,000.00
其中：購買子公司所支付的現金	—	—
支付的其他與投資活動有關的現金	—	235,496,743.73
現金流出小計	377,001,513.22	267,096,094.08
投資活動產生的現金流量淨額	-345,185,134.54	88,324,988.45
三、籌資活動產生的現金流量		
吸收投資所收到的現金		
子公司吸收少數股東權益性投資所收到的現金	7,650,000.00	—
借款所收到的現金	678,230,000.00	—
收到的其他與籌資活動有關的現金	107,687,857.13	—
現金流入小計	793,567,857.13	—
償還債務所支付的現金	521,840,000.00	—
分配股利、利潤和償付利息所支付的現金	81,376,182.62	48,677,066.35
子公司支付少數股東股利所支付的現金	9,105,010.88	—
支付的其他與籌資活動有關的現金	30,422,628.06	—
現金流出小計	642,743,821.56	48,677,066.35
籌資活動產生的現金流量淨額	150,824,035.57	-48,677,066.35
四、匯率變動對現金的影響額	153,235.76	153,235.76
五、現金及現金等價物淨增加額	-201,038,259.19	26,917,924.32

補充資料

項目	合併	母公司
1. 將淨利潤調節為經營活動現金流量：		
淨利潤	139,795,406.44	143,516,258.92
加：少數股東損益	10,552,991.99	—
計提的資產減值準備	32,743,975.65	100,408.71
固定資產折舊	88,008,290.55	3,137,038.85
無形資產攤銷	3,684,535.13	—
長期待攤費用攤銷	10,506,483.88	1,186,247.13
待攤費用減少(減：增加)	-9,572,735.87	—
預提費用增加(減：減少)	-168,814.27	-1,250,000.00
處置固定資產、無形資產和其他長期資產的損失(減：收益)	[illegible]	—
固定資產報廢損失	3,606,361.89	43,703.78
財務費用	32,678,796.34	153,235.76

萬元(2002年末為11,803萬元)的固定資產作抵押。

6.19 資本性開支

本集團預計二零零四年資本性開支約為3.67億元(2002年為3.63億元)，本集團的資金來源完全能夠滿足資本性開支計劃和日常運營等所需資金。

6.20 資產負債率

截至二零零三年十二月三十一日，本集團的資產負債率和對去年數字並無重大不利變動。

6.21 外匯風險

本集團大部分收入、支出、資產及負債均為人民幣或以人民幣結算，所以並無重大的外匯風險。

6.22 或有負債

截至二零零三年十二月三十一日止，本集團並無重大或有負債。

6.23 其他事項

報告期內，本公司無重大收購及出售資產(包括附屬公司及聯營公司)、吸收合併事項。

最佳應用守則

本公司於本年度內一直遵守聯交所上市規則附錄十四所載《最佳應用守則》的規定。

6.24 員工情況

二零零三年年末本集團公司在冊員工人數為	8,772人
其中：生產人員	4,883人
銷售人員	1,756人
技術人員	870人
財務人員	273人
行政人員	990人

本集團持有碩士文憑以上的員工有66人，本科文憑的員工有735人，另外，退休職工有有4,362人。截至二零零三年年十二月三十一日止年度的人工成本約為人民幣3.81億元。

本集團員工的薪酬包括工資、獎金及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

7. 重要事項

7.1 收購資產

☐適用 ☑不適用

7.2 出售資產

☐適用 ☑不適用

7.3 重大擔保

☑適用 ☐不適用

單位：人民幣千元

擔保對象名稱	發生日期(協議簽署日)	擔保金額	擔保類型	擔保期	是否履行完畢	是否為關聯方擔保(是或否)
廣州醫藥有限公司	二零零三年五月三十日至二零零三年十一月十二日	431,300	保證	1年	否	否
廣州市藥材公司	二零零三年五月二十九日至二零零三年十月二十七日	64,320	保證	1年	否	否
醫藥進出口公司	二零零三年四月二十四日至二零零三年八月十五日	25,110	保證	1年	否	否
擔保發生額合計		521,130				
擔保餘額合計		521,130				
其中：關聯擔保餘額合計		無				
上市公司對控股子公司擔保發生額合計		521,130				
違規擔保總額		無				
擔保總額占公司淨資產的比例		21.43%				

除上表以外，本公司於本報告期並沒有為其他持股小於50%的公司提供擔保。

9. 財務報告

9.1 審計意見

本公司二零零三年度財務報告經廣州羊城會計師事務所有限公司審計，註冊會計師黃偉成先生、張寧先生簽字，出具了(2004)羊查字第2297號標準無保留意見的審計報告;本公司二零零三年度財務報告經境外羅兵咸永道會計師事務所審計，亦出具了標準無保留意見報告書。

9.2 比較式合併及母公司的資產負債表、利潤表和當年的現金流量表(附後)

按中國會計準則編制的財務報告(經審計)
資產負債表
公司名稱：廣州藥業股份有限公司

貨幣單位：人民幣元

項目	二零零三年十二月三十一日 合併	二零零三年十二月三十一日 母公司	二零零二年十二月三十一日 合併	二零零二年十二月三十一日 母公司
流動資產：				
貨幣資金	816,439,041.14	231,542,044.04	1,019,903,178.95	204,624,119.72
短期投資	49,499,310.37	49,499,310.37	61,194,385.90	61,194,385.90
應收票據	52,280,755.19	—	180,000.00	—
應收股利	6,316,510.00	6,316,510.00	5,474,684.92	5,106,895.00
應收利息	—	—	—	—
應收帳款	878,361,678.85	—	716,482,532.62	—
其他應收款	130,980,738.37	319,285,854.82	122,975,499.77	285,792,292.21
預付帳款	120,102,331.41	—	80,700,451.50	—
應收補貼款	10,325,834.50	—	10,064,712.63	—
存貨	1,067,439,529.10	—	848,519,074.31	—
待攤費用	91,300,355.06	—	81,727,619.19	—
一年內到期的長期債權投資	—	—	—	—
其他流動資產	—	—	—	—
流動資產合計	3,223,046,083.99	606,643,719.23	2,947,222,139.79	556,717,692.83
長期投資：				
長期股權投資	74,867,192.97	1,853,732,823.78	86,789,969.55	1,772,278,585.65
長期債權投資	—	—	—	—
長期投資合計	74,867,192.97	1,853,732,823.78	86,789,969.55	1,772,278,585.65
固定資產：				
固定資產原價	1,505,442,749.36	37,407,029.02	1,247,479,589.50	31,605,410.76
減：累計折舊	498,586,610.77	10,215,684.50	442,207,260.76	7,279,372.15
固定資產淨值	1,006,856,138.79	27,191,344.52	805,272,328.74	24,326,038.61
減：固定資產減值準備	25,786,824.47	7,109,752.25	29,564,343.45	7,109,752.25
固定資產淨額	981,069,314.32	20,081,592.27	775,707,985.29	17,216,286.36
工程物資	—	—	—	—
在建工程	305,928,588.83	—	236,616,437.79	4,330,352.17
固定資產清理	—	—	—	—
固定資產合計	1,286,997,903.15	20,081,592.27	1,012,324,423.08	21,546,638.53
無形資產及其他資產：				
無形資產	93,715,205.21	—	93,768,566.32	—
長期待攤費用	28,413,060.66	1,997,842.14	33,089,392.45	2,404,510.41
其他長期資產	—	—	—	—
無形資產及其他資產合計	122,128,265.87	1,997,842.14	126,857,958.77	2,404,510.41
遞延稅項：				
遞延稅款借項	—	—	—	—
資產總計	4,707,039,445.98	2,482,455,937.42	4,173,194,491.19	2,352,947,427.42

項目	二零零三年 合併	二零零三年 母公司	二零零二年 合併	二零零二年 母公司
減：主營業務成本	5,575,321,494.57	—	4,630,442,992.22	—
減：主營業務稅金及附加	23,867,921.37	—	23,971,060.12	—
二、主營業務利潤	1,372,713,830.37	—	1,289,409,738.17	—
加：其他業務利潤	43,331,577.75	4,267,200.40	31,799,024.38	3,299,534.99
減：營業費用	480,112,918.89	—	418,080,004.45	—
減：管理費用	617,672,250.86	31,534,143.01	557,184,117.00	27,642,298.17
減：財務費用	22,200,163.99	-4,365,400.55	15,329,165.53	-5,006,323.96
三、營業利潤	296,060,074.38	-22,901,542.06	330,613,015.57	-19,336,439.22
加：投資收益	2,314,764.17	166,528,032.74	-16,898,852.55	178,636,602.10
加：補貼收入	276,208.21	—	314,068.00	—
加：營業外收入	2,616,643.99	725.46	2,858,663.60	216,632.01
減：營業外支出	16,894,247.44	110,957.22	29,380,807.14	7,141,463.06
四、利潤總額	284,773,443.38	143,516,258.92	287,506,087.41	152,375,331.83
減：所得稅	134,425,044.95	—	113,122,444.16	581,635.02
減：少數股東損益	10,552,991.99	—	15,905,895.38	—
五、淨利潤	139,795,406.44	143,516,258.92	158,477,747.94	151,793,696.81
加：年初未分配利潤	74,594,593.92	282,714,439.79	49,665,627.95	201,269,113.29
加：其他轉入	—	—	3,972,143.34	1,074,684.21
六、可供分配的利潤	214,390,000.36	426,230,698.71	212,115,519.23	354,137,494.31
減：提取法定盈餘公積	32,076,123.21	14,351,625.89	34,419,291.99	15,179,369.68
減：提取法定公益金	24,892,774.22	7,175,812.95	26,812,654.95	7,589,684.84
減：提取職工獎勵及福利基金	2,507,077.69	—	2,144,431.47	—
減：提取儲備基金	940,154.13	—	104,169.31	—
減：提取企業發展基金	940,154.13	—	104,169.31	—
減：利潤歸還投資	—	—	—	—
七、可供股東分配的利潤	153,033,706.98	404,703,259.87	147,130,782.20	331,368,439.79
減：應付優先股股利	—	—	—	—
減：提取任意盈餘公積	21,821,210.05	—	24,558,173.33	—
減：應付普通股股利	48,654,000.00	48,654,000.00	48,654,000.00	48,654,000.00
減：轉作股本的普通股股利	—	—	—	—
八、未分配利潤	82,558,496.93	356,049,259.87	73,918,608.87	282,714,439.79

補充資料

貨幣單位：人民幣元

序號	項目	二零零三年度 合併	二零零三年度 母公司	二零零二年度 合併	二零零二年度 母公司
1.	出售、處置部門或被投資單位所得收益	969,762.73	—	—	—
2.	自然災害發生的損失	—	—	—	—
3.	會計政策變更增加(或)減少利潤總額	—	—	—	—
4.	會計估計變更增加(或)減少利潤總額	—	—	—	—
5.	債務重組損失	—	—	—	—
6.	其他	—	—	—	—

經營性應付項目的增加(減：減少)		
其他	4,312,367.07	—
經營活動產生的現金流量淨額	-6,830,395.98	-12,883,233.54
2. 不涉及現金收支的投資和籌資活動：		
債務轉為資本	—	—
一年內到期的可轉換公司債券	—	—
融資租入固定資產	—	—
3. 現金及現金等價物淨增加情況		
現金的期末餘額	816,439,041.14	231,542,044.04
減：現金的期初餘額	1,019,903,178.95	204,624,119.72
加：現金等價物的期末餘額	—	—
減：現金等價物的期初餘額	—	—
現金及現金等價物淨增加額	-203,464,137.81	26,917,924.32

註：合併現金流量表中「現金及現金等價物淨增加額」數字與補充資料的數字相差2,425,878.62元，原因是本年合併報表範圍發生變化(詳見合併會計報表附註第四點說明)，使補充資料中的現金及現金等價物餘額的期末數與期初數所包括的子公司範圍不同。而合併現金流量表中的現金及現金等價物淨增加額不包括本年末不納入合併範圍的子公司的現金流量及已出售子公司股權轉讓日至年末的現金流量。

9.3 與二零零二年度報告相比，合併範圍發生變化的具體說明：

(1) 本集團持有廣州陳李濟星馬保健品有限公司65%的股權。由於該子公司正準備進入清算階段，本公司根據《合併會計報表暫行規定》，本年末沒有將該子公司納入合併範圍；

本集團持有深圳市奇星藍藻生物有限公司72%的股權。由於該子公司正準備進入清算階段、本公司根據《合併會計報表暫行規定》，本年末沒有將該子公司納入合併範圍。

根據香港普遍採納會計原則，此兩間子公司仍然納入二零零三年度合併範圍。

(2) 本集團屬下廣州市醫藥進出口公司原持有廣州市永信醫藥貿易公司100%的股權，廣州市醫藥進出口公司於二零零三年八月轉讓其90%的股權，因此本集團將被出售的子公司自報告期期初至出售日止的相關收入、成本、利潤納入合併利潤表，其相關資產、負債及權益不納入合併資產負債表。

9.4 按香港普遍採納之會計原則編制之財務報告(經審計)

綜合損益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 人民幣千元	經重列 二零零二年 人民幣千元
營業額	1	6,973,113	5,943,823
銷售成本		(5,576,164)	(4,630,443)
毛利		1,396,949	1,313,380
其他收益	1	74,923	68,373
分銷成本		(504,230)	(442,051)
行政開支		(606,298)	(677,678)
其他經營開支		(19,807)	(13,735)
經營盈利	2	341,537	248,289
理財成本	3	(34,172)	(28,804)
應佔盈利減虧損			
共同控制實體		—	(23,435)
聯營公司		464	310
除稅前盈利		307,829	196,360
稅項	4	(148,393)	(82,892)
除稅後盈利		159,436	113,468
少數股東權益		(12,769)	(12,313)
本年淨利潤		146,667	101,155
股息		48,654	48,654
每股盈利	6	人民幣0.181元	人民幣0.125元





廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

(股份編號：0874)

二零零三年年度報告摘要

1. 營業額、收益及分部資料

本集團主要從事中成藥製造及銷售，以及西藥、中成藥、中藥材及各種醫療儀器的批發、零售及進出口業務。本年度列賬之收益如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元
營業額：		
銷售貨品	6,973,113	5,943,823
其他收益：		
政府補貼和其他補助收入	290	8,432
對子公司的股權沖抵而產生之收益	3,565	—
出售共同控制實體之收入	934	—
出售一家附屬公司之收入	1,786	—
利息收入	11,210	13,475
投資物業之總租金收入	21,286	21,347
其他物業之總租金收入	9,201	11,060
供應商推廣收入	12,947	8,556
專利費收入	1,600	851
非上市投資之股息收入	4,880	4,652
其他	7,224	—
	74,923	68,373
總收益	7,048,036	6,012,196

集團經營以下主要業務分部：

- 製造中成藥；
- 批發西藥、中成藥、中藥材及醫療器械；
- 零售西藥、中成藥、中藥材及醫療器械；
- 進出口西藥。

集團其他業務主要為持有投資物業及非買賣證券，兩者的規模皆不足以作出獨立報告。

二零零三年

	製造 人民幣千元	批發 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	合併 人民幣千元
營業額						
外部	1,890,364	4,544,134	354,438	184,177	—	6,973,113
內部	27,648	189,671	17,015	33,568	(267,902)	—
總計	1,918,012	4,733,805	371,453	217,745	(267,902)	6,973,113
分部業績	290,030	95,055	5,205	1,563	(17,445)	369,418
未分配成本						(27,881)
經營溢利						341,537
財務成本						(34,172)
應佔溢利減虧損 聯營公司	464					464
除稅前溢利						307,829
稅項						(148,393)
除稅後溢利						159,436
少數股東權益						(12,769)
淨溢利						146,667
分部資產	2,193,747	2,004,366	379,183	120,949	(309,913)	4,388,132
聯營公司投資						2,644
未分配資產						763,315

附註：

a. 減值的成因主要由於生產線的技術改造、設備更新和斷貨之市場價格下跌所引致。

b. 買賣證券減值準備之撥回主要由於該買賣證券的市場價值回升所引致。

c. 非買賣證券的減值支出主要是於資產負債表日該證券的公允價值低於其帳面價值。

3. 理財成本

	二零零三年 人民幣千元	二零零二年 人民幣千元
銀行貸款之利息	37,385	27,918
其他附帶之借貸成本	1,966	1,244
產生之借貸成本總額	39,351	29,162
減：資本化作為在建工程之成本	(5,179)	(358)
	34,172	28,804

從一般借貸得來並用作開發在建工程之資金所用之資本化比率約為5.49%(二零零二年：5.49%)。

4. 稅項

在綜合損益表支銷之稅項如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元
當期稅項：		
－中國企業所得稅	134,425	113,123
遞延稅項暫時性差異之產生及轉回	13,882	(30,341)
	148,307	82,782
應佔以下實體之稅項：		
－共同控制實體	—	—
－聯營公司	86	110
稅項支出	148,393	82,892

中國企業所得稅乃按照本年度估計應課稅溢利主要依稅率33%(二零零二年：33%)提撥準備。

本集團有關除稅前溢利之稅項與假若採用中國企業所得稅之稅率而計算之理論稅額之差額如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元
除稅前溢利	307,829	196,360
按稅率33%(二零零二年：33%)計算之稅項	101,584	64,799
附屬公司不同稅率之影響	(2,488)	(2,666)
無須課稅之收入	(13,350)	(6,371)
不可扣稅之支出	63,995	50,217
稅收返還	(1,348)	(23,087)
稅項支出	148,393	82,892

……有關攤佔控制實體……的所得稅約為人民幣1,348,000元。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

上市協議第2(2)段

本公告乃根據上市協議第2(2)段刊發。

廣州藥業股份有限公司
第二屆第二十九次董事會會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

廣州藥業股份有限公司(以下簡稱「本公司」)第二屆第二十九次董事會會議於二零零四年三月二十六日在本公司所在地廣州沙面北街四十五號二樓會議室召開，會議應到董事9人，實到董事8名，其中，董事朱幼麟先生以電話會議形式出席會議，董事劉錦湘先生因公務未能出席本次董事會，委託獨立董事張伯華先生代為出席並行使表決權。董事長楊志祥先生主持了會議；本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過會議充分討論，到會董事一致表決同意，並形成以下決議：

一、本公司二零零三年度董事會報告書；

二、本公司二零零三年度經審核的財務報告；

三、本公司二零零三年度的核數師報告；

四、通過續聘任期屆滿的國內核數師廣州羊城會計師事務所有限公司及國際核數師羅兵咸永道會計師事務所，並授權董事會決定其酬金；

五、本公司二零零三年度之利潤分配及派息方案；

(一) 本公司及所屬企業二零零三年的稅後利潤擬作如下分配：

1. 所屬企業中製造企業提取法定公積金10%，提取法定公益金10%，提取任意公積金 10%；所屬企業中貿易企業提取法定公積金10%，提取法定公益金10%，提取任意公積金 20%。

2. 公司本部提取法定公積金10%，提取法定公益金5%，不提取任意公積金。

(二) 二零零三年擬派發股息每股0.06元(A股含稅)，派息總額為4,865.4萬元。

六、本公司預計二零零四年度利潤分配政策的議案；

本公司預計二零零四年度進行利潤分配一次；二零零四年度的淨利潤用於股利分配的比例不低於30%，利潤分配方式將採用派發現金的方式；本公司計劃二零零四年度不進行資本公積金轉增股本。

七、二零零四年度本公司董事服務報酬總金額；

建議二零零四年本公司董事酬金支付為人民幣433萬元(不包括在下屬企業任職的董事之酬金)。

八、二零零四年度本公司監事服務報酬總金額；

建議二零零四年本公司監事的酬金支付為68萬元(不包括在下屬企業任職的監事之酬金)。

九、本公司《購銷關聯交易協議》的議案；

十、本公司章程修改的議案；

(1) 本公司章程原第五十二條增加第(十四)款：

第十四款　：　決定公司對符合條件的被擔保對象提供金額超過最近一個會計年度合併會計報表淨資產的10%的對外擔保事項；

本條原第(十四)、(十五)款的序號相應改為(十五)與(十六)。

前款規定不適用於下列情形：

(1) 本公司向其子公司提供貸款或者為子公司提供貸款擔保；

(2) 本公司根據經股東大會批准的聘任合同，向本公司的董事、監事、總經理和其他高級管理人員提供貸款、貸款擔保或者其他款項，使之支付為了本公司目的或者為了履行其公司職責所發生的費用；

(3) 如本公司的正常業務範圍包括提供貸款、貸款擔保，本公司可以向有關董事、監事、總經理和其他高級管理人員及其相關的人士提供貸款、貸款擔保，但提供貸款、貸款擔保的條件應當是正常商務條件。

(二) 對外擔保

(1) 本公司不得為控股股東、股東的子公司、股東的附屬企業及本公司持股50%以下的其他關聯方、任何非法人單位或個人提供擔保；

(2) 本公司對外擔保總額不得超過公司最近一個會計年度合併會計報表淨資產的50%；

(3) 本公司應對被擔保對象的資信進行評審，不得直接或間接為資產負債率超過70%的被擔保對象提供債務擔保；

(4) 本公司對外擔保必須要求被擔保方提供反擔保，且反擔保的提供方應當具有實際承擔能力。

十一、本公司關於修改《股東大會議事規則》的議案(全文詳見上海證券交易所網站)；

十二、本公司關於修改《董事會議事規則》的議案(全文詳見上海證券交易所網站)；

十三、關於上述第一項至第十二項提請召開二零零三年度股東週年大會的議案，會議召開日期待確認後另行公佈。

特此公告。

廣州藥業股份有限公司
董事會

二零零四年三月二十六日

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

上市協議第2(2)段

本公告乃根據上市協議第2(2)段刊發。

廣州藥業股份有限公司
二零零四年第一次臨時股東大會決議公告

本公司及董事會全體成員保證公告內容真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

廣州藥業股份有限公司(以下簡稱「本公司」) 二零零四年第一次臨時股東大會(以下簡稱為「臨時股東大會」)於二零零四年三月二十六日上午十一時半在中國廣東省廣州市沙面北街45號二樓會議室舉行，與會股東及股東授權代表2人，代表股份數共 513,216,000 股，佔本公司股份總數約 63.29%，(其中國家股513,000,000股，佔公司股份總數約63.26%；H股 216,000股，佔公司股份總數約 0.03%)，符合《中華人民共和國公司法》及本公司章程對召開股東大會的規定。

會議經過討論審議，並以記名投票表決的方式形成如下決議：

一、以普通決議案方式：

1. 選舉楊志祥先生、李益民先生、馮贊勝先生與周躍進先生為本公司第三屆董事會董事，吳張先生、黃顯榮先生與張鶴鏞先生為本公司第三屆董事會獨立非執行董事；選舉歐陽強先生與鍾育贛先生為第三屆監事會監事的議案。各獲委任之新一屆董事及監事之委任期為三年，至新一屆董事會及監事會成員選舉產生之日止。選舉結果如下：

(1) 董事會成員：

…合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。




廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(股份編號：0874)

持續關連交易

本公司董事宣佈，於二零零四年三月二十六日，本公司與廣藥就截至二零零六年十二月三十一日止三個財政年度的買賣交易(即持續關連買賣交易及其他買賣交易)簽訂協議。

根據上市規則，其他買賣交易將不會構成本公司的關連交易。根據經修訂上市規則第14A章，持續關連買賣交易(為本集團與廣藥集團之間的交易)將構成本公司的持續關連交易。持續關連買賣交易將須遵守披露規定，但根據經修訂上市規則第14A.34條獲豁免有關獨立股東批准的規定。

根據上海證券交易所的規則，涵蓋持續關連買賣交易及其他買賣交易的協議須於本公司的股東大會上獲獨立股東批准。廣藥及其聯繫人將於股東大會上就協議及買賣交易放棄投票。

董事會已委任大唐域高融資有限公司作為獨立董事委員會的獨立財務顧問，本公司將成立獨立董事委員會，以審議協議及買賣交易的條款。一份載有(其中包括)協議及買賣交易的詳情、獨立董事委員會的建議及大唐域高融資有限公司關於協議及買賣交易的意見的通函，將儘快寄發予本公司的股東。

協議

本公司董事宣佈，於二零零四年三月二十六日，本公司與廣藥簽訂協議。根據協議，訂約雙方同意於截至二零零六年十二月三十一日止三個財政年度的各年：

(1) 銷售交易的最高總額為160,000,000港元(相等於約人民幣169,600,000元)，包括持續關連銷售交易最高總額10,000,000港元(相等於約人民幣10,600,000元)，以及其他銷售交易最高總額150,000,000港元(相等於約人民幣159,000,000元)；及

(2) 購買交易的最高總額將為160,000,000港元(相等於約人民幣169,600,000元)，包括持續關連購買交易最高總額10,000,000港元(相等於約人民幣10,600,000元)，以及其他購買交易最高總額150,000,000港元(相等於約人民幣159,000,000元)。

本公司與廣藥已同意以下事項並載於協議內：

a. 各買賣交易將於(i)一般正常業務範圍內；(ii)按個別及公平基準；及(iii)按一般商業條款，或如無足以比較的交易可判斷該等交易是否按一般商業條款進行，則按不遜於本集團給予或獲自(倘適用)獨立第三方的條款進行；

b. 持續關連買賣交易每年將經由獨立非執行董事及本公司核數師審閱，其各自的有關報告連同持續關連買賣交易的資料，將會載於有關的持續關連買賣交易發生後本公司的下一份年報；及

c. 於本公司核數師審閱持續關連買賣交易期間，廣藥將提供其有關紀錄予本公司核數師。

訂立協議的理由

本集團主要從事(i)生產及銷售中成藥及(ii)批發、零售及進出口中西藥品及多種醫療器械。

廣藥屬中國國營企業，為本公司的控股股東，持有本公司已發行股本約63.26%。廣藥集團主要從事西藥開發、製造及貿易業務。

白雲山集團為中國之國營企業，旗下有超過40家附屬公司，業務涵蓋各個行業。白雲山製藥為白雲山企業其中一家附屬公司。白雲山製藥集團從事開發、製造及銷售藥物。

本集團於其日常正常業務中，向／自廣藥集團、白雲山集團及白雲山製藥集團出售／購買藥物、藥物原材料及醫療器械。

正如本公司於二零零四年二月六日的公告中所述，根據廣州市政府於二零零零年十一月十五日發出的指令，廣藥獲委任就而對財政困擾的白雲山集團，監察其債務重組。廣藥僅代表廣州市政府出任白雲山企業的唯一股東，如未經廣州市政府同意，廣藥無權代廣州市政府行使於白雲山企業的投票權。因此，白雲山企業並非廣藥之附屬公司。本公司於二零零四年二月六日發出的公告亦列載，廣藥(i)並無在白雲山製藥的股東大會上行使或控制行使30%或以上的投票權；及(ii)並無控制白雲山製藥董事會大部分成員的組成，故此根據上市規則，白雲山企業及白雲山製藥均不會被視為廣藥的聯繫人，而其他買賣交易將不會構成本公司的持續關連交易。然而，經考慮廣藥、白雲山企業及白雲山製藥如本段所述的關係後，本公司與廣藥訂立協議，以監管截至二零零六年十二月三十一日止三個財政年度的買賣交易，尤其是，規定截至二零零六年十二月三十一日止三個財政年度各年持續關連銷售交易、其他銷售交易、持續關連購買交易及其他購買交易各自的最高總額。

截至二零零三年十二月三十一日止三個財政年度進行的買賣交易概要如下：

銷售交易

	截至二零零一年十二月三十一日止年度	截至二零零二年十二月三十一日止年度	截至二零零三年十二月三十一日止年度

此外，本公司將遵守以下有關持續關連買賣交易的條件：

(a) 持續關連買賣交易應：

(i) 於本集團的一般正常業務範圍內訂立；

(ii) 按一般商業條款，或如無足以比較的交易可判斷該等交易是否按一般商業條款進行，則按不遜於本集團給予或獲自(倘適用)獨立第三方的條款訂立；及

(iii) 根據監管該等交易的協議的條款，該等交易按就本公司股東整體而言屬公平合理的條款進行；

(b) 於截至二零零六年十二月三十一日止三個財政年度各年內，就持續關連銷售交易的最高總額而言，(1)按年計的各百分比率(溢利率除外)將少於2.5%；或(2)各百分比率(溢利率除外)將少於25%，而年度代價低於10,000,000港元(相等於約人民幣10,600,000元)；

(c) 於截至二零零六年十二月三十一日止三個財政年度各年，就持續關連購買交易的最高總額而言，(1)按年計的各百分比率(溢利率除外)將少於2.5%；或(2)各百分比率(溢利率除外)將少於25%，而年度代價低於10,000,000港元(相等於約人民幣10,600,000元)；

(d) 持續關連買賣交易的詳情，包括交易日期、交易各方、彼等的關連關係概述、交易簡介、其目的、交易的總代價及條款、關連人士於交易的利益的性質及程度，應按照經修訂上市規則第14A.45條的規定，在交易發生後本公司的下一份年報及賬目中披露；

(e) 本公司的獨立非執行董事應每年檢討持續關連買賣交易，並於交易發生後本公司的下一份年報中確認，持續關連買賣交易已按照上文第(a)、(b)及(c)段所載的方式進行，及倘本公司的獨立非執行董事因任何理由拒絕或未能提供本段所述的確認，董事應及時通知聯交所；

(f) 本公司的核數師應每年審閱持續關連買賣交易，並向董事會提交函件，確認：

(i) 持續關連買賣交易已獲董事批准；

(ii) 於截至二零零六年十二月三十一日止財政年度各年進行的持續關連銷售交易的總金額，並無超出上文(b)段所規定的上限；

(iii) 於截至二零零六年十二月三十一日止財政年度各年進行的持續關連購買交易的總金額，並無超出上文(c)段所規定的年度上限；

(iv) 持續關連銷售交易乃按照本公司的定價政策進行；及

(v) 持續關連買賣交易已根據監管該等交易的協議的有關條款進行，

倘本公司的核數師因任何理由拒絕委任或未能提供核數師函件，董事應即時通知聯交所；及

(g) 廣藥應向聯交所承諾，只要本公司股份仍於聯交所上市，及廣藥仍為本公司主要股東(上市規則賦予的涵義)，廣藥將提供有關記錄予本公司核數師，使核數師可如上文第(f)段所述審閱持續關連買賣交易。

倘超逾上文第(b)及(c)段所規定適用於持續關連銷售交易及持續關連購買交易的年度上限，或倘本集團於日後與任何關連人士(定義見上市規則)訂立任何新協議，除非本公司提出申請，並已獲聯交所另行給予豁免，否則本公司必須遵守經修訂上市規則第14A章關於關連交易的有關規定。

股東周年大會

董事建議於即將召開以(其中包括)審閱及批准本公司截至二零零三年十二月三十一日止年度經審核業績的股東周年大會上徵求獨立股東批准協議。本公司將成立獨立董事委員會，以審閱協議及買賣交易(包括持續關連買賣交易及其他買賣交易)的條款，而董事會已委任大唐域高融資有限公司作為獨立董事委員會的獨立財務顧問。一份載有(其中包括)協議及買賣交易的詳情、獨立董事委員會的建議及大唐域高融資有限公司關於協議及買賣交易的意見的通函，將盡快寄發予本公司的股東。

廣藥及其聯繫人將於即將召開的股東周年大會上就協議及買賣交易放棄投票。

釋義

於本公告中，除文義另有所指外，以下詞語具下列涵義：

「協議」　指　本公司與廣藥就買賣交易於二零零四年三月二十六日訂立的協議

	人民幣千元	(附註5)	人民幣千元	(附註5)	人民幣千元	(附註5)
廣藥集團(即持續關連銷售交易)(附註1及2)	3,848	0.072	288	0.005	215	0.003
白雲山集團及白雲山製藥集團(即其他銷售交易)(附註1、3及4)	38,118	0.715	65,352	1.099	104,025	1.492
備考銷售交易每年價值	41,966	0.787	65,640	1.104	104,240	1.495

購買交易

本集團自以下各方購買藥物、藥物原材料及醫療器械：	截至二零零一年十二月三十一日止年度		截至二零零二年十二月三十一日止年度		截至二零零三年十二月三十一日止年度	
	人民幣千元	佔營業額的百分比(%)(附註6)	人民幣千元	佔營業額的百分比(%)(附註6)	人民幣千元	佔營業額的百分比(%)(附註6)
廣藥集團(即持續關連購買交易)(附註1及2)	1,975	0.047	1,661	0.036	6,815	0.122
白雲山集團及白雲山製藥集團(即其他購買交易)(附註1、3及4)	41,855	1.005	75,615	1.633	100,113	1.796
備考購買交易每年價值	43,830	1.052	77,276	1.669	106,928	1.918

附註：

1. 假設本集團已於二零零一年一月一日完成向廣藥收購盈邦公司51%股權(詳情已在本公司於二零零四年二月六日刊發的公告中披露)。因此，盈邦公司截至二零零三年十二月三十一日止三個年度一直為本公司的附屬公司。
2. 以上文附註1所述的假設為基準，不考慮本公司截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度的年報所載的盈邦公司與本集團其他公司之間的交易。
3. 假設將六間公司的股權自廣藥轉讓至白雲山製藥已於二零零一年一月一日完成。
4. 以上文附註1及3所述的假設為基準，包括盈邦公司與(i)白雲山集團及(ii)白雲山製藥集團(包括以上附註3提及的六家公司)之間的銷售及購買藥物、藥物原料及醫療器械的交易。
5. 本集團於截至二零零一年、二零零二年及二零零三年十二月三十一日止三個財政年度的營業額分別約為人民幣5,334,029,000元、人民幣5,943,823,000元及人民幣6,973,113,000元(這些數字摘錄自本公司按照香港公認會計原則編制的賬目)。
6. 本集團於截至二零零一年、二零零二年及二零零三年十二月三十一日止三個財政年度的銷售成本分別約為人民幣4,165,306,000元、人民幣4,630,443,000元及人民幣5,576,164,000元(這些數字摘錄自本公司按照香港公認會計原則編制的賬目)。

董事估計，於截至二零零六年十二月三十一日止三個財政年度各年：(i)由於持續關連銷售交易及其他銷售交易的總額分別不會超過10,000,000港元(相等於約人民幣10,600,000元)及150,000,000港元(相等於約人民幣159,000,000元)，因此銷售交易的總額不超過160,000,000港元(相等於約人民幣,169,600,000元)；及(ii)由於持續關連購買交易及其他購買交易的總額分別不會超過10,000,000港元(相等於約人民幣10,600,000元)及150,000,000港元(相等於約人民幣159,000,000元)，因此購買交易的總額將不會超過160,000,000港元(相等於約人民幣169,600,000元)。該等額度的基準乃參考以下各項釐定：(a)如上表所示於截至二零零三年十二月三十一日止三個年度各年持續關連銷售交易、其他銷售交易、持續關連購買交易及其他購買交易各自的備考每年金額；及(b)預期本集團的業務於截至二零零六年十二月三十一日止三個年度將進一步增長，故銷售交易及購買交易各自的總額將會增長。預期本集團向／自廣藥集團、白雲山集團及白雲山製藥集團銷售及購買藥物、藥物原材料及醫療器械各自的交易額將有所增加。

董事(包括獨立非執行董事)認為，買賣交易將於本集團的一般正常業務範圍內進行。此外，各項買賣交易將會經公平基準磋商，並按一般商業條款及不遜於本集團給予／獲自(倘適用)獨立第三方的條款進行。因此，董事(包括獨立非執行董事)認為，買賣交易(包括持續關連買賣交易及其他買賣交易)的條款對本公司股東整體而言屬公平合理。

獨立股東的批准

由於截至二零零六年十二月三十一日止三個年度各年度根據協議進行的銷售交易及購買交易各自的最高總額均為人民幣169,600,000元(相等於約160,000,000港元)，高於人民幣30,000,000元(相等於約28,302,000港元)，根據上海證券交易所的規則，協議必須於股東大會上獲獨立股東的批准。

根據經修訂上市規則界定的持續關連交易

如本公告上文「訂立協議的理由」一段所述，白雲山企業及白雲山製藥均不會被視為廣藥的聯繫人，而根據上市規則其他買賣交易將亦不構成本公司的持續關連交易。

根據經修訂上市規則第14A章，本集團與廣藥集團之間的持續關連買賣交易將構成本公司的持續關連交易。經僅核近年的各年度的持續關連銷售交易及持續關連購買交易的金額後，董事預計，於未來年度，各財政年度的持續關連銷售交易及持續關連購買交易各自的總金額將不會超過10,000,000港元(相等於約人民幣10,600,000元)。按此基準，持續關連買賣交易僅需遵守披露規定，但根據經修訂上市規則第14A.34條獲豁免有關獨立股東批准的規定。但是，如上文所述，根據上海證券交易所的規則，涵蓋持續關連買賣交易及其他買賣交易的協議須於本公司的股東大會上獲獨立股東批准。

「白雲山製藥」	指	廣州白雲山製藥股份有限公司，在中國註冊成立的公司，其證券於深圳證券交易所上市
「白雲山製藥集團」	指	白雲山製藥及其附屬公司
「白雲山企業」	指	廣州白雲山企業集團有限公司，在中國註冊成立的國營公司
「白雲山集團」	指	白雲山企業及其附屬公司
「本公司」	指	廣州藥業股份有限公司，於中國註冊成立的公司，其證券於聯交所及上海證券交易所上市
「持續關連購買交易」	指	本集團向廣藥集團購買藥物、藥物原材料及醫療器械，根據經修訂上市規則被視為持續關連交易
「持續關連銷售交易」	指	本集團向廣藥集團銷售藥物、藥物原材料及醫療器械，根據經修訂上市規則被視為持續關連交易
「持續關連買賣交易」	指	持續關連銷售交易及持續關連購買交易
「董事」	指	本公司的董事
「現有上市規則」	指	現時有效的香港聯合交易所證券上市規則
「本集團」	指	本公司及其附屬公司
「廣藥」	指	廣州醫藥集團有限公司，於中國註冊成立的國營公司，為本公司的控股股東
「廣藥集團」	指	廣藥及其附屬公司及彼等的聯繫人，惟不包括本集團
「港元」	指	香港法定貨幣港元
「獨立董事委員會」	指	本公司將予成立以考慮協議及買賣交易的條款的獨立董事委員會
「獨立股東」	指	本公司的股東，廣藥及其聯繫人除外
「獨立第三方」	指	按上市規則定義，並非本公司關連人士的人士或實體
「上市規則」	指	現有上市規則及經修訂上市規則
「其他購買交易」	指	本集團向白雲山集團及白雲山製藥集團購買藥物、藥物原材料及醫療器械
「其他銷售交易」	指	本集團向白雲山集團及白雲山製藥集團銷售藥物、藥物原材料及醫療器械
「其他買賣交易」	指	其他銷售交易及其他購買交易
「百分比率」	指	經修訂上市規則賦予的涵義
「中國」	指	中華人民共和國
「盈利率」	指	經修訂上市規則賦予的涵義
「購買交易」	指	持續關連購買交易及其他購買交易
「人民幣」	指	中國法定貨幣人民幣
「經修訂上市規則」	指	香港聯合交易所有限公司的經修訂證券上市規則，將於二零零四年三月三十一日生效
「銷售交易」	指	持續關連銷售交易及其他銷售交易
「聯交所」	指	香港聯合交易所有限公司
「買賣交易」	指	持續關連買賣交易(即持續關連銷售交易及持續關連購買交易)及其他買賣交易(即其他銷售交易及其他購買交易)
「盈邦公司」	指	廣州醫藥集團盈邦營銷有限公司，於中國註冊成立的公司，現時為本公司持有51%股權的附屬公司
「%」	指	百分率

於本公告內，除另行指明外，人民幣金額按1.00港元=人民幣1.06元兌換為港元，僅為方便說明。本公告並不表示任何金額的人民幣或港元已按或可按該匯率任何其他匯率兌換。

承董事會命
公司秘書
何舒華

中國廣州，二零零四年三月二十六日



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(H股代號：0874)

關於召開二零零三年度股東週年大會的通告

茲通告廣州藥業股份有限公司(以下簡稱「本公司」)定於二零零四年六月十一日(星期五)上午十時正在本公司所在地中國廣東省廣州市沙面北街45號舉行二零零三年度股東週年大會(以下簡稱「股東週年大會」)，以處理以下事項：

一、以普通決議案的方式審議及批准以下議案：

1. 本公司二零零三年度董事會報告書；
2. 本公司二零零三年度監事會工作報告；
3. 本公司二零零三年度經審核的財務報告；
4. 本公司二零零三年度的核數師報告；
5. 續聘任期屆滿的國內核數師廣州羊城會計師事務所有限公司及國際核數師羅兵咸永道會計師事務所，並授權董事會決定其酬金；
6. 本公司二零零三年度之利潤分配及派息方案；
7. 本公司預計二零零四年度利潤分配政策的議案；
8. 二零零四年度本公司董事服務報酬總金額的議案；
9. 二零零四年度本公司監事服務報酬總金額的議案；
10. 批准本公司與廣州醫藥集團有限公司於二零零四年三月二十六日訂立的《購銷關聯交易協議》及其項下的交易的議案；

二、以特別決議案的方式審議及批准以下議案：

11. 本公司章程修改的議案

(1) 本公司章程原第五十二條增加第(十四)款：

(十四) 決定公司對符合條件的被擔保對象提供金額超過最近一個會計年度合併會計報表淨資產的10%的對外擔保事項；

本條原第(十四)、(十五)款的序號相應改為(十五)與(十六)。

(2) 公司章程原第六十二條改為：

第六十二條　任何有權出席股東會議並有權表決的股東，有權委任一人或者數人(該人可以不是股東)作為其股東代理人，代為出席和表決。該股東代理人依照該股東的委托，可以行使下列權利：

(一) 該股東在股東大會上的發言權；

[illegible]

(三) 以舉手或者以投票方式行使表決權，但是委任的股東代理人超過一人時，該等股東代理人只能以投票方式行使表決權。

任何股東被規定放棄表決權時或被限制只能投支持或反對票時，如該股東或其代表的表決違背該規定，則該表決視為無效。

當反對票和贊成票相等時，董事長有權多投一票。

董事不得對任何與自己或其聯繫人(聯繫人定義按本公司股份上市地區適用的法律法規界定)有重大利益的交易事項作出表決，也不得計入有關董事會會議出席人數。

(3) 公司章程原第七十三條增加第(五)款：

(五) 決定公司對符合條件的被擔保對象提供金額超過最近一個會計年度合併會計報表淨資產的10%的對外擔保事項；

本條原第(五)款的序號相應改為第(六)款。

(4) 公司章程原第九十二條改為：

第九十二條　董事會對股東大會負責，行使下列職權：

(一) 負責召集股東大會，並向股東大會報告工作；

(二) 執行股東大會的決議；

(三) 決定本公司的經營計劃和投資方案；

(四) 制定本公司的年度財務預算方案、決算方案；

(五) 制定本公司的利潤分配方案和彌補虧損方案；

(六) 制定本公司增加或者減少註冊資本的方案以及發行本公司債券的方案；

(七) 擬定本公司合併、分立、解散的方案；

(八) 決定本公司內部管理機構的設置；

(九) 聘任或者解聘本公司經理，根據經理的提名，聘任或者解聘本公司副經理、財務負責人及其它高級管理人員，決定其報酬事項；

(十) 制定本公司的基本管理制度；

(十一) 制定本章程修改方案；

(十二) 決定公司對符合條件的被擔保對象提供金額不超過最近一個會計年度合併會計報表淨資產的10%(含本數)的對外擔保事項；

(十三) 本公司章程規定或股東大會授予的其他職權。

董事會作出前款決議事項，除第(六)、(七)、(十一)、(十二)項必須由三分之二以上的董事表決同意外，其餘可以由半數以上的董事表決同意。

(5) 公司章程原第九十七條改為：

第九十七條　董事會會議應當由二分之一以上董事出席方可舉行。

每名董事有一票表決權。董事會作出決議，必須經全體董事的過半數通過。

(6) 公司章程原第一百一十一條(一)增加第6款：

6. **本公司的對外擔保事項；**

同時，本條原第6款的序號相應改為7。

(7) 公司章程原第一百四十六條改為：

第一百四十六條　關於本公司的擔保事項的規定如下：

(一) 本公司不得直接或間接地向本公司和其母公司的董事、監事、總經理和其他高級管理人員提供貸款、貸款擔保；亦不得向該董事、監事、總經理和其他高級管理人員的相關的人提供貸款、貸款擔保；

前款規定不適用於下列情形：

(1) 本公司向其子公司提供貸款或者為子公司提供貸款擔保；

(2) 本公司根據經股東大會批准的聘任合同，向本公司的董事、監事、總經理和其他高級管理人員提供貸款、貸款擔保或者其他款項，使之支付為了本公司目的或者為了履行其公司職責所發生的費用；

(3) 如本公司的正常業務範圍包括提供貸款、貸款擔保，本公司可以向有關董事、監事、總經理和其他高級管理人員及其相關的人士提供貸款、貸款擔保，但提供貸款、貸款擔保的條件應當是正常商務條件。

(二) 對外擔保

(1) 本公司不得為控股股東、股東的子公司、股東的附屬企業及本公司持股50%以下的其他關聯方、任何非法人單位或個人提供擔保；

(2) 本公司對外擔保總額不得超過公

[illegible]表淨資產的50%；

(3) 本公司應對被擔保對象的資信[illegible]行評審，不得直接或間接為資[illegible]負債率超過70%的被擔保對象[illegible]供債務擔保；

(4) 本公司對外擔保必須要求被擔[illegible]方提供反擔保，且反擔保的提[illegible]方應當具有實際承擔能力。

12. 本公司關於修改《股東大會議事規則》的議案(全文[illegible]見上海證券交易所網站)；

13. 本公司關於修改《董事會議事規則》的議案(全文詳[illegible]上海證券交易所網站)。

三、出席對象

1. 二零零四年五月十一日(星期二)下午交易結束後[illegible]記在冊的本公司境內外股東(包括在二零零四年五[illegible]十一日或之前已成功遞交經核實股東過戶申請文[illegible]的境外股東)。由二零零四年五月十二日(星期三)[illegible]至二零零四年六月十一日(星期五)止(包括首尾[illegible]天)，本公司將暫停辦理H股股東過戶登記手續，[illegible]有本公司H股股份之股東，如欲獲派二零零三年末[illegible]股息者，須將一切過戶文件連同有關股票於二零[illegible]四年五月十一日下午四時前送往本公司之香港過[illegible]登記處香港證券登記有限公司，地址為：香港皇[illegible]大道東183號合和中心19樓1901-1905室，辦理過戶[illegible]記手續。A股股東的股權登記日、股息派發日及派[illegible]方式另行公告；
2. 因故不能出席會議的股東可委託一位或多位代表[illegible]席及投票(受委託人毋須為本公司股東)，授權委[illegible]書及其他授權文件(如有)必須於股東大會舉行二[illegible]四小時前送達本公司之辦公地址方為有效；
3. 本公司董事、監事、高級管理人員。

四、會議登記辦法：

1. 登記手續：出席會議的個人股東持本人身份證、[illegible]東賬戶卡；委託代表持證明、單位授權委託書、[illegible]人股東賬戶卡和法人營業執照複印件辦理出席登記[illegible]異地股東可用信函、電話或傳真方式登記；
2. 登記時間：二零零四年五月二十一日(星期五)上[illegible]8:30至11:30，下午2:00至4:30；
3. 登記地點：本公司董事會秘書處

五、其他注意事項：

1. 與會股東交通費、食宿費自理；
2. 聯繫人：何舒華

聯繫電話：(8620) 8121 8119　　傳真：(8620) 8121 640[illegible]

承董事會命
何舒華
公司秘書

中國廣州，二零零四年四月十六日

於本通告日，董事會成員包括蔡志祥先生、李益民先生、馮贊[illegible]先生、周躍進先生(以上為執行董事)，及黃顯榮先生、吳張[illegible]生、張鶴鏞先生(以上為獨立非執行董事)。



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

Notice of the 2003 Annual General Meeting

NOTICE IS HEREBY GIVEN THAT Guangzhou Pharmaceutical Company Limited (the "Company") will hold its Annual General Meeting for the year 2003 ("AGM") at 10:00 a.m. on Friday, 11 June 2004 at the office of the Company at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China to deal with the following matters:

1. **TO CONSIDER AND APPROVE THE FOLLOWING RESOLUTIONS BY WAY OF ORDINARY RESOLUTIONS:**

(1) the directors' report of the Company for the year 2003;

(2) the report of the Supervisory Committee for the year 2003;

(3) the audited financial report of the Company for the year 2003;

(4) the auditors' reports for the year 2003;

(5) the re-appointment of Guangzhou Yangcheng Certified Public Accountants Co. Ltd. and PricewaterhouseCoopers as the domestic and international auditors respectively, and to authorise the Board to determine their respective remunerations;

(6) the proposed profit distribution and dividend payment for the year 2003;

(7) the projected profit distribution policy of the Company for the year 2004;

(8) the amount of total emoluments to be paid to the directors of the Company for the year 2004;

(9) the amount of total emoluments to be paid to the supervisors of the Company for the year 2004;

(10) to approve the agreement in relation to the continuing connected trading transactions entered into between the Company and Guangzhou Pharmaceutical Holdings Limited on 26 March 2004 and the transactions contemplated thereunder;

2. **TO CONSIDER AND APPROVE THE FOLLOWING RESOLUTIONS BY WAY OF SPECIAL RESOLUTIONS:**

(11) the amendments to the Articles of Associations of the Company.

(a) Addition of Paragraph (14) to the original Article 52 of the Articles of Association of the Company:

(14) **to approve guarantees provided by the Company for other parties who satisfy certain conditions, which represent more than 10% of the latest audited consolidated net asset value of the Company ;**

The original Paragraphs (14) and (15) of the Article is re-numbered as Paragraphs (15) and (16) respectively.

(b) Original Article 62 of the Articles of Association of the Company be amended to:

Article 62 Any shareholder entitled to attend and vote at a shareholders' general meeting of the Company shall be entitled to appoint one or more persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed may exercise the following rights according to his entrustment by the shareholder:

(i) the shareholder's right to speak at the shareholders' general meeting;

(ii) the right to demand a poll in respect of a resolution by himself or in conjunction with others to demand;

(iii) the right to vote by a show of hands or a poll, but a proxy of a shareholder who has appointed more than one proxy may only exercise their voting rights by poll.

If a shareholder is required to abstain from voting or restricted to vote only in favour of or against a resolution and the vote cast by that shareholder or his proxy is in contravention of such requirement or restriction, the vote will be regarded as ineffective.

(c) Addition of Paragraph (5) to the original Article 73 of the Articles of Association of the Company:

(5) **to approve guarantees provided by the Company for other parties who satisfy certain conditions, which represent more than 10% of the latest audited consolidated net asset value of the Company ;**

The original Paragraph (5) of the Article is re-numbered as Paragraph (6).

(d) *Original Article 92 of the Articles of Association of the Company be amended to:*

Article 92 The board of directors is responsible to the shareholders' general meetings and may exercise the following powers:

(i) to convene shareholders' general meetings and report on its work to the shareholders;

(ii) to implement resolutions passed by shareholders in shareholders' general meetings;

(iii) to decide on the Company's business plans and investment plans;

(iv) to formulate annual budgets and accounts of the Company;

(v) *to formulate profit distribution plans and plans for recovery of losses;*

(vi) to formulate plans for the increase or decrease in registered capital or plans for issue of bonds;

(vii) to formulate plans for the merger, demerger or dissolution of the Company;

(viii) to decide on the internal management structure of the Company;

(ix) to appoint or dismiss the manager of the Company, and at the recommendation of the manager, to employ or dismiss deputy managers, financial controllers and other senior management staff of the Company and to fix their remuneration;

(x) to decide on a basic management system of the Company;

(xi) to formulate proposals for amending the Articles of Association of the Company;

(xii) ***to approve guarantees provided by the Company for other parties who satisfy certain conditions, which represent no more than 10% of the latest audited consolidated net asset value of the Company;***

(xiii) to exercise other powers as set out in the Articles of Association of the Company or conferred by the shareholders' general meetings.

Except for the resolutions by the board of directors in respect of the matters specified in the above paragraphs (vi), (vii), (xi) and (xii), which shall be passed by two-thirds or more of the directors, the resolutions by the board of directors in respect of all other matters may be passed by more than half of the directors.

(e) *Original Article 97 of the Articles of Association of the Company be amended to:*

Article 97 Meetings of the board of directors shall be held only if more than half of the directors are present.

Each director shall have one vote. The resolutions by the board of directors must be passed by more than half of the directors.

Where the number of votes cast for and against a resolution equals, the chairman of the board of directors shall have a casting vote.

A director shall not vote on any resolution approving any transaction in which he or his associates (has the meaning attributed to "associates" under the applicable laws and regulations of the places where the shares of the Company are listed) has a material interest, and such director shall not be included in the quorum of such board meeting.

(f) Addition of Paragraph (6) to the original Article 111(1) of the Articles of Association of the Company:

6. **the Company's guarantees to other parties;**

At the same time, the original Paragraph (6) of the Article is re-numbered as Paragraph (7).

(g) Original Article 146 of the Articles of Association of the Company be amended to:

Article 146 Requirements in respect of the Company's guarantees are as follows:

(i) The Company is prohibited from directly or indirectly providing a loan or a guarantee for a loan to directors, supervisors, general manager and other senior management staff of the Company and its holding company; and is prohibited from providing a loan or a guarantee for a loan to persons connected with those directors, supervisors, general manager and senior management staff.

The following transactions are not subject to the prohibition set out above:

(1) the provision of a loan or a guarantee for a loan by the Company to a company which is a subsidiary of the Company;

(2) the provision of a loan or a guarantee for a loan or other funds by the Company under a service contract with any of its directors, supervisors, general manager and other senior management staff as approved by shareholders in shareholders' general meetings to meet expenditures incurred or to be incurred by them for the purposes of the Company or for the purposes of enabling them to properly perform their duties;

(3) where the ordinary course of business of the Company includes the lending of money or the provision of guarantees, the Company may make a loan to or provide a guarantee for any of its directors, supervisors, general manager and other senior management staff or persons connected with them on normal commercial terms.

(ii) **Guarantees to other parties**

(1) **The Company is prohibited from providing a guarantee for a loan to a controlling shareholder, a subsidiary of a shareholder, a fellow subsidiary of a shareholder and other related parties in which the Company holds less than 50% equity interests, or any non-legal persons or individuals;**

(2) **The total amount of guarantees provided by the Company shall not be more than 50% of the latest audited consolidated net asset value of the Company;**

(3) **The Company shall carry out a credit review of the parties for which the Company provides guarantee and the Company is prohibited from, directly or indirectly, providing guarantee for a loan to any party whose debt to assets ratio is higher than 70%;**

(4) **For any guarantee to be provided by the Company, the Company must request the party for which the guarantee is given to give a counter guarantee to the Company and the party who gives the counter guarantee must have the actual capability to perform the counter guarantee.**

(12) the amendments to the Rules of Shareholders' General Meetings of the Company (refer to the website of the Shanghai Securities Exchange for the full text);

(13) the amendements to the Rules of Board Meetings of the Company (refer to the website of the Shanghai Securities Exchange for the full text).

3. **ATTENDEES:**

(1) Domestic and foreign shareholders whose names appear on the Register of Members of the Company at the close of trading in the afternoon on Tuesday, 11 May 2004 (including those foreign shareholders who have already successfully submitted verified documents of shareholding transfer applications on or before 11 May 2004) are entitled to attend the AGM. The Register of Members of the Company will be closed from Wednesday 12 May 2004 to Friday, 11 June 2004 (both days inclusive) during which period no transfer of H shares will be effected. Holders of H Shares of the Company who are entitled for the final dividend of the year of 2003 shall deposit all of the share transfer documents together with relevant share certificates to the share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Rooms 1901-1905, 19/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for share transfer registration before 4:00 p.m. on 11 May 2004. For holders of A Shares, further announcement will be made in relation to the date of registration of share transfer, distribution of dividend and the mode of distribution.

(2) *Each shareholder can appoint one or more persons as his/her proxy to attend and vote at the meeting on his/her behalf (representatives appointed are not necessarily the shareholders of the Company); and the power of attorney or other authority (if any) shall be deposited at the Company's office 24 hours before the time appointed for the holding of Annual General Meeting in order to be valid.*

(3) The directors, supervisors and senior management of the Company.

4. **REGISTRATION FOR THE MEETING:**

(1) *Registration procedures: to attend the AGM, an individual shareholder* should bring along his/her identity card, shareholder account card; a representative should bring along his/her identity card, the power of attorney issued by the unit, shareholder account card of the legal entity and a copy of the business license of the legal entity. Overseas shareholders can make registration by mail, telephone or fax.

(2) Registration time: 8:30 a.m. - 11:30 a.m. and 2:00 p.m. - 4:30 p.m. on Friday, 21 May 2004;

(3) Place of registration: Company Secretary Office

5. **OTHERS:**

(1) Shareholders attending the meeting shall be responsible for their own traveling and accommodation expenses.

(2) *Contact person:* *Mr. He Shuhua*

Tel: (8620) 8121 8119 *Fax: (8620) 8121 6408*

By order of the Board
He Shuhua
Company Secretary

Guangzhou the PRC, 16 April 2004

As at the date of this notice, the Board of Directors comprises Executive Directors, Messers. Cai Zhixiang, Li Yimin, Feng Zansheng and Zhou Yuejin and Independent Non-executive Directors, Messers. Wong Hin Wing, Wu Zhang and Zhang He Yong.

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(在中華人民共和國註冊成立之股份有限公司)

(股份編號：0874)

二零零四年第一季度報告

1. 重要提示

1.1 廣州藥業股份有限公司(下稱「廣州藥業」或「本公司」)董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

1.2 董事周躍進先生及馮贊勝先生因公務未能出席於二零零四年四月二十八日召開的第三屆第一次董事會會議，委托董事燕志祥先生代為出席並行使表決權。

1.3 本公司二零零四年第一季度財務會計報告按中國會計準則及制度編制，未經審計。

1.4 本公司董事長燕志祥先生、總經理周躍進先生、財務總監高防先生、財務部高級經理陳炳華先生聲明：保證本季度報告中財務會計報告的真實性及完整性。

1.5 此在香港刊登的二零零四年第一季度報告乃根據上市規則13.09(2)的有關規定而作出。

2. 公司基本情況

2.1 公司基本信息

	A股	B股	H股	其他	其他
股票簡稱	廣州藥業	—	廣州藥業	—	—
變更前簡稱(如有)	—	—	—	—	—
股票代碼	600332	—	0874	—	—

	董事會秘書	證券事務代表
姓名	何舒華	黃雪貞
聯繫地址	中國廣東省廣州市沙面北街45號	中國廣東省廣州市沙面北街45號
電話	(8620) 8121 8119	(8620) 8121 8086
傳真	(8620) 8121 6408	(8620) 8121 6408
電子信箱	hesh@gpc.com.cn	huangxz@gpc.com.cn

2.2 財務資料

2.2.1 主要會計數據及財務指標

單位：人民幣元

	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產	4,845,574,365.59	4,707,039,445.96	2.94
股東權益(不含少數股東權益)	2,457,844,361.33	2,429,476,382.41	1.17
每股淨資產	3.031	2.996	1.17
調整後的每股淨資產	2.983	2.925	1.30

	本報告期	年初至本報告期期末	本報告期比上年同期增減(%)
經營活動產生的現金流量淨額	229,210,189.93	229,210,189.93	91.82
每股收益	0.035	0.035	-45.82
淨資產收益率(%)	1.15	1.15	-47.36
扣除非經常性損益後的淨資產收益率(%)	1.20	1.20	-47.39

非經常性損益項目	金額
處置長期股權投資及固定資產產生的損失	-1,414,759.31
營業外收入	1,165,500.09
扣除計提的資產減值準備後的其他各項營業外支出	-1,729,155.19
合計	-1,978,414.41

2.2.2 利潤表

利潤表

單位：人民幣元

主營業務成本	[illegible]	—	1,444,233,257.26	—
主營業務稅金及附加	7,884,956.97	—	7,841,881.28	—
二、主營業務利潤(虧損以「-」號填列)	[illegible]	—	[illegible]	—
加：其他業務利潤(虧損以「-」號填列)	8,813,167.59	-288,547.95	9,424,936.80	—
減：營業費用	[illegible]	—	126,599,601.02	—
管理費用	157,241,243.92	4,551,910.11	[illegible]	3,237,971.28
財務費用	8,997,329.90	[illegible]	[illegible]	-472,394.10
三、營業利潤(虧損以「-」號填列)	[illegible]	-4,225,177.02	96,638,549.51	-4,765,579.18
加：投資收益(損失以「-」號填列)	-1,074,442.02	[illegible]	-1,069,057.24	[illegible]
補貼收入	—	—	139,823.00	—
營業外收入	1,165,500.09	6,900.00	328,253.46	—
減：營業外支出	2,798,141.24	50,000.00	4,052,636.75	10,135.67
四、利潤總額(虧損總額以「-」號填列)	62,138,612.08	31,850,230.38	91,984,931.98	32,317,839.47
減：所得稅	29,526,913.89	—	34,538,096.74	—
減：少數股東損益	4,243,717.27	—	5,090,647.63	—
五、淨利潤(虧損以「-」號填列)	28,367,980.92	31,850,230.38	52,356,187.61	32,317,839.47

2.3 報告期末股東總人數

截止二零零四年三月三十一日，持有本公司股票的股東戶數為51,113戶，其中，發起人國家股股東1戶，境內上市人民幣普通股(A股)股東51,072戶，境外上市外資股(H股)股東40戶。

3. 管理層討論與分析

3.1 公司報告期內經營活動總體狀況的簡要分析

☑適用　☐不適用

廣州藥業及其附屬企業(合稱「本集團」)主要從事(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

於二零零四年一至三月期間(「本報告期」)，面對激烈的市場競爭，本集團加大了對重點產品的推廣力度，做好對醫院、社區和零售藥店等終端市場的營銷工作，保持了銷售收入的持續增長。按中國會計準則及制度編制的合併報表計算，本集團於本報告期的營業額為人民幣2,075,358千元，較二零零三年同期增長13.93%；除稅前盈利為人民幣62,139千元，較二零零三年同期下降32.45%；淨利潤為人民幣28,368千元，較二零零三年同期下降45.82%。本集團於報告期內盈利下降的原因主要是：(1)受國家廣告管理政策的限制，本集團部分處方藥品銷售下降，從而導致了本集團製造業務的銷售收入的下降；(2)本集團貿易業務的銷售毛利率持續下滑；(3)根據市場的變化，本公司對子公司廣州市藥材公司的部分庫存商品計提存貨跌價準備人民幣10,760千元。

本集團製造業務於本報告期內的營業額為人民幣489,574千元，較二零零三年同期下降9.09%；除稅前盈利為人民幣57,908千元，較二零零三年同期下降20.60%。

於本報告期，烏雞白鳳丸、化痔栓等重點產品的銷售保持良好的增長勢頭，分別較去年同期增長60.46%與63.97%。但由於市場競爭日趨激烈，追風透骨丸、蜜煉川貝枇杷膏、夏桑菊等產品的銷售呈現下降趨勢，分別較去年同期下降60.43%、31.97%與24.97%。

本集團貿易業務於本報告期的營業額為人民幣1,585,784千元，較二零零三年同期增長23.59%；除稅前盈利為4,230千元，較二零零三年同期下降77.80%。本報告期間，新增銷售客戶66家，新增代銷品種32個，新增總經銷品種1個，對銷售額的增長起到重要作用。

本報告期內，本集團生產經營環境、宏觀政策及法規無發生重大變化。

3.1.1 佔主營收入或主營業務利潤總額10%以上的主營行業或產品情況

☑適用　☐不適用

單位：人民幣元

分行業	主營業務收入	主營業務成本	毛利率(%)
中成藥製造	489,573,512.45	222,707,782.04	54.51
貿易	1,585,784,361.83	1,486,870,752.51	6.24
其中：關聯交易	23,004,378.07	21,215,965.83	7.77

單位：人民幣元

分產品	主營業務收入	主營業務成本	毛利率(%)
清熱解毒類	127,941,635.54	66,137,665.05	48.31
婦科病類	98,362,088.99	32,366,109.21	67.09
止咳化痰利肺類	67,549,682.59	39,680,605.09	41.26
祛風活血類	58,609,212.37	20,834,812.79	64.45
其他用藥	28,052,866.16	15,960,512.86	43.11
其中：關聯交易	1,261,296.56	873,801.73	30.72

3.1.2 公司經營的季節性或周期性特徵

☑適用　☐不適用

本公司部分產品有一定的季節性，如夏桑菊、廣東涼茶顆粒的銷售在二、三季度銷量較大，而止咳化痰利肺類的銷售在秋冬季銷量較大。

3.1.3 報告期利潤構成情況(主營業務利潤、其他業務利潤、期間費用、投資收益、補貼收入與營業外收支淨額在利潤總額中所佔比例與前一報告期相比的重大變動及原因的說明)

☑適用　☐不適用

單位：人民幣元

項目	本報告期 金額	本報告期 佔利潤總額(%)	前一報告期 金額	前一報告期 佔利潤總額(%)	增減比例(%)
主營業務利潤	[illegible]	[illegible]	[illegible]	482.04	19.48
其他業務利潤	8,813,167.59	14.18	[illegible]	15.22	-4.79
期間費用	[illegible]	485.78	[illegible]	393.29	23.52
投資收益	-1,074,442.02	-1.73	2,714,764.17	0.95	-281.38
補貼收入	—	—	[illegible]	0.10	-100.00
營業外收支淨額	[illegible]	-2.63	[illegible]	-5.05	-47.59
利潤總額	[illegible]	100.00	284,773,443.38	100.00	—

本報告期內，由於存貨跌價準備的增加等因素影響而導致利潤下降，令期間費用佔利潤總額的比例及主營業務利潤佔利潤總額的比例與前一報告期比較有較大的變化。

3.1.4 主營業務及其結構與前一報告期相比發生重大變化的情況及原因說明

☐適用　☑不適用

3.1.5 主營業務盈利能力(毛利率)與前一報告期相比發生重大變化的情況及其原因說明

☑適用　☐不適用

本報告期內，由於國內醫藥市場競爭進一步加劇，導致本集團貿易業務的毛利率較前一報告期下降16.24%，為6.24%。

3.2 重大事項及其影響和解決方案的分析說明

☐適用　☑不適用

3.3 會計政策、會計估計、會計報表範圍變化以及重大會計差錯更正的情況及原因說明

☑適用　☐不適用

[illegible]

3.4 經審計且被出具「非標意見」情況下董事會和監事會出具的相關說明

☐適用　☑不適用

3.5 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅度變動的警示及原因說明

☐適用　☑不適用

3.6 公司對已披露的年度經營計劃或預算的滾動調整情況

☐適用　☑不適用

4. 其他事項

燕志祥先生、李益民先生、周躍進先生與馮贊勝先生為本公司第三屆董事會執行董事，吳張先生、黃顯榮先生與張鶴鏞先生為本公司第三屆董事會獨立非執行董事；選舉了[illegible]先生、[illegible]先生為本公司第三屆監事會監事，陳續英先生經本公司職工代表大會選舉成為第三屆監事會職工代表監事。以上獲委任的董事或監事的任期為三年，自獲委任之日起至第四屆董事會或監事會選舉產生之日止。

註：本公司及本集團的資產負債表、利潤表、現金流量表的全文已刊載於上海證券交易所網站：http://www.sse.com.cn

承董事會命
燕志祥
董事長

中國廣州，二零零四年四月二十八日

本季度報告分別以中、英文兩種語言編訂，兩種文體若出現解釋上的歧義時，以中文本為準。

於本報告日，董事會成員包括燕志祥先生、李益民先生、馮贊勝先生、周躍進先生(以上為執行董事)及黃顯榮先生、吳張先生、張鶴鏞先生(以上為獨立非執行董事)。

第三屆第一次董事會會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

廣州藥業股份有限公司(以下簡稱「本公司」)第三屆第一次董事會會議於二零零四年四月二十八日在本公司所在地廣州沙面北街45號二樓會議室召開，會議應到董事7人，實到董事5名，其中，董事周躍進先生及馮贊勝先生因公務未能出席，委托董事燕志祥先生代為出席並行使表決權。燕志祥先生主持了會議；本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定，經過會議充分討論，與會董事一致表決同意，並審議通過如下事項：

一、本公司二零零四年第一季度報告；

二、選舉燕志祥先生為本公司第三屆董事會董事長；

三、選舉李益民先生為本公司第三屆董事會副董事長；

四、聘任何舒華先生為本公司董事會秘書；

五、聘任周躍進先生為本公司總經理；

六、聘任何舒華先生為本公司副總經理；

七、聘任高防先生為本公司財務總監；

八、聘任吳張先生、黃顯榮先生、張鶴鏞先生為審核委員會委員，黃顯榮先生為審核委員會主任；

九、聘任燕志祥先生、李益民先生、吳張先生、黃顯榮先生、張鶴鏞先生為薪酬與考核委員會委員，吳張先生為薪酬與考核委員會主任；

十、聘任燕志祥先生、李益民先生、周躍進先生為投資管理委員會委員，燕志祥先生為投資管理委員會主任；

十一、授權董事長代表董事會簽署對直屬全資子公司或控股子公司的銀行借款擔保的議案，其中全資子公司借款不限金額，控股51%以上的控股子公司單筆借款金額在一億元以內。

特此公告

廣州藥業股份有限公司
董事會

中國廣州，二零零四年四月二十八日

第三屆第一次監事會會議決議公告

廣州藥業股份有限公司(以下簡稱「本公司」)第三屆第一次監事會會議於二零零四年四月二十八日在本公司二樓會議室召開，會議由陳續英先生主持，全體監事出席了會議，符合《公司法》及本公司《章程》之規定，會議審議並一致表決，通過了如下事項：

一、本公司二零零四年第一季度報告；

二、選舉陳續英先生為本公司第三屆監事會主席。

特此公告

廣州藥業股份有限公司
監事會

中國廣州，二零零四年四月二十八日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

2004 FIRST QUARTERLY REPORT

1. IMPORTANT NOTICE

1.1 The Board of Directors of Guangzhou Pharmaceutical Company Limited ("Guangzhou Pharmaceutical" or the "Company") and each director collectively and individually accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report and believe that there are no material omissions from, or misrepresentations or misleading statements contained in this report.

1.2 Messrs. Zhou Yuejin and Feng Zansheng, directors of the Company, being unable to attend the 1st meeting of the Third Section of the Board of the Company held on 28 April 2004 due to other business commitments, have appointed Mr. Cai Zhixiang to attend and to vote on their behalf.

1.3 The Company's financial reports for the first quarter of 2004 were prepared in accordance with PRC accounting standards and systems and were unaudited.

1.4 Mr. Cai Zhixiang, Chairman of the Board, Mr. Zhou Yuejin, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Finance Manager, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this quarterly report.

1.5 This first quarterly report is published in Hong Kong pursuant to Chapter 13.09(2) of the Listing Rules.

2. COMPANY PROFILE

2.1 Corporate Information

	A shares	B shares	H shares	Other shares	Other shares
Stock Abbreviation	GZ Phar.	—	GZ Phar.	—	—
Stock Abbreviation before Change	—	—	—	—	—
Stock Code	600332	—	0874	—	—

	Company secretary	Representative of securities affairs
Name	Mr. He Shuhua	Ms. Huang Xuezhen
Address	45 Sha Mian North Street Guangzhou City Guangdong Province, PRC	45 Sha Mian North Street Guangzhou City Guangdong Province, PRC
Telephone	(8620) 8121 8119	(8620) 8121 8086
Facsimile	(8620) 8121 6408	(8620) 8121 6408
E-mail	hesh@gpc.com.cn	huangxz@gpc.com.cn

2.2 Financial Information

2.2.1 Principal financial data and indicators

Items	As at 31 March 2004 (RMB)	As at 31 December 2003 (RMB)	Change as compared with the year ended 31 December 2003 (%)
Total assets	4,845,374,365.59	4,707,079,445.98	2.94
Shareholders' equity (excluding minority interests)	2,457,844,361.33	2,429,476,382.41	1.17
Net assets per share	3.031	2.996	1.17
Adjusted net assets per share	2.963	2.925	1.00

Items	1 January 2004 - 31 March 2004 (RMB)	1 January 2004 - 31 March 2004 (RMB)	Change as compared with the same period of 2003 (%)
Net cash flows generated from operating activities	229,210,189.93	229,210,189.93	91.82
Earnings per share	0.035	0.035	-45.82
Return on net assets	1.15	1.15	-47.36
Return on net assets after deducting non-operating items (%)	1.20	1.20	-47.39

Non-operating items	Amount (RMB)
Losses on disposal of long-term equity investment and fixed assets	-1,414,739.71
Net non-operating results	1,165,500.09
Non-operating expenses after deducting assets impairment	-1,729,155.19
Total	-1,978,414.81

2.2.2 Income statement

Items	1 January 2004 - 31 March 2004 Group (RMB)	1 January 2004 - 31 March 2004 Company (RMB)	1 January 2003 - 31 March 2003 Group (RMB)	1 January 2003 - 31 March 2003 Company (RMB)
Sales	2,075,357,874.28	—	1,821,583,470.08	—
Less: Cost of sales	1,709,578,534.55	—	1,444,233,257.26	—
Taxes and levies	7,886,956.97		3,841,881.28	
Profit from principal operations (Loss was inserted with "-" sign)	357,892,382.76	—	373,508,331.54	—
Add: Profit from other operations (Loss was inserted with "-" sign)	8,813,167.59	-228,547.95	9,424,536.09	
Less: Operating expenses	135,521,281.23	—	126,399,681.02	
General and administrative expenses	157,241,243.92	4,551,918.11	148,022,614.99	5,237,373.38
Finance costs	6,997,329.98	415,281.06	6,832,301.80	472,394.48
Operating profit (Loss was inserted with "-" sign)	64,845,605.25	-4,225,177.02	96,638,540.51	-5,765,578.[illegible]
Add: Investment income (Loss was inserted with "-" sign)	-1,074,442.01	36,118,507.40	-1,069,057.34	37,403,354.32
Subsidy income	—	—	179,322.09	
Net non-operating results	1,165,500.09	4,900.00	328,253.46	
Less: Non-operating expenses	2,798,141.34	38,000.08	4,092,636.75	88,735.67
Total profit (Loss was inserted with "-" sign)	62,138,412.08	31,850,230.38	91,984,951.98	32,317,239.43
Less: Income tax	29,526,313.39	—	34,578,096.78	—
Less: Minority interests	4,243,317.23	—	5,090,647.63	—
Net profit (Loss was inserted with "-" sign)	28,367,978.92	31,850,230.38	52,326,187.61	32,319,230.43

2.3 Number of Shareholders as at 31 March 2004

As at 31 March 2004, there were 51,113 shareholders in total, including one shareholder holding the State-owned shares, 51,072 shareholders holding domestic listed RMB-denominated ordinary shares (A shares) and 40 shareholders holding overseas listed ordinary shares (H shares).

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the Company's overall operation during the Reporting Period

☑ Applicable ☐ Not applicable

The Company and its subsidiaries (collectively the "Group") are principally engaged in (1) manufacture and sales of Chinese patent medicine; (2) wholesale, retail, import and export of Western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

During the period between 1 January 2004 and 31 March 2004 (the "Reporting Period"), though encountered with severe market conditions, the Group was able to maintain continuous growth in its turnover through strengthening the promotion of certain major products and improving marketing to end-users such as hospitals, communities and retail pharmacies. According to the consolidated statements prepared in accordance with PRC accounting standards and systems, the Group's turnover for the Reporting Period amounted to RMB2,075,358,000, representing an increase of 13.93% as compared with the corresponding period of 2003. Profit before taxation of the Group amounted to RMB62,139,000, representing a decrease of 32.45% as compared with the same period of 2003 and the Group's net profit for the Reporting Period was RMB28,368,000, representing a decrease of 45.82% over that of the same period of 2003. The decrease in profit of the Group for the Reporting Period was mainly due to the following reasons: (1) as affected by the State's management policy on advertising of medicine, sales of certain prescription medicine manufactured by the Group decreased, which in turn resulted in the decrease in the turnover of the Group's manufacturing operations for the Reporting Period; (2) the gross profit margin of the Group's trading operations continued to drop; and (3) in response to market changes, the Company made provision of RMB10,760,000 for certain merchandise of the Company's subsidiary, Guangzhou Chinese Medicine Corporation.

Turnover of the Group's manufacturing operations for the Reporting Period amounted to RMB489,574,000, with a decrease of 9.09% as compared with the same period of 2003. Profit before taxation from the manufacturing operations was RMB57,908,000, with a decrease of 20.60% as compared with the corresponding period of 2003.

During the Reporting Period, sales of certain key products such as Wu Ji Bai Feng Wan and Hua Zhi Quan maintained a good upward trend. The sales of the above products increased by 60.46% and 63.97% respectively over that of the same period of 2003. However, due to the severe competition in the domestic pharmaceutical market, products such as Zhui Feng Tou Gu Wan, Mi Lian Chuan Bei Pi Pa Gao and Xia Sang Ju decreased by 60.43%, 31.97% and 24.97% respectively as compared with the corresponding period of 2003.

The Group's trading operations recorded a turnover of RMB1,585,784,000 for the Reporting Period, representing an increase of 23.59% as compared with the corresponding period of 2003. Profit before taxation attributed to the Group's trading operations amounted to RMB4,230,000, with a decrease of 77.80% over that of the same period of 2003. During the Reporting Period, the number of clients of the Group's trading operations increased by 66, products with distribution rights increased by 32 and products with exclusive distribution rights grew by 1. These have been crucial to the sales growth of the trading operations of the Group.

During the Reporting Period, there were no significant changes in the operation environment of the Group, the macro policies or regulations applicable to the Group.

3.1.1 Details of operations of products accounting for 10% or more of the Group's turnover or profit from principal operations

☑ Applicable ☐ Not applicable

By segment	Sales (RMB)	Costs of sales (RMB)	Gross profit margin (%)
Manufacturing operations	489,573,512.45	222,707,782.04	54.51
Trading operations	1,585,784,361.83	1,486,870,752.51	6.24
Including: connected transactions	23,004,378.07	21,215,965.83	7.77

By products	Sales (RMB)	Costs of sales (RMB)	Gross profit margin (%)
Heat clearing and Anti-toxic	127,941,855.54	66,137,665.05	48.31
Diabetes curing	98,362,083.99	32,366,109.21	67.09
Cough and phlegm clearing	67,549,688.59	39,680,605.09	41.26
Arthritis curing	58,609,212.37	20,834,812.79	64.45
Gastric	28,052,866.16	15,960,512.86	43.11
Including: connected transactions	1,261,296.56	873,801.73	30.72

3.1.2 Seasonal and periodical characteristics of the Company's operations

☑ Applicable ☐ Not applicable

Some products of the Company are subject to seasonal and periodical patterns. The sales of Xia Sang Ju and Guangdong Liang Cha Granule are better in the 2nd and 3rd quarters of the year, while cough and phlegm clearing medicine have higher demand in the fall and winter of the year.

3.1.3 Composition of profit of the Reporting Period (the significant change of the proportion of profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating results of the total profit as compared with the previous reporting period and the explanation)

☑ Applicable ☐ Not applicable

Items	The Reporting Period Amount (RMB)	The Reporting Period Percentage of total profit (%)	The previous reporting period Amount (RMB)	The previous reporting period Percentage of total profit (%)	Change (%)
Profit from principal operations	357,892,382.76	575.96	1,372,711,838.39	482.04	-73.94
Profit from other operations	8,813,167.59	14.18	43,331,577.75	15.22	-4.79
Expenses	301,759,855.10	485.71	1,119,985,333.78	393.29	23.52
Investment income	-1,074,442.01	-1.73	2,714,764.17	0.95	-281.38
Subsidy income	—	—	278,208.23	0.10	-100.00
Net non-operating results	-1,632,641.15	-2.63	-14,277,825.65	-5.01	-47.59
Total profit	62,138,412.08	100.00	284,773,443.30	100.00	—

During the Reporting Period, the Group's profit decreased owing to factors such as the increase in provision for merchandise. As a result, the proportion of expenses and profit from principal operations of the total profit recorded a significant change respectively as compared with the figures of the previous reporting period.

3.1.4 Explanation on significant changes in principal activities and their compositions as compared with the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Explanation on significant changes in profit from principal operations (gross profit margin) as compared with that of the previous reporting period

☑ Applicable ☐ Not applicable

Owing to the increasingly fierce competition in the domestic pharmaceutical market, the gross profit margin of the Group's trading operations for the Reporting Period was 6.24%, representing a decrease of 16.24% as compared with the previous reporting period.

3.2 Explanation and analysis on major events and their impact and solutions

☐ Applicable ☑ Not applicable

3.3 Changes in accounting policies, accounting estimates, scope of consolidation and significant accounting errors and their causes

☑ Applicable ☐ Not applicable

During the Reporting Period, the Company acquired 51% equity interest in Guangzhou Guangyao Yingbang Marketing Company Limited (formerly known as Guangzhou Pharmaceutical Yingbang Marketing Company Limited). In addition, the Company's subsidiary, Guangzhou Pharmaceutical Corporation, set up Hubei Guangyao Ankang Pharmaceutical Company Limited (51% owned). The above companies were included in the scope of consolidation of the Group for the Reporting Period.

3.4 Explanation of the Board and the Supervisory Committee on the qualified opinions issued by the auditors

☐ Applicable ☑ Not applicable

3.5 Warning with reasons on a possible reversal of the accumulated net profit to losses from the beginning of the year to the end of the next reporting period or a substantial change thereof profit when compared to the corresponding period in the previous year

☐ Applicable ☑ Not applicable

3.6 Ongoing adjustments by the Company on its disclosed annual operation plans or budget

☐ Applicable ☑ Not applicable

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


廣州藥業股份有限公司
GPC

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

2004 FIRST QUARTERLY REPORT

4. OTHER EVENTS

Appointments of Directors and Supervisors

At the Company's 2004 first Extraordinary General Meeting held on 26 March 2004, Messrs. Cai Zhixiang, Li Yimin, Zhou Yuejin and Feng Zansheng were elected as directors of the Third Section of the Board of the Company. Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong were elected as independent non-executive directors of the Third Section of the Board of the Company and Messrs. Ou Yang Qiang and Zhong Yugan were elected as supervisors of the Third Section of the Supervisory Committee of the Company. Mr. Chen Canying was elected as the staff representative supervisor of the Third Section of the Supervisory Committee of the Company by the staff of the Company. The above directors or supervisors shall have a term of office of 3 years, commencing from the date of appointment till the date of the members of the Fourth Section of the Board or the Supervisory Committee of the Company are elected.

Note: The full version of the balance sheet, income statement and cash flow statement of the Company and the Group has been published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn

On behalf of the Board
Cai Zhixiang
Chairman

Guangzhou, the PRC, 28 April 2004

This quarterly report is published in both English and Chinese. In the event that different interpretation occurs, the Chinese version shall prevail.

As at the date of this report, the Board of Directors comprises Executive Director, Messrs. Cai Zhixiang, Li Yimin, Feng Zansheng and Zhou Yuejin and Independent Non-executive Directors, Messrs. Wong Hin Wing, Wu Zhang and Zhang Heyong.

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE FIRST MEETING OF THE THIRD SECTION OF THE BOARD OF DIRECTORS

The Company and all members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

IT IS HEREBY ANNOUNCED THAT the first meeting of the Third Section of the board of directors (the "Board") of Guangzhou Pharmaceutical Company Limited (the "Company") was held at the office of the Company at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou on 28 April 2004. Seven directors were eligible to attend the meeting and five of them attended the meeting. Messrs. Zhou Yuejin and Feng Zansheng, directors of the Company, were unable to attend the meeting due to other business commitments and have appointed Mr. Cai Zhixiang to attend and to vote on their behalf. The meeting was presided by Mr. Cai Zhixiang. The supervisors and senior management of the Company were present at the meeting. The meeting was in compliance with the requirements of the Company Law and the Articles of Association of the Company. After detailed discussions, the following matters were considered and unanimously approved and passed by the directors at the meeting:

1. the first quarterly report of the Company for the year 2004;
2. the election of Mr. Cai Zhixiang as the Chairman of the Third Board of the Company;
3. the election of Mr. Li Yimin as the Vice Chairman of the Third Board of the Company;
4. the appointment of Mr. He Shuhua as the Secretary to the Board of the Company;
5. the appointment of Mr. Zhou Yuejin as the General Manager of the Company;
6. the appointment of Mr. He Shuhua as the Deputy General Manager of the Company;
7. the appointment of Mr. Gao Fang as the Financial Controller of the Company;
8. the appointment of Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong as the members of the Third Audit Committee and Mr. Wong Hin Wing as the Director of the Audit Committee;
9. the appointment of Messrs. Cai Zhixiang, Li Yimin, Wu Zhang, Wong Hin Wing and Zhang Heyong as the members of the Second Remuneration and Evaluation Committee, and Mr. Wu Zhang as the Director of the Remuneration and Evaluation Committee;
10. the appointment of Messrs. Cai Zhixiang, Li Yimin and Zhou Yuejin as the members of the Second Investment Management Committee, and Mr. Cai Zhixiang as the Director of the Investment Management Committee; and
11. the resolution regarding authorization of the Chairman of the Board to sign credit documents on behalf of the Board to guarantee loan credit facilities granted to the Company's direct wholly-owned subsidiaries or controlling subsidiaries, of which there will have no guarantee limit for credit facilities for wholly-owned subsidiaries whereas the limit for a single credit facility for the controlling subsidiaries with over 51% stake therein will be within RMB100,000,000.

Board of Directors
Guangzhou Pharmaceutical Company Limited

Guangzhou, the PRC, 28 April 2004

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE FIRST MEETING OF THE THIRD SECTION OF THE SUPERVISORY COMMITTEE

IT IS HEREBY ANNOUNCED THAT the first meeting of the Third Section of the Supervisory Committee of Guangzhou Pharmaceutical Company Limited (the "Company") was held on 28 April 2004 at the Conference Room, 2nd Floor of the Company. The meeting was presided by Mr. Chen Canying and attended by all the supervisors and was in compliance with the requirements of the Company Law and the Articles of Association of the Company. The following resolutions were considered and unanimously passed at the meeting:

1. the first quarterly report of the Company for the year 2004;
2. the election of Mr. Chen Canying as the Chairman of the Third Section of the Supervisory Committee of the Company.

Supervisory Committee
Guangzhou Pharmaceutical Company Limited

Guangzhou, the PRC, 28 April 2004

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Tel: 2798 2707
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The Standard
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.



Shanghai Real Estate Limited (the "Issuer")

上海置業有限公司*

(Incorporated in Bermuda with limited liability)

HK$302,000,000

Zero Coupon Convertible Bonds due 2009
(the "Convertible Bonds")
convertible into ordinary shares of the Issuer

Sole Bookrunner and Lead Manager

J.P. Morgan Securities Limited

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Convertible Bonds as described in the Offering Circular to be dated 30 April 2004 and such listing and permission to deal in the Convertible Bonds is expected to become effective on or about 4 May 2004.

29 April 2004

* *for identification purpose only*


北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 392

Changes in Directorship

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Wei En Hong and Mr. Bi Yu Xi resigned as executive directors of the Company effective on April 28, 2004 as they reach the retirement age. The Company confirmed that there is no other matter that needs to be brought to the attention of holders of securities of the Company in relation to their resignation. The Board of Directors takes this opportunity to express our appreciation for their valuable contribution to the Company.

Meanwhile, the Company is pleased to announce the appointment of Mr. Guo Pu Jin as its executive director effective on 28th April 2004. Mr. Guo is presently the Chairman of Beijing Capital Expressway Development Company Limited and has many years governmental experience in supervising and managing corporations in Beijing. There is no service contract between the Company and Mr. Guo. His annual emoluments payable by one lump sum shall be HK$80,000 (subject to review by the Board of Directors).

Save and except the relationship arising from his position being an executive director of the Company, Mr. Guo does not has any relationship with any directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Guo has no any personal interests in the securities (as defined under Part XV of Securities & Future Ordinance) of the Company.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xiqun; Zhang Honghai; Li Fu Cheng; Guo Yingming; Liu Kai; Bao Zong Ye; Zheng Wan He; Li Man; Li Zhong Gen; Guo Pu Jin

Independent Non-Executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, April 28, 2004

廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

（在中華人民共和國註冊成立之股份有限公司）

（股份代號：0874）

二零零三年度股東周年大會決議公告

[illegible]

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

RESOLUTIONS PASSED AT THE 2003 ANNUAL GENERAL MEETING

The Company and all members of the board of directors hereby confirm the truthfulness accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

Guangzhou Pharmaceutical Company Limited (the "Company") held its 2003 Annual General Meeting ("AGM") on 11 June 2004 at 10:00 a.m. at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China. 22 shareholders and proxies attended the AGM, representing a total of 513,405,600 shares (of which 513,000,000 shares were State-owned shares, representing approximately 63.26% of the total number of shares of the Company, 280,000 shares were H shares, representing approximately 0.03% of the total number of shares of the Company, and 125,600 shares were A shares, representing approximately 0.02% of the total number of shares of the Company), or approximately 63.31% of the total number of shares of the Company. The AGM was held in compliance with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association with respect to the holding of annual general meetings.

As at the date of the AGM, there were a total of 810,900,000 shares of the Company in issue, entitling the holders thereof to attend and vote for or against the resolutions numbered 1 to 9 and 11 to 13 set out in the notice of the AGM (the "Notice") issued on 16 April 2004. Guangzhou Pharmaceutical Holdings Limited, the Company's controlling shareholder holding a total of 513,000,000 shares in the Company (which represents approximately 63.26% of the existing issued shares of the Company), and its associates abstained from voting on the resolution numbered 10 in relation to the agreement relating to the connected trading transactions entered into between the Company and Guangzhou Pharmaceutical Holdings Limited on 26 March 2004. According, only shareholders other than Guangzhou Pharmaceutical Holdings Limited and its associates ("Independent Shareholders") holding a total of 297,900,000 shares, representing 36.74% of the existing issued shares of the Company were entitled to vote on the resolution numbered 10 at the AGM. There were no shares in the Company entitling the holders to attend and vote only against any of the resolutions at the AGM.

After the discussion and consideration, the following resolutions, details of which were set out in the Notice, were passed at the AGM by means of poll:

A. **By way of ordinary resolutions:**

1. The directors' report of the Company for the year 2003 was considered and approved;

   513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

2. The report of the Supervisory Committee for the year 2003 was considered and approved;

   513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

3. The audited financial reports of the Company and its subsidiaries for the year 2003 were considered and approved;

   513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

4. The auditors' reports of the Company and its subsidiaries for the year 2003 were considered and approved;

   513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

5. The proposal for re-appointment of retiring Guangzhou Yangcheng Certified Public Accountants Co. Ltd. and PricewaterhouseCoopers as the domestic auditors and international auditors respectively and to authorise the board of directors to determine their respective remunerations was considered and approved;

   513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

6. The proposed profit distribution and dividend payment for the year 2003 were considered and approved;

   a) the distribution of the profit after tax of the Company and its subsidiaries for the year 2003 is as follows:

      i) among its subsidiaries, the manufacturing operations shall transfer 10% to the statutory surplus reserve, 10% to the statutory public welfare reserve, 10% to the discretionary surplus reserve; the trading operations shall transfer 10% to the statutory surplus reserve, 10% to the statutory public welfare reserve, 20% to the discretionary surplus reserve.

      ii) the Company shall transfer 10% to the statutory surplus reserve, 5% to the statutory public welfare reserve, and no transfer shall be made to the discretionary surplus reserve.

   b) the final dividend for the year 2003 is Rmb0.06 per share (inclusive of tax for A shares).

   513,405,600 shares voted in favour, representing 100% of the total number of shares held by shareholders present at the AGM carrying voting rights; 0 shares voted against the resolution, representing 0% and 0 shares abstained, representing 0%.

7. The projected profit distribution policy of the Company for the year 2004 was considered and approved;

   The Company expects that there will be one dividend distribution in 2004. The amount to be apportioned as dividend will not be lower than 30% of the net profit and will be distributed in the form of cash. The Company does not plan to make any transfer from surplus reserve to share capital in 2004.

   513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

8. The amount of total emoluments to be paid to the directors of the Company for the year 2004 was considered and approved;

   The total emoluments for the Company's directors for the year 2004 are expected to be Rmb4.33 million (excluding the emoluments of the directors of the subsidiaries).

   513,289,600 shares voted in favour, representing 99.98% of the total number of shares carrying the rights to vote; 116,000 shares voted against, representing 0.02%; and 0 shares abstained, representing 0%.

9. The amount of total emoluments to be paid to the supervisors of the Company for the year 2004 was considered and approved;

   The total emoluments for the Company's supervisors for the year 2004 are expected to be Rmb0.63 million.

   513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

10. The agreement relating to the continuing connected transactions entered into between the Company and Guangzhou Pharmaceutical Holdings Limited dated 26 March 2004 and the transactions contemplated thereunder were considered and approved;

    Guangzhou Pharmaceutical Holdings Limited, the Company's controlling shareholder, refrained from voting on this resolution at the AGM in accordance with regulations. Accordingly Independent Shareholders voted on this resolution. The voting results are:

    [illegible] shares voted in favour, representing [illegible] of the total number of shares carrying the rights to vote; [illegible] shares voted against, representing [illegible]; and 0 shares abstained, representing 0%.

B. **By way of special resolutions:**

11. The proposed amendments to the Articles of Association of the Company were considered and approved;

    513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

12. The proposed amendments to the Rules of Shareholders' General Meetings of the Company were considered and approved;

    513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

13. The proposed amendments to the Rules of Board Meetings of the Company were considered and approved;

    513,405,600 shares voted in favour, representing 100% of the total number of shares carrying the rights to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

As at the date of the AGM, the Company had 810,900,000 issued shares, of which 513,000,000 shares were State-owned shares, [illegible] shares were A shares and [illegible] shares were H shares.

Guangzhou Yangcheng Certified Public Accountants Co., Ltd, the Company's domestic auditors, acted as scrutineers for the poll vote at the AGM.

The AGM was witnessed by Zhang Zhenya from Z & T Law Firm which issued its legal opinion that the assembly and the procedures for convening the AGM complied with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association, and the eligibility of persons attending the AGM was lawful and valid. No new motions were proposed by shareholders at the AGM. The voting procedures of the meeting complied with the laws and regulations and the provisions of the Company's Articles of Association. The resolutions passed at the AGM were lawful and valid.

In addition to the aforesaid resolutions passed at the AGM, further details for payment of the final dividend of the Company are as follows:

1. Pursuant to Article 169 of the Articles of Association of the Company, dividend for holders of the Company's H shares shall be paid in Hong Kong dollars.

   For the purpose of the payment of dividend, the applicable exchange rate is HK$100 to Rmb106.14, being the average exchange rate between Hong Kong dollar and Renminbi as published by the People's Bank of China for the week preceding the date of announcement of dividend payment. Therefore, the final dividend payable to holders of H shares of the Company is HK$0.0565 per share. The final dividend for the H shares will be distributed on or before [illegible] June 2004.

2. Additional details of final dividend for holders of A shares of the Company will be announced separately.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 11 June 2004

As at the date of this announcement, the Board comprises Mr. Cui Zhixiong, Mr. Li Yihua, Ms Fang Zhaoheng and Ms Zhou Yuejin (being executive directors), and Mr. Wong Hin Wing, Ms. Wu Zhang and Ms Zhang Heyong (being independent non-executive directors).